Form 10-K405, Exhibit 13
period 2001-09-30
AVAYA INC
filed 2001-12-26
CIK 1116521

                                                                      Exhibit 13


FINANCIAL REVIEW


TABLE OF CONTENTS

Selected Financial Data 12 Management's Discussion and Analysis of Financial Condition and Results of Operations 13 Report of Independent Accountants 27 Consolidated Statements of Operations 28 Consolidated Balance Sheets 29 Consolidated Statements of Changes in Stockholders' Equity and of Comprehensive Income (Loss) 30 Consolidated Statements of Cash Flows 31 Notes to Consolidated Financial Statements 32

SELECTED FINANCIAL DATA

The following table sets forth selected financial information derived from our audited consolidated financial statements as of and for the fiscal years ended September 30, 1997, 1998, 1999, 2000 and 2001. The selected financial information for the years prior to the fiscal year ended September 30, 2001 may not be indicative of our future performance as an independent company. The selected financial information for all periods should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and the notes thereto included elsewhere in this annual report.

   In reviewing the selected financial information, please note the following:

o The purchased in-process research and development is attributable to the acquisitions of Quintus Corporation and VPNet Technologies, Inc. in 2001, Lannet Ltd., SDX Business Systems PLC, and Prominet Corporation in 1998, and Octel Communications Corporation and Agile Networks, Inc. in 1997.
o We merged with Mosaix, Inc. in July 1999.
o Effective October 1, 1998, we changed our method for calculating the market-related value of plan assets used in determining the expected return-on-asset component of annual net pension and postretirement benefit costs.
o Total debt represents the amount of financing we assumed as a stand-alone company following the separation from Lucent as of September 30, 2000 and debt attributable to our foreign entities.
o In October 2000, we sold four million shares of our Series B convertible participating preferred stock and warrants to purchase our common stock for an aggregate purchase price of $400 million.



                                                                                   Year Ended September 30,
                                                                  ---------------------------------------------------------
                                                                  2001          2000         1999         1998         1997
                                                                  ----          ----         ----         ----         ----
                                                                      (dollars in millions, except per share amounts)
Statement of operations information:
Revenue                                                         $6,793        $7,732       $8,268       $7,754       $6,413
Business restructuring and related charges (reversals)             837           684          (33)           -            -
Purchased in-process research and development                       32             -            -          306          472
Income (loss) before cumulative effect of accounting change       (352)         (375)         186           43         (148)
Cumulative effect of accounting change                               -             -           96            -            -
Net income (loss)                                                 (352)         (375)         282           43         (148)

Earnings (loss) per common share - basic:

Income (loss) available to common stockholders                  $(1.33)       $(1.39)      $ 0.72       $ 0.17       $(0.60)
Cumulative effect of accounting change                               -             -         0.37            -            -
                                                                ------        ------       ------       ------       ------
Net income (loss) available to common stockholders              $(1.33)       $(1.39)      $ 1.09       $ 0.17       $(0.60)
                                                                ------        ------       ------       ------       ------

Earnings (loss) per common share - diluted:

Income (loss) available to common stockholders                  $(1.33)       $(1.39)      $ 0.68       $ 0.17       $(0.60)
Cumulative effect of accounting change                               -             -         0.35            -            -
                                                                ------        ------       ------       ------       ------
Net income (loss) available to common stockholders              $(1.33)       $(1.39)      $ 1.03       $ 0.17       $(0.60)
                                                                ------        ------       ------       ------       ------


                                                                                     As of September 30,
                                                                  ---------------------------------------------------------
                                                                  2001          2000         1999         1998         1997
                                                                  ----          ----         ----         ----         ----
                                                                                   (dollars in millions)
Balance sheet information:
Total assets                                                    $4,648        $5,037       $4,239       $4,177       $3,340
Total debt                                                         645           793           10           14           25
Series B convertible participating preferred stock                 395             -            -            -            -



12.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following section should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this annual report. The matters discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made that are not historical facts are forward-looking and are based on estimates, forecasts and assumptions involving risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

The risks and uncertainties referred to above include, but are not limited to, price and product competition; rapid technological development; dependence on new product development; the successful introduction of new products; the mix of our products and services; customer demand for our products and services; the ability to successfully integrate acquired companies; control of costs and expenses; the ability to form and implement alliances; the ability to implement in a timely manner our restructuring plans; the economic, political and other risks associated with international sales and operations; United States and foreign government regulation; general industry and market conditions; and growth rates and general domestic and international economic conditions including interest rate and currency exchange rate fluctuations. See also "Forward-Looking Statements" in our Annual Report on Form 10-K.

OVERVIEW

   We are a leading provider of communications systems and software for enterprises, including businesses, government agencies and other organizations. We offer voice, converged voice and data, customer relationship management, messaging, multi-service networking and structured cabling products and services. Multi-service networking products are those products that support network infrastructures which carry voice, video and data traffic over any of the protocols, or set of procedures, supported by the Internet on local area and wide area data networks. A structured cabling system is a flexible cabling system designed to connect phones, workstations, personal computers, local area networks and other communications devices through a building or across one or more campuses. We are a worldwide leader in sales of messaging and structured cabling systems and a U.S. leader in sales of enterprise voice communications and call center systems. We are not a leader in multi-service networking products, and our product portfolio in this area is less complete than the portfolios of some of our competitors. In addition, we are not a leader in sales of certain converged voice and data products, including server-based Internet Protocol telephony systems. We are implementing a strategy focused on these and other advanced communications solutions.

   We report our operations in three segments: Communications Solutions, Services and Connectivity Solutions. The Communications Solutions segment represents our core business, which consists of our enterprise voice communications systems and software, communications applications, professional services for customer relationship management, converged voice and data networks and unified communication, multi-servicing networking products and product installation services. The Services segment represents our maintenance, value-added and data services. The Connectivity Solutions segment represents our structured cabling systems and our electronic cabinets. The costs of shared services and other corporate center operations managed on a common basis represent business activities that do not qualify for separate operating segment reporting and are aggregated in the corporate and other category. In the first quarter of fiscal 2001, we realigned the method of allocating costs of shared services and other corporate center operations managed outside of the reportable operating segments. Financial data for the periods prior to the realignment have been restated to conform to the current presentation. Effective January 1, 2002, we intend to implement a broad internal reorganization of our company and expect to effect a corresponding reorganization of our reportable segments in the second quarter of fiscal 2002.

   We have been experiencing declines in revenue from our traditional business, enterprise voice communications products. We expect, based on various industry reports, a low growth rate in the market segments for these traditional products. We are implementing a strategy to capitalize on the higher growth opportunities in our market, including advanced communications solutions such as converged voice and data networks, customer relationship management solutions, unified communication applications and multi-service networking products. This strategy requires us to make a significant change in the direction and strategy of our company to focus on the development and sales of these advanced products. The success of this strategy, however, is subject to many risks, including the risks that:

o we do not develop new products or enhancements to our current products on a timely basis to meet the changing needs of our customers;
o customers do not accept our products or new technology, or industry standards develop that make our products obsolete; or
o our competitors introduce new products before we do and achieve a competitive advantage by being among the first to market.

   Our traditional enterprise voice communications products and the advanced communications solutions described above are a part of our Communications Solutions segment. If we are unsuccessful in implementing our strategy, the contribution to our results from Communications Solutions may decline, reducing our overall profitability, thereby requiring a greater need for external capital resources.

   In addition, although the September 11, 2001 terrorist attacks against the U.S. and the national and global response to these terrorist attacks have not had a direct material effect on our business, the attacks and related response may continue to create widespread business uncertainty and adversely affect the global economy, which may continue to result in delays in purchasing decisions and/or may adversely affect our business generally.

                                                                             13.

   The following table sets forth the allocation of our revenue among our operating segments, expressed as a percentage of total external revenue, excluding corporate and other revenue:


                                       Year Ended September 30,
                                    -------------------------------
                                    2001          2000         1999
                                    ----          ----         ----
Operating Segments:
Communications Solutions             49.7%        56.3%        61.6%
Services                             30.8         25.3         23.0
Connectivity Solutions               19.5         18.4         15.4
                                    -----        -----        -----
   Total                            100.0%       100.0%       100.0%
                                    =====        =====        =====


SEPARATION FROM LUCENT TECHNOLOGIES INC.

On September 30, 2000, under the terms of a Contribution and Distribution Agreement between Lucent and us, Lucent contributed its enterprise networking business to us and distributed all of the outstanding shares of our capital stock to its stockholders. We refer to these transactions as the contribution and the distribution, respectively. We had no material assets or activities until the contribution, which occurred immediately prior to the distribution. Lucent conducted such businesses through various divisions and subsidiaries. Following the distribution, we became an independent public company, and Lucent no longer has a continuing stock ownership interest in us. Prior to the distribution, we entered into several agreements with Lucent in connection with, among other things, intellectual property, interim services and a number of ongoing commercial relationships, including product supply arrangements. The interim services agreement set forth charges generally intended to allow the providing company to fully recover the allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, but without any profit. With limited exceptions, these interim services expired on March 31, 2001. The pricing terms for goods and services covered by the commercial agreements reflect current market prices at the time of the transaction.

   Our consolidated financial statements as of and for each of the two fiscal years ended September 30, 2000 have been derived from the financial statements and accounting records of Lucent using the historical results of operations and historical basis of the assets and liabilities of the enterprise networking businesses transferred to us immediately prior to the distribution. We believe these consolidated financial statements are a reasonable representation of the financial position, results of operations, cash flows and changes in stockholders' equity of such businesses as if Avaya were a separate entity.

   Our consolidated financial statements as of and for each of the two years ended September 30, 2000 include allocations of certain Lucent corporate headquarters' assets, liabilities, and expenses relating to these businesses that were transferred to us from Lucent. General corporate overhead has been allocated either based on the ratio of our costs and expenses to Lucent's costs and expenses, or based on our revenue as a percentage of Lucent's total revenue. General corporate overhead primarily includes cash management, legal, accounting, tax, insurance, public relations, advertising and data services and amounted to $398 million and $449 million in fiscal 2000 and 1999, respectively. In addition, the consolidated financial statements for fiscal 2000 and 1999 include an allocation from Lucent to fund a portion of the costs of basic research conducted by Lucent's BellLaboratories. This allocation was based on our revenue as a percentage of Lucent's total revenue and amounted to $75 million and $78 million in fiscal 2000 and 1999, respectively. We believe the costs of corporate services and research charged to us are a reasonable representation of the costs that would have been incurred if we had performed these functions as a stand-alone entity. We currently perform these corporate functions and basic research requirements using our own resources or purchased services.

   Prior to the distribution, cash deposits from our businesses were transferred to Lucent on a regular basis. As a result, none of Lucent's cash, cash equivalents or debt at the corporate level had been allocated to us. Although our Consolidated Statements of Operations include interest expense for the fiscal years ended September 30, 2000 and 1999, the Consolidated Balance Sheets for periods prior to the distribution do not include an allocation of Lucent debt at the corporate level because Lucent used a centralized approach to cash management and the financing of its operations. We have assumed for purposes of calculating interest expense that we would have had average debt balances of $962 million and $1,320 million and average interest rates of 7.9% and 6.8% per annum for fiscal 2000 and 1999, respectively. We believe the interest rates and average debt balances used in the calculation of interest expense reasonably reflect the cost of financing our assets and operations during the periods prior to the distribution.

   Income taxes were calculated in fiscal 2000 and 1999 as if we filed separate tax returns. However, Lucent was managing its tax position for the benefit of its entire portfolio of businesses, and its tax strategies were not necessarily reflective of the tax strategies that we would have followed or will follow as a stand-alone company. Commencing with fiscal 2001, we will begin filing our own consolidated income tax returns.

   We have resolved all of the contribution and distribution issues with Lucent related to the settlement of certain employee obligations and the transfer of certain assets. Accordingly, we recorded a $42 million net reduction to additional paid-in capital in fiscal 2001. Following the distribution, we had identified approximately $15 million recorded in our Consolidated Balance Sheets that was primarily related to certain accounts receivable balances due from Lucent and certain fixed assets, which we have agreed will remain with Lucent. Also in connection with the distribution, we had recorded estimates in our Consolidated Balance Sheets at September 30, 2000 in prepaid benefit costs and benefit obligations of various existing Lucent benefit plans related to employees for whom we assumed responsibility. Following an actuarial review, we received a valuation, agreed upon by us and


14.

Lucent, that provides for a reduction of approximately $44 million in prepaid benefit costs and $17 million in pension and postretirement benefit obligations. We recorded the net effect of these adjustments as a reduction to additional paid-in capital in fiscal 2001 because the transactions relate to the original capital contribution from Lucent.

   In addition, Avaya and Lucent have amended the Contribution and Distribution Agreement to remove the provisions restricting us from entering into strategic alliances with Nortel Networks Corporation and Cisco Systems, Inc.


BUSINESS RESTRUCTURING AND RELATED CHARGES

In fiscal 2001, we outsourced certain manufacturing facilities and accelerated our restructuring plan that was originally adopted in September 2000 to improve profitability and business performance as a stand-alone company. As a result, we recorded a pretax charge of $872 million in fiscal 2001 for business restructuring and related charges, which is expected to result in a $295 million usage of cash. This charge was partially offset by a $35 million reversal to income primarily attributable to fewer employee separations than originally anticipated and more favorable than expected real estate lease termination costs.

   The components of the fiscal 2001 charge include $650 million of employee separation costs, $24 million of lease termination costs, and $198 million of other related charges. The charge for employee separation costs is composed of $577 million primarily related to enhanced pension and postretirement benefits, which represent the cost of curtailment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and $73 million for severance, special benefit payments and other employee separation costs. The $198 million of other related charges is composed of $178 million for incremental period expenses primarily to facilitate the separation from Lucent, including computer system transition costs, and $20 million for an asset impairment charge related to land, buildings and equipment at the Shreveport manufacturing facility that we expect to dispose of during fiscal 2002. Employee separation costs of $55 million established in fiscal 2000 for union-represented employees at Shreveport will be paid as enhanced severance benefits from existing pension and benefit assets and, accordingly, such amount was reclassified in fiscal 2001 out of the business restructuring reserve and recorded as a reduction to prepaid benefit costs.

   The employee separation costs in fiscal 2001 were incurred in connection with the elimination of 6,810 employee positions of which 5,600 were through a combination of involuntary and voluntary separations, including an early retirement program targeted at U.S. management employees, and a workforce reduction of 1,210 employees due to the outsourcing of certain of our manufacturing operations to Celestica Inc. Employee separation payments that are included in the business restructuring reserve will be made either through a lump sum or a series of payments extending over a period of up to two years from the date of departure at each employee's option. This workforce reduction was substantially complete as of September 30, 2001. Real estate lease termination costs are being incurred primarily in the U.S., Europe and Asia, and have been reduced for sublease income that management believes is probable. Payments on lease obligations, which consist of real estate and equipment leases, will extend through 2003. In fiscal 2001, accrued costs for lease obligations represent approximately 666,000 square feet of excess sales and services support offices, materials, stocking and logistics warehouses, and Connectivity Solutions facilities. As of September 30, 2001, we had not yet vacated any of this space.

   In fiscal 2000, we recorded a pretax business restructuring charge of $684 million in connection with our separation from Lucent. The components of the charge include $365 million of employee separation costs, $127 million of lease termination costs, $28 million of other exit costs, and $164 million of other related charges.

   The charge for employee separation costs in fiscal 2000 includes severance, medical and other benefits attributable to the worldwide reduction of 4,900 union-represented and management positions. This charge is the result of redesigning the services organization by reducing the number of field technicians to a level needed for non-peak workloads, consolidating and closing certain U.S. and European manufacturing facilities and realigning the sales effort to focus the direct sales force on strategic accounts and address smaller accounts through indirect sales channels. This workforce reduction was substantially complete as of September 30, 2001. The charge for lease termination obligations included approximately two million square feet of excess manufacturing, distribution and administrative space, of which we have vacated 646,000 square feet as of September 30, 2001. Other exit costs consist of decommissioning legacy computer systems in connection with our separation from Lucent and terminating other contractual obligations.

   The $164 million of other related charges in fiscal 2000 is composed of $89 million for incremental period expenses related to the separation from Lucent, including computer system transition costs, and a $75 million asset impairment charge that was primarily related to an outsourcing contract with a major customer. With respect to the asset impairment, we terminated our obligation under a leasing arrangement and purchased the underlying equipment, which had been used to support a contract with a customer to provide outsourcing and related services. Based on the terms of this contract, the estimated undiscounted cash flows from the equipment's use and eventual disposition was determined to be less than the equipment's carrying value, and resulted in an impairment charge of $50 million to write such equipment down to its fair value.

   In fiscal 1999, we reversed $33 million of employee separation costs, originally established in December 1995, due to higher than expected voluntary employee attrition. As of September 30, 1999, all prior restructuring related plans were complete and no such reserves remained.

                                                                             15.

   The following table summarizes the status of our business restructuring and related charges as well as the related reserve during fiscal 2000 and 2001:


                                                   Business Restructuring Charges            Other Related Charges
                                       ---------------------------------------------------  ------------------------
                                                                                     Total                           Total Business
                                         Employee         Lease                   Business                            Restructuring
                                       Separation   Termination       Other  Restructuring        Asset  Incremental    and Related
                                            Costs   Obligations  Exit Costs        Charges  Impairments Period Costs        Charges
                                       ----------   -----------  ----------  -------------  ----------- ------------  -------------
                                                                          (dollars in millions)
Fiscal 2000:
Charges                                      $ 365         $127         $ 28         $ 520         $ 75        $  89        $ 684
Cash payments                                  (20)           -           (1)          (21)           -          (89)        (110)
Asset impairments                                -            -            -             -          (75)           -          (75)
                                             -----         ----         ----         -----         ----        -----        -----
Balance as of September 30, 2000             $ 345         $127         $ 27         $ 499         $  -        $   -        $ 499
                                             -----         ----         ----         -----         ----        -----        -----

Fiscal 2001:
Charges                                      $ 650         $ 24         $  -         $ 674         $ 20        $ 178        $ 872
Reversals                                      (17)          (7)         (11)          (35)           -            -          (35)
Decrease in prepaid benefit costs/
  increase in benefit obligations, net        (577)           -            -          (577)           -            -         (577)
Cash payments                                 (250)         (66)         (11)         (327)           -         (178)        (505)
Asset impairments                                -            -            -             -          (20)           -          (20)
Reclassification                               (55)           -            -           (55)           -            -          (55)
                                             -----         ----         ----         -----         ----        -----        -----
Balance as of September 30, 2001             $  96         $ 78         $  5         $ 179         $  -        $  -         $ 179
                                             =====         ====         ====         =====         ====        =====        =====


In addition, in fiscal 2001 and 2000, we recorded $48 million and $73 million, respectively, in selling, general and administrative expenses for start-up activities related to establishing independent operations, including fees for investment banking and other professional advisors, and marketing costs associated with establishing the Avaya brand.

   During fiscal 2002, we expect to incur additional period costs of approximately $22 million and $24 million related to the outsourcing of certain of our manufacturing facilities and our accelerated restructuring program, respectively. We expect to fund these expenses through a combination of debt and internally generated funds.

   We believe that outsourcing our manufacturing will allow us to improve our cash flow over the next few years through a reduction of inventory and reduced capital expenditures.


ACQUISITIONS

As part of our continued efforts to broaden our portfolio of product offerings, we completed the following key acquisitions during fiscal 2001 and 1999. There were no material acquisitions in fiscal 2000.

APRIL 2001 - Acquisition of substantially all of the assets, including $10 million of cash acquired, and the assumption of $20 million of certain liabilities of Quintus Corporation, a provider of comprehensive electronic customer relationship management solutions. We paid $29 million in cash for these assets. This transaction was accounted for as a purchase combination.

FEBRUARY 2001 - Acquisition of VPNet Technologies, Inc. ("VPNet"), a privately held distributor of virtual private network solutions and devices. The total purchase price of $117 million was paid in cash and stock options. This transaction was accounted for as a purchase combination.


JULY 1999 - Merger with Mosaix, Inc., a provider of software that manages an enterprise's various office functions. Lucent issued 2.6 million shares of Lucent common stock, with a value of $145 million, for all of the outstanding stock of Mosaix. The transaction was accounted for as a pooling of interests.


REVENUE

We derive revenue primarily from the sales of communication systems and software. We sell our products both directly through our worldwide sales force and indirectly through our global network of approximately 4,000 distributors, dealers, value-added resellers, system integrators and contractors. The purchase price of our systems and software typically includes installation and a one-year warranty. We also derive revenue from:
o maintenance services, including services provided under maintenance contracts and on a time and material basis;
o professional services for customer relationship management, converged voice and data networks, and unified communications; and
o value-added services for outsourcing messaging and other parts of communication systems.

16.

   Maintenance contracts typically have terms that range from one to five years. Contracts for professional services typically have terms that range from two to four weeks for standard solutions and from six months to one year for customized solutions. Contracts for value-added services typically have terms that range from one to seven years. Revenue from sales of communications systems and software is recognized when contractual obligations have been satisfied, title and risk of loss has been transferred to the customer, and collection of the resulting receivable is reasonably assured. Revenue from the direct sales of products that include installation services is recognized at the time the products are installed, after satisfaction of all the terms and conditions of the underlying customer contract. Our indirect sales to distribution partners generally are recognized at the time of shipment if all contractual obligations have been satisfied. We provide for estimated sales returns and other allowances and deferrals as a reduction of revenue at the time of revenue recognition, as required. Revenue from services performed under our value-added service arrangements, professional services and services performed under maintenance contracts are recognized over the term of the underlying customer contract or at the end of the contract, when obligations have been satisfied. For services performed on a time and materials basis, revenue is recognized upon performance.


COSTS AND OPERATING EXPENSES

Our costs of products consist primarily of materials and components, labor and manufacturing overhead. Our costs of services consist primarily of labor, parts and service overhead. Our selling, general and administrative expenses and research and development expenses consist primarily of salaries, commissions, benefits and other miscellaneous items. Please see "Purchased In-Process Research and Development" for a discussion of this line item.

   Total operating expenses in the fiscal years ended September 30, 2001 and 1999 were reduced due to the reversal of $35 million and $33 million of business restructuring liabilities recorded in September 2000 and December 1995, respectively, primarily related to fewer employee separations than originally anticipated for those years.


OPERATING TRENDS

We have been increasing, and intend to continue to increase, the percentage of our sales made through our indirect sales channels. To further this strategy, in March 2000, we sold our primary distribution function for our voice communications systems for small- and mid-sized enterprises to Expanets, Inc. If sales volumes remain constant as the percentage of our sales through indirect sales channels increases, then our revenue would decline.


RESULTS OF OPERATIONS

The following table sets forth line items from our Consolidated Statements of Operations as a percentage of revenue for the years indicated:


                                       Year Ended September 30,
                                    -------------------------------
                                    2001          2000         1999
                                    ----          ----         ----

Revenue                             100.0%       100.0%       100.0%
Costs                                57.4         58.0         57.6
                                    -----        -----        -----
Gross margin                         42.6         42.0         42.4
                                    -----        -----        -----
Operating expenses:
   Selling, general and
     administrative                  30.3         32.8         31.8
   Business restructuring and
     related charges (reversals)     12.3          8.8         (0.4)
   Research and development           7.9          6.1          6.5
   Purchased in-process research
     and development                  0.5          -            -
                                    -----        -----        -----
Total operating expenses             51.0         47.7         37.9
                                    -----        -----        -----
Operating income (loss)              (8.4)        (5.7)         4.5
Other income, net                     0.5          0.9          0.3
Interest expense                     (0.5)        (1.0)        (1.1)
Provision (benefit) for income taxes (3.2)        (1.0)         1.5
Cumulative effect of
   accounting change                  -            -            1.2
                                    -----        -----        -----
Net income (loss)                    (5.2)%       (4.8)%        3.4%
                                    =====        =====        =====

   Included in operating income for the fiscal year ended September 30, 1999, is $97 million received on the sale of equipment, which was previously leased to customers, net of the equipment's book value of approximately $2 million. This equipment consisted predominantly of discontinued product lines. This transaction represented 1.2% of fiscal 1999 revenue.


FISCAL YEAR ENDED SEPTEMBER 30, 2001 COMPARED WITH FISCAL YEAR ENDED SEPTEMBER 30, 2000

The following table shows the change in external revenue, both in dollars and in percentage terms:


                   Year Ended September 30,           Change
                   ------------------------      ------------------
                       2001         2000             $            %
                       ----         ----         -----        -----
                           (dollars in millions)
Operating Segments:
Communications
   Solutions         $3,377       $4,354         $(977)       (22.4)%
Services              2,092        1,958           134          6.8
Connectivity
   Solutions          1,322        1,418           (96)        (6.8)
Corporate and other       2            2             -            -
                     ------       ------         -----        -----
     Total           $6,793       $7,732         $(939)       (12.1)%
                     ======       ======         =====        =====


                                                                             17.

REVENUE. Revenue decreased 12.1% or $939 million, from $7,732 million in fiscal 2000 to $6,793 million in fiscal 2001, due to a decrease in revenue from the Communications Solutions and Connectivity Solutions segments partially offset by an increase in revenue from the Services segment. The overall reduction in revenue was mainly attributable to the weakened economic conditions in the technology sector that resulted in a sagging demand for telephony equipment and related products. The decrease in the Communications Solutions segment was largely due to a decline in customer purchases of $639 million in enterprise voice communications systems, $163 million in messaging systems and $105 million in customer relationship management products predominantly in the U.S., partially offset by growth worldwide of $155 million in the multi-service networking business. The revenue decline in the Communications Solutions segment also resulted from a shift in the sales effort to focus the direct sales force on strategic accounts and address smaller accounts through indirect sales channels beginning in the third quarter of fiscal 2000, changes in product mix, a decrease of $145 million in installation revenue as a result of the reduction in product sales, and the effects of customers having purchased systems in fiscal 2000 in anticipation of Year 2000 concerns. In addition to the negative effects of the economic slowdown in the U.S., the decrease in revenues within the Connectivity Solutions segment was also related to a reduction in purchases of $164 million in our ExchangeMAX cabling systems for service providers, due to a reduction in capital spending by customers of ExchangeMAX, and certain Federal Communications Commission regulatory changes that permitted common exchange carriers access to local exchange carrier networks. The decrease in revenues from ExchangeMAX was partially offset by a modest increase of $47 million in revenues from sales primarily in the U.S. of our SYSTIMAX(R) structured cabling systems for enterprises, including the introduction of new apparatus products and increased sales of $21 million of electronic cabinets predominantly in the U.S. The increase in the Services segment was mainly the result of the positive effects in the U.S. of introducing data services of $142 million as well as the strong growth outside of the U.S. in value-added services of $46 million, partially offset by a decrease of $62 million in maintenance revenues primarily in the U.S.

   Revenue within the U.S. decreased 15.6% or $952 million, from $6,110 million in fiscal 2000 to $5,158 million in fiscal 2001. However, revenue outside the U.S. increased slightly by 0.8% or $13 million, from $1,622 million for fiscal 2000, to $1,635 million for fiscal 2001. Revenue outside the U.S. represented 24.1% of revenue in fiscal 2001 compared with 21.0% in fiscal 2000.

   We continued to expand our business outside of the U.S. with marginal growth across most regions, primarily led by the Asia Pacific region. Our largest increases in sales outside of the U.S. were made in Services, Communications Solutions' multi-service networking products and professional services, and Connectivity Solutions' ExchangeMAX product.

COSTS AND GROSS MARGIN. Total costs decreased 13.1% or $586 million, from $4,483 million in fiscal 2000 to $3,897 million in fiscal 2001. The gross margin percentage increased slightly from 42.0% in fiscal 2000 to 42.6% in fiscal 2001. The increase in gross margin was primarily attributed to favorable product mix and lower discounts in Connectivity Solutions combined with the ongoing savings from the business restructuring, including the improvement to the cost structure within the Services segment. This increase was largely offset by the decrease in gross margin within Communications Solutions due to lower sales volumes, a less favorable product mix and the shift to an indirect sales channel.

SELLING, GENERAL AND ADMINISTRATIVE. SG&A expenses decreased 19.0% or $482 million, from $2,540 million in fiscal 2000 to $2,058 million in fiscal 2001. The decrease is primarily due to savings associated with our business restructuring plan, including lower staffing levels, terminated real estate lease obligations, cost improvements associated with the implementation of our new SAP information technology system, process improvements in sales and sales operations, and streamlining delivery of several corporate functions, including the outsourcing of payroll and procurement services. The reduction in SG&A was also attributable to lower start-up activities related to establishing independent operations, which are primarily composed of advertising costs associated with establishing our brand. The reduction in SG&A expenses was partially offset by an increase in ongoing marketing expense.

BUSINESS RESTRUCTURING AND RELATED CHARGES. Business restructuring and related charges of $837 million in fiscal 2001 represent costs associated with our restructuring plan to improve profitability and business performance as a stand-alone company. The components of the fiscal 2001 charge include $540 million for our accelerated restructuring plan, which is essentially composed of enhanced pension and healthcare benefits that were offered through an early retirement program, severance and terminated lease obligations, $134 million primarily for employee separation costs associated with the outsourcing of certain manufacturing operations to Celestica, $178 million representing incremental period costs largely associated with our separation from Lucent including computer system transition costs such as data conversion activities, asset transfers and training, and a $20 million asset impairment charge. These charges were partially offset by a $35 million reversal of business restructuring liabilities originally recorded in September 2000.

   Business restructuring and related charges of $684 million for fiscal 2000 include $520 million principally for employee separations and lease obligations, $75 million of asset impairment charges, and $89 million of incremental period costs associated with our separation from Lucent.

18.

RESEARCH AND DEVELOPMENT. R&D expenses increased 14.5% or $68 million, from $468 million in fiscal 2000 to $536 million in fiscal 2001. Our investment in R&D represented 7.9% of revenue in fiscal 2001 as compared with 6.1% in fiscal 2000. This increased investment supports our plan to shift spending to high growth areas of our business and reduce spending on more mature product lines.

   We intend to invest in R&D an amount equal to approximately 8% to 10% of our total revenue by the end of fiscal 2003. These investments represent a significant increase over our investments in R&D for the fiscal years prior to the distribution, which were approximately 6% of total revenue. As a part of Lucent, we were allocated a portion of Lucent's basic research, which did not necessarily directly benefit our business. Our current and future investments in R&D will have a greater focus on our products.

PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT. In fiscal 2001, we acquired VPNet and substantially all of the assets of Quintus Corporation. The purchase prices for these acquisitions included certain technologies that had not reached technological feasibility and had no future alternative use and, accordingly, were charged to expense immediately upon consummation of the respective acquisitions. There was no charge in fiscal 2000 for purchased in-process research and development.

OTHER INCOME, NET. Other income, net decreased 52.1% or $37 million, from $71 million in fiscal 2000 to $34 million in fiscal 2001. This decrease was primarily due to a gain recorded in March 2000 on the sale of our U.S. sales division serving small- and mid-sized enterprises, which was partially offset by interest income earned on higher cash balances during fiscal 2001.

INTEREST EXPENSE. Interest expense decreased 51.3% or $39 million, from $76 million in fiscal 2000 to $37 million in fiscal 2001. The decrease is primarily attributable to higher weighted average interest rates and assumed debt levels utilized in fiscal 2000 to reflect the level of financing that was thought to be needed to fund our operations as a stand-alone entity.

PROVISION FOR INCOME TAXES. The effective tax rates in fiscal 2001 and 2000 reflect a benefit of 38.3% and 16.3%, respectively. The difference between the rates is due primarily to a favorable change in the tax differential on foreign earnings and lower non-deductible restructuring costs offset by an increase in purchased in-process research and development expense. Excluding purchased in-process research and development and other acquisition related costs, the adjusted effective tax rates in fiscal 2001 and 2000 would be benefits of 40.7% and 16.3%, respectively.


FISCAL YEAR ENDED SEPTEMBER 30, 2000 COMPARED WITH FISCAL YEAR ENDED SEPTEMBER 30, 1999

The following table shows the change in external revenue, both in dollars and in percentage terms:


                   Year Ended September 30,           Change
                   ------------------------      ------------------
                       2000         1999             $            %
                       ----         ----         -----        -----
                           (dollars in millions)
Operating Segments:
Communications
   Solutions         $4,354       $5,088         $(734)       (14.4)%
Services              1,958        1,900            58          3.1
Connectivity
   Solutions          1,418        1,274           144         11.3
Corporate and other       2            6            (4)       (66.7)
                     ------       ------         -----        -----
   Total             $7,732       $8,268         $(536)        (6.5)%
                     ======       ======         =====        =====

REVENUE. Revenue decreased 6.5% or $536 million, from $8,268 million in fiscal 1999 to $7,732 million in fiscal 2000 due to a decrease in the Communications Solutions segment, partially offset by increases in the Connectivity Solutions and Services segments. The decrease in the Communications Solutions segment was partially attributable to a sales reduction of $188 million of our Merlin Magix(R) and Partner,(R) and $127 million of our DEFINITY(R) product lines due largely to the shift in the sales effort to focus the direct sales force on strategic accounts and address smaller accounts through indirect sales channels resulting from our sale of this distribution function in March 2000. The sales reduction of our enterprise voice communications systems was also attributed to attrition within our skilled sales force, which particularly affected our most advanced DEFINITY product offering. In addition, sales of our messaging products decreased by $204 million as customers purchased a higher than usual number of systems in 1999 to upgrade their systems in anticipation of Year 2000 concerns. In addition, the Communications Solutions segment experienced a $218 million decrease in installation revenue as a result of the reduction in product sales. These decreases were partially offset by increases in professional services as well as in sales of our eBusiness Communications Solutions. The Connectivity Solutions segment increase was driven by growth in ExchangeMAX structured cabling systems and electronic cabinet sales of $215 million, largely offset by a decrease in SYSTIMAX structured cabling systems. The increase in the Services segment was the result of strong growth in maintenance services internationally and in existing value-added services.

   Revenue within the U.S. decreased 8.6% or $573 million, from $6,683 million in fiscal 1999 to $6,110 million in fiscal 2000. Revenue outside the U.S. increased 2.3% or $37 million, from $1,585 million in fiscal 1999 to $1,622 million in fiscal 2000. Revenue outside the U.S. in fiscal 2000 represented 21.0% of revenue compared with 19.2% in fiscal 1999. We continued to expand our business outside of the U.S., with growth led by the Asia Pacific region.


                                                                             19.

COSTS AND GROSS MARGIN. Total costs decreased 5.8% or $277 million, from $4,760 million in fiscal 1999 to $4,483 million in fiscal 2000 primarily due to the decrease in product sales. Gross margin percentage remained essentially flat with a decrease of 0.4%, from 42.4% in fiscal 1999 to 42.0% in fiscal 2000. The slight reduction in gross margin was largely due to aggressive pricing and promotional actions that more than offset the decrease in costs.

SELLING, GENERAL AND ADMINISTRATIVE. SG&A expenses decreased 3.5% or $92 million, from $2,632 million in fiscal 1999 to $2,540 million in fiscal 2000. The decrease is primarily due to reduced bonus compensation expenses resulting from lower than anticipated financial performance and lower staffing levels resulting from the realignment and integration of our sales force and our information systems group. The headcount reductions for our information systems group were associated with the ongoing implementation of a new computer software platform. The majority of these reductions were associated with the shutdown and elimination of support for obsolete and redundant computer systems. The reduction in SG&A expenses was partially offset by $73 million in charges for start-up activities related to establishing independent operations including fees for investment banking and other professional advisors, and marketing costs associated with establishing our brand.

BUSINESS RESTRUCTURING AND RELATED CHARGES (REVERSALS). Business restructuring and related charges of $684 million in fiscal 2000 represent costs associated with our restructuring plan to improve profitability and business performance as a stand-alone company. The components of the charge include $520 million of business restructuring costs principally for employee separations and lease obligations, $75 million of asset impairment charges, and $89 million of incremental period costs associated with our separation from Lucent.

   The business restructuring reversal of $33 million in fiscal 1999 represents the reduction of business restructuring liabilities recorded in December 1995 and is primarily the result of fewer employee separations than originally anticipated under that plan.

RESEARCH AND DEVELOPMENT. R&D expenses decreased 13.3% or $72 million, from $540 million in fiscal 1999 to $468 million in fiscal 2000. Increases in funding for call center and converged voice and data products, as well as spending associated with the acquisition of Mosaix, were more than offset by reduced spending on more mature product lines such as Partner, Merlin Magix and Wireless. In addition, spending decreased due to synergies realized in consolidation of the data product line research and development operations of Prominet and Lannet.

OTHER INCOME, NET. Other income, net increased 153.6% or $43 million, from $28 million in fiscal 1999 to $71 million in fiscal 2000. This increase was primarily due to a gain of $45 million recognized in March 2000 on the sale of our U.S. sales division serving small- and mid-sized enterprises, which was calculated based on the net cash proceeds received related to this sale.

PROVISION FOR INCOME TAXES. The effective tax rate in fiscal 2000 was a benefit of 16.3% as compared with an expense of 39.4% in fiscal 1999. The tax benefit in fiscal 2000 is primarily due to our net loss that resulted from the business restructuring and related charges, offset by non-deductible charges associated with our reorganization, and taxes on foreign earnings in connection with our separation from Lucent.


LIQUIDITY AND CAPITAL RESOURCES

Avaya's cash and cash equivalents decreased to $250 million at September 30, 2001, from $271 million at September 30, 2000. The decrease resulted from $133 million and $365 million of net cash used for operating and investing activities, respectively, partially offset by $483 million of net cash provided by financing activities. In fiscal 2000, Avaya's cash and cash equivalents increased to $271 million at September 30, 2000, from $194 million at September 30, 1999. The increase resulted from $485 million of net cash provided by operating activities, offset in part by $428 million of net cash used in investing activities.

   Our net cash used for operating activities was $133 million in fiscal 2001 compared with net cash provided by operating activities of $485 million in fiscal 2000. Net cash used for operating activities in fiscal 2001 was composed of a net loss of $352 million adjusted for non-cash items of $779 million, and net cash used for changes in operating assets and liabilities of $560 million. Net cash used for operating activities is primarily attributed to cash payments made for our business restructuring related activities resulting from our separation from Lucent and our establishment as an independent company. In addition, we have decreased our accounts payable, payroll related liabilities and advance billings and deposits. This usage of cash was partially offset by receipts of cash on amounts due from our customers. Days sales outstanding in accounts receivable for fiscal 2001, excluding the effect of the securitization transaction discussed below, was 95 days versus 74 days for fiscal 2000. This increase is primarily attributable to transition issues resulting from the consolidation of our customer collection facilities coupled with the temporary effects of the September 11, 2001 tragedy on our customers and business partners. Days sales of inventory on-hand for fiscal 2001 were 70 days versus 51 days for fiscal 2000. The increase in days sales of inventory on-hand is primarily due to lower than expected sales volumes.

   In fiscal 2000, net cash provided by operating activities of $485 million resulted primarily from a net loss of $375 million adjusted for non-cash charges of $538 million, and cash generated by changes in operating assets and liabilities of $322 million. Our net cash provided by operating activities increased from $431 million in fiscal 1999 to $485 million in fiscal 2000 primarily as a result of a reduction in working capital. The reduction in working capital resulted from a decrease in inventory and an increase in accounts payable due to business restructuring and start-up activities related to establishing our independent operations. These changes were partially offset by a decrease in payroll and benefit liabilities. In fiscal 2000 and 1999, days sales outstanding

20.

in accounts receivable were 74 and 69, respectively, and days sales of inventory on-hand were 51 and 61, respectively.

   Our net cash used for investing activities was $365 million in fiscal 2001 compared with $428 million and $86 million in fiscal 2000 and 1999, respectively. Capital expenditures, which account for the largest component of investing activities in each year, generally relate to expenditures for equipment and facilities used in manufacturing and research and development. Capital expenditures for fiscal 2001 and 2000 also include payments made by Avaya to establish itself as a stand-alone entity, including the implementation of SAP, establishing and upgrading our information technology systems, and other corporate infrastructure expenditures. Additionally, in fiscal 2001, we used $120 million of cash to acquire VPNet and substantially all the assets of Quintus Corporation. The net cash used for investing activities in fiscal 2001 was partially offset by the receipt of proceeds from the sale-leaseback of an aircraft, the sale of manufacturing equipment to Celestica and the sale of other corporate infrastructure assets. In fiscal 2000, cash used for investing activities was partially offset by the receipt of proceeds from the sale of our U.S. sales division serving small- and mid-sized enterprises.

   Net cash provided by financing activities was $483 million in fiscal 2001 compared with $42 million in fiscal 2000. Cash flows from financing activities in fiscal 2001 were mainly due to (i) $400 million in proceeds from the sale of our Series B convertible participating preferred stock and warrants to purchase our common stock described below, (ii) $200 million of proceeds from the securitization of certain trade receivables, (iii) a $200 million drawdown on our credit facility, which was used to repay maturing commercial paper, and (iv) $40 million in proceeds resulting from the issuance of our common stock, primarily through our Employee Stock Purchase Plan. The receipt of cash from financing activities in fiscal 2001 was partially offset by $357 million in net payments for the retirement of commercial paper and other debt.

   Net cash provided by financing activities was $42 million in fiscal 2000 compared with net cash used in financing activities of $257 million in fiscal 1999. Prior to the distribution, we relied on Lucent to provide financing for our operations. Cash flows from financing activities principally reflect changes in Lucent's investment in us prior to the distribution. In addition, upon the distribution, we assumed all of Lucent's obligations in connection with its issuance of $780 million of commercial paper, which had a weighted average interest rate and maturity period of approximately 6.9% and 21 days, respectively.

   Our commercial paper program is composed of short-term borrowings in the commercial paper market at market interest rates. Interest rates on our commercial paper obligations are variable due to their short-term nature. The weighted average interest rate and maturity period for the $432 million of commercial paper outstanding as of September 30, 2001 was approximately 3.9% and 62 days, respectively.

   We have two unsecured revolving credit facilities with third party financial institutions consisting of a $400 million 364-day credit facil- ity that expires in August 2002 and an $850 million five-year credit facility that expires in September 2005. Funds are available under these revolving credit facilities for general corporate purposes, to backstop commercial paper, and for acquisitions. In September 2001, we borrowed $200 million under the five-year credit facility and used the proceeds to repay maturing commercial paper. The borrowing carried a variable interest rate of 3.5% and was repaid in October 2001 using proceeds from the issuance of commercial paper. The borrowing under the credit facility was necessitated by disruptions in the commercial paper markets as a result of the September 11 terrorist attacks.

   As of September 30, 2001, we classified our outstanding commercial paper as long-term debt in our Consolidated Balance Sheets since it is supported by the five-year credit facility and it is management's intent to reissue approximately $500 million of commercial paper on a long-term basis. A variation of .125% in the interest rate charged under the commercial paper program and revolving credit facilities would result in an annual change of approximately $790,000 in interest expense based on the aggregate of variable interest rate debt outstanding as of September 30, 2001.

   In October 2000, we sold to Warburg, Pincus Equity Partners, L.P. and related investment funds (collectively, the "Warburg Funds") four million shares of our Series B convertible participating preferred stock and warrants to purchase our common stock for an aggregate purchase price of $400 million. Based on a conversion price of $26.71, the Series B preferred stock is convertible into 15,973,068 shares of our common stock as of September 30, 2001.

   The warrants have an exercise price of $34.73 representing 130% of the conversion price for the Series B preferred stock. Of these warrants, warrants exercisable for 6,883,933 shares of common stock have a four-year term expiring on October 2, 2004, and warrants exercisable for 5,507,146 shares of common stock have a five-year term expiring on October 2, 2005. During the period from May 24, 2001 until October 2, 2002, if the market price of our common stock exceeds 200%, in the case of the four-year warrants, and 225%, in the case of the five-year warrants, of the exercise price of the warrants for 20 consecutive trading days, we can force the exercise of up to 50% of the four-year and the five-year warrants, respectively.

   The shares of Series B preferred stock had an aggregate initial liquidation value of $400 million and will accrete for the first 10 years at an annual rate of 6.5% and 12% thereafter, compounded quarterly. After the third anniversary of the original issue date of the Series B preferred stock, 50% of the amount accreted for the year may be paid in cash as a dividend on a quarterly basis at our option. After the fifth anniversary of the issue date through the tenth anniversary, we may elect to pay 100% of the amount accreted for the year as a cash dividend on a quarterly basis. The liquidation value calculated on each quarterly dividend payment date, which includes the accretion for the dividend period, will be reduced by the amount of any cash dividends paid. Following the tenth anniversary of the issue date, we will pay quarterly cash dividends at an annual rate of 12% of the then accreted liquidation value of the Series B preferred stock, compounded quarterly. The Series B preferred shares also participate, on an as-converted basis, in dividends paid on our common stock. For fiscal 2001, accretion of the Series B preferred stock was $27 million

                                                                             21.

resulting in a liquidation value of $427 million as of September 30, 2001. The total number of shares of common stock into which the Series B preferred stock are convertible is determined by dividing the liquidation value in effect at the time of conversion by the conversion price.

   A beneficial conversion feature would exist if the conversion price for the Series B preferred stock or warrants was less than the fair value of our common stock at the commitment date. We determined that no beneficial conversion features existed at the commitment date and therefore there was no impact on our results of operations associated with the Series B preferred stock or with the warrants. The beneficial conversion features, if any, associated with dividends paid in-kind, where it is our option to pay dividends on the Series B preferred stock in cash or in-kind, will be measured when dividends are declared and recorded as a reduction to net income available to common stockholders.

   At any time after the fifth anniversary of their issuance, we may force conversion of the shares of Series B preferred stock. If we give notice of a forced conversion, the investors will be able to require us to redeem the Series B preferred shares at 100% of the then current liquidation value, plus accrued and unpaid dividends. Following a change in control of us during the first five years after the investment, other than a change of control transaction involving solely the issuance of common stock, the accretion of some or all of the liquidation value of the Series B preferred stock through the fifth anniversary of the issue date will be accelerated, subject to our ability to pay a portion of the accelerated accretion in cash in some instances. In addition, for 60 days following the occurrence of any change of control of us during the first five years after the investment, the investors will be able to require us to redeem the Series B preferred stock at 101% of the liquidation value, including any accelerated accretion of the liquidation value, plus accrued and unpaid dividends.

   Our cost of capital and ability to obtain external financing may be affected by our debt ratings, which are periodically reviewed by the major credit rating agencies. Our commercial paper is currently rated P-2 by Moody's and A-2 by Standard & Poor's, and our long-term debt rating is Baa1 by Moody's and BBB by Standard & Poor's, each with a negative outlook. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. Each rating should be evaluated independently of any other rating.

   Our ability to issue additional equity may be constrained because our issuance of additional equity may cause the distribution to be taxable to Lucent under Section 355(e) of the Internal Revenue Code, and under the tax-sharing agreement between Lucent and us, we would be required to indemnify Lucent against that tax.

   In May 2001, the Securities and Exchange Commission ("SEC") declared effective our shelf registration statement on Form S-3 registering $1.44 billion of common stock, preferred stock, debt securities or warrants to purchase debt securities, or any combination of these securities, in one or more offerings through May 2003. We intend to use the proceeds from the sale of the securities for general corporate purposes, including debt repayment and refinancing, capital expenditures and acquisitions. We also registered with the SEC for resale by the Warburg Funds, of the preferred stock and warrants described above and shares of common stock issuable upon conversion or exercise thereof. We will not receive any proceeds from the sale by the Warburg Funds of these securities.

   In October 2001, we sold in an underwritten public offering under our shelf registration statement an aggregate principal amount at maturity of approximately $821 million of Liquid Yield Option(TM) Notes ("LYONs") due in 2021. In November 2001, we sold an additional $123 million aggregate principal amount at maturity of LYONs pursuant to the exercise of the underwriter's overallotment option. The net proceeds of approximately $447 million were used to refinance a portion of our outstanding commercial paper. Underwriting fees for these transactions amounted to $13 million. The LYONs were issued at a $484 million discount that will accrue daily at a rate of 3.625% per year calculated on a semiannual bond equivalent basis. We will not make periodic cash payments of interest on the LYONs. Instead, the original issue discount will be recorded as interest expense and represents the accretion of the LYONs issue price to its maturity value. The original issue discount will cease to accrue on the LYONs upon maturity, conversion, or purchase by us at the option of the holder or redemption. The LYONs are unsecured obligations that rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of Avaya.

   The LYONs are convertible into 35,333,073 shares of our common stock at any time on or before the maturity date. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued original issue discount. Upon conversion, the holder will not receive any cash payment representing accrued original issue discount. Accrued original issue discount will be considered paid by the shares of common stock received by the holder of the LYONs on conversion.

   We may redeem all or a portion of the LYONs for cash at any time on or after October 31, 2004 at a price equal to the sum of the issue price and accrued original issue discount on the LYONs as of the applicable redemption date. Conversely, holders may require us to purchase all or a portion of their LYONs on the third, fifth and tenth anniversary of the original issue date of the LYONs at a price equal to the sum of the issue price and accrued original issue discount on the LYONs as of the applicable purchase date. We may, at our option, elect to pay the purchase price in cash or shares of common stock, or any combination thereof.

   Our primary future cash needs on a recurring basis will be to fund working capital, capital expenditures and debt service. We believe that our cash flows from operations will be sufficient to meet these needs. We expect to fund our business restructuring and related charges through a combination of debt and internally generated funds. If we do not generate sufficient cash from operations, we may need to incur additional debt. We currently anticipate spending approximately $208 million in fiscal 2002 for activities related to business restructuring, our establishment as an independent company, and outsourcing of certain manufacturing facilities. The cash payments are planned to be composed of $108 million for employee

22.

separation costs, $54 million for lease obligations, $5 million for other exit costs and $41 million for incremental period costs, including computer transition expenditures, relocation and consolidation costs.

   In order to meet our cash needs, we may from time to time issue additional commercial paper under our commercial paper program, if the market permits such borrowings, borrow under our revolving credit facilities or issue other long- or short-term debt, if available. We may also refinance all or a portion of the commercial paper program with long-term or other short-term debt instruments. We cannot assure you that any such financings will be available to us on acceptable terms or at all. Our ability to make payments on and to refinance our indebtedness, and to fund working capital, capital expenditures and strategic acquisitions, will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our credit facilities and the indenture governing the LYONs impose, and any future indebtedness may impose, various restrictions and covenants which could limit our ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities. We may also incur higher than expected interest expense in servicing our debt, which would decrease our profitability.


PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT

In connection with our acquisitions in fiscal 2001, a portion of the purchase price, $31 million for VPNet and $1 million for Quintus Corporation, was allocated to purchased in-process research and development. As part of the process of analyzing these acquisitions, we made a decision to buy technology that had not yet been commercialized rather than develop the technology internally. We based this decision on factors such as the amount of time it would take to bring the technology to market. We also considered each entity's resource allocation and its progress on comparable technology, if any. Our management expects to use a similar decision process in the future.

   At the date of each acquisition, the in-process research and development projects had not yet reached technological feasibility and had no future alternative use. Accordingly, the value allocated to these projects was capitalized and immediately expensed at acquisition. If the projects are not successful or completed in a timely manner, management's product pricing and growth rates may not be achieved and we may not realize the financial benefits expected from the projects.

   The value allocated to purchased in-process research and development for the acquisitions was determined using an income approach. This involved estimating the fair value of the in-process research and development using the present value of the estimated after-tax cash flows expected to be generated by the purchased in-process research and development, using risk-adjusted discount rates and revenue forecasts as appropriate. Where appropriate, we deducted an amount reflecting the contribution of the core technology from the anticipated cash flows from an in-process research and development project. The selection of the discount rate was based on consideration of our weighted average cost of capital, as well as other factors, including the useful life of each technology, profitability levels of each technology, the uncertainty of technology advances that were known at the time, and the stage of completion of each technology. We believe that the estimated in-process research and development amounts so determined represent fair value and do not exceed the amount a third party would have paid for the projects.

   Revenue forecasts were estimated based on relevant market size and growth factors, expected industry trends, individual product sales cycles and the estimated life of each product's underlying technology. Estimated operating expenses, income taxes, and charges for the use of contributory assets were deducted from estimated revenue to determine estimated after-tax cash flows for each project. Estimated operating expenses include cost of goods sold, selling, general and administrative expenses, and research and development expenses. The research and development expenses include estimated costs to maintain the products once they have been introduced into the market and generate revenue and costs to complete the purchased in-process research and development.

   The development efforts related to the majority of the purchased in-process technology projects are progressing in accordance with the assumptions underlying the appraisals. As expected in the normal course of product development, a number of projects have experienced delays and other projects are being evaluated due to changes in strategic direction and market conditions. These factors are not expected to have a material adverse effect on our results of operations and financial position in future periods.

   Set forth below are descriptions of the significant acquired in-process research and development projects related to our acquisition of VPNet.

   In February 2001, we completed the purchase of VPNet and allocated approximately $31 million to in-process research and development projects, using the income approach described above, to the following projects: low-end technologies for $5 million and high-end technologies for $26 million. These projects under development at the valuation date represent next-generation technologies that are expected to address emerging market demands for low- and high-end network data security needs.

   At the acquisition date, the low-end technologies under development were approximately 80% complete based on engineering data and technological progress. Revenue attributable to the developmental low-end VPNet technologies was estimated to be $8 million in 2002 and $13 million in 2003. Revenue was estimated to grow at a compounded annual growth rate of approximately 60% for the six years following introduction, assuming the successful completion and market acceptance of the major research and development programs. Revenue was expected to peak in 2004 and decline thereafter through the end of the technologies' life in 2007 as new product technologies were expected to be introduced.

   At the acquisition date, the high-end technologies under development were approximately 60% complete, based on engineering data and technological progress. Revenue attributable to the developmental high-end VPNet technologies was estimated to be $52 million in 2002 and $86 million in 2003. Revenue was estimated

                                                                             23.

to grow at a compounded annual growth rate of approximately 50% for the seven years following introduction, assuming the successful completion and market acceptance of the major research and development programs. Revenue was expected to peak in 2004 and decline thereafter through the end of the technologies' life in 2008 as new product technologies were expected to be introduced.

   VPNet had spent approximately $4 million on these in-process technology projects, and expected to spend approximately $4 million to complete all phases of research and development.

   The rates utilized to discount the net cash flows to their present value were based on estimated cost of capital calculations. Due to the nature of the forecasts and the risks associated with the successful development of the projects, a discount rate of 25% was used to value the in-process research and development. The discount rate utilized was higher than our weighted average cost of capital due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of the technology, and the uncertainty of technological advances that are unknown at this time.


ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

We are subject to a wide range of governmental requirements relating to employee safety and health and to the handling and emission into the environment of various substances used in our operations. We are subject to certain provisions of environmental laws, particularly in the U.S., governing the cleanup of soil and groundwater contamination. Such provisions impose liability for the costs of investigating and remediating releases of hazardous materials at our currently or formerly owned or operated sites. In certain circumstances, this liability may also include the cost of cleaning up historical contamination, whether or not caused by us. We are currently conducting investigation and/or cleanup of known contamination at approximately five of our facilities either voluntarily or pursuant to government directives.

   It is often difficult to estimate the future impact of environmental matters, including potential liabilities. We have established financial reserves to cover environmental liabilities where they are probable and reasonably estimable. Reserves for estimated losses from environmental matters are, depending on the site, based primarily upon internal or third party environmental studies and the extent of contamination and the type of required cleanup. Although we believe that our reserves are adequate to cover known environmental liabilities, there can be no assurance that the actual amount of environmental liabilities will not exceed the amount of reserves for such matters or will not have a material adverse effect on our financial position, results of operations or cash flows.


LEGAL PROCEEDINGS

From time to time we are involved in legal proceedings arising in the ordinary course of business. Other than as described below, we believe there is no litigation pending that could have, individually or in the aggregate, a material adverse effect on our financial position, results of operations or cash flows.


YEAR 2000 ACTIONS

Three separate purported class action lawsuits are pending against Lucent, one in state court in West Virginia, one in federal court in the Southern District of New York and another in federal court in the Southern District of California. The case in New York was filed in January 1999 and, after being dismissed, was refiled in September 2000. The case in West Virginia was filed in April 1999 and the case in California was filed in June 1999, and amended in 2000, to include Avaya as a defendant. We may also be named a party to the other actions and, in any event, have assumed the obligations of Lucent for all of these cases under the Contribution and Distribution Agreement. All three actions are based upon claims that Lucent sold products that were not Year 2000 compliant, meaning that the products were designed and developed without considering the possible impact of the change in the calendar from December 31, 1999 to January 1, 2000. The complaints allege that the sale of these products violated statutory consumer protection laws and constituted breaches of implied warranties. A class has not been certified in any of the three cases and, to the extent a class is certified in any of the cases, we expect that class to constitute those enterprises that purchased the products in question. The complaints seek, among other remedies, compensatory damages, punitive damages and counsel fees in amounts that have not yet been specified. Although we believe that the outcome of these actions will not adversely affect our financial position, results of operations or cash flows, if these cases are not resolved in a timely manner, they will require expenditure of significant legal costs related to their defense.


COUPON PROGRAM CLASS ACTION

In April 1998, a class action was filed against Lucent in state court in New Jersey, alleging that Lucent improperly administered a coupon program resulting from the settlement of a prior class action. The plaintiffs allege that Lucent improperly limited the redemption of the coupons from dealers by not allowing them to be combined with other volume discount offers, thus limiting the market for the coupons. We have assumed the obligations of Lucent for these cases under the Contribution and Distribution Agreement. The complaint alleges breach of contract, fraud and other claims and the plaintiffs seek compensatory and consequential damages, interest and attorneys' fees. The parties have entered into a proposed settlement agreement, pending final approval by the court.


LUCENT SECURITIES LITIGATION

In November 2000, three purported class actions were filed against Lucent in the Federal District Court for the District of New Jersey alleging violations of the federal securities laws as a result of the facts disclosed in Lucent's announcement on November 21, 2000 that it had identified a revenue recognition issue affecting its financial results for the fourth quarter of fiscal 2000. The actions purport

24.

to be filed on behalf of purchasers of Lucent common stock during the period from October 10, 2000 (the date Lucent originally reported these financial results) through November 21, 2000.

   The above actions have been consolidated with other purported class actions filed against Lucent on behalf of its stockholders in January 2000 and are pending in the Federal District Court for the District of New Jersey. We understand that Lucent has filed its Answer to the Fifth Consolidated Amended and Supplemental Class Action Complaint in the consolidated action. The plaintiffs allege that they were injured by reason of certain alleged false and misleading statements made by Lucent in violation of the federal securities laws. The consolidated cases were initially filed on behalf of stockholders of Lucent who bought Lucent common stock between October 26, 1999 and January 6, 2000, but the consolidated complaint was amended to include purported class members who purchased Lucent common stock up to November 21, 2000. A class has not yet been certified in the consolidated actions. The plaintiffs in all these stockholder class actions seek compensatory damages plus interest and attorneys' fees.

   Any liability incurred by Lucent in connection with these stockholder class action lawsuits may be deemed a shared contingent liability under the Contribution and Distribution Agreement and, as a result, we would be responsible for 10% of any such liability in excess of $50 million. All of these actions are in the early stages of litigation and an outcome cannot be predicted and, as a result, we cannot assure you that these cases will not have a material adverse effect on our financial position, results of operations or cash flows.


LICENSING MEDIATION

In March 2001, a third party licensor made formal demand for alleged royalty payments which it claims we owe as a result of a contract between the licensor and our predecessors, initially entered into in 1995, and renewed in 1997. The contract provides for mediation of disputes followed by binding arbitration if the mediation does not resolve the dispute. The licensor claims that we owe royalty payments for software integrated into certain of our products. The licensor also alleges that we have breached the governing contract by not honoring a right of first refusal related to development of fax software for next generation products. We engaged in mediation with the licensor, but did not resolve this matter. At this point, an outcome in any future proceeding cannot be predicted and, as a result, there can be no assurance that this case will not have a material adverse effect on our financial position, results of operations or cash flows.


FINANCIAL INSTRUMENTS

We are exposed to risk from changes in foreign currency exchange rates and interest rates that could affect our results of operations, financial position or cash flows. We manage our exposure to these market risks through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We conduct our business on a multi-national basis in a wide variety of foreign currencies and, as such, use derivative financial instruments to reduce earnings and cash flow volatility associated with foreign exchange rate changes. We use foreign currency forward contracts, and to a lesser extent, foreign currency options, to mitigate the effects of fluctuations of exchange rates on intercompany loans that are denominated in currencies other than the subsidiary's functional currency, and to reduce the exposure to the risk that the eventual net cash flows resulting from the purchase or sale of products to or from non-U.S. customers will be adversely affected by changes in exchange rates. Derivative financial instruments are used as risk management tools and not for speculative or trading purposes.


RECORDED TRANSACTIONS

We use foreign currency forward contracts primarily to manage exchange rate exposures on intercompany loans residing on our foreign subsidiaries' books that are denominated in currencies other than the subsidiary's functional currency. When these loans are translated into the subsidiary's functional currency at the month-end exchange rates, the fluctuations in the exchange rates are recognized in earnings as other income or expense. Gains and losses resulting from the impact of currency exchange rate movements on foreign currency forward contracts designated to offset these non-functional currency denominated loans are also recognized in earnings as other income or expense in the period in which the exchange rates change and are generally offset by the foreign currency losses and gains on the loans. For the fiscal year ended September 30, 2001, the net effect of the gains and losses on the change in the fair value of the foreign currency forward contracts and the translation of the non-functional currency denominated loans were not material to our results of operations.

   The fair value of foreign currency exchange contracts is sensitive to changes in foreign currency exchange rates. As of September 30, 2001 and 2000, a 10% appreciation in foreign currency exchange rates from the prevailing market rates would increase our related net unrealized gain for fiscal 2001 and 2000 by $13 million and $20 million, respectively. Conversely, a 10% depreciation in these currencies from the prevailing market rates would decrease our related net unrealized gain for fiscal 2001 and 2000 by $13 million and $18 million, respectively. Consistent with the nature of the economic hedge of such foreign currency exchange contracts, such unrealized gains or losses would be offset by corresponding decreases or increases, respectively, of the underlying asset, liability or transaction being hedged.


FORECASTED TRANSACTIONS

We use foreign currency forward and option contracts to offset certain forecasted foreign currency transactions primarily related to the purchase or sale of product expected to occur during the ensuing twelve months. The gains and losses resulting from the impact of currency exchange rate movements on these foreign currency forward and option contracts are recognized as other income or expense in the period in which the exchange rates change. For the fiscal years ended September 30, 2001 and 2000, these gains and losses were not material to our results of operations.


                                                                             25.

   Electing to not use hedge accounting under SFAS 133, "Accounting for Derivative Investments and Hedging Activities," could result in a gain or loss from fluctuations in exchange rates related to a derivative contract that is different from the loss or gain recognized from the underlying forecasted transaction. However, we have procedures to manage the risks associated with our derivative instruments, which include limiting the duration of the contracts, typically six months or less, and the amount of the underlying exposures that can be economically hedged. Historically, the gains and losses on these transactions have not been significant.

   While we hedge many foreign currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.

   By their nature, all derivative instruments involve, to varying degrees, elements of market risk and credit risk not recognized in our financial statements. The market risk associated with these instruments resulting from currency exchange rate movements is expected to offset the market risk of the underlying transactions, assets and liabilities being economically hedged. The counterparties to the agreements relating to our foreign exchange instruments consist of a diversified group of major financial institutions. We do not believe that there is significant risk of loss in the event of non-performance of the counterparties because we control our exposure to credit risk through credit approvals and limits, and continual monitoring of the credit ratings of such counterparties. In addition, we limit the financial exposure and the amount of agreements entered into with any one financial institution.


European Monetary Unit ("EURO")

In 1999, most member countries of the European Union established fixed conversion rates between their existing sovereign currencies and the European Union's new currency, the euro. This conversion permitted transactions to be conducted in either the euro or the participating countries' national currencies. By February 28, 2002, all member countries are expected to have permanently withdrawn their national currencies as legal tender and replaced their currencies with euro notes and coins.

   The euro conversion may have a favorable impact on cross-border competition by eliminating the effects of foreign currency translations thereby creating price transparency. We will continue to evaluate the accounting, tax, legal and regulatory requirements associated with the euro introduction. We do not expect the conversion to the euro to have a material adverse effect on our consolidated financial position, results of operations or cash flows.


RECENT ACCOUNTING PRONOUNCEMENTS

SFAS 141 - In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations" ("SFAS 141"), which requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. As a result, use of the pooling-of-interests method is prohibited for business combinations initiated thereafter. SFAS 141 also establishes criteria for the separate recognition of intangible assets acquired in a business combination. In fiscal 2001, we adopted this Statement which did not have a material impact on our consolidated results of operations, financial position or cash flows.

   New accounting statements issued, but not yet adopted by us, include the following:

SFAS 142 - In July 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which requires that goodwill and certain other intangible assets having indefinite lives no longer be amortized to earnings, but instead be subject to periodic testing for impairment. Intangible assets determined to have definitive lives will continue to be amortized over their useful lives. This Statement is effective for our 2003 fiscal year, and early adoption is permitted. However, goodwill and intangible assets acquired after June 30, 2001 are subject immediately to the non-amortization and amortization provisions of this Statement. Effective October 1, 2001, we adopted SFAS142 and implemented certain provisions, specifically the discontinuation of goodwill amortization, and will be implementing the remaining provisions by the end of fiscal 2002. In fiscal 2001, we recorded goodwill amortization expense of $40 million. We are currently evaluating the remaining provisions of SFAS 142 to determine the effect, if any, they may have on our consolidated results of operations, financial position or cash flows.

SFAS 143 - In August 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which provides the accounting requirements for retirement obligations associated with tangible long-lived assets. This Statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. This Statement is effective for our 2003 fiscal year, and early adoption is permitted. The adoption of SFAS 143 is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

SFAS 144 - In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which excludes from the definition of long-lived assets goodwill and other intangibles that are not amortized in accordance with SFAS 142. SFAS 144 requires that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS 144 also expands the reporting of discontinued operations to include components of an entity that have been or will be disposed of rather than limiting such discontinuance to a segment of a business. This Statement is effective for our 2003 fiscal year, and early adoption is permitted. We are currently evaluating the impact of SFAS 144 to determine the effect, if any, it may have on our consolidated results of operations, financial position or cash flows.


26.

REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of Avaya Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of comprehensive income (loss), and of cash flows present fairly, in all material respects, the financial position of Avaya Inc. and its subsidiaries (the "Company") at September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   Until September 30, 2000, the Company was a fully integrated business of Lucent Technologies Inc. ("Lucent"); consequently, as indicated in Note 1, these consolidated financial statements have been derived from the consolidated financial statements and accounting records of Lucent, and reflect significant assumptions and allocations. Moreover, as indicated in Note 1, prior to September 30, 2000, the Company relied on Lucent and its other businesses for administrative, management and other services. Accordingly, the consolidated financial statements as of and for each of the two years ended September 30, 2000 do not necessarily reflect the financial position, results of operations, changes in stockholders' equity and cash flows of the Company had it been a separate stand-alone entity, independent of Lucent during such periods.

   As discussed in Notes 2 and 12 to the consolidated financial statements, the Company adopted Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" in 2000 and changed its method for calculating annual pension and postretirement benefit costs in 1999, respectively.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, New York
October 24, 2001

                                                                             27.

CONSOLIDATED STATEMENTS OF OPERATIONS
Avaya Inc. and Subsidiaries


                                                                         Year Ended September 30,
                                                                      -----------------------------
                                                                        2001       2000       1999
                                                                        ----       ----       ----
                                                              (dollars in millions, except per share amounts)
REVENUE

Products                                                              $ 4,701    $ 5,774    $ 6,368
Services                                                                2,092      1,958      1,900
                                                                      -------    -------    -------
                                                                        6,793      7,732      8,268
                                                                      -------    -------    -------
COSTS
Products                                                                2,937      3,471      3,720
Services                                                                  960      1,012      1,040
                                                                      -------    -------    -------
                                                                        3,897      4,483      4,760
                                                                      -------    -------    -------
GROSS MARGIN                                                            2,896      3,249      3,508
                                                                      -------    -------    -------
OPERATING EXPENSES
Selling, general and administrative                                     2,058      2,540      2,632
Business restructuring and related charges (reversals)                    837        684        (33)
Research and development                                                  536        468        540
Purchased in-process research and development                              32         --         --
                                                                      -------    -------    -------
TOTAL OPERATING EXPENSES                                                3,463      3,692      3,139
                                                                      -------    -------    -------
OPERATING INCOME (LOSS)                                                  (567)      (443)       369
Other income, net                                                          34         71         28
Interest expense                                                          (37)       (76)       (90)
                                                                      -------    -------    -------
INCOME (LOSS) BEFORE INCOME TAXES                                        (570)      (448)       307
Provision (benefit) for income taxes                                     (218)       (73)       121
                                                                      -------    -------    -------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE              (352)      (375)       186
Cumulative effect of accounting change (net of income taxes of $62)        --         --         96
                                                                      -------    -------    -------
NET INCOME (LOSS)                                                     $  (352)   $  (375)   $   282
                                                                      =======    =======    =======
EARNINGS (LOSS) PER COMMON SHARE:
Basic                                                                 $ (1.33)   $ (1.39)   $  1.09
                                                                      =======    =======    =======
Diluted                                                               $ (1.33)   $ (1.39)   $  1.03
                                                                      =======    =======    =======



See Notes to Consolidated Financial Statements.


28.

CONSOLIDATED BALANCE SHEETS
Avaya Inc. and Subsidiaries



                                                                                             As of September 30,
                                                                                             -------------------
                                                                                              2001       2000
                                                                                              ----       ----
                                                                            (dollars in millions, except per share amounts)

ASSETS
Current assets:
  Cash and cash equivalents                                                                 $   250    $   271
  Receivables, less allowances of $68 in 2001 and $62 in 2000                                 1,163      1,758
  Inventory                                                                                     649        639
  Deferred income taxes, net                                                                    246        450
  Other current assets                                                                          461        244
                                                                                            -------    -------
TOTAL CURRENT ASSETS                                                                          2,769      3,362
                                                                                            -------    -------
  Property, plant and equipment, net                                                            988        966
  Prepaid benefit costs                                                                          --        387
  Deferred income taxes, net                                                                    529         44
  Goodwill and other intangible assets, net                                                     255        204
  Other assets                                                                                  107         74
                                                                                            -------    -------
TOTAL ASSETS                                                                                $ 4,648    $ 5,037
                                                                                            =======    =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                                          $   624    $   763
  Current portion of long-term debt                                                             145         80
  Business restructuring reserve                                                                179        499
  Payroll and benefit obligations                                                               333        491
  Advance billings and deposits                                                                 133        253
  Other current liabilities                                                                     604        503
                                                                                            -------    -------
TOTAL CURRENT LIABILITIES                                                                     2,018      2,589
                                                                                            -------    -------
  Long-term debt                                                                                500        713
  Benefit obligations                                                                           637        421
  Deferred revenue                                                                               84         83
  Other liabilities                                                                             533        467
                                                                                            -------    -------
TOTAL NON-CURRENT LIABILITIES                                                                 1,754      1,684
                                                                                            -------    -------
Commitments and contingencies

Series B convertible participating preferred stock, par value $1.00 per share,
  4 million shares authorized, issued and outstanding as of September 30, 2001                  395         --
                                                                                            -------    -------

STOCKHOLDERS' EQUITY
  Series A junior participating preferred stock, par value $1.00 per share,
    7.5 million shares authorized; none issued and outstanding                                   --         --
  Common stock, par value $0.01 per share, 1.5 billion shares authorized, 286,851,934 and
    282,027,675 issued and outstanding as of September 30, 2001 and 2000, respectively            3          3
  Additional paid-in capital                                                                    905        825
  Accumulated deficit                                                                          (379)        --
  Accumulated other comprehensive loss                                                          (46)       (64)
  Less treasury stock at cost (147,653 shares as of September 30, 2001)                          (2)        --
                                                                                            -------    -------
TOTAL STOCKHOLDERS' EQUITY                                                                      481        764
                                                                                            -------    -------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                  $ 4,648    $ 5,037
                                                                                            =======    =======


See Notes to Consolidated Financial Statements.


                                                                             29.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND OF COMPREHENSIVE INCOME (LOSS)
Avaya Inc. and Subsidiaries


                                                                        Year Ended September 30,
                                                                      -----------------------------
                                                                        2001       2000      1999
                                                                        ----       ----      ----
                                                                          (dollars in millions)
FORMER PARENT'S NET INVESTMENT:
Beginning balance                                                     $    --    $ 1,871    $ 1,854
Net income (loss)                                                          --       (375)       282
Transfers to Lucent                                                        --     (7,783)    (8,488)
Transfers from Lucent                                                      --      7,115      8,223
Recapitalization upon Distribution                                         --       (828)        --
                                                                      -------    -------    -------
Ending balance                                                        $    --    $    --    $ 1,871
                                                                      -------    -------    -------

COMMON STOCK:
Beginning balance                                                     $     3    $    --    $    --
Issuance of stock pursuant to the Distribution                             --          3         --
                                                                      -------    -------    -------
Ending balance                                                        $     3    $     3    $    --
                                                                      -------    -------    -------

ADDITIONAL PAID-IN CAPITAL:
Beginning balance                                                     $   825    $    --    $    --
Additional paid-in capital resulting from the Distribution                 --        825         --
Issuance of warrants                                                       32         --         --
Issuance of common stock for options exercised                              7         --         --
Issuance of common stock to employees under the stock purchase plan        33         --         --
Issuance of other stock unit awards                                        28         --         --
Other stock transactions (Note 4)                                          22         --         --
Adjustment to Lucent capital contribution (Notes 12 and 16)               (42)        --         --
                                                                      -------    -------    -------
Ending balance                                                        $   905    $   825    $    --
                                                                      -------    -------    -------

ACCUMULATED DEFICIT:
Beginning balance                                                     $    --    $    --    $    --
Preferred stock accretion                                                 (27)        --         --
Net loss                                                                 (352)        --         --
                                                                      -------    -------    -------
Ending balance                                                        $  (379)   $    --    $    --
                                                                      -------    -------    -------

ACCUMULATED OTHER COMPREHENSIVE LOSS:
Beginning balance                                                     $   (64)   $   (54)   $   (59)
Foreign currency translations                                              18        (10)         5
                                                                      -------    -------    -------
Ending balance                                                        $   (46)   $   (64)   $   (54)
                                                                      -------    -------    -------
TREASURY STOCK:
Beginning balance                                                     $    --    $    --    $    --
Purchase of treasury stock at cost                                         (2)        --         --
                                                                      -------    -------    -------
Ending balance                                                        $    (2)   $    --    $    --
                                                                      -------    -------    -------
TOTAL STOCKHOLDERS' EQUITY                                            $   481    $   764    $ 1,817
                                                                      =======    =======    =======

COMPREHENSIVE INCOME (LOSS):
Net income (loss)                                                     $  (352)   $  (375)   $   282
Other comprehensive income (loss) - foreign currency translations          18        (10)         5
                                                                      -------    -------    -------
Comprehensive income (loss)                                           $  (334)   $  (385)   $   287
                                                                      =======    =======    =======




See Notes to Consolidated Financial Statements.

30.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Avaya Inc. and Subsidiaries


                                                                       Year Ended September 30,
                                                                       -----------------------
                                                                        2001    2000     1999
                                                                        ----    ----     ----
                                                                         (dollars in millions)
OPERATING ACTIVITIES:
Net income (loss)                                                      $(352)   $(375)   $ 282
Adjustments to reconcile net income (loss) to net cash provided by
   (used for) operating activities:
      Cumulative effect of accounting change                              --       --      (96)
      Business restructuring and related charges (reversals)             659      595      (33)
      Depreciation and amortization                                      273      220      212
      Provision for uncollectible receivables                             53       36       25
      Deferred income taxes                                             (264)    (288)      (2)
      Purchased in-process research and development                       32       --       --
      Gain on businesses sold                                             (6)     (44)     (24)
      Adjustments for other non-cash items, net                           32       19       26
      Changes in operating assets and liabilities, net of effects of acquired and divested businesses:
         Receivables                                                     198      (50)       5
         Inventory                                                        (6)     131       81
         Accounts payable                                               (138)     298      (47)
         Payroll and benefits, net                                      (215)    (372)     (12)
         Advance billings and deposits                                  (120)      55       59
         Other assets and liabilities                                   (279)     260      (45)
                                                                       -----    -----    -----
NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES                    (133)     485      431
                                                                       -----    -----    -----

INVESTING ACTIVITIES:
Capital expenditures                                                    (341)    (499)    (202)
Proceeds from the sale of property, plant and equipment                  108       14       17
Disposal of businesses                                                    --       82       29
Acquisitions of businesses, net of cash acquired                        (120)      --       --
Cash from merger                                                          --       --       60
Purchases of equity investments                                          (27)      --       --
Other investing activities, net                                           15      (25)      10
                                                                       -----    -----    -----
NET CASH USED FOR INVESTING ACTIVITIES                                  (365)    (428)     (86)
                                                                       -----    -----    -----

FINANCING ACTIVITIES:
Issuance of convertible participating preferred stock                    368       --       --
Issuance of warrants                                                      32       --       --
Issuance of common stock                                                  40       --       --
Transfers to Lucent, net                                                  --     (741)    (253)
Credit facility borrowing                                                200       --       --
Net decrease in commercial paper                                        (348)      --       --
Assumption of commercial paper from Lucent                                --      780       --
Proceeds from securitization of accounts receivable                      200       --       --
Other financing activities, net                                           (9)       3       (4)
                                                                       -----    -----    -----
NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES                     483       42     (257)
                                                                       -----    -----    -----
Effect of exchange rate changes on cash and cash equivalents              (6)     (22)      (1)
                                                                       -----    -----    -----
Net increase (decrease) in cash and cash equivalents                     (21)      77       87
Cash and cash equivalents at beginning of year                           271      194      107
                                                                       -----    -----    -----
Cash and cash equivalents at end of year                               $ 250    $ 271    $ 194
                                                                       =====    =====    =====


See Notes to Consolidated Financial Statements.

                                                                             31.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Avaya Inc. and Subsidiaries


1. BACKGROUND AND BASIS OF PRESENTATION

BACKGROUND

On September 30, 2000, Avaya Inc. (the "Company" or "Avaya") was spun off from Lucent Technologies Inc. ("Lucent" or "Former Parent") pursuant to a contribution by Lucent of its enterprise networking businesses to the Company and a distribution of the outstanding shares of the Company's common stock, to Lucent stockholders (the "Distribution"). The Company provides communication systems and software for enterprises, including businesses, government agencies and other organizations. The Company offers a broad range of voice, converged voice and data, customer relationship management, messaging, multi-service networking and structured cabling products and services.

   The Company was incorporated in Delaware under the name "Lucent EN Corp." in February 2000 as a wholly owned subsidiary of Lucent. In June 2000, the Company's name was changed to "Avaya Inc." At the Distribution, the Company's authorized capital stock consisted of 200 million shares of preferred stock, par value $1.00 per share, of which the Company has presently designated 7.5 million shares as Series A junior participating preferred stock and 4 million shares as Series B convertible participating preferred stock, and 1.5 billion shares of common stock, par value $0.01 per share.

   The Company adopted a rights agreement prior to the Distribution date. The issuance of a share of the Company's common stock also constitutes the issuance of a Series A junior participating preferred stock purchase right associated with such share. These rights may have anti-takeover effects in that the existence of the rights may deter a potential acquirer from making a takeover proposal or a tender offer.


BASIS OF PRESENTATION

The accompanying consolidated financial statements as of and for the fiscal year ended September 30, 2001 depict the first full year of Avaya's results as a stand-alone company.

   The consolidated financial statements as of and for each of the two fiscal years ended September 30, 2000 include the Company and its subsidiaries as well as certain assets, liabilities, and related operations transferred to the Company from Lucent immediately prior to the Distribution. These consolidated financial statements have been derived from the accounting records of Lucent using the historical results of operations and historical basis of the assets and liabilities of the enterprise networking businesses transferred to the Company. Since no direct ownership existed among all of the various units comprising the Company prior to the Distribution, Lucent's net investment in Avaya is shown in place of stockholders' equity in the Consolidated Statements of Changes in Stockholders' Equity in fiscal 2000 and 1999. Management believes these consolidated financial statements are a reasonable representation of the financial position, results of operations, cash flows and changes in stockholders' equity of such businesses as if Avaya were a separate entity during such periods.

   The consolidated financial statements as of and for each of the two years ended September 30, 2000 include allocations of certain Lucent corporate headquarters' assets, liabilities, and expenses relating to these businesses that were transferred to Avaya fromLucent. General corporate overhead has been allocated either based on the ratio of the Company's costs and expenses to Lucent's costs and expenses, or based on the Company's revenue as a percentage of Lucent's total revenue.General corporate overhead primarily includes cash management, legal, accounting, tax, insurance, public relations, advertising and data services and amounted to $398 million and $449 million in fiscal 2000 and 1999, respectively. In addition, the consolidated financial statements for fiscal 2000 and 1999 include an allocation from Lucent to fund a portion of the costs of basic research conducted byLucent's Bell Laboratories.This allocation was based on the Company's revenue as a percentage of Lucent's total revenue and amounted to $75 million and $78 million in fiscal 2000 and 1999, respectively. Management believes the costs of corporate services and research charged to the Company are a reasonable representation of the costs that would have been incurred if the Company had performed these functions as a stand-alone entity. The Company currently performs these corporate functions and basic research requirements using its own resources or purchased services.

   During the periods covered by the consolidated financial statements as of and for each of the two years ended September 30, 2000, Lucent used a centralized approach to cash management and the financing of its operations.Prior to the Distribution, cash deposits from the Company's businesses were transferred to Lucent on a regular basis and were netted against Lucent's net investment account. As a result, none of Lucent's cash or cash equivalents at the corporate level had been allocated to the Company. Changes in stockholders' equity in fiscal 2000 and 1999 represent funding required fromLucent for working capital, acquisitions or capital expenditures after giving effect to the Company's transfers to or fromLucent of its cash flows from operations and other non-cash transactions between the Company and Lucent.

   Although the Company's Consolidated Statements of Operations include interest expense for each of the two fiscal years ended September 30, 2000, the Consolidated Balance Sheets for periods prior to the Distribution do not include an allocation of Lucent debt at the corporate level because of the centralized approach that Lucent used to finance its operations. The Company has assumed for purposes of calculating interest expense that it would have had average debt balances of $962 million and $1,320 million and average interest rates of 7.9% and 6.8% per annum for fiscal 2000 and 1999, respectively. The Company believes the interest rates and average debt balances used in the calculation of interest expense reasonably reflect the cost of financing its assets and operations during the periods prior to the Distribution.

   Income taxes were calculated in fiscal 2000 and 1999 as if the Company filed separate tax returns. However, Lucent was managing its tax position for the benefit of its entire portfolio of businesses, and its tax strategies were not necessarily reflective of the tax strategies that the Company would have followed or will follow as a stand-alone company. Commencing with fiscal 2001, the Company will begin filing consolidated income tax returns for Avaya and its subsidiaries.

32.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include all majority-owned subsidiaries in which the Company exercises control. Investments in which the Company exercises significant influence, but which it does not control (generally a 20%-50% ownership interest), are accounted for under the equity method of accounting. All intercompany transactions and balances between and among the Company's businesses have been eliminated. Transactions between any of the Company's businesses and Lucent are included in these financial statements.


USE OF ESTIMATES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. These estimates include an allocation of costs by Lucent in fiscal 2000 and 1999, assessing the collectability of accounts receivable, the use and recoverability of inventory, the realization of deferred tax assets, restructuring reserves, and useful lives of tangible and intangible assets, among others. The markets for the Company's products are characterized by intense competition, rapid technological development and frequent new product introductions, all of which could affect the future realizability of the Company's assets. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Actual results could differ from these estimates.


FOREIGN CURRENCY TRANSLATION

Balance sheet accounts of the Company's foreign operations are translated from foreign currencies into U.S. dollars at period-end exchange rates while income and expenses are translated at average exchange rates during the period. Translation gains or losses related to net assets located outside the U.S. are shown as a component of accumulated other comprehensive loss in stockholders' equity. Gains and losses resulting from foreign currency transactions, which are denominated in a currency other than the entity's functional currency, are included in the Consolidated Statements of Operations.


REVENUE RECOGNITION

Revenue from sales of communications systems and software is recognized when contractual obligations have been satisfied, title and risk of loss have been transferred to the customer, and collection of the resulting receivable is reasonably assured. Revenue from the direct sales of products that include installation services is recognized at the time the products are installed, after satisfaction of all the terms and conditions of the underlying customer contract. The Company's indirect sales to distribution partners are generally recognized at the time of shipment if all contractual obligations have been satisfied. The Company accrues a provision for estimated sales returns and other allowances and deferrals as a reduction of revenue at the time of revenue recognition, as required. Revenue from services performed under value-added service arrangements, professional services and services performed under maintenance contracts are recognized over the term of the underlying customer contract or at the end of the contract, when obligations have been satisfied. For services performed on a time and materials basis, revenue is recognized upon performance.


RESEARCH AND DEVELOPMENT COSTS AND
SOFTWARE DEVELOPMENT COSTS

Research and development costs are charged to expense as incurred. The costs incurred for the development of computer software that will be sold, leased or otherwise marketed, however, are capitalized when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies. Costs that are capitalized include direct labor and related overhead.

   Amortization of capitalized software development costs begins when the product is available for general release to customers. Amortization is recognized on a product-by-product basis on the greater of either the ratio of current gross revenues to the total of current and anticipated future gross revenues, or the straight-line method over three years. Unamortized capitalized software development costs determined to be in excess of net realizable value of the product are expensed immediately.


CASH AND CASH EQUIVALENTS

Cash and cash equivalents primarily represent amounts held by the Company's foreign operations. All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.


ACCOUNTS RECEIVABLE SECURITIZATION

The amount attributable to the sale of a qualified trade accounts receivable is removed from the Consolidated Balance Sheets and the proceeds received from the sale are reflected as cash provided by financing activities in the Consolidated Statements of Cash Flows. The Company is generally required to retain an interest in the trade receivables sold and arranges for the transfer of the applicable receivables at their carrying amount to a wholly owned bankruptcy-remote subsidiary, a special purpose entity. The carrying amount of the retained interest in the receivables is reclassified to other current assets and typically approximates fair value because of the relatively short-term nature of the receivable collections. Costs associated with the sale of receivables are recorded in other income, net in the Consolidated Statements of Operations.

   The Company reviews the fair value assigned to retained interests at each reporting date. Fair value is reviewed using similar valuation techniques as those used to initially measure the retained interest and, if a change in events or circumstances warrants, the fair value is adjusted.

                                                                             33.

INVENTORY

Inventory is stated at the lower of cost, determined on a first-in, first-out basis, or market.


PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is determined using a straight-line method over the estimated useful lives of the various asset classes. Estimated lives range from three to 10 years for machinery and equipment, and 40 years for buildings.

   Major renewals and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the Consolidated Balance Sheets and any gain or loss is reflected in the Consolidated Statements of Operations.

   The Company adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" in October 1999. Certain costs of computer software developed or obtained for internal use, which were previously expensed as incurred, are capitalized and amortized on a straight-line basis over three years. Costs for general and administrative, overhead, maintenance and training, as well as the cost of software that does not add functionality to the existing system, are expensed as incurred. As of September 30, 2001 and 2000, the Company had unamortized internal use software costs of $68 million and $46 million, respectively.


GOODWILL AND LONG-LIVED ASSETS

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. Goodwill is amortized on a straight-line basis over the periods benefited. Long-lived assets and goodwill are reviewed for impairment whenever events such as product discontinuance, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may not be recoverable. In reviewing for impairment, the Company compares the carrying value of such assets to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. An impairment loss, equal to the difference between the assets' fair value and their carrying value, is recognized when the estimated future cash flows are less than their carrying amount (see Note 3 - SFAS 142).

   Goodwill and other intangible assets as of September 30, 2001 and 2000 were net of accumulated amortization of $230 million and $161 million, respectively.


FINANCIAL INSTRUMENTS

The Company uses various financial instruments, including foreign currency forward contracts, to manage and reduce risk to the Company by generating cash flows which offset the cash flows of certain transactions in foreign currencies or underlying financial instruments in relation to their amount and timing. The Company's derivative financial instruments are used as risk management tools and not for speculative or trading purposes. Although not material, these derivatives represent assets and liabilities and are classified as other current assets or other current liabilities on the accompanying Consolidated Balance Sheets. Gains and losses on the changes in the fair values of the Company's derivative instruments are included in other income, net on the Consolidated Statements of Operations.

   The Company has elected to not use hedge accounting under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which could result in a gain or loss from fluctuations in exchange rates related to a derivative contract which is different from the loss or gain recognized from the underlying forecasted transaction. However, the Company has procedures to manage risks associated with its derivative instruments, which include limiting the duration of the contracts, typically six months or less, and the amount of the underlying exposures that can be economically hedged. Historically, the gains and losses on these transactions have not been significant.

   The Company also utilizes non-derivative financial instruments including letters of credit and commitments to extend credit.


INCOME TAXES

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Consolidated Statement of Operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.


OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) is recorded directly to a separate section of stockholders' equity in accumulated other comprehensive loss and includes unrealized gains and losses excluded from the Consolidated Statements of Operations. These unrealized gains and losses consist of foreign currency translation adjustments, which are not adjusted for income taxes since they primarily relate to indefinite investments in non-U.S. subsidiaries.


RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

34.

3. RECENT ACCOUNTING PRONOUNCEMENTS

SFAS 141 - In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations" ("SFAS 141"), which requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. As a result, use of the pooling-of-interests method is prohibited for business combinations initiated thereafter. SFAS 141 also establishes criteria for the separate recognition of intangible assets acquired in a business combination. In fiscal 2001, Avaya adopted this Statement, which did not have a material impact on the Company's consolidated results of operations, financial position or cash flows.

   New accounting statements issued, but not yet adopted by the Company, include the following:

SFAS 142 - In July 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which requires that goodwill and certain other intangible assets having indefinite lives no longer be amortized to earnings, but instead be subject to periodic testing for impairment. Intangible assets determined to have definitive lives will continue to be amortized over their useful lives. This Statement is effective for the Company's 2003 fiscal year, and early adoption is permitted. However, goodwill and intangible assets acquired after June 30, 2001 are subject immediately to the non-amortization and amortization provisions of this Statement. Effective October 1, 2001, the Company adopted SFAS142 and implemented certain provisions, specifically the discontinuation of goodwill amortization, and will be implementing the remaining provisions by the end of fiscal 2002. In fiscal 2001, the Company recorded goodwill amortization expense of $40 million. The Company is currently evaluating the remaining provisions of SFAS 142 to determine the effect, if any, they may have on the Company's consolidated results of operations, financial position or cash flows.

SFAS 143 - In August 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which provides the accounting requirements for retirement obligations associated with tangible long-lived assets. This Statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. This Statement is effective for the Company's 2003 fiscal year, and early adoption is permitted. The adoption of SFAS 143 is not expected to have a material impact on the Company's consolidated results of operations, financial position or cash flows.

SFAS 144 - In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which excludes from the definition of long-lived assets goodwill and other intangibles that are not amortized in accordance with SFAS 142. SFAS 144 requires that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS 144 also expands the reporting of discontinued operations to include components of an entity that have been or will be disposed of rather than limiting such discontinuance to a segment of a business. This Statement is effective for the Company's 2003 fiscal year, and early adoption is permitted. The Company is currently evaluating the impact of SFAS 144 to determine the effect, if any, it may have on the Company's consolidated results of operations, financial position or cash flows.

4. BUSINESS COMBINATIONS AND OTHER TRANSACTIONS

ACQUISITIONS

The following table presents information about certain acquisitions by the Company during the fiscal year ended September 30, 2001. These acquisitions were accounted for under the purchase method of accounting, and the acquired technology valuation included existing technology, purchased in-process research and development ("IPR&D") and other intangibles. The consolidated financial statements include the results of operations and the estimated fair values of the assets and liabilities assumed from the respective dates of acquisition. All charges related to the write-off of purchased in-process research and development were recorded in the quarter in which the transaction was completed. There were no material acquisitions accounted for under the purchase method in fiscal 2000 and 1999.


                                                     Allocation of Purchase Price(1)              Amortization Period (in years)
                                                 ---------------------------------------------  ---------------------------------
                                     Purchase                Existing        Other   Purchased              Existing        Other
                   Acquisition Date     Price    Goodwill  Technology  Intangibles       IPR&D  Goodwill  Technology  Intangibles
                   ----------------     -----    --------  ----------  -----------       -----  --------  ----------  -----------
                                                     (dollars in millions)
VPNet(2)           February 6, 2001    $117         $48         $30        $16         $31           5          5           5
Quintus(3)           April 11, 2001    $ 29         $ 3         $ 9        $ 3         $ 1           5          3           3

(1) Excludes amounts allocated to specific tangible assets and liabilities.
(2) Acquisition of VPNet Technologies, Inc., a privately held distributor of virtual private network solutions and devices. The total purchase price of $117 million was paid in cash and stock options.
(3) Acquisition of substantially all of the assets, including $10 million of cash acquired, and the assumption of $20 million of certain liabilities of Quintus Corporation, a provider of comprehensive electronic customer relationship management solutions. The Company paid $29 million in cash for these assets.

Included in the purchase price for each of the above acquisitions was purchased in-process research and development. At the date of each acquisition, some of the technology had not yet reached technological feasibility and had no future alternative use. Accordingly, the purchased in-process research and development was written off as a charge to earnings immediately upon consummation of the respective acquisitions.

                                                                             35.

The charge related to VPNet purchased in-process research and development was not tax deductible. The remaining purchase price was allocated to tangible and intangible assets, including goodwill, existing technology and other intangible assets, less liabilities assumed.

   The value allocated to purchased in-process research and development for the acquisitions was determined using an income approach. This involved estimating the fair value of the in-process research and development using the present value of the estimated after-tax cash flows expected to be generated by the purchased in-process research and development, using risk-adjusted discount rates and revenue forecasts as appropriate. Where appropriate, the Company deducted an amount reflecting the contribution of the core technology from the anticipated cash flows from an in-process research and development project. The selection of the discount rate was based on consideration of the Company's weighted average cost of capital, as well as other factors, including the useful life of each technology, profitability levels of each technology, the uncertainty of technology advances that were known at the time, and the stage of completion of each technology. The Company believes that the estimated in-process research and development amounts so determined represent fair value and do not exceed the amount a third party would have paid for the projects.

   Revenue forecasts were estimated based on relevant market size and growth factors, expected industry trends, individual product sales cycles and the estimated life of each product's underlying technology. Estimated operating expenses, income taxes, and charges for the use of contributory assets were deducted from estimated revenue to determine estimated after-tax cash flows for each project. Estimated operating expenses include cost of goods sold, selling, general and administrative expenses, and research and development expenses. The research and development expenses include estimated costs to maintain the products once they have been introduced into the market and generate revenue and costs to complete the purchased in-process research and development.

   Management is primarily responsible for estimating the fair value of the assets and liabilities acquired, and has conducted due diligence in determining the fair value. Management has made estimates and assumptions that affect the reported amounts of assets, liabilities and expenses resulting from such acquisitions. Actual results could differ from these amounts.


POOLING OF INTERESTS MERGER

In July 1999, the Company completed its merger with Mosaix, Inc., a provider of software that manages an enterprise's various office functions and helps to deliver more responsive and efficient customer service. Under the terms of the agreement, the outstanding common stock of Mosaix was converted into approximately 2.6 million shares of Lucent common stock with a value of $145 million. The financial position and results of operations of Mosaix were immaterial to the Company and, as such, the consolidated financial statements include the results of operations and the historical basis of the assets acquired and liabilities assumed from the date of acquisition.


DIVESTITURES

In March 2000, the Company completed the sale of its U.S. sales division that served small- and mid-sized businesses to Expanets, Inc. Under the agreement, approximately 1,800 of the Company's sales and sales support employees were transferred to Expanets, which became a distributor of the Company's products to this market and a significant customer of the Company. A gain of $45 million was recognized to the extent of cash proceeds received related to the sale of this business and is included in other income, net.


OTHER TRANSACTIONS

AIRCRAFT SALE-LEASEBACK In June 2001, the Company sold a corporate aircraft for approximately $34 million and subsequently entered into an agreement to lease it back over a five-year period. At the end of the lease term, the Company has the option to renew the lease subject to the consent of the lessors, or to purchase the aircraft for a price as defined in the agreement. If the Company elects not to either renew the lease or purchase the aircraft, the Company must arrange for the sale of the aircraft to a third party. Under the sale option, the Company has guaranteed approximately 60% of the unamortized original cost as the residual value of the aircraft. The lease is accounted for as an operating lease for financial statement purposes and as a loan for tax purposes.


OUTSOURCING OF CERTAIN MANUFACTURING FACILITIES In May 2001, the Company closed the first phase of a five-year strategic manufacturing agreement to outsource most of the manufacturing of its communications systems and software to Celestica Inc. Under the agreement, Avaya will receive approximately $200 million in cash for the assets it is transferring to Celestica, of which the Company has received $188 million as of September 30, 2001. The Company has deferred $100 million of these proceeds, which will be recognized to income on a straight-line basis over the term of the agreement. As of September 30, 2001, the unamortized portion of these proceeds amounted to $20 million in other current liabilities and $71 million in other liabilities. The Company expects the remaining phases of the transaction, which include closing the Shreveport, Louisiana facility, to be completed by the end of the first quarter of fiscal 2002.

   In September 2000, in conjunction with the Company's restructuring plans to exit certain manufacturing businesses, the Company sold its manufacturing facility located in San Jose, California, to Sanmina Corporation. This facility produced electronic equipment used in structured cabling systems. In connection with the sale, the Company received proceeds of approximately $18 million and recorded a loss of approximately $1 million.

SALE OF EQUIPMENT In fiscal 1999, the Company sold equipment, which was previously leased to customers, for $97 million. The equipment had a net book value of approximately $2 million and consisted predominantly of discontinued product lines. Rental income generated by this equipment for fiscal 1999 was $79 million.


36.

5. SUPPLEMENTARY FINANCIAL INFORMATION

STATEMENT OF OPERATIONS INFORMATION


                                       Year Ended September 30,
                                       ------------------------
                                        2001     2000     1999
                                        ----     ----     ----
                                         (dollars in millions)
DEPRECIATION AND AMORTIZATION
   INCLUDED IN COSTS:
   Amortization of software
     development costs                  $  24    $  24    $  14
INCLUDED IN SELLING, GENERAL
   AND ADMINISTRATIVE EXPENSES:
   Amortization of goodwill and
     other intangible assets               72       55       59
INCLUDED IN COSTS AND
   OPERATING EXPENSES:
   Depreciation and amortization of
     property, plant and equipment
     and internal use software            177      141      139
                                        -----    -----    -----
     Total depreciation and
       amortization                     $ 273    $ 220    $ 212
                                        =====    =====    =====
OTHER INCOME, NET
Loss on foreign currency transactions   $  (5)   $ (10)   $  --
Gain on businesses sold                     6       44       24
Interest income                            27        7       --
Miscellaneous, net                          6       30        4
                                        -----    -----    -----
     Total other income, net            $  34    $  71    $  28
                                        =====    =====    =====


BALANCE SHEET INFORMATION

                                                 As of September 30,
                                                 -------------------
                                                  2001         2000
                                                  ----         ----
                                                (dollars in millions)
INVENTORY
Completed goods                                   $   420    $   472
Work in-process and raw materials                     229        167
                                                  -------    -------
   Total inventory                                $   649    $   639
                                                  =======    =======

PROPERTY, PLANT AND EQUIPMENT, NET
Land and improvements                             $    46    $    42
Buildings and improvements                            485        383
Machinery and equipment                             1,126      1,091
Assets under construction                              47        179
Internal use software                                  89         50
                                                  -------    -------
Total property, plant and equipment                 1,793      1,745
Less: Accumulated depreciation and amortization      (805)      (779)
                                                  -------    -------
   Property, plant and equipment, net             $   988    $   966
                                                  =======    =======



SUPPLEMENTAL CASH FLOW INFORMATION

                                                Year Ended September 30, 2001
                                                -----------------------------
                                                     (dollars in millions)
ACQUISITION OF BUSINESSES:
Fair value of assets acquired, net of cash acquired       $ 192
Less: Fair value of liabilities assumed                     (72)
                                                          -----
   Acquisition of businesses, net of cash acquired        $ 120
                                                          -----
In the second quarter of fiscal 2001, the Company
   paid off $9 million of debt assumed from its
   acquisition of VPNet

Interest payments, net of amounts capitalized             $  41
                                                          -----
Income tax payments                                       $  66
                                                          -----
Non-cash transactions:
Accretion of Series B Preferred Stock (Note 8)            $  27
Fair market value of stock options issued in connection
   with acquisition (Note 4)                                 16
Adjustments to Contribution by Lucent
   (Notes 12 and 16):
   Accounts receivable                                        8
   Property, plant and equipment, net                         7
   Net benefit assets                                        27
                                                          -----
     Total non-cash transactions                          $  85
                                                          =====


                                     Year Ended September 30, 2000
                                     -----------------------------
                                              (dollars in millions)
DISPOSITION OF BUSINESSES:
Cash proceeds                                              $ 82
Less: Basis in net assets sold                              (38)

   Gain on businesses sold                                 $ 44

   Payments for interest and income taxes prior to the Distribution were paid by Lucent on behalf of the Company and do not necessarily reflect what the Company would have paid had it been a stand-alone company.

   Net transfers to Lucent prior to the Distribution are composed predominantly of the following non-cash transactions: (1) for the fiscal year ended September 30, 2000, a $528 million increase in Former Parent's net investment due to prepaid pension costs and other assets and a $439 million decrease from benefit obligations and other accrued liabilities assumed by the Company from Lucent on the Distribution date, and for the fiscal year ended September 30, 1999, (2) a $96 million decrease in Former Parent's net investment for a change in accounting related to pension and postretirement benefit costs, partially offset by (3) an $82 million increase in Former Parent's net investment attributed to the Mosaix pooling of interests merger.

                                                                             37.

6. SECURITIZATION OF ACCOUNTS RECEIVABLE

In June 2001, the Company entered into a receivables purchase agreement and transferred a designated pool of qualified trade accounts receivable to a special purpose entity ("SPE"), which in turn sold an undivided ownership interest to an unaffiliated financial institution. The Company, through the SPE, has a retained interest in a portion of the receivables, and the financial institution has no recourse to the Company's other assets for failure of customers to pay when due. The assets of the SPE are not available to pay creditors of the Company. The Company is responsible for defined fees payable monthly to the financial institution for costs associated with the outstanding capital issued by the financial institution to fund the purchase of receivables and a backstop liquidity commitment. The Company will continue to service, administer and collect the receivables on behalf of the financial institution and receive a fee for performance of these services. Collections of receivables are used by the financial institution to purchase, from time to time, new interests in receivables up to an aggregate of $200 million. The Company is subject to certain receivable collection ratios, among other covenants contained in the agreement. During fiscal 2001, the Company was in compliance with such covenants. The receivables purchase agreement expires in June 2002, but may be extended through June 2004 with the financial institution's consent.

   In connection with the transaction, the Company received cash proceeds of $200 million from the sale and securitization of these receivables. The accounts receivable balances were removed from the Consolidated Balance Sheet and the proceeds received from the sale were reflected as cash provided by financing activities in the Consolidated Statement of Cash Flows. As of September 30, 2001, the Company had a retained interest of $153 million in the SPE's designated pool of qualified accounts receivable representing collateral for the sale. The carrying amount of the Company's retained interest, which approximates fair value because of the relatively short-term nature of the receivable collections, was reclassified to other current assets.

   The Company did not record an asset or liability related to any servicing obligations because the initial measure for servicing was determined to be adequate to compensate the Company for its servicing responsibilities. Although not material, costs associated with the sale of the receivables were recorded in other income, net in the Consolidated Statement of Operations. No significant gain or loss resulted from this transaction.


7. BUSINESS RESTRUCTURING AND RELATED CHARGES

In fiscal 2001, the Company outsourced certain manufacturing facilities and accelerated its restructuring plan that was originally adopted in September 2000 to improve profitability and business performance as a stand-alone company. As a result, the Company recorded a pretax charge of $872 million in fiscal 2001 for business restructuring and related charges, which is expected to result in a $295 million usage of cash. This charge was partially offset by a $35 million reversal to income primarily attributable to fewer employee separations than originally anticipated and more favorable than expected real estate lease termination costs.

   The components of the fiscal 2001 charge include $650 million of employee separation costs, $24 million of lease termination costs, and $198 million of other related charges. The charge for employee separation costs is composed of $577 million primarily related to enhanced pension and postretirement benefits, which represent the cost of curtailment in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and $73 million for severance, special benefit payments and other employee separation costs. The $198 million of other related charges is composed of $178 million for incremental period expenses primarily to facilitate the separation from Lucent, including computer system transition costs, and $20 million for an asset impairment charge related to land, buildings and equipment at the Shreveport manufacturing facility that the Company expects to dispose of during fiscal 2002. Employee separation costs of $55 million established in fiscal 2000 for union-represented employees at Shreveport will be paid as enhanced severance benefits from existing pension and benefit assets and, accordingly, such amount was reclassified in fiscal 2001 out of the business restructuring reserve and recorded as a reduction to prepaid benefit costs.

   The employee separation costs in fiscal 2001 were incurred in connection with the elimination of 6,810 employee positions of which 5,600 were through a combination of involuntary and voluntary separations, including an early retirement program targeted at U.S. management employees, and a workforce reduction of 1,210 employees due to the outsourcing of certain of the Company's manufacturing operations to Celestica. Employee separation payments that are included in the business restructuring reserve will be made either through a lump sum or a series of payments extending over a period of up to two years from the date of departure at each employee's option. This workforce reduction was substantially complete as of September 30, 2001. Real estate lease termination costs are being incurred primarily in the U.S., Europe and Asia, and have been reduced for sublease income that management believes is probable. Payments on lease obligations, which consist of real estate and equipment leases, will extend through 2003. In fiscal 2001, accrued costs for lease obligations represent approximately 666,000 square feet of excess sales and services support offices, materials, stocking and logistics warehouses, and Connectivity Solutions facilities. As of September 30, 2001, the Company had not yet vacated any of this space.

   In fiscal 2000, the Company recorded a pretax business restructuring charge of $684 million in connection with its separation from Lucent. The components of the charge include $365 million of employee

38.

separation costs, $127 million of lease termination costs, $28 million of other exit costs, and $164 million of other related charges.

   The charge for employee separation costs in fiscal 2000 includes severance, medical and other benefits attributable to the worldwide reduction of 4,900 union-represented and management positions. This charge is the result of redesigning the services organization by reducing the number of field technicians to a level needed for non-peak workloads, consolidating and closing certain U.S. and European manufacturing facilities and realigning the sales effort to focus the direct sales force on strategic accounts and address smaller accounts through indirect sales channels. This workforce reduction was substantially complete as of September 30, 2001. The charge for lease termination obligations included approximately two million square feet of excess manufacturing, distribution and administrative space, of which the Company has vacated 646,000 square feet as of September 30, 2001. Other exit costs consist of decommissioning legacy computer systems in connection with the Company's separation from Lucent and terminating other contractual obligations.

   The $164 million of other related charges in fiscal 2000 is composed of $89 million for incremental period expenses related to the separation from Lucent, including computer system transition costs, and a $75 million asset impairment charge that was primarily related to an outsourcing contract with a major customer. With respect to the asset impairment, the Company terminated its obligation under a leasing arrangement and purchased the underlying equipment, which had been used to support a contract with a customer to provide outsourcing and related services. Based on the terms of this contract, the estimated undiscounted cash flows from the equipment's use and eventual disposition was determined to be less than the equipment's carrying value, and resulted in an impairment charge of $50 million to write such equipment down to its fair value.

   In fiscal 1999, the Company reversed $33 million of employee separation costs, originally established in December 1995, due to higher than expected voluntary employee attrition. As of September 30, 1999, all prior restructuring related plans were complete and no such reserves remained.

The following table summarizes the status of the Company's business restructuring and related charges as well as the related reserve during fiscal 2000 and 2001:


                                                 Business Restructuring Charges             Other Related Charges
                                       --------------------------------------------------  -----------------------
                                                                                                                            Total
                                                                                    Total                                Business
                                         Employee        Lease                   Business               Incremental Restructuring
                                       Separation  Termination        Other Restructuring        Asset       Period   and Related
                                            Costs  Obligations   Exit Costs       Charges  Impairments        Costs      Charges
                                            -----  -----------   ----------       -------  -----------        -----      -------
                                                                          (dollars in millions)
FISCAL 2000:
Charges                                     $ 365         $127        $  28         $ 520        $  75        $  89        $ 684
Cash payments                                 (20)           -           (1)          (21)           -          (89)        (110)
Asset impairments                               -            -            -             -          (75)           -          (75)
                                            -----         ----        -----         -----        -----        -----        -----
Balance as of September 30, 2000            $ 345         $127        $  27         $ 499        $   -        $   -        $ 499
                                            -----         ----        -----         -----        -----        -----        -----
FISCAL 2001:
Charges                                     $ 650         $ 24        $   -         $ 674         $ 20        $ 178        $ 872
Reversals                                     (17)          (7)         (11)          (35)           -            -          (35)
Decrease in prepaid benefit costs/
   increase in benefit obligations, net      (577)           -            -          (577)           -            -         (577)
Cash payments                                (250)         (66)         (11)         (327)           -         (178)        (505)
Asset impairments                               -            -            -             -          (20)           -          (20)
Reclassification                              (55)           -            -           (55)           -            -          (55)
                                            -----         ----        -----         -----        -----        -----        -----
Balance as of September 30, 2001            $  96         $ 78         $  5         $ 179        $   -        $   -        $ 179
                                            =====         ====         ====         =====        =====        =====        =====

   In addition, in fiscal 2001 and 2000, the Company recorded $48 million and $73 million, respectively, in selling, general and administrative expenses for start-up activities related to establishing independent operations, including fees for investment banking and other professional advisors, and marketing costs associated with establishing the Avaya brand.

                                                                             39.

8. CONVERTIBLE PARTICIPATING PREFERRED STOCK

In October 2000, the Company sold to Warburg, Pincus Equity Partners, L.P. and related investment funds (collectively, "the Warburg Funds") four million shares of the Company's Series B convertible participating preferred stock and warrants to purchase the Company's common stock for an aggregate purchase price of $400 million. Based on a conversion price of $26.71, the Series B preferred stock is convertible into 15,973,068 shares of the Company's common stock as of September 30, 2001.

   The warrants have an exercise price of $34.73 representing 130% of the conversion price for the Series B preferred stock. Of these warrants, warrants exercisable for 6,883,933 shares of common stock have a four-year term expiring on October 2, 2004, and warrants exercisable for 5,507,146 shares of common stock have a five-year term expiring on October 2, 2005. During the period from May 24, 2001 until October 2, 2002, if the market price of the Company's common stock exceeds 200%, in the case of the four-year warrants, and 225%, in the case of the five-year warrants, of the exercise price of the warrants for 20 consecutive trading days, the Company can force the exercise of up to 50% of the four-year and the five-year warrants, respectively.

   The shares of Series B preferred stock had an aggregate initial liquidation value of $400 million and will accrete for the first 10 years at an annual rate of 6.5% and 12% thereafter, compounded quarterly. After the third anniversary of the original issue date of the Series B preferred stock, 50% of the amount accreted for the year may be paid in cash as a dividend on a quarterly basis at the Company's option. After the fifth anniversary of the issue date through the tenth anniversary, the Company may elect to pay 100% of the amount accreted for the year as a cash dividend on a quarterly basis. The liquidation value calculated on each quarterly dividend payment date, which includes the accretion for the dividend period, will be reduced by the amount of any cash dividends paid. Following the tenth anniversary of the issue date, the Company will pay quarterly cash dividends at an annual rate of 12% of the then accreted liquidation value of the Series B preferred stock, compounded quarterly. The Series B preferred shares also participate, on an as-converted basis, in dividends paid on the Company's common stock. For the fiscal year ended September 30, 2001, accretion of the Series B preferred stock was $27 million resulting in a liquidation value of $427 million as of September 30, 2001. The total number of shares of common stock into which the Series B preferred stock are convertible is determined by dividing the liquidation value in effect at the time of conversion by the conversion price.

   The $400 million proceeds from the Warburg Pincus investment were initially allocated between the Series B preferred stock and warrants based upon the relative fair market value of each security, with $368 million allocated to the Series B preferred stock and $32 million to the warrants. The fair value allocated to the Series B preferred stock including the amount accreted for the fiscal year ended September 30, 2001 was recorded in the mezzanine section of the Consolidated Balance Sheet because the investors may require the Company, upon the occurrence of any change of control in the Company during the first five years from the investment, to redeem the Series B preferred stock. As of September 30, 2001, the Company recorded a $27 million reduction in accumulated deficit representing the amount accreted for the dividend period. The fair value allocated to the warrants was included in additional paid-in capital.

   A beneficial conversion feature would exist if the conversion price for the Series B preferred stock or warrants was less than the fair value of the Company's common stock at the commitment date. The Company determined that no beneficial conversion features existed at the commitment date and therefore there was no impact on its results of operations associated with the Series B preferred stock or with the warrants. The beneficial conversion features, if any, associated with dividends paid in-kind, where it is the Company's option to pay dividends on the Series B preferred stock in cash or in-kind, will be measured when dividends are declared and recorded as a reduction to net income available to common stockholders.

   At any time after the fifth anniversary of their issuance, the Company may force conversion of the shares of Series B preferred stock. If the Company gives notice of a forced conversion, the investors will be able to require the Company to redeem the Series B preferred shares at 100% of the then current liquidation value, plus accrued and unpaid dividends. Following a change in control of the Company during the first five years after the investment, other than a change of control transaction involving solely the issuance of common stock, the accretion of some or all of the liquidation value of the Series B preferred stock through the fifth anniversary of the issue date will be accelerated, subject to the Company's ability to pay a portion of the accelerated accretion in cash in some instances. In addition, for 60 days following the occurrence of any change of control of the Company during the first five years after the investment, the investors will be able to require the Company to redeem the Series B preferred stock at 101% of the liquidation value, including any accelerated accretion of the liquidation value, plus accrued and unpaid dividends.


9. EARNINGS (LOSS) PER SHARE OF COMMON STOCK

Basic earnings (loss) per common share was calculated by dividing net income
(loss) available to common stockholders by the weighted average number of common shares outstanding during the year. Since the Distribution was not effective until September 30, 2000, the weighted average number of common shares outstanding during fiscal 2000 and 1999 was calculated based on a twelve-to-one ratio of Lucent's weighted average number of shares to Avaya's weighted average number of shares. Diluted earnings (loss) per common share

40.

was calculated by adjusting net income (loss) available to common stockholders and weighted average outstanding shares, assuming conversion of all potentially dilutive securities including stock options, warrants and convertible participating preferred stock.


                                                                                  Year Ended September 30,
                                                                                  ------------------------
                                                                                  2001     2000      1999
                                                                                  ----     ----      ----
                                                                             (dollars and shares in millions,
                                                                                 except per share amounts)
Income (loss) before cumulative effect of accounting change                      $(352)   $(375)   $ 186
Accretion of Series B preferred stock                                              (27)      --       --
                                                                                 -----    -----    -----
Income (loss) available to common stockholders                                    (379)    (375)     186
Cumulative effect of accounting change                                              --       --       96
                                                                                 -----    -----    -----
Net income (loss) available to common stockholders                               $(379)   $(375)   $ 282
                                                                                 =====    =====    =====

SHARES USED IN COMPUTING EARNINGS (LOSS) PER COMMON SHARE:

Basic                                                                              284      269      259
                                                                                 =====    =====    =====
Diluted                                                                            284      269      273
                                                                                 =====    =====    =====

EARNINGS (LOSS) PER COMMON SHARE - BASIC:

Income (loss) available to common stockholders                                   $(1.33)  $(1.39)  $0.72
Cumulative effect of accounting change                                              --       --     0.37
                                                                                 -----    -----    -----
Net income (loss) available to common stockholders                               $(1.33)  $(1.39)  $1.09
                                                                                 -----    -----    -----
EARNINGS (LOSS) PER COMMON SHARE - DILUTED:

Income (loss) available to common stockholders                                   $(1.33)  $(1.39)  $0.68
Cumulative effect of accounting change                                              --       --     0.35
                                                                                 -----    -----    -----
Net income (loss) available to common stockholders                               $(1.33)  $(1.39)  $1.03
                                                                                 -----    -----    -----

SECURITIES EXCLUDED FROM THE COMPUTATION OF DILUTED EARNINGS (LOSS) PER COMMON
SHARE:

Options(1)                                                                          52        9        2
Series B preferred stock(2)                                                         16       --       --
Warrants(1)                                                                         12       --       --
                                                                                 -----    -----    -----
   Total                                                                            80        9        2
                                                                                 =====    =====    =====


(1) These securities have been excluded from the diluted earnings (loss) per common share calculation since their inclusion would be antidilutive because the option and warrant exercise prices are greater than the average market value of the underlying stock.
(2) In applying the "if-converted" method, the Series B convertible participating preferred stock was excluded from the diluted earnings (loss) per common share calculation since the effect of its inclusion would have been antidilutive.


10. LONG-TERM DEBT

Long-term debt outstanding consisted of the following:


                                                 As of September 30,
                                                 -------------------
                                                  2001         2000
                                                  ----         ----
                                                (dollars in millions)
Commercial paper                                  $432         $780
Revolving credit facilities:
   364-day facility                                  -            -
   Five-year facility                              200            -
Other                                               13           13
                                                  ----         ----

   Total debt                                      645          793
Less: Current portion                              145           80
                                                  ----         ----
   Total long-term debt                           $500         $713
                                                  ====         ====


COMMERCIAL PAPER PROGRAM

The Company has established a commercial paper program (the "CP Program") pursuant to which the Company may issue up to $1.25 billion of commercial paper at market interest rates with maturities not exceeding one year. Commercial paper issued under the CP Program may bear interest at a fixed rate or at a floating rate that may be reset periodically throughout the term. The floating interest rate may be adjusted based on any one of a number of prevailing rates for the relevant maturity period, as determined by the Company at the time of issuance, including without limitation, certificate of deposit rates, commercial paper rates for non-financial issuers, the federal funds rate, bank prime rates and treasury bond rates.


41.

   Under the CP Program, the Company assumed, upon the Distribution, all of Lucent's obligations in connection with its issuance of $780 million of commercial paper. As of September 30, 2001 and 2000, $432 million and $700 million, respectively, in commercial paper was classified as long-term debt in the Consolidated Balance Sheets since it is supported by the five-year credit facility described below and it is management's intent to reissue the commercial paper on a long-term basis. The weighted average yield and maturity period for the commercial paper outstanding as of September 30, 2001 and 2000 was approximately 3.9% and 6.9% and 62 days and 21 days, respectively.


CREDIT FACILITIES

The Company has two unsecured revolving credit facilities (the "Credit Facilities") with third party financial institutions consisting of a $400 million 364-day credit facility that expires in August 2002 and an $850 million five-year credit facility that expires in September 2005. Funds are available under the Credit Facilities for general corporate purposes, to backstop commercial paper, and for acquisitions. The Credit Facilities provide, at the Company's option, for fixed interest rate and floating interest rate borrowings. Fixed rate borrowings under the Credit Facilities bear interest at a rate equal to (i) the greater of (A) Citibank, N.A.'s base rate and (B) the federal funds rate plus 0.5% plus (ii) a margin based on the Company's long-term debt rating (the "Applicable Margin"). Floating rate borrowings bear interest at a rate equal to the LIBOR rate plus the Applicable Margin and a utilization fee based on the Company's long-term debt rating (the "Applicable Utilization Fee"). Based on the Company's current long-term debt rating, the Applicable Margins for the 364-day credit facility and the five-year credit facility are 0.5% and 0.4%, respectively, and the Applicable Utilization Fee for both facilities is 0.125%.

   As of September 30, 2001, $200 million was outstanding under the five-year credit facility bearing interest at a floating rate of approximately 3.5%, which was repaid in October 2001. There were no outstanding borrowings under the 364-day credit facility as of September 30, 2001. No amounts were drawn under either credit facility as of September 30, 2000.

   The Credit Facilities contain certain covenants, including limitations on the Company's ability to incur liens in certain circumstances or enter into certain change of control transactions. In addition, for each of the Company's first three fiscal quarters of 2001, the Company had to maintain a ratio of annualized consolidated earnings before interest and taxes to annualized consolidated interest expense of at least three to one. Commencing in the fourth quarter of fiscal 2001 and each fiscal quarter thereafter, the Company had to maintain such ratio for the previous four consecutive fiscal quarters. The covenant permitted the Company to exclude up to $950 million of business restructuring and related charges and $300 million of start-up expenses from the calculation of consolidated earnings before interest and taxes to be taken no later than September 30, 2001. In August 2001, the five-year credit facility was amended to permit the Company to exclude up to an additional $450 million of non-cash business restructuring and related charges from the calculation of earnings before interest and taxes during such period to be taken no later than the fourth quarter of fiscal 2001. The Company was in compliance with this covenant in fiscal 2001.

   In addition, the Company, through its foreign operations, entered into several uncommitted credit facilities totaling $118 million, of which letters of credit of $10 million and $27 million, were issued and outstanding as of September 30, 2001 and 2000, respectively. Letters of credit are purchased guarantees that ensure the Company's performance or payment to third parties in accordance with specified terms and conditions. Management does not believe it is practicable to estimate the fair value of these financial instruments and does not expect any material losses from their resolution since performance is not likely to be required.

   As of September 30, 2001 and 2000, the Company had debt outstanding attributable to its foreign entities of $13 million.


FAIR VALUE

The carrying value of the Company's commercial paper and other borrowings approximate fair value due to their short-term maturities and variable interest rates.


11. INCOME TAXES

Commencing with fiscal 2001, the Company will begin filing its own consolidated tax returns. Prior to the Distribution, the Company's income taxes were reflected on a separate tax return basis and included as part of Lucent's consolidated income tax returns. The following table presents the principal reasons for the difference between the effective tax rate and the U.S. federal statutory income tax rate:


                                         Year Ended September 30,
                                         ------------------------
                                          2001     2000     1999
                                          ----     ----     ----

U.S. federal statutory income
   tax rate (benefit)                    (35.0)%  (35.0)%   35.0%
State and local income taxes, net
   of federal income tax effect           (4.3)    (4.8)     4.2
Tax differentials on foreign earnings     (2.2)     3.7      1.9
Research credits                          (2.1)    (2.2)    (3.7)
Purchased in-process research and
   development and other acquisition
   related costs                           2.4     --       --
Amortization of intangibles                1.8      2.3      7.0
Non-deductible restructuring costs         2.3     18.2     --
Other differences - net                   (1.2)     1.5     (5.0)
                                         -----    -----     ----
Effective tax rate (benefit)             (38.3)%  (16.3)%   39.4%
                                         =====    =====     ====


42.

The following table presents the U.S. and foreign components of income (loss) before income taxes and the provision (benefit) for income taxes:


                                        Year Ended September 30,
                                        ------------------------
                                         2001    2000     1999
                                         ----    ----     ----
                                         (dollars in millions)
INCOME (LOSS) BEFORE INCOME TAXES:
U.S.                                    $(456)   $(588)   $ 173
Foreign                                  (114)     140      134
                                        -----    -----    -----
Income (loss) before income taxes       $(570)   $(448)   $ 307
                                        =====    =====    =====

PROVISION (BENEFIT) FOR INCOME TAXES:
CURRENT

Federal                                 $  --    $ 130    $  45
State and local                            --       11       19
Foreign                                    46       74       59
                                        -----    -----    -----
Subtotal                                $  46    $ 215    $ 123
                                        =====    =====    =====

DEFERRED

Federal                                 $(219)   $(244)   $  (3)
State and local                           (38)     (44)       1
Foreign                                    (7)      --       --
                                        -----    -----    -----
Subtotal                                $(264)   $(288)   $  (2)
                                        -----    -----    -----
Provision (benefit) for income taxes    $(218)   $ (73)   $ 121
                                        =====    =====    =====


   As of September 30, 2001, the Company had tax credit carryforwards of $18 million and federal, state and local, and foreign net operating loss carryforwards (after-tax) of $305 million. The tax credit carryforwards expire primarily after the year 2003. Federal and state net operating loss carryforwards expire through the year 2021. The majority of foreign net operating loss carryforwards have no expiration.

   The components of deferred tax assets and liabilities as of September 30, 2001 and 2000 are as follows:


                                         As of September 30,
                                         -------------------
                                           2001     2000
                                           ----     ----
                                        (dollars in millions)
DEFERRED INCOME TAX ASSETS
Benefit obligations                       $ 249    $ 119
Accrued liabilities                         353      459
Net operating loss/credit carryforwards     323       35
Valuation allowance                         (49)     (49)
Other                                         7        5
                                          -----    -----
   Total deferred tax assets              $ 883    $ 569
                                          =====    =====

DEFERRED INCOME TAX LIABILITIES
Property, plant and equipment             $  37    $  29
Other                                        71       46
                                          -----    -----
   Total deferred tax liabilities         $ 108    $  75
                                          =====    =====

   The valuation allowance established for deferred tax assets primarily relates to state tax credit carryforwards and foreign net operating loss carryforwards for which management believes it is more likely than not such deferred tax amounts will not be realized.

   The Company has not provided for U.S. deferred income taxes or foreign withholding taxes on $534 million of undistributed earnings of its non-U.S. subsidiaries as of September 30, 2001, since the Company intends to reinvest these earnings indefinitely.


12. BENEFIT OBLIGATIONS

PENSION AND POSTRETIREMENT BENEFITS

The Company maintains defined benefit pension plans covering the majority of its employees and retirees, and postretirement benefit plans for retirees that include healthcare benefits and life insurance coverage. At the Distribution, the Company assumed responsibility for pension and postretirement benefit obligations for its active employees. Obligations related to retired and terminated vested employees as of September 30, 2000 remained the responsibility of Lucent. Prior to the Distribution, the Company's employees participated in the Lucent pension plans and postretirement benefit plans. The Company's share of the Lucent plans' assets and liabilities was not included in the Company's consolidated financial statements until the Distribution since Lucent had not yet separated Avaya's portion of the employee benefit plans.

   In connection with the Distribution, the Company recorded estimates in its Consolidated Balance Sheet at September 30, 2000 in prepaid benefit costs and benefit obligations of various existing Lucent benefit plans related to employees for whom the Company assumed responsibility. Following an actuarial review, the Company received a valuation, agreed upon by the Company and Lucent, that reduced prepaid benefit costs by $44 million and pension and postretirement benefit obligations by $17 million. The Company recorded the net effect of these adjustments as a reduction to additional paid-in capital in fiscal 2001 because the transfer of the net benefit assets relates to the original capital contribution from Lucent.

   The pension and postretirement costs incurred by Lucent for employees who performed services for the Company were based on estimated plan assets being equal to a proportional share of plan obligations incurred by Lucent for employees who performed services for the Company. In relation to the Lucent plans, the Company recorded pension expense of $115 million and $126 million, and postretirement expense of $49 million and $53 million in fiscal 2000 and 1999, respectively, as adjusted through the Former Parent's net investment. In fiscal 2001, the Company recorded pension and postretirement expense of $457 million and $138 million, respectively, including charges for curtailment and special termination benefits of $474 million and $112 million, respectively, in connection with the Company's business restructuring efforts.

   During fiscal 2001, as a result of the restructuring initiatives, the Company's pension plans experienced significant decreases in the number of active employees. In fiscal 2001, as a result of the manufacturing outsourcing transaction and an early retirement program,

                                                                             43.

interim measurements were performed and curtailment accounting was implemented. The Company recognized a loss from curtailment and special termination benefits related to its pension plan of $26 million and $448 million, respectively. The special termination benefits provided employees with improved pension benefits and earlier eligibility for postretirement benefits. In addition, effective August 1, 2001, the Company amended its pension plan for salaried employees by increasing the minimum retirement age which resulted in a $76 million decrease to the projected benefit obligation.

   The Company has several non-pension postretirement benefit plans. Consistent with the curtailment accounting recorded for pensions during fiscal 2001, the Company recorded curtailment and special termination benefit charges of $91 million and $21 million, respectively.

   Effective August 1, 2001, the Company also amended its postretirement benefits for salaried employees by decreasing the maximum employer contribution to retiree healthcare coverage from 90% to 75%. In addition, the Company amended the point in time when life insurance begins to be reduced. Under the amended plan, retiree life insurance will be reduced by 10% a year beginning one year after retirement, until 50% of the original coverage amount is reached. Previously, this reduction started when the retiree reached age 66. The net effect of these amendments resulted in a decrease in the accumulated postretirement benefit obligation of $35 million.

   Effective October 1, 1998, the Company changed its method for calculating the market-related value of plan assets used in determining the expected return-on-asset component of annual net pension and postretirement benefit costs. The cumulative effect of this accounting change related to periods prior to fiscal 1999 of $158 million ($96 million after-tax) is reflected as a one-time, non-cash credit to fiscal 1999 earnings. This accounting change also resulted in a reduction in benefit costs in fiscal 1999 that increased income by $30 million ($18 million after-tax).

The following table shows the activity in Avaya's defined benefit and postretirement plans:


                                                         Pension Benefits   Postretirement Benefits
                                                         ----------------   -----------------------
                                                        As of September 30,  As of September 30,
                                                        -------------------  -------------------
                                                         2001      2000        2001       2000
                                                         ----      ----        ----       ----
                                                                 (dollars in millions)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation as of October 1                    $ 1,758    $ 2,688    $   412    $   604
Adjustment for final obligation assumed from Lucent      (174)        --        (48)        --
Service cost                                               79        115         11         16
Interest cost                                             128        195         30         44
Amendments                                                (76)        --        (35)        --
Actuarial loss (gain)                                     399     (1,240)       124       (252)
Special termination benefits                              448         --         21         --
Reclassification (Note 7)                                  55         --         --         --
Benefits paid                                             (99)        --         (2)        --
                                                      -------    -------    -------    -------
Benefit obligation as of September 30                 $ 2,518    $ 1,758    $   513    $   412
                                                      -------    -------    -------    -------

CHANGE IN PLAN ASSETS
Fair value of plan assets as of October 1             $ 2,985    $ 2,450    $   255    $   222
Actual return on plan assets                             (255)       584        (44)        33
Adjustment for final assets assumed from Lucent          (260)        --        (36)        --
Employer contributions                                     --         --          1         --
Benefits paid                                             (99)        --         (2)        --
Transfer to former affiliates                              --        (49)        --         --
                                                      -------    -------    -------    -------
Fair value of plan assets as of September 30          $ 2,371    $ 2,985    $   174    $   255
                                                      -------    -------    -------    -------

FUNDED (UNFUNDED) STATUS OF THE
PLAN                                                  $  (147)   $ 1,227    $  (339)   $  (157)
Unrecognized prior service cost                            (5)       133        (16)        35
Unrecognized transition asset                              (7)       (22)        --         --
Unrecognized net (gain)/loss                              (11)      (951)        34        (76)
                                                      -------    -------    -------    -------
Prepaid (accrued) benefit cost                        $  (170)   $   387    $  (321)   $  (198)
                                                      =======    =======    =======    =======



44.


                                                                 As of September 30,
                                                                 -------------------
                                                                     2001   2000
                                                                     ----   ----
PENSION AND POSTRETIREMENT BENEFITS WEIGHTED AVERAGE ASSUMPTIONS
Discount rate                                                        7.0%   7.5%
Expected return on plan assets                                       9.0%   9.0%
Rate of compensation increase                                        4.5%   4.5%

   For postretirement healthcare, a 5.7% annual rate of increase in the per capita cost of covered healthcare benefits was assumed for fiscal year 2002. The rate was assumed to decline gradually to 3.9% by the year 2007, and remain at that level thereafter.


                                                           Pension Benefits                     Postretirement Benefits
                                                     -------------------------------         ------------------------------
                                                       Year ended September 30,                Year ended September 30,
                                                     -------------------------------         ------------------------------
                                                     2001         2000          1999         2001         2000         1999
                                                     ----         ----          ----         ----         ----         ----
                                                                             (dollars in millions)
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                        $  79        $ 115         $ 125         $ 11         $ 16         $ 19
Interest cost                                         128          195           167           30           44           42
Expected return on plan assets                       (208)        (200)         (171)         (18)         (17)         (15)
Amortization of unrecognized prior service cost        16           23            22            5            7            7
Recognized net actuarial gain                         (19)          (1)            -           (2)          (1)           -
Amortization of transition asset                      (13)         (17)          (17)           -            -            -
Curtailment expense                                    26            -             -           91            -            -
Special termination benefits                          448            -             -           21            -            -
                                                    -----        -----         -----         ----         ----         ----
Net periodic benefit cost                           $ 457        $ 115        $  126         $138         $ 49         $ 53
                                                    =====        =====        ======         ====         ====         ====

   As of September 30, 2001, the Company's pension and postretirement plan assets did not hold any direct investment in Avaya common stock. As of September 30, 2000, the Lucent pension plan assets included $102 million and the postretirement plan assets included $3 million of Avaya and Lucent common stock.

   A one-percentage-point change in the Company's healthcare cost trend rate would have the following effects:


                                                  One-Percentage-Point
                                                  --------------------
                                                 Increase      Decrease
                                                 --------      --------
                                                  (dollars in millions)
Effect on total of service and interest
   cost components                                  $0.1        $(0.1)
Effect on postretirement benefit obligation         $0.6        $(0.8)


SAVINGS PLANS

The majority of the Company's employees are eligible to participate in savings plans sponsored by the Company. The plans allow employees to contribute a portion of their compensation on a pre-tax and/or after-tax basis in accordance with specified guidelines. Avaya matches a percentage of employee contributions up to certain limits. The Company's expense related to these savings plans was $58 million in fiscal 2001. Lucent had similar plans prior to the Distribution of which the Company's expense was $54 million and $68 million in 2000 and 1999, respectively.


13. STOCK COMPENSATION PLANS

Prior to fiscal 2001, certain employees of the Company were granted stock options and other equity-based awards under Lucent's stock-based compensation plans. At the time of the Distribution, unvested awards outstanding under Lucent's stock plans that were held by Lucent employees who transferred to the Company were converted to awards to acquire stock of Avaya. Vested Lucent stock options have remained options to acquire Lucent common stock, subject to adjustments as described below. The Avaya stock options and other awards as converted have the same vesting provisions, option periods, and other terms and conditions as the Lucent options and awards they replaced. The number of shares and exercise price of each stock option has been adjusted so that each option, whether a Lucent option or an Avaya option, has the same ratio of the exercise price per share to the market value per share, and the same aggregate difference between market value and exercise price (intrinsic value), as the Lucent stock options prior to the Distribution. Upon conversion, the stock options retained the measurement date from the original issuance.


STOCK OPTIONS

Stock options generally are granted with an exercise price equal to the market value of a share of common stock on the date of grant, have a term of 10 years or less and vest within four years from the date of grant. As of September 30, 2001, there were approximately


                                                                             45.

23 million stock options authorized for grant to purchase Avaya common stock under the Company's stock compensation plans, excluding those stock options assumed by the Company from Lucent and converted to Avaya stock options at the Distribution date.

   In connection with certain of the Company's acquisitions, outstanding stock options held by employees of acquired companies became exercisable, according to their terms, for Avaya's common stock effective at the acquisition date. For acquisitions accounted for as purchases, the fair value of these options was included as part of the purchase price.

   The Company has adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" and, as permitted under SFAS No. 123, applies Accounting Principles Board Opinion ("APB") No. 25 and related interpretations in accounting for its stock compensation plans. Compensation expense recorded under APB No. 25, which uses the intrinsic-value method, was $10 million, $7 million and $14 million for the years ended September 30, 2001, 2000 and 1999, respectively. If the Company had elected to adopt the optional recognition provisions of SFAS No. 123, which uses the fair value-based method, for its stock option plans and employee stock purchase plan, net income (loss) would have been changed to the pro forma amounts indicated below:


                                       Year Ended September 30,
                                    -------------------------------
                                    2001          2000         1999
                                    ----          ----         ----
                                         (dollars in millions)
NET INCOME (LOSS)
As reported                        $(352)        $(375)        $282
Pro forma                          $(429)        $(469)        $231

   The fair value of stock options used to compute pro forma net income disclosures is the estimated fair value at grant date using the Black-Scholes option-pricing model with the following assumptions:


                                          Year Ended September 30,
                                      -------------------------------
                                      2001          2000         1999
                                      ----          ----         ----

WEIGHTED AVERAGE ASSUMPTIONS
Dividend yield                         0%            0.20%        0.13%
Expected volatility                   50.4%         38.4%        34.1%
Risk-free interest rate                5.7%          6.3%         5.3%
Expected holding period (in years)     3.3           2.8          3.8

   The following table summarizes information concerning options outstanding including the related transactions for the fiscal year ended September 30, 2001 and a summary for the fiscal years ended September 30, 2000 and 1999 of the Lucent stock options held by employees for whom the Company has assumed responsibility. Stock option activity for fiscal 2000 and 1999 may not necessarily be indicative of what the activity would have been had the Company been a stand-alone entity during these periods.


                                                                Weighted
                                                Shares           Average
                                                (000's)   Exercise Price
                                                -------   --------------

OPTIONS OUTSTANDING AS OF SEPTEMBER 30, 1998     27,066    $   20.99
Granted/Assumed                                   6,814        49.81
Exercised                                        (2,246)       11.44
Forfeited/Expired                                   (33)       36.86
                                                 ------
OPTIONS OUTSTANDING AS OF SEPTEMBER 30, 1999     31,601        27.87
Granted/Assumed                                  18,431        52.66
Exercised                                        (5,124)       12.26
Forfeited/Expired/Transferred(1)                 (7,176)       28.37
                                                 ------
OPTIONS OUTSTANDING AS OF SEPTEMBER 30, 2000
   (IMMEDIATELY PRIOR TO DISTRIBUTION)           37,732        41.90
Less: Lucent vested options                      (7,147)       17.50
                                                 ------
Lucent unvested options to be converted          30,585        47.61
                                                 ======

AVAYA OPTIONS CONVERTED AT DISTRIBUTION DATE,
   SEPTEMBER 30, 2000                            44,971        31.63
Granted/Assumed                                  31,626        15.00
Exercised                                        (1,384)        4.81
Forfeited/Expired/Exchanged(2)                  (26,890)       30.35
                                                 ------
OPTIONS OUTSTANDING AS OF SEPTEMBER 30, 2001     48,323    $   19.83
                                                 ======


(1) Includes 7,133 options attributable to the movement of employees between Avaya and Lucent during the year.
(2) Includes the exchange of 19,506 employee stock options for restricted stock units, as noted below.

   The weighted average fair value of Avaya's stock options granted during the fiscal year ended September 30, 2001 and Lucent's stock options granted during the fiscal years ended September 30, 2000 and 1999, calculated using the Black-Scholes option-pricing model, was $5.86, $15.75 and $19.21 per share, respectively.

   The following table summarizes the status of the Company's stock options as of September 30, 2001:


                           Stock Options             Stock Options
                            Outstanding               Exercisable
                   ------------------------------  -------------------
                                Average  Weighted             Weighted
                              Remaining   Average              Average
Range of           Shares   Contractual  Exercise  Shares     Exercise
Exercise Prices    (000's)  Life (Years)    Price  (000's)       Price
                   -------  ------------    -----  -------       -----


$ 0.01 to $10.00       951         7.64    $ 6.18     608       $ 5.35
$10.01 to $16.89    25,968         8.97     14.35     792        13.77
$16.90 to $34.98    19,846         4.74     25.98  11,530        27.37
$34.99 to $44.11     1,316         8.02     40.13     331        40.14
$44.12 to $61.98       242         8.17     47.33      99        47.81
                    ------                         ------
Total               48,323                 $19.83  13,360       $26.03
                    ======                         ======

   There were no stock options exercisable as of September 30, 2000 and 1999.

46.

RESTRICTED STOCK UNITS

In June 2001, the Company commenced an offer to eligible employees to exchange (the "Exchange") certain employee stock options for restricted stock units representing common shares. The Exchange was based on a predetermined exchange value divided by $12.85 per common share, which was the average of the high and low trading prices of Avaya common stock on the New York Stock Exchange ("NYSE") on July 26, 2001. As a result of the Exchange, approximately 19.5 million options were cancelled and approximately 3.4 million restricted stock units were granted on July 31, 2001. The restricted stock units resulting from the Exchange will vest in three succeeding annual anniversary dates beginning on August 1, 2002, subject to acceleration of vesting upon certain events.

   The Company recorded approximately $43 million as non-cash deferred compensation for the intrinsic value of the restricted stock units on the effective date of the Exchange. This amount was calculated by multiplying the number of restricted stock units by $12.62, which was the average of the high and low trading price of the Company's common stock on the NYSE on July 31, 2001, the date of grant of the restricted stock units. The non-cash deferred compensation associated with the restricted stock units will be recognized as expense on a straight-line basis over the three-year vesting period.

   Restricted stock units are granted under certain award plans. The following table presents the total number of shares of common stock represented by restricted stock units granted to Company employees, including those granted in connection with the Exchange:


                                          Year Ended September 30,
                                          ------------------------
                                          2001     2000       1999
                                          ----     ----       ----
Restricted stock units
   granted (000's)                        4,394       496        10
Weighted average market value of
   shares granted during the period   $   13.06   $ 57.83   $ 47.73

   As of September 30, 2001, the Company recognized $17 million of non-cash compensation expense related to restricted stock units, of which approximately $7 million was recorded as a business restructuring charge attributable to the vesting of 326,000 restricted stock units related to employees who departed the business.


EMPLOYEE STOCK PURCHASE PLAN ("ESPP")

Under the terms of the Avaya ESPP, eligible employees may have up to 10% of eligible compensation deducted from their pay to purchase common stock through March 31, 2003, the expiration date of the existing plan. The per share purchase price is 85% of the average high and low per share trading price of Avaya's common stock on the NYSE on the last trading day of each month. During fiscal 2001, 3 million shares were purchased under the Avaya ESPP at a weighted average price of $10.95. In fiscal 2000 and 1999, 1.3 million and 1.2 million Lucent shares, respectively, were purchased under the Lucent ESPP by employees who were transferred to the Company upon the Distribution, at a weighted average price of $45.50 and $47.02, respectively.


14. DERIVATIVE FINANCIAL INSTRUMENTS

The Company conducts its business on a multi-national basis in a wide variety of foreign currencies and, as such, uses derivative financial instruments to reduce earnings and cash flow volatility associated with foreign exchange rate changes. The Company uses foreign currency forward contracts, and to a lesser extent, foreign currency options, to mitigate the effects of fluctuations of exchange rates on intercompany loans which are denominated in currencies other than the subsidiary's functional currency, and to reduce exposure to the risk that the eventual net cash flows resulting from the purchase or sale of products to or from non-U.S. customers will be adversely affected by changes in exchange rates.


RECORDED TRANSACTIONS

Foreign currency forward contracts are used primarily to manage exchange rate exposures on intercompany loans residing on foreign subsidiaries' books, which are denominated in currencies other than the subsidiary's functional currency. When these loans are translated into the subsidiary's functional currency at the month-end exchange rates, the fluctuations in the exchange rates are recognized in earnings as other income or expense. Gains and losses resulting from the impact of currency exchange rate movements on foreign currency forward contracts designated to offset these non-functional currency denominated loans are also recognized in earnings as other income or expense in the period in which the exchange rates change and are generally offset by the foreign currency losses and gains on the loans. For the fiscal years ended September 30, 2001 and 2000, the net effect of the gains and losses from the change in the fair value of the foreign currency forward contracts and the translation of the non-functional currency denominated loans were not material to the Company's results of operations.


FORECASTED TRANSACTIONS

Foreign currency forward and option contracts are used to offset certain forecasted foreign currency transactions primarily related to the purchase or sale of product expected to occur during the ensuing twelve months. The gains and losses resulting from the impact of currency exchange rate movements on these foreign currency forward and option contracts are recognized as other income or expense in the period in which the exchange rates change. For the fiscal years ended September 30, 2001 and 2000, these gains and losses were not material to the Company's results of operations.

   The Company engages in foreign currency hedging activities to reduce the risk that changes in exchange rates will adversely affect the eventual net cash flows resulting from the sale of products to foreign customers and purchases from foreign suppliers. The Company believes that it has achieved risk reduction and hedge effectiveness because the gains and losses on its derivative instruments substantially offset the losses and gains on the assets, liabilities and transactions being hedged. Hedge effectiveness is periodically measured

                                                                             47.

by comparing the change in fair value of each hedged foreign currency exposure at the applicable market rate with the change in market value of the corresponding derivative instrument.

   The notional amounts as of September 30, 2001 and 2000 of the Company's foreign exchange forward contracts were $175 million and $339 million, respectively, and foreign exchange option contracts were $17 million and $24 million, respectively. In fiscal 2001, these notional amounts principally represent contracts in British pounds, Canadian dollars and Australian dollars. Notional amounts represent the face amount of the contractual arrangements and the basis on which U.S. dollars are to be exchanged and are not a measure of market or credit exposure.


FAIR VALUE

The Company's foreign currency forward exchange contracts and options were assets and had a net carrying amount and an estimated fair value each of $1 million as of September 30, 2001. Market quotes were used to estimate the fair value of foreign currency forward contracts and options.


NON-DERIVATIVE AND OFF-BALANCE-SHEET INSTRUMENTS

Requests for providing commitments to extend credit and financial guarantees are reviewed and approved by senior management. Management regularly reviews all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the adequacy of the Company's reserve for possible credit and guarantee losses.

   As of September 30, 2001 and 2000, in management's opinion, there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments.


15. OPERATING SEGMENTS

The Company reports its operations in three segments: Communications Solutions, Services and Connectivity Solutions. The Communications Solutions segment represents the Company's core business, composed of enterprise voice communications systems and software, communications applications, professional services for customer relationship management, converged voice and data networks and unified communication, multi-service networking products and product installation services. The Services segment represents maintenance, value-added and data services. The Connectivity Solutions segment represents structured cabling systems and electronic cabinets. The costs of shared services and other corporate center operations managed on a common basis represent business activities that do not qualify for separate operating segment reporting and are aggregated in the Corporate and other category.

   In the first quarter of fiscal 2001, the Company realigned the method of allocating costs of shared services and other corporate center operations managed outside of the reportable segments. Financial data for the periods prior to the realignment have been restated to conform to the current presentation.

REPORTABLE SEGMENTS


                                       Year Ended September 30,
                                    -------------------------------
                                    2001          2000         1999
                                    ----          ----         ----
                                        (dollars in millions)
COMMUNICATIONS SOLUTIONS:
External revenue                  $3,377        $4,354       $5,088
Intersegment revenue                   -             9           24
                                  ------        ------       ------

   Total revenue                   3,377         4,363        5,112
Operating income                     726         1,375        1,704
Assets                             1,794         1,795        2,204
Capital expenditures                  27           137           64
Depreciation and amortization        121           131          138

SERVICES:
External revenue                  $2,092        $1,958       $1,900
Intersegment revenue                   -             -            -
                                  ------        ------       ------
   Total revenue                   2,092         1,958        1,900
Operating income                   1,010           798          704
Assets                               669           680          599
Capital expenditures                  15            63           20
Depreciation and amortization         29            27           23

CONNECTIVITY SOLUTIONS:
External revenue                  $1,322        $1,418       $1,274
Intersegment revenue                   -             1            8
                                  ------        ------       ------
   Total revenue                   1,322         1,419        1,282
Operating income                     387           265          225
Assets                               619           804          707
Capital expenditures                  26            22           51
Depreciation and amortization         29            42           37


RECONCILING ITEMS

A reconciliation of the totals reported for the operating segments to the corresponding line items in the consolidated financial statements is as follows:


                                      Year Ended September 30,
                                    -------------------------------
                                    2001          2000         1999
                                    ----          ----         ----
                                        (dollars in millions)
EXTERNAL REVENUE
Total reportable segments        $ 6,791       $ 7,730      $ 8,262
Corporate and other                    2             2            6
                                 -------       -------      -------
   Total external revenue        $ 6,793       $ 7,732      $ 8,268
                                 =======       =======      =======

OPERATING INCOME (LOSS)
Total reportable segments        $ 2,123       $ 2,438      $ 2,633
Corporate and other:
   Business restructuring and
     related (charges) reversals
     and start-up expenses          (885)         (757)          33
   Corporate and unallocated
     shared expenses              (1,805)       (2,124)      (2,297)
                                 -------       -------      -------
   Total operating income (loss) $  (567)      $  (443)     $   369
                                 =======       =======      =======

48.

   Corporate and unallocated shared expenses include costs such as selling, research and development, marketing, information technology and finance that are not directly managed by or identified with the reportable segments.

GEOGRAPHIC INFORMATION


                                   External Revenue(1)                    Long-Lived Assets(2)
                              -------------------------------         ------------------------------
                                Year Ended September 30,                   As of September 30,
                              -------------------------------         ------------------------------
                              2001         2000          1999         2001         2000         1999
                              ----         ----          ----         ----         ----         ----
                                                      (dollars in millions)
External Revenue(1)
U.S.                        $5,158       $6,110        $6,683         $868         $850         $583
Foreign countries            1,635        1,622         1,585          120          116           93
                            ------       ------        ------         ----         ----         ----
   Total                    $6,793       $7,732        $8,268         $988         $966         $676
                            ======       ======        ======         ====         ====         ====

(1) Revenue is attributed to geographic areas based on the location of customers.
(2) Represents property, plant and equipment, net.


CONCENTRATIONS

The Company sells its products and services to a broad set of enterprises ranging from large, multi-national enterprises, to small- and mid-sized enterprises, governments agencies and schools. Management believes that the Company is exposed to minimal risk since the majority of its business is conducted with companies within numerous industries. The Company performs periodic credit evaluations of its customers' financial condition and may require collateral for its accounts receivables. In some cases, the Company will require payment in advance or security in the form of a letter of credit or third party guarantees.

   For the fiscal year ended September 30, 2001, sales to Avaya's largest distributor, which are included in the Communications Solutions segment, were approximately 10% of the Company's revenue, and accounts receivable from such distributor, including amounts outstanding under the line of credit described below, represented 15% of the Company's total accounts receivable. No single customer accounted for more than 10% of the Company's revenue and accounts receivable as of and for the fiscal years ended September 30, 2000 and 1999, respectively.

   During fiscal 2001, the Company granted a short-term line of credit for the purchase of Avaya products and services to its largest distributor. The credit line applies to certain unpaid and outstanding receivables and the maximum amount available under the credit agreement is $125 million. Outstanding amounts under the credit agreement, which expires in March 2002, are secured by the distributor's accounts receivable and inventory and accrue interest at an annual rate of 12%. Interest payments are due to the Company monthly. Upon termination of this agreement, the distributor is required to obtain a collateralized commercial credit facility to replace the existing credit line and repay in full all amounts due under the credit line. As of September 30, 2001, the amount outstanding under the line of credit was $121 million, of which $71 million is included in receivables and $50 million is included in other current assets. There can be no assurance that the distributor will be able to obtain financing sufficient to satisfy all of its obligations under the line of credit upon termination of the credit agreement.

   As a result of the contract manufacturing transaction, Celestica exclusively manufactures substantially all of the Company's Communications Solutions products at various facilities in the U.S. and Mexico. The Company is not obligated to purchase products from Celestica in any specific quantity, except as the Company outlines in forecasts or orders for products required to be manufactured by Celestica. In addition, Avaya may be obligated to purchase certain excess inventory levels from Celestica that could result from the Company's actual sales of product varying from forecast. The Company's outsourcing agreement with Celestica results in a concentration that, if suddenly eliminated, could have an adverse effect on the Company's operations. While the Company believes that alternative sources of supply would be available, disruption of its primary source of supply could create a temporary, adverse effect on product shipments. The Company is not aware of any other significant concentration of business transacted with a particular supplier that could, if suddenly eliminated, have a material adverse affect on the Company's financial position, results of operations or cash flows.


16. TRANSACTIONS WITH LUCENT AND OTHER RELATED PARTY TRANSACTIONS

Subsequent to the Distribution, Lucent was no longer a related party. For the fiscal years 2000 and 1999, the Company had $98 million and $108 million, respectively, of revenue for products sold to Lucent. For the fiscal years 2000 and 1999, the Company had $261 million and $189 million, respectively, of products purchased from Lucent.


CONTRIBUTION AND DISTRIBUTION AGREEMENT

In connection with the Distribution, the Company and Lucent executed and delivered the Contribution and Distribution Agreement and certain related agreements.

   Pursuant to the Contribution and Distribution Agreement, Lucent contributed to the Company substantially all of the assets, liabilities and operations associated with its enterprise networking businesses (the "Company's Businesses"). The Contribution and Distribution Agreement, among other things, provides that, in general, the

                                                                             49.

Company will indemnify Lucent for all liabilities including certain pre-Distribution tax obligations of Lucent relating to the Company's Businesses and all contingent liabilities primarily relating to the Company's Businesses or otherwise assigned to the Company. In addition, the Contribution and Distribution Agreement provides that certain contingent liabilities not allocated to one of the parties will be shared by Lucent and the Company in prescribed percentages. The Contribution and Distribution Agreement also provides that each party will share specified portions of contingent liabilities based upon agreed percentages related to the business of the other party that exceed $50 million.

   In addition, if the Distribution fails to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code because of an acquisition of the Company's stock or assets, or some other actions of the Company, then the Company will be solely liable for any resulting corporate taxes.

   The Company has resolved all of the Contribution and Distribution issues with Lucent related to the settlement of certain employee obligations and the transfer of certain assets. Following the Distribution, the Company had identified approximately $15 million recorded in its Consolidated Balance Sheets that was primarily related to certain accounts receivable balances due from Lucent and certain fixed assets, which the Company has agreed will remain with Lucent. Since these assets, among other resolved issues, relate to the original capital contribution by Lucent, the Company reduced additional paid-in capital in fiscal 2001 for the net effect of these adjustments.


OTHER RELATED PARTY TRANSACTIONS

Jeffrey A. Harris has been a Director of Avaya since October 2, 2000. Mr. Harris is a Member and Senior Managing Director of Warburg Pincus LLC and a general partner of Warburg, Pincus & Co. Each of Warburg Pincus LLC and Warburg, Pincus & Co. is an affiliate of Warburg Pincus Equity Partners L.P. Mr. Harris was designated for election to the Company's Board of Directors by Warburg Pincus Equity Partners, L.P. and its affiliates pursuant to the terms of the equity investment described in Note 8. Henry B. Schacht has been a Director of Avaya since September 30, 2000. Mr. Schacht is currently on a leave of absence as a managing director and senior advisor of Warburg Pincus LLC but has not been designated for election to the Company's Board of Directors by Warbug Pincus LLC or its affiliates.


During fiscal 2000, a privately held business, of which Mr. Schacht holds an 80% equity interest and of which his son is the controlling stockholder, purchased and paid for call center equipment and consulting services from the Company for a total of approximately $1 million. This business has continued to purchase routine services from the Company on a time and materials basis.

17. COMMITMENTS AND CONTINGENCIES

From time to time the Company is involved in legal proceedings arising in the ordinary course of business. Other than as described below, the Company believes there is no litigation pending that could have, individually or in the aggregate, a material adverse effect on its financial position, results of operations or cash flows.


YEAR 2000 ACTIONS

Three separate purported class action lawsuits are pending against Lucent, one in state court in West Virginia, one in federal court in the Southern District of New York and another in federal court in the Southern District of California. The case in New York was filed in January 1999 and, after being dismissed, was refiled in September 2000. The case in West Virginia was filed in April 1999 and the case in California was filed in June 1999, and amended in 2000, to include Avaya as a defendant. The Company may also be named a party to the other actions and, in any event, has assumed the obligations of Lucent for all of these cases under the Contribution and Distribution Agreement. All three actions are based upon claims that Lucent sold products that were not Year 2000 compliant, meaning that the products were designed and developed without considering the possible impact of the change in the calendar from December 31, 1999 to January 1, 2000. The complaints allege that the sale of these products violated statutory consumer protection laws and constituted breaches of implied warranties. A class has not been certified in any of the three cases and, to the extent a class is certified in any of the cases, the Company expects that class to constitute those enterprises that purchased the products in question. The complaints seek, among other remedies, compensatory damages, punitive damages and counsel fees in amounts that have not yet been specified. Although the Company believes that the outcome of these actions will not adversely affect its financial position, results of operations or cash flows, if these cases are not resolved in a timely manner, they will require expenditure of significant legal costs related to their defense.


COUPON PROGRAM CLASS ACTION

In April 1998, a class action was filed against Lucent in state court in New Jersey, alleging that Lucent improperly administered a coupon program resulting from the settlement of a prior class action. The plaintiffs allege that Lucent improperly limited the redemption of the coupons from dealers by not allowing them to be combined with other volume discount offers, thus limiting the market for the coupons. The Company has assumed the obligations of Lucent for these cases under the Contribution and Distribution Agreement. The complaint alleges breach of contract, fraud and other claims and the plaintiffs seek compensatory and consequential damages, interest and attorneys' fees. The parties have entered into a proposed settlement agreement pending final approval by the court.


LUCENT SECURITIES LITIGATION

In November 2000, three purported class actions were filed against Lucent in the Federal District Court for the District of New Jersey alleging violations of the federal securities laws as a result of the facts disclosed in Lucent's announcement on November 21, 2000 that it had identified a revenue recognition issue affecting its financial results for the fourth quarter of fiscal 2000. The actions purport to be filed on behalf of purchasers of Lucent common stock during the period from October 10, 2000 (the date Lucent originally reported these financial results) through November 21, 2000.

50.

   The above actions have been consolidated with other purported class actions filed against Lucent on behalf of its stockholders in January 2000 and are pending in the Federal District Court for the District of New Jersey. The Company understands that Lucent has filed its Answer to the Fifth Consolidated Amended and Supplemental Class Action Complaint in the consolidated action. The plaintiffs allege that they were injured by reason of certain alleged false and misleading statements made by Lucent in violation of the federal securities laws. The consolidated cases were initially filed on behalf of stockholders of Lucent who bought Lucent common stock between October 26, 1999 and January 6, 2000, but the consolidated complaint was amended to include purported class members who purchased Lucent common stock up to November 21, 2000. A class has not yet been certified in the consolidated actions. The plaintiffs in all these stockholder class actions seek compensatory damages plus interest and attorneys' fees.

   Any liability incurred by Lucent in connection with these stockholder class action lawsuits may be deemed a shared contingent liability under the Contribution and Distribution Agreement and, as a result, the Company would be responsible for 10% of any such liability in excess of $50 million. All of these actions are in the early stages of litigation and an outcome cannot be predicted and, as a result, there can be no assurance that these cases will not have a material adverse effect on the Company's financial position, results of operations or cash flows.


LICENSING MEDIATION

In March 2001, a third party licensor made formal demand for alleged royalty payments which it claims the Company owes as a result of a contract between the licensor and the Company's predecessors, initially entered into in 1995, and renewed in 1997. The contract provides for mediation of disputes followed by binding arbitration if the mediation does not resolve the dispute. The licensor claims that the Company owes royalty payments for software integrated into certain of the Company's products. The licensor also alleges that the Company has breached the governing contract by not honoring a right of first refusal related to development of fax software for next generation products. The Company engaged in mediation with the licensor, but did not resolve this matter. At this point, an outcome in any future proceeding cannot be predicted and, as a result, there can be no assurance that this case will not have a material adverse effect on the Company's financial position, results of operations or cash flows.


ENVIRONMENTAL MATTERS

The Company is subject to a wide range of governmental requirements relating to employee safety and health and to the handling and emission into the environment of various substances used in its operations. The Company is subject to certain provisions of environmental laws, particularly in the U.S., governing the cleanup of soil and groundwater contamination. Such provisions impose liability for the costs of investigating and remediating releases of hazardous materials at currently or formerly owned or operated sites of the Company. In certain circumstances, this liability may also include the cost of cleaning up historical contamination, whether or not caused by the Company. The Company is currently conducting investigation and/or cleanup of known contamination at approximately five of the Company's facilities either voluntarily or pursuant to government directives.

   It is often difficult to estimate the future impact of environmental matters, including potential liabilities. The Company has established financial reserves to cover environmental liabilities where they are probable and reasonably estimable. Reserves for estimated losses from environmental matters are, depending on the site, based primarily upon internal or third party environmental studies and the extent of contamination and the type of required cleanup. Although the Company believes that its reserves are adequate to cover known environmental liabilities, there can be no assurance that the actual amount of environmental liabilities will not exceed the amount of reserves for such matters or will not have a material adverse effect on the Company's financial position, results of operations or cash flows.


CONDITIONAL REPURCHASE OBLIGATIONS

Avaya sells product to various distributors that may obtain financing from unaffiliated third party lending institutions. In the event the lending institution repossesses the distributor's inventory of Avaya products, Avaya is obligated to repurchase such inventory from the lending institution. The repurchase amount is equal to the price originally paid to Avaya by the lending institution for the inventory. The Company's obligation to repurchase from the lending institution terminates 180 days from the date of invoicing by Avaya to the distributor. During the fiscal year ended September 30, 2001, there were no repurchases made by the Company under such agreements. There can be no assurance that the Company will not be obligated to repurchase inventory under these arrangements in the future.

Leases

The Company leases land, buildings and equipment under agreements that expire in various years through 2019. Rental expense under operating leases was $194 million, $176 million and $146 million for the years ended September 30, 2001, 2000 and 1999, respectively. The table below shows the future minimum lease payments due under non-cancelable operating leases as of September 30, 2001.


                      Year Ended September 30,
  -----------------------------------------------------------------
                                                  Later
  2002     2003       2004      2005      2006     Years      Total
  ----     ----       ----      ----      ----     -----      -----
                        (dollars in millions)
  $197     $153        $83       $56       $41      $236       $766

   The Company also has sales-type and direct financing leases for certain products. Lease payment receivables under such agreements were $12 million and $35 million as of September 30, 2001 and 2000, respectively. The future minimum lease payments to be received under sales-type and direct financing leases as of September 30, 2001 expire in fiscal 2005 and are not material to the Company's financial position, results of operations or cash flows.

                                                                             51.

18. QUARTERLY INFORMATION (UNAUDITED)


                                                              Fiscal Year Quarters
                                                 -----------------------------------------------
                                                 First    Second      Third    Fourth      Total
                                                 -----    ------      -----    ------      -----
                                             (dollars and shares in millions, except per share amounts)
YEAR ENDED SEPTEMBER 30, 2001
Revenue                                         $ 1,785   $ 1,852    $ 1,714   $ 1,442    $ 6,793
Gross margin                                        757       819        731       589      2,896
Business restructuring and related charges(1)        23       182         66       566        837
Net income (loss)                                    16       (64)        24      (328)      (352)
Earnings (loss) per share - Basic               $  0.03   $ (0.25)   $  0.06   $ (1.17)   $ (1.33)
Earnings (loss) per share - Diluted             $  0.03   $ (0.25)   $  0.06   $ (1.17)   $ (1.33)
Stock price (2):
   High                                         $ 22.94   $ 19.24    $ 17.06   $ 14.40    $ 22.94
   Low                                          $ 10.00   $  9.88    $ 10.30   $  9.39    $  9.39

YEAR ENDED SEPTEMBER 30, 2000
Revenue                                         $ 1,850   $ 1,945    $ 1,899   $ 2,038    $ 7,732
Gross margin                                        833       798        802       816      3,249
Business restructuring and related charges(1)        --        --         --       684        684
Net income (loss)                                    69        66         33      (543)      (375)
Earnings (loss) per share - Basic               $  0.26   $  0.25    $  0.12   $ (1.95)   $ (1.39)
Earnings (loss) per share - Diluted             $  0.25   $  0.24    $  0.12   $ (1.95)   $ (1.39)


(1) These charges represent costs associated with the Company's restructuring plan to improve profitability and business performance as a stand-alone company.
(2) There were approximately 1,082,055 registered holders of the Company's common stock as of December 5, 2001. The Company's common stock began "when issued trading" on September 18, 2000 and began "regular way trading" on September 30, 2000. The high and low stock price during this period was $26.00 and $18.81, respectively.

19. SUBSEQUENT EVENTS

SECURITIZATION OF ACCOUNTS RECEIVABLE

On October 3, 2001, the financial institution participating in the receivables purchase agreement granted the Company a waiver from a covenant that measures the ratio of certain unpaid receivables as a percentage of the aggregate outstanding balance of all designated receivables. The waiver effectively increases the ratio required by the covenant for each of the individual months of September through December 2001. Non-compliance with the required ratio would entitle the financial institution to exercise its rights under the agreement, including an early liquidation of the outstanding cash proceeds.


LYONS DEBT OFFERING (UNAUDITED)

On October 31, 2001, the Company sold through an underwritten public offering under a shelf registration statement an aggregate principal amount at maturity of approximately $821 million of Liquid Yield Option(TM) Notes (LYONs) due in 2021. On November 16, 2001, the Company sold an additional $123 million aggregate principal amount at maturity of LYONs pursuant to the exercise of the underwriter's overallotment option. The net proceeds of approximately $447 million were used to refinance a portion of the Company's outstanding commercial paper. Underwriting fees for these transactions amounted to $13 million, which will be recorded as deferred financing costs and amortized to interest expense over a three-year period representing the first date on which the holders may require us to purchase all or a portion of their LYONs. The LYONs were issued at a $484 million discount that will accrue daily at a rate of 3.625% per year calculated on a semiannual bond equivalent basis. The Company will not make periodic cash payments of interest on the LYONs. Instead, the original issue discount will be recorded as interest expense and represents the accretion of the LYONs issue price to its maturity value. The original issue discount will cease to accrue on the LYONs upon maturity, conversion, or purchase by the Company at the option of the holder or redemption. The LYONs are unsecured obligations that rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of Avaya.

   The LYONs are convertible into 35,333,073 shares of Avaya common stock at any time on or before the maturity date. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued original issue discount. Upon conversion, the holder will not receive any cash payment representing accrued original issue discount. Accrued original issue discount will be considered paid by the shares of common stock received by the holder of the LYONs on conversion.

   Avaya may redeem all or a portion of the LYONs for cash at any time on or after October 31, 2004 at a price equal to the sum of the issue price and accrued original issue discount on the LYONs as of the applicable redemption date. Conversely, holders may require the Company to purchase all or a portion of their LYONs on the third, fifth and tenth anniversary from the original issue date at a price equal to the sum of the issue price and accrued original issue discount on the LYONs as of the applicable purchase date. The Company may, at its option, elect to pay the purchase price in cash or shares of common stock, or any combination thereof.>



52.