Form 10-K/A, Exhibit 13
period 2002-09-30
AVAYA INC
filed 2003-08-12
CIK 1116521

QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 13

Financial Review
Avaya Inc. and Subsidiaries

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

  •
  Commencing in fiscal 2002, we discontinued amortization of goodwill pursuant to the adoption of a new accounting pronouncement.

  •
  Purchased in-process research and development is attributable to the acquisitions of VPNet Technologies, Inc. ("VPNet") and substantially all of the assets and certain liabilities of Quintus Corporation ("Quintus") in 2001, and Lannet Ltd., SDX Business Systems PLC and Prominet Corporation in 1998.

  •
  We merged with Mosaix, Inc. in July 1999.

  •
  In October 1999, we adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and prospectively capitalized certain costs of computer software developed or obtained for internal use, which had been previously expensed as incurred. Accordingly, we began amortizing these costs on a straight-line basis over three to seven years.

  •
  Effective October 1, 1998, we changed our method for calculating the market-related value of plan assets used in determining the expected return-on-asset component of annual net pension and postretirement benefit costs, which was recorded as a cumulative effect of accounting change.

  •
  Total debt as of September 30, 2000 represents commercial paper obligations we assumed following the separation from Lucent and debt attributable to our foreign entities. During fiscal 2002, we repaid our commercial paper obligations and issued long-term convertible debt and senior secured notes.

  •
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

  •
  In March 2002, we sold 19.55 million shares of common stock in a public offering.

	Year Ended September 30,
	2002	2001	2000	1999	1998
	(dollars in millions, except per share amounts)
Statement of operations information:
Revenue	$4,956	$6,793	$7,732	$8,268	$7,754
Business restructuring charges and related expenses, net of reversals	209	837	684	(33)	—
Goodwill and intangibles impairment charge	71	—	—	—	—
Purchased in-process research and development	—	32	—	—	306
Income (loss) before cumulative effect of accounting change	(666)	(352)	(375)	186	43
Cumulative effect of accounting change	—	—	—	96	—

Net income (loss)	$(666)	$(352)	$(375)	$282	$43

Earnings (loss) per common share—basic:
Income (loss) available to common stockholders	$(2.44)	$(1.33)	$(1.39)	$0.72	$0.17
Cumulative effect of accounting change	—	—	—	0.37	—

Net income (loss) available to common stockholders	$(2.44)	$(1.33)	$(1.39)	$1.09	$0.17

Earnings (loss) per common share—diluted:
Income (loss) available to common stockholders	$(2.44)	$(1.33)	$(1.39)	$0.68	$0.17
Cumulative effect of accounting change	—	—	—	0.35	—

Net income (loss) available to common stockholders	$(2.44)	$(1.33)	$(1.39)	$1.03	$0.17

	As of September 30,
	2002	2001	2000	1999	1998
	(dollars in millions)
Balance sheet information:
Total assets	$3,897	$4,648	$5,037	$4,239	$4,177
Total debt	933	645	793	10	14
Series B convertible participating preferred stock	—	395	—	—	—

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

Overview

        We are a leading provider of communications systems, applications and services for enterprises, including businesses, government agencies and other organizations. Our product offerings include converged voice and data networks, traditional voice communication systems, customer relationship management applications, unified communications applications and structured cabling products. We support our broad customer base with comprehensive global service offerings that help our customers plan, design, implement and manage their communications networks. We believe our global service organization is an important consideration for customers purchasing our products and applications and is a source of significant revenue for us, primarily from maintenance contracts.

        Our revenue has declined significantly during the past several years. Revenue for the fiscal years ended September 30, 2000, 2001 and 2002 was $7,732 million, $6,793 million and $4,956 million, respectively. Our revenue for the quarter ended September 30, 2002 was $1,152 million, a decrease of 20.1%, or $290 million, from $1,442 million for the quarter September 30, 2001, a sequential decrease of 5.5%, or $67 million, from $1,219 million for the quarter ended June 20, 2002, and a decrease of 9.9%, of $127 million, from $1,279 million for the quarter ended March 31, 2002. The decline in revenue is attributable primarily to declines in the market for our traditional business, enterprise voice communications systems, and the effect of general economic conditions on our customers' willingness to spend on enterprise communications technology during the last several years.

        The decline in revenue from enterprise voice communications systems is attributable in part to the significant investments in these systems made by enterprises in the late 1990s in anticipation of Year 2000. We believe enterprises may be reluctant to make additional investments in enterprise communications systems until their existing investments have been fully amortized over their 6-8 year useful life. In addition, we believe many customers are hesitant to invest in traditional voice communication systems as they are anticipating the widespread adoption of next-generation communications systems, such as converged voice and data networks.

        The adverse effect of the decline in revenue from our traditional business has been exacerbated by the continuing effect of the economic slowdown that began in 2001. As a result of the uncertain economic environment, we believe that enterprises continue to be concerned about their ability to increase revenues and thereby increase their profitability. Accordingly, they have tried to maintain or improve profitability through cost reduction and reduced capital spending. Because we do not believe that enterprise communications spending will improve significantly in the near term, we expect there to be continued pressure on our ability to generate revenue. Although we believe enterprises will ultimately invest in next-generation communications systems, such as converged voice and data network products, we cannot predict the nature, timing and extent of those investments and as a result, if and when our revenue will increase.

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

        The following table sets forth the allocation of our revenue among our operating segments, expressed as a percentage of total external revenue:

	Year Ended September 30,
Revenue
	2002	2001	2000
Operating Segments:
Converged Systems and Applications	42.0%	42.3%	46.3%
Small and Medium Business Solutions	4.8	4.6	5.1
Services	41.7	33.6	30.2
Connectivity Solutions	11.5	19.5	18.4

Total	100.0%	100.0%	100.0%

        The four operating segments are Converged Systems and Applications, or CSA, Small and Medium Business Solutions, or SMBS, Services and Connectivity Solutions. The CSA segment is focused on large enterprises and includes our converged systems products, unified communications solutions and customer relationship management offerings. Our SMBS segment develops, markets and sells converged and traditional voice communications solutions for small and mid-sized enterprises and includes all key and Internet Protocol, or IP, telephony systems and applications, as well as messaging products. The Services segment offers a comprehensive portfolio of services to help customers plan, design, build and manage their communications networks. The Connectivity Solutions segment includes our structured cabling systems and electronic cabinets.

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

Goodwill and Intangible Assets

        Effective October 1, 2001, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", which requires that goodwill and certain other intangible assets having indefinite lives no longer be amortized to earnings, but instead be subject to periodic testing for impairment. Intangible assets determined to have definite lives will continue to be amortized over their remaining useful lives. In connection with the adoption of SFAS 142, we reviewed the classification of our goodwill and other intangible assets, reassessed the useful lives previously assigned to other intangible assets, and discontinued amortization of goodwill. We also tested goodwill for impairment by comparing the fair values of our reporting units to their carrying values as of October 1, 2001 and determined that there was no goodwill impairment at that time. Based on this review, as of September 30, 2001, we classified $175 million as goodwill, $78 million as intangible assets, net and $2 million as other assets. We did not identify any intangible assets having indefinite lives. In fiscal 2002, we recorded a goodwill impairment charge of $44 million as an operating expense related to our SMBS operating segment.

        For the fiscal years ended September 30, 2001 and 2000, goodwill amortization, net of tax, amounted to $38 million and $31 million, respectively. If we had adopted SFAS 142 as of the beginning of the first quarter of fiscal 2000 and discontinued goodwill amortization, our net loss and loss per common share on a pro forma basis would have been as follows:

	Year Ended September 30,
Pro Forma Results (dollars in millions, except per share amounts)
	2001	2000
Adjusted net loss	$(314)	$(344)
Accretion of Series B preferred stock	(27)	—

Adjusted loss available to common stockholders	$(341)	$(344)

Adjusted loss per common share:
Basic and Diluted	$(1.20)	$(1.28)

        As a result of the significant downturn in the communications technology industry, we noted a steep decline in the marketplace assumptions for virtual private networks in the fourth quarter of fiscal 2002 as compared with the assumptions used when we acquired this existing technology. These circumstances also caused us to review the recoverability of our acquired intellectual property and trademarks. We applied the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", to our intangible assets with definite lives and determined that the carrying value of these assets was impaired. Accordingly, we recorded a $27 million intangibles impairment charge as an operating expense in fiscal 2002 to write-down the carrying value of these intangible assets to an amount representing their discounted future cash flows. The $27 million impairment charge is attributed $24 million to CSA and $3 million to SMBS.

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

Business Restructuring Charges and Related Expenses

        The following table summarizes the status of our business restructuring reserve and other related expenses during fiscal 2002, 2001 and 2000:

	Business Restructuring Reserve
					Other Related Expenses		Total Business Restructuring Reserve and Related Expenses
				Total Business Restructuring Reserve
	Employee Separation Costs	Lease Termination Obligations	Other Exit Costs		Asset Impairments	Incremental Period Costs
	(dollars in millions)
Fiscal 2000:
Charges	$365	$127	$28	$520	$75	$89	$684
Cash payments	(20)	—	(1)	(21)	—	(89)	(110)
Asset impairments	—	—	—	—	(75)	—	(75)

Balance as of September 30, 2000	$345	$127	$27	$499	$—	$—	$499

Fiscal 2001:
Charges	$650	$24	$—	$674	$20	$178	$872
Reversals	(17)	(7)	(11)	(35)	—	—	(35)
Decrease in prepaid benefit costs/increase in benefit obligations, net	(577)	—	—	(577)	—	—	(577)
Cash payments	(250)	(66)	(11)	(327)	—	(178)	(505)
Asset impairments	—	—	—	—	(20)	—	(20)
Reclassification	(55)	—	—	(55)	—	—	(55)

Balance as of September 30, 2001	$96	$78	$5	$179	$—	$—	$179

Fiscal 2002:
Charges	$116	$84	$1	$201	$7	$21	$229
Reversals	(13)	(4)	(3)	(20)	—	—	(20)
Net increase in benefit obligations	(3)	—	—	(3)	—	—	(3)
Cash payments	(128)	(56)	(3)	(187)	—	(21)	(208)
Asset impairments	—	—	—	—	(7)	—	(7)

Balance as of September 30, 2002	$68	$102	$—	$170	$—	$—	$170

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

        The charge for employee separation costs was composed of $113 million for severance and other such costs as well as $3 million primarily related to the cost of curtailment in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". Lease termination costs included approximately $72 million for real estate and $12 million for information technology lease termination payments. The $28 million of other related expenses include relocation and consolidation costs, computer transition expenditures, and asset impairments associated with our ongoing restructuring initiatives.

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

        The employee separation costs in fiscal 2001 were incurred in connection with the elimination of 6,810 employee positions of which 5,600 were through a combination of involuntary and voluntary separations, including an early retirement program targeted at U.S. management employees, and a workforce reduction of 1,210 employees due to the outsourcing of certain of the Company's manufacturing operations. Employee separation payments that are included in the business restructuring reserve were made either through a lump sum or a series of payments extending over a period of up to two years from the date of departure, which is an option available to certain union- represented employees. This workforce reduction was substantially completed as of September 30, 2001.

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

Outsourcing of Certain Manufacturing Operations

        We have outsourced all of the manufacturing operations related to our Converged Systems and Applications and Small and Medium Business Solution. Substantially all of these operations have been outsourced to Celestra Inc. The remaining portions of our manufacturing operations, other than the manufacturing of our Connectivity Solutions product offerings, are outsourced to a number of other contract manufacturers. We believe that outsourcing these operations will allow us to improve our cash flow over the next few years through a reduction of inventory and reduced capital expenditures.

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

        April 2001—Acquisition of substantially all of the assets, including $10 million of cash acquired, and the assumption of $20 million of certain liabilities of Quintus Corporation, a provider of comprehensive electronic customer relationship management solutions. We paid $29 million in cash for these assets. This transaction was accounted for as a purchase combination.

        February 2001—Acquisition of VPNet Technologies, Inc., a privately held distributor of virtual private network solutions and devices. The total purchase price of $117 million was paid in cash and stock options. This transaction was accounted for as a purchase combination.

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

Results of Operations

        The following table sets forth certain line items from our Consolidated Statements of Operations as a percentage of revenue for the years indicated:

	Year Ended September 30,
	2002	2001	2000
Revenue	100.0%	100.0%	100.0%
Costs	60.7	57.4	58.0

Gross margin	39.3	42.6	42.0

Operating expenses:
Selling, general and administrative	31.4	30.3	32.8
Business restructuring charges and related expenses, net of reversals	4.2	12.3	8.8
Goodwill and intangibles impairment charge	1.4	—	—
Research and development	9.3	7.9	6.1
Purchased in-process research and development	—	0.5	—

Total operating expenses	46.3	51.0	47.7

Operating loss	(7.0)	(8.4)	(5.7)
Other income (expense), net	(0.1)	0.5	0.9
Interest expense	(1.0)	(0.5)	(1.0)
Provision (benefit) for income taxes	5.3	(3.2)	(1.0)

Net loss	(13.4)%	(5.2)%	(4.8)%

  Fiscal Year Ended September 30, 2002 Compared with Fiscal Year Ended September 30, 2001

        The following table shows the change in external revenue, both in dollars and in percentage terms:

	Year Ended September 30,		Change
	2002	2001	$	%
	(dollars in millions)
Operating Segments:
Converged Systems and Applications	$2,080	$2,871	$(791)	(27.6)%
Small and Medium Business Solutions	236	313	(77)	(24.6)
Services	2,068	2,286	(218)	(9.5)
Connectivity Solutions	572	1,323	(751)	(56.8)

Total	$4,956	$6,793	$(1,837)	(27.0)%

        Revenue—Revenue decreased 27.0%, or $1,837 million, from $6,793 million in fiscal 2001, to $4,956 million for fiscal 2002 due to decreases across each of our operating segments. Revenue declines in our core business, which is made up of CSA, SMBS, and Services, reflects a continued decline in spending on enterprise information technology in general, and on communications products and services in particular. In fiscal 2000 and 1999, the communications technology industry experienced strong economic growth and significant investing by enterprises in related products and services. In fiscal 2001, growth within this industry began to slow particularly in the U.S. as our customers' focus changed from building new networks to limiting capital spending and concentrating on extracting maximum value from existing systems. This trend has continued in fiscal 2002 as the protracted economic and business uncertainty has led to reluctance by our customers to resume capital spending for telephony products and services. In addition, widespread layoffs, high vacancy rates in commercial real estate, a lack of business start-ups and excess capacity within the communications technology industry have adversely impacted our revenues.

        Geographic Sales—Revenue within the U.S. decreased 29.3%, or $1,511 million, from $5,158 million in fiscal 2001 to $3,647 million for the same period in fiscal 2002. Revenue outside the U.S. decreased 19.9%, or $326 million, from $1,635 million in fiscal 2001 to $1,309 million in fiscal 2002. As a percentage of total revenue, sales outside the U.S. increased slightly in fiscal 2002 to 26.4% of total revenue compared with 24.1% in the same period of fiscal 2001. Sales within the U.S., as a percentage of total revenue, decreased in fiscal 2002 to 73.6% from 75.9% in fiscal 2001.

        Converged Systems and Applications—CSA's revenues, which represented 42.0% and 42.3% of our total revenues in fiscal 2002 and 2001, respectively, declined by $791 million in fiscal 2002 predominantly due to declines of $551 million in converged systems, $158 million in customer relationship management, and $63 million in unified communications solutions. Although revenues in regions outside of the U.S. declined, the majority of the reduction, or $592 million, was seen in the U.S. This is consistent with the current industry trend occurring in the U.S. as enterprises have restrained capital spending due to economic uncertainty. In addition, enterprises have been hesitant to commit to investments in next-generation products as they evaluate technological advances made in the industry and several new IP telephony products introduced by us and certain competitors in fiscal 2002. In particular, in fiscal 2002 we introduced our next generation enterprise class IP telephony solution. This trend was compounded by the continued decline in demand for our traditional, more mature product lines. Sales through our indirect channel increased to 46.8% of total CSA revenue in fiscal 2002 from 43.0% in fiscal 2001.

        Small and Medium Business Solutions—Although revenues in this segment declined by $77 million from fiscal 2001, the reduction was mitigated partially by the impact of the introduction in the second quarter of fiscal 2002 of IP Office, our IP telephony offering for small and mid-sized enterprises. SMBS' revenues within the U.S. declined by $48 million as compared with fiscal 2001. Sales from the SMBS segment, which were almost entirely indirect, represented 4.8% and 4.6% of Avaya's total revenue in fiscal 2002 and 2001, respectively.

        Services—Services revenue, which represented 41.7% and 33.6% of Avaya's total revenues in fiscal 2002 and 2001, respectively, decreased by $218 million from fiscal 2001 largely as a result of the renegotiation of a maintenance contract with a major distributor in March 2002, which extended the term of the agreement but lowered the monthly revenues, and the loss of a major services contract in our Europe/Middle East/Africa region. In addition, the economic constraint on discretionary spending resulted in a depressed demand for maintenance billed on a time and materials basis, and cuts in capital expenditures resulted in lower demand for equipment adds, moves and changes. Lower product sales and financial difficulties of certain service providers resulted in fewer installations as well as less training and consulting services delivered to our customers. Sales through our indirect channel decreased to 16.8% of total Services revenue in fiscal 2002 from 20.1% in fiscal 2001. The $218 million decline in this segment's revenues was seen almost entirely in the U.S., where revenues fell by $209 million from fiscal 2001 levels.

        Connectivity Solutions—Connectivity Solutions revenue, which represented 11.5% and 19.5% of Avaya's total revenue in fiscal 2002 and 2001, respectively, decreased by $751 million due to declines of $303 million in sales of ExchangeMAX® cabling for service providers, $283 million in sales of

SYSTIMAX® structured cabling systems for enterprises, and $165 million in sales related to electronic cabinets. ExchangeMAX sales, which accounted for $87 million of total Connectivity Solutions' revenues in fiscal 2002, dropped significantly due to a decline in sales volumes caused by a lack of capital spending by telecommunications service providers. The main contributors to the decline in SYSTIMAX revenues, which represent $414 million of total Connectivity Solutions' revenues in fiscal 2002, were a constraint on spending by our customers on large infrastructure projects, combined with the implementation of our strategic initiative that began in the first half of fiscal 2002 to lower cable prices. Pricing pressure resulting from excess cable manufacturing capacity was another contributing factor. Revenues from electronic cabinets, a service provider offering, were $71 million in fiscal 2002. In response to a decline in DSL (Digital Subscriber Line) and wireless site installations, which are two main drivers behind sales of electronic cabinets, service providers have pulled back on spending related to electronic cabinets. Sales through our indirect channel increased to 78.6% of total Connectivity Solutions revenue in fiscal 2002 from 60.9% in fiscal 2001. The majority of the decline in this segment's revenues, or $662 million, occurred within the U.S.

        Costs and Gross Margin—Total costs decreased 22.8%, or $887 million, from $3,897 million in fiscal 2001 to $3,010 million in fiscal 2002. Gross margin percentage decreased from 42.6% in fiscal 2001 as compared with 39.3% in fiscal 2002. The decrease in gross margin was attributable to declines in CSA, Connectivity Solutions, and SMBS, partially offset by an increase in Services' gross margin. Because sales within the U.S., including both direct and indirect channels, typically have higher margins than those sales made internationally, the drop in U.S. sales adversely impacted all segments.

        Selling, General and Administrative—Selling, general and administrative expenses decreased 24.3%, or $500 million, from $2,055 million in fiscal 2001 to $1,555 million in fiscal 2002. The decrease was primarily due to savings associated with our business restructuring initiatives, including a reduction of $301 million in salaries and other employee related expenses as a result of lower staffing levels and a $49 million decrease in rental expense in connection with terminated real estate lease obligations. The decline was also due to higher costs incurred during fiscal 2001 including higher incentive compensation expense of $16 million related to performance bonuses and higher marketing and promotional costs of $103 million related to enhancing awareness of the Avaya brand. During fiscal 2001, we also incurred start-up expenses of $48 million related to launching our brand in the marketplace.

        The decrease in SG&A is also attributable to our adoption of SFAS 142. Accordingly, we did not record any goodwill amortization in fiscal 2002 as compared with $40 million in fiscal 2001. In addition, we increased the estimated useful life of certain internal use software during the second quarter of fiscal 2002, which lowered depreciation expense by $13 million in fiscal 2002.

        The reduction in SG&A expenses were partially offset by an increase of $16 million of information technology related expenses primarily attributable to higher telecommunication expenses.

        Business Restructuring Charges and Related Expenses, Net of Reversals—Business restructuring charges and related expenses of $209 million in fiscal 2002 include (1) $201 million of charges that are primarily related to employee separations and real estate and information technology lease terminations, (2) $21 million for incremental period costs including relocation and consolidation costs and computer transition expenditures, and (3) $7 million of asset impairments, partially offset by (4) a $20 million reversal of business restructuring liabilities primarily related to fewer employee separations than originally anticipated.

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

        Goodwill and Intangibles Impairment Charge—The $71 million impairment charge for goodwill and intangibles was recorded in the fourth quarter of fiscal 2002 to write down the carrying value of goodwill and intangible assets to an amount representing their discounted future cash flows in accordance with SFAS 142 and SFAS 121, respectively. The charge is composed of $44 million for goodwill attributed to SMBS, and $27 million for intangibles attributed $24 million to CSA and $3 million to SMBS.

        Research and Development—Research and development expenses decreased 14.4%, or $77 million, from $536 million in fiscal 2001 to $459 million in fiscal 2002. Although R&D spending decreased, our investment in R&D as a percentage of total revenue increased from 7.9% in fiscal 2001 to 9.3% in fiscal 2002 due to a greater rate of decline in our revenue than in R&D spending.

        Purchased In-Process Research and Development—The $32 million expense recorded in fiscal 2001 reflects charges associated with our acquisitions of VPNet in February 2001, and the purchase of substantially all of the assets of Quintus in April 2001. The purchase price for these acquisitions included certain technologies that had not reached technological feasibility and had no future alternative use and, accordingly, the value allocated to these technologies was capitalized and immediately expensed at acquisition. There was no charge in fiscal 2002 for purchased in-process research and development.

        Operating income (loss)—While we expect that the current economic environment, which has negatively impacted our revenue through a decline in sales volumes and pricing pressures, will continue to challenge the profitability of our segments, we believe that our cost reduction initiatives associated with our business restructuring actions and outsourcing of certain manufacturing facilities will enable us to improve the segment's gross margin and operating income (loss).

        The following table shows the change in operating income, both in dollars and in percentage terms:

	Year ended September 30,		Change
	2002	2001	$	%
	(dollars in millions)
Operating Segments:
Converged Systems and Applications	$(205)	$10	$(215)	(2,150.0)%
Small and Medium Business Solutions	(24)	(13)	(11)	(84.6)
Services	271	168	103	61.3
Connectivity Solutions	(72)	257	(329)	(128.0)

Segment operating income (loss)	(30)	422	(452)	(107.1)
Business restructuring (charges) reversals and (related expenses)	(209)	(885)	676	76.4
Other unallocated amounts	(109)	(101)	(8)	(7.9)

Operating loss	$(348)	$(564)	$216	38.3%

        Converged Systems and Applications—CSA's operating loss decreased by $215 million, from $10 million of operating income in fiscal 2001, to $205 million of operating loss in fiscal 2002. This decrease is primarily attributable to a lower gross margin associated with the decline in revenue in fiscal 2002 as compared with fiscal 2001. Additionally, gross margin percentage declined due to an unfavorable geographic sales mix, which was attributable to a decline in sales in the U.S. The declines in revenue and gross margin percentage were partially offset by lower SG&A and R&D expenses. The decreases in SG&A and R&D expenses are primarily due to savings associated with our business restructuring initiatives. Additionally, sales and marketing costs within SG&A expenses decreased due to a stronger concentration on sales through the indirect channel.

        Small and Medium Business Solutions—SMBS' operating loss increased unfavorably by $11 million, from $13 million in fiscal 2001, to $24 million in fiscal 2002. This decline is primarily attributable to a lower gross margin percentage due to a decline in revenue, along with increases in standard material costs. This decline was partially offset by a reduction in SG&A expenses due to cost savings associated with our business restructuring initiatives predominantly associated with headcount reduction.

        Services—Services' operating income increased by $103 million, from $168 million in fiscal 2001, to $271 million in fiscal 2002. This increase is primarily attributed to improved gross margin percentage due to efficiencies gained from reducing headcount and employing a variable workforce approach to meet periods of high demand.

        Connectivity Solutions—Connectivity Solutions' operating loss decreased by $329 million, from $257 million of operating income in fiscal 2001, to $72 million of operating loss in fiscal 2002. This decrease was driven by a lower gross margin predominantly attributable to the sharp decline in sales volume while factory costs remained relatively fixed. The decline in gross margin was partially offset by lower SG&A and R&D expenses, which were due to savings associated with lower staffing levels as a result of our business restructuring initiatives.

        Other Income (Expense), Net—Other income, net decreased from $31 million of income in fiscal 2001 to $2 million of expense in fiscal 2002. The decrease of $33 million is attributable primarily to an impairment loss recognized in fiscal 2002 of $17 million on cost investments that are generally concentrated in the emerging communications technology industry. In addition, interest income of $9 million in fiscal 2002 on cash balances decreased by $14 million as a result of higher interest rates in the prior year, as well as the recognition of $6 million in fiscal 2001 relating to gains on assets sold as compared to $2 million in fiscal 2002. The decrease in fiscal 2002 was partially offset by $11 million in interest income earned in fiscal 2002 on a customer line of credit as compared to $4 million in fiscal 2001.

        Interest Expense—Interest expense increased 37.8%, or $14 million, from $37 million in fiscal 2001 to $51 million in fiscal 2002. The increase in interest expense is largely attributed to a higher amount of weighted average debt outstanding. During the first and second quarters of fiscal 2002, we replaced our commercial paper with long-term debt, which carried a higher rate of interest. During fiscal 2002, we recorded interest expense of $41 million relating to our LYONs and Senior Secured Notes. In addition, we incurred $22 million of issuance costs in fiscal 2002 related to these debt issuances, which have been deferred and $5 million has been amortized to interest expense in fiscal 2002. The increase in interest expense was partially offset by a $4 million favorable impact resulting from our interest rate swap agreements entered into during fiscal 2002.

        Provision (Benefit) for Income Taxes—The effective tax provision rate for fiscal 2002 was higher than the U.S. statutory rate due to an increase in the net deferred tax asset valuation allowance of $364 million. The effective tax benefit rate excluding this charge would have been 24.7%, which was substantially lower than the U.S. statutory rate primarily due to an unfavorable geographic distribution of earnings and losses.

        The effective tax benefit rate of 38.3% in fiscal 2001 was higher than the U.S. statutory rate primarily due to acquisition related costs.

  Fiscal Year Ended September 30, 2001 Compared with Fiscal Year Ended September 30, 2000

        The following table shows the change in external revenue, both in dollars and in percentage terms:

	Year Ended September 30,		Change
	2001	2000	$	%
	(dollars in millions)
Operating Segments:
Converged Systems and Applications	$2,871	$3,581	$(710)	(19.8)%
Small and Medium Business Solutions	313	398	(85)	(21.4)
Services	2,286	2,334	(48)	(2.1)
Connectivity Solutions	1,323	1,419	(96)	(6.8)

Total	$6,793	$7,732	$(939)	(12.1)%

        Revenue—Revenue decreased 12.1% or $939 million, from $7,732 million in fiscal 2000 to $6,793 million in fiscal 2001, due to decreases in revenue across all operating segments. The overall reduction in revenue was mainly attributable to a marked change in our customers' behavior that became evident in fiscal 2001. In fiscal 2000, enterprises were focused on investing in new communication products and services and our revenues reflected this strong demand. However, in fiscal 2001, our customers began to limit their capital spending and rely on their existing systems, which resulted in a declining demand for telephony equipment and related products.

        Geographic Sales—Revenue within the U.S. decreased 15.6% or $952 million, from $6,110 million in fiscal 2000 to $5,158 million in fiscal 2001. However, revenue outside the U.S. increased slightly by 0.8%, or $13 million, from $1,622 million in fiscal 2000, to $1,635 million in fiscal 2001. Revenue outside the U.S. represented 24.1% of revenue in fiscal 2001 compared with 21.0% in fiscal 2000.

        We continued to expand our business outside of the U.S. with marginal growth across most regions, primarily led by the Asia-Pacific region. Our largest increases in sales outside of the U.S. were made in Services, CSA's multi-service networking products and professional services, and Connectivity Solutions' ExchangeMAX product.

        Converged Systems and Application and Small and Medium Business Solutions—The decrease in CSA was largely due to declines of $617 million in converged systems and $157 million in unified communications solutions, partially offset by an increase of $87 million in customer relationship management. The declines in CSA as well as in SMBS occurred predominantly in the U.S. and were attributable to a shift, which began in the third quarter of fiscal 2000, in the sales effort to focus our direct sales force on strategic accounts while indirect sales channels were used to address smaller accounts. Changes in product mix and the effects of customers having purchased systems in fiscal 2000 in anticipation of Year 2000 concerns also contributed to the decline in revenues in these two segments.

        Services—The decrease in the Services segment was mainly attributable to lower installation revenues resulting from a reduction in product sales, as well as a decline in revenues from our maintenance services provided to customers. The decline in installation revenues was partially offset by an increase of $142 million attributable to the introduction of data services in the U.S. during fiscal 2001.

        Connectivity Solutions—The decrease in revenues within the Connectivity Solutions segment was attributed to a reduction in purchases of $164 million in our ExchangeMAX cabling systems for service providers due to a reduction in capital spending by customers, as well as certain Federal Communications Commission regulatory changes that permitted common exchange carriers access to local exchange carrier networks. The decrease in revenues from ExchangeMAX was partially offset by an increase of $47 million in revenues from sales primarily in the U.S. of our SYSTIMAX structured cabling systems for enterprises, including the introduction of new apparatus products, and increased sales of $21 million of electronic cabinets predominantly in the U.S.

        Costs and Gross Margin—Total costs decreased 13.1% or $586 million, from $4,483 million in fiscal 2000 to $3,897 million in fiscal 2001. The gross margin percentage increased slightly from 42.0% in fiscal 2000 to 42.6% in fiscal 2001.

        Selling, General and Administrative—SG&A expenses decreased 19.1% or $485 million, from $2,540 million in fiscal 2000 to $2,055 million in fiscal 2001. The decrease is primarily due to savings of $361 million associated with our business restructuring plan, including lower staffing levels, terminated real estate lease obligations, cost improvements associated with the implementation of our new SAP information technology system, process improvements in sales and sales operations, and streamlining delivery of several corporate functions, including the outsourcing of payroll and procurement services. The reduction in SG&A was also attributable to lower start-up activities of 34.2% or $25 million, from $73 million in fiscal 2000 to $48 million in fiscal 2001 related to establishing independent operations, which are composed of advertising costs associated with establishing our brand in each fiscal period as well as fees for investment banking and other professional advisors in fiscal 2000. The reduction in SG&A expenses was partially offset by an increase in ongoing marketing expense.

        Business Restructuring Charges and Related Expenses, Net of Reversals—Business restructuring charges and related expenses of $837 million in fiscal 2001 include (1) $540 million for our accelerated restructuring plan, which is essentially composed of enhanced pension and healthcare benefits that were offered through an early retirement program, severance and terminated lease obligations, (2) $134 million primarily for employee separation costs associated with the outsourcing of certain manufacturing operations to Celestica, (3) $178 million representing incremental period costs largely associated with our separation from Lucent including computer system transition costs such as data conversion activities, asset transfers and training, and (4) a $20 million asset impairment charge related to assets to be disposed of in association with our manufacturing outsourcing initiative, partially offset by (5) a $35 million reversal of business restructuring liabilities originally recorded in September 2000, primarily related to fewer employee separations than originally anticipated.

        Business restructuring and related charges of $684 million in fiscal 2000 include $520 million principally for employee separations and lease obligations, $75 million of asset impairment charges primarily related to an outsourcing contract, and $89 million of incremental period costs associated with our separation from Lucent, including computer system transition costs.

        Research and Development—R&D expenses increased 14.5% or $68 million, from $468 million in fiscal 2000 to $536 million in fiscal 2001. Our investment in R&D represented 7.9% of revenue in fiscal 2001 as compared with 6.1% in fiscal 2000. This increased investment supports our plan to shift spending to high growth areas of our business and reduce spending on more mature product lines.

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

        Purchased In-Process Research and Development—In fiscal 2001, we acquired VPNet and substantially all of the assets of Quintus. The purchase prices for these acquisitions included certain technologies that had not reached technological feasibility and had no future alternative use and, accordingly, the value allocated to these technologies was capitalized and immediately expensed at acquisition. There was no charge in fiscal 2000 for purchased in-process research and development.

        Operating income (loss)—The following table shows the change in operating income, both in dollars and in percentage terms:

	Year ended September 30,		Change
	2001	2000	$	%
	(dollars in millions)
Operating Segments:
Converged Systems and Applications	$10	$39	$(29)	(74.4)%
Small and Medium Business Solutions	(13)	11	(24)	(218.2)
Services	168	171	(3)	(1.8)
Connectivity Solutions	257	163	94	57.7

Segment operating income	422	384	38	9.9
Business restructuring (charges) reversals and (related expenses)	(885)	(757)	(128)	(16.9)
Other unallocated amounts	(101)	(70)	(31)	(44.3)

Operating loss	$(564)	$(443)	$(121)	(27.3)%

        Converged Systems and Applications—CSA's operating income decreased by $29 million, from $39 million in fiscal 2000, to $10 million in fiscal 2002. This decrease is primarily attributable to a lower gross margin due to lower sales volumes, a less favorable product mix, and a shift to an indirect sales channel. The declines in revenue and gross margin percentage were partially offset by lower SG&A expenses, due primarily to savings associated with our business restructuring actions, including lower staffing levels and process improvements in sales and sales operations.

        Small and Medium Business Solutions—SMBS' operating loss decreased by $24 million, from $11 million of operating income in fiscal 2000, to $13 million of operating loss in fiscal 2001. This decline is primarily attributable to lower revenue in fiscal 2001 as compared with fiscal 2000 due to the sale of two non-core business units within SMBS during 2001. One of the businesses sold had a lower gross margin percentage as compared to the rest of the businesses within the SMBS segment. Therefore, gross margin percentage increased in fiscal 2001 as compared with fiscal 2000.

        Services—Services' operating income decreased by $3 million, from $171 million in fiscal 2000, to $168 million in fiscal 2001. The small decrease was due to cost savings associated with business restructuring initiatives, including lower staffing levels and process improvements in sales and sales operations.

        Connectivity Solutions—Connectivity Solutions' operating income increased by $94 million, from $163 million in fiscal 2000, to $257 million in fiscal 2001. This increase was due to an improved gross margin percentage. Despite the decline in revenue, gross margin percentage increased due to the ability to increase production and leverage contract manufacturers that afforded lower costs of production. Additionally, SG&A and R&D expenses decreased primarily due to business restructuring actions taken in the latter part of fiscal 2000 and during fiscal 2001. These actions reduced headcount and consolidated several R&D and product management locations.

        Other Income (Expense), Net—Other income, net decreased 56.3% or $40 million, from $71 million in fiscal 2000 to $31 million in fiscal 2001. This decrease was primarily due to a $45 million gain recorded in March 2000 on the sale of our U.S. sales division serving small- and mid-sized enterprises, which was partially offset by $27 million of interest income in fiscal 2001 as compared to $7 million in fiscal 2000.

        Interest Expense—Interest expense decreased 51.3% or $39 million, from $76 million in fiscal 2000 to $37 million in fiscal 2001. The decrease is primarily attributable to higher weighted average interest rates and assumed debt levels utilized in fiscal 2000 to reflect the level of financing that was thought to be needed to fund our operations as a stand-alone entity.

        Provision (Benefit) for Income Taxes—The effective tax rates in fiscal 2001 and 2000 reflect a benefit of 38.3% and 16.3%, respectively. The difference between the rates is due primarily to a favorable change in the tax differential on foreign earnings and lower non deductible restructuring costs offset by an increase in purchased in-process research and development expense. Excluding purchased in-process research and development and other acquisition related costs, the adjusted effective tax rates in fiscal 2001 and 2000 would have been benefits of 40.7% and 16.3%, respectively.

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

  Investing Activities

        Our net cash used for investing activities was $109 million in fiscal 2002 compared with $365 million and $428 million in fiscal 2001 and 2000, respectively. The usage of cash in each year resulted primarily from capital expenditures. Capital expenditures in fiscal 2002 included payments made for the renovation of our corporate headquarters facility, purchase of a corporate aircraft due to a terminated sale-leaseback agreement and upgrades of our information technology systems, including the purchase of internal use software. The significant reduction in capital expenditures in fiscal 2002 is attributable to a concerted effort to restrain spending in the face of significant revenue decreases during the year. Capital expenditures in fiscal 2001 and 2000 were due mainly to Avaya establishing itself as a stand-alone entity, including the implementation of SAP, establishing and upgrading our information technology systems and other corporate infrastructure expenditures. In addition, in the current year, we used $6 million of cash for our acquisition of Conita Technologies, a leading supplier of voice-driven software applications for business, which occurred in the third quarter of fiscal 2002. In fiscal 2001, we used $120 million of cash for our acquisitions of VPNet, a privately held developer of virtual private network solutions and devices, and substantially all of the assets of Quintus, a provider of comprehensive electronic customer relationship management solutions, which occurred in the second and third quarters of fiscal 2001, respectively. The net cash used for investing activities in fiscal 2001 was partially offset by the receipt of proceeds from the sale-leaseback of an aircraft, the sale of manufacturing equipment and the sale of other corporate infrastructure assets.

  Financing Activities

        Net cash provided by financing activities was $255 million in fiscal 2002 compared with $483 million for the same period in fiscal 2001. Cash flows from financing activities in the current year were mainly attributed to the issuance of long-term debt and common stock. During fiscal 2002, we received gross proceeds of $460 million from the issuance of Liquid Yield Option™ Notes due 2021, or LYONs, and $435 million from the issuance of Senior Secured Notes, as described below. Cash proceeds received from the issuance of common stock amounted to $235 million in connection with (i) the sale of 19.55 million shares for $5.90 per share in a public offering, resulting in gross proceeds of approximately $115 million, (ii) the equity transactions entered into with the Warburg Entities described below, resulting in gross proceeds of $100 million, and (iii) $20 million primarily in connection with the sale of shares under our employee stock purchase plan. The receipt of cash from these debt and equity offerings was partially offset by the payment of $29 million of issuance costs. In addition, we made net payments of $432 million for the retirement of commercial paper, $200 million towards the repayment of borrowings under our five-year Credit Facility outstanding on September 30, 2001, and $13 million for the repayment of other short-term borrowings. In connection with our election to terminate the accounts receivable securitization in March 2002, $200 million of collections of qualified trade accounts receivable were used to liquidate the financial institution's investment as described below in "Securitization of Accounts Receivable."

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

  Debt Ratings

        Our ability to obtain external financing and the related cost of borrowing is affected by our debt ratings, which are periodically reviewed by the major credit rating agencies. During the second and fourth quarters of fiscal 2002, our commercial paper and long-term debt ratings were downgraded. Ratings as of September 30, 2002 and 2001 are as follows (all ratings include a negative outlook):

As of September 30,
	2002	2001
Moody's:
Commercial paper	No Rating	P-2
Long-term senior unsecured debt	BA3	Baa1
Senior secured notes	BA2	No Rating
Standard & Poor's:
Commercial paper	No Rating	A-2
Long-term senior unsecured debt	B	No Rating
Senior secured notes	B+	No Rating
Corporate credit	BB-	BBB

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

  Commercial Paper Program

        We had a commercial paper program or CP Program, pursuant to which we were able to issue up to $1.25 billion of commercial paper at market interest rates with maturities not exceeding one year. Commercial paper issued under the CP Program bore interest at the London Interbank Offering Rate, or LIBOR, for the related maturity period plus a fixed spread.

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

        As of September 30, 2001, $432 million in commercial paper was classified as long-term debt in the Consolidated Balance Sheets since it was supported by the five-year Credit Facility and it was our intention to reissue the commercial paper on a long-term basis. The weighted average yield and maturity period for the commercial paper outstanding during fiscal 2001 was approximately 3.9% and 62 days, respectively.

  Revolving Credit Facilities

        As of September 30, 2001, we had two revolving credit facilities with third party financial institutions. These credit facilities consisted of a $400 million 364-day credit facility that expired in August 2002 and an $850 million five-year credit facility that expires in September 2005. As required by the terms of the credit facilities, upon the closing of the offering of the Senior Secured Notes in March 2002, the credit facilities were reduced proportionately by an amount equal to the $425 million of proceeds, net of certain deferred financing costs, realized from the offering. Accordingly, the 364-day Credit Facility was reduced to $264 million and the five-year credit facility was reduced to $561 million. We did not renew the 364-day credit facility when it expired in August 2002.

        As of September 30, 2002, the total commitments under the five-year credit facility were $561 million, but will be subject to mandatory reduction as follows:

  •
  reduced to $500 million on December 1, 2003;
  •
  reduced to $425 million on March 1, 2004;
  •
  reduced to $350 million on June 1, 2004; and
  •
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

        Fixed rate committed loans under the amended five-year credit facility bear interest at a rate equal to (i) the greater of (a) Citibank, N.A.'s base rate, which was 4.75% at September 30, 2002, and (b) the federal funds rate, which was 1.75% at September 30, 2002, plus 0.5% plus (ii) an applicable margin based on our long-term debt rating. Floating rate committed loans bear interest at a rate equal to LIBOR plus the applicable margin. An Applicable Utilization Fee based on our long-term debt rating is added to fixed and floating rate committed loans when the aggregate of such borrowings exceeds 50% of the amount available under the credit facility. Based on our current long-term debt rating, the applicable margins for the five-year credit facility are 1.5% for fixed rate committed loans and 3.0% for floating rate committed loans, and the applicable utilization fee for both fixed and floating rate committed loans is 0.5%. Funds are also available through competitive bid at a fixed rate determined by the lender or at a floating interest rate equal to LIBOR plus a margin specified by the lender.

        As of September 30, 2002, no amounts were outstanding under the credit facilities. As of September 30, 2001, $200 million was outstanding under the five-year credit facility bearing interest at a floating rate of approximately 3.5%. This amount was repaid in October 2001.

        The five-year credit facility contains certain covenants, including limitations on our ability to incur liens, incur debt or make restricted payments. In addition, we are required to maintain certain financial covenants relating to a minimum amount of earnings before interest, taxes, depreciation and amortization, or EBITDA, and a minimum ratio of EBITDA to interest expense. In particular, we are required to maintain minimum EBITDA of:

  •
  $70 million for the three quarter period ending September 30, 2002;
  •
  $100 million for the four quarter period ending December 31, 2002;
  •
  $115 million for the four quarter period ending March 31, 2003;
  •
  $150 million for the four quarter period ending June 30, 2003;

  •
  $250 million for the four quarter period ending September 30, 2003;
  •
  $350 million for the four quarter period ending December 31, 2003; and
  •
  $400 million for each of the four quarter periods thereafter.

        In addition, the five-year credit facility requires us to maintain a ratio of EBITDA to interest expense of:

  •
  1.70 to 1 for each of the four quarter periods ending September 30, 2002, December 31, 2002 and March 31, 2003;
  •
  2.25 to 1 for the four quarter period ending June 30, 2003;
  •
  3.50 to 1 for the four quarter period ending September 30, 2003; and
  •
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

        The LYONs are convertible into 35,333,073 shares of Avaya common stock at any time on or before the maturity date. The conversion rate will not be adjusted for accrued original issue discount. Upon conversion, the holder will not receive any cash payment representing accrued original issue discount. Accrued original issue discount will be considered paid by the shares of common stock received by the holder of the LYONs upon conversion.

        We will adjust the conversion rate for:

  •
  dividends or distributions on our common stock payable in our common stock or other capital stock of Avaya;

  •
  subdivisions, combinations or certain reclassifications or our common stock;

  •
  distributions to all our holders of our common stock of certain rights to purchase our common stock for a period expiring within 60 days at less than the current sale price; and

  •
  distributions to the holders of our common stock of a portion of our assets (including shares of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours) or debt securities issued by us or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 5% of the sale price of our common stock on the day preceding the date of declaration of the dividend or other distribution).

        We and the trustee may modify or amend the LYONs or the indenture governing the LYONs with the consent of the holders of not less than a majority in aggregate principal amount at maturity of the LYONs then outstanding, however, the consent of the holders of each outstanding LYON would be required to make certain changes to the terms of the indenture and the LYONs, including any change that adversely affects the rights of a holder to convert a LYON.

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

        On December 23, 2002, we and the Warburg Entities described below commenced an exchange offer to purchase up to approximately $661 million aggregate principal amount at maturity, or 70%, of our outstanding LYONs. Under the terms of the offer, holders of LYONs may elect to receive, for each LYON exchanged, either (i) $389.61 in cash, which we refer to as the cash consideration, or (ii) a combination of $203.87 in cash plus shares of our common stock, which we refer to as the mixed consideration, having a value equal to $203.87, based on the volume-weighted average trading price of a share of our common stock on the New York Stock Exchange during the five trading days ending on and including the second NYSE trading day prior to the expiration of the exchange offer; subject to a maximum of 102 shares and a minimum of 76 shares.

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

  Senior Secured Notes

        In March 2002, we issued through an underwritten public offering under a shelf registration statement $440 million aggregate principal amount of 11 1/8% senior secured notes due April 2009 and received net proceeds of approximately $425 million, net of a $5 million discount and $10 million of issuance costs. Interest on the senior secured notes is payable on April 1 and October 1 of each year beginning on October 1, 2002. We recorded interest expense of $25 million for fiscal 2002. The $5 million discount is being amortized to interest expense over the seven-year term to maturity. The $10 million of issuance costs were recorded as deferred financing costs and are also being amortized to interest expense over the term of the senior secured notes. The proceeds from the issuance were used to repay amounts outstanding under the five-year credit facility and for general corporate purposes. As of September 30, 2002, the carrying value of the senior secured notes was $457 million, which includes $22 million related to the increase in the fair market value of the hedged portion of such debt.

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

  Warburg Transactions

        In October 2000, we sold to Warburg Pincus Equity Partners, L.P. and certain of its investment funds, which we refer to as the Warburg Entities, four million shares of our Series B convertible participating preferred stock and warrants to purchase our common stock for an aggregate purchase price of $400 million. In March 2002, we completed a series of transactions pursuant to which the

Warburg Entities (i) converted all four million shares of the Series B preferred stock into 38,329,365 shares of our common stock based on a conversion price of $11.31 per share, which was reduced from the original conversion price of $26.71 per share, (ii) purchased an additional 286,682 shares of common stock by exercising a portion of the warrants at an exercise price of $34.73 per share resulting in gross proceeds of approximately $10 million, and (iii) purchased 14,383,953 shares of our common stock for $6.26 per share, which was the reported closing price of our common stock on the New York Stock Exchange on March 8, 2002, resulting in gross proceeds of approximately $90 million. In connection with these transactions, we incurred approximately $4 million of financing costs, which were recorded as a reduction to additional paid-in capital. As of September 30, 2002, there were no shares of Series B preferred stock outstanding and, accordingly, the Series B preferred stock has ceased accruing dividends.

        As a result of these transactions, the Warburg Entities hold approximately 53 million shares of our common stock, which represents approximately 15% of our outstanding common stock, and warrants to purchase approximately 12 million additional shares of common stock. These warrants have an exercise price of $34.73 of which warrants exercisable for 6,724,665 shares of common stock expire on October 2, 2004, and warrants exercisable for 5,379,732 shares of common stock expire on October 2, 2005.

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

        At the time the dealer agreement was restructured, Expanets' efforts to obtain a commercial credit facility were hampered by the fact that its billing and collection function had not yet been migrated to its information systems. Because of the importance to Avaya of the Expanets relationship and the customer base served by Expanets, we agreed to provide a $125 million short-term line of credit. The dealer credit agreement applies to certain unpaid and outstanding receivables for amounts due us by Expanets. A delay in the migration of the billing and collection function until December 2001 affected Expanets' ability to obtain a collateralized commercial credit facility by the original March 31, 2002 expiration date of the dealer credit agreement.

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

        The following table summarizes all amounts receivable from Expanets, including amounts outstanding under the line of credit, as of September 30, 2002 and 2001:

	As of September 30,
	2002	2001
	(dollars in millions)
Receivables	$65	$117
Other current assets	1	81

Total amounts receivable from Expanets	$66	$198

Secured and unsecured components of the amounts receivable are as follows:
Secured line of credit (included in receivables)	$35	$71
Secured line of credit (included in other current assets)	—	50

Total secured line of credit	35	121
Unsecured	31	77

Total amounts receivable from Expanets	$66	$198

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

  Securitization of Accounts Receivable

        In June 2001, we entered into a receivables purchase agreement and transferred a designated pool of qualified trade accounts receivable to a special purpose entity, or SPE, which in turn sold an undivided ownership interest in the pool of receivables to an unaffiliated financial institution for cash proceeds of $200 million. The receivables purchase agreement was terminated in March 2002 as described below. The designated pool of qualified receivables held by the SPE was pledged as collateral to secure the obligations to the financial institution. During the term of the receivables purchase agreement, we had a retained interest in the designated pool of receivables to the extent the value of the receivables exceeded the outstanding amount of the financial institution's investment. The fair value of our retained interest, which approximates carrying amount because of the short-term nature of the receivables, was recorded in other current assets.

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

  Aircraft Sale-Leaseback

        In June 2001, we sold a corporate aircraft for approximately $34 million and subsequently entered into an agreement to lease it back over a five-year period. In March 2002, we elected to terminate the aircraft sale-leaseback agreement and, pursuant to the terms of the agreement, we purchased the aircraft in April 2002 from the lessor for a purchase price equal to the unamortized lease balance of approximately $33 million.

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

  Future Cash Needs

        Our primary future cash needs will be to fund working capital, capital expenditures, debt service, employee benefit obligations and our business restructuring charges and related expenses. We foresee a further reduction in cash usage on capital expenditures in fiscal 2003 as compared with fiscal 2002 as we continue to restrain our spending as a result of the continued economic and business uncertainty. Beginning in fiscal 2003, we will commence making semiannual payments on the fixed interest rate Senior Secured Notes of approximately $25 million; however, the interest rate swaps associated with this debt may require additional payments or generate additional receipts depending on the market performance of these swaps. Based on the current value of the assets in our benefit plans, we expect to make cash contributions of $45 million in fiscal 2003 to fund our pension obligation. Lastly, we expect to make cash payments in fiscal 2003 related to our business restructuring initiatives of approximately $124 million which are expected to be composed of $65 million for employee separation costs, $47 million for lease obligations, and $12 million for incremental period costs, including computer transition expenditures, relocation and consolidation costs. We believe that our existing cash and cash flows from operations will be sufficient to meet these needs. If we do not generate sufficient cash from operations, we may need to incur additional debt.

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

        The following are summaries of our contractual obligations and other commercial commitments as of September 30, 2002:

	Payments Due by Fiscal Period
Contractual Obligations
	Total	2003	2004-2005	2006-2007	Thereafter
Long-Term Debt(1)	$1,384	$—	$—	$—	$1,384
Operating Leases	753	185	209	109	250

Total Contractual Obligations	$2,137	$185	$209	$109	$1,634

	Amount of Commitment Expiration Per Fiscal Period
Other Commercial Commitments
	Total	2003	2004-2005	2006-2007	Thereafter
Committed Lines of Credit	$561	$—	$561	$—	$—
Uncommitted Lines of Credit(2)	36	36	—	—	—
Letters of Credit	25	22	3	—	—
Conditional Repurchase Obligations	64	64	—	—	—
Guarantees	18	18	—	—	—

Total Other Commercial Commitments	$704	$140	$564	$—	$—

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

Purchased In-Process Research and Development

        In connection with our acquisitions in fiscal 2001, a portion of the purchase price, $31 million for VPNet and $1 million for Quintus was allocated to purchased in-process research and development, or IPR&D. As part of the process of analyzing these acquisitions, we made a decision to buy technology that had not yet been commercialized rather than develop the technology internally. We based this decision on a number of factors including the amount of time it would take to bring the technology to market. We also considered our internal research resource allocation and our progress on comparable technology, if any. We expect to use a similar decision process in the future.

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

Environmental, Health and Safety Matters

        We are subject to a wide range of governmental requirements relating to employee safety and health and to the handling and emission into the environment of various substances used in our operations. We are subject to certain provisions of environmental laws, particularly in the United States, governing the cleanup of soil and groundwater contamination. Such provisions impose liability for the costs of investigating and remediating releases of hazardous materials at our currently or formerly owned or operated sites. In certain circumstances, this liability may also include the cost of cleaning up historical contamination, whether or not caused by us. We are currently conducting investigation and/or cleanup of known contamination at approximately seven of our facilities either voluntarily or pursuant to government directives. None of the sites is reasonably likely to generate environmental costs that will be individually material. There are no known third parties who may be responsible for investigation and/or cleanup at these sites and therefore, for purposes of assessing the adequacy of our financial reserves for these liabilities, we have not assumed that we will recover amounts from any third party, including under any insurance coverage or indemnification arrangement. We do not separately track recurring costs of managing hazardous substances and pollutants in ongoing operations, but do not believe them to be material.

        It is often difficult to estimate the future impact of environmental matters, including potential liabilities. We have established financial reserves to cover environmental liabilities where they are probable and reasonably estimable. Reserves for estimated losses from environmental matters are undiscounted and consist primarily of estimated remediation and monitoring costs and are, depending on the site, based primarily upon internal or third-party environmental studies and the extent of contamination and the type of required cleanup. We are not aware of, and have not included in our reserves any provision for, any unasserted environmental claims.

        The reliability and precision of estimates of our environmental costs may be affected by a variety of factors, including whether the remediation treatment will be effective, contamination sources have been accurately identified and assumptions regarding the movement of contaminants are accurate. In addition, estimates of environmental costs may be affected by changes in law and regulation, including the willingness of regulatory authorities to conclude that remediation and/or monitoring performed by us is adequate.

        We assess the adequacy of our environmental reserves on a quarterly basis. During each of the fiscal years ended September 30, 2001 and 2002, no amounts were charged to the Statement of Operations for environmental costs as reserves were deemed to be adequate. Expenditures for environmental matters for each of the fiscal years ended September 30, 2001 and 2002 were not material to our financial position, results of operations or cash flows. Payment for the environmental costs covered by the reserves may be made over a 30-year period. Although we believe that our current reserves are adequate to cover known environmental liabilities, due to the uncertainties described above, there can be no assurance that the actual amount of environmental liabilities will not exceed the amount of reserves for such matters or will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

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

        The above actions have been consolidated with other purported class actions filed against Lucent on behalf of its stockholders in January 2000 and are pending in the Federal District Court for the District of New Jersey. We understand that Lucent's motion to dismiss the Fifth Consolidated Amended and Supplemental Class Action Complaint in the consolidated action was denied by the court in June 2002. As a result of the denial of its motion to dismiss, we understand that Lucent has filed a motion for partial summary judgment, seeking a dismissal of a portion of the Fifth Consolidated Amended and Supplemental Class Action Complaint. The plaintiffs allege that they were injured by reason of certain alleged false and misleading statements made by Lucent in violation of the federal securities laws. The consolidated cases were initially filed on behalf of stockholders of Lucent who bought Lucent common stock between October 26, 1999 and January 6, 2000, but the consolidated complaint was amended to include purported class members who purchased Lucent common stock up to December 20, 2000. A class has not yet been certified in the consolidated actions. The plaintiffs in all these stockholder class actions seek compensatory damages plus interest and attorneys' fees.

        We understand that the federal district court in New Jersey has issued orders staying all securities actions against Lucent, as well as those related to the securities cases, so the parties may discuss a potential global settlement of claims. We also understand that the parties have had preliminary meetings to discuss settlement of these cases.

        Any liability incurred by Lucent in connection with these stockholder class action lawsuits may be deemed a shared contingent liability under the Contribution and Distribution Agreement and, as a result, we would be responsible for 10% of any such liability, including 10% of the legal costs associated with the portion of the litigation for which we share liability. All of these actions are still in the relatively early stages of litigation and an outcome cannot be predicted and, as a result, we cannot assure you that these cases will not have a material adverse effect on our financial position, results of operations or cash flows.

  Licensing Arbitration

        In March 2001, Voxem, Inc. made formal demand for alleged royalty payments which it claims we owe as a result of a contract between the licensor and our predecessors, initially entered into in 1995, and renewed in 1997. The contract provides for mediation of disputes followed by binding arbitration if the mediation does not resolve the dispute. Voxem claims that we owe royalty payments for software integrated into certain of our products. Voxem also alleges that we have breached the governing contract by not honoring a right of first refusal related to development of fax software for next generation products. This matter is currently in arbitration. At this point, an outcome in the arbitration proceeding cannot be predicted and, as a result, there can be no assurance that this case will not have a material adverse effect on our financial position, results of operations or cash flows.

  Reverse/Forward Stock Split Complaints

        In January 2002, a complaint was filed in the Court of Chancery of the State of Delaware against us seeking to enjoin us from effectuating a reverse stock split followed by a forward stock split described in our proxy statement for our 2002 Annual Meeting of Shareholders held on February 26, 2002. At the annual meeting, we obtained the approval of our shareholders of each of three alternative transactions:

  •
  a reverse 1-for-30 stock split followed immediately by a forward 30-for-1 stock split of our common stock;
  •
  a reverse 1-for-40 stock split followed immediately by a forward 40-for-1 stock split of our common stock;
  •
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

  Commission Arbitration Demand

        In July 2002, Communications Development Corporation, a British Virgin Island corporation, made formal demand for arbitration for alleged unpaid commissions in an amount in excess of $10 million, stemming from the sale of products from our businesses that were formerly owned by Lucent involving the Ministry of Russian Railways. The plaintiff alleges that as a result of agreements entered into between plaintiff and Avaya, it is owed commissions on sales by us to the Ministry of Russian Railways on a continuing basis. We believe that the agreements relating to their claim have expired or do not apply to the products in question. As the sales of products continue, Communications Development Corporation may likely increase its commission demand. This matter is currently proceeding to arbitration. The matter is in the early stages and an outcome in the arbitration proceeding cannot be predicted. As a result, there can be no assurance that this case will not have a material adverse effect on our financial position, results of operations or cash flows.

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

  Foreign Currency Transactions

        Recorded Transactions—We utilize foreign currency forward contracts primarily to manage short-term exchange rate exposures on certain receivables, payables and loans residing on our foreign subsidiaries' books, which are denominated in currencies other than the subsidiary's functional currency. When these items are revalued into the subsidiary's functional currency at the month-end exchange rates, the fluctuations in the exchange rates are recognized in earnings as other income or expense. Changes in the fair value of our foreign currency forward contracts used to offset these exposed items are also recognized in earnings as other income or expense in the period in which the exchange rates change. For the fiscal years ended September 30, 2002 and 2001, changes in the fair value of the foreign currency forward and option contracts were substantially offset by changes resulting from the revaluation of the hedged items.

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

        Forecasted Transactions—From time to time, we use foreign currency forward and option contracts to offset certain forecasted foreign currency transactions primarily related to the purchase or sale of product expected to occur during the ensuing twelve months. The change in the fair value of foreign currency forward and option contracts is recognized as other income or expense in the period in which the exchange rates change. We did not use any foreign currency forward or option contracts for forecasted transactions in fiscal 2002. For the fiscal year ended September 30, 2001, these gains and losses were not material to our results of operations. As permitted under SFAS133, we have elected not to designate our forward and option contracts as hedges thereby precluding the use of hedge accounting for these instruments. Such treatment could result in a gain or loss from fluctuations in exchange rates related to a derivative contract that is different from the loss or gain recognized from the underlying forecasted transaction. However, we have procedures to manage the risks associated with our derivative instruments, which include limiting the duration of the contracts, typically six months or less, and the amount of the underlying exposures that can be economically hedged. Historically, the gains and losses on these transactions have not been significant.

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

        The following table outlines the terms of the swap agreements:

Maturity Date	Notional Amount (dollars in millions)	Receive Fixed Interest Rate	Pay Variable Interest Rate
April 2009	$150	11.125%	Six-month LIBOR (in arrears) plus 5.055% spread
April 2009	50	11.125%	Six-month LIBOR (in arrears) plus 5.098% spread

Total	$200

        Each counterparty to the swap agreements is a lender under the five-year Credit Facility. Our obligations under these swap agreements are secured on the same basis as our obligations under the five-year Credit Facility.

Recent Accounting Pronouncements

  SFAS 143

        In August 2001, the Financial Accounting Standards Board issued Statement No. 143, "Accounting for Asset Retirement Obligations", which provides the accounting requirements for retirement obligations associated with tangible long-lived assets. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and is effective for our 2003 fiscal year. The adoption of SFAS 143 is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

  SFAS 144

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which requires that long-lived assets to be disposed of by sale be measured at the lower of the carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS 144 also expands the reporting of discontinued operations to include components of an entity that have been or will be disposed of rather than limiting such discontinuance to a segment of a business. SFAS 144 excludes from the definition of long-lived assets goodwill and other intangibles that are not amortized in accordance with SFAS 142. SFAS 144 is effective for our 2003 fiscal year. The adoption of SFAS 144 is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

  SFAS 145

        In May 2001, the FASB issued Statement No. 145, which rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". SFAS 145 also amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. As a result of the rescission of SFAS 4 and SFAS 64, the criteria in Accounting Principles Board Opinion No. 30 will be used to classify gains and losses from debt extinguishment. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for our 2003 fiscal year. The adoption of SFAS 145 is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

  SFAS 146

        In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities, and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" which previously governed the accounting treatment for restructuring activities. SFAS 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS 144. Those costs include, but are not limited to, the following: (1) termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred-compensation contract,

(2) costs to terminate a contract that is not a capital lease, and (3) costs to consolidate facilities or relocate employees. SFAS 146 does not apply to costs associated with the retirement of long-lived assets covered by SFAS 143. SFAS 146 will be applied prospectively and is effective for exit or disposal activities initiated after December 31, 2002. Early adoption is permitted.

  FASB Interpretation No. 45

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of the Interpretation apply on a prospective basis to guarantees issued or modified after December 31, 2002.

The Application of Critical Accounting Policies

        Our consolidated financial statements are based on the selection and application of accounting principles generally accepted in the United States of America, which require us to make estimates and assumptions about future events that affect the amounts reported in our financial statements and the accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to the financial statements. We believe that the following policies may involve a higher degree of judgment and complexity in their application and represent the critical accounting policies used in the preparation of our financial statements. If different assumptions or conditions were to prevail, the results could be materially different from our reported results.

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

  Deferred Tax Assets

        We currently have significant net deferred tax assets resulting from tax credit carryforwards, net operating losses and other deductible temporary differences, which are available to reduce taxable income in future periods. We recorded an increase of $563 million to our net deferred tax assets valuation allowance in the fourth quarter of fiscal 2002. The increase in the valuation allowance is composed of a $364 million charge included in the tax provision and a $202 million reduction in accumulated other comprehensive loss associated with the minimum pension liability recorded in accordance with SFAS No.87, "Employers' Accounting for Pensions." The increase in the valuation allowance was partially offset by $3 million of net operating losses that expired during the year. The valuation allowance was calculated in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes", which place primary importance on a company's cumulative operating results for the current and preceding years.

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

        The expected long-term rate of return on pension plan assets is selected by taking into account the expected duration of the projected benefit obligation for the plans, the asset mix of the plans, and the fact that the plan assets are actively managed to mitigate downside risk. The forward-looking assumptions underlying our expected long-term rate of return are developed by our investment adviser and reviewed by us for reasonableness. The return and risk assumptions consider such factors as expected future earnings growth, dividend yields and inflation rates. The returns are reviewed for reasonableness by comparison to published long-term historical market returns. Based on these factors, our expected long-term rate of return as of September 30, 2002 is 9%, consistent with the prior year. A 25 basis point change in the expected long-term rate of return would result in approximately a $6 million change in our pension expense.

        Avaya employs a policy asset allocation strategy whereby the assets in our portfolio are periodically rebalanced to maintain the desired target asset mix. Therefore, the actual asset allocation does not stray significantly from the targeted asset allocation. Based on our asset allocation strategy, and the correlation of the asset classes in our portfolio, the variability of returns around the mean, as measured by standard deviation, is approximately 9 percentage points. Therefore, in a normal probability distribution, about two-thirds of our returns will fall between plus and minus one standard deviation (+ 9 percentage points) from the mean.

        The market-related value of our plan assets is developed using a 5-year smoothing technique. The market-related value as of the measurement date is calculated as follows: (1) A preliminary market-related value is calculated by adjusting the market-related value at the beginning of the year for payments to and from plan assets and the expected return on assets during the year. The expected return on assets represents the expected long-term rate of return on plan assets adjusted plus or minus 2% based on the actual 10-year average rate of return on plan assets. (2) The final market-related value is determined as the preliminary market-related value from (1) above, plus 20% of the difference between the actual return and expected return for each of the past five years. The market-related value of assets will fall within a range of plus or minus 20% of the fair market value of assets.

        In fiscal 2002, the Company recorded pension expense and postretirement expense of $6 million and $23 million, respectively, including charges for curtailment and special termination benefits of $1 million each related to its pension plan in connection with the Company's business restructuring efforts. In addition, on September 30, 2002, our annual measurement date, the accumulated benefit obligation related to our pension plans exceeded the fair value of the pension plan assets (such excess is referred to as an unfunded accumulated benefit obligation). This difference is attributed to (1) an increase in the accumulated benefit obligation that resulted from the decrease in the interest rate used to discount the projected benefit obligation to its present settlement amount from 7% to 6.5% and (2) a decline in the fair value of the plan assets due to a sharp decrease in the equity markets at September 30, 2002. As a result, in accordance with SFAS 87, we recognized an additional minimum pension liability of $548 million included in benefit obligations, recorded a charge to accumulated other comprehensive loss of $513 million which decreased stockholders' equity, and recognized an intangible asset included in other assets of $35 million up to the amount of unrecognized prior service cost. The charge to stockholders' equity for the excess of additional pension liability over the unrecognized prior service cost represents a net loss not yet recognized as pension expense.

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

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, New York
November 27, 2002

Consolidated Statements of Operations
Avaya Inc. and Subsidiaries

	Year Ended September 30,
	2002	2001	2000
	(dollars in millions, except per share amounts)
Revenue
Products	$2,888	$4,507	$5,774
Services	2,068	2,286	1,958

	4,956	6,793	7,732

Costs
Products	1,748	2,331	3,471
Services	1,262	1,566	1,012

	3,010	3,897	4,483

Gross margin	1,946	2,896	3,249

Operating expenses
Selling, general and administrative	1,555	2,055	2,540
Business restructuring charges and related expenses, net of reversals	209	837	684
Goodwill and intangibles impairment charge	71	—	—
Research and development	459	536	468
Purchased in-process research and development	—	32	—

Total operating expenses	2,294	3,460	3,692

Operating loss	(348)	(564)	(443)
Other income (expense), net	(2)	31	71
Interest expense	(51)	(37)	(76)

Loss before income taxes	(401)	(570)	(448)
Provision (benefit) for income taxes	265	(218)	(73)

Net loss	$(666)	$(352)	$(375)

Net loss available to common stockholders:
Net loss	$(666)	$(352)	$(375)
Accretion of Series B preferred stock	(12)	(27)	—
Conversion charge related to Series B preferred stock	(125)	—	—

Net loss available to common stockholders	$(803)	$(379)	$(375)

Loss per common share:
Basic and Diluted	$(2.44)	$(1.33)	$(1.39)

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
Avaya Inc. and Subsidiaries

	As of September 30,
	2002	2001
	(dollars in millions, except per share amounts)
Assets
Current assets:
Cash and cash equivalents	$597	$250
Receivables, less allowances of $121 in 2002 and $105 in 2001	876	1,163
Inventory	467	649
Deferred income taxes, net	160	246
Other current assets	203	461

Total current assets	2,303	2,769

Property, plant and equipment, net	887	988
Deferred income taxes, net	372	529
Goodwill	144	175
Other assets	191	187

Total assets	$3,897	$4,648

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$374	$624
Short-term borrowings	—	145
Business restructuring reserve	170	179
Payroll and benefit obligations	309	349
Deferred revenue	91	206
Other current liabilities	380	604

Total current liabilities	1,324	2,107

Long-term debt	933	500
Benefit obligations	1,110	621
Other liabilities	530	544

Total non-current liabilities	2,573	1,665

Commitments and contingencies
Series B convertible participating preferred stock, par value $1.00 per share, 4 million shares authorized, issued and outstanding as of September 30, 2001	—	395

Stockholders' equity
Series A junior participating preferred stock, par value $1.00 per share, 7.5 million shares authorized; none issued and outstanding	—	—
Common stock, par value $0.01 per share, 1.5 billion shares authorized, 364,752,178 and 286,851,934 issued (including 557,353 and 147,653 treasury shares) as of September 30, 2002 and 2001, respectively	4	3
Additional paid-in capital	1,693	905
Accumulated deficit	(1,182)	(379)
Accumulated other comprehensive loss	(512)	(46)
Treasury stock at cost	(3)	(2)

Total stockholders' equity	—	481

Total liabilities and stockholders' equity	$3,897	$4,648

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Stockholders' Equity and of Comprehensive Loss
Avaya Inc. and Subsidiaries

	Year Ended September 30,
	2002	2001	2000
	(dollars in millions)
Former parent's net investment:
Beginning balance	$—	$—	$1,871
Net loss	—	—	(375)
Transfers to Lucent	—	—	(7,783)
Transfers from Lucent	—	—	7,115
Recapitalization upon Distribution	—	—	(828)

Ending balance	$—	$—	$—

Common stock:
Beginning balance	$3	$3	$—
Issuance of stock	1	—	3

Ending balance	$4	$3	$3

Additional paid-in capital:
Beginning balance	$905	$825	$—
Additional paid-in capital resulting from the Distribution	—	—	825
Issuance of warrants	—	32	—
Issuance of common stock for options exercised	2	7	—
Issuance of common stock to employees under the stock purchase plan	18	33	—
Issuance of other stock unit awards	24	28	—
Issuance of common stock in connection with the Warburg Transactions	628	—	—
Issuance of common stock through a public offering	112	—	—
Other stock transactions	4	22	—
Adjustment to Lucent capital contribution	—	(42)	—

Ending balance	$1,693	$905	$825

Accumulated deficit:
Beginning balance	$(379)	$—	$—
Preferred stock accretion	(12)	(27)	—
Preferred stock conversion and exercise of warrants charge	(125)	—	—
Net loss	(666)	(352)	—

Ending balance	$(1,182)	$(379)	$—

Accumulated other comprehensive loss:
Beginning balance	$(46)	$(64)	$(54)
Foreign currency translation	47	18	(10)
Minimum pension liability	(513)	—	—
Tax effect of minimum pension liability	202	—	—
Valuation allowance related to minimum pension liability	(202)	—	—

Ending balance	$(512)	$(46)	$(64)

Treasury stock:
Beginning balance	$(2)	$—	$—
Purchase of treasury stock at cost	(1)	(2)	—

Ending balance	$(3)	$(2)	$—

Total stockholders' equity	$—	$481	$764

Comprehensive loss:
Net loss	$(666)	$(352)	$(375)
Minimum pension liability, net of tax and valuation allowance	(513)	—	—
Foreign currency translations	47	18	(10)

Comprehensive loss	$(1,132)	$(334)	$(385)

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
Avaya Inc. and Subsidiaries

	Year Ended September 30,
	2002	2001	2000
	(dollars in millions)
Operating activities:
Net loss	$(666)	$(352)	$(375)
Adjustments to reconcile net loss from continuing operations to net cash provided by (used for) operating activities:
Business restructuring charges, net of reversals	188	659	595
Depreciation and amortization	229	273	220
Provision for uncollectible receivables	53	53	36
Deferred income taxes	(121)	(264)	(288)
Purchased in-process research and development	—	32	—
Gain on assets sold	(2)	(6)	(44)
Amortization of debt discount and deferred financing costs	21	—	—
Amortization of restricted stock units	23	10	7
Impairment of goodwill, intangible assets and investments	88	—	—
Deferred tax valuation allowance	364	—	—
Adjustments for other non-cash items, net	35	22	12
Changes in operating assets and liabilities, net of effects of acquired and divested businesses:
Receivables	586	198	(50)
Inventory	133	(6)	131
Accounts payable	(249)	(138)	298
Payroll and benefits, net	(98)	(215)	(372)
Business restructuring reserve	(187)	(327)	(21)
Deferred revenue	(98)	(132)	50
Other assets and liabilities	(101)	60	286

Net cash provided by (used for) operating activities	198	(133)	485

Investing activities:
Capital expenditures	(111)	(341)	(499)
Proceeds from the sale of property, plant and equipment	5	108	14
Disposal of businesses	—	—	82
Acquisitions of businesses, net of cash acquired	(6)	(120)	—
Purchases of equity investments	—	(27)	—
Other investing activities, net	3	15	(25)

Net cash used for investing activities	(109)	(365)	(428)

Financing activities:
Issuance of convertible participating preferred stock	—	368	—
Issuance of warrants	—	32	—
Issuance of common stock	235	40	—
Transfers to Lucent, net	—	—	(741)
Proceeds from (termination of) accounts receivable securitization	(200)	200	—
Borrowings (repayments) under credit facility	(200)	200	—
Net decrease in commercial paper	(432)	(348)	—
Assumption of commercial paper from Lucent	—	—	780
Repayment of other short-term borrowings	(13)	—	—
Issuance (repayment) of long-term borrowings	895	(9)	—
Payment of issuance costs related to debt and equity offerings	(29)	—	—
Other financing activities, net	(1)	—	3

Net cash provided by financing activities	255	483	42

Effect of exchange rate changes on cash and cash equivalents	3	(6)	(22)

Net increase (decrease) in cash and cash equivalents	347	(21)	77
Cash and cash equivalents at beginning of fiscal year	250	271	194

Cash and cash equivalents at end of fiscal year	$597	$250	$271

See Notes to Consolidated Financial Statements.

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

        Goodwill impairment is determined using a two-step approach. The first step of the goodwill test is used to identify potential impairment by comparing the fair value of a reporting unit, which is one level below the Company's operating segments, with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and the second step of the impairment test is unnecessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

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

Note 3 Recent Accounting Pronouncements

  SFAS 143

        In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which provides the accounting requirements for retirement obligations associated with tangible long-lived assets. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and is effective for the Company's 2003 fiscal year. The adoption of SFAS 143 is not expected to have a material impact on the Company's consolidated results of operations, financial position or cash flows.

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

  SFAS 146

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which addresses financial accounting and reporting for costs associated with exit or disposal activities, and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" which previously governed the accounting treatment for restructuring activities. SFAS 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS 144. Those costs include, but are not limited to, the following: (1) termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred-compensation contract, (2)costs to terminate a contract that is not a capital lease, and (3)costs to consolidate facilities or relocate employees. SFAS 146 does not apply to costs associated with the retirement of long-lived assets covered by SFAS 143. SFAS 146 will be applied prospectively and is effective for exit or disposal activities initiated after December 31, 2002. Early adoption is permitted.

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

        The changes in the carrying value of goodwill for fiscal 2002 by operating segment are as follows:

	Converged Systems and Applications	Small and Medium Business Solutions	Total
	(dollars in millions)
Balance as of September 30, 2001	$108	$67	$175
Goodwill acquired	6	—	6
Purchase accounting adjustment	5	—	5
Impact of foreign currency exchange rate fluctuations	(1)	3	2
Impairment loss	—	(44)	(44)

Balance as of September 30, 2002	$118	$26	$144

        For the fiscal year ended September 30, 2001 and 2000, goodwill amortization, net of tax, amounted to $38 million and $31 million, respectively. If Avaya had adopted SFAS 142 as of the beginning of the first quarter of fiscal 2000 and discontinued goodwill amortization, the Company's net loss and loss per common share on a pro forma basis would have been as follows:

	Year Ended September 30,
Pro Forma Results (dollars in millions, except per share amounts)
	2001	2000
Adjusted net loss	$(314)	$(344)
Accretion of Series B preferred stock	(27)	—

Adjusted loss available to common stockholders	$(341)	$(344)

Adjusted loss per common share:
Basic and Diluted	$(1.20)	$(1.28)

        The following table presents the components of the Company's acquired intangible assets with definite lives, which are included in other assets in the Consolidated Balance Sheets.

	As of September 30, 2002			As of September 30, 2001
Amortized Intangible Assets	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
	(dollars in millions)
Existing technology	$123	$105	$18	$160	$92	$68
Other intangibles	—	—	—	12	2	10

Total intangible assets	$123	$105	$18	$172	$94	$78

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

			Allocation of Purchase Price(1)				Amortization Period (in years)
	Acquisition Date	Purchase Price	Goodwill	Existing Technology	Other Intangibles	Purchased IPR&D	Existing Technology	Other Intangibles
	(dollars in millions)
Quintus(2)	April 11, 2001	$29	$11	$9	$—	$1	3	3
VPNet(3)	February 6, 2001	$117	$60	$30	$6	$31	5	5

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

  Other Transactions

        Aircraft Sale-Leaseback—In June 2001, the Company sold a corporate aircraft for approximately $34 million and subsequently entered into an agreement to lease it back over a five-year period. In March 2002, the Company elected to terminate the aircraft sale-lease-back agreement and, pursuant to the terms of the agreement, purchased the aircraft in April 2002 from the lessor for a purchase price equal to the unamortized lease balance of approximately $33 million.

        Outsourcing of Certain Manufacturing Facilities—In May 2001, the Company closed the first phase of a five-year strategic manufacturing agreement to outsource most of the manufacturing of its communications systems and applications to Celestica Inc. ("Celestica"). Avaya received $200 million in proceeds for assets transferred to Celestica and deferred $100 million of these proceeds, which are being recognized on a straight-line basis over the term of the agreement. As of September 30, 2002 and 2001, the unamortized portion of these proceeds amounted to $20 million in other current liabilities for both periods and $52 million and $71 million in other liabilities, respectively. The remaining phases of the transaction, which included closing the Shreveport, Louisiana facility, were completed in the first quarter of fiscal 2002.

Note 6 Supplementary Financial Information

  Statement of Operations Information

	Year Ended September 30,
	2002	2001	2000
	(dollars in millions)
DEPRECIATION AND AMORTIZATION INCLUDED IN COSTS:
Amortization of software development costs	$20	$24	$24
INCLUDED IN SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Amortization of goodwill	—	40	34
Amortization of intangible assets	35	32	21
INCLUDED IN COSTS AND OPERATING EXPENSES:
Depreciation and amortization of property, plant and equipment and internal use software	174	177	141

Total depreciation and amortization	$229	$273	$220

OTHER INCOME (EXPENSE), NET
Loss on foreign currency transactions	$(6)	$(5)	$(10)
Gain on assets sold	2	6	44
Interest income	20	27	7
Impairment of cost investments	(17)	—	—
Miscellaneous, net	(1)	3	30

Total other income (expense), net	$(2)	$31	$71

  Balance Sheet Information

	As of September 30,
	2002	2001
	(dollars in millions)
INVENTORY
Completed goods	$347	$420
Work in-process and raw materials	120	229

Total inventory	$467	$649

PROPERTY, PLANT AND EQUIPMENT, NET
Land and improvements	$45	$46
Buildings and improvements	531	485
Machinery and equipment	1,001	1,126
Assets under construction	16	47
Internal use software	105	89
Total property, plant and equipment	1,698	1,793
Less: Accumulated depreciation and amortization	(811)	(805)

Property, plant and equipment, net	$887	$988

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

  Supplemental Cash Flow Information

	Year Ended September 30,
	2002	2001
	(dollars in millions)
ACQUISITION OF BUSINESSES:
Fair value of assets acquired, net of cash acquired	$8	$192
Less: Fair value of liabilities assumed	(2)	(72)

Acquisition of businesses, net of cash acquired	$6	$120

        In the second quarter of fiscal 2001, the Company paid off $9 million of debt assumed from its acquisition of VPNet.

Year Ended September 30, 2000
(dollars in millions)
DISPOSITION OF BUSINESS:
Cash proceeds	$64
Less: Basis in net assets sold	(19)

Gain on business sold	$45

	Year Ended September 30,
	2002	2001
	(dollars in millions)
Interest payments, net of amounts capitalized	$8	$41

Income tax payments	$20	$66

	Year Ended September 30,
	2002	2001
	(dollars in millions)
NON-CASH TRANSACTIONS:
Accretion of Series B preferred stock	$12	$27
Book value of converted Series B preferred stock	395	—
Conversion charge related to Series B preferred stock	125	—
Issuance of common stock in connection with the Warburg transactions	(532)	—
Deferred taxes on stock options	4	—
Fair market value of stock options issued in connection with acquisition	—	16
Adjustments to Contribution by Lucent:

Accounts receivable	—	8
Property, plant and equipment, net	—	7
Net benefit assets	—	27

Total non-cash transactions	$4	$85

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

Note 7 Securitization of Accounts Receivable

        In June 2001, the Company entered into a receivables purchase agreement and transferred a designated pool of qualified trade accounts receivable to a special purpose entity ("SPE"), which in turn sold an undivided ownership interest in the pool of receivables to an unaffiliated financial institution for cash proceeds of $200 million. The designated pool of qualified receivables held by the SPE was pledged as collateral to secure the obligations to the financial institution. During the term of the receivables purchase agreement, the Company, through the SPE, had a retained interest in the designated pool of receivables, representing collateral for the sale, to the extent the value of the receivables exceeded the outstanding amount of the financial institution's investment. The financial institution had no recourse to the Company's other assets for failure of customers to pay when due and the assets of the SPE were not available to pay creditors of the Company.

        The Company was responsible for defined fees payable monthly to the financial institution for costs associated with the outstanding capital issued by the financial institution to fund the purchase of receivables. The Company continued to service, administer and collect the receivables on behalf of the financial institution and received a fee for performance of these services. Collections of receivables were used by the SPE to repay the financial institution's investment in accordance with the receivables purchase agreement, and the financial institution in turn purchased, from time to time, new interests in receivables up to an aggregate investment at any time of $200 million.

        The transfer of accounts receivable was accounted for as a sale and, accordingly, during the term of the securitization, the accounts receivable balances were removed from the Consolidated Balance Sheet and the proceeds received from the sale were reflected as cash provided by financing activities in the Consolidated Statement of Cash Flows. The fair value of the Company's retained interest, which approximated its carrying amount because of the short-term nature of the receivables, was recorded in other current assets. The Company reviewed the fair value assigned to retained interests at each reporting date using similar valuation techniques as those used to initially measure the retained interest. The Company did not record an asset or liability related to any servicing obligations because the servicing fee received was determined to be just adequate to compensate the Company for its servicing responsibilities. Although not material, costs associated with the sales of the receivables were recorded in other income, net in the Consolidated Statement of Operations in fiscal 2001. No significant gains or losses resulted from these transactions.

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

Note 8 Business Restructuring Charges and Related Expenses

        The following table summarizes the status of the Company's business restructuring reserve and other related expenses during fiscal 2002, 2001 and 2000:

	Business Restructuring Reserve
					Other Related Expenses		Total Business Restructuring Reserve and Related Expenses
				Total Business Restructuring Reserve
	Employee Separation Costs	Lease Termination Obligations	Other Exit Costs		Asset Impairments	Incremental Period Costs
	(dollars in millions)
FISCAL 2000:
Charges	$365	$127	$28	$520	$75	$89	$684
Cash payments	(20)	—	(1)	(21)	—	(89)	(110)
Asset impairments	—	—	—	—	(75)	—	(75)

Balance as of September 30, 2000	$345	$127	$27	$499	$—	$—	$499

FISCAL 2001:
Charges	$650	$24	$—	$674	$20	$178	$872
Reversals	(17)	(7)	(11)	(35)	—	—	(35)
Decrease in prepaid benefit costs/increase in benefit obligations, net	(577)	—	—	(577)	—	—	(577)
Cash payments	(250)	(66)	(11)	(327)	—	(178)	(505)
Asset impairments	—	—	—	—	(20)	—	(20)
Reclassification	(55)	—	—	(55)	—	—	(55)

Balance as of September 30, 2001	$96	$78	$5	$179	$—	$—	$179

FISCAL 2002:
Charges	$116	$84	$1	$201	$7	$21	$229
Reversals	(13)	(4)	(3)	(20)	—	—	(20)
Net increase in benefit obligations	(3)	—	—	(3)	—	—	(3)
Cash payments	(128)	(56)	(3)	(187)	—	(21)	(208)
Asset impairments	—	—	—	—	(7)	—	(7)

Balance as of September 30, 2002	$68	$102	$—	$170	$—	$—	$170

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

        The charge for employee separation costs was composed of $113 million for severance and other such costs as well as $3 million primarily related to the cost of curtailment in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" ("SFAS 88"). Lease termination costs included approximately $72 million of real estate, net of anticipated sublease income and $12 million of information technology lease termination payments. The $28 million of other related expenses include relocation and consolidation costs, computer transition expenditures, and asset impairments associated with the Company's ongoing restructuring initiatives.

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

Note 9 Short-term Borrowings and Long-term Debt

        Short-term borrowings and long-term debt outstanding consisted of the following:

	As of September 30,
	2002	2001
	(dollars in millions)
Short-term borrowings:
Five-year revolving credit facility	$—	$132
Other short-term borrowings	—	13

Total short-term borrowings, including current maturities	—	145

Long-term debt:
Commercial paper	—	432
Five-year revolving credit facility	—	68
LYONs convertible debt, net of discount	476	—
Senior Secured Notes, net of discount	457	—

Total long-term debt	933	500

Total short-term borrowings and long-term debt	$933	$645

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

As of September 30,
	2002	2001
Moody's:
Commercial paper	No Rating	P-2
Long-term senior unsecured debt	BA3	Baa1
Senior secured notes	BA2	No Rating
Standard & Poor's:
Commercial paper	No Rating	A-2
Long-term senior unsecured debt	B	No Rating
Senior secured notes	B+	No Rating
Corporate credit	Bb-	Bbb

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

        As of September 30, 2002, the total commitments under the five-year Credit Facility were $561 million, but will be subject to mandatory reduction as follows:

  •
  reduced to $500 million on December 1, 2003;
  •
  reduced to $425 million on March 1, 2004;
  •
  reduced to $350 million on June 1, 2004; and
  •
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

        The Company's Credit Facilities were most recently amended in September 2002. Borrowings under the five-year Credit Facility are available for general corporate purposes and, subject to certain conditions, for acquisitions up to $75 million. The five-year Credit Facility provides, at the Company's option, for fixed and floating rate borrowings from committed loans by the lenders who are party to the Credit Facility agreement and through competitive bid procedure. Fixed rate committed loans under the amended five-year Credit Facility bear interest at a rate equal to (i) the greater of (a) Citibank, N.A.'s base rate, which was 4.75% at September 30, 2002 and (b) the federal funds rate, which was 1.75% at September 30, 2002, plus 0.5% plus (ii) a margin based on the Company's long-term debt rating (the "Applicable Margin"). Floating rate committed loans bear interest at a rate equal to LIBOR plus the Applicable Margin. A utilization fee based on the Company's long-term debt rating (the "Applicable Utilization Fee") is added to fixed and floating rate committed loans when the aggregate of such borrowings exceed 50% of the amount available under the Credit Facility. Based on the Company's current long-term debt rating, the Applicable Margins for the five-year Credit Facility are 1.5% for fixed rate committed loans and 3.0% for floating rate committed loans, and the Applicable Utilization Fee for both fixed and floating rate committed loans is 0.5%. Funds are also available through competitive bid at a fixed rate determined by the lender or at a floating interest rate equal to LIBOR plus a margin specified by the lender.

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

        The five-year Credit Facility contains certain covenants, including limitations on the Company's ability to incur liens in certain circumstances or enter into certain change of control transactions. In addition, the Company is required to maintain certain financial covenants relating to a minimum amount of earnings before interest, taxes, depreciation and amortization ("EBITDA") and a minimum ratio of EBITDA to interest expense. In particular, the Company is required to maintain a minimum EBITDA of:

  •
  $70 million for the three quarter period ending September 30, 2002;
  •
  $100 million for the four quarter period ending December 31, 2002;
  •
  $115 million for the four quarter period ending March 31, 2003;
  •
  $150 million for the four quarter period ending June 30, 2003;
  •
  $250 million for the four quarter period ending September 30, 2003;
  •
  $350 million for the four quarter period ending December 31, 2003; and
  •
  $400 million for each of the four quarter periods thereafter.

        In addition, the five-year Credit Facility requires the Company to maintain a ratio of EBITDA to interest expense of:

  •
  1.70 to 1 for each of the four quarter periods ending September 30, 2002, December 31, 2002 and March 31, 2003;
  •
  2.25 to 1 for the four quarter period ending June 30, 2003;
  •
  3.50 to 1 for the four quarter period ending September 30, 2003; and

  •
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

        Based on the Company's current debt ratings, any borrowings under the five-year Credit Facility are secured, subject to certain exceptions, by security interests in the Company's equipment, accounts receivable, inventory, and U.S. intellectual property rights of the Company and that of any of its subsidiaries guaranteeing its obligations under the amended five-year Credit Facility. Borrowings are also secured by a pledge of the stock of most of the Company's domestic subsidiaries and 65% of the stock of a foreign subsidiary that, together with its subsidiaries, holds the beneficial and economic right to utilize certain of the Company's domestic intellectual property rights outside of North America. The security interests would be suspended in the event the Company's corporate credit rating was at least BBB by Standard & Poor's and its long-term senior unsecured debt rating was at least Baa2 by Moody's, in each case with a stable outlook.

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

  LYONs Convertible Debt

        In the first quarter of fiscal 2002, the Company sold through an underwritten public offering under a shelf registration statement an aggregate principal amount at maturity of approximately $944 million of Liquid Yield Option™ Notes due 2021 ("LYONs"). The proceeds of approximately $448 million, net of a $484 million discount and $12 million of underwriting fees, were used to refinance a portion of the Company's outstanding commercial paper. The underwriting fees of $12 million were recorded as deferred financing costs and are being amortized to interest expense over a three-year period through

October 31, 2004, which represents the first date holders may require the Company to purchase all or a portion of their LYONs. In fiscal 2002, $4 million of deferred financing costs were recorded as interest expense.

        The original issue discount of $484 million accretes daily at a rate of 3.625% per year calculated on a semiannual bond equivalent basis. The Company will not make periodic cash payments of interest on the LYONs. Instead, the amortization of the discount is recorded as interest expense and represents the accretion of the LYONs issue price to their maturity value. In fiscal 2002, $16 million of interest expense on the LYONs was recorded resulting in an accreted value of $476 million as of September 30, 2002. The discount will cease to accrete on the LYONs upon maturity, conversion, purchase by the Company at the option of the holder, or redemption by Avaya. The LYONs are unsecured obligations that rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of Avaya.

        The LYONs are convertible into 35,333,073 shares of Avaya common stock at any time on or before the maturity date. The conversion rate will not be adjusted for accrued original issue discount. Upon conversion, the holder will not receive any cash payment representing accrued original issue discount. Accrued original issue discount will be considered paid by the shares of common stock received by the holder of the LYONs upon conversion.

        The Company will adjust the conversion rate for:

  •
  dividends or distributions on its common stock payable in its common stock or other capital stock of Avaya;

  •
  subdivisions, combinations or certain reclassifications or its common stock;

  •
  distributions to all holders of its common stock of certain rights to purchase its common stock for a period expiring within 60 days at less than the current sale price; and

  •
  distributions to the holders of its common stock of a portion of its assets (including shares of capital stock of, or similar equity interests in, a subsidiary or other business unit of the Company) or debt securities issued by the Company or certain rights to purchase its securities (excluding cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 5% of the sale price of the Company's common stock on the day preceding the date of declaration of the dividend or other distribution).

        The Company and the trustee may modify or amend the LYONs or the indenture governing the LYONs with the consent of the holders of not less than a majority in aggregate principal amount at maturity of the LYONs then outstanding, however, the consent of the holders of each outstanding LYON would be required to make certain changes to the terms of the indenture and the LYONs, including any change that adversely affect the rights of a holder to convert a LYON.

        Avaya may redeem all or a portion of the LYONs for cash at any time on or after October 31, 2004 at a price equal to the sum of the issue price and accrued original issue discount on the LYONs as of the applicable redemption date. Conversely, holders may require the Company to purchase all or a portion of their LYONs on October 31, 2004, 2006 and 2011 at a price equal to the sum of the issue price and accrued original issue discount on the LYONs as of the applicable purchase date. The Company may, at its option, elect to pay the purchase price in cash or shares of common stock, or any combination thereof. If the Company were to purchase all of the LYONs at the option of the holders, the aggregate purchase price would be approximately $512 million on October 31, 2004, $550 million on October 31, 2006 and $659 million on October 31, 2011. If the Company elected to pay the purchase price in shares of Avaya common stock, the number of shares would be equal to the purchase price divided by the average of the market prices of Avaya common stock for the five trading day period ending on the third business day prior to the applicable purchase date.

        The indenture governing the LYONs includes certain covenants, including a limitation on the Company's ability to grant liens on significant domestic real estate properties or the stock of its subsidiaries holding such properties.

  Senior Secured Notes

        In March 2002, the Company issued through an underwritten public offering under a shelf registration statement $440 million aggregate principal amount of 11.125% Senior Secured Notes due April 2009 (the "Senior Secured Notes") and received net proceeds of approximately $425 million, net of a $5 million discount and $10 million of issuance costs. Interest on the Senior Secured Notes is payable on April 1 and October 1 of each year beginning on October 1, 2002. The Company recorded interest expense of $25 million for fiscal 2002. The $5 million discount is being amortized to interest expense over the seven-year term to maturity. The $10 million of issuance costs were recorded as deferred financing costs and are also being amortized to interest expense over the term of the Senior Secured Notes. The proceeds from the issuance were used to repay amounts outstanding under the five-year Credit Facility and for general corporate purposes. As of September 30, 2002, the carrying value of the Senior Secured Notes was $457 million, which includes $22 million related to the increase in the fair market value of the hedged portion of such debt.

        The Company may redeem the Senior Secured Notes, in whole or from time to time in part, at the redemption prices expressed as a percentage of the principal amount plus accrued and unpaid interest to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the following years: (i) 2006 at 105.563%; (ii) 2007 at 102.781%; and (iii) 2008 at 100.0%.

        The Senior Secured Notes are secured by a second priority security interest in the collateral securing the Company's obligations under the five-year Credit Facility and its obligations under the interest rate swap agreements. In the event that (i) the Company's corporate credit is rated at least BBB by Standard & Poor's and its long-term senior unsecured debt is rated at least Baa2 by Moody's, each without a negative outlook or its equivalent, or (ii) subject to certain conditions, at least $400 million of unsecured indebtedness is outstanding or available under the Credit Facilities or a bona fide successor credit facility, the security interest in the collateral securing the Senior Secured Notes will terminate. The indenture governing the Senior Secured Notes includes negative covenants that limit the Company's ability to incur secured debt and enter into sale/leaseback transactions. In addition, the indenture also includes conditional covenants that limit the Company's ability to incur debt, enter into affiliate transactions, or make restricted payments or investments and advances. These conditional covenants will apply to the Company until such time that the Senior Secured Notes are rated at least BBB- by Standard & Poor's and Baa3 by Moody's, in each case without a negative outlook or its equivalent.

Note 10 Derivatives and Other Financial Instruments

        The Company conducts its business on a multi-national basis in a wide variety of foreign currencies and, as such, uses derivative financial instruments to reduce earnings and cash flow volatility associated with foreign exchange rate changes. Specifically, the Company uses foreign currency forward contracts, and to a lesser extent, foreign currency options to mitigate the effects of fluctuations of exchange rates associated with certain existing assets and liabilities that are denominated in non-functional currencies and, from time to time, to reduce anticipated net foreign currency cash flows resulting from normal business operations. In addition, the Company uses interest rate swap agreements to manage its proportion of fixed and floating rate debt and to reduce interest expense.

        The Company engages in foreign currency hedging activities to reduce the risk that changes in exchange rates will adversely affect the eventual net cash flows resulting from the sale of products to foreign customers and purchases from foreign suppliers. The Company believes that it has achieved risk reduction and hedge effectiveness because the gains and losses on its derivative instruments substantially offset the losses and gains on the assets, liabilities and transactions being hedged. Hedge effectiveness is periodically measured by comparing the change in fair value of each hedged foreign currency exposure at the applicable market rate with the change in market value of the corresponding derivative instrument.

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

  Forecasted Transactions

        From time to time, the Company uses foreign currency forward and option contracts to offset certain forecasted foreign currency transactions primarily related to the purchase or sale of product expected to occur during the ensuing twelve months. The change in the fair value of foreign currency forward and option contracts is recognized as other income or expense in the period in which the exchange rates change. The Company did not use any foreign currency forward or option contracts for forecasted transactions in fiscal 2002. For the fiscal year ended September 30, 2001, these gains and losses were not material to the Company's results of operations. As permitted under SFAS 133, we have elected not to designate our forward and option contracts as hedges thereby precluding the use of hedge accounting for these instruments.

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

  Interest Rate Swap Agreements

        In April 2002, the Company entered into two interest rate swap agreements with a total notional amount of $200 million that mature in April 2009 and were executed in order to: (i) convert a portion of the Senior Secured Notes fixed-rate debt into floating-rate debt; (ii) maintain a capital structure containing appropriate amounts of fixed and floating-rate debt; and (iii) reduce net interest payments and expense in the near-term. Under these agreements, the Company receives a fixed interest rate of 11.125% and pays a floating interest rate based on LIBOR plus an agreed-upon spread, which was equal to a weighted average interest rate of 6.8% as of September 30, 2002. The amounts paid and received are calculated based on the total notional amount of $200 million. Since the relevant terms of the swap agreements match the corresponding terms of the Senior Secured Notes, there is no hedge ineffectiveness. Accordingly, as required by SFAS 133, gains and losses on the swap agreements will fully offset the losses and gains on the hedged portion of the Senior Secured Notes, which are marked to market at each reporting date. As of September 30, 2002, the Company recorded the fair market value of the swaps of $22 million as other assets along with a corresponding increase to the hedged debt with equal and offsetting unrealized gains and losses included in other income (expense), net.

        Interest payments are recognized through interest expense and are made and received on the first day of each April and October, commencing on October 1, 2002 and ending on the maturity date. On the last day of each semi-annual interest payment period, the interest payment for the previous six months will be made based upon the six-month LIBOR rate (in arrears) on that day, plus the applicable margin, as shown in the table below. Since the interest rate is not known until the end of each semi-annual interest period, estimates are used during such period based upon published forward-looking LIBOR rates. Any differences between the estimated interest expense and the actual interest payment are recorded to interest expense at the end of each semi-annual interest period. These interest rate swaps resulted in a reduction to actual interest expense in fiscal 2002 of $4 million.

        The following table outlines the terms of the swap agreements:

Maturity Date	Notional Amount (dollars in millions)	Receive Fixed Interest Rate	Pay Variable Interest Rate
April 2009	$150	11.125%	Six-month LIBOR (in arrears) plus 5.055% spread
April 2009	50	11.125%	Six-month LIBOR (in arrears) plus 5.098% spread

Total	$200

        Each counterparty to the swap agreements is a lender under the five-year Credit Facility. The Company's obligations under these swap agreements are secured on the same basis as its obligations under the five-year Credit Facility.

  Fair Value

        The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, commercial paper and other short-term borrowings approximate fair value because of their short-term maturity and variable rates of interest. Except for the LYONs and Senior Secured Notes, the carrying value of debt outstanding under the Credit Facilities approximates fair value as interest rates on these borrowings approximate current market rates. The fair value of the LYONs and Senior Secured Notes as of September 30, 2002 are estimated to be $193 million and $279 million, respectively, and are based on using quoted market prices and yields obtained through independent pricing sources for the same or similar types of borrowing arrangements taking into consideration the underlying terms of the debt. As of September 30, 2002, the fair value of the Company's interest rate swaps was $22 million based upon a mark-to-market valuation performed by an independent financial institution.

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

Note 11 Convertible Participating Preferred Stock and Other Related Equity Transactions

  Warburg Transactions

        In October 2000, the Company sold to Warburg Pincus Equity Partners, L.P. and certain of its investment funds (the "Warburg Entities") four million shares of the Company's Series B convertible participating preferred stock and warrants to purchase the Company's common stock for an aggregate purchase price of $400 million. In March 2002, the Company completed a series of transactions pursuant to which the Warburg Entities (i) converted all four million shares of the Series B preferred stock into 38,329,365 shares of Avaya's common stock based on a conversion price of $11.31 per share, which was reduced from the original conversion price of $26.71 per share, (ii) purchased an additional 286,682 shares of common stock by exercising a portion of the warrants at an exercise price of $34.73 per share resulting in gross proceeds of approximately $10 million, and (iii) purchased 14,383,953 shares of the Company's common stock for $6.26 per share, which was the reported closing price of Avaya's common stock NOTE 11 on the New York Stock Exchange on the March 8, 2002, resulting in gross proceeds of approximately $90 million. In connection with these transactions, the Company incurred approximately $4 million of transaction costs, which were recorded as a reduction to additional paid-in capital. As of September 30, 2002, there were no shares of Series B preferred stock outstanding and, accordingly, the Series B preferred stock has ceased accruing dividends.

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

        The conversion of the Series B preferred stock and the exercise of the warrants resulted in a charge to accumulated deficit of approximately $125 million, in addition to the $5 million accretion of the Series B preferred stock from January 1, 2002 through the date of conversion. This charge primarily represents the impact of reducing the preferred stock conversion price from $26.71 per share as originally calculated to $11.31 per share, as permitted under the purchase agreement. The Company recorded a total of $12 million of accretion for the period from October 1, 2001 through the date of conversion.

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

Note 12 Loss Per Share of Common Stock

        Basic earnings (loss) per common share is calculated by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the year. Since the Distribution was not effective until September 30, 2000, the weighted average number of common shares outstanding during fiscal 2000 was calculated based on a twelve-to-one ratio of Lucent's weighted average number of shares to Avaya's weighted average number of shares. Diluted earnings (loss) per common share is calculated by adjusting net income available to common stockholders and weighted average outstanding shares, assuming conversion of all potentially dilutive securities including stock options, warrants, convertible participating preferred stock and convertible debt.

        Net loss available to common stockholders for both the basic and diluted loss per common share calculations for the fiscal year ended September 30, 2002 includes the $125 million conversion charge related to the Series B preferred stock.

	Year Ended September 30,
	2002	2001	2000
	(dollars in millions, except per share amounts)
Net loss available to common stockholders	$(803)	$(379)	$(375)

SHARES USED IN COMPUTING LOSS PER COMMON SHARE:
Basic and Diluted	330	284	269

LOSS PER COMMON SHARE:
Basic and Diluted	$(2.44)	$(1.33)	$(1.39)

SECURITIES EXCLUDED FROM THE COMPUTATION OF DILUTED LOSS PER COMMON SHARE:
Options(1)	45	52	9
Series B preferred stock(2)	38	16	—
Warrants(1)	12	12	—
Convertible debt(1)	93	—	—

Total	188	80	9

(1)
These securities have been excluded from the diluted loss per common share calculation since the effect of their inclusion would have been antidilutive.

(2)
As a result of the conversion of the Series B convertible participating preferred stock during fiscal 2002, the conversion price was decreased from $26.71 per share to $11.31 per share. When applying the "if-converted" method in fiscal 2002, the shares are assumed to have been converted from October 1, 2001 through the date of conversion.

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

	Year Ended September 30,
	2002	2001	2000
U.S. federal statutory income tax rate (benefit)	(35.0)%	(35.0)%	(35.0)%
State and local income taxes, net of federal income tax effect	(3.4)	(4.3)	(4.8)
Tax differentials on foreign earnings	13.6	(2.2)	3.7
Purchased in-process research and development and other acquisition-related costs	—	2.4	—
Non-deductible restructuring costs	2.7	2.3	18.2
Other differences—net	(2.6)	(1.5)	1.6
Valuation allowance	90.7	—	—

Effective tax rate (benefit)	66.0%	(38.3)%	(16.3)%

        The following table presents the U.S. and foreign components of loss before income taxes and the provision (benefit) for income taxes:

	Year Ended September 30,
	2002	2001	2000
	(dollars in millions)
LOSS BEFORE INCOME TAXES:
U.S.	$(352)	$(456)	$(588)
Foreign	(49)	(114)	140

Loss before income taxes	$(401)	$(570)	$(448)

PROVISION (BENEFIT) FOR INCOME TAXES:
CURRENT
Federal	$—	$—	$130
State and local	—	—	11
Foreign	22	46	74

Subtotal	22	46	215

DEFERRED
Federal	199	(219)	(244)
State and local	45	(38)	(44)
Foreign	(1)	(7)	—

Subtotal	243	(264)	(288)

Provision (benefit) for income taxes	$265	$(218)	$(73)

        The components of deferred tax assets and liabilities as of September 30, 2002 and 2001 are as follows:

	As of September 30,
	2002	2001
	(dollars in millions)
DEFERRED INCOME TAX ASSETS
Benefit obligations	$523	$249
Accrued liabilities	387	353
Net operating loss/credit carryforwards	241	280
Other	82	50

Gross deferred tax assets	1,233	932

DEFERRED INCOME TAX LIABILITIES
Property, plant and equipment	(5)	(37)
Other	(84)	(71)

Gross deferred tax liabilities	(89)	(108)

Valuation allowance	(612)	(49)

NET DEFERRED TAX ASSET	$532	$775

        As of September 30, 2002, the Company had tax credit carryforwards of $41 million and federal, state and local and foreign net operating loss carryforwards (after-tax) of $200 million. The various tax credit carryforwards of $9 million, $15 million and $17 million expire within 5 years, between 5 and ten years and in excess of ten years, respectively. Federal and state net operating loss carryforwards expire through the year 2022, the majority of which expire in excess of ten years. The majority of foreign net operating loss carryforwards have no expiration.

        The Company recorded an increase of $563 million to its net deferred tax asset valuation allowance. The increase in the valuation allowance is comprised of a $364 million charge included in the provision for income taxes and a $202 million reduction in accumulated other comprehensive loss associated with the minimum pension liability recorded in accordance with SFAS No. 87, "Employers' Accounting for Pensions," ("SFAS 87"). The increase in the valuation allowance was partially offset with $3 million of net operating losses that expired during the year. The valuation allowance was calculated in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes," which place primary importance on the Company's cumulative operating results.

        In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and certain distinct tax planning strategies in making this assessment. The amount of net deferred tax determined to be realizable was measured by calculating the tax effect of the tax planning strategies, which include potential sale of assets and liabilities. Based on this assessment, the Company determined that it is more likely than not that $532 million of such assets will be realized, therefore resulting in a valuation allowance of $612 million. If changes occur in the assumptions underlying the Company's tax planning strategies or in the scheduling of the reversal of the Company's deferred tax liabilities, the valuation allowance may need to be adjusted in the future.

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

        In fiscal 2001, the Company recorded pension and postretirement expense of $457 million and $138 million, respectively, including charges for curtailment and special termination benefits of $474 million and $112 million, respectively, in connection with the Company's business restructuring efforts. The Company's pension plans experienced significant decreases in the number of active employees due to these restructuring initiatives related to the manufacturing outsourcing transaction and an early retirement program. As a result, interim measurements were performed and curtailment accounting was implemented. The Company recognized a charge from curtailment and special termination benefits related to its pension plan of $26 million and $448 million, respectively. The Company has several non-pension postretirement benefit plans. Consistent with the curtailment accounting recorded for pensions during fiscal 2001, the Company recorded curtailment and special termination benefit charges of $91 million and $21 million, respectively. The special termination benefits provided employees with improved pension benefits and earlier eligibility for postretirement benefits.

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

        The pension and postretirement costs incurred by Lucent for employees who performed services for the Company were based on estimated plan assets being equal to a proportional share of plan obligations incurred by Lucent for employees who performed services for the Company. In relation to the Lucent plans, in fiscal 2000, the Company recorded postretirement expense of $49 million, as adjusted through the Former Parent's net investment and pension expense of $170 million, of which $55 million was attributed to enhanced severance benefits related to the Company's fiscal 2000 restructuring initiative. The enhanced severance benefits charge was originally incurred as a business restructuring expense in fiscal 2000 related to the manufacturing outsourcing transaction and was subsequently reclassified in fiscal 2001 out of the business restructuring reserve and recorded as a reduction to prepaid benefit costs.

        The following table shows the activity in Avaya's defined benefit pension and postretirement plans:

	Pension Benefits As of September 30,		Postretirement Benefits As of September 30,
	2002	2001	2002	2001
	(dollars in millions)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation as of October 1	$2,518	$1,758	$513	$412
Adjustment for final obligation assumed from Lucent	—	(174)	—	(48)
Service cost	54	79	6	11
Interest cost	171	128	36	30
Amendments	11	(76)	—	(35)
Actuarial loss (gain)	177	399	58	124
Special termination benefits	1	448	—	21
Reclassification	—	55	—	—
Benefits paid	(193)	(99)	(27)	(2)

Benefit obligation as of September 30	$2,739	$2,518	$586	$513

CHANGE IN PLAN ASSETS
Fair value of plan assets as of October 1	$2,371	$2,985	$174	$255
Actual return on plan assets	(241)	(255)	(13)	(44)
Adjustment for final assets assumed from Lucent	—	(260)	—	(36)
Employer contributions	4	—	14	1
Benefits paid	(193)	(99)	(28)	(2)

Fair value of plan assets as of September 30	$1,941	$2,371	$147	$174

UNFUNDED STATUS OF THE PLAN	$(798)	$(147)	$(439)	$(339)
Unrecognized prior service cost	1	(5)	(16)	(16)
Unrecognized transition asset	(1)	(7)	—
Unrecognized net (gain)/loss	626	(11)	124	34

Accrued benefit cost	$(172)	$(170)	$(331)	$(321)

AMOUNT RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS CONSISTS OF:
Accrued benefit cost	$(720)	$(170)	$(331)	$(321)
Intangible asset	35	—	—	—
Accumulated other comprehensive loss	513	—	—	—

Net amount recognized	$(172)	$(170)	$(331)	$(321)

	As of September 30,
	2002	2001
PENSION AND POSTRETIREMENT BENEFITS WEIGHTED AVERAGE ASSUMPTIONS
Discount rate	6.5%	7.0%
Expected return on plan assets	9.0%	9.0%
Rate of compensation increase	4.0%	4.5%

        For postretirement healthcare, an 11.1% annual rate of increase in the per capita cost of covered healthcare benefits was assumed for fiscal year 2003. The rate was assumed to decline gradually to 5.0% by the year 2009, and remain at that level thereafter.

	Pension Benefits Year ended September 30,			Postretirement Benefits Year ended September 30,
	2002	2001	2000	2002	2001	2000
	(dollars in millions)
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost	$54	$79	$115	$6	$11	$16
Interest cost	171	128	195	37	30	44
Expected return on plan assets	(217)	(208)	(200)	(19)	(18)	(17)
Amortization of unrecognized prior service cost	4	16	23	—	5	7
Recognized net actuarial loss	(1)	(19)	(1)	(1)	(2)	(1)
Amortization of transition asset	(7)	(13)	(17)	—	—	—
Curtailment expense	1	26	—	—	91	—
Special termination benefits	1	448	—	—	21	—
Enhanced severance benefits	—	—	55	—	—	—

Net periodic benefit cost	$6	$457	$170	$23	$138	$49

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

Note 15 Stock Compensation Plans

        The Company has stock compensation plans, which provide for the issuance to eligible employees of nonqualified stock options and restricted stock units representing Avaya common stock. In addition, the Company has a stock purchase plan under which eligible employees have the ability to purchase shares of Avaya common stock at 85% of market value.

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

        Prior to fiscal 2001, certain employees of the Company were granted stock options and other equity-based awards under Lucent's stock-based compensation plans. At the time of the Distribution, unvested awards outstanding under Lucent's stock plans that were held by Lucent employees who transferred to the Company were converted to awards to acquire stock of Avaya. Vested Lucent stock options remained options to acquire Lucent common stock, subject to adjustments as described below. The Avaya stock options and other awards as converted have the same vesting provisions, option periods, and other terms and conditions as the Lucent options and awards they replaced. The number of shares and exercise price of each stock option was adjusted so that each option, whether a Lucent option or an Avaya option, had the same ratio of the exercise price per share to the market value per share, and the same aggregate difference between market value and exercise price (intrinsic value), as the Lucent stock options prior to the Distribution. Upon conversion, the stock options retained the measurement date from the original issuance.

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

	Shares (000's)	Weighted Average Exercise Price
OPTIONS OUTSTANDING AS OF SEPTEMBER 30, 1999	31,601	$27.87
Granted/Assumed	18,431	52.66
Exercised	(5,124)	12.26
Forfeited/Expired/Transferred(1)	(7,176)	28.37

OPTIONS OUTSTANDING AS OF SEPTEMBER 30, 2000 (IMMEDIATELY PRIOR TO DISTRIBUTION)	37,732	41.90
Less: Lucent vested options	(7,147)	17.50

Lucent unvested options to be converted	30,585	47.61

AVAYA OPTIONS CONVERTED AT DISTRIBUTION DATE, SEPTEMBER 30, 2000	44,971	31.63
Granted/Assumed	31,626	15.00
Exercised	(1,384)	4.81
Forfeited/Expired/Exchanged(2)	(26,890)	30.35

OPTIONS OUTSTANDING AS OF SEPTEMBER 30, 2001	48,323	19.83
Granted	10,391	6.53
Exercised	(153)	3.84
Forfeited and Expired(3)	(13,733)	24.23

Options Outstanding as of September 30, 2002	44,828	$15.46

(1)
Includes 7,133 options attributable to the movement of employees between Avaya and Lucent during the year.

(2)
Includes the exchange of 19,506 employee stock options for restricted stock units, as noted below.

(3)
Primarily represents normal option expiration and forfeitures attributed to employee departures resulting from the Company's business restructuring initiatives.

        The weighted average fair value of Avaya's stock options granted during the fiscal years ended September 30, 2002 and 2001 and Lucent's stock options granted during the fiscal year ended September 30, 2000, calculated using the Black-Scholes option-pricing model, was $3.14, $5.86, and $15.75 per share, respectively.

        The following table summarizes the status of the Company's stock options as of September 30, 2002:

	Stock Options Outstanding			Stock Options Exercisable
Range of Exercise Prices	Shares (000's)	Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares (000's)	Weighted Average Exercise Price
$0.01 to $6.54	9,085	6.60	$6.12	165	$2.38
$6.55 to $9.70	1,090	7.01	7.87	357	7.91
$9.71 to $14.52	4,872	7.60	12.09	1,697	12.15
$14.53 to $21.45	21,337	7.97	15.48	8,123	15.21
$21.46 to $51.21	8,444	6.27	28.36	7,740	27.54

Total	44,828		$15.46	18,082	$19.94

        At September 30, 2001, there were 13.4 million exercisable outstanding stock options with a weighted average exercise price of $26.03. There were no stock options exercisable as of September 30, 2000.

  Employee Stock Purchase Plan

        Under the terms of the Avaya Inc. 2000 Employee Stock Purchase Plan ("2000 ESPP"), eligible employees may have up to 10% of eligible compensation deducted from their pay to purchase Avaya common stock. The termination date of the 2000 ESPP is March 1, 2003, but a replacement plan with the same terms and conditions is set to take effect on January 1, 2003, subject to shareholder approval. As a result, no purchases will be permitted under the 2000 ESPP after December 31, 2002.

        Under the 2000 ESPP, the per share purchase price is 85% of the average high and low per share trading price of Avaya's common stock on the New York Stock Exchange ("NYSE") on the last trading day of each month. During the fiscal years ended September 30, 2002 and 2001, 3.8 million and 3.0 million shares were purchased under the 2000 ESPP at a weighted average price of $4.85 and $10.95, respectively. In fiscal 2000, 1.3 million Lucent shares were purchased under the Lucent Employee Stock Purchase Plan by employees who were transferred to the Company upon the Distribution, at a weighted average price of $45.50.

        In October 2002, the Company's Board of Directors approved the Avaya Inc. 2003 Employee Stock Purchase Plan ("2003 ESPP"), which has terms virtually identical to the 2000 ESPP. The 2003 ESPP is effective January 1, 2003, subject to shareholder approval at the Company's 2003 annual meeting in February 2003, and expires March 1, 2006. The initial purchase period under the 2003 ESPP will extend from January 1, 2003 through February 28, 2003 with the first purchase commencing on the last day of the period. If the Company's shareholders do not approve the 2003 ESPP, it will terminate immediately, no purchases of Avaya common stock will be made and all contributions collected under the 2003 ESPP will be returned to employees.

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

	Year Ended September 30,
	2002	2001	2000
	(dollars in millions)
NET LOSS
As reported	$(666)	$(352)	$(375)
Pro forma	$(701)	$(429)	$(469)
LOSS PER SHARE—BASIC AND DILUTED
As reported	$(2.44)	$(1.33)	$(1.39)
Pro forma	$(2.54)	$(1.60)	$(1.74)

        The fair value of stock options used to compute pro forma net loss disclosures is the estimated fair value at grant date using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended September 30,
	2002	2001	2000
WEIGHTED AVERAGE ASSUMPTIONS
Dividend yield	0%	0%	0.20%
Expected volatility	61.5%	50.4%	38.4%
Risk-free interest rate	4.3%	5.7%	6.3%
Expected holding period (in years)	3.9	3.3	2.8

  Restricted Stock Units

        The Company's stock compensation plans permit the granting of restricted stock units to eligible employees at fair market value at the date of grant and typically become fully vested over a three-year period. Restricted stock units are payable in shares of the Company's common stock upon vesting. Compensation expense recorded under APB 25 related to restricted stock units, which uses the intrinsic-value method, was $24 million, $17 million and $7 million for the years ended September 30, 2002, 2001 and 2000, respectively, of which $1 million and $7 million was recorded as business restructuring charges in fiscal 2002 and 2001, respectively.

        The following table presents the total number of shares of common stock represented by restricted stock units granted to Company employees, including those granted in connection with the Exchange described below:

	Year Ended September 30,
	2002	2001	2000
Restricted stock units granted (000's)	526	4,394	496
Weighted average market value of shares granted during the period	$7.11	$13.06	$57.83

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

Note 16 Operating Segments

        In the fourth quarter of fiscal 2002, the Company reevaluated its business model due to the continued restrained spending by customers on enterprise communications technology investments and redesigned its operating segments to align them with discrete customer sets and market segment opportunities in order to optimize revenue growth and profitability. As a result, the Company now reports its results in four rather than three operating segments and, accordingly, it has restated fiscal 2001 and 2000 amounts to reflect this change.

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

  Reportable Segments

        Summarized financial information concerning the Company's reportable segments is shown in the following table:

				Corporate
	Reportable Segments				Business Restructuring (Charges), Reversals and Related Expenses
	Converged Systems and Applications	Small and Medium Business Solutions	Services	Connectivity Solutions		Other Unallocated Amounts	Total Consolidated
	(dollars in millions)
2002
Revenue	$2,080	$236	$2,068	$572	$—	$—	$4,956
Operating income (loss)(1)	(205)	(24)	271	(72)	(209)	(109)	(348)
Capital expenditures(2)	6	—	5	7	—	93	111
Depreciation and amortization(2)	112	11	65	35	—	6	229
Assets:
Receivables, less allowances(3)	—	—	—	42	—	834	876
Inventory	201	28	109	129	—	—	467
Goodwill	118	26	—	—	—	—	144
Corporate assets(5)	—	—	—	—	—	2,410	2,410

Total Assets	$319	$54	$109	$171	$—	$3,244	$3,897

2001
Revenue	$2,871	$313	$2,286	$1,323	$—	$—	$6,793
Operating income (loss)(6)	10	(13)	168	257	(885)	(101)	(564)
Capital expenditures(2)	26	2	15	26	—	272	341
Depreciation and amortization(2)	142	26	58	42	—	5	273
Assets:
Receivables, less allowances(3)	—	—	—	173	—	990	1,163
Inventory(4)	—	—	—	—	—	649	649
Goodwill	108	67	—	—	—	—	175
Corporate assets(5)	—	—	—	—	—	2,661	2,661

Total Assets	$108	$67	$—	$173	$—	$4,300	$4,648

2000
Revenue	$3,581	$398	$2,334	$1,419	$—	$—	$7,732
Operating income (loss)(6)	39	11	171	163	(757)	(70)	(443)
Capital expenditures(2)	114	23	63	22	—	277	499
Depreciation and amortization(2)	117	23	32	45	—	3	220

Assets:
Receivables, less allowances(3)	—	—	—	176	—	1,582	1,758
Inventory(4)	—	—	—	—	—	639	639
Goodwill	63	83	—	—	—	—	146
Corporate assets(5)	—	—	—	—	—	2,494	2,494

Total Assets	$63	$83	$—	$176	$—	$4,715	$5,037

(1)
Included in other unallocated amounts is a $71 million goodwill and intangibles impairment charge recorded in fiscal 2002 comprised of $47 million attributed to SMBS and $24 million related to CSA. These amounts have not been allocated to the segments because the charges were recorded at a corporate level and management views segment results independent of these charges.

(2)
Management does not allocate to the segments certain capital expenditures that are not directly managed by or identified with the reportable segments and, as such, has reported these amounts in the other unallocated category. However, the associated depreciation and amortization expense has been allocated to each segment since these amounts are included in each segment's results for purposes of evaluating performance.

(3)
Although the CSA, SMBS and Services segments are managed separately due to their distinct product and service offerings, distribution channels and marketing strategies, the billing process is integrated for these three segments due to synergies including the combined sale of both product and services to individual customers. Management does not segregate receivables between these three segments for internal reporting, evaluating performance or allocating capital and, therefore, reports these amounts in the other unallocated category. The billing process and operations of Connectivity Solutions are managed and maintained separately from CSA, SMBS and Services and, accordingly, these receivables are reported separately.

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

  Geographic Information

        Financial information relating to the Company's revenues and long-lived assets by geographic area was as follows:

	External Revenue(1) Year Ended September 30,			Long-lived Assets(2) As of September 30,
	2002	2001	2000	2002	2001	2000
	(dollars in millions)
External Revenue: (1)
U.S	$3,647	$5,158	$6,110	$785	$868	$850
International	1,309	1,635	1,622	102	120	116

Total	$4,956	$6,793	$7,732	$887	$988	$966

(1)
Revenue is attributed to geographic areas based on the location of customers.

(2)
Represents property, plant and equipment, net.

  Concentrations

        Expanets—In March 2000, as part of its strategy to strengthen its distribution network, Avaya sold its primary distribution function for voice communications systems for small and mid-sized enterprises to Expanets, Inc., currently the Company's largest dealer. The terms of the sale provided that the Company would provide billing, collection and maintenance services for Expanets for a transitional period. In May 2001, the dealer agreement was restructured to more precisely define the customer base to be serviced by each party, including small or branch offices of larger enterprises.

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

        The following table summarizes all amounts receivable from Expanets, including amounts outstanding under the line of credit, as of September 30, 2002 and 2001:

	As of September 30,
	2002	2001
	(dollars in millions)
Receivables	$65	$117
Other current assets	1	81

Total amounts receivable from Expanets	$66	$198

Secured and unsecured components of the amounts receivable are as follows:
Secured line of credit (included in receivables)	$35	$71
Secured line of credit (included in other current assets)	—	50

Total secured line of credit	35	121
Unsecured	31	77

Total amounts receivable from Expanets	$66	$198

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

  Other Related Party Transactions

        Jeffrey A. Harris, a senior managing director of Warburg Pincus LLC and a general partner of Warburg, Pincus & Co. each of which is an affiliate of Warburg Pincus Equity Partners L.P., resigned from the Company's board of directors in fiscal 2002 prior to the approval by the board of the transactions disclosed under "Warburg Transactions" in Note 11. Mr. Harris had served as the chairman of Avaya's audit NOTE 17 and finance committee. The board has appointed Mark Leslie, a member of the audit and finance committee, to succeed Mr. Harris as chairman of that committee. In April 2002, the Warburg Entities exercised their contractual right to designate for election to the board a director unaffiliated with the Warburg Entities reasonably acceptable to the Company's board of directors. Accordingly, Anthony P. Terracciano was appointed to the Company's board as the Warburg Entities' nominee.

        Henry B. Schacht was a director of Avaya from September 2000 until September 2002. Mr. Schacht is currently on a leave of absence as a managing director and senior advisor of Warburg Pincus LLC.

        Each of Mr. Schacht and Mr. Terracciano may be entitled to indemnification by affiliates of Warburg Pincus LLC and Warburg, Pincus & Co. against certain liabilities that each may incur as a result of serving as a director of the Company.

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

        Year 2000 Actions—Three separate purported class action lawsuits are pending against Lucent, one in state court in West Virginia, one in federal court in the Southern District of New York and another in federal court in the Southern District of California. The case in New York was filed in January 1999 and, after being dismissed, was refiled in September 2000. The case in West Virginia was filed in April 1999 and the case in California was filed in June 1999, and amended in 2000 to include Avaya as a defendant. The Company may also be named a party to the other actions and, in any event, has assumed the obligations of Lucent for all of these cases under the Contribution and Distribution Agreement. All three actions are based upon claims that Lucent sold products that were not Year 2000 compliant, meaning that the products were designed and developed without considering the possible impact of the change in the calendar from December 31, 1999 to January 1, 2000. The complaints allege that the sale of these products violated statutory consumer protection laws and constituted breaches of implied warranties.

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

        Lucent Securities Litigation—In November 2000, three purported class actions were filed against Lucent in the Federal District Court for the District of New Jersey alleging violations of the federal securities laws as a result of the facts disclosed in Lucent's announcement on November 21, 2000 that it had identified a revenue recognition issue affecting its financial results for the fourth quarter of fiscal 2000. The actions purport to be filed on behalf of purchasers of Lucent common stock during the period from October 10, 2000 (the date Lucent originally reported these financial results) through November 21, 2000.

        The above actions have been consolidated with other purported class actions filed against Lucent on behalf of its stockholders in January 2000 and are pending in the Federal District Court for the District of New Jersey. The Company understands that Lucent's motion to dismiss the Fifth Consolidated Amended and Supplemental Class Action Complaint in the consolidated action was denied by the court in June 2002. As a result of the denial of its motion to dismiss, the Company understands that Lucent has filed a motion for partial summary judgment, seeking a dismissal of a portion of the Fifth Consolidated Amended and Supplemental Class Action Complaint. The plaintiffs allege that they were injured by reason of certain alleged false and misleading statements made by Lucent in violation of the federal securities laws. The consolidated cases were initially filed on behalf of stockholders of Lucent who bought Lucent common stock between October 26, 1999 and January 6, 2000, but the consolidated complaint was amended to include purported class members who purchased Lucent common stock up to December 20, 2000. A class has not yet been certified in the consolidated actions. The plaintiffs in all these stockholder class actions seek compensatory damages plus interest and attorneys' fees.

        The Company understands that the federal district court in New Jersey has issued orders staying all securities actions against Lucent, as well as those related to the securities cases, so the parties may discuss a potential global settlement of claims. The Company also understands that the parties have had preliminary meetings to discuss settlement of these cases.

        Any liability incurred by Lucent in connection with these stockholder class action lawsuits may be deemed a shared contingent liability under the Contribution and Distribution Agreement and, as a result, the Company would be responsible for 10% of any such liability, including 10% of the legal costs associated with the portion of the litigation for which the Company shares liability. All of these actions are still in the relatively early stages of litigation and an outcome cannot be predicted and, as a result, there can be no assurance that these cases will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

        Licensing Arbitration—In March 2001, Voxem, Inc. made formal demand for alleged royalty payments which it claims the Company owes as a result of a contract between the licensor and the Company's predecessors, initially entered into in 1995, and renewed in 1997. The contract provides for mediation of disputes followed by binding arbitration if the mediation does not resolve the dispute. The licensor claims that the Company owes royalty payments for software integrated into certain of the Company's products. The licensor also alleges that the Company has breached the governing contract by not honoring a right of first refusal related to development of fax software for next generation products. This matter is currently in arbitration. At this point, an outcome in the arbitration proceeding cannot be predicted and, as a result, there can be no assurance that this case will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

        Reverse/Forward Stock Split Complaints—In January 2002, a complaint was filed in the Court of Chancery of the State of Delaware against the Company seeking to enjoin it from effectuating a reverse stock split followed by a forward stock split described in its proxy statement for its 2002 Annual Meeting of Shareholders held on February 26, 2002. At the annual meeting, the Company obtained the approval of its shareholders of each of three alternative transactions:

  •
  a reverse 1-for-30 stock split followed immediately by a forward 30-for-1 stock split of the Company's common stock;
  •
  a reverse 1-for-40 stock split followed immediately by a forward 40-for-1 stock split of the Company's common stock;
  •
  a reverse 1-for-50 stock split followed immediately by a forward 50-for-1 stock split of the Company's common stock.

        The complaint alleges, among other things, that the manner in which the Company plans to implement the transactions as described in our proxy statement, violates certain aspects of Delaware law with regard to the treatment of fractional shares and the proposed method of valuing the fractional interests, and further, that the description of the proposed transactions in the proxy statement is misleading to the extent it reflects such violations. The action purports to be a class action on behalf of all holders of less than 50 shares of the Company's common stock. The plaintiff is seeking, among other things, damages as well as injunctive relief enjoining the Company from effecting the transactions and requiring the Company to make corrective, supplemental disclosure. In June 2002, the court denied the plaintiff's motion for summary judgment and granted the Company's cross-motion for summary judgment. The plaintiff appealed the Chancery Court's decision to the Delaware Supreme Court and, in November 2002, the Delaware Supreme Court affirmed the lower court's ruling in favor of the Company. Subsequently, the plaintiff filed a motion for rehearing by the Delaware Supreme Court, arguing that the court misapplied the law concerning fractional "shares" versus fractional "interests" to the facts of the case. The Company has filed its response to the plaintiff's motion with the Delaware Supreme Court and awaits its ruling. The Company cannot provide assurance that this lawsuit will not impair its ability to implement any of the transactions.

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

        Commission Arbitration Demand—In July 2002, a Communications Development Corporation, a British Virgin Islands corporation, made formal demand for arbitration for alleged unpaid commissions in an amount in excess of $10 million, stemming from the sale of products from the Company's businesses that were formerly owned by Lucent involving the Ministry of Russian Railways. The plaintiff alleges that as a result of agreements entered into between plaintiff and the Company, it is owed commissions on sales by the Company to the Ministry of Russian Railways on a continuing basis. The Company believes that the agreements relating to their claim have expired or do not apply to the products in question. As the sales of products continue, Communications Development Corporation may likely increase its commission demand. The viability of this asserted claim is based on the applicability and interpretation of a representation agreement and an amendment thereto, which provides for binding arbitration. This matter is currently proceeding to arbitration. The matter is in the early stages and an outcome in the arbitration proceeding cannot be predicted. As a result, there can be no assurance that this case will not have a material adverse effect on our financial position, results of operations or cash flows.

        Lucent Consumer Products Class Actions—In several class action cases (the first of which was filed on June 24, 1996), plaintiffs claim that AT&T and Lucent engaged in fraud and deceit in continuing to lease residential telephones to consumers without adequate notice that the consumers would pay well in excess of the purchase price of a telephone by continuing to lease. The cases were removed and consolidated in federal court in Alabama, and were subsequently remanded to their respective state courts (Illinois, Alabama, New Jersey, New York and California). In July 2001, the Illinois state court certified a nationwide class of plaintiffs. The case in Illinois was scheduled for trial on August 5, 2002. Prior to commencement of trial, however, the Company had been advised that the parties agreed to a settlement of the claims on a class-wide basis. The settlement was approved by the court on November 4, 2002. Claims from Class members must be filed on or about January 15, 2003.

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

        Patent Infringement Indemnification Claims—A patent owner has sued three customers of the Company's managed services business for alleged infringement of a single patent based on the customers' voicemail service. These customers' voicemail service offerings are partially or wholly provided by the Company's managed services business. As a consequence, these customers are requesting defense and indemnification from the Company in the lawsuits under their managed services contracts. This matter is in the early stages and the Company cannot yet determine whether the outcome of this matter will have a material adverse effect on its financial position, results of operations or cash flows.

  Environmental Matters

        The Company is subject to a wide range of governmental requirements relating to employee safety and health and to the handling and emission into the environment of various substances used in our operations. The Company is subject to certain provisions of environmental laws, particularly in the United States, governing the cleanup of soil and groundwater contamination. Such provisions impose liability for the costs of investigating and remediating releases of hazardous materials at our currently or formerly owned or operated sites. In certain circumstances, this liability may also include the cost of cleaning up historical contamination, whether or not caused by the Company. The Company is currently conducting investigation and/or cleanup of known contamination at approximately seven of our facilities either voluntarily or pursuant to government directives. None of the sites is reasonably likely to generate environmental costs that will be individually material. There are no known third parties who may be responsible for investigation and/or cleanup at these sites and therefore, for purposes of assessing the adequacy of our financial reserves for these liabilities, the Company has not assumed that it will recover amounts from any third party, including under any insurance coverage or indemnification arrangement. The Company does not separately track recurring costs of managing hazardous substances and pollutants in ongoing operations, but do not believe them to be material.

        It is often difficult to estimate the future impact of environmental matters, including potential liabilities. The Company has established financial reserves to cover environmental liabilities where they are probable and reasonably estimable. Reserves for estimated losses from environmental matters are undiscounted and consist primarily of estimated remediation and monitoring costs and are, depending on the site, based primarily upon internal or third-party environmental studies and the extent of contamination and the type of required cleanup. The Company is not aware of, and have not included in our reserves any provision for, any unasserted environmental claims.

        The reliability and precision of estimates of the Company's environmental costs may be affected by a variety of factors, including whether the remediation treatment will be effective, contamination sources have been accurately identified and assumptions regarding the movement of contaminants are accurate. In addition, estimates of environmental costs may be affected by changes in law and regulation, including the willingness of regulatory authorities to conclude that remediation and/or monitoring performed by the Company is adequate.

        The Company assesses the adequacy of its environmental reserves on a quarterly basis. During each of the fiscal years ended September 30, 2001 and 2002, no amounts were charged to the Statement of Operations for environmental costs as reserves were deemed to be adequate. Expenditures for environmental matters for each of the fical years ended Spetember 30, 2001 and 2002 were not material to the Company's financial position, results of operations and cash flows. Payment for the environmental costs covered by the reserves may be made over a 30-year period. Although the

Company believes that its current reserves are adequate to cover known environmental liabilities, due to the uncertainties described above, there can be no assurance that the actual amount of environmental liabilities will not exceed the amount of reserves for such matters or will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

  Product Financing Arrangements

        Avaya sells products to various resellers that may obtain financing from certain unaffiliated third party lending institutions.

        For the Company's U.S. product financing arrangement with resellers, in the event the lending institution repossesses the reseller's inventory of Avaya products, Avaya is obligated under certain circumstances to repurchase such inventory from the lending institution. The Company's obligation to repurchase inventory from the lending institution terminates 180 days from the date of invoicing by Avaya to the reseller. The repurchase amount is equal to the price originally paid to Avaya by the lending institution for the inventory. The amount reported to the Company from the two resellers who participate in these arrangements as their inventory on-hand was approximately $64 million as of September 30, 2002. The Company is unable to determine how much of this inventory was financed and, if so, whether any amounts have been paid to the lending institutions. Therefore, the Company's repurchase obligation could be less than the amount of inventory on-hand. While there have not been any repurchases made by Avaya under such agreements, there can be no assurance that the Company will not be obligated to repurchase inventory under these arrangements in the future.

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

Year Ended September 30,
2003	2004	2005	2006	2007	Later Years	Total
(dollars in millions)
$185	$128	$81	$60	$49	$250	$753

Note 19 Quarterly Information (Unaudited)

	Fiscal Year Quarters
	First	Second	Third	Fourth	Total
	(dollars and shares in millions, except per share amounts)
YEAR ENDED SEPTEMBER 30, 2002
Revenue	$1,306	$1,279	$1,219	$1,152	$4,956
Gross margin	517	506	481	442	1,946
Business restructuring charges and related expenses, net of reversals(1)	6	88	9	106	209
Goodwill and intangibles impairment charge	—	—	—	71	71
Provision for deferred income tax assets valuation allowance(2)	—	—	—	364	364
Net loss	(20)	(63)	(39)	(544)	(666)
Loss per share—Basic and Diluted(3)	$(0.09)	$(0.63)	$(0.11)	$(1.50)	$(2.44)
Stock price:
High	$13.70	$12.73	$7.60	$4.88	$13.70
Low	$8.50	$4.68	$4.15	$1.12	$1.12
YEAR ENDED SEPTEMBER 30, 2001
Revenue	$1,785	$1,852	$1,714	$1,442	$6,793
Gross margin	757	819	731	589	2,896
Business restructuring charges and related expenses, net of reversals(1)	23	182	66	566	837
Net income (loss)	16	(64)	24	(328)	(352)
Earnings (loss) per share—Basic and Diluted	$0.03	$(0.25)	$0.06	$(1.17)	$(1.33)
Stock price(4) :
High	$22.94	$19.24	$17.06	$14.40	$22.94
Low	$10.00	$9.88	$10.30	$9.39	$9.39

(1)
These charges represent costs associated with the Company's restructuring plan to improve profitability and business performance as a stand-alone company.

(2)
Amount is included in provision (benefit) for income taxes.

(3)
Includes a $125 million charge related to the conversion of four million shares of the Series B convertible participating preferred stock and the exercise of warrants in March 2002. The loss per share for both basic and diluted also includes approximately 72.55 million shares of the Company's common stock issued in March 2002 composed of (1) 38.33 million shares issued in connection with the conversion of the Series B preferred stock, (2) 286,682 shares issued upon the exercise of warrants, (3) the sale of 14.38 million shares to the Warburg Entities, and (4) the sale of 19.55 million shares in a public offering.

(4)
There were approximately 1,035,892 registered holders of the Company's common stock as of December 12, 2002.

Note 20 Subsequent Events (Unaudited)

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

QuickLinks

Table of Contents
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Avaya Inc. and Subsidiaries