Form 10-K, Exhibit 13
period 2004-09-30
AVAYA INC
filed 2004-12-13
CIK 1116521

Exhibit 13

FINANCIAL REVIEW

Avaya Inc. and Subsidiaries

Table of Contents

Selected Financial Data
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Report of Independent Registered Public Accounting Firm
Consolidated Statements of Operations
Consolidated Balance Sheets
Consolidated Statements of Changes in Stockholders’ Equity and of Comprehensive Income (Loss)
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

SELECTED FINANCIAL DATA

The following table sets forth selected financial information derived from our audited consolidated financial statements as of and for the fiscal years ended September 30, 2004, 2003, 2002, 2001 and 2000. On September 30, 2000, we were spun off from Lucent Technologies Inc., or Lucent.  The consolidated financial statements as of and for the fiscal year ended September 30, 2000 include allocations of certain Lucent corporate headquarters’ assets, liabilities, and expenses relating to the businesses that were transferred to us from Lucent. Therefore, the selected financial information for the fiscal year ended September 30, 2000, during which time we were a business unit of Lucent, may not be indicative of our subsequent and future performance as an independent company. The selected financial information for all periods should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and the notes included elsewhere in this annual report.

In reviewing the selected financial information, please note the following:

•                                          On August 4, 2004, we increased our ownership in Tata Telecom Ltd., a leading voice communications solution provider in India, from 25.5% to 59.1%.  This was accomplished through the acquisition of 25.1% of the issued share capital of Tata Telecom from the Tata Group, and an additional 8.5% from the public through a public tender offer made to satisfy statutory requirements in India.  Tata Telecom results have been consolidated as of August 4, 2004, and Tata Telecom has been renamed Avaya GlobalConnect.

•                                          In January 2004, we sold certain assets and liabilities of our Connectivity Solutions segment to CommScope, Inc.  Accordingly, the statement of operations and balance sheet information reflects the results of the disposal group as discontinued operations for all periods presented.

•                                          On November 25, 2003, we acquired substantially all of the assets and assumed certain liabilities of Expanets.  The initial purchase price was $97 million, which was subsequently adjusted during the fiscal year to $117 million. Upon the closing, we decided to sell a portion of the Expanets business that previously distributed other vendors’ products and accounted for this portion of the business as a component of discontinued operations. This portion was sold in a series of transactions during December 2003 and January 2004.

•                                          Commencing in fiscal 2002, we discontinued amortization of goodwill upon adoption of SFAS 142 “Goodwill and Other Intangible Assets.”

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

Statement of Operations Information

	Year ended September 30,
Dollars in millions, except per share amounts	2004	2003	2002	2001	2000

Revenue	$4,069	$3,796	$4,387	$5,473	$6,314
Gross margin	1,945	1,639	1,864	2,359	2,810
Gross margin as a percent of revenue	47.8%	43.2%	42.5%	43.1%	44.5%
Selling, general and administrative expenses	1,275	1,245	1,502	1,921	2,354
Selling, general and administrative expenses as a percent of revenue	31.3%	32.8%	34.2%	35.1%	37.3%
Research and development expenses	348	336	436	536	424
Research and development expenses as a percent of revenue	8.6%	8.9%	9.9%	9.8%	6.7%
Business restructuring (reversals) charges and related expenses, net	(1)	(5)	209	837	684
Operating income (loss)	323	63	(354)	(967)	(707)
Depreciation and amortization	147	171	196	236	175
Income (loss) from continuing operations	291	(128)	(677)	(600)	(543)
Income from discontinued operations	5	40	11	248	168
Net income (loss)	$296	$(88)	$(666)	$(352)	$(375)

Earnings (loss) per common share - basic:
Earnings (loss) per share from continuing operations	$0.66	$(0.34)	$(2.47)	$(2.20)	$(2.01)
Earnings per share from discontinued operations	0.01	0.11	0.03	0.87	0.62
Earnings (loss) per share	$0.67	$(0.23)	$(2.44)	$(1.33)	$(1.39)

Earnings (loss) per common share - diluted:
Earnings (loss) per share from continuing operations	$0.63	$(0.34)	$(2.47)	$(2.20)	$(2.01)
Earnings per share from discontinued operations	0.01	0.11	0.03	0.87	0.62
Earnings (loss) per share	$0.64	$(0.23)	$(2.44)	$(1.33)	$(1.39)

Balance Sheet Information

	September 30,
Dollars in millions	2004	2003	2002	2001	2000
Total assets	$4,159	$4,057	$3,897	$4,648	$5,037
Cash and cash equivalents	1,617	1,192	597	250	271
Total debt	593	953	933	645	793
Series B convertible participating preferred stock	—	—	—	395	—
Total stockholders’ equity	794	200	—	481	764

Other Information

	September 30,
Dollars in millions	2004	2003	2002	2001	2000
Net cash (debt) (1)	$1,024	$239	$(336)	$(395)	$(522)
Cash flow from operating activities of continuing operations (2)	479	169	86	(655)		*
Number of employees (3)	14,900	16,900	18,800	23,000	31,000

(1) We use net cash (debt) as an indicator of our balance sheet position relative to our future cash needs.  In addition, we believe that the presentation of net cash provides useful information to investors about our ability to satisfy our debt obligations with currently available funds. The following table provides the reconciliation of this measure to the most directly comparable GAAP measure:

	September 30,
Dollars in millions	2004	2003	2002	2001	2000
Cash and cash equivalents	$1,617	$1,192	$597	$250	$271
Total debt	593	953	933	645	793
Net cash (debt)	$1,024	$239	$(336)	$(395)	$(522)

(2) Fiscal 2000 amount excluding discontinued operations is not available.

(3) For fiscal years 2003 and prior, employee numbers include employees of Connectivity Solutions.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS OF OPERATIONS

Overview
Key Trends and Uncertainties Affecting Our Results
Operating Segments
Acquisitions and Divestitures
Business Restructuring Reserve
Outsourcing of Certain Manufacturing Operations
Results from Continuing Operations
Segment Results
Results of Discontinued Operations
Liquidity and Capital Resources
Guarantees of Indebtedness and Other Off-Balance Sheet Arrangements
Legal Proceedings and Environmental, Health and Safety Matters
Financial Instruments
Recent Accounting Pronouncements
Recently Passed Tax Legislation
The Application of Critical Accounting Policies

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” should be read in conjunction with the consolidated financial statements and the notes included elsewhere in this annual report. The matters discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Please see “Forward-Looking Statements” in our fiscal 2004 Annual Report on Form 10-K for a discussion of the use of forward-looking statements.

Overview

Products, Applications and Services

We are a leading provider of communications systems, applications and services that help enterprises transform their businesses by redefining the way they work and interact with their customers, employees, business partners, suppliers and others. Our goal is to help our customers optimize their enterprises in order to serve their customers better, enabling them to reduce costs and grow revenue while preserving the security and reliability of their networks.  A key component of our strategy is to leverage our substantial experience and expertise in traditional voice communications systems to capitalize on the transition of these traditional voice systems to IP telephony systems.  We believe our comprehensive suite of IP telephony systems, communications applications and appliances, as supported by our global services organization, transforms the enterprise communications system into a strategic asset of our customers by enabling them to communicate to “anyone, at any place, at any time and in any way” they choose.

Our product offerings include:

•                  Internet Protocol, or IP, telephony systems;

•                  appliances, such as telephone sets;

•                  multi-media contact center infrastructure and applications in support of customer relationship management;

•                  unified communications applications, which include voice and multi-media messaging; and

•                  traditional voice communication systems.

We support our broad customer base with comprehensive global service offerings that enable our customers to plan, design, implement, maintain and manage their communications networks. We believe our global service organization is an important consideration for customers purchasing our products and applications and is a source of significant revenue for us, primarily from maintenance contracts. The skilled professionals of our services organization, together with our networks of business partners and our ability to diagnose customer network faults remotely, can provide 24 hour a day, seven day a week service to our customers around the world.  Our end-to-end portfolio of service offerings provides single point of accountability and includes:

•                  managed services;

•                  business consulting, professional services, design and network integration;

•                  product implementation; and

•                  maintenance services.

Customers and Competitive Advantages

Our broad customer base is comprised of enterprises in a wide variety of sizes, industries and geographic regions.  Our customers range in size from small enterprises employing ten employees to large government agencies and multinational companies with over 100,000 employees.  Our customers include enterprises operating in a broad range of industries around the world, including financial, manufacturing, media and communications, professional services, health care, education and governmental.

We are focused on the migration of our customers’ traditional voice communications to a converged network that provides for the integration of voice, data, video and other application traffic on a single network.  We offer customers the flexibility to implement a new IP telephony system or “IP-enable” their existing voice communication system, thereby preserving their existing communication technology investments and allowing them to implement IP telephony at their own pace.  The appliances that operate on converged networks, including IP phones, computer workstations, wireless phones and other devices are replacing traditional telephones.  The flexibility of converged networks offers increased functionality and provides our enterprise customers with the ability to reach the right person at the enterprise, at the right time, in the right place and in the right way, thereby optimizing business interactions and enhancing our customers’ ability to grow revenue and reduce costs.  Our products, applications and services are driving the integration of communications and business processes, making communications an important component of our customers’ business strategies.

We enjoy several strengths that we believe provide us with a competitive advantage in the enterprise communications market:

•                  clear focus on the enterprise;

•                  extensive voice experience and expertise;

•                  ability to “IP-enable” existing voice communication systems;

•                  a large installed customer base;

•                  a comprehensive suite of industry-leading communications applications;

•                  a global services organization that offers end-to-end customer solutions; and

•                  strategic alliances with world-class business partners.

Fiscal 2004 Financial and Operating Goals

At the beginning of fiscal 2004, we set financial and operating goals of revenue growth, a return to profitability for the full fiscal year and enhanced liquidity.  We delivered financial and operating results for fiscal 2004 that achieved these goals:

•                  Revenue growth - Revenue for the fiscal years ended September 30, 2004 and 2003 was $4,069 million and $3,796 million, respectively.  Our 7% revenue growth in the current fiscal year was across all of our operating segments and in each geographic region in which we operate.  Revenue growth in fiscal 2004 was due primarily to the growing adoption of our IP telephony systems (sales of which more than offset the expected decline in sales of our traditional voice systems) and the impact of our acquisition of Expanets in November 2003.

•                  Return to profitability - We earned net income from continuing operations for fiscal 2004 of $291 million, compared to a net loss from continuing operations in fiscal 2003 of $128 million.  We have earned positive net income for each of the last six consecutive quarters.  Each of our operating segments was profitable for the year.  Our operating income for fiscal 2004 was $323 million, or 7.9% of revenue compared to $63 million, or 1.7% of revenue in fiscal 2003.

•                  Enhanced liquidity – We increased our cash position to $1,617 million as of September 30, 2004 from $1,192 million as of September 30, 2003 and improved our net cash to $1,024 million as of September 30, 2004 from $239 million as of September 30, 2003.  Net cash provided by operating activities increased from $169 million for fiscal 2003 to $479 million for fiscal 2004.

Key Trends and Uncertainties Affecting Our Results

Trends and Uncertainties Affecting Our Revenue

As general economic conditions improved during fiscal 2003 and continued through fiscal 2004, our revenue stabilized and began to grow.  Our revenue for fiscal 2004 includes revenue generated by the businesses we acquired from Expanets from the date of acquisition (November 25, 2003) through September 30, 2004.  Additionally, although we acquired Avaya GlobalConnect in August 2004, we did not receive any revenue contribution from them, as fully described below.

The following are the key factors currently affecting our revenue:

•                  Improving economic conditions – An important factor affecting our ability to generate revenue is the effect of general economic conditions on our customers’ willingness to spend on information technology and particularly, enterprise communication technology.  As economic conditions have gradually improved over the last year, we have seen indications that enterprises are more willing to spend on enterprise communications technology than in the past several years.  In particular, we believe a continued increase in employment levels is an important indicator in assessing whether enterprises will increase spending on enterprise communications technology.  It is not certain, however, whether economic conditions will continue to improve or, more specifically, whether enterprises will significantly increase spending on communication technology in the near term.

•                  Technology transition – There are several factors that indicate that enterprises may be poised to transition their traditional communications systems to next-generation communications technology.  First, IP telephony lines constitute a very small percentage of global installed enterprise telephony lines.  In addition, the average age of these enterprise telephony systems is approximately ten years.  Although these systems continue to operate reliably after ten years, enterprises typically will consider a new investment in enterprise communications technology at this point in the telephony system’s lifecycle. Accordingly, we believe that these enterprises may consider new investments in enterprise communications and if they decide to make such investments, may consider IP telephony.  In addition, we have noted over the past year that sales of our IP telephony gateways, which enable enterprises to connect remote locations to their headquarters, continue to be a growing part of our IP telephony portfolio.

We believe these factors indicate that enterprises are deploying larger IP telephony systems and that early adopters of IP telephony are now deploying this technology on a wider scale within their businesses.  Because our IP telephony gateways support traffic between traditional voice communications systems and IP telephony systems, we offer our customers the flexibility to deploy a new IP telephony infrastructure or use our IP telephony gateways to “IP-enable” their traditional voice communications systems, thereby preserving their existing communications technology investments.

Finally, we believe that enterprises are recognizing that IP telephony can help optimize resources by facilitating activities of an enterprise’s personnel regardless of their physical location.  Using our IP telephony systems and our contact center applications, an enterprise’s employees can serve customers globally from any location, thereby helping to maximize efficiency and productivity in the deployment of the enterprise’s assets.  Other factors enterprises may consider as they decide whether to deploy IP telephony may include whether IP telephony will provide the level of security and reliability provided by traditional telephony systems.

•                  Pricing and competitive environment – We have historically operated, and continue to operate, in an extremely competitive environment.  Accordingly, we regularly face pricing pressures in the markets in which we operate.  We have been able to mitigate the effects of pricing pressures on profitability through our actions to improve gross margins, as described below.

Overall, we have seen some signs of cautious business optimism from our customers, particularly in the financial services and media and communications sectors.  Should economic conditions continue to improve, we believe enterprises may be willing to increase information technology spending and look to upgrade their enterprise communications systems.

Continued Focus on Cost Structure

As our revenue declined during fiscal 2001 and 2002, we took several actions, including business restructuring actions, designed to reduce our cost structure.  Although we did not take any business restructuring actions during fiscal 2003 or 2004, we continued our focus on controlling our costs, particularly in relation to our revenue.  As a result of the stabilization and growth of our revenue discussed above and our continued focus on controlling costs during fiscal 2003, we returned to profitability in the third quarter of fiscal 2003 and have been profitable in each of the five subsequent quarters.

As discussed in more detail below, our gross margin increased from 43.2% for fiscal 2003 to 47.8% for fiscal 2004.  The increase is attributable to, on an annual basis, increased volumes, an improved mix of hardware and software products, and efficiencies that continue to be realized from our contract manufacturing initiative, as well as cost management actions implemented throughout fiscal 2003 and 2004.

As a percentage of revenue, selling, general and administrative expenses decreased from 32.8% for fiscal 2003 to 31.3% for fiscal 2004.  The decrease is attributable primarily to the impact of cost savings actions taken during fiscal 2003 and 2004, partially offset by an increase in expenses related to the acquisition of Expanets.

Increase in Cash and Cash Equivalents and Debt Reduction

As more fully discussed in “Liquidity and Capital Resources,” we have been focused on increasing our cash and cash equivalents and generating positive net cash from continuing operating activities.  Cash and cash equivalents increased from $597 million as of September 30, 2002 to $1,617 million as of September 30, 2004.  During fiscal 2003, we principally leveraged improvements in our working capital management to generate $169 million in net cash from operating activities for continuing operations.  We generated $479 million of net cash from operating activities for continuing operations during fiscal 2004, and expect to have continuing positive operating cash flow in fiscal 2005.

We have also been focusing on reducing our debt, particularly in relation to our cash and cash equivalents.  As of September 30, 2003, our cash and cash equivalents exceeded our debt by $239 million and as of September 30, 2004, our cash and cash equivalents exceeded our debt by $1,024 million, an improvement of $785 million.  In addition, in the first quarter of fiscal 2005, we took additional actions to reduce our debt.  See “Liquidity and Capital Resources.”

Subsequent to September 30, 2004 we entered into several transactions resulting in significant changes to our long-term debt balance as shown in the following table:

In millions	LYONs convertible debt	Senior secured notes	Tenovis debt	Other	Total

Debt obligations as of September 30, 2004	$297	$294	$—	$2	$593

Senior secured notes tender offer	—	(271)	—	—	(271)
Assumption of Tenovis debt (a)	—	—	347	—	347
LYONs repurchases / conversions (b)	(299)	—	—	—	(299)
Accretion and amortization of premium / gain	2	(9)	—	—	(7)
Expected debt obligations as of December 20, 2004 (c)	$—	$14	$347	$2	$363

(a) Debt assumed with the Tenovis acquisition includes $68 million of real estate financing.

(b) Repurchases result in a cash outflow; conversions result in issuance of our common stock.

(c) Of the total expected debt obligations, $81 million is due during fiscal 2005.

Operating Segments

During fiscal 2004, we operated our business along three segments — the Enterprise Communications Group (ECG), Small and Medium Business Solutions (SMBS) and Avaya Global Services (Services).  The ECG segment develops, markets and sells communications systems, products and applications to our large enterprise customers. Our primary offerings for this segment include IP telephony systems, traditional voice communications systems, contact center infrastructure and applications in support of customer relationship management, unified communications applications, and appliances, such as telephone sets.  The SMBS segment develops, markets and sells communications products and applications for small and medium-sized businesses including IP telephony systems, traditional voice communications systems, unified communication and contact center applications, and appliances, such as telephone sets.  The Services segment develops, markets and sells a comprehensive portfolio of services that enable customers to plan, design, build and manage their communications networks.

In January 2004, we sold substantially all of our Connectivity Solutions segment to CommScope, except for the sale of certain remaining international operations that was substantially completed during the remainder of fiscal 2004.  Connectivity Solutions provided structured cabling systems and electronic cabinets to our customers.  This business was previously disclosed as a separate operating segment.  Accordingly, the matters discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations reflect the Connectivity Solutions disposal group as discontinued operations.  Income from discontinued operations for fiscal 2004 includes $168 million of revenue and $71 million of loss before income taxes related to Connectivity Solutions’ operations.  We received $256 million of cash, and 1,761,538 shares of CommScope common stock valued at $33 million on the closing date.  We paid $9 million in transaction costs relating to the sale.  During the second quarter of fiscal 2004, we sold all the shares of CommScope common stock and recognized a pre-tax loss of $5 million, which is included in other income (expense), net.  Our remaining operating segments include Connectivity Solutions’ portion of corporate related expenses.  See disclosures in Note 5 to our consolidated financial statements for details related to this sale.

The following table sets forth the allocation of our revenue among our operating segments, expressed as a percentage of total revenue:

	Year ended September 30,
(Dollars in millions)	2004		2003		2002
Enterprise Communications Group	$1,780	43.7%	$1,644	43.3%	$1,962	44.7%
Small and Medium Business Solutions	264	6.5	236	6.2	243	5.5
Avaya Global Services	2,021	49.7	1,916	50.5	2,179	49.7
Total operating segments	4,065	99.9	3,796	100.0	4,384	99.9
Corporate	4	0.1	—	—	3	0.1
Total	$4,069	100.0%	$3,796	100.0%	$4,387	100.0%

In October 2004, we announced our intention to realign our operating segments to better reflect the way we intend to manage our business after the acquisition of Tenovis described below.  Beginning in the first quarter of fiscal 2005, we will manage our business based on two operating segments – Products and Applications, and Services.  Our new Products and Applications segment will effectively be the result of combining our ECG and SMBS segments.

Acquisitions and Divestitures

We have completed the following acquisition and divestiture transactions since September 30, 2003:

Acquisition of Tenovis

On October 5, 2004, we entered into a share purchase agreement pursuant to which we agreed to acquire all of the issued share capital of Tenovis Germany GmbH, or Tenovis.  Tenovis is a major European provider of enterprise communications systems and services. Under the terms of the share purchase agreement, in connection with the closing of the acquisition on November 18, 2004, we paid $370 million in cash and assumed $347 million in debt, including $68 million of real estate financing.  Additionally, we acquired cash and cash equivalents of $113 million, resulting in a net cash outlay related to the acquisition of $257 million.  We will include Tenovis in our consolidated financial statements beginning in the first quarter of fiscal 2005.

 Acquisition of Spectel Plc

On August 2, 2004, we entered into a share purchase agreement pursuant to which we agreed to acquire all of the issued share capital of Spectel Plc, or Spectel, a company incorporated in Ireland and a leading provider of audio conferencing solutions, for $97 million in cash, net of cash acquired of $6 million.  The acquisition closed on October 4, 2004.  We will include Spectel in our consolidated financial statements beginning in the first quarter of fiscal 2005.

Acquisition of a Majority Interest in Tata Telecom

Through a series of transactions during fiscal 2004, we increased our ownership of the issued share capital of Tata Telecom, a leading voice communications solutions provider in India, from 25.1% to 59.1% for a total of $24 million.  After the closing, Tata Telecom’s name was changed to Avaya GlobalConnect, or AGC, and we began consolidating its results on August 4, 2004.

Acquisition of Expanets and Sale of a Portion of Expanets’ Business

On November 25, 2003, we acquired substantially all of the assets and assumed certain liabilities of Expanets.  Expanets, a subsidiary of NorthWestern Corporation, or Northwestern, was a nationwide provider of networked communications and data products and services to small and mid-sized businesses and prior to the acquisition was one of our largest dealers. The results of the Expanets businesses we acquired have been included in our consolidated financial statements from the date of acquisition on November 25, 2003, and are primarily reflected in our Services segment.

Upon the closing of the Expanets acquisition, we decided to sell the Expanets businesses that previously distributed other vendors’ products and, accordingly, accounted for this portion of Expanets’ business as a component of discontinued operations.  See Note 5 to our consolidated financial statements for transactions related to Expanets.

Sale of Connectivity Solutions

During fiscal 2004, we substantially completed the sale of our Connectivity Solutions segment, as previously discussed under “Operating Segments.”

Business Restructuring Reserve

The business restructuring reserve reflects the remaining balance associated with the business restructuring charges recorded in fiscal 2000 through 2002 in accordance with EITF 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).”  EITF 94-3 was nullified by SFAS No. 146 “Accounting for

Costs Associated with Exit or Disposal Activities” for certain disposal activities initiated after December 31, 2002.  See discussion in Note 7 to our consolidated financial statements for more information.

Outsourcing of Certain Manufacturing Operations

We have outsourced all of our product manufacturing operations. Most of these operations have been outsourced to Celestica Inc. and are currently manufactured in North America and France and will be expanded in 2005 to Malaysia. Our outsourcing agreement with Celestica expires in May 2006. The agreement will automatically renew for successive one-year terms unless either party elects to terminate the agreement by giving notice to the other party six months prior to the expiration. The remaining portions of our manufacturing operations are outsourced to a number of other contract manufacturers located in the United Kingdom and China.  All manufacturing of our products is performed in accordance with detailed specifications and product design furnished by us and is subject to quality control standards.

The success of our manufacturing initiative depends on the willingness and ability of contract manufacturers to produce our products. We may experience significant disruption to our operations by outsourcing so much of our manufacturing. If our contract manufacturers terminate their relationships with us or are unable to fill our orders on a timely basis, we may be unable to deliver our products to meet our customers’ orders, which could delay or decrease our revenue.

We believe we have adequate sources for the supply of the components of our products and for the finished products that we purchase from third parties.

Results From Continuing Operations

	Year ended September 30,
Dollars in millions	2004	2003	2002
U.S. revenue	$3,083	$2,905	$3,310
Non-U.S. revenue	986	891	1,077
Total revenue	4,069	3,796	4,387
Costs	2,124	2,157	2,523
Gross margin	1,945	1,639	1,864
Operating expenses:
Selling, general and administrative	1,275	1,245	1,502
Business restructuring charges (reversals) and related expenses, net	(1)	(5)	209
Goodwill and intangibles impairment charge	—	—	71
Research and development	348	336	436
Total operating expenses	1,622	1,576	2,218
Operating income (loss)	323	63	(354)
Other income (expense), net	(15)	(29)	1
Interest expense	(66)	(78)	(51)
Income (loss) from continuing operations before income taxes	242	(44)	(404)
(Benefit) provision for income taxes	(49)	84	273
Income (loss) from continuing operations	$291	$(128)	$(677)

Fiscal Year Ended September 30, 2004 Compared with Fiscal Year Ended September 30, 2003

Revenue – Our revenue for fiscal 2004 increased both in the U.S. and internationally as well as across all of our operating segments as compared with fiscal 2003.  Revenue increases were primarily attributable to stronger product sales volumes related to IP telephony systems, software and applications, as well as higher maintenance contract revenue associated with the acquisition of Expanets.  These increases were partially offset by expected declines in product sales of traditional telephony systems and declines in maintenance services billed on a time and materials basis.

Costs and Gross Margin – Overall gross margin was 47.8% in 2004 compared to 43.2% in 2003.  Gross margins for both product sales and services posted year-on-year improvements as a result of decreased costs despite increased revenues.

Our cost of products consists primarily of the costs paid to contract manufacturers for components, and overhead costs.  As compared to 2003, costs of products sold decreased by $16 million while corresponding revenues increased by $168 million, resulting in product gross margin improvement to 54.7% in 2004 from 49.8% in 2003.  The year-on-year improvement was driven primarily by three factors:  (i) higher overall product volume without a corresponding increase in overhead costs, (ii) the increased proportion of software to hardware in our product mix resulting proportionately lower variable costs, and (iii) improved pricing on components purchased from our various contract manufacturers.

Our cost of services consists primarily of labor, parts and service overhead.  Services gross margin increased to 40.8% in 2004 from 36.7% in 2003, primarily because of improved utilization of the technician workforce and continuing cost reductions. Our acquisition of Expanets enabled us to achieve cost synergies that resulted in increased service revenue without a proportionate increase in cost.

Selling, General and Administrative – Our selling, general and administrative expenses consist primarily of salaries, commissions, benefits and other items.  Total selling, general and administrative expenses increased in fiscal 2004, but decreased as a percent of sales from 32.8% in fiscal 2003, to 31.3% in 2004.  The increase in total expense was primarily attributable to higher sales expense associated with the acquisition of Expanets in the first quarter of 2004, increases in expense for incentive compensation programs and employee benefit costs, and increased costs associated with corporate development activities.  These increases were partially offset by lower compensation expense resulting from fewer employees, and lower IT and networking expenses, including telecommunication and computer related service costs, which reflect a favorable renegotiated agreement for the outsourcing of certain IT functions.

Business Restructuring Charges (Reversals) and Related Expenses, Net - For fiscal 2004, we recorded $1 million of reversals of business restructuring liabilities established in prior periods, related to involuntary employee separations.  These reversals were recorded upon finalization of the involuntary employee separations related to the Business Restructuring initiative.  The remaining accrual relates to lease termination obligations.

For fiscal 2003, we recorded $21 million of reversals of business restructuring liabilities established in prior periods, due primarily to fewer involuntary employee separations than originally anticipated.  This reversal was partially offset by $16 million of other related expenses associated with our fourth quarter of fiscal 2002 business restructuring initiative.  These expenses were primarily attributable to information technology costs incurred to relocate the development of certain IT applications to India.

Research and Development - Our research and development, or R&D, expenses consist primarily of salaries and benefits. R&D expenses increased slightly due mainly to increased headcount and higher compensation associated with research and development activities.  Investments in R&D have been focused on the high growth areas of our business while spending on our more mature product lines has decreased.

Other Income (Expense), Net - For fiscal 2004, other income (expense), net was primarily attributable to a $42 million loss associated with the redemption of $224 million aggregate principal amount of our senior secured notes in the second quarter of fiscal 2004 and the repurchase of $132 million aggregate principal amount of our senior secured notes in the third quarter of fiscal 2004.  These amounts were partially offset by $19 million of interest income related primarily to invested cash, and $7 million of foreign currency transaction gains.  For fiscal 2003, other income (expense), net was primarily attributable to a net loss of $34 million on the extinguishment of a portion of our LYONs and a $25 million charge associated with our share of the Lucent securities litigation settlement.  These losses in fiscal 2003 were partially offset by a gain of $14 million on the sale of assets and $15 million of interest income.

Interest Expense - Interest expense decreased primarily due to the redemption of $224 million aggregate principal amount, and the repurchase in a series of open market transactions of $132 million aggregate principal amount, of our senior secured notes during fiscal 2004.  Interest expense for fiscal 2004 primarily includes $53 million of interest on our senior secured notes and $15 million of interest for the amortization of debt discount, premium and deferred financing costs related primarily to our LYONs, which were issued in October 2001.

Interest expense for fiscal 2003 primarily includes $58 million of interest on $640 million aggregate principal amount of our senior secured notes, $440 million of which were issued in March 2002 and $200 million of which were issued in May 2003.  In addition, we recorded interest expense of $20 million for the amortization of debt discount, premium and deferred financing costs related primarily to our LYONs.

Provision (Benefit) for Income Taxes - In fiscal 2004, we recorded a benefit for income taxes of $49 million on the income from continuing operations as compared with an $84 million provision for fiscal 2003.  The benefit for fiscal 2004 included an $89 million income tax benefit which is comprised of a $102 million tax benefit resulting from the resolution of federal income tax audit matters for the years 1990 through 1998 offset by $13 million due to certain state tax matters and other adjustments that arose prior to our separation from Lucent.  The $89 million benefit consisted of a $37 million net cash refund and the reversal of certain tax liabilities.  We received the $37 million net cash refund from Lucent in accordance with the terms of a Tax Sharing Agreement that we and Lucent entered into in connection with the Distribution.  This was partially offset by a $40 million provision related to state and foreign income taxes.

The provision for fiscal 2003 of $84 million included an $83 million provision to increase the deferred tax asset valuation allowance, a

$13 million provision for state and foreign income taxes, a $4 million provision for other adjustments, a $10 million benefit related to the early extinguishment in January 2003 of a portion of our LYONs, and a $6 million benefit related to a favorable audit settlement. The provision to increase the deferred tax asset valuation allowance reflects the difference between the actual and expected tax gain associated with the LYONs exchange offer.

Fiscal Year Ended September 30, 2003 Compared with Fiscal Year Ended September 30, 2002

Revenue - Revenue for fiscal 2003 decreased both in the U.S. and internationally as well as across all of our operating segments, as compared with fiscal 2002.  The weak economy coupled with the downturn in our industry resulted in significant reductions in capital investments by enterprises of information technology and communications products and services.  The economic and business uncertainty resulted in hesitation by our customers to resume capital spending for telephony products and services.  The decline in our revenue also reflects widespread layoffs, high vacancy rates in commercial real estate, a lack of business start-ups and excess capacity within the communications technology industry.

Costs and Gross Margin - Total costs decreased, although gross margin percentage increased primarily due to improvements in gross margin in our ECG and SMBS operating segments.  Gross margin on products increased to 49.8% in fiscal 2003 from 47.1% in fiscal 2002.  Services’ gross margin deteriorated slightly from 37.8% in fiscal 2002 to 36.7% in fiscal 2003.  The overall improvement in gross margin percentage was attributable to a favorable product mix, the impact of our continuing cost reductions and restructuring activities, and benefits realized from our manufacturing outsourcing agreement with Celestica.  ECG and Services were adversely impacted by the decline in U.S. sales, which typically have higher margins than sales made outside of the U.S.

Selling, General and Administrative - SG&A expenses decreased, primarily due to savings associated with our business restructuring initiatives, which contributed to a reduction of $62 million in compensation expense, $33 million in reduced IT expenses, and a $7 million decrease in rental expense in connection with terminated real estate lease obligations. The reduction in IT expenses also reflects a favorable renegotiated agreement related to the outsourcing of certain IT functions and lower networking costs. In addition, our provision for uncollectible receivables decreased by $43 million due, in part, to a change in the methodology used to calculate bad debt expense that was effective in the third quarter of fiscal 2002. The decrease in our provision for uncollectible receivables also reflects the implementation of billing and collections process improvements.  These decreases in SG&A were partially offset by an increase in amortization expense of $9 million resulting from a decrease in the estimated useful life of certain internal use software that occurred in the first quarter of fiscal 2003.

Business Restructuring Charges (Reversals) and Related Expenses, Net - For fiscal 2003, we recorded $21 million of reversals of business restructuring liabilities established in prior periods, due primarily to fewer involuntary employee separations than originally anticipated.  This reversal was partially offset by $16 million of other related expenses associated with our fourth quarter of fiscal 2002 business restructuring initiative.  These expenses were primarily attributable to information technology costs incurred to relocate the development of certain IT applications to India.

Business restructuring charges and related expenses during fiscal 2002 included (1) $116 million of charges related to employee separations, (2) $84 million of real estate and IT lease terminations, (3) $21 million for incremental period costs, which included relocation and consolidation costs and computer system transition expenditures, and (4) $7 million of asset impairments, partially offset by (5) a $20 million reversal of business restructuring liabilities primarily related to fewer involuntary employee separations than originally anticipated.

Goodwill and Intangibles Impairment Charge - There was no impairment of goodwill or intangibles in fiscal 2003.  An impairment charge was recorded in fiscal 2002 to write down the carrying value of goodwill and intangible assets to an amount representing their discounted future cash flows in accordance with SFAS 142 and SFAS 121.  The charge was composed of $44 million for goodwill attributed to SMBS, $24 million for intangibles attributed to ECG and $3 million for intangibles attributed to SMBS.

Research and Development - Our research and development expenses consist primarily of salaries and benefits. R&D expenses decreased mainly due to lower staffing levels in our R&D organization.  In addition, R&D was positively impacted by a curtailment gain of $6 million from freezing management pension benefit and postretirement health benefit accruals.  Investments in R&D have been focused on the high growth areas of our business while spending on our more mature product lines has decreased.

Other Income (Expense), Net – For fiscal 2003, other income (expense), net was primarily attributable to a net loss of $34 million on the extinguishment of a portion of our LYONs and a $25 million charge associated with our share of the Lucent securities litigation settlement.  These losses in fiscal 2003 were partially offset by a gain of $14 million on the sale of assets and $15 million of interest income.  For fiscal 2002, other income (expense), net was primarily attributable to $20 million of interest income, partially offset by a $17 million impairment charge associated with investments that were generally concentrated in the emerging communications technology industry.

Interest Expense - Interest expense for fiscal 2003 included $58 million of interest on $640 million aggregate principal amount of senior secured notes, $440 million of which were issued in March 2002 and $200 million of which were issued in May 2003. In addition, we recorded interest expense of $20 million for the amortization of debt discount, premium and deferred financing costs related primarily to our LYONs, which were issued in October 2001.

Interest expense for fiscal 2002 included $25 million of interest expense on our senior secured notes, $21 million of amortization of debt discount and deferred financing costs related primarily to our LYONs, and $9 million for interest on commercial paper and other short-term borrowings.  Interest expense was partially offset by $4 million of income related to the hedging of the senior secured notes with our interest rate swaps.

Provision (Benefit) for Income Taxes – In fiscal 2003, we recorded a provision for income taxes of $84 million, which included an $83 million provision to increase the deferred tax asset valuation allowance, a $13 million provision for state and foreign income taxes and a $4 million provision for other adjustments, partially offset by a $10 million benefit related to the early extinguishment in January 2003 of a portion of our LYONs and a $6 million benefit related to a favorable audit settlement.  The $83 million provision for the increase in the deferred tax asset valuation allowance reflects the difference between the actual and expected tax gain associated with the LYONs exchange offer.

The provision of $273 million on the loss from continuing operations for fiscal 2002 included a $364 million provision related to the establishment of a deferred tax asset valuation allowance and a provision of $64 million related to an unfavorable geographic distribution of earnings and losses, partially offset by a benefit of $155 million attributable to operational losses incurred for the year.

Segment Results

Operating Segments

During fiscal 2004, we managed our operations in three segments – ECG, SMBS and Services. Expenses that are not identified with the operating segments such as business restructuring charges and related expenses and costs incurred to maintain vacant real estate facilities are included in corporate.

Fiscal Year Ended September 30, 2004 Compared with Fiscal Year Ended September 30, 2003

	Year ended September 30,		Change
Dollars in millions	2004	2003	$	%
Revenue:
Enterprise Communications Group	$1,780	$1,644	$136	8.3%
Small and Medium Business Solutions	264	236	28	11.9%
Avaya Global Services	2,021	1,916	105	5.5%
Total segment revenue	$4,065	$3,796	$269	7.1%
Corporate / unallocated	4	—	4	—
Total revenue	$4,069	$3,796	$273	7.2%

	Year ended September 30,		Change
Dollars in millions	2004	2003	$
Operating Income (Loss):
Enterprise Communications Group	$51	$(121)	$172
Small and Medium Business Solutions	20	1	19
Avaya Global Services	249	163	86
Total segment operating income	$320	$43	$277
Business restructuring (charges) reversals and related expenses, net	1	5	(4)
Other unallocated amounts	2	15	(13)
Total operating income	$323	$63	$260

ECG

ECG’s revenue increased by $136 million, or 8.3%, for the year ended September 30, 2004 as compared with 2003.  Domestic revenue increased by 6.7% over the prior year to $1,157 million.  International revenue increased 11.5% over the prior year to $623 million.  Revenue from IP telephony systems, software, and applications continued to show growth, more than offsetting the declines in traditional telephony systems.  This change in product mix reflects the transition our customers are making to IP telephony systems.  Revenue for the year ended September 30, 2004 includes revenue from our acquisition in fiscal 2004 of Expanets.  The positive impact of the acquisition of Tata Telecom is expected to be realized in fiscal 2005.  In fiscal 2004, ECG’s sales through the direct channel remained relatively flat at 50.3% of ECG’s revenue compared to fiscal 2003.

ECG’s operating income for the twelve months ended September 30, 2004 was $51 million as compared with a loss of $121 million for 2003.  This $172 million improvement was primarily attributable to an increase in gross margin resulting from increased volumes over which our fixed costs are spread, a more favorable product mix with respect to software and applications, cost reductions from our contract manufacturers and continued improvements in overhead cost reductions.  Operating expenses have been reduced due primarily to savings associated with our business restructuring initiatives related to headcount, which decreased by 3% from September 30, 2003, and a continued focus on core initiatives.

SMBS

SMBS’ revenue for the year ended September 30, 2004 increased by $28 million, or 11.9%, in comparison with 2003.  Domestic revenue increased by 11% over the prior year, while international revenue increased by 13% over the prior year.  Both in the U.S. and internationally, this increase is due primarily to growth in sales of IP Office, our IP telephony offering for the small and medium-sized business market. This trend reflects the transition of the small and medium business market to IP telephony systems.  Revenue from IP Office represented 28% of total SMBS revenue compared to 21% in fiscal 2003.  Revenue for fiscal 2004 also includes revenue from Expanets, which was acquired on November 25, 2003.

SMBS generated operating income of $20 million in fiscal 2004 compared to $1 million in fiscal 2003. This improvement was due primarily to an increase in gross margin resulting from increased volumes, over which our fixed costs are spread and cost reductions from our contract manufacturers.  Operating expenses increased due to incremental sales expenses associated with the integration of the Expanets business as well as enhancements made to the sales presence outside of the U.S.

Services

Services’ revenue increased $105 million, or 5.5%, for the year ended September 30, 2004, as compared with 2003.  The contract-related, maintenance and managed service related business growth, primarily associated with maintenance, resulted from the Expanets acquisition, as well as the ongoing initiatives to improve take rates, renewal rates and retention rates for maintenance contracts. Some annuity based contracts were renegotiated to change the term, scope and associated pricing upon renewal or extension, resulting in a slight decrease in revenues from these existing customers.  Total fiscal 2004 revenue from the transactional based businesses declined compared to fiscal 2003 primarily due to decreases in per occurrence activities that are not covered by a long-term contract and are charged on a time and materials basis, and moves, adds and changes.  Per occurrence revenue declined as maintenance services billed on a time and material basis declined, and as customers continued cost reduction initiatives that included decreasing the amount of equipment adds, moves and changes.

Services’ operating income increased by $86 million in fiscal 2004 as compared with fiscal 2003, due primarily to an improvement in gross margin.  This increase reflects continued cost reduction initiatives in the first half of fiscal 2004, improved revenue and utilization of our technician workforce as a result of the integration of Expanets and an adjustment to a long-term contract loss reserve due to favorable projected performance, partially offset by a write-down of inventory.  The acquisition of Expanets helped contribute to a stronger presence in the U.S. direct channel.  Sales through our direct channel increased, representing 88.1% in fiscal 2004 as compared with 84.6% in fiscal 2003, favorably impacting gross margin.  Operating expenses increased primarily due to additional selling expense associated with the integration of Expanets.

Corporate / Unallocated

Revenue of $4 million in fiscal 2004, not associated with one of our three operating segments, represents sales associated with the acquisition of Expanets.  These sales were not allocated to one of our operating segments because the sales were of non-Avaya products that were in the Expanets’ pipeline prior to the acquisition, and were consummated subsequent to the closing of the acquisition.

Operating income of $3 million in fiscal 2004 and $20 million in fiscal 2003 are due to a combination of certain corporate overhead expenses not charged to the operating segments (such as cost of vacant real estate space, business restructuring charges, etc.) and over/under absorbed corporate overhead expenses.  At the beginning of each fiscal year, the amount of certain corporate overhead expenses to be charged to operating segment is determined and fixed for the entire year based on fully absorbing the planned overhead expenses.  Any over/under absorption compared to the fixed allocations is reported under Corporate/Unallocated.

Fourth Quarter Items

Revenues, margins and operating income all increased in the fourth quarter of fiscal year 2004 compared to the prior quarter and compared to the fourth quarter of fiscal year 2003.  These increases relate primarily to continued increases in sales volumes related to IP telephony systems, software and applications.  In addition, two items that are non-recurring in nature affected our fourth quarter results.  Revenues in the fourth quarter of 2004 include the positive impact of a $14 million reduction of reserves for sales returns and allowances, resulting in a $12 million positive impact on operating income.  As a result of the operational improvements we have made in our billing and collection process over the past year, and following a year-end analysis of our reserve balance for sales returns and allowances, this reserve was reduced in light of these improvements.  This reduction increased fourth quarter revenues for the ECG and Services segments by $8 million and $6 million, respectively, and increased fourth quarter operating income for the ECG and Services segments by $7 million and $5 million, respectively.  Also during the fourth quarter, we incurred a $10 million impairment charge in connection with our decision to sell our two corporate airplanes.  This charge is included in Corporate/Unallocated operating income. See Note 5 to our consolidated financial statements for a discussion of this transaction.

Fiscal Year Ended September 30, 2003 Compared with Fiscal Year Ended September 30, 2002

	Year ended September 30,		Change
Dollars in millions	2003	2002	$	%
Revenue:
Enterprise Communications Group	$1,644	$1,962	$(318)	-16.2%
Small and Medium Business Solutions	236	243	(7)	-2.9%
Avaya Global Services	1,916	2,179	(263)	-12.1%
Total segment revenue	$3,796	$4,384	$(588)	-13.4%
Corporate	—	3	(3)	-100.0%
Total revenue	$3,796	$4,387	$(591)	-13.5%

	Year ended September 30,		Change
Dollars in millions	2003	2002	$
Operating Income (Loss):
Enterprise Communications Group	$(121)	$(259)	$138
Small and Medium Business Solutions	1	(22)	23
Avaya Global Services	163	244	(81)
Total segment operating income (loss)	$43	$(37)	$80
Business restructuring (charges) reversals and related expenses, net	5	(209)	214
Other unallocated amounts	15	(108)	123
Total operating income (loss)	$63	$(354)	$417

ECG

The reduction in ECG’s revenue was due primarily to the restraint on capital spending by our customers, which resulted in lower sales volumes compounded by increased pricing pressures.  Upon our introduction of next generation enterprise class IP telephony solutions in February 2002, we initially saw cautiousness among our customers to transition to these IP-based telecommunications systems.  In fiscal 2003, however, we saw an increased willingness by our customers to invest in IP telephony systems as revenue from our IP portfolio grew as a percentage of our overall revenue.  We believe this trend was partially attributable to our ability to migrate our customers to IP telephony while preserving their existing telecommunications investments.  In fiscal 2003, ECG’s sales through the direct channel decreased to 50.2% of total ECG revenue from 51.4% in fiscal 2002.

The improvement in ECG’s operating loss was driven by declines in operating expenses due primarily to savings associated with our business restructuring initiatives related to headcount.  Additionally, our continued focus on productivity and effectiveness led to less, but more targeted spending on advertising and marketing.  R&D expenses also declined due to the shift away from investing in mature product lines and focusing investments primarily on strategic and higher growth areas of our business.  These expense reductions were partially offset by a decline in gross margin due to reduced sales volume.  Although gross margin was less in fiscal 2003, ECG’s gross margin percentage improved as a result of cost efficiencies gained in our manufacturing process through our outsourcing agreement with Celestica.  This improvement in gross margin percentage was partially offset by increased discounts resulting from pricing pressures and a higher mix of indirect sales.

SMBS

SMBS’ revenue represented 6.2% and 5.5% of our total revenue in fiscal 2003 and 2002, respectively.  The revenue decrease was mitigated by the introduction in the second quarter of fiscal 2002 of IP Office, our IP telephony offering for small and mid-sized enterprises. Revenue from IP Office represented 21% of total SMBS’ revenue in fiscal 2003 compared to 10% in fiscal 2002.

SMBS generated a small operating income in fiscal 2003 compared to an operating loss in fiscal 2002 due primarily to savings associated with the development of a more cost effective support organization within the SMBS segment.  Furthermore, gross margin percentage increased due to a favorable product mix, which included an increase in sales of IP Office, and operational efficiencies gained through outsourcing of manufacturing.

Services

The decrease in Services’ revenue was largely due to a decline in maintenance contract renewals caused by the softened economy, customer cost cutting initiatives and the decline in fiscal 2002 product sales.  The decline in Services’ revenue also reflected the full effect in fiscal 2003 of the loss of a major services contract in our EMEA region in the second quarter of fiscal 2002, and the renegotiation of a maintenance contract with Expanets in March 2002, which extended the term of the agreement but lowered the monthly revenue.  In addition, we saw a decline in revenue generated from our professional services organization and our services revenue billed on a time and materials basis due also to customer cost reduction initiatives and reduced demand for equipment adds, moves and changes.  Lower product sales in our ECG segment resulted in fewer installations of communication networks.  Managed services, which is part of our contract-based revenue, declined primarily due to reduced pricing on renewal contracts, the consolidation of call centers by our customers and fewer active ports.  Services revenue generated through our direct channel represented 84.6% of this segment’s revenue in fiscal 2003 as compared with 83.1% in fiscal 2002.

Services’ operating income in fiscal 2003 decreased compared with fiscal 2002 driven primarily by revenue erosion.  Despite the revenue decline, gross margin percentage decreased only slightly in fiscal 2003, which reflects operating efficiencies gained from cost reduction initiatives including headcount reductions associated with business restructuring activities and improvements in utilization of our technician workforce.  SG&A increased primarily due to the creation of a dedicated sales organization in the first quarter of fiscal 2003.  This increase was net of a reduction in fiscal 2003 in bad debt expense resulting from billing and collection process improvements.

Results of Discontinued Operations

As a result of the divestitures discussed above, we classified our Connectivity Solutions business and the portions of the Expanets business that previously distributed non-Avaya products as discontinued operations.  The following table presents the operating results of the businesses included in income from discontinued operations, as well as the gain recognized on the sale of Connectivity Solutions.  The results of operations for Connectivity Solutions for the year ended September 30, 2004 include a charge of $48 million comprised of a $24 million pension and postretirement curtailment loss and a $24 million settlement loss recognized upon the transfer of pension and postretirement benefit assets and liabilities to CommScope.  Upon the transfer of these pension and postretirement benefit assets and liabilities to CommScope, an offsetting gain of $48 million was recognized and included in the $84 million gain on sale of discontinued operations for the assumption of these liabilities by CommScope.  These two transactions resulted in a net zero impact to income from discontinued operations for fiscal 2004.

The amounts presented for Expanets for the year ended September 30, 2004 represent the results generated by the portion of the Expanets business that previously distributed non-Avaya products from the date of acquisition on November 25, 2003, through June 30, 2004.  We divested the entire portion of the Expanets business as of June 30, 2004.

	Year ended September 30,
Dollars in millions	2004	2003	2002
Revenue from discontinued operations:
Connectivity Solutions	$168	$542	$569
Expanets	8	—	—
Total revenue from discontinued operations	$176	$542	$569

Income before income taxes from discontinued operations:
Connectivity Solutions
Results of operations	$(71)	$49	$3
Gain on sale	84	—	—
Total income before income taxes for Connectivity Solutions	13	49	3
Expanets	(7)	—	—
Total income before income taxes from discontinued operations	$6	$49	$3

Liquidity and Capital Resources

During fiscal 2004, we focused on generating net cash flow from continuing operations and reducing the amount of our debt, particularly in relation to our amount of cash and cash equivalents.  Our cash and cash equivalents increased to $1,617 million as of September 30, 2004 from $1,192 million as of September 30, 2003.

As part of our de-leveraging strategy, we retired and repurchased a portion of our senior secured notes during fiscal 2004.  The impact of these transactions is described in the “Financing Activities” discussion below.  Primarily as a result of these actions, we reduced our debt by $360 million over the fiscal year.  We took additional actions in the first quarter of fiscal 2005 to further reduce our debt, which were partially offset by the closing of the Tenovis acquisition in the first quarter of fiscal 2005 and the assumption of certain Tenovis debt.

Sources and Uses of Cash for the Fiscal Year Ended September 30, 2004

Operating Activities

Our net cash provided by operating activities from continuing operations was $479 million for fiscal 2004, compared with $169 million for fiscal 2003.  Our improvement in cash flows from operating activities was primarily driven by our significant turnaround in profitability and working capital management described below:

•                  Net income – We generated net income of $296 million for fiscal year 2004 compared to a loss of $88 million in fiscal 2003, a $384 million year-over-year improvement.  This improvement was due to a $273 million increase in revenue over fiscal 2003, with higher gross margins due to increased volumes, favorable product mix, continued cost reductions, favorable tax settlements of $89 million (of which $37 million was received in cash), and more effective utilization of our technician workforce.

•                  Continued improvement in working capital management – We continued to benefit from further improvements that were achieved in the management of working capital, particularly in the area of accounts receivable.  Gross receivables increased by only $16 million compared to year-end 2003 despite $273 million in incremental revenues.  Days sales outstanding were 58 days at fiscal year-end 2004 compared to 60 days at year-end 2003, and 73 days at year-end 2002.  Past due receivables as a percentage of total gross receivables was 13% at year-end 2004, compared to 18% and 41% as of September 30, 2003 and 2002, respectively.  In addition, we benefited from more effective management of accounts payable.

These were partially offset by the following significant items:

•                  Higher incentives - The current period includes payment of management incentives for the performance period of the second half of 2003, whereas no management incentives were paid in 2002.  During 2004, we changed our policy of paying incentives from bi-annual installments to annual payments (due in the first quarter of fiscal 2005).

•                  Higher interest payments - We made interest payments of $70 million on our senior secured notes during fiscal 2004, as compared with $49 million of interest during fiscal 2003.  The $21 million increase was as a result of the $200 million add-on offering of senior secured notes in May 2003, and accelerated payments related to the repurchases of our senior secured notes during the third quarter of fiscal 2004.

Investing Activities

Net cash provided by investing activities from continuing operations was $21 million for fiscal 2004, compared with net cash used for investing activities from continuing operations of $60 million for fiscal 2003.  Fiscal 2004 activities primarily include net cash proceeds of $256 million from the sale of our Connectivity Solutions business, and $28 million from the sale of CommScope stock.  These increases in cash were partially offset by $128 million used for acquisitions, of which $115 million was used to acquire substantially all of the assets and certain liabilities of Expanets, as well as $81 million used for capital expenditures and $38 million for capitalized software development costs.

Financing Activities

Net cash used for financing activities from continuing operations was $64 million for fiscal 2004, compared with net cash provided by financing activities from continuing operations of $421 million for fiscal 2003.  Cash used during fiscal 2004 consisted primarily of $249 million to redeem $224 million of aggregate principal amount of our senior secured notes, and $155 million to repurchase $132 million of aggregate principal amount of our senior secured notes in a series of open market transactions.  These uses of cash were partially offset by $249 million in net proceeds received in connection with the sale of 14,039,481 shares of our common stock in February 2004 and $91 million of cash received in connection with the issuance of common stock under our employee stock purchase plan and stock option plans.  We used the net proceeds from the February 2004 sale of our common stock to fund the redemption of a portion of our senior secured notes, as described above.

Cash Flows of Discontinued Operations

Net cash used in discontinued operations of $21 million for fiscal 2004 was attributed to operating activities and consisted of $15 million related to Connectivity Solutions and $6 million related to the portion of the Expanets business divested subsequent to the acquisition.

Net cash provided by discontinued operations of $54 million in fiscal 2003 was primarily related to the operating activities of Connectivity Solutions and Expanets.

The following table represents changes in our cash and cash equivalents balance attributable to discontinued operations.

	Year ended September 30,
Dollars in millions	2004	2003	2002
Net cash (used for) provided by operating activities of discontinued operations	$(21)	$57	$146
Net cash used for investing activities of discontinued operations	—	(3)	(7)
Net cash (used for) provided by discontinued operations	$(21)	$54	$139

Future Cash Requirements and Sources of Liquidity

Future Cash Requirements

The following table summarizes our contractual obligations as of September 30, 2004:

	Payments due by period
In millions	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations (1)	$593	$299	$—	$294	$—
Operating lease obligations (2)	517	97	143	94	183
Purchase obligations with contract manufacturers and suppliers (3)	132	132	—	—	—
Other purchase obligations (4)	60	59	1	—	—
Total	$1,302	$587	$144	$388	$183

(1)          Long-term debt payments due in less than 1 year primarily represent our potential payment obligations in connection with the

LYONs. Long-term debt payments due in 3-5 years represent the $284 million outstanding principal amount as of September 30, 2004 of senior secured notes plus the unamortized premium and unamortized deferred gain on the interest rate swaps hedged against the senior secured notes.  These amounts do not include future payments for interest.

Subsequent to September 30, 2004 we entered into several transactions resulting in significant changes to our long-term debt balance as shown in the following table:

In millions	LYONs convertible debt	Senior secured notes	Tenovis debt	Other	Total

Debt obligations as of September 30, 2004	$297	$294	$—	$2	$593

Senior secured notes tender offer	—	(271)	—	—	(271)
Assumption of Tenovis debt (a)	—	—	347	—	347
LYONs repurchases / conversions (b)	(299)	—	—	—	(299)
Accretion and amortization of premium / gain	2	(9)	—	—	(7)
Expected debt obligations as of December 20, 2004 (c)	$—	$14	$347	$2	$363

(a) Debt assumed with the Tenovis acquisition includes $68 million of real estate financing.

(b) Repurchases result in a cash outflow; conversions result in issuance of our common stock.

(c) Of the total expected debt obligations, $81 million is due during fiscal 2005.

(2)   Contractual obligations for operating leases include $41 million of future minimum lease payments that have been accrued for in accordance with generally accepted accounting principles pertaining to restructuring and exit activities.

(3)   We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products. During the normal course of business, in order to manage manufacturing lead times and to help assure adequate component supply, we enter into agreements with contract manufacturers and suppliers that allow them to produce and procure inventory based upon forecasted requirements provided by us.  If we do not meet these specified purchase commitments, we could be required to purchase the inventory.

(4)   Other purchase obligations represent an estimate of contractual obligations in the ordinary course of business, other than commitments with contract manufacturers and suppliers, for which we have not received the goods or services as of September 30, 2004.  Although contractual obligations are considered enforceable and legally binding, the terms generally allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to the delivery of goods or performance of services.

Our primary future cash requirements will be to fund working capital, capital expenditures, the servicing of the debt we assumed in connection with the Tenovis acquisition, employee benefit obligations, strategic acquisitions and our business restructuring liabilities.

Specifically, we expect our primary cash requirements for fiscal 2005 to be as follows:

•                  Acquisitions – We made cash payments of $97 million during the first quarter of fiscal 2005 associated with the acquisition of Spectel, net of $6 million cash acquired.  We also made cash payments of approximately $257 million during fiscal 2005 associated with the acquisition of Tenovis, net of $113 million cash acquired.

•                  Debt repayments – During the first quarter of fiscal 2005, we used cash of $314 million to repurchase $271 million principal amount of our senior secured notes pursuant to a cash tender offer and consent solicitation commenced on November 1, 2004 and concluded on December 1, 2004.  The consent solicitation resulted in the execution of a supplemental indenture to the indenture governing the senior secured notes, which eliminated substantially all of the restrictive covenants, the reporting requirements and certain events of default from the indenture, as well as eliminated the requirement to provide security for the notes.  We also made payments of $129 thousand in connection with the exercise by holders of the LYONs put option.  On November 18, 2004, we announced that we will redeem for cash all of our outstanding LYONs on December 20, 2004.  The aggregate redemption price for all LYONs outstanding on the December 20, 2004 redemption date (if the entire outstanding amount were settled in cash) is $299 million.  Each LYON is convertible at any time at the option of the holder into 37.4437 shares of our common stock.  To the extent any holders elect to convert their LYONs into shares of our common stock prior to the redemption date, the amount of cash required to satisfy the redemption will be reduced.  We may make further repurchases of debt in the future.  We also acquired debt of approximately $347 million in connection with the Tenovis acquisition, of which $79 million is scheduled for repayment in fiscal 2005.

•                  Capital expenditures – We expect to spend approximately $110 million during fiscal 2005 for capital expenditures and approximately $40 million for capitalized software development costs.

•                  Business restructuring activities – Based upon the current business restructuring reserve, we expect to make cash payments of approximately $16 million associated with lease termination obligations.

•                  Employee payments – We paid $143 million in November 2004 which was accrued at September 30, 2004 related to management incentive plans.

Future Sources of Liquidity

We expect our primary source of cash during fiscal 2005 to be positive net cash provided by operating activities.  We expect that growth in our revenues and continued focus on accounts receivable and inventory management and cost containment will enable us to continue to generate positive net cash from operating activities.

We believe that our existing cash and cash equivalents of $1,617 million and our net cash provided by operating activities will be sufficient to meet our future cash requirements described above.  Our ability to meet the cash requirements described above will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.  On April 30, 2003, we and a syndicate of lenders amended and restated our Five Year Revolving Credit Facility Agreement, or the credit facility.  Our credit facility imposes, and any future indebtedness may impose, various restrictions and covenants which could limit our ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities.  Our existing cash and cash equivalents and net cash provided by operating activities may be insufficient if we face unanticipated cash needs such as the funding of a future acquisition or other capital investment.  Furthermore, if we acquire a business in the future that has existing debt, our debt service requirements may increase, thereby increasing our cash needs.

If we do not generate sufficient cash from operations or do not otherwise have sufficient cash and cash equivalents, we may need to incur additional debt or issue equity.  In order to meet our cash needs we may, from time to time, borrow under our credit facility or issue other long- or short-term debt or equity, if the market and the terms of our existing debt instruments permit.

Uncertainties Regarding Our Liquidity

We believe the following uncertainties exist regarding our liquidity:

•                  Ability to Increase Revenue – Our ability to generate net cash from operating activities has been a primary source of our liquidity.  If our revenue were to stagnate or decline, our ability to generate net cash from operating activities in a sufficient amount to meet our cash needs would be adversely affected.

•                  Impact of Tenovis Acquisition – Our recent acquisition of Tenovis could affect our liquidity in several ways.  First, the integration of Tenovis’ business and operations into ours will require significant cash resources.  Second, although we conducted a customary due diligence investigation of Tenovis’ business and operations prior to the acquisition, because we only recently completed the acquisition, we cannot yet determine with certainty the amount of cash that will be needed to fund Tenovis’ operations on an ongoing basis.

•                  Debt Ratings – Our ability to obtain external financing and the related cost of borrowing are affected by our debt ratings.  See “Debt Ratings.”

•                  Future Acquisitions – We may from time to time in the future make additional acquisitions.  Such acquisition or acquisitions may require significant amounts of cash or may result in increased debt service requirements to the extent we assume or incur debt in connection with such acquisition or acquisitions.

Fair Value of Financial Instruments

The estimated aggregate fair market value of the senior secured notes decreased from September 30, 2003 by $412 million to $330 million as of September 30, 2004, due primarily to the redemption and repurchase of $356 million principal amount of these notes during fiscal 2004, and the corresponding decreases in the net premium and termination of the interest rate swaps.  With regard to the LYONs, the estimated aggregate fair value as of September 30, 2004 increased from September 30, 2003 from $305 million to $307 million, which reflects an increase in the fair market value per LYON, partially offset by a reduction in the aggregate fair market value of LYONs extinguished in connection with the exchange offer and repurchases during fiscal 2003.  The fair market values are based upon quoted market prices and yields obtained through independent pricing sources for the same or similar types of borrowing arrangements taking into consideration the underlying terms of the debt.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of their short-term maturity and variable rates of interest.

As of September 30, 2004 and 2003, the estimated fair values of our foreign currency forward contracts were $8 million and $13 million, respectively, and were included in other current assets.  The estimated fair values of these forward contracts were based on market quotes obtained through independent pricing sources.

Debt Ratings

Our ability to obtain external financing and the related cost of borrowing is affected by our debt ratings, which are periodically reviewed by the major credit rating agencies.  Debt ratings and outlooks as of September 30, 2004 and 2003 are as follows:

September 30,
	2004		2003
	Debt Ratings	Outlook	Debt Ratings	Outlook
Moody’s:
Issuer rating	B2	Positive	B3	Negative
Senior secured notes	B1	Positive	B2	Stable
Senior implied rating	B1	Positive	B3	Stable
Standard & Poor’s:
Long-term senior unsecured debt	B	Positive	B	Stable
Senior secured notes	B+	Positive	B+	Stable
Corporate credit	B+	Positive	B+	Stable

The improvement in our debt ratings and upgrade to positive outlook for the fiscal year is primarily a result of our (i) increased financial flexibility resulting from equity financings and debt redemption, (ii) liquidity profile with increased cash and reduced debt, and (iii) improved operating performance and cash flow.  Changes in our debt levels or operating results may cause changes in our debt ratings.

On November 16, 2004, Standard and Poor’s raised our long-term senior unsecured debt rating to B+ to reflect lower amounts of secured debt in our capital structure, as a result of the senior secured notes tender offer, which is described fully in Note 8 to our consolidated financial statements.

Contribution of Common Stock to Pension Plan

During June 2004, we made a voluntary contribution of $111 million of our common stock to fund our U.S. management pension plan.  The contribution was funded with a combination of 2,448,602 shares of treasury stock and 4,510,646 shares of newly issued common stock.  The per share value of common stock contributed to the pension plan was $15.95, which represented the average of the opening and closing share price on June 9, 2004, the date of the contribution.  As of the date of the contribution, the treasury stock had a carrying value of $27 million.  The difference between the $27 million carrying value and the $39 million fair value of the treasury stock contributed was recorded as an increase to additional paid-in capital.  As a result of this contribution, we expect we will not be required to make a contribution to satisfy minimum statutory funding requirements for our U.S. pension plans until fiscal 2008.

Credit Facility

Our credit facility contains affirmative and restrictive covenants the Avaya must comply with, including: (a) maintaining a minimum amount of earnings before interest, taxes, depreciation and amortization, or EBITDA, adjusted for certain business restructuring charges and related expenses and non-cash charges, or adjusted EBITDA, (b) maintaining a minimum ratio of adjusted EBITDA to interest expense, (c) limitations on the incurrence of indebtedness, (d) limitations on investments and (e) restrictions on the payment of dividends.  As of September 30, 2004, we believe that we were in compliance with all of the covenants included in the credit facility.

As of September 30, 2004 and 2003, there were no amounts outstanding under our credit facility, and we have not borrowed under our credit facility since the second quarter of fiscal 2002.  We believe our credit facility provides us with an important source of backup liquidity.  Our credit facility expires in September 2005, and we intend to negotiate a new credit facility during fiscal 2005.  We and our lenders have amended the credit facility at different times generally to provide additional flexibility to make acquisitions and repurchase outstanding indebtedness.  See Note 8 to our consolidated financial statements for a more detailed discussion of our credit facility.

Guarantees of Indebtedness and Other Off-Balance Sheet Arrangements

We are party to several types of agreements, including surety bonds, purchase commitments, product financing arrangements, and performance guarantees, which are fully discussed in Note 17 to our consolidated financial statements.

Legal Proceedings and Environmental, Health and Safety Matters

We are subject to certain legal proceedings as fully discussed in Note 17 to our consolidated financial statements.

Financial Instruments

We conduct our business on a multi-national basis in a wide variety of foreign currencies. We are therefore subject to the risk associated with foreign currency exchange rates and interest rates that could affect our results of operations, financial position and cash flows. We manage our exposure to these market risks through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We use derivative financial instruments to reduce earnings and cash flow volatility associated with foreign exchange rate changes.  Derivative financial instruments are used as risk management tools and not for speculative or trading purposes.

Foreign Currency Transactions

Recorded Transactions—We utilize foreign currency forward contracts primarily to manage short-term exchange rate exposures on certain receivables, payables and loans residing on foreign subsidiaries’ books, which are denominated in currencies other than the subsidiary’s functional currency.  For the fiscal years ended September 30, 2004 and 2003, the changes in the fair value of the foreign currency forward contracts were substantially offset by changes resulting from the revaluation of the hedged items.

The fair value of foreign currency forward contracts is sensitive to changes in foreign currency exchange rates.  As of September 30, 2004 and 2003, a 10% appreciation in traded-against foreign currency value from the prevailing market rates would have decreased our related net unrealized gain from continuing operations for fiscal 2004 and 2003 by $40 million and $22 million, respectively. Conversely, a 10% depreciation would have increased our related net gain from continuing operations for fiscal 2004 and 2003 by $56 million and $22 million, respectively.  Consistent with the nature of the economic hedge of such foreign currency forward contracts, such unrealized gains or losses would be offset by corresponding decreases or increases, respectively, of the underlying asset, liability or transaction being hedged.

Forecasted Transactions—From time to time, we use foreign currency forward contracts to offset certain forecasted foreign currency transactions primarily related to the purchase or sale of product expected to occur during the ensuing twelve months. The change in the fair value of foreign currency forward contracts is recognized as other income or expense in the period in which the exchange rates change.  For the fiscal year ended September 30, 2004 and 2003, these gains and losses were not material to our results of operations.

Interest Rate Swap Agreements

During the first and second quarters of 2004, we entered into a total of five interest rate swap agreements each having a notional amount of $50 million and a maturity date of April 2009.  The interest rate swaps effectively converted $250 million of the senior secured notes from fixed rate debt into floating rate debt.

During the third and fourth quarters of fiscal 2004, we terminated all five of our interest rate swap agreements as we anticipate further repurchases of the senior secured notes.  See Note 9 to our consolidated financial statements for further details related to these interest rate swap agreements.

Recent Accounting Pronouncements

SFAS 132

In December 2003, the Financial Accounting Standards Board, or FASB, issued a revised SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” or SFAS 132, which changed the disclosure requirements for employers’ pension plans and other postretirement benefit plans, but did not change the measurement or recognition of those plans required by other related accounting standards.  The disclosure requirements of SFAS 132 were effective for us beginning in the second quarter of fiscal 2004.  Additional annual disclosures are also required by SFAS 132 for the year ended September 30, 2004, including information describing the types of plan assets, investment strategy, measurement date(s), plan obligations and cash flows.

FIN 46-R

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51,” or FIN 46.  FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the other equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  The disclosure and consolidation requirements of FIN 46 for variable interest entities created or acquired subsequent to January 31, 2003 became effective for financial statements issued by us beginning in the second quarter of fiscal 2003.  For variable interest entities created or acquired prior to February 1, 2003, the consolidation requirements of FIN 46 became effective for us in the first quarter of fiscal 2004.  In December 2003, FASB issued a revised interpretation of FIN 46, or FIN 46-R, which supersedes FIN 46 and clarifies and expands current accounting guidance for variable interest entities.  We adopted the new requirements of FIN 46-R as of March 31, 2004.  The adoption of FIN 46 and FIN 46-R did not have a material effect on our consolidated results of operations, financial position or cash flows.

Recently Passed Tax Legislation

On October 22, 2004, the American Jobs Creation Act of 2004, or the Act, was signed into law.  The Act includes a deduction of 85% of certain foreign earnings that are repatriated, as defined in the Act.  We may elect to apply this provision to qualifying earnings repatriations in either fiscal 2005 or fiscal 2006.  We have started an evaluation of the effects of the repatriation provision; however, we do not expect to be able to complete this evaluation until after Congress or the Treasury Department provides additional clarifying language on key elements of the provision.

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

Revenue Recognition

We derive revenue primarily from the sale and service of communication systems and applications. In accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition,” revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable, collectibility is reasonably assured, contractual obligations have been satisfied, and title and risk of loss have been transferred to the customer.

Our products are sold directly through our worldwide sales force and indirectly through our global network of distributors, dealers, value-added resellers and system integrators. The purchase price of our systems and applications typically includes installation and a warranty of up to one year.  Revenue and the related costs from the direct sales of products that include installation services are recognized at the time the products are installed, after satisfaction of all the terms and conditions of the underlying customer contract. When we provide a combination of products and services to customers, the arrangement is evaluated under Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” or EITF 00-21, which is effective for us for transactions entered into after July 1, 2003. EITF 00-21 addresses certain aspects of accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. The application of EITF 00-21 did not have a material effect on our consolidated results of operations, financial position or cash flows. Our indirect sales to distribution partners are generally recognized at the time of shipment if all contractual obligations have been satisfied. We accrue a provision for estimated sales returns and other allowances and deferrals as a reduction of revenue at the time of revenue recognition, as required.  We calculate the provision for sales returns and allowances based on a quarterly analysis of actual historical returns and allowances in relation to current quarter sales, and determine the required allowance.  This analysis requires a significant amount of judgment.  If the accrued provision is higher or lower than required based on our quarterly analysis, the provision is adjusted against revenue.

We also derive revenue from: (i) maintenance services, including services provided under contracts and on a time and materials basis; (ii) professional services for customer relationship management, converged voice and data networks, network security, and unified communications; and (iii) managed services for messaging and other parts of communication systems. Maintenance contracts typically have terms that range from one to five years. Contracts for professional services typically have terms that range from two to four weeks for standard solutions and from six months to one year for customized solutions. Contracts for managed services typically have terms that range from one to seven years. Revenue and the related costs from services performed under managed services arrangements, professional services and services performed under maintenance contracts are deferred and recognized ratably over the term of the underlying customer contract or at the end of the contract, when obligations have been satisfied. For services performed on a time and materials basis, revenue is recognized upon performance.

Most of our sales require judgments principally in the areas of customer acceptance, returns assessments and collectibility. The assessment of collectibility is particularly critical in determining whether or not revenue should be recognized. We assess collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history. In addition, a significant amount of our revenue is generated from sales of product to distributors. As such, our provision for estimated sales returns and other allowances and deferrals requires significant judgment. We provide for estimated sales returns and other allowances and deferrals as a reduction of revenue at the time of revenue recognition, as required. If these estimates, which are based on historical experience, are significantly below the actual amounts, our revenue could be adversely affected.

Collectibility of Accounts Receivable

Our accounts receivable are recorded net of reserves for sales returns and allowances, and net of provisions for doubtful accounts.  As discussed above, we accrue for estimated sales returns and allowances based on an analysis of historical trends.  In order to record our accounts receivable at their net realizable value, we must also assess their collectibility. A considerable amount of judgment is required in order to make this assessment including a detailed analysis of the aging of our receivables and the current creditworthiness of our customers and an analysis of historical bad debts and other adjustments. We have recorded allowances for receivables which we believe are uncollectible, including amounts for the resolution of potential credit and other collection issues such as disputed invoices, customer satisfaction claims and pricing discrepancies. However, depending on how such potential issues are resolved, or if the financial condition of any of our customers were to deteriorate and their ability to make required payments became impaired, increases in these allowances may be required. We actively manage our accounts receivable to minimize credit risk, and as of September 30, 2004 we have no individual customer that constitutes more than 10% of our accounts receivable.

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

Deferred Tax Assets

As of September 30, 2004, we had $427 million in net deferred tax assets, which are supported by tax planning strategies, consisting of recognized deferred tax assets of $472 million offset by deferred tax liabilities of $45 million.  The recognized deferred tax assets consist of gross deferred tax assets of $1,318 million less a valuation allowance of $846 million.  Deferred tax assets are primarily a result of deductible temporary differences related to pension and other accruals, as well as tax credit carryforwards and net operating loss carryforwards which are available to reduce taxable income in future periods.

The determination of the amount of deferred tax assets to be recognized involves significant estimates regarding the timing and amount of the reversal of taxable temporary differences, future taxable income, and the implementation of tax planning strategies.  In particular, SFAS No. 109, “Accounting for Income Taxes,” requires us to weigh both positive and negative evidence in determining whether a valuation allowance is needed.  Positive evidence would include, for example, a strong earnings history and tax planning strategies indicating an ability to realize deferred tax assets.  Negative evidence would include, for example, a history of operating losses and losses expected in early future years.  Based on the available evidence, we have determined that a partial valuation allowance should continue to be maintained until sufficient positive evidence outweighs the negative evidence in regards to whether or not a valuation allowance is required.  This determination was based primarily on our history of losses for book and tax purposes.  Although we have achieved pretax book income in 2004, this is the first year since our inception in 2000 that we have achieved profitability. In addition, we continue to be in a 3-year cumulative loss position for both book and tax purposes.  It is anticipated that the reversal of certain deductible temporary differences and permanent book to tax differences in fiscal year 2004 will result in a taxable loss for the year.  We consider this negative evidence regarding the future realization of deferred tax assets which is based on actual historical results, to outweigh the positive evidence which primarily includes projections of future income for both book and tax purposes.  We will continue to analyze our current and future profitability and the probability of the realization of our deferred tax assets in future periods as a result of profitable operations.

Although realization is not assured, we have concluded that a portion of our net deferred tax assets as of September 30, 2004 will be realized based on the scheduling of deferred tax liabilities and on certain distinct tax planning strategies that we intend to implement in a timely manner, if necessary, which will allow us to recognize the future tax attributes. The amount of net deferred tax assets determined to be realizable was measured by calculating the tax effect of the planning strategies, which include the potential sale of assets and liabilities. The amount of the deferred tax assets actually realized, however, could vary if there are differences in the timing or amount of future reversals of existing deferred tax liabilities or in future income. If we determine that we will not be able to realize all or part of our deferred tax assets in the future, an adjustment to the deferred tax assets valuation allowance would be charged to income in the period such determination was made.

Long-Lived Assets

We have recorded property, plant and equipment, intangible assets, and capitalized software costs at cost less accumulated depreciation or amortization. The determination of useful lives and whether or not these assets are impaired involves significant judgment.

A considerable amount of judgment is also required in calculating an impairment charge for assets that are held and used, principally in determining discount rates, market premiums, financial forecasts, and allocation methodology. In calculating an impairment charge for assets held for sale, significant judgment is required in estimating fair value and costs to sell. Our estimates are based on valuations obtained from third parties and on estimates of incremental costs such as commissions and fees that are customary for sales of similar assets.

Goodwill impairment is determined using a two-step approach.  The first step of the goodwill test is used to identify potential impairment by comparing the fair value of a reporting unit, which is one level below our operating segments, with its carrying amount, including goodwill.  The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill.  If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.  We conducted the required annual goodwill impairment review during the fourth quarter of fiscal 2004.  We completed updated valuations for all reporting units with goodwill as of September 30, 2004 using a discounted cash flow approach based on forward-looking information regarding market share, revenues and costs for each reporting unit as well as appropriate discount rates. As a result, we determined that goodwill was not impaired as of September 30, 2004.

Business Restructuring Charges

During fiscal 2002, we recorded $201 million of charges and established related business restructuring reserves related to the outsourcing of certain manufacturing facilities, the acceleration of our restructuring plan originally adopted in September 2000, and our efforts to improve our business performance in response to the industry-wide slowdown.  These reserves included estimates related to employee separation costs, lease termination obligations and other exit costs.

Estimates used to establish reserves related to real estate lease obligations have been reduced for sublease income that we believe is probable.  Because certain of our real estate lease obligations extend through fiscal year 2020, assumptions were made as to the timing, availability and amount of sublease income that we expect to receive. In making these assumptions, we considered many variables such as the vacancy rates of commercial real estate in the local markets and the market rate for sublease rentals.  Because we are required to project sublease income for many years into the future, our estimates and assumptions regarding the commercial real estate market that we used to calculate future sublease income may be materially different from actual sublease income.  If our sublease income estimates were too high, we would incur additional real estate lease obligation charges.  Conversely, if our sublease income estimates were too low, we would be required to reverse charges and recognize income.

In fiscal years 2004, 2003 and 2002, we reversed $1 million, $21 million and $20 million, respectively, of business restructuring reserves primarily related to fewer involuntary employee separations than originally anticipated.

Pension and Postretirement Benefit Costs

We sponsor non-contributory defined benefit pension plans covering the majority of our U.S. employees and retirees, and postretirement benefit plans for U.S. retirees that include healthcare benefits and life insurance coverage.  Certain non-U.S. operations have various retirement benefit programs covering substantially all of their employees.  Some of these programs are considered to be defined benefit pension plans for accounting purposes.

Our pension and postretirement benefit costs are developed from actuarial valuations.  Inherent in these valuations are key assumptions, including the discount rate and expected long-term rate of return on plan assets. These assumptions require the judgment of management.  Material changes in our pension and postretirement benefit costs may occur in the future due to changes in these assumptions, changes in the number of plan participants, changes in the level of benefits provided, and changes in asset levels.

The discount rate is subject to change each year, consistent with changes in applicable high-quality, long-term corporate bond indices. Based on the expected duration of the benefit payments for our pension plans, we refer to applicable indices such as the Moody’s AA Corporate Bond Index and the Salomon Brothers Pension Discount Curve to select a rate at which we believe the pension benefits could be effectively settled. Based on the published rates as of September 30, 2004, we used a discount rate of 5.75%, a decline of 25 basis points from the 6.0% rate used as of September 30, 2003. For the fiscal year ended September 30, 2004, this had the effect of increasing our projected pension benefit obligation by approximately $88 million, and our accumulated postretirement benefit obligation by approximately $20 million. For fiscal 2005, this has the effect of increasing pension service cost byapproximately $1 million. The estimated impact on postretirement service cost is less than $1 million.

The expected long-term rate of return on pension and postretirement plan assets is selected by taking into account the expected duration of the projected benefit obligation for the plans, the targeted asset mix of the plans, and whether the plan assets are actively managed.  The forward-looking assumptions underlying our expected long-term rate of return are developed with the assistance of our investment adviser and reviewed for reasonableness periodically.  Based on these periodic reviews, we may adjust the expected rates of return to be applied in future periods. A 25 basis point change in the expected long-term rate of return would result in an approximate $6 million change in our pension expense and less than a $1 million change in our postretirement expense.

The market-related value of our plan assets is developed using a 5-year average. The market-related value as of the measurement date is calculated as follows: (1) A preliminary market-related value is calculated by adjusting the market-related value at the beginning of the year for payments to and from plan assets and the expected return on assets during the year. The expected return on assets represents the expected long-term rate of return on plan assets adjusted plus or minus 2% based on the actual 10-year average rate of return on plan assets. (2) The final market-related value is determined as the preliminary market-related value from (1) above, plus 20% of the difference between the actual return and expected return for each of the past five years.

Commitments and Contingencies

We are subject to legal proceedings related to environmental, product, employment, intellectual property, licensing and other matters.  In addition, we are subject to indemnification and liability sharing claims by Lucent under the terms of the Contribution and Distribution Agreement. In order to determine the amount of reserves required, we assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required for these contingencies is made after analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy. Assessing the adequacy of any reserve for matters for which we may have to indemnify Lucent is especially difficult, as we do not control the defense of those matters and have limited information. In addition, estimates are made for our repurchase obligations related to products sold to various distributors who obtain financing from certain third party lending institutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Avaya Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders’ equity and of comprehensive income (loss), and of cash flows present fairly, in all material respects, the financial position of Avaya Inc. and its subsidiaries (the “Company”) at September 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2004 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
December 6, 2004

AVAYA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended September 30,
Dollars in millions, except per share amounts	2004	2003	2002
REVENUE
Products	$2,048	$1,880	$2,208
Services	2,021	1,916	2,179
	4,069	3,796	4,387
COSTS
Products	928	944	1,168
Services	1,196	1,213	1,355
	2,124	2,157	2,523
GROSS MARGIN	1,945	1,639	1,864

OPERATING EXPENSES
Selling, general and administrative	1,275	1,245	1,502
Business restructuring (reversals) charges and related expenses, net	(1)	(5)	209
Goodwill and intangibles impairment charge	—	—	71
Research and development	348	336	436
TOTAL OPERATING EXPENSES	1,622	1,576	2,218

OPERATING INCOME (LOSS)	323	63	(354)
Other income (expense), net	(15)	(29)	1
Interest expense	(66)	(78)	(51)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	242	(44)	(404)
(Benefit) provision for income taxes	(49)	84	273

INCOME (LOSS) FROM CONTINUING OPERATIONS	291	(128)	(677)

DISCONTINUED OPERATIONS
Income from discontinued operations	6	49	3
Provision (benefit) for income taxes	1	9	(8)
INCOME FROM DISCONTINUED OPERATIONS	5	40	11

NET INCOME (LOSS)	$296	$(88)	$(666)

NET INCOME (LOSS) AVAILABLE TO COMMON STOCKHOLDERS
Income (loss) from continuing operations	$291	$(128)	$(677)
Accretion of Series B preferred stock	—	—	(12)
Conversion charge related to Series B preferred stock and warrants	—	—	(125)
Income (loss) from continuing operations available to common stockholders	291	(128)	(814)
Income from discontinued operations	5	40	11
Net income (loss) available to common stockholders	$296	$(88)	$(803)

Earnings (Loss) Per Common Share - Basic:
Earnings (loss) per share from continuing operations	$0.66	$(0.34)	$(2.47)
Earnings per share from discontinued operations	0.01	0.11	0.03
Earnings (loss) per share	$0.67	$(0.23)	$(2.44)

Earnings (Loss) Per Common Share - Diluted:
Earnings (loss) per share from continuing operations	$0.63	$(0.34)	$(2.47)
Earnings per share from discontinued operations	0.01	0.11	0.03
Earnings (loss) per share	$0.64	$(0.23)	$(2.44)

See Notes to Consolidated Financial Statements.

AVAYA INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of September 30,
Dollars in millions, except per share amounts	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$1,617	$1,192
Receivables, less allowances of $48 million and $86 million as of September 30, 2004 and 2003, respectively	696	642
Inventory	239	264
Deferred income taxes, net	27	69
Other current assets	145	171
Current assets of discontinued operations	—	212
TOTAL CURRENT ASSETS	2,724	2,550
Property, plant and equipment, net	509	604
Deferred income taxes, net	400	370
Goodwill	257	146
Other assets	269	197
Other assets of discontinued operations	—	190
TOTAL ASSETS	$4,159	$4,057

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	345	305
Debt maturing within one year	299	—
Payroll and benefit obligations	328	261
Deferred revenue	178	142
Other current liabilities	273	373
Current liabilities of discontinued operations	—	88
TOTAL CURRENT LIABILITIES	1,423	1,169
Long-term debt	294	953
Benefit obligations	1,263	1,224
Other liabilities	385	490
Other liabilities of discontinued operations	—	21
TOTAL NON-CURRENT LIABILITIES	1,942	2,688

Commitments and contingencies

STOCKHOLDERS’ EQUITY
Series A junior participating preferred stock, par value $1.00 per share, 7.5 million shares authorized; none issued and outstanding	—	—
Common stock, par value $0.01 per share, 1.5 billion shares authorized, 455,827,524 and 419,434,414 issued (including 0 and 878,254 treasury shares) as of September 30, 2004 and 2003, respectively	5	4
Additional paid-in-capital	2,592	2,151
Accumulated deficit	(974)	(1,270)
Accumulated other comprehensive loss	(829)	(679)
Less: treasury stock at cost	—	(6)
TOTAL STOCKHOLDERS’ EQUITY	794	200

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,159	$4,057

See Notes to Consolidated Financial Statements.

AVAYA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND OF COMPREHENSIVE INCOME (LOSS)

Dollars in millions	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders’ Equity	Comprehensive Income (Loss)
Balance at September 30, 2001	$3	$905	$(379)	$(46)	$(2)	$481
Issuance of common stock in connection with Warburg transactions	1	628				629
Issuance of common stock through public offering		112				112
Issuance of common stock for options exercised		2				2
Issuance of common stock to employees under the stock purchase plan		18				18
Issuance of common stock - other awards		24				24
Other stock transactions		4				4
Preferred stock conversion and exercise of warrants charge			(125)			(125)
Preferred stock accretion			(12)			(12)
Purchase of treasury stock					(1)	(1)
Net loss			(666)			(666)	$(666)
Minimum pension liability, net of tax effect of $202 and valuation allowance of ($202)				(513)		(513)	(513)
Foreign currency translation				47		47	47
Total comprehensive loss							$(1,132)
Balance at September 30, 2002	4	1,693	(1,182)	(512)	(3)	—
Issuance of common stock through public offering		349				349
Issuance of common stock in connection with the LYONs Exchange offer, net of tax		57				57
Issuance of common stock to employees under the stock purchase plan		16				16
Issuance of common stock - other awards		31				31
Issuance of warrants		5				5
Purchase of treasury stock					(3)	(3)
Net loss			(88)			(88)	$(88)
Minimum pension liability, net of tax effect of $93 and valuation allowance of ($93)				(237)		(237)	(237)
Foreign currency translation				70		70	70
Total comprehensive loss							$(255)
Balance at September 30, 2003	4	2,151	(1,270)	(679)	(6)	200
Issuance of common stock through public offering	1	248				249
Issuance of common stock / treasury stock for pension contribution funding		84			27	111
Issuance of common stock to employees under the stock purchase plan		91				91
Issuance of common stock / treasury stock for Lucent Shareowners Settlement		21			3	24
Other stock transactions		(3)				(3)
Purchase of treasury stock					(24)	(24)
Net income			296			296	$296
Minimum pension liability, net of tax effect of $65 and valuation allowance of ($65)				(166)		(166)	(166)
Unrealized holding losses on available for sale securities				(3)		(3)	(3)
Cumulative translation adjustment for sale of Connectivity Solutions				(32)		(32)	(32)
Foreign currency translation				51		51	51
Total comprehensive income							$146
Balance at September 30, 2004	$5	$2,592	$(974)	$(829)	$—	$794

See Notes to Consolidated Financial Statements.

AVAYA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30,
Dollars in millions	2004	2003	2002
OPERATING ACTIVITIES:
Net income (loss)	$296	$(88)	$(666)
Less: income from discontinued operations, net	5	40	11
Income (loss) from continuing operations	291	(128)	(677)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Business restructuring (reversals) charges, net	(1)	(21)	188
Depreciation and amortization	147	171	196
Provision for uncollectible receivables	9	12	55
Deferred taxes	8	68	243
Reversal of tax liabilities related to audit settlement	(47)	—	—
Loss on extinguishment of debt, net	42	34	—
Litigation settlements	(23)	25	—
Amortization of restricted stock units	15	31	23
Impairment of goodwill, intangible assets and investments	—	—	88
Gain on curtailment of pension and postretirement plans	—	(46)	—
Adjustments for other non-cash items, net	37	8	53
Changes in operating assets and liabilities, net of effects of acquired businesses:
Receivables	2	184	458
Inventory	34	77	89
Restricted cash	28	(27)	—
Accounts payable	—	(80)	(235)
Payroll and benefits	77	(139)	(74)
Accrued interest payable on long-term debt	(70)	(49)	—
Business restructuring reserve	(24)	(83)	(187)
Deferred revenue	16	22	(98)
Other assets and liabilities	(62)	110	(36)
NET CASH PROVIDED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	479	169	86
INVESTING ACTIVITIES:
Capital expenditures	(81)	(57)	(104)
Capitalized software development costs	(38)	(29)	(34)
Acquisitions of businesses, net of cash acquired	(128)	—	(6)
Proceeds from sales of discontinued operations	260	—	—
Proceeds from sale of Commscope common stock	28	—	—
Proceeds from sale of property, plant and equipment	—	21	5
Investments in marketable securities	(9)	—	—
Other investing activities, net	(11)	5	3
NET CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES FROM CONTINUING OPERATIONS	21	(60)	(136)
FINANCING ACTIVITIES:
Issuance of common stock	342	368	235
Net decrease in commercial paper	—	—	(432)
Issuance of long-term debt	—	216	895
Repayment of long-term borrowings	(404)	(156)	—
Payment of issuance costs related to debt and equity offerings	(2)	(9)	(29)
Repayment under the credit facility	—	—	(200)
Termination of accounts receivable securitization	—	—	(200)
Other financing activities, net	—	2	(14)
NET CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	(64)	421	255
Effect of exchange rate changes on cash and cash equivalents	10	11	3
Net increase in cash and cash equivalents from continuing operations	446	541	208
Net (decrease) increase in cash and cash equivalents from discontinued operations	(21)	54	139
Cash and cash equivalents at beginning of fiscal year	1,192	597	250
Cash and cash equivalents at end of fiscal year	$1,617	$1,192	$597

See Notes to Consolidated Financial Statements.

AVAYA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

Avaya Inc. (the “Company” or “Avaya”) provides communication systems, applications and services for enterprises, including businesses, government agencies and other organizations.  The Company’s product offerings include Internet Protocol (“IP”) telephony systems that converge voice, data and other traffic across a single unified network, traditional voice communication systems, contact center infrastructure and applications in support of customer relationship management and unified communications applications.  The Company supports its broad customer base with comprehensive global service offerings that enable customers to plan, design, implement and manage their communications networks.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Avaya and its subsidiaries.  All intercompany transactions and balances have been eliminated.

Use of Estimates

The consolidated financial statements and related disclosures are prepared in conformity with accounting principles generally accepted in the United States of America.  Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported.  These estimates include assessing the collectibility of accounts receivable, sales returns and allowances, the use and recoverability of inventory, the realization of deferred tax assets, business restructuring reserves, pension and postretirement benefit costs, and useful lives and impairment of tangible and intangible assets, among others.  The markets for the Company’s products are characterized by intense competition, rapid technological development and frequent new product introductions, all of which could affect the future recoverability of the Company’s assets.  Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.  Actual results could differ from these estimates.

Foreign Currency Translation

Balance sheet accounts of the Company’s foreign operations are translated from foreign currencies into U.S. dollars at period-end exchange rates while income and expenses are translated at average exchange rates during the period.  Translation gains or losses related to net assets located outside the U.S. are shown as a component of accumulated other comprehensive loss in stockholders’ equity.  Gains and losses resulting from foreign currency transactions, which are denominated in currencies other than the entity’s functional currency, are included in the Consolidated Statements of Operations.

Revenue Recognition

The Company derives revenue primarily from the sale and service of communication systems and applications. In accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition,” revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable, collectibility is reasonably assured, contractual obligations have been satisfied, and title and risk of loss have been transferred to the customer.

The Company’s products are sold directly through its worldwide sales force and indirectly through its global network of distributors, dealers, value-added resellers and system integrators.  The purchase price of the Company’s systems and applications typically includes installation and a warranty for up to one year.  Revenue from the direct sales of products that include installation services is recognized at the time the products are installed, after satisfaction of all the terms and conditions of the underlying customer contract.  When the Company provides a combination of products and services to customers, the arrangement is evaluated under Emerging Issues Task Force Issue (“EITF”) No. 00-21, “Revenue Arrangements with Multiple Deliverables,” (“EITF 00-21”), which is effective for the Company for transactions entered into after July 1, 2003.  EITF 00-21 addresses certain aspects of accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. The application of EITF 00-21 did not have a material effect on the Company’s consolidated results of operations, financial position or cash flows.  The Company’s indirect sales to distribution partners are generally recognized at the time of shipment if all contractual obligations have been satisfied.  The Company accrues a provision for estimated sales returns and other allowances and deferrals as a reduction of revenue at the time of revenue recognition, as required.

The Company also derives revenue from: (i) maintenance services, including services provided under contracts and on a time and materials basis; (ii) professional services for customer relationship management, converged voice and data networks, network security, and unified communications; and (iii) managed services for messaging and other parts of communication systems.  Maintenance contracts typically have terms that range from one to five years.  Contracts for professional services typically have terms that range from two to four weeks for standard solutions and from six months to one year for customized solutions.  Contracts for managed services typically have terms that range from one to seven years.  Revenue from services performed under managed services arrangements, professional services and services performed under maintenance contracts is deferred and recognized ratably over the term of the underlying customer contract or at the end of the contract, when obligations have been satisfied.  For services performed on a time and materials basis, revenue is recognized upon performance.

Research and Development Costs and Software Development Costs

Research and development costs are charged to expense as incurred. The costs incurred for the development of communications software that will be sold, leased or otherwise marketed, however, are capitalized when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies.  Costs that are capitalized include direct labor and related overhead.

Amortization of capitalized software development costs begins when the product is available for general release to customers. Amortization is recognized on a product-by-product basis on the greater of either the ratio of current gross revenues to the total of current and anticipated future gross revenues, or the straight-line method over a period of up to three years. Unamortized capitalized software development costs determined to be in excess of net realizable value of the product are expensed immediately. As of September 30, 2004 and 2003, the Company had unamortized software development costs of $53 million and $43 million, respectively. Amortization expense of $28 million, $25 million and $20 million was recorded for the fiscal years 2004, 2003 and 2002, respectively, and was included as a component of gross margin for each year.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. These short-term investments are stated at cost, which approximates market value. The Company’s cash and cash equivalents are invested in various investment grade institutional money market accounts.

Restricted cash

As of September 30, 2004 and September 30, 2003, the Company had $10 million and $38 million, respectively, of restricted cash included in other current assets and other assets in the Consolidated Balance Sheets. This cash is restricted in use and has been pledged to secure letters of credit, surety bonds and other purchase guarantees that ensure the Company’s performance or payment to third parties in accordance with specified terms and conditions.

Accounts Receivable

Accounts receivable are recorded net of reserves for sales returns and allowances, and net of provisions for doubtful accounts.  Allowances for sales returns and discounts are based on an analysis of historical trends, and allowances for doubtful accounts are based primarily on an analysis of the aging of accounts receivable balances and on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history.

Inventory

Inventory includes goods awaiting sale (finished goods), goods in the course of production (work in process), and goods to be consumed directly or indirectly in production (raw materials and supplies). Inventory is stated at the lower of cost, determined on a first-in, first-out basis, or market. Reserves to reduce the inventory to market value are based on current inventory levels, historical usage, and product life cycles for the various inventory types.

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

Certain costs of communications software developed or obtained for internal use are capitalized and amortized on a straight-line basis over three to seven years. Costs for general and administrative, overhead, maintenance and training, as well as the cost of software that does not add functionality to the existing system, are expensed as incurred. As of September 30, 2004 and 2003, the Company had unamortized internal use software costs of $103 million and $86 million, respectively.

Goodwill, Other Intangible and Long-lived Assets

Goodwill is the excess of the purchase price over the fair values assigned to the net assets acquired in business combinations accounted for as purchases.  The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) in October 2001.  Goodwill that was previously amortized on a straight-line basis over the periods benefited, is no longer being amortized to earnings, but instead is subject to periodic testing for impairment.  Goodwill of a reporting unit, which is one level below the Company’s operating segments, is tested for impairment on an annual basis or between annual tests if events occur or circumstances change indicating that the fair value of a reporting unit may be below its carrying amount.  Goodwill impairment is determined using a two-step approach in accordance with SFAS No. 142.

Intangible and other long-lived assets are reviewed for impairment whenever events such as product discontinuance, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may not be recoverable.  In reviewing for impairment, the Company compares the carrying value of such assets to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition.  When the estimated undiscounted future cash flows are less than their carrying amount, an impairment loss is recognized equal to the difference between the assets’ fair value and their carrying value.

Investments

The Company’s investment portfolio as of September 30, 2004 consists primarily of investments that are generally concentrated in the emerging communications technology industry. These investments are carried at market value, if readily determinable, or cost, and are included in other assets. Investments that are carried at market value are reported at fair value with the unrealized gains or losses recorded in other comprehensive income.

During fiscal 2004 and 2003 the Company had investments accounted for under the cost and equity methods in addition to investments carried at fair value. The Company’s share of earnings or losses from equity method investments is recorded in other income (expense), net. All investments are periodically reviewed for impairment and a write down is recorded whenever declines in fair value below carrying value are considered to be other than temporary. In making this determination, the Company considers, among other factors, sustained decreases in quoted market prices and a series of historic and projected operating losses by the investee. During fiscal 2004 the Company acquired a controlling interest in Avaya GlobalConnect which was previously accounted for as an equity method investment. As of September 30, 2004 and 2003, the Company had investments of $9 million and $10 million, respectively. In fiscal 2002, the Company recorded impairment charges of $17 million in other income (expense), net related to investments accounted for under the cost method, after the Company determined the investments were permanently impaired.

Financial Instruments

The Company uses various financial instruments, including interest rate swap agreements and foreign currency forward contracts, to manage and reduce risk to the Company by generating cash flows which offset the cash flows of certain transactions in foreign currencies or underlying financial instruments in relation to their amount and timing.  The Company’s derivative financial instruments are used as risk management tools and not for speculative or trading purposes.  These derivatives represent assets and liabilities and are classified as other current assets or other current liabilities on the accompanying Consolidated Balance Sheets.  Gains and losses on the changes in the fair values of the Company’s derivative instruments are included in other income (expense), net.

As permitted under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (“SFAS 133”), the Company has elected not to designate its forward contracts as hedges thereby precluding the use of hedge accounting for these instruments.  Such treatment could result in a gain or loss from fluctuations in exchange rates related to a derivative contract which is different from the loss or gain recognized from the underlying forecasted transaction.  However, the Company has procedures to manage risks associated with its derivative instruments, which include limiting the duration of the contracts, typically six months or less, and the amount of the underlying exposures that can be economically hedged.  Historically, the gains and losses on these transactions have not been significant.

Included in the September 30, 2004 and 2003 Consolidated Balance Sheets is the net unamortized balance of $5 million and $16 million, respectively, of a deffered gain which is being recognized as a reduction to interest expense over the remaining term to maturity of the Senior Secured Notes.  This deferred gain resulted from the termination of two interest rates swaps in December 2002. In April 2002, the Company entered into these interest rate swap agreements with a total notional amount of $200 million that qualified and were designated as fair value hedges in accordance with SFAS 133.  These arrangements generally involve the exchange of fixed and floating rate interest payments without the exchange of the underlying principal.  Net amounts paid or received are reflected as adjustments to interest expense.  The Company recorded the fair market value of the swaps as other assets along with a corresponding increase to the hedged debt, both of which were recorded through other income (expense), net.  See Note 9 “Derivatives and Other Financial Instruments” for a further discussion.

During the first and second quarters of 2004, the Company entered into a total of five interest rate swap agreements each having a notional amount of $50 million and a maturity date of April 2009.  These interest rate swap agreements were executed in order to: (i) convert a portion of the Senior Secured Notes fixed-rate debt into floating-rate debt; (ii) maintain a capital structure containing appropriate amounts of fixed- and floating-rate debt; and (iii) reduce interest payments and expense in the near term.  These agreements qualify and are designated as fair value hedges in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”  Under these agreements, the Company receives a fixed interest rate of 11 1/8% and pays a floating interest rate based on the six-month LIBOR (in arrears) plus an agreed-upon spread of 6.55%, 6.8575%, 6.94%, 6.8% and 6.98%, respectively.  The interest rate swaps effectively converted $250 million of the Senior Secured Notes from fixed rate debt into floating rate debt.  Since the relevant terms of the interest rate swap agreements match the corresponding terms of the Senior Secured Notes, there is no hedge ineffectiveness.  Accordingly, gains and losses on the interest rate swap agreements fully offset the losses and gains on the hedged portion of the Senior Secured Notes, which are marked to market at each reporting date, both of which are recorded in other income (expense), net.

During the third and fourth quarters of fiscal 2004, the Company terminated all five of its interest rate swap agreements.  The terminations resulted in a reduction to other liabilities for the removal of the fair market value of the interest rate swap and cash payments of $2 million representing the loss on termination, which is being recognized as an increase to interest expense over the remaining term to maturity of the Senior Secured Notes.  The unamortized balance of the loss in included as a reduction to long-term debt.  The Company terminated these interest rate swap agreements as it anticipates further repurchases of the Senior Secured Notes.

The Company also utilizes non-derivative financial instruments including letters of credit and commitments to extend credit.

Business Restructuring Charges and Related Expenses

The Company accounts for exit or disposal activities initiated after December 31, 2002, in accordance with SFAS No. 146, “Accounting For Costs Associated With Exit Or Disposal Activities” (“SFAS 146”).  Prior to December 31, 2002, the Company accounted for its restructuring activities in accordance with EITF No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”).  The principal difference between SFAS 146 and EITF 94-3 is that SFAS 146 requires that a liability for exit or disposal activities be recognized when the liability is incurred, whereas under EITF 94-3, a liability was generally recognized at the date an entity committed to an exit plan.

In accordance with SFAS 146, a business restructuring is defined as an exit activity that includes but is not limited to a program that is planned and controlled by management, and materially changes either the scope of a business or the manner in which that business is conducted.  Business restructuring charges include (i) one-time termination benefits related to employee separations, (ii) contract termination costs, and (iii) other associated costs such as consolidating or closing facilities and relocating employees.

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

Pension and Postretirement Benefit Obligations

The Company maintains defined benefit pension plans covering the majority of its employees, which provide benefit payments to vested participants upon retirement.  The Company also provides certain postretirement healthcare and life insurance benefits to eligible employees.  The plans use different factors, including age, years of service, and eligible compensation, to determine the benefit amount for eligible participants.  The Company funds its pension plans in compliance with applicable laws. See Note 13 “Benefit Obligations” for a discussion of amendments made to the Company’s pension and postretirement plans which froze benefits accruals and additional participation in the plans for its U.S. management employees, effective December 31, 2003.

Stock Compensation

The Company’s employees participate in stock option plans and employee share purchase plans, which are described more fully in Note 14 “Stock Compensation Plans”. The Company applies the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations in accounting for such stock compensation. Accordingly, no stock-based employee compensation cost related to stock options is reflected in the Company’s Statements of Operations, as all options granted under the plan had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant.  The Company records compensation expense for the amortization of restricted stock units issued to employees based on the fair market value of the restricted stock units at the date of grant over the vesting period, which is typically three years.  The following table illustrates the effect on net income (loss) available to common stockholders and earnings (loss) per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.”

	Year ended September 30,
Dollars in millions, except per share amounts	2004	2003	2002
Net income (loss) available to common stockholders, as reported	$296	$(88)	$(803)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	9	19	14
(Deduct) add: Total stock compensation (expense) income determined under the fair value based method, net of related tax effects	(31)	20	(49)
Net income (loss) available to common stockholders, pro forma	$274	$(49)	$(838)

Earnings (Loss) per Common Share - Basic:
As reported	$0.67	$(0.23)	$(2.44)
Pro forma	0.63	(0.13)	(2.54)

Earnings (Loss) per Common Share - Diluted:
As reported	$0.64	$(0.23)	$(2.44)
Pro forma	0.60	(0.13)	(2.54)

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

The fair value of stock options used to compute pro forma net loss disclosures is the estimated fair value at grant date using the Black-Scholes option-pricing model with the following assumptions:

	Year ended September 30,
	2004	2003	2002
WEIGHTED AVERAGE ASSUMPTIONS:
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	73.6%	75.0%	61.5%
Risk-free interest rate	2.6%	2.7%	4.3%
Expected holding period (in years)	3.0	3.8	3.9

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

Other Comprehensive Income (Loss)

Other comprehensive income (loss) is recorded directly to a separate section of stockholders’ equity in accumulated other comprehensive loss and includes unrealized gains and losses excluded from the Consolidated Statements of Operations.  These unrealized gains and losses consist of adjustments to the minimum pension liability, foreign currency translation, and unrealized losses on securities classified as available-for-sale.  The minimum pension liability adjustment represents the excess of the additional pension liability over the unrecognized prior service cost.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Recent Accounting Pronouncements

SFAS 132

In December 2003, the Financial Accounting Standards Board (“FASB”) issued a revised SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” (“SFAS 132”) which changed the disclosure requirements for employers’ pension plans and other postretirement benefit plans, but did not change the measurement or recognition of those plans required by other related accounting standards.  The disclosure requirements of SFAS 132 were effective for the Company beginning in the second quarter of fiscal 2004.  These disclosures as well as additional annual disclosures required by SFAS 132 have been included in these financial statements, including information describing the types of plan assets, investment strategy, measurement date(s), plan obligations and cash flows.

FIN 46-R

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51”, (“FIN 46”).  FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the other equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  The disclosure and consolidation requirements of FIN 46 for variable interest entities created or acquired subsequent to January 31, 2003 became effective for financial statements issued by the Company beginning in the second quarter of fiscal 2003.  For variable interest entities created or acquired prior to February 1, 2003, the consolidation requirements of FIN 46 became effective for the Company in the first quarter of fiscal 2004.  In December 2003, FASB issued a revised interpretation of FIN 46 (“FIN 46-R”), which supersedes FIN 46 and clarifies and expands current accounting guidance for variable interest entities.  The Company adopted the new requirements of FIN 46-R as of March 31, 2004. The adoption of FIN 46 and FIN 46-R did not have a material effect on the Company’s consolidated results of operations, financial position or cash flows.

4. Goodwill and Intangible Assets

The Company conducted the required annual impairment review during the fourth quarters of fiscal 2004 and 2003. Updated valuations were completed for all reporting units with goodwill as of September 30, 2004 and 2003 using a discounted cash flow approach based on forward-looking information regarding market shares, revenues and costs for each reporting unit as well as appropriate discount rates.  For fiscal 2004 and 2003, it was determined that no goodwill was impaired.

The changes in the carrying value of goodwill for fiscal 2004 and 2003 by operating segment are as follows:

Dollars in millions	Enterprise Communications Group	Small and Medium Business Solutions	Avaya Global Services	Total
Balance as of September 30, 2002	$118	$26	$—	$144
Impact of foreign currency exchange rate fluctuations	—	2	—	2
Balance as of September 30, 2003	$118	$28	$—	$146
Goodwill acquired	34	4	70	108
Impact of foreign currency exchange rate fluctuations	—	3	—	3
Balance as of September 30, 2004	$152	$35	$70	$257

The following table presents the components of the Company’s acquired intangible assets with finite lives, which are included in other assets in the Consolidated Balance Sheets.

	September 30, 2004			September 30, 2003
Dollars in millions	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Existing technology	$28	$26	$2	$123	$117	$6
Customer and agency relationships	32	2	30	—	—	—
Total amortized intangible assets	$60	$28	$32	$123	$117	$6

During fiscal 2004, the Company wrote off $95 million of fully-amortized existing technology.  There was no net impact to the Company’s financial position, results of operations or cash flows.

During the first quarter of fiscal 2004, the Company acquired $32 million of intangible assets representing customer and agency relationships, in connection with the acquisition of Expanets, as described in Note 5 “Business Combinations and Other Transactions.”

Amortization expense for the Company’s acquired intangible assets with finite lives was $6 million, $12 million and $35 million for fiscal 2004, 2003 and 2002, respectively.  Estimated amortization expense for the succeeding fiscal years is (i) $2 million in fiscal 2005; (ii) $2 million in fiscal 2006; (iii) $1 million in fiscal 2007; (iv) $1 million in fiscal 2008; (v) $1 million in fiscal 2009; and (vi) $14 million thereafter.

In addition, included in other assets in the Consolidated Balance Sheets as of September 30, 2004 and September 30, 2003 is an intangible asset of $43 million and $63 million, respectively, representing unrecognized prior service costs associated with the recording of a minimum pension liability in fiscal 2003 and 2002.  This intangible asset may be eliminated or adjusted as necessary when the amount of minimum pension liability is reassessed, which is conducted at least annually.  The decrease in the asset balance is based on the Company’s remeasurement of its minimum pension liability as a result of the transfer of Connectivity Solutions employees to CommScope, as discussed in Note 5 “Business Combinations and Other Transactions.”

For fiscal 2002, due to a significant downward movement in the U.S. stock market and, in particular, communications technology stocks, the Company experienced a decline in market value capitalization that negatively impacted the fair value of the Company’s reporting units. As a result, the Company recorded a goodwill impairment charge of $44 million as an operating expense in fiscal 2002 related to the SMBS segment. Accordingly, the Company also recorded a $27 million intangible impairment charge as an operating expense in fiscal 2002 to write down the carrying value of these assets to an amount representing their discounted future cash flows.

5. Business Combinations and Other Transactions

Acquisition of a Majority Interest in Tata Telecom

On April 2, 2004, the Company announced an agreement with the Tata Group to acquire its shares of Tata Telecom Ltd. (“Tata Telecom”), a leading voice communications solutions provider in India, representing 25.1 percent ownership of Tata Telecom.  As of the date of the agreement, the Company owned a 25.5 percent interest in Tata Telecom.  Under the terms of the agreement, the Company was required to pay 220 Rupees per share.  Statutory requirements in India mandated the Company to conduct a public tender offer to purchase, in addition, a minimum of 20 percent of the outstanding shares of Tata Telecom at a price of 220 Rupees per share. The public tender offer closed in July 2004 with 8.5 percent of the public shares tendering into the offer.  The sale of the shares by the Tata Group and the tendering shareholders closed on August 4, 2004.  Avaya paid a total of $24 million in August 2004 related to this acquisition, of which $17 million was paid to the Tata Group, $6 million was paid in relation to the public tender offer and Avaya realized a $1 million loss associated with forward exchange contracts, which were used to hedge foreign currency risk associated with the acquisition.  Following the acquisition of these additional equity interests, the Company now owns 59.1 percent of Tata Telecom.  The Company changed the name of Tata Telecom to Avaya GlobalConnect (AGC) and began consolidating its results on August 4, 2004.  In connection with the acquisition of AGC, the Company has recorded $17 million of goodwill.

Acquisition of Expanets

On November 25, 2003, the Company acquired substantially all of the assets and assumed certain liabilities of Expanets.  Expanets, a subsidiary of Northwestern Corp., was a nationwide provider of networked communications and data products and services to small and mid-sized businesses and prior to the acquisition was one of the Company’s largest dealers.  The acquisition allows the Company to continue providing quality sales and service support for Expanets’ customers and grow its small and mid-sized business.  Under the terms of the asset purchase agreement, the Company paid a purchase price at the closing of $97 million, consisting of (i) $55 million in cash paid to Expanets, (ii) $27 million paid to a creditor of Expanets to satisfy a debt obligation of Expanets, and (iii) $15 million deposited into an escrow account to satisfy certain liabilities of Expanets.  The results of the Expanets businesses the Company acquired have been included in the Company’s consolidated financial statements from the date of acquisition on November 25, 2003.  During the second quarter of fiscal 2004, the Company recorded an additional $2 million in business combination costs. During the remainder of fiscal 2004, the Company finalized the working capital adjustments with NorthWestern and paid additional purchase price of $18 million to NorthWestern.

At the date of acquisition, in accordance with SFAS No. 141, “Business Combinations,” the Company recorded Expanets’ accounts receivables, inventory, liabilities and identified intangibles at estimated fair value and fixed assets at estimated replacement cost.  The remainder of the purchase price in excess of the net assets acquired was recorded as goodwill.  As discussed above, during the remainder of fiscal 2004, the Company made adjustments to the initial purchase price allocation based upon a review of the detailed balances included in Expanets’ financial statements.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date:

Dollars in millions	Purchase Price Allocation
Cash	$3
Accounts receivable	50
Inventory	21
Other assets	6
Fixed assets	3
Intangibles	32
Accounts payable	(42)
Termination obligations	(19)
Other liabilities	(37)
Net assets from discontinued operations	10
Net assets acquired	27
Goodwill	90
Purchase price	$117

Management is responsible for estimating the fair value of the assets and liabilities acquired, and has conducted due diligence in determining the fair value. Management has made estimates and assumptions that affect the reported amounts of assets, liabilities and expenses resulting from such acquisitions. Actual results could differ from these amounts.

Identifiable intangibles consist of $21 million of customer relationships, which are being amortized over 15 years, and $11 million of agency relationships, which are being amortized over 10 years.  Customer relationships represent a database of information that acts as a source of repeat business for the Company.  The information contained in the database includes the preferences of the customer, along with the history of services provided to the customer.  Agency relationships represent the relationship Expanets had with multiple phone carriers across the U.S. that the Company assumed.  The Company receives a commission for selling phone services to its customers on behalf of the phone carriers.

Goodwill of $90 million was assigned $19 million to the Enterprise Communications Group (“ECG”) segment, $66 million to the

Services segment, and $5 million to the Small and Medium Business Solutions (“SMBS”) segment.  Of that total amount, $77 million is expected to be deductible for tax purposes over a 15-year period.

In connection with the acquisition, in accordance with EITF No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination,” the Company recorded liabilities of $21 million for termination obligations.  The Company has recognized these obligations as a liability assumed as of the acquisition date.  These termination obligations consisted of $10 million of employee separation costs for approximately 1,750 employees and $11 million related to the closure of redundant real estate facilities.  The Company completed the severance payments during fiscal 2004 and expects to substantially complete the lease termination obligations by fiscal 2007.  During fiscal 2004, the Company reevaluated the costs and reduced the employee separation liability by $5 million, as the actual costs incurred during the period were less than the original estimate, and increased the lease obligation by $3 million, as the actual costs incurred during the period exceeded the original estimate and sublease recovery assumptions were reduced.  These adjustments are included in the termination obligations amount in the table above.  During fiscal 2004, the Company made cash payments of $11 million.  The balance of $8 million as of September 30, 2004 relates to lease obligations.

Sale of a Portion of Expanets’ Business

Upon the closing of the Expanets acquisition, the Company decided to sell the Expanets businesses that previously distributed other vendors’ products and, accordingly, accounted for this portion of Expanets’ business as a component of discontinued operations.  In the first and second quarters of fiscal 2004, the Company sold, in a series of transactions, certain assets and liabilities attributed to these businesses for an aggregate consideration of $13 million, $4 million of which was cash consideration and $9 million was in the form of notes receivable.  As of September 30, 2004, the Company had divested this portion of the Expanets business and had collected $8 million of these notes receivable.

Results from discontinued operations for these businesses include revenue of $8 million and loss before income taxes of $7 million for the year ended September 30, 2004.

The following unaudited pro forma financial information presents the Company’s results as if the Expanets acquisition and the discontinued operations presentation of a portion of the Expanets businesses referred to above had occurred at the beginning of the respective periods:

	(Unaudited)
	Year ended September 30,
Dollars in millions	2004	2003
Revenue	$4,117	$4,112
Net income (loss)	$279	$(140)
Earnings (loss) per share - basic	$0.64	$(0.37)
Earnings (loss) per share - diluted	$0.61	$(0.37)

These pro forma results have been prepared for comparative purposes only and include certain adjustments such as the elimination of intercompany revenue and costs, additional amortization expense as a result of identifiable intangible assets arising from the acquisition, and the removal of items included in Expanets’ historical results that did not relate to assets or liabilities acquired by the Company.  The pro forma results are not necessarily indicative of the results of operations that actually would have resulted had the acquisition been in effect at the beginning of the respective periods or of future results.

Sale of Connectivity Solutions

In January 2004, the Company sold certain assets and liabilities of its Connectivity Solutions business to CommScope, Inc. (“CommScope”).  Accordingly, the Company has accounted for this business as a discontinued operation.  On January 31, 2004, the sale of substantially all of Connectivity Solutions was completed, except for the sale of certain international operations, substantially all of which occurred during the remainder of fiscal 2004.  The Company received $256 million of cash, and 1,761,538 shares of CommScope common stock valued at $33 million on the closing date.  The Company paid $9 million in transaction costs relating to the sale.  During the second quarter of fiscal 2004, the Company sold all the shares of CommScope common stock and recognized a pre-tax loss of $5 million, which is included in other income (expense), net.

The Company recorded an $84 million pre-tax gain from the sale of Connectivity Solutions during fiscal 2004, which is included in income from discontinued operations.  In accordance with the asset purchase agreement between CommScope and the Company, certain liabilities recorded by the Company relating to Connectivity Solutions employees transferred to CommScope were not assumed by CommScope, but are no longer obligations of the Company.  Therefore, included in the gain is a reversal of $27 million of such liabilities that primarily represent employee related costs for which the Company no longer has an obligation.

The $84 million gain also includes the recognition of $32 million of foreign currency translation adjustments related to the divestiture of Connectivity Solutions’ international operations.  A corresponding decrease has been recorded in the accompanying Consolidated Balance Sheet during the second quarter of fiscal 2004 through accumulated other comprehensive loss to reflect the realization of foreign currency translation adjustments upon the liquidation of these foreign operations.  These foreign currency translation adjustments represent the net unrealized gains and losses arising from changes in exchange rates and the related effect on the translation of assets and liabilities of those international operations.

Listed below are the major classes of assets and liabilities of Connectivity Solutions that have been sold and transferred to CommScope during fiscal 2004.

Dollars in millions	September 30, 2003
Assets
Receivables	$68
Inventory	142
Property, plant and equipment	179
Other assets	13
Total assets	$402

Liabilities
Accounts payable	$54
Payroll and benefit obligations	31
Other liabilities	24
Total liabilities	$109
Net assets sold	$293

The following table displays revenue and income before income taxes from discontinued operations for fiscal years 2004, 2003, and 2002:

	Year ended September 30,
Dollars in millions	2004	2003	2002
Revenue from discontinued operations:
Connectivity Solutions	$168	$542	$569
Expanets	8	—	—
Total revenue from discontinued operations	$176	$542	$569

Income before income taxes from discontinued operations:
Connectivity Solutions
Results of operations	$(71)	$49	$3
Gain on sale	84	—	—
Total income before income taxes for Connectivity Solutions	13	49	3
Expanets	(7)	—	—
Total income before income taxes from discontinued operations	$6	$49	$3

In connection with the closing of the transaction, the Company recognized a pension and postretirement curtailment loss of $24 million and a settlement loss of $24 million upon the transfer of pension and postretirement benefit assets and liabilities to CommScope, and recorded a corresponding increase of $48 million to the benefit obligation.  These losses were included in income from discontinued operations in the second quarter of fiscal 2004.  Upon the transfer of these pension and postretirement benefit assets and liabilities to CommScope, an offsetting gain of $48 million was recognized and included in the $84 million gain on sale of discontinued operations for the assumption of these liabilities by CommScope.  These two transactions resulted in a net zero impact to income from discontinued operations for fiscal 2004.

As a result of the transfer of Connectivity Solutions employees to CommScope in the second quarter of fiscal 2004, the Company remeasured its minimum pension liability related to the pension plan for represented employees.  In accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” the Company recorded an adjustment in the second quarter of fiscal 2004 of $50 million to decrease the additional minimum pension liability.  This resulted in a $36 million decrease to accumulated other comprehensive loss and a $14 million decrease to intangible assets.

On October 30, 2003, in exchange for the agreement of the International Brotherhood of Electrical Workers to withdraw numerous pending and threatened grievances and arbitration demands against the Company in connection with the Connectivity Solutions business, the Company agreed to provide a one-time payment of five thousand dollars per person to certain employees and offer an enhanced retirement incentive for those employees who were pension eligible as of December 2, 2003.  In fiscal 2004, a $5 million charge was recorded in the Consolidated Statements of Operations.

Acquisition of Tenovis

On October 5, 2004, the Company entered into a Share Purchase Agreement (the “Share Purchase Agreement”) pursuant to which the Company agreed to acquire all of the issued share capital of Tenovis Germany GmbH. Tenovis Germany GmbH is the parent company of Tenovis GmbH & Co. KG, a major European provider of enterprise communications systems and services.  Under the terms of the Share Purchase Agreement, on November 18, 2004, Avaya paid $370 million in cash and assumed $347 million in debt, including $68 million related to real estate financing.  Additionally, the Company acquired cash and cash equivalents of $113 million, resulting in a net cash outlay related to the acquisition of $257 million.

Acquisition of Spectel

On October 4, 2004, the Company completed the purchase of Spectel, a world leader in audio and web conferencing solutions, for approximately $97 million in cash, net of $6 million of cash acquired.  The acquisition enables the Company to continue to expand its capabilities in conferencing, which is a core business communications technology.

Other Transactions

Aircraft Transactions–In the fourth quarter of fiscal 2004, the Company decided to sell its two existing corporate airplanes. In November 2004, the Company entered into an operating lease for two new aircraft to be delivered in the third quarter of fiscal 2005. In connection with the decision to sell the existing aircraft, the Company classified its existing aircraft as held for sale, and tested the aircraft for impairment.  The Company determined that the carrying amount of the aircraft exceeded the estimated fair value less costs to sell by $10 million.  An impairment charge for this amount is included in the calculation of operating income in the Company’s fiscal 2004 results to write down the carrying value.

6. Supplementary Financial Information

Statements of Operations Information

	Year ended September 30,
Dollars in millions	2004	2003	2002
DEPRECIATION AND AMORTIZATION:
INCLUDED IN COSTS:
Amortization of software development costs	$28	$25	$20
INCLUDED IN SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Amortization of intangible assets	6	12	35
INCLUDED IN COSTS AND OPERATING EXPENSES:
Depreciation and amortization of property, plant and equipment and internal use software	113	134	141
Total depreciation and amortization	$147	$171	$196

OTHER INCOME (EXPENSE), NET
Gain (Loss) on foreign currency transactions	$7	$(1)	$(2)
Gain on assets sold	—	14	2
Interest income	19	15	20
Impairment of investments	—	—	(17)
Loss on long-term debt extinguishment, net	(42)	(34)	—
Lucent securities litigation charge	—	(25)	—
Miscellaneous, net	1	2	(2)
Total other income (expense), net	$(15)	$(29)	$1

Balance Sheet Information

	Year ended September 30,
Dollars in millions	2004	2003	2002
VALUATION AND QUALIFYING ACCOUNTS

Allowance for Doubtful Accounts:
Balance at beginning of period	$13	$24	$53
Charged to costs and expenses	16	12	55
Deductions	(12)	(23)	(84)
Balance at end of period	$17	$13	$24

Deferred Tax Asset Valuation Allowance:
Balance at beginning of period	$814	$612	$49
Charged to costs and expenses	17	118	364
Charged to other accounts	97	93	202
Deductions	(82)	(9)	(3)
Balance at end of period	$846	$814	$612

	September 30,
Dollars in millions	2004	2003
INVENTORY:
Finished goods	$197	$198
Work in process and raw materials	42	66
Total inventory	$239	$264

PROPERTY, PLANT AND EQUIPMENT, NET:
Land and improvements	$27	$30
Buildings and improvements	394	361
Machinery and equipment	581	651
Assets under construction	1	7
Internal use software	175	141
Total property, plant and equipment	1,178	1,190
Less: Accumulated depreciation and amortization	(669)	(586)
Property, plant and equipment, net	$509	$604

ACCUMULATED OTHER COMPREHENSIVELOSS:
Cumulative translation adjustment	$89	$70
Minimum pension liability, net of tax	(915)	(749)
Unrealized holding loss on securities classified as available for sale	(3)	—
Accumulated other comprehensive loss	$(829)	$(679)

Supplemental Cash Flow Information

	Year ended September 30,
Dollars in millions	2004	2003	2002
ACQUISITION OF BUSINESSES:
Fair value of assets acquired, net of cash acquired	$262	$—	$8
Less: Fair value of liabilities assumed	(134)	—	(2)
Acquisition of businesses, net of cash acquired	$128	$—	$6

OTHER PAYMENTS:
Interest payments, net of amounts capitalized of $5, $23 and $42, respectively	$61	$52	$8
Income tax payments	$23	$17	$20

NON-CASH TRANSACTIONS:
Issuance of common stock for contribution to pension plan	$111	$—	$—
Issuance of common stock for Lucent Shareowner Settlement	24	—	—
Investment in equity securities	7	—	—
CommScope common stock received in connection with Connectivity Solutions Sale	33	—	—
Notes received as part of the sale of Expanets’ non-Avaya business	9	—	—
Issuance of common stock in connection with the LYONs Exchange Offer	—	67	—
Warrants to purchase common stock issued in LYONs Exchange Offer	—	5	—
Accretion of Series B preferred stock	—	—	12
Book value of converted Series B preferred stock	—	—	395
Conversion charge related to Series B preferred stock	—	—	125
Issuance of common stock in connection with the Warburg transactions	—	—	(532)
Deferred taxes on stock options	—	—	4
Total non-cash transactions	$184	$72	$4

7. Business Restructuring Reserve

The business restructuring reserve reflects the remaining balance associated with the business restructuring charges recorded in fiscal 2000 through 2002 in accordance with EITF 94-3. The following table summarizes the status of the Company’s business restructuring reserve and other related expenses during fiscal 2004 and 2003:

	Business Restructuring Reserve
Dollars in millions	Employee Separation Costs	Lease Termination Obligations	Total Business Restructure Reserve	Other Related Expenses	TOTAL
Balance as of September 30, 2002	$68	$102	$170	$—	$170
Charges	—	—	—	16	16
Reversals	(19)	(2)	(21)	—	(21)
Cash payments	(45)	(38)	(83)	(16)	(99)
Balance as of September 30, 2003	$4	$62	$66	$—	$66
Reversals	(1)	—	(1)	—	(1)
Cash payments	(3)	(21)	(24)	—	(24)
Balance as of September 30, 2004	$—	$41	$41	$—	$41

Fiscal 2004

During fiscal 2004, the Company recorded cash payments of $24 million, primarily related to lease termination obligations.

Fiscal 2003

During fiscal 2003, the Company recorded reversals to income of $21 million primarily attributable to fewer involuntary employee separations than originally anticipated.  Additionally, in fiscal 2003 the Company incurred $16 million in other related expenses associated with the fourth quarter of fiscal 2002 restructuring initiative.  These expenses were primarily attributable to information technology (“IT”) costs incurred to relocate the development of certain IT applications to India.

8. Long-Term Debt

Debt outstanding consists of the following:

	September 30,
Dollars in millions	2004		2003
Current portion of long-term debt:
LYONs convertible debt, net of discount	$297		$—
Other current debt	2		—
Total current portion of long-term debt	299		—
Long-term debt:
LYONs convertible debt, net of discount	—		287
11 1/8% Senior Secured Notes, net of discount, premium and net deferred gain on interest rate swap	294	(1)	666	(2)
Total long-term debt	294		953
Total debt	$593		$953

(1)          The carrying value of the 11 1/8% Senior Secured Notes due April 2009 (“Senior Secured Notes”) as of September 30, 2004 of $294 million is comprised of the aggregate principal amount outstanding of $284 million increased for $5 million of unamortized premium, net of discount and the net unamortized deferred gain of $5 million related to the termination in December 2002 and June 2004 of the Company’s interest rate swap agreements that were entered into during fiscal years 2002 and 2004, respectively. Upon termination of both of the 2002 interest rate swap agreements, the Company received cash proceeds of $19 million, which was recorded as a deferred gain that is being amortized as a reduction to interest expense over the remaining term of the Senior Secured Notes.  Upon termination of the 2004 interest rate swap agreements, the Company made cash payments of $2 million, which was recorded as a deferred loss that is being amortized as an increase to interest expense over the remaining term of the Senior Secured Notes.

(2)          The carrying value of the Senior Secured Notes as of September 30, 2003 of $666 million is comprised of the aggregate principal amount outstanding of $640 million increased for $10 million of unamortized premium, net of discount, and the unamortized deferred gain of $16 million related to the termination the Company’s interest rate swap agreements in December 2002.

See below for a detailed discussion of actions the Company has taken in the first quarter of fiscal 2005 related to its long-term debt.

Senior Secured Notes

In March 2002, the Company issued through an underwritten public offering $440 million aggregate principal amount of Senior Secured Notes and received net proceeds of approximately $425 million, net of a $5 million discount and $10 million of issuance costs.  In May 2003, the Company sold an additional $200 million aggregate principal amount of Senior Secured Notes, at a price of 108% of par, resulting in net proceeds of approximately $212 million, which included approximately $2 million in accrued interest and a $16 million premium, partially offset by $6 million of issuance costs.  Interest on the Senior Secured Notes is payable on April 1 and October 1 of each year.

The Company may redeem the Senior Secured Notes, in whole or from time to time in part, at the redemption prices expressed as a percentage of the principal amount plus accrued and unpaid interest to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the following years: (i) 2006 at 105.563%; (ii) 2007 at 102.781%; and (iii) 2008 at 100.0%. The Company may redeem the Senior Secured Notes before April 1, 2006 at a redemption price of $111.125 per note.

During the second quarter of 2004, the Company redeemed, with the net proceeds of sales of common stock, $224 million aggregate principal amount of its outstanding Senior Secured Notes at a price of 111.125% per note, or $249 million in the aggregate, resulting in a premium of $25 million paid upon redemption.  The Company used the entire net proceeds received from the sale in February 2004 of approximately 14 million shares of the Company’s common stock to redeem these notes (see Note 10 “Convertible Participating Preferred Stock and Other Equity Transactions”).  The Company recognized a loss on the early redemption of $21 million, which is included in other income (expense), net.  The $21 million loss consists of (i) the $25 million redemption premium, (ii) the write-off of $5 million of deferred financing costs, offset partially by the recognition of (iii) $4 million of unamortized net premium recorded at the time of the original debt issuances, and (iv) the recognition of a $5 million deferred gain related to the termination in December 2002 of the Company’s interest rate swap agreements.  Upon redemption of these notes, the Company paid interest of $12 million, which had accrued from October 1, 2003 through March 19, 2004.

During the third quarter of fiscal 2004, the Company repurchased in the open market $132 million aggregate principal amount of its Senior Secured Notes in a series of open market transactions.  The Company used a total of $155 million in cash to repurchase these notes, and recognized a pre-tax loss of $21 million, which is included in other income (expense), net.  The $21 million loss consists of (i) $23 million of open market premiums on the repurchases, (ii) the write-off of $3 million of deferred financing costs, offset partially by the recognition of (iii) $2 million of unamortized net premium recorded at the time of the original debt issuances, and (iv) the recognition of a $3 million deferred gain related to the terminations in December 2002 and June 2004 of certain of the Company’s interest rate swap agreements.  Upon the repurchase of these notes, the Company paid interest of $3 million, which had accrued from April 1, 2004 through the dates of the repurchases.

On November 1, 2004, the Company commenced a cash tender offer for any and all of its Senior Secured Notes and a consent solicitation to amend the related indenture as described below.  The offer included an early consent date of November 15, 2004, and expired on December 1, 2004. The consideration for each $1,000 principal amount of Senior Secured Notes validly tendered by the early consent date and not validly withdrawn and accepted for payment was $1,158.95, which included a consent payment of $30 per $1,000 principal amount.

As of the early consent date, holders tendered $271 million aggregate principal amount of Senior Secured Notes, and received $314 million in cash.  An additional $100,000 principal amount was tendered prior to December 1, 2004, and cash of $113,000 was paid.  Upon repurchase of the notes, the Company paid interest of $4 million, which had accrued from October 1, 2004 through November 15, 2004.  Following these transactions, there were $13 million aggregate principal amount of the Senior Secured Notes outstanding.

As a result of the cash tender offer, the Company recognized a pre-tax loss of $41 million, which will be included in other income (expense), net for the first quarter of fiscal 2005.  This loss consists of (i) $43 million of premiums on the repurchase, (ii) the write-off of $5 million of deferred financing costs and (iii) $1 million of fees, partially offset by the recognition of (iv) $4 million of unamortized net premium recorded at the time of the original debt issuances, and (v) $4 million deferred gain related to the interest rate swaps.

As of November 15, 2004, the Company received the requisite consents with respect to the consent solicitation for the adoption of certain proposed amendments to the indenture.  On November 16, 2004, the Company and the trustee for the Senior Secured Notes executed a supplemental indenture, which eliminated substantially all of the restrictive covenants, the reporting requirements and certain events of default from the indenture.  Additionally, the supplemental indenture eliminated the requirement under the indenture to provide security for the Senior Secured Notes and accordingly, the Company’s obligations under the Senior Secured Notes that remain outstanding are unsecured.

LYONs Convertible Debt

In the first quarter of fiscal 2002, the Company sold through an underwritten public offering under a shelf registration statement an aggregate principal amount at maturity of $944 million of Liquid Yield Option™ Notes due 2021 (“LYONs”). The proceeds of $448 million, net of a $484 million discount and $12 million of underwriting fees, were used to refinance a portion of the Company’s outstanding commercial paper.  The underwriting fees of $12 million were recorded as deferred financing costs and are being amortized to interest expense over a three-year period through October 31, 2004, which represents the first date holders may require the Company to purchase all or a portion of their LYONs.

The original issue discount of $484 million accretes daily at a rate of 3.625% per year calculated on a semiannual bond equivalent basis.  The Company does not make periodic cash payments of interest on the LYONs.  Instead, the amortization of the discount is recorded as interest expense and represents the accretion of the LYONs issue price to their maturity value.  The discount will cease to accrete on the LYONs upon maturity, conversion, purchase by the Company at the option of the holder, or redemption by the Company.  The LYONs are unsecured obligations that rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company.

Interest expense related to the amortization of the discount on the LYONs amounted to $10 million, $14 million and $16 million for fiscal 2004, 2003 and 2002, respectively.  In addition, interest expense related to the amortization of deferred financing costs on the LYONs amounted to $2 million, $4 million and $4 million in fiscal 2004, 2003 and 2002, respectively.

In December 2002, the Company, together with Warburg Pincus Equity Partners L.P. and affiliated investment funds (the “Warburg Entities”), commenced an exchange offer to purchase up to $661 million aggregate principal amount at maturity, or 70%, of the Company’s outstanding LYONs (the “Exchange Offer”).  Under the terms of the Exchange Offer, holders of LYONs could elect to receive, for each $1,000 aggregate principal amount at maturity of LYONs exchanged, either (i) $389.61 in cash (the “Cash Consideration”) or (ii) a combination of $208.40 in cash plus 77 shares of the Company’s common stock (the “Mixed Consideration”).

Avaya and the Warburg Entities entered into a Backstop Agreement, as amended (the “Backstop Agreement”), which contains the terms relating to the Warburg Entities’ participation in the Exchange Offer. Under the terms of the Backstop Agreement, the Company granted the Warburg Entities series C warrants described in Note 11 “Earnings (Loss) Per Share of Common Stock”, and reduced the exercise price of 5,581,101 of the 6,724,665 series A warrants held by the Warburg Entities to $0.01 per share.  In January 2003, following the completion of the Exchange Offer, the Warburg Entities exercised the 5,581,101 series A warrants for aggregate cash consideration of $55,811 and converted the LYONs they acquired in the Exchange Offer into shares of the Company’s common stock, as described below.

In January 2003, the Exchange Offer expired and an aggregate principal amount at maturity of LYONs of $84,426,000, representing 8.9% of the outstanding LYONs, or $43 million in carrying value, was tendered.  Of these LYONs, $84,416,000 aggregate principal amount at maturity were tendered for the Mixed Consideration and $10,000 aggregate principal amount at maturity were tendered for the Cash Consideration.  In exchange for the LYONs accepted in the Exchange Offer, the Warburg Entities paid an aggregate amount of $18 million in cash and the Company delivered 6,500,032 shares of its common stock.  The Company delivered an additional 1,588,548 shares of its common stock to the Warburg Entities upon conversion of LYONs acquired by them in the Exchange Offer.

In the second quarter of fiscal 2003, the Company recognized in the Consolidated Statements of Operations a pre-tax charge of $36 million for the loss on long-term debt extinguishment related to the Exchange Offer, which was included in other income (expense), net.  This charge reflects a $26 million loss related to the retirement of LYONs and $10 million of expenses related to (i) series C warrants issued to the Warburg Entities; (ii) common stock issued to the Warburg Entities; (iii) transaction costs; and (iv) the unamortized deferred financing costs from the original issuance of LYONs that were retired.

During fiscal 2003, the Company repurchased $310 million aggregate principal amount at maturity of LYONs, or $160 million in carrying value, in a series of open market transactions.  The Company used a total of $156 million in cash to repurchase these LYONs. The Company recognized a pre-tax gain of $2 million, net of the write-off of deferred financing costs related to the LYONs repurchased.

As of September 30, 2004, the outstanding LYONs are convertible into an aggregate of 20,557,415 shares, all of which are reflected in the diluted share calculations for fiscal 2004, as more fully described in Note 11, “Earnings (Loss) Per Share of Common Stock,” to the accompanying consolidated financial statements.  Based on the applicable conversion rate of 37.4437 shares of the Company’s common stock per LYON, if the trading price of the common stock exceeds $14.50 per share on or about December 20, 2004, the Company expects that many holders of LYONs will convert their LYONs into common stock.  Upon conversion, the holder will not receive any cash payment representing accrued original issue discount.  Accrued original issue discount will be considered paid by the shares of common stock received by the holder of the LYONs upon conversion.

The conversion rate may be adjusted in certain circumstances as stated in the indenture. The Company and the trustee under the indenture governing the LYONs may modify or amend the LYONs or the indenture with the consent of the holders of not less than a majority in aggregate principal amount at maturity of the LYONs then outstanding.  However, the consent of the holders of each outstanding LYON would be required to make certain changes to the terms of the indenture and the LYONs, including any change that adversely affects the rights of a holder to convert a LYON.  The indenture governing the LYONs includes certain covenants, including a limitation on the Company’s ability to grant liens on significant domestic real estate properties or the stock of its subsidiaries holding such properties.

The Company may redeem all or a portion of the LYONs for cash at any time on or after October 31, 2004 at a price equal to the sum of the issue price and accrued original issue discount on the LYONs as of the applicable redemption date.  Conversely, holders may require the Company to purchase all or a portion of their LYONs on October 31, 2004, 2006 and 2011 at a price per LYON of $542.95, $583.40 and $698.20, respectively.  Original terms of the LYONs agreement allowed the Company to, at its option, elect to pay the purchase price in cash or shares of common stock, or any combination thereof.

On October 31, 2004, 238 LYONs were put to the Company for an aggregate redemption price of $129,000.  On November 18, 2004, the Company announced that it will redeem for cash all of the outstanding LYONs on December 20, 2004.  As provided pursuant to the indenture governing the LYONs, the redemption price is $545.67 per $1,000 principal amount at maturity of LYONs.  The aggregate redemption price for all LYONs outstanding on November 18, 2004 was $299 million.  Each LYON is convertible at any time at the option of the holder into 37.4437 shares of Avaya common stock.  To the extent any holders elect to convert their LYONs into shares of the Company’s common stock prior to the redemption date, the amount of cash required to satisfy the redemption will be reduced.  If all currently outstanding LYONs were converted into shares of common stock, an additional 20,548,503 shares would be reflected in the Company’s diluted share calculation starting in the first quarter of fiscal 2005.

Fair Value of Long-Term Debt

The following table summarizes the number of outstanding LYONs and senior secured notes, their aggregate carrying value, and their related fair market values as of September 30, 2004 and 2003:

	September 30,
	2004			2003
Dollars in millions	Number of Notes Outstanding	Carrying Value	Fair Value	Number of Notes Outstanding	Carrying Value	Fair Value
LYONs	549,022	$297	$307	549,022	$287	$305
Senior Secured Notes	284,395	$289	$330	640,000	$650	$742

In addition to the items in the table above, long-term debt at September 30, 2004 includes $5 million of net unamortized deferred gain related to the termination of the interest rate swap agreements and $2 million other debt, primarily related to AGC.  Long-term debt at September 30, 2003 included $16 million related to the termination of the previous interest rate swap agreements.

The carrying value of the debt instruments listed above reflects the aggregate principal amount outstanding adjusted for the unamortized discount and premium related to each debt security.

The fair market values of the debt instruments listed above are based upon quoted market prices and yields obtained through independent pricing sources for the same or similar types of borrowing arrangements taking into consideration the underlying terms of the debt.

Subsequent to September 30, 2004, the Company repurchased $271 million in aggregate principal amount of the Senior Secured Notes for $314 million.

Credit Facility Amendments

On April 30, 2003, the Company amended and restated its Five-Year Revolving Credit Facility Agreement (the “credit facility”) with a syndicate of banks (the “Lenders”, with Citibank, N.A. (“Citibank”) acting as agent. Under the credit facility, the maximum amount of borrowings that may be outstanding is $250 million.  As of September 30, 2004 and 2003, there were no amounts outstanding under the credit facility.  The credit facility expires in September 2005.

Loans under the credit facility bear interest at or (i) the London Interbank Offered Rate (“LIBOR”) plus a margin based on the public debt ratings and the utilization fee in effect or (ii) the higher of (a) Citibank’s base rate or (b) the Federal Funds rate plus one-half of one percent, in either case plus a margin based on the public debt ratings and the utilization fee in effect. For loans based on the LIBOR rate, interest is payable on the last day of each applicable interest period, or the date of any payment or prepayment of such loans. For loans based on the Alternate Base Rate (as defined therein), interest is payable quarterly.  Loans under the credit facility may be prepaid and re-borrowed at any time and are due in full in September 2005.  Facility fees are calculated at per annum rates ranging from 0.00% to 0.50% based on the Company’s public debt ratings, applied to the commitment amount of each Lender (whether used or unused) of the credit facility and are payable quarterly.

The credit facility contains affirmative and restrictive covenants Avaya must comply with, including: (a) maintaining a minimum amount of earnings before interest, taxes, depreciation and amortization, or EBITDA, adjusted for exclusions for certain business restructuring charges and related expenses and non-cash charges, or adjusted EBITDA, (b) maintaining a minimum ratio of adjusted EBITDA to interest expense, (c) limitations on the incurrence of indebtedness, (d) limitations on investments and (e) restrictions on the payment of dividends.  As of September 30, 2004, the Company believes that it was in compliance with all of the covenants included in the credit facility.

The Company and the Lenders have amended the credit facility in January 2004 and October 2004 at different times generally to provide additional flexibility to make acquisitions and repurchase debt facilities outstanding indebtedness.  The credit facility permitted the Company to use up to $500 million in cash to prepay or repurchase long-term debt (other than the LYONs) so long as the Company holds unrestricted domestic cash and marketable securities of at least $400 million immediately before and after such prepayment or repurchase.  The Company used $249 million of this amount to redeem 35% of the Senior Secured Notes in March 2004 and $155 million of this amount to repurchase additional Senior Secured Notes in the third quarter of fiscal 2004.  As of September 30, 2004, the Company had the ability to use an additional $96 million in cash to repurchase long-term debt (other than LYONs).  The Company and the Lenders recently amended the credit facility to provide that Avaya may use up to $360 million for all debt prepayments or repurchases after September 30, 2004.  During November 2004, the Company used $314 million of this amount to repurchase Senior Secured Notes, leaving $46 million remaining after such time for prepayments or repurchases.

The credit facility provides that from and after the first date that the Company repurchases debt in accordance with the terms of the credit facility or makes an acquisition for a purchase price of $100 million or more, the Company is required to have had positive free cash flow for the four fiscal quarters most recently then ended and maintain positive free cash flow for each four quarter period thereafter.  Free cash flow is defined under the credit facility as net cash provided by (used in) operating activities less capital expenditures and dividends.  As a result of the redemption of the Senior Secured Notes described above, the Company was required to comply with this covenant as of September 30, 2004.

The credit facility currently provides that the Company may use up to $1 billion in cash and assumed debt for acquisitions completed after September 30, 2004, provided that the Company complies with certain financial covenants.  On October 4, 2004, the Company used approximately $103 million in cash to complete the purchase of all of the issued share capital of Spectel.  Additionally, on November 18, 2004, the Company used $370 million in cash and assumed debt of $347 million to complete the purchase of all of the issued share capital of Tenovis.

Amounts outstanding under the credit facility are secured by a security interest in all of the assets of the Company and certain subsidiaries as well as pledges of the equity interests in certain of the Company’s subsidiaries.

9. Derivatives and Other Financial Instruments

The Company conducts its business on a multi-national basis in a wide variety of foreign currencies and, as such, uses derivative financial instruments to reduce earnings and cash flow volatility associated with foreign exchange rate changes.  Specifically, the Company uses foreign currency forward contracts to mitigate the effects of fluctuations of exchange rates associated with certain existing assets and liabilities that are denominated in non-functional currencies and, from time to time, to reduce anticipated net foreign currency cash flows resulting from normal business operations.  In addition, the Company uses interest rate swap agreements to manage its proportion of fixed and floating rate debt and to reduce interest expense.

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

Recorded Transactions

The Company utilizes foreign currency forward contracts primarily to manage short-term exchange rate exposures on certain receivables, payables and loans residing on foreign subsidiaries’ books, which are denominated in currencies other than the subsidiary’s functional currency.  When these items are revalued into the subsidiary’s functional currency at the month-end exchange rates, the fluctuations in the exchange rates are recognized in earnings as other income (expense), net.  Changes in the fair value of the Company’s foreign currency forward contracts used to offset these exposed items are also recognized in earnings as other income (expense), net in the period in which the exchange rates change.  For the fiscal years ended September 30, 2004, 2003 and 2002, the changes in the fair value of the foreign currency forward contracts were substantially offset by changes resulting from the revaluation of the hedged items.

Forecasted Transactions

From time to time, the Company uses foreign currency forward contracts to offset certain forecasted foreign currency transactions primarily related to the purchase or sale of product expected to occur during the ensuing twelve months.  The change in the fair value of foreign currency forward contracts is recognized as other income (expense), net in the period in which the exchange rates change.  For fiscal 2004 and 2003, these gains and losses were not material to the Company’s results of operations.  As permitted under SFAS 133, the Company has elected not to designate its forward contracts as hedges thereby precluding the use of hedge accounting for these instruments.

The notional amount of the Company’s financial instruments represents the face amount of the contractual arrangements and the basis on which U.S. dollars are to be exchanged. They are not a measure of market or credit exposure. The notional amount as of September 30, 2004 and 2003 of the Company’s foreign currency forward contracts were $558 million and $407 million, respectively.  In fiscal 2004, these notional amounts principally represent the equivalent in U.S. dollars for contracts in euros of $282 million, British pound sterling of $171 million, Canadian dollars of $27 million, Singapore dollars of $22 million, Japanese yen of $13 million, Mexican pesos of $12 million, Hungarian forints of $10 million and other foreign currencies of $21 million.  In fiscal 2003, these notional amounts principally represent the equivalent in U.S. dollars for contracts in euros of $229 million, British pound sterling of $127 million, Mexican pesos of $12 million, Canadian dollars of $10 million, Japanese Yen of $8 million, Singapore dollars of $7 million and other foreign currencies of $14 million.

Fair Value

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of their short-term maturity and variable rates of interest.

As of September 30, 2004 and September 30, 2003, the estimated fair values of the Company’s foreign currency forward contracts are included in the Balance Sheet as other assets of $8 million and $13 million, respectively.  The estimated fair values of these forward contracts were based on market quotes obtained through independent pricing sources.

Interest Rate Swap Agreements

During the first and second quarters of 2004, the Company entered into a total of five interest rate swap agreements each having a notional amount of $50 million and a maturity date of April 2009.  These interest rate swap agreements were executed in order to: (i) convert a portion of the Senior Secured Notes fixed-rate debt into floating-rate debt; (ii) maintain a capital structure containing appropriate amounts of fixed- and floating-rate debt; and (iii) reduce interest payments and expense in the near term.  These agreements qualified and were designated as fair value hedges in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”  Under these agreements, the Company received a fixed interest rate of 11 1/8% and paid a floating interest rate based on the six-month LIBOR (in arrears) plus an agreed-upon spread of 6.55%, 6.8575%, 6.94%, 6.8% and 6.98%.  The interest rate swaps effectively converted $250 million of the Senior Secured Notes from fixed rate debt into floating rate debt.  Since the relevant terms of the interest rate swap agreements matched the corresponding terms of the Senior Secured Notes, there was no hedge ineffectiveness.  Accordingly, gains and losses on the interest rate swap agreements fully offset the losses and gains on the hedged portion of the Senior Secured Notes, which were marked to market at each reporting date, both of which were recorded in other income (expense), net.

During the third and fourth quarters of fiscal 2004, the Company terminated all five of its interest rate swap agreements.  The terminations resulted in a reduction to other liabilities for the removal of the fair market value of the interest rate swap and cash payments of $2 million representing the loss on termination, which is being recognized as an increase to interest expense over the remaining term to maturity of the Senior Secured Notes.  The unamortized balance of the loss is included as a reduction to long-term debt.  The Company terminated these interest rate swap agreements as it anticipated further repurchases of the Senior Secured Notes.

Non-Derivative and Off-Balance-Sheet Instruments

Requests for providing commitments to extend credit and financial guarantees are reviewed and approved by senior management. Management regularly reviews all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the adequacy of the Company’s reserve for possible credit and guarantee losses. See Note 17 “Commitments and Contingencies” for the disclosure of these items.

10. Convertible Participating Preferred Stock and Other Equity Transactions

Warburg Transactions

Convertible Participating Preferred Stock

In October 2000, the Company sold to the Warburg Entities four million shares of the Company’s Series B convertible participating preferred stock and series A and series B warrants to purchase the Company’s common stock for an aggregate purchase price of $400 million.

In March 2002, the Company completed a series of transactions pursuant to which the Warburg Entities acquired 53 million shares of Avaya common stock by (i) converting all four million shares of the Series B preferred stock into 38,329,365 shares of the Company’s common stock based on a conversion price of $11.31 per share, which was reduced from the original conversion price of $26.71 per share, (ii) exercising 286,682 warrants at an exercise price of $34.73 per share resulting in gross proceeds of $10 million, and (iii) purchasing 14,383,953 shares of the Company’s common stock for $6.26 per share, which was the reported closing price of Avaya’s common stock on the New York Stock Exchange on March 8, 2002, resulting in gross proceeds of $90 million.  In connection with these transactions, the Company incurred approximately $4 million of transaction costs, which were recorded as a reduction to additional paid-in capital.  Following these transactions, there were no shares of Series B preferred stock outstanding.

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

As of September 30, 2004, the Warburg Entities hold warrants to purchase the following additional shares of the Company’s common stock:

Warrants	Number of Shares	Exercise Price	Expiration Date
Series A	1,143,564	$34.73	October 2, 2004 *
Series B	5,379,732	$34.73	October 2, 2005
Series C	7,355,824	$3.50	December 23, 2006
	13,879,120

* Expired unexercised

Other Equity Transactions

In September 2004, the Company paid $24 million of its common stock to fund its portion of the Lucent securities litigation settlement (see Note 17 “Commitments and Contingencies”).  The payment was funded with a combination of 221,882 shares of treasury stock and 1,600,303 shares of newly issued common stock.

During the third quarter of fiscal 2004, the Company made a voluntary contribution of $111 million of its common stock to fund its U.S. pension plan (see Note 13 “Benefit Obligations”).  The contribution was funded with a combination of 2,448,602 shares of treasury stock and 4,510,646 shares of newly issued common stock.  As of the date of the contribution, the treasury stock had a carrying value of $27 million.  The difference between the $27 million carrying value and the $39 million fair value of the treasury stock contributed was recorded as an increase to additional paid-in capital.

In February 2004, the Company sold 14,039,481 shares of its common stock for $17.85 per share in a public offering.  The Company received proceeds of $249 million, net of $2 million of underwriting discounts and commissions, which have been recorded as a reduction to additional paid-in capital.  The Company used the entire net proceeds to redeem a portion of its outstanding Senior Secured Notes (see Note 8 “Long-Term Debt”).

In September 2003, the Company sold 34,500,000 shares of common stock for $10.20 per share in a public offering. The Company received proceeds of $349 million, which was net of $3 million of underwriting discounts and commissions reflected as a reduction to additional paid-in capital.

In March 2002, the Company sold 19,550,000 shares of common stock for $5.90 per share in a public offering. The Company received proceeds of $112 million, which was net of $3 million of underwriting fees reflected as a reduction to additional paid-in capital.

11. Earnings (Loss) Per Share of Common Stock

Basic earnings (loss) per common share is calculated by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period.  Diluted earnings (loss) per common share is calculated by adjusting net income (loss) available to common stockholders and weighted average outstanding shares, assuming conversion of all potentially dilutive securities including stock options, restricted stock units, warrants, and convertible debt.

	Year Ended September 30,
Dollars in millions, except per share amounts	2004	2003	2002
Earnings (Loss) Per Common Share - Basic:
Income (loss) from continuing operations available to common stockholders	$291	$(128)	$(814)
Income from discontinued operations	5	40	11
Net income (loss) available to common stockholders	$296	$(88)	$(803)

Weighted average shares - basic	439	378	330

Earnings (loss) per share from continuing operations	$0.66	$(0.34)	$(2.47)
Earnings per share from discontinued operations	0.01	0.11	0.03
Earnings (loss) per share - basic	$0.67	$(0.23)	$(2.44)

Earnings (Loss) Per Common Share - Diluted:
Income (loss) from continuing operations	$291	$(128)	$(814)
After-tax savings on the assumed conversion of LYONs	10	—	—
Income (loss) from continuing operations available to common stockholders	301	(128)	(814)
Income from discontinued operations	5	40	11
Net income (loss) available to common stockholders	$306	$(88)	$(803)

Weighted average shares - basic	439	378	330
Potential dilutive securities:
Assumed exercise of stock options	8	—	—
Assumed vesting of restricted stock units	2	—	—
Assumed exercise of warrants	6	—	—
Assumed conversion of LYONs	21	—	—
Weighted average shares - diluted	476	378	330

Earnings (loss) per share from continuing operations	$0.63	$(0.34)	$(0.34)
Earnings per share from discontinued operations	0.01	0.11	0.11
Earnings (loss) per share - diluted	$0.64	$(0.23)	$(0.23)

Securities excluded from the computation of diluted earnings (loss) per common share
Options (1)	25	43	45
Restricted stock units (1)	—	4	—
Series B preferred stock (2)	—	—	38
Warrants (1)	6	10	12
Common shares issuable upon conversion of LYONs
Settled in common shares (3)	—	136	93
Settled in cash (4)	—	20	—
Total	31	213	188

(1)          These securities have been excluded from the diluted earnings (loss) per common share calculation either because the respective exercise prices are greater than the average market value of the underlying stock or their inclusion would have been antidilutive.

(2)          As a result of the conversion of the Series B convertible participating preferred stock during fiscal 2002, the conversion price was decreased from $26.71 per share to $11.31 per share. When applying the “if-converted” method in fiscal 2002, the shares are assumed to have been converted from October 1, 2001 through the date of conversion.

(3)          For the year ended September 30, 2003, the securities listed represent the average number of shares issuable by the Company if it were required to purchase LYONs outstanding as of September 30, 2003 on the initial October 31, 2004 put date and if the Company elected to satisfy the put obligation in shares of common stock.  Such securities were excluded from the diluted loss per common share calculation as their inclusion would have been antidilutive.

(4)          These securities have been excluded from the diluted earnings (loss) per common share calculation due to the assumption that this portion of the debt would have been settled in cash.

12. Income Taxes

A reconciliation of the Company’s income tax (benefit) provision on continuing operations at the federal statutory rate to the income tax (benefit) provision at the effective tax rate is as follows:

	Year ended September 30,
Dollars in millions	2004	2003	2002
Income tax provision (benefit) computed at the federal statutory rate of 35%	$85	$(15)	$(141)
State and local income taxes, net of federal income tax effect	9	2	(12)
Tax differentials on foreign earnings	(1)	23	62
Purchased in process research and development and other acquisition related costs	—	—	(7)
Non-deductible restructuring costs	22	17	11
LYONs redemption	—	6	—
Audit settlements	(102)	(45)	(7)
Sale of investments	—	(5)	—
Non-deductible meals and entertainment and employee benefit costs	1	2	1
Other differences - net	2	1	2
Valuation allowance	(65)	98	364
(Benefit) provision for income taxes	$(49)	$84	$273

In the second quarter of fiscal 2004, the Company recognized an $89 million tax benefit comprised of a $102 million tax benefit resulting from the resolution of federal income tax audit matters for the years 1990 through 1998 offset by $13 million due to certain state tax matters and other adjustments that arose prior to the Company’s separation from Lucent. The $89 million benefit consisted of a $37 million net cash refund and the reversal of certain tax liabilities.  The Company received the $37 million net cash refund from Lucent in accordance with the terms of a Tax Sharing Agreement that the Company and Lucent entered into in connection with the Distribution.  The Tax Sharing Agreement governs Lucent’s and the Company’s respective rights, responsibilities and obligations after the distribution with respect to taxes for the periods ending on or before the distribution.  Generally, pre-distribution taxes or benefits that are clearly attributable to the business of one party will be borne solely by that party, and other pre-distribution taxes or benefits will be shared by the parties based on a formula set forth in the Tax Sharing Agreement.  The Company may be subject to additional taxes or benefits pursuant to the Tax Sharing Agreement related to future settlements of audits by taxing authorities for the periods prior to the Company’s separation from Lucent.

The Company’s post-spin tax years may be subject to audit by U.S. federal tax authorities.  Any adjustments relating to the current audit of the pre-spin tax years 1999 and 2000 will be shared by Lucent and the Company pursuant to the Tax Sharing Agreement.

The following table presents the U.S. and foreign components of income (loss) from continuing operations before income taxes and the provision (benefit) for income taxes on continuing operations:

	Year ended September 30,
Dollars in millions	2004	2003	2002
INCOME (LOSS) BEFORE INCOME TAXES:
U.S.	$170	$(7)	$(312)
Foreign	72	(37)	(92)
Income (loss) before income taxes	$242	$(44)	$(404)

(BENEFIT) PROVISION FOR INCOME TAXES:
CURRENT
Federal	$(95)	$—	$—
State and local	8	3	—
Foreign	25	13	16
Subtotal	$(62)	$16	$16

DEFERRED
Federal	$12	$49	$210
State and local	1	22	48
Foreign	—	(3)	(1)
Subtotal	$13	$68	$257
(Benefit) provision for income taxes	$(49)	$84	$273

The components of deferred tax assets and liabilities on continuing operations as of September 30, 2004 and 2003 are as follows:

	September 30,
Dollars in millions	2004	2003
DEFERRED INCOME TAX ASSETS:
Benefit obligations	$601	$506
Accrued liabilities	223	346
Net operating loss / credit carryforwards	464	436
Other	30	59
Gross deferred tax assets	$1,318	$1,347

DEFERRED INCOME TAX LIABILITIES:
Property, plant and equipment	$(7)	$(41)
Other	(38)	(53)
Gross deferred tax liabilities	$(45)	$(94)
Valuation allowance	$(846)	$(814)
NET DEFERRED TAX ASSET	$427	$439

As of September 30, 2004, the Company had primarily federal and state tax credit carryforwards of $37 million and federal, state and local and foreign net operating loss carryforwards (after-tax) of $427 million.  The various tax credit carryforwards of $29 million and $8 million expire within five years, and in excess of ten years, respectively.  Federal and state net operating loss carryforwards expire through the year 2024, the majority of which expire in excess of sixteen years. The majority of foreign net operating loss carryforwards have no expiration.

During fiscal 2004 the Company recorded an increase of $32 million to its net deferred tax asset valuation allowance. The increase in the valuation allowance is comprised of a $65 million reduction in accumulated other comprehensive loss associated with the minimum pension liability recorded in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” (“SFAS 87”), a $7 million reduction in goodwill related to the acquisition of Expanets which represents future deductible expenses and a $25 million adjustment related to the exercise of stock options which served to decrease taxable income for the year.  The increase in the valuation allowance was offset by a $65 million benefit included in the tax provision as a result of having positive book taxable income for the year including certain other tax adjustments.

During fiscal 2003, the Company recorded an increase of $202 million to its net deferred tax asset valuation allowance.  The increase in the valuation allowance was comprised of an $83 million provision for income taxes to reflect the difference between the actual and expected tax gain associated with the LYONs Exchange Offer, a $93 million reduction in accumulated other comprehensive loss associated with the minimum pension liability recorded in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” (“SFAS 87”), and a $3 million adjustment related to the exercise of stock options which served to decrease taxable income for the year.  In addition, the valuation allowance balance increased by $32 million as a result of the reversal of certain deferred tax liabilities related to pre-spin federal income tax audits.  The increase in the valuation allowance was partially offset by a $9 million benefit included in the tax provision as a result of having positive book taxable income for the year including certain other tax adjustments.

The valuation allowances recorded in fiscal 2004 and 2003 were calculated in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes,” which requires both positive and negative evidence to be considered in determining whether the realization of deferred tax assets is more likely than not.  SFAS 109 places more emphasis on historical information such as the Company’s cumulative operating results and its current year taxable income than it places on estimates of future taxable income.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The Company considers its historical operating results, the scheduled reversal of deferred tax liabilities, projected future taxable income, and certain distinct tax planning strategies in making this assessment.  The amount of net deferred tax assets determined to be realizable was measured by calculating the tax effect of the tax planning strategies, which include potential sale of assets and liabilities. As of September 30, 2004, the Company determined that it is more likely than not that $427 million of such assets will be realized, and the remainder is not more likely than not to be realized based on the assessment described above.  Accordingly, a valuation allowance of $846 million has been recorded against the deferred tax assets.  Based on the fiscal 2003 assessment, the Company had determined that it was more likely than not that $439 million of such assets were to be realized, therefore resulting in a valuation allowance of $814 million.  If the analysis of the historical and prospective factors required by FAS 109 is sufficient to support an assessment that realization of the deferred tax assets is more likely than not, or if changes occur in the assumptions underlying the Company’s tax planning strategies or in the scheduling of the reversal of the Company’s deferred tax liabilities, the valuation allowance may need to be adjusted in the future.

The Company has not provided for U.S. deferred income taxes or foreign withholding taxes on $748 million and $675 million of undistributed earnings of its non-U.S. subsidiaries as of September 30, 2004 and 2003, respectively, since the Company intends to reinvest these earnings indefinitely.

13. Benefit Obligations

Pension and Postretirement Benefits

The Company sponsors non-contributory defined benefit pension plans covering the majority of its U.S. employees and retirees, and postretirement benefit plans for U.S. retirees that include healthcare benefits and life insurance coverage. Certain non-U.S. operations have various retirement benefit programs covering substantially all of their employees. Some of these programs are considered to be defined benefit pension plans for accounting purposes.

U.S. Plans

The Company’s general funding policy with respect to qualified pension plans is to contribute amounts at least sufficient to satisfy the minimum amount required by applicable law and regulations. In fiscal 2004 and 2003, contributions to pension plans totaled $118 million and $155 million, respectively. The contributions in fiscal 2004 consisted of payments totaling $7 million for certain pension benefits that are not pre-funded and a voluntary contribution of $111 million, in the form of shares of common stock of the Company, to fund the pension obligation for salaried employees. In fiscal 2004, the Company was not required to make a contribution to satisfy the minimum statutory funding requirements. The contributions in fiscal 2003 consisted of payments totaling $8 million for certain pension benefits that are not pre-funded, $42 million to satisfy minimum statutory funding requirements, and a voluntary contribution of $105 million to fund the pension obligation for salaried employees. In fiscal 2005, the Company estimates it will make payments totaling $7 million for certain pension benefits that are not pre-funded. The Company will not be required to make a contribution in fiscal 2005 to satisfy minimum statutory funding requirements.

Certain post-retirement health benefits the Company provides for management retirees are not pre-funded. Consequently, the Company makes payments as these retiree medical benefits are disbursed. In fiscal 2004 and 2003, these payments totaled $20 million and $21 million, respectively, net of reimbursements received from employee contributions. In fiscal 2005, the Company estimates it will make payments totaling $20 million for these retiree medical benefits.

On September 30, 2004, the Company’s annual measurement date, the accumulated benefit obligation related to the Company’s pension plans exceeded the fair value of the pension plan assets (such excess is referred to as an unfunded accumulated benefit obligation). This difference reflects an increase in the accumulated benefit obligation that resulted from a decrease (from 6.0% to 5.75%) in the interest rate used to discount the projected benefit obligation to its present settlement amount.  The unfunded accumulated benefit obligation exceeded the Company’s accrued pension liability by $958 million, an increase of $180 million from September 30, 2003.  As a result, in accordance with SFAS 87, the Company recorded an adjustment to increase the additional minimum pension liability from $778 million at September 30, 2003 to $958 million at September 30, 2004.  This resulted in a $189 million increase to accumulated other comprehensive loss and a $9 million decrease to intangible assets as of September 30, 2004. In addition there was a $24 million decrease to accumulated other comprehensive loss associated with the sale of Connectivity.

In conjunction with the recognition of the additional minimum pension liability, the Company also recorded in fiscal 2004 a deferred tax asset of $79 million for which a full valuation allowance was established.  This increased the deferred tax asset related to the minimum pension liability from $281 million at September 30, 2003, to $360 million at September 30, 2004.  Accordingly, both the deferred tax asset and related valuation allowance were recorded through accumulated other comprehensive loss.

A reconciliation of the changes in the benefit obligations and fair value of assets of the defined benefit pension and postretirement plans, the funded status of the plans, and the amounts recognized in the Consolidated Balance Sheet is provided in the table below:

	Pension Benefits September 30,		Postretirement Benefits September 30,
Dollars in millions	2004	2003	2004	2003
CHANGE IN BENEFIT OBLIGATION
Benefit obligation as of October 1	$2,926	$2,614	$686	$543
Sale of Connectivity Solutions	31	—	14	—
Service cost	16	48	4	5
Interest cost	170	165	41	36
Amendments	—	(60)	—	86
Actuarial loss	125	347	23	56
Special termination benefits	—	5	—	—
Benefits paid	(245)	(193)	(45)	(40)
Benefit obligation as of September 30	$3,023	$2,926	$723	$686

CHANGE IN PLAN ASSETS
Fair value of plan assets as of October 1	$2,126	$1,826	$145	$134
Sale of Connectivity Solutions	25	—	3	—
Actual return (loss) on plan assets	145	338	20	30
Employer contributions	118	155	20	21
Benefits paid	(245)	(193)	(45)	(40)
Fair value of plan assets as of September 30	$2,169	$2,126	$143	$145

UNFUNDED STATUS OF THE PLAN	$(854)	$(800)	$(580)	$(541)
Unrecognized prior service cost	22	29	68	78
Unrecognized net loss	940	753	165	148
Net amount recognized	$108	$(18)	$(347)	$(315)

AMOUNT RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS CONSISTS OF:
Accrued benefit liability	$(850)	$(796)	$(347)	$(315)
Intangible asset	43	52	—	—
Accumulated other comprehensive loss	915	726	—	—
Net amount recognized	$108	$(18)	$(347)	$(315)

In fiscal 2004, the adjustments associated with the sale of Connectivity reflected in the above table, are the result of a retirement window program offered to retirement eligible represented employees of Connectivity Solutions prior to consummating the transfer of these employees to CommScope. This had the effect of reducing the number of employees who transferred to CommScope, and increasing the number of retirees of Avaya. The impact was a reduction in the September 30, 2003 estimate of the benefit obligations and plan assets to be transferred to CommScope.

In fiscal 2003, the pension benefit obligation decreased by $60 million as a result of amendments to the management pension plan for the curtailment of benefit accruals, amendments for the new collective bargaining agreements, and amendments for the lump sum distribution for retirees.  The projected postretirement benefit obligation increased by $86 million as a result of the amendment to the Company’s postretirement plan for the collective bargaining agreements.

The accumulated benefit obligation for all U.S. defined benefit pension plans was $3,019 million and $2,922 million at September 30, 2004 and 2003, respectively. The following table provides information for pension plans with an accumulated benefit obligation in excess of plan assets:

	September 30,
Dollars in millions	2004	2003
Projected Benefit Obligation	$3,023	$2,926
Accumulated Benefit Obligation	3,019	2,922
Fair Value of Plan Assets	2,169	2,126

Estimated future benefits expected to be paid in each of the next five fiscal years, and in aggregate for the five fiscal years thereafter, is presented below:

Dollars in millions	Pension Benefits	Other Benefits
2005	$178	$50
2006	183	53
2007	188	52
2008	192	52
2009	196	52
2010 - 2014	1,017	256

The components of net periodic benefit (credit) cost for the fiscal years ended September 30, 2004, 2003 and 2002 are provided in the table below:

	Pension Benefits			Postretirement Benefits
	Year ended September 30,			Year ended September 30,
Dollars in millions	2004	2003	2002	2004	2003	2002
COMPONENTS OF NET PERIODIC BENEFIT (CREDIT) COST
Service cost	$16	$48	$50	$4	$5	$5
Interest cost	170	165	163	41	36	34
Expected return on plan assets	(217)	(201)	(204)	(15)	(16)	(17)
Amortization of unrecognized prior service cost	7	3	2	10	2	—
Recognized net actuarial loss (gain)	15	—	(1)	5	2	(1)
Amortization of transition asset	—	(1)	(7)	—	—	—
Curtailment (gain) loss	—	(31)	(1)	—	(15)	—
Special termination benefits	—	5	1	—	—	—
Net periodic benefit (credit) cost	$(9)	$(12)	$3	$45	$14	$21

In fiscal 2003, the net pension credit of $12 million included a $31 million curtailment gain from freezing management pension benefit accruals, and a $5 million charge for special termination benefits offered to represented employees as a result of the new collective bargaining agreements. Also, the net postretirement benefit expense of $14 million included a $15 million curtailment gain from freezing management retiree health care benefit accruals.

In fiscal 2002, the net pension cost of $3 million included a $1 million curtailment gain, and a special termination benefit charge of $1 million related to business restructuring efforts.

The weighted average assumptions used to determine the benefit obligations and net periodic benefit cost for the pension and postretirement plans are provided in the table below:

	Pension Benefits			Postretirement Benefits
	2004	2003	2002	2004	2003	2002
Weighted-average assumptions used to determine Benefit obligations at September 30
Discount rate	5.75%	6.00%	6.50%	5.75%	6.00%	6.50%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%

Weighted-average assumptions used to determine net periodic benefit cost for years ended September 30
Discount rate	6.00%	6.50%	7.00%	6.00%	6.50%	7.00%
Expected return on plan assets	9.00%	9.00%	9.00%	9.00%	9.00%	9.00%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%

The assumptions in the above table were reassessed as of September 30, 2004. The discount rate used to determine the benefit obligation was reduced from 6.0% to 5.75% based on current yields on high quality corporate fixed-income investments with maturities corresponding to the expected duration of the benefit obligations. The Company also conducted an expected long-term rate of return study on the pension and postretirement plan assets.  This study consisted of forecasting the forward-looking return, risk and correlation for all asset classes. The forecasted inflation rate, productivity growth rate, dividend payout ratio, and risk premium are examples of the inputs used to develop the forward-looking return assumptions, which are reviewed periodically. Based on these periodic reviews, the Company may adjust the expected rates of return to be applied in future periods.

The assumed health care cost trend rates for postretirement benefit plans were as follows:

	September 30,
	2004	2003
Health care cost trend rate assumed for next year	10.3%	10.3%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2011	2009

Postretirement healthcare trend rates have a modest effect on the amounts reported for the postretirement health care plan. A one-percentage-point increase in the Company’s healthcare cost trend rates would have increased the postretirement benefit obligation by $1 million. Conversely, a one-percentage-point decrease would have decreased the postretirement benefit obligation by $1 million. A one-percentage-point change in the Company’s healthcare cost trend rates would have had a minimal effect on the total of the service and interest cost components of net periodic benefit costs.

The weighted-average asset allocation of the pension and postretirement plans by asset category and target allocation is as follows:

	Pension Benefits			Postretirement Benefits
	September 30,			September 30,
Asset Category	2004	2003	Long-term Target	2004	2003	Long-ter Target
Equity Securities (1)	63%	66%	55%	68%	71%	70%
Debt Securities	29%	28%	30%	32%	29%	30%
Other (2)	8%	6%	15%	0%	0%	0%
Total	100%	100%	100%	100%	100%	100%

(1) At September 30, 2004, equity securities in the pension plan included $77 million of Avaya common stock.

(2) Other includes cash/cash equivalents, hedge funds and limited partnerships of various types.

The Company’s asset investment strategy focuses on maintaining a diversified portfolio designed to optimize returns subject to a prudent level of risk. The Company completes an asset-liability study every two to three years (or more frequently, if necessary) for the pension plans, and on an as necessary basis for the postretirement plans, to determine the optimal asset mix to meet future benefit obligations. The most recent pension asset-liability study was completed in fiscal 2004.

The Company uses derivative financial instruments including futures, options and swaps in support of its investment strategy, principally to limit or minimize exposure to certain risks, and to increase investment returns. The use of derivative financial instruments for speculative purposes is prohibited by the Company’s investment policy.

Non-U.S. Plans

The non-U.S. retirement plans that are accounted for as defined benefit pension plans were not material to total operations. The projected benefit obligation for these plans totaled $30 million and $31 million at September 30, 2004 and 2003, respectively. The fair value of plan assets was $18 million and $20 million at September 30, 2004 and 2003, respectively.  The accrued benefit cost recognized in the consolidated balance sheet was $7 million and $6 million at September 30, 2004 and 2003, respectively.

The projected benefit obligation was determined using a weighted-average discount rate of 5.22% and 5.31% at September 30, 2004 and 2003, respectively, and a weighted-average rate of compensation increase of 3.40% and 3.29% at September 30, 2004 and 2003, respectively.

Estimated future benefits expected to be paid total $2 million in fiscal 2005, less than $1 million for each fiscal year 2006 through 2009, and $5 million for fiscal years 2010 through 2014 combined.

In fiscal 2005, the Company estimates employer contributions to these plans will total $3 million.

Discontinued Operations

The tables below detail the pension and postretirement benefit balances included in discontinued operations on the Consolidated Balance Sheets as of September 2003 and the weighted average assumptions used as of September 30, 2004 and 2003:

Dollars in millions	September 30, 2003
ASSETS
Intangible assets	$11
Total other assets of discontinued operations	$11

LIABILITIES
Benefit obligation	$38
Accumulated other comprehensive loss	(24)
Total other liabilities of discontinued operations	$14

	September 30,
	2004	2003
PENSION AND POSTRETIREMENT BENEFITS WEIGHTED AVERAGE ASSUMPTIONS
Discount rate	5.75%	6.00%
Expected return on plan assets	9.00%	9.00%
Rate of compensation increase	4.00%	4.00%

Savings Plans

The majority of the Company’s employees are eligible to participate in savings plans sponsored by the Company. The plans allow employees to contribute a portion of their compensation on a pre-tax and after-tax basis in accordance with specified guidelines. Avaya matches a percentage of employee contributions up to certain limits. The Company’s expense related to these savings plans was $40 million, $31 million and $24 million in fiscal 2004, 2003 and 2002, respectively.

Effective January 1, 2004, the Company enhanced its savings plans for management employees that increased the value of the Company’s contribution towards the plans.

14. Stock Compensation Plans

The Company has a stock compensation plan, which provides for the issuance to eligible employees of nonqualified stock options and restricted stock units representing Avaya common stock. In addition, the Company has a stock purchase plan under which eligible employees have the ability to purchase shares of Avaya common stock at 85% of market value.

Stock Options

Stock options are generally granted with an exercise price equal to or above the market value of a share of common stock on the date of grant, have a term of 10 years or less and vest within four years from the date of grant. As of September 30, 2004, there were 28 million stock options authorized for grant to purchase Avaya common stock under the Company’s stock compensation plan. At the 2004 Annual Meeting of Shareholders, the Avaya Inc. 2004 Long Term Incentive Plan (the “Plan”) was approved.  The Plan became the successor plan to, and no further grants will be made from, the Company’s four previous existing plans: the 2000 Long Term Incentive Plan, the 2000 Stock Compensation Plan for Non-employee Directors, the Broad Based Stock Option Plan, and the Long Term Incentive Plan for Management Employees (the “Existing Plans”).  The consolidation of the Existing Plans into the Plan resulted in an aggregate reduction in the number of shares eligible for awards under the existing plans.

In connection with certain of the Company’s acquisitions, outstanding stock options held by employees of acquired companies became exercisable for Avaya’s common stock, according to their terms, effective at the acquisition date. For acquisitions accounted for as purchases, the fair value of these options was included as part of the purchase price.

The following table summarizes information concerning options outstanding including the related transactions for the fiscal years ended September 30, 2004, 2003 and 2002:

	Shares (000’s)(1)	Weighted Average Exercise Price
OPTIONS OUTSTANDING AS OF SEPTEMBER 30, 2001	48,323	$19.83
Granted	10,391	6.53
Exercised	(153)	3.84
Forfeited and Expired (2)	(13,733)	24.23
OPTIONS OUTSTANDING AS OF SEPTEMBER 30, 2002	44,828	15.46
Granted	14,076	3.26
Exercised	(1,087)	5.24
Forfeited and Expired	(6,115)	14.67
OPTIONS OUTSTANDING AS OF SEPTEMBER 30, 2003	51,702	12.44
Granted	10,230	13.72
Exercised	(9,206)	8.43
Forfeited and Expired	(4,186)	13.89
OPTIONS OUTSTANDING AS OF SEPTEMBER 30, 2004	48,540	$13.35

(1)                                  Amounts include stock options outstanding related to Connectivity Solutions employees of 2 million and 2 million as of September 30, 2003 and 2002, respectively.

(2)                                  Primarily represents normal option expiration and forfeitures attributed to employee departures resulting from the Company’s business restructuring initiatives.

The weighted average fair value of the Company’s stock options granted during the fiscal years ended September 30, 2004, 2003 and 2002, calculated using the Black-Scholes option-pricing model, was $6.80, $1.80 and $3.14 per share, respectively.

The following table summarizes the status of the Company’s stock options as of September 30, 2004:

	Stock Options Outstanding			Stock Options Exercisable
Range of Exercise Prices	Shares (000’s)	Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares (000’s)	Weighted Average Exercise Price
$0.01 to $6.925	13,340	4.98	$4.10	6,642	$4.56
$6.93 to $13.91	10,434	5.95	12.61	2,189	11.36
$13.92 to $15.19	15,202	5.95	14.80	14,415	14.82
$15.20 to $21.09	3,084	5.99	18.23	1,557	20.27
$21.10 to $51.21	6,480	4.20	27.85	6,478	27.85
Total	48,540		$13.35	31,281	$15.37

At September 30, 2003, there were 26.7 million exercisable outstanding stock options with a weighted average exercise price of

$16.62.  At September 30, 2002, there were 18.1 million exercisable outstanding stock options with a weighted average exercise price of $19.94.

The Company also has awarded stock option grants to Non-employee Directors. Stock options were granted to Non-employee Directors in order to attract and retain qualified individuals to serve as members of the Board of Directors. The options granted were priced at the fair market value on the date of grant. These options generally became exercisable six months from the date of grant and expire after ten years. No options have been granted to Non-employee Directors since December 2002.  As of September 30, 2004, there were approximately 774 thousand stock options outstanding, with a weighted average exercise price of $10.48, issued to Non-employee Directors.

Restricted Stock Units

The Company’s stock compensation plan permits the granting of restricted stock units to eligible employees and Non-employee Directors at fair market value at the date of grant and typically become fully vested over a three-year period. Restricted stock units are payable in shares of the Company’s common stock upon vesting. The Company records compensation expense for the amortization of restricted stock units issued to employees, utilizing the intrinsic-value method, which would result in the same amount of compensation expense that would be recognized as if the Company had applied the fair value recognition provisions of SFAS 123. Compensation expense recorded under APB 25 related to restricted stock units was $15 million, $31 million and $24 million for the fiscal years ended September 30, 2004, 2003, and 2002, respectively, of which $1 million was recorded as business restructuring charges in fiscal 2002.

The following table presents the total number of shares of common stock represented by restricted stock units granted to Company employees:

	Year ended September 30,
	2004	2003	2002
Restricted stock units granted (in thousands)	582	6,247	526
Weighted average market value of shares granted during the period	$13.91	$3.29	$7.11

As of September 30, 2004, there were approximately 2.2 million restricted stock units not vested that are outstanding.

In connection with the amounts recorded as a business restructuring charge for the vesting of restricted stock units, the Company issued 93,000 common shares to employees who departed the business in fiscal 2002.

Employee Stock Purchase Plan

Under the terms of the Company’s employee stock purchase plan, eligible employees may have up to 10% of eligible compensation deducted from their pay to purchase Avaya common stock. The Avaya Inc. Employee Stock Purchase Plan (“2000 ESPP”) was terminated on March 1, 2003 and replaced with the Avaya Inc. 2003 Employee Stock Purchase Plan (“2003 ESPP”) which has terms virtually identical to the 2000 ESPP. The 2003 ESPP was approved by the Company’s stockholders in February 2003, became effective January 1, 2003, and expires on March 1, 2006. All purchases of the Company’s common stock made after December 31, 2002 were made under the 2003 ESPP.

Under the 2003 and 2000 ESPPs, the per share purchase price is 85% of the average high and low per share trading price of Avaya’s common stock on the New York Stock Exchange (“NYSE”) on the last trading day of each month. During the fiscal years ended September 30, 2004, 2003 and 2002, 1.1 million, 3.9 million and 3.8 million shares were purchased under the 2003 and 2000 ESPPs at a weighted average price of $12.03, $2.48 and $4.85, respectively.

15. Operating Segments

The Company reports its operations in three segments - ECG, SMBS, and Services.  The ECG segment develops, markets and sells communications products and applications primarily to large enterprises and includes IP telephony systems, traditional voice communications systems, multi-media contact center infrastructure and applications in support of customer relationship management, unified communications applications, and appliances, such as telephone sets.  The SMBS segment develops, markets and sells communications products and applications, including IP telephony systems, traditional voice communications systems, unified communication and contact center applications, and appliances, such as telephone sets, for small and medium-sized businesses.  The Services segment develops, markets and sells a comprehensive portfolio of global services that enable customers to plan, design, build and manage their communications networks.

The segments are managed as three individual businesses and, as a result, include certain allocated costs and expenses of shared services, such as information technology, human resources, legal and finance. Costs remaining in the other unallocated category represent expenses that are not identified with the operating segments and include costs incurred to maintain vacant real estate facilities and the under or over estimated portions of expenses not charged to the segments, as these expenses are allocated on a fixed basis.  Intersegment sales approximate fair market value and are not significant. In October 2004, the Company announced its intention to realign its operating segments to better reflect the way it intends to manage its business after the acquisition of Tenovis is complete.  Beginning in the first quarter of fiscal 2005, the Company will manage its business based on two operating segments — Products and Applications, and Services.

The Company has outsourced all of its manufacturing operations related to ECG and SMBS segments to a number of contract manufacturers. All manufacturing of the Company’s products is performed in accordance with detailed specifications and product design furnished by the Company and is subject to quality control standards.

Reportable Segments

Summarized financial information relating to the Company’s reportable segments is shown in the following table:

	Reportable Segments			Corporate
Dollars in millions	Enterprise Communications Group	Small and Medium Business Solutions	Avaya Global Services	Business Restructuring (Charges) Reversals and Related (Expenses), Net	Other Unallocated Amounts	Total Consolidated

2004
Revenue	$1,780	$264	$2,021	$—	$4	$4,069
Operating income	51	20	249	1	2	323
Capital expenditures (1)	6	1	6	—	68	81
Depreciation and amortization (1)	84	5	52	—	6	147
Assets:
Inventory	80	17	142	—	—	239
Goodwill	152	35	70	—	—	257
Corporate assets (2)	—	—	—	—	3,663	3,663
Total assets	$232	$52	$212	$—	$3,663	$4,159

2003
Revenue	$1,644	$236	$1,916	$—	$—	$3,796
Operating income (loss)	(121)	1	163	5	15	63
Capital expenditures (1)	5	—	4	—	48	57
Depreciation and amortization (1)	96	6	64	—	5	171
Assets:
Inventory	120	26	118	—	—	264
Goodwill	118	28	—	—	—	146
Corporate assets (2)	—	—	—	—	3,245	3,245
Total assets (3)	$238	$54	$118	$—	$3,245	$3,655

2002
Revenue	$1,962	$243	$2,179	$—	$3	$4,387
Operating income (loss) (4)	(259)	(22)	244	(209)	(108)	(354)
Capital expenditures (1)	6	—	5	—	93	104
Depreciation and amortization (1)	112	11	67	—	6	196
Assets:
Inventory	201	28	110	—	—	339
Goodwill	118	26	—	—	—	144
Corporate assets (2)	—	—	—	—	3,029	3,029
Total assets (3)	$319	$54	$110	$—	$3,029	$3,512

(1)                                  Management does not allocate to the segments certain capital expenditures that are not directly managed by or identified with the reportable segments and, as such, has reported these amounts in the other unallocated category. However, the associated depreciation and amortization expense has been allocated to each segment since these amounts are included in each segment’s results for purposes of evaluating performance.

(2)                                  Corporate assets consist primarily of cash and cash equivalents, deferred income taxes, and property, plant and equipment. Corporate assets are included in the other unallocated category since they are managed at a corporate level and are not identified with the segments.

(3)                                  Total assets exclude $402 million and $385 million as of fiscal 2003 and 2002, respectively, for other current assets of discontinued operations and other assets of discontinued operations.

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

Geographic Information

Financial information relating to the Company’s revenue by geographic area was as follows:

	External Revenue (1)			Long-Lived Assets (2)
	Year ended September 30,			September 30,
Dollars in millions	2004	2003	2002	2004	2003
U.S.	$3,083	$2,905	$3,310	$461	$550
Non-U.S.	986	891	1,077	48	54
Total	$4,069	$3,796	$4,387	$509	$604

(1)                                  Revenue is attributed to geographic areas based on the location of customers.

(2)                                  Represents property, plant and equipment, net.

16. Related Party Transactions

As of September 30, 2004, the Warburg Entities hold approximately 35 million shares of Avaya common stock, which represents approximately 7.7% of the Company’s outstanding common stock, and warrants to purchase approximately 14 million additional shares of Avaya common stock.  In October 2003, the Warburg Entities disposed of 25 million shares of the Company’s common stock.

In connection with their agreement to participate in the LYONs Exchange Offer, the Company granted the Warburg Entities the right to designate one individual for election to Avaya’s board of directors for so long as they hold a specified number of shares of the Company’s common stock. In accordance with these provisions, in January 2003, Joseph P. Landy, Co-President of Warburg Pincus LLC, was appointed to the Company’s board of directors.

17. Commitments and Contingencies

Legal Proceedings

From time to time, the Company is involved in legal proceedings arising in the ordinary course of business. Other than as described below, the Company believes there is no litigation pending against the Company that could have, individually or in the aggregate, a material adverse effect on the Company’s financial position, results of operations or cash flows.

Year 2000 Actions

Three separate purported class action lawsuits are pending against Lucent, Avaya’s former parent, one in state court in West Virginia, one in federal court in the Southern District of New York and another in federal court in the Southern District of California. The case in New York was filed in January 1999 and, after being dismissed, was refiled in September 2000. The case in West Virginia was filed in April 1999 and the case in California was filed in June 1999, and amended in 2000 to include Avaya as a defendant. The Company has assumed Lucent’s obligations for all of these cases under the Contribution and Distribution Agreement, as described above in “Item 1, Business—Contribution and Distribution Agreement Between Lucent and Our Company.” All three actions are based upon claims that Lucent sold products that were not Year 2000 compliant, meaning that the products were designed and developed without considering the possible impact of the change in the calendar from December 31, 1999 to January 1, 2000. The complaints allege that the sale of these products violated statutory consumer protection laws and constituted breaches of implied warranties.

A class was certified in the West Virginia state court matter. The certified class in the West Virginia matter includes those persons or entities that purchased, leased or financed the products in question. In addition, the court also certified as a subclass all class members who had service protection plans or other service or extended warranty contracts with Lucent in effect as of April 1, 1998, as to which

Lucent failed to offer a free Year 2000-compliant solution. The federal court in the New York action has issued a decision and order denying class certification, dismissing all but certain fraud claims by one representative plaintiff. No class claims remain in this case at this time. The federal court in the California action also issued an opinion and order granting class certification. The class includes any entities that purchased or leased certain products on or after January 1, 1990, excluding those entities who did not have a New Jersey choice of law provision in their contracts and those who did not purchase equipment directly from defendants. The federal court in the California action issued an order staying the action pending the outcome of the West Virginia matter.

In May 2004, the Company entered into a settlement agreement with the plaintiffs in all of the above-described actions.  Under the general terms of the agreement, eligible class members who acquired certain products between 1990 and 1999 may receive credits up to $110 million or a cash alternative.  The credits are valid for a three-year period and can be applied toward a 45 percent discount on purchases of new Avaya products and/or a 30 percent discount on Avaya maintenance services.  Alternatively, eligible class members may receive a one-time cash payment equal to 25 percent of the credits to which they may be entitled.  The state court in West Virginia approved the settlement in July 2004 and issued an order of final approval of the settlement.  The claims process commenced in August 2004 and the time period for filing claims expired in October 2004.  The Company is now in the process of analyzing the claims to determine the credits and/or payments for which class members may be eligible.

Pursuant to the terms of the Contribution and Distribution Agreement, Lucent is responsible for 50% of the costs related to these matters in excess of $50 million, including attorneys’ fees.  The Company has notified Lucent that costs incurred in these matters, including costs expended since these matters commenced in 1999, have exceeded the $50 million threshold.  Accordingly, Lucent will be responsible for a portion of the cost of the settlement.  Based on existing reserves for these matters, the Company does not believe the settlement will have a material adverse effect on its financial position, results of operations or cash flows.

Lucent Securities Litigation

In November 2000, three purported class actions were filed against Lucent in the Federal District Court for the District of New Jersey alleging violations of the federal securities laws as a result of the facts disclosed in Lucent’s announcement on November 21, 2000 that it had identified a revenue recognition issue affecting its financial results for the fourth quarter of fiscal 2000. The actions purport to be filed on behalf of purchasers of Lucent common stock during the period from October 10, 2000 (the date Lucent originally reported these financial results) through November 21, 2000.

The above actions have been consolidated with other purported class actions filed against Lucent on behalf of its stockholders in January 2000 and are pending in the Federal District Court for the District of New Jersey. The consolidated cases were initially filed on behalf of stockholders of Lucent who bought Lucent common stock between October 26, 1999 and January 6, 2000, but the consolidated complaint was amended to include purported class members who purchased Lucent common stock up to December 20, 2000. A class has not yet been certified in the consolidated actions. The plaintiffs in all these stockholder class actions seek compensatory damages plus interest and attorneys’ fees.

In March 2003, Lucent announced that it had entered into a $420 million settlement of all pending shareholder and related litigation. Certain cases which are the subject of the settlement are shared contingent liabilities under the Contribution and Distribution Agreement and accordingly, Avaya is responsible for 10% of the liabilities attributable to those cases, including 10% of the legal costs associated with the portion of the litigation for which the Company shares liability. In the second quarter of fiscal 2003, the Company recorded a charge of $25 million representing an estimate of its liability in this matter. The Company reached agreement with Lucent to pay $24 million in shares of Avaya common stock in full satisfaction of its obligations under the settlement. The terms of the settlement were approved by the Federal District Court for the District of New Jersey in December 2003.  The Company paid the $24 million portion of the settlement in common stock in September 2004.

Commissions Arbitration Demand

In July 2002, Communications Development Corporation, or CDC, a British Virgin Islands corporation, made formal demand for arbitration for alleged unpaid commissions in an amount in excess of $10 million, stemming from the sale of products from Avaya’s businesses that were formerly owned by Lucent involving the Ministry of Russian Railways. In April 2003, CDC initiated the arbitration before the American Arbitration Association. The plaintiff alleges that as a result of agreements entered into between the plaintiff and Avaya, it is owed commissions on sales by Avaya to the Ministry of Russian Railways on a continuing basis. The Company believes that the agreements relating to the plaintiff’s claim have expired or do not apply to the products in question. As the sales of products continue, CDC may likely increase its commission demand. The parties have selected arbitrators in this matter.  A hearing date has not yet been set.

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

Any liability incurred by Lucent in connection with these class action cases will be considered an exclusive Lucent liability under the Contribution and Distribution Agreement between Lucent and Avaya and, as a result, Avaya is responsible for 10% of any such liability in excess of $50 million. The Company recently agreed with Lucent to pay approximately $6 million in satisfaction of its liability in this matter, although Lucent has notified the Company that it may be responsible for some additional costs that may be incurred in connection with the conclusion of the claims administration. Based on discussions with Lucent, Avaya does not expect those additional costs to be material.

Patent Infringement Claim

AudioFAX IP, LLC has filed an action against the Company in the U.S. District Court for the Northern District of Georgia alleging that Avaya has infringed five of its patents relating to facsimile products in violation of federal patent laws.  The parties have agreed to settle this matter on terms which are not material to Avaya’s financial position, results of operations or cash flows.

Variable Workforce Grievances

The Communications Workers of America and the International Brotherhood of Electrical Workers, unions representing the Company’s technicians, have filed grievances regarding an interpretation of the variable workforce agreements (“Agreements”) entered into between the Company and the unions in June 2003.  The unions allege that Avaya has violated the agreements by activating some, but not all, variable workforce employees (approximately 850 in total) for duty from August 2003, and not paying such employees for the minimum amount of weeks to which they claim entitlement under their interpretation of the Agreements.  The Company has denied the grievances relating to these cases and arbitration proceedings have been scheduled.  At this time, the Company cannot determine whether these disputes will have a material adverse effect on its financial position, results of operations or cash flows.

Environmental, Health and Safety Matters

The Company is subject to a wide range of governmental requirements relating to employee safety and health and to the handling and emission into the environment of various substances used in its operations.  The Company is subject to certain provisions of environmental laws, particularly in the United States, governing the cleanup of soil and groundwater contamination.  Such provisions impose liability for the costs of investigating and remediating releases of hazardous materials at currently or formerly owned or operated sites.  In certain circumstances, this liability may also include the cost of cleaning up historical contamination, whether or not caused by the Company.  The Company is currently conducting investigation and/or cleanup of known contamination at seven of its current or former facilities either voluntarily or pursuant to government directives.  None of the sites is reasonably likely to generate environmental costs that will be individually material nor will environmental costs for all sites in the aggregate be material.  There are no known third parties who may be responsible for investigation and/or cleanup at these sites and therefore, for purposes of assessing the adequacy of financial reserves for these liabilities, the Company has not assumed that it will recover amounts from any third party, including under any insurance coverage or indemnification arrangement.  Although the Company does not separately track recurring costs of managing hazardous substances and pollutants in ongoing operations, it does not believe them to be material.

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

The reliability and precision of estimates of the Company’s environmental costs may be affected by a variety of factors, including whether the remediation treatment will be effective, contamination sources have been accurately identified and assumptions regarding the movement of contaminants are accurate.  In addition, estimates of environmental costs may be affected by changes in law and regulation, including the willingness of regulatory authorities to conclude that remediation and/or monitoring performed by the Company is adequate.

The Company assesses the adequacy of environmental reserves on a quarterly basis.  The Company does not expect the outcome of these matters to have a material impact on its financial position.  Expenditures for environmental matters for each of fiscal 2004 and 2003 were not material to the Company’s financial position, results of operations or cash flows.  Payment for the environmental costs covered by the reserves may be made over a 30-year period.

Product Warranties

The Company recognizes a liability for the estimated costs that may be incurred to remedy certain deficiencies of quality or performance of the Company’s products.  These product warranties extend over a specified period of time generally ranging up to one year from the date of sale depending upon the product subject to the warranty.  The Company accrues a provision for estimated future warranty costs based upon the historical relationship of warranty claims to sales.  The Company periodically reviews the adequacy of its product warranties and adjusts, if necessary, the warranty percentage and accrued warranty reserve, which is included in other current liabilities in the Consolidated Balance Sheets, for actual experience.

Dollars in millions
Balance as of September 30, 2003	$30
Reductions for payments and costs to satisfy claims	(51)
Accruals for warranties issued during the period	51
Changes to accruals relating to preexisting warranties	(7)
Balance as of September 30, 2004	$23

The decrease in the accrued balance for product warranty is primarily attributable to more efficient handling of warranty claims, as well as the overall shift in the Company’s product offerings.

Guarantees of Indebtedness and Other Off-Balance Sheet Arrangements

Letters of Credit

The Company has entered into uncommitted credit facilities that vary in term totaling $141 million for the purpose of securing third party financial guarantees such as letters of credit which ensure the Company’s performance or payment to third parties.  As of September 30, 2004, the Company had outstanding an aggregate of $83 million in irrevocable letters of credit and similar third party financial guarantees, of which $10 million are collateralized.

Surety Bonds

The Company arranges for the issuance of various types of surety bonds, such as license, permit, bid and performance bonds, which are agreements under which the surety company guarantees that the Company will perform in accordance with contractual or legal obligations.  These bonds vary in duration although most are issued and outstanding from six months to three years.  If the Company fails to perform under its obligations, the maximum potential payment under these surety bonds is $21 million as of September 30, 2004.  Historically, no surety bonds have been drawn upon and there is no future expectation to do so.

Purchase Commitments and Termination Fees

The Company purchases components from a variety of suppliers and uses several contract manufacturers to provide manufacturing services for its products. During the normal course of business, in order to manage manufacturing lead times and to help assure adequate component supply, the Company enters into agreements with contract manufacturers and suppliers that allows them to produce and procure inventory based upon forecasted requirements provided by the Company.  If the Company does not meet these specified purchase commitments, it could be required to purchase the inventory, or in the case of certain agreements, pay an early termination fee.  As of September 30, 2004, the maximum potential payment under these commitments was approximately $132 million.  Historically, the Company has not been required to pay a charge for not meeting its designated purchase commitments with these suppliers.

Product Financing Arrangements

The Company sells products to various resellers that may obtain financing from certain unaffiliated third party lending institutions.

The Company has a product financing arrangement with one U.S. reseller.  Avaya is obligated under certain circumstances to repurchase inventory previously sold to this reseller, in the event the lending institution, which financed the transaction, repossesses the reseller’s inventory of the Company’s products. The Company’s obligation to repurchase inventory from the lending institution terminates 180 days from the date of invoicing by the Company to the reseller. The repurchase amount is equal to the price originally paid to the Company by the lending institution for the inventory.  This reseller has financed $59 million of inventory purchases under this arrangement as of

September 30, 2004, which is the maximum exposure to the Company under this arrangement.  There have not been any repurchases made by Avaya since the Company entered into this agreement in March 2001. The Company has estimated the fair value of this guarantee as of September 30, 2004, and has determined that it is not significant.  There can be no assurance that the Company will not be obligated to repurchase inventory under this arrangement in the future.

For the Company’s product financing arrangement with resellers outside the U.S., in the event participating resellers default on their payment obligations to the lending institution, the Company is obligated under certain circumstances to guarantee repayment to the lending institution. The repayment amount fluctuates with the level of product financing activity. The guarantee repayment amount reported to the Company from the lending institution was approximately $4 million as of September 30, 2004. The Company reviews and sets the maximum credit limit for each reseller participating in this financing arrangement. There have not been any guarantee repayments by Avaya since the Company entered in this arrangement in October 2000.  The Company has estimated the fair value of this guarantee as of September 30, 2004, and has determined that it is not significant.  There can be no assurance that the Company will not be obligated to repurchase inventory under this arrangement in the future.

Performance Guarantee

In connection with the sale of Connectivity Solutions and the sale of a portion of the Expanets business, the Company has assigned its rights and obligations under several real estate leases to the acquiring companies (the “assignees”).  The remaining terms of these leases vary from one year to nine years.  While the Company is no longer the primary obligor under these leases, the lessor has not completely released the Company from its obligation, and holds it secondarily liable in the event that the assignees default on these leases.  The maximum potential future payments the Company could be required to make, if all of the assignees were to default as of September 30, 2004, would be approximately $24 million.  The Company has assessed the probability of default by the assignees and has determined it to be remote.

Credit Facility Indemnification

In connection with its obligations under the amended Credit Facility described in Note 8 “Long-Term Debt”, the Company has agreed to indemnify the third party lending institutions for costs incurred by the institutions related to changes in tax law or other legal requirements. While there have been no amounts paid to the lenders pursuant to this indemnity in the past, there can be no assurance that the Company will not be obligated to indemnify the lenders under this arrangement in the future.

Transactions with Lucent

In connection with the Company’s spin-off from Lucent in September 2000, the Company and Lucent executed and delivered the Contribution and Distribution Agreement and certain related agreements.

Pursuant to the Contribution and Distribution Agreement, Lucent contributed to the Company substantially all of the assets, liabilities and operations associated with its enterprise networking businesses (“Company’s Businesses”).  The Contribution and Distribution Agreement, among other things, provides that, in general, the Company will indemnify Lucent for all liabilities including certain pre-distribution tax obligations of Lucent relating to the Company’s Businesses and all contingent liabilities primarily relating to the Company’s Businesses or otherwise assigned to the Company.  In addition, the Contribution and Distribution Agreement provides that certain contingent liabilities not allocated to one of the parties will be shared by Lucent and the Company in prescribed percentages.  The Contribution and Distribution Agreement also provides that each party will share specified portions of contingent liabilities based upon agreed percentages related to the business of the other party that exceed $50 million.  See Legal Proceedings above for a discussion of the Company’s obligations under the settlement of certain litigation constituting shared contingent liabilities under the Contribution and Distribution Agreement.  The Company is unable to determine the maximum potential amount of other future payments, if any, that it could be required to make under this agreement.

In addition, if the separation from Lucent fails to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code because of an acquisition of the Company’s stock or assets, or some other actions of the Company, then the Company will be solely liable for any resulting corporate taxes.  See Note 12 “Income Taxes” for additional discussion of taxes related to transactions with Lucent.

Leases

The Company leases land, buildings and equipment under agreements that expire in various years through 2021. Rental expense under operating leases, excluding any lease termination costs incurred related to the Company’s restructuring initiatives, was $130 million, $167 million and $192 million for the years ended September 30, 2004, 2003, and 2002, respectively.  Future minimum lease payments, net of sublease income, due under non-cancelable operating leases are $97 million, $79 million, $64 million, $53 million,

$41 million and $183 million for fiscal 2005, 2006, 2007, 2008, 2009 and thereafter, respectively, of which $41 million of such payments have been accrued for in accordance with generally accepted accounting principles pertaining to restructuring and exit activities.

18. Quarterly Information (Unaudited)

	Fiscal Year Quarters
Dollars in millions, except per share and stock price amounts	First	Second	Third	Fourth	Total
Year Ended September 30, 2004
Revenue	$971	$1,006	$1,016	$1,076	$4,069
Gross margin	448	471	488	538	1,945
Operating income	52	60	92	119	323
Provision for (benefit from) income taxes	7	(81)	9	16	(49)
Income from continuing operations	30	103	58	100	291
(Loss) income from discontinued operations	(20)	22	3	—	5
Net income	$10	$125	$61	$100	$296
Earnings (loss) per share - Basic:
Earnings per share from continuing operations	$0.07	$0.24	$0.13	$0.22	$0.66
(Loss) earnings per share from discontinued operations	(0.05)	0.05	0.01	—	0.01
Earnings per share	$0.02	$0.29	$0.14	$0.22	$0.67
Earnings (loss) per share - Diluted:
Earnings per share from continuing operations	$0.07	$0.22	$0.12	$0.21	$0.63
(Loss) earnings per share from discontinued operations	(0.05)	0.05	0.01	—	0.01
Earnings per share	$0.02	$0.27	$0.13	$0.21	$0.64
Stock price (1):
High	$14.35	$19.00	$17.60	$15.67	$19.00
Low	$10.52	$12.15	$13.40	$11.95	$10.52

Year Ended September 30, 2003
Revenue	$946	$950	$929	$971	$3,796
Gross margin	396	418	404	421	1,639
Operating income (loss)	(24)	13	4	70	63
Business restructuring charges (reversals) and related expenses, net (2)	4	(14)	7	(2)	(5)
Provision for (benefit from) income taxes	85	(6)	4	1	84
(Loss) income from continuing operations	(125)	(55)	(3)	55	(128)
Income from discontinued operations	4	14	11	11	40
Net (loss) income	$(121)	$(41)	$8	$66	$(88)
Earnings (loss) per share - Basic:
Earnings (loss) per share from continuing operations	$(0.34)	$(0.15)	$(0.01)	$0.14	$(0.34)
Earnings per share from discontinued operations	0.01	0.04	0.03	0.03	0.11
Earnings (loss) per share	$(0.33)	$(0.11)	$0.02	$0.17	$(0.23)
Earnings (loss) per share - Diluted:
Earnings (loss) per share from continuing operations	$(0.34)	$(0.15)	$(0.01)	$0.13	$(0.34)
Earnings per share from discontinued operations	0.01	0.04	0.03	0.02	0.11
Earnings (loss) per share	$(0.33)	$(0.11)	$0.02	$0.15	$(0.23)
Stock price (1)
High	$3.70	$3.09	$8.06	$11.23	$11.23
Low	$1.25	$1.93	$2.04	$6.15	$1.25

(1)                                  Shows the intraday high and low sales price per share of the Company’s common stock as reported on the NYSE for the periods indicated.

(2)                                  These charges represent costs associated with the Company’s restructuring plan to improve profitability and business performance as a stand-alone company.