Form 10-K, Exhibit 13
period 2005-09-30
AVAYA INC
filed 2005-12-13
CIK 1116521

Exhibit 13

FINANCIAL REVIEW

Avaya Inc. and Subsidiaries

Table of Contents

Selected Financial Data
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Management’s Report on Internal Control Over Financial Reporting
Report of Independent Registered Public Accounting Firm
Consolidated Statements of Operations
Consolidated Balance Sheets
Consolidated Statements of Changes in Stockholders’ Equity and of Comprehensive Income (Loss)
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

SELECTED FINANCIAL DATA

The following table sets forth selected financial information derived from our audited consolidated financial statements as of and for the fiscal years ended September 30, 2005, 2004, 2003, 2002 and 2001.  The selected financial information for all periods should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Consolidated Financial Statements and the notes included elsewhere in this Annual Report.

The following items affect the comparability of the selected financial information for the years presented:

•                  During the fourth quarter of fiscal 2005, we recorded a $590 million net tax benefit related to the reversal of a portion of our deferred tax valuation allowance.

•                  During fiscal 2005, we repaid a substantial portion of our debt, including all of the outstanding LYONs, all of the secured floating rate notes associated with our Tenovis acquisition, and most of our senior notes.  Our debt balance decreased from $593 million as of September 30, 2004 to $30 million as of September 30, 2005.

•                  During fiscal 2005, we repurchased and retired 11,525,000 shares of our common stock in accordance with the share repurchase plan authorized by the Board of Directors on April 19, 2005.

•                  On September 16, 2005, we acquired all of the issued share capital of Nimcat Networks Incorporated, a leading developer of embedded peer-to-peer IP call processing software headquartered in Canada.  We paid $38 million in cash, net of cash received.  Nimcat results have been consolidated as of September 16, 2005.

•                  On November 18, 2004, we acquired all of the issued share capital of Tenovis Germany GmbH, a major European provider of enterprise communications systems and services.  We paid $265 million in cash, including transaction fees and net of cash received, and assumed $287 million in debt.  Tenovis results have been consolidated as of November 18, 2004.  The acquisition of Tenovis resulted in a significant increase to our consolidated revenues and expenses.  The pro forma impact on fiscal 2005 and 2004 of the Tenovis acquisition is included in the accompanying notes to the Consolidated Financial Statements.

•                  On October 4, 2004, we acquired all of the issued share capital of Spectel plc, a leading provider of audio conferencing solutions incorporated in Ireland.  We paid $110 million in cash, including transaction fees and net of cash received.  Results of Spectel are included in our Consolidated Financial Statements beginning on October 4, 2004.

•                  On August 4, 2004, we paid $24 million in cash to increase our ownership in Tata Telecom Ltd., a leading voice communications solution provider in India, from 25.5% to 59.1%.  This was accomplished through the acquisition of 25.1% of the issued share capital of Tata Telecom from the Tata Group, and an additional 8.5% through a public tender offer conducted pursuant to statutory requirements in India.  As a result of acquiring a majority interest, the Tata Telecom results have been consolidated as of August 4, 2004.  Tata Telecom has been renamed Avaya GlobalConnect Limited.

•                  In January 2004, we sold certain assets and liabilities of our Connectivity Solutions segment to CommScope, Inc.  Accordingly, the statement of operations and balance sheet information reflects the results of the disposal group as discontinued operations for all periods presented.

•                  On November 25, 2003, we acquired substantially all of the assets and assumed certain liabilities of Expanets for a purchase price of $117 million.  Upon the closing, we decided to sell a portion of the Expanets business that previously distributed other vendors’ products and accounted for this portion of the business as a component of discontinued operations.   This portion was sold in a series of transactions during December 2003 and January 2004.

•                  Commencing in fiscal 2002, we discontinued amortization of goodwill upon adoption of SFAS 142 “Goodwill and Other Intangible Assets.”

•                  In October 2000, we sold to Warburg Pincus Equity Partners, L.P. and certain affiliated investment funds four million shares of our Series B convertible participating preferred stock and warrants to purchase our common stock for $400 million. In March 2002, all shares of the Series B preferred stock were converted into approximately 38 million shares of our common stock, warrants for 286,682 shares of our common stock were exercised, and we sold an additional 14,383,953 shares of our common stock. The conversion of the Series B preferred stock and the exercise of warrants resulted in a charge to accumulated deficit of $125 million, which was included in the calculation of net loss for fiscal 2002.

Statement of Operations Information

	Year ended September 30,
Dollars in millions, except per share amounts	2005	2004	2003	2002	2001

Revenue	$4,902	$4,069	$3,796	$4,387	$5,473
Gross margin	2,297	1,945	1,639	1,864	2,359
Gross margin as a percent of revenue	46.9%	47.8%	43.2%	42.5%	43.1%
Selling, general and administrative expenses	1,583	1,274	1,240	1,502	1,921
Selling, general and administrative expenses as a percent of revenue	32.3%	31.3%	32.7%	34.2%	35.1%
Research and development expenses	394	348	336	436	536
Research and development expenses as a percent of revenue	8.0%	8.6%	8.9%	9.9%	9.8%
Restructuring charges	22	—	—	209	837
Operating income (loss)	298	323	63	(354)	(967)
(Benefit from) provision for income taxes	(676)	(49)	84	273	(373)
Income (loss) from continuing operations	923	291	(128)	(677)	(600)
(Loss) income from discontinued operations	(2)	5	40	11	248
Net income (loss)	$921	$296	$(88)	$(666)	$(352)

Earnings (loss) per common share - basic:
Earnings (loss) per share from continuing operations	$1.95	$0.66	$(0.34)	$(2.47)	$(2.20)
Earnings per share from discontinued operations	—	0.01	0.11	0.03	0.87
Earnings (loss) per share	$1.95	$0.67	$(0.23)	$(2.44)	$(1.33)

Earnings (loss) per common share - diluted:
Earnings (loss) per share from continuing operations	$1.89	$0.63	$(0.34)	$(2.47)	$(2.20)
Earnings per share from discontinued operations	—	0.01	0.11	0.03	0.87
Earnings (loss) per share	$1.89	$0.64	$(0.23)	$(2.44)	$(1.33)

Balance Sheet Information

	September 30,
Dollars in millions	2005	2004	2003	2002	2001
Total assets	$5,219	$4,159	$4,057	$3,897	$4,648
Cash and cash equivalents	750	1,617	1,192	597	250
Goodwill	914	257	146	144	175
Total debt	30	593	953	933	645
Series B convertible participating preferred stock	—	—	—	—	395
Total stockholders’ equity	1,961	794	200	—	481

Other Information

	September 30,
Dollars in millions	2005	2004	2003	2002	2001
Net cash (debt) (1)	$720	$1,024	$239	$(336)	$(395)
Cash flow from operating activities of continuing operations	334	479	169	86	(655)
Capital expenditures	(147)	(81)	(57)	(104)	(315)
Number of employees (2)	19,100	14,900	16,900	18,800	23,000

(1) We use net cash (debt) as an indicator of our balance sheet position relative to our future cash needs.  In addition, we believe that the presentation of net cash provides useful information to investors about our liquidity.  The following table provides the reconciliation of this measure to the most directly comparable GAAP measure:

	September 30,
Dollars in millions	2005	2004	2003	2002	2001
Cash and cash equivalents	$750	$1,617	$1,192	$597	$250
Total debt	30	593	953	933	645
Net cash (debt)	$720	$1,024	$239	$(336)	$(395)

(2) Number of employees as of September 30, 2005 includes 4,800 employees acquired with Tenovis.  Amounts exclude 550 AGC employeees. For fiscal years 2003 and prior, employee numbers include employees of Connectivity Solutions.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview	4
Key Trends and Uncertainties Affecting Our Results	6
Operating Segments	8
Acquisitions and Divestitures	8
Restructuring Programs	9
Outsourcing of Certain Manufacturing Operations	9
Results from Continuing Operations	10
Segment Results	13
Results of Discontinued Operations	19
Liquidity and Capital Resources	20
Guarantees of Indebtedness and Other Off-Balance Sheet Arrangements	26
Legal Proceedings and Environmental, Health and Safety Matters	26
Financial Instruments	26
Recent Accounting Pronouncements	26
Recent Tax Legislation	28
The Application of Critical Accounting Policies	28

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” should be read in conjunction with the Consolidated Financial Statements and the notes included elsewhere in this Annual Report. The matters discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Please see “Forward Looking Statements” included elsewhere in this Annual Report for a discussion of the use of forward-looking statements.

Overview

Products, Applications and Services

We are a leading provider of communications solutions, comprised of equipment hardware, software and services that help enterprises transform their businesses by redefining the way they work and interact with their customers, employees, business partners, suppliers and others. Our goal is to help our customers optimize their enterprise communications networks in order to serve their customers better, enabling them to reduce costs and become more competitive while preserving the security and reliability of their networks. A key component of our strategy is to leverage our substantial experience and expertise in traditional voice communications systems to capitalize on the transition of these traditional voice systems to Internet Protocol (“IP”), and the adoption of IP telephony solutions. We believe our comprehensive suite of IP telephony solutions, communications applications and appliances, as supported by our global services organization and extensive network of business partners, transforms the enterprise communications system into a strategic asset for businesses, by enabling them to communicate to “anyone, at any place, at any time and in any way” they choose.

Our product offerings include:

•       IP telephony solutions;

•       multi-media contact center infrastructure and applications that facilitate and enhance interaction in an enterprise with customers, partners, suppliers and employees (i.e. supporting customer relationship management);

•       unified communications applications, which include voice and multi-media messaging;

•       appliances, such as telephone sets; and

•       traditional voice communication systems.

We support our broad customer base with comprehensive global services offerings that enable our customers to plan, design, implement, maintain and manage their communications networks. We believe our global services organization is an important consideration for customers purchasing our products and applications and is a source of significant revenue for us, primarily from maintenance contracts. The skilled professionals of our services organization, together with our network of business partners and our ability to diagnose customer network faults remotely, can provide 24-hour-a-day, seven-day-a-week service to our customers around the world. Our end-to-end portfolio of services offerings provides a single point of accountability and includes:

•       value-added maintenance services;

•       professional services, consulting, design and network integration;

•       product implementation; and

•       managed services.

Customers and Competitive Advantages

Our customer base is diverse, ranging in size from small businesses employing a few employees to large government agencies and multinational companies with over 100,000 employees. Our customers include enterprises operating in a broad range of industries around the world, including financial services, manufacturing, media and communications, professional services, health care, education and government.

We operate in approximately 50 countries and sell products and services through a network of business partners, distributors and dealers who have customers in nearly 100 other countries.  As a result of our acquisition of Tenovis in November 2004, we have significantly increased our presence in Europe, particularly in Germany. For fical 2005, approximately 41% of our revenues were generated outside the U.S.

We are focused on the migration of our customers’ traditional voice communications to a converged network that provides for the integration of voice, data, video and other applications traffic on a single network. We offer customers the flexibility to implement new IP telephony solutions or “IP-enable” their existing voice communications systems, thereby preserving some of their existing communications technology investments and allowing them to implement IP telephony at their own pace. Converged networks offer increased functionality and provide our enterprise customers with the ability to reach the right person at the enterprise, at the right time, in the right place and in the right way, thereby optimizing business interactions and enhancing our customers’ ability to grow revenue and reduce costs. Our products, applications and services are driving the integration of communications and business processes, making communications an important component of our customers’ business strategies.

We enjoy several strengths that we believe provide us with a competitive advantage in the enterprise communications market:

•       clear focus on the enterprise;

•       extensive voice experience and expertise, and a reputation for superior products and technology for voice processing and applications;

•       a comprehensive suite of industry-leading communications applications, including remote/mobile offerings such as speech access, remote agents and softphones, which allow our customers to improve worker productivity and reduce network and real estate costs by providing secure business communications to a dispersed workforce;

•       investment protection for traditional telephony systems, allowing customers to upgrade and take advantage of the benefits of IP telephony while maintaining a significant portion of their previous equipment investment (i.e. “IP-enable” their existing voice communications system);

•       a large installed global customer base, further enhanced in Europe with the acquisition of Tenovis;

•       world-class contact center offerings that assist our customers in managing communications with their clients;

•       a global services organization that offers end-to-end customer solutions, including remote maintenance and diagnostic services that sense and fix software outages, often before customers even realize there may be a problem; and

•       strategic alliances with world-class business partners, including our large network of software development partners who develop vertical and other software applications that work with our telephony and contact center offerings to meet specific customer needs.

Fiscal 2005 Financial and Operating Results

Revenue growth – Revenue was $4,902 million and $4,069 million for fiscal 2005 and 2004, respectively.  The 20% revenue growth was across all of our operating segments and in our regions outside the U.S., which benefited from our acquisition of Tenovis as well as the increase in our ownership interest in Avaya GlobalConnect.  Revenue growth outside the U.S. was also due to the growing adoption of our IP telephony solutions. Revenues in the U.S. decreased compared to fiscal 2004 due to disruption caused by the implementation of our go-to-market strategy earlier in the year, lower inventory balances held by our indirect channel partners, and disruption caused by the Tenovis integration.

Continued profitability – We earned income from continuing operations during fiscal 2005 of $923 million, compared to $291 million during fiscal 2004.  As a result of our continued profitability and our projections of future profitability, we reversed the valuation allowance that was recorded against our U.S. deferred tax assets, resulting in a net tax benefit of $590 million being recognized in fiscal 2005. We have achieved net income for each of the last ten consecutive quarters and each of our operating segments has been profitable for the past two fiscal years.  Our operating income was $298 million, or 6.1% of revenue for fiscal 2005, compared to $323 million, or 7.9% of revenue for fiscal 2004.

Enhanced liquidity – We significantly reduced our debt to $30 million as of September 30, 2005, from $593 million as of September 30, 2004.  During fiscal 2005, we repurchased a significant portion of our senior notes, retired our outstanding convertible debt (“LYONs”), and repaid all of the secured floating rates notes assumed with the Tenovis acquisition.  Our debt balance as of September 30, 2005 is comprised primarily of capital lease obligations and the remaining senior notes. Although we used significant amounts of cash for strategic acquisitions, repayment of debt and repurchases of stock, we ended fiscal 2005 with strong cash and net cash balances of $750 million and $720 million, respectively.

Key Trends and Uncertainties Affecting Our Results

Trends and Uncertainties Affecting Our Revenue

The following are the key factors currently affecting our revenue:

•       Acquisition of Tenovis—Our acquisition of Tenovis resulted in a significant increase in our revenues. The large installed base of European customers that we acquired has enabled us to increase our presence in Europe. The integration of the Tenovis business into ours was a substantial effort requiring significant managerial resources and attention during fiscal 2005.

•       Technology transition—There are several factors that indicate that enterprises may be poised to transition their traditional communications systems to next-generation communications technology. First, although many large companies have already begun to transition to IP telephony, IP telephony lines still constitute a very small percentage of global installed enterprise telephony lines. We have begun to see companies that have purchased IP-enabled communications technology start to implement IP technology across their organization. In addition, the average age of non-IP enterprise telephony systems is over ten years. Although these systems continue to operate reliably after ten years, enterprises typically will consider a new investment in enterprise communications technology at this point in the telephony system’s lifecycle. Accordingly, we believe that enterprises may consider new investments in enterprise communications and if they decide to make such investments, may consider IP telephony. Additionally, we believe that IP telephony has gained widespread acceptance in the marketplace as an alternative replacement option, and expect to see increased demand as the industry goes through the mainstream adoption phase in the product lifecycle. Other factors enterprises may consider as they decide whether to deploy IP telephony include whether IP telephony will provide the level of security and reliability provided by traditional telephony systems.

•       Competitive environment— We have historically operated, and continue to operate, in an extremely competitive environment. One aspect of this environment is that we regularly face pricing pressures in the markets in which we operate. We have been able to mitigate the effects of pricing pressures on profitability through our actions to improve gross margins, including cost reduction initiatives. For other uncertainties related to the competitive environment in which we operate, see “Forward Looking Statements—Risks Related To Our Revenue and Business Strategy - We face intense competition from our current competitors and, as the enterprise communications and information technology markets evolve, may face increased competition from companies that do not currently compete directly against us.”

•       Pressures on services business— We expect to continue to face challenges in our Avaya Global Services segment. A high correlation exists with respect to customers who purchase products also electing to purchase maintenance contracts at the time equipment is purchased.  The maintenance business has been negatively affected by cancellations, subsequent contract renegotiations and changes in scope (i.e. number of ports, number of sites, or hours and levels of coverage) at the time of renewal, and pricing pressures. Our managed services business generally involves larger contracts with customers who outsource responsibility for their voice applications domain to us. We expect to face challenges in this area relating to timing and closure of the new business opportunities, as well as pricing pressures and scope changes similar to the maintenance business that are discussed above.

•       Economic conditions—An important factor affecting our ability to generate revenue is the effect of general economic conditions on our customers’ willingness to spend on information technology and, particularly, enterprise communications technology. As economic conditions have gradually improved in most of our markets over the past few years, we have seen indications that enterprises may be more willing to spend on enterprise communications technology than in the past several years. While the world economy is expected to grow, variability in employment, corporate profit growth, interest rates, energy prices and other factors in specific markets could impact corporate willingness to spend on communications technology in the near term. Additionally, the country-to-country variability in worldwide economic growth could also impact our business as growth rates of developed and more stable economies tend to be lower than that of emerging economies, where there could be more variables affecting the economic growth. Weakness and uncertainty in European economies, coupled with the high concentration of our business in Germany, have the potential to affect our results in Europe as high unemployment levels and low economic growth forecasts, particularly in Germany, remain a concern.

•       Foreign currency—With the acquisition of Tenovis, our revenues outside the U.S. were 41% of our consolidated revenues for fiscal 2005 compared to 24% for fiscal 2004. Any weakening of the U.S. dollar against other currencies, particularly the euro, will have a positive impact on our reported revenues and profitability. Conversely, any strengthening of the U.S. dollar will have a negative impact.

•       Indirect distribution channel– During fiscal 2005, some of our indirect channel partners began to reduce their levels of inventory.  Although we noted no decreases in sales out to end customers, the timing of purchases by indirect channel distributors affected our revenues.  In addition, we have begun to implement programs with our largest distributors to move toward an inventory replenishment model, which may further affect the timing of purchases of our products made by our channel partners.

Continued Focus on Cost Structure

As a result of the growth of our revenue and our continued focus on controlling costs, we returned to profitability in the third quarter of fiscal 2003 and have been profitable in each of the nine subsequent quarters. During fiscal 2005, we continued to focus on controlling our costs, particularly in relation to our revenue. As part of our focus on controlling costs, we have reduced primarily the management and back office headcount in our U.S. sales organization, and have also reduced the headcount in our services business. We have reached agreements with the works councils in Europe to reduce our workforce by approximately 530.  Most of these positions have already been eliminated, and we expect the full year benefits of these actions to be realized beginning in fiscal 2006.

As discussed in more detail below, our gross margin decreased from 47.8% for fiscal 2004 to 46.9% for fiscal 2005. The decrease is primarily due to the lower margins achieved by the Tenovis services business, which historically has achieved lower margins than the rest of the Company.

As a percentage of revenue, selling, general and administrative, or SG&A, expenses increased from 31.3% for fiscal 2004 to 32.3% for fiscal 2005.  The increase in dollar terms for both periods was due to the inclusion of Tenovis SG&A expenses following the acquisition, as well as our other recent acquisitions.

Strategic Uses of Cash and Cash Equivalents

As further discussed in “Liquidity and Capital Resources,” we have been focused on using cash for strategic acquisitions, debt reduction and share repurchases.  We used net cash of $265 million and $110 million to acquire Tenovis and Spectel, respectively, in the first quarter of fiscal 2005.  During fiscal 2005, we used $318 million, including $4 million of interest and fees, to reduce substantially the amount of our senior notes outstanding and $277 million, including $15 million of interest and fees, to repurchase Tenovis’s outstanding secured floating rate notes.  In addition, we used $107 million to repurchase 11,525,000 shares of our common stock in accordance with a share repurchase plan authorized by the Board of Directors.

Our cash position, net of debt,  was $1,024 million and $720 million as of September 30, 2004 and 2005, respectively.

Deferred Tax Assets

Our deferred tax assets are primarily a result of deductible temporary differences related to pension and other accruals, as well as tax credit carryforwards and net operating loss carryforwards which are available to reduce taxable income in future periods.  As of September 30, 2005, we had $958 million in net deferred tax assets consisting of recognized deferred tax assets of $1,098 million offset by deferred tax liabilities of $140 million.  The recognized deferred tax assets consist of gross deferred tax assets of $1,263 million less a valuation allowance of $165 million.  These amounts differed significantly from the amounts as of September 30, 2004 due to the reversal of a portion of the valuation allowance, based upon a detailed analysis of historical and expected book and taxable income.

Operating Segments

Beginning in the first quarter of fiscal 2005, we are managing our business based on two operating segments: Global Communications Solutions, or GCS, which includes our prior reportable segments of Enterprise Communications Group and Small and Medium Business Solutions, and Avaya Global Services, or AGS. This realignment of operating segments enables management to assess results of operations in a manner consistent with our operating structure and go-to-market strategies. Our comparative results have been reclassified to reflect this segment structure.

In January 2004, we sold substantially all of our Connectivity Solutions segment to CommScope Inc. (Commscope), except for the sale of certain remaining international operations that was substantially completed during the remainder of fiscal 2004.  Connectivity Solutions provided structured cabling systems and electronic cabinets to our customers.  This business was previously disclosed as a separate operating segment and subsequent to its disposal, is reflected in discontinued operations.  Income from discontinued operations for fiscal 2004 includes $168 million of revenue and $71 million of loss before income taxes related to Connectivity Solutions’ operations. We received $256 million of cash, and 1,761,538 shares of CommScope common stock valued at $33 million on the closing date.  We paid $9 million in transaction costs relating to the sale.  During the second quarter of fiscal 2004, we sold all the shares of CommScope common stock and recognized a pre-tax loss of $5 million, which is included in other expense, net.  Our remaining operating segments include Connectivity Solutions’ portion of corporate related expenses.  See the discussion in Note 4 “Business Combinations and Other Transactions” to our Consolidated Financial Statements for details related to this sale.

The following table sets forth the allocation of our revenue among our operating segments, expressed as a percentage of total revenue:

	Year ended September 30,
			Mix
Dollars in millions	2005	2004	2005	2004	Change
Global Communications Solutions	$2,572	$2,044	52.5%	50.2%	$528	25.8%
Avaya Global Services	2,330	2,021	47.5%	49.7%	309	15.3%
Total operating segments	4,902	4,065	100.0%	99.9%	$837	20.6%
Corporate / Other Unallocated Amounts	—	4	0.0%	0.1%	(4)	-100.0%
Total	$4,902	$4,069	100.0%	100.0%	$833	20.5%

Acquisitions and Divestitures

We have completed the following acquisition transactions during fiscal 2005:

Acquisition of Tenovis

On November 18, 2004, we acquired all of the issued share capital of Tenovis. Tenovis is a major European provider of enterprise communications systems and services. Under the terms of the share purchase agreement we paid $381 million in cash (which includes $10 million of transaction fees that were not paid to the sellers) and assumed $287 million in debt, including $17 million of capital lease obligations. Additionally, we acquired cash and cash equivalents of $116 million, resulting in a net cash outlay related to the acquisition of $265 million. We also recorded $313 million of pension liabilities in connection with this acquisition. Tenovis results are included in our Consolidated Financial Statements as of November 18, 2004.

The integration of Tenovis has resulted in significant cross-deployment of resources and the integration of various legal entities and operations.  As previously disclosed, we will therefore not be providing Tenovis financial information on a stand-alone basis herein or in the future.

The following estimated unaudited pro forma financial information presents the Company’s results as if the Tenovis acquisition had occurred at the beginning of the respective periods:

	Year ended September 30,
Dollars in millions, except per share amounts	2005	2004
Revenue	$5,005	$5,073
Net income	$895	$212
Earnings per share - basic	$1.89	$0.48
Earnings per share - diluted	$1.83	$0.47

Other Acquisitions

On October 4, 2004, we acquired all of the issued share capital of Spectel for $110 million in cash (which includes $6 million of transaction fees that were not paid to the sellers), net of cash acquired of $3 million. Spectel was a company incorporated in Ireland and a leading provider of audio conferencing solutions. Results from Spectel are included in our Consolidated Financial Statements beginning on October 4, 2004.

On October 15, 2004, we acquired a 23% share of Agile Software, a software subsidiary of Agile (NZ) Limited, which primarily produces contact center software, as well as other software products. We account for this investment using the equity method.

On December 15, 2004, we acquired substantially all of the assets of RouteScience, a software company based in California which focuses on products that monitor, assess and optimize network applications.

On September 16, 2005, we acquired Nimcat for $38 million in cash, net of cash acquired of $1 million.  Nimcat was a privately held Company headquartered in Canada and a leading developer of embedded peer-to-peer IP call processing software. Peer-to-peer networking is a network that relies on the computing power and bandwidth of the participants in the network rather than concentrating it in a relatively few servers.  These networks are useful for many purposes, including file sharing containing audio, video, data and real-time data, such as telephony traffic. Results from Nimcat are included in our Consolidated Financial Statements beginning on September 16, 2005.

See the discussions in Note 4 “Business Combinations and Other Transactions” to our Consolidated Financial Statements for more information relating to these acquisition transactions.

Restructuring Programs

During the fourth quarter of fiscal 2005, we recorded a restructuring charge of $22 million in connection with the reorganization of our North American sales and services organizations.  This charge consists of severance and one-time employee termination benefits of $12 million related to the termination of employees in the North America region across many business functions and job classes, as well as costs of $10 million related to the consolidation of excess facilities.   During the fourth quarter of fiscal 2005, the majority of the employees identified for termination had been exited and $5 million of the accrued employee termination costs had been paid.  We expect to make payments for these items of $10 million during fiscal 2006 and $7 million during fiscal 2007 and beyond.

The September 30, 2005 other liabilities balance includes $24 million associated with the excess of facilities related to the business restructuring charges recorded in fiscal 2000 and 2002.

See the discussion in Note 7 “Restructuring Programs” to our Consolidated Financial Statements for more information on these items.

Outsourcing of Certain Manufacturing Operations

We have outsourced substantially all of our product manufacturing operations. Most of these operations have been outsourced to Celestica Inc. and are currently manufactured in North America, France and Malaysia. Our outsourcing agreement with Celestica expires in May 2006. The agreement will automatically renew for successive one-year terms unless either party elects to terminate the agreement by giving notice to the other party six months prior to the expiration.  Pursuant to the requirements of the agreement, we gave notice to Celestica on November 2, 2005 of our intention not to renew our outsourcing agreement.  We are in discussions to negotiate a new outsourcing agreement.  The remaining sources of our manufacturing capacity are outsourced to a number of other contract manufacturers located in the United Kingdom, France and China.  All manufacturing of the Company’s products is performed in accordance with detailed specifications and product design furnished by the Company and is subject to quality control standards.

The success of our manufacturing initiative depends on the willingness and ability of contract manufacturers to produce our products. We may experience significant disruption to our operations by outsourcing so much of our manufacturing. If our contract manufacturers terminate their relationships with us or are unable to fill our orders on a timely basis, or if we do not accurately forecast our requirements, we may be unable to deliver our products to meet our customers’ orders, which could delay or decrease our revenue.

We believe we have adequate sources for the supply of the components of our products and for the finished products that we purchase from third parties.

Results From Continuing Operations

Fiscal Year Ended September 30, 2005 Compared with Fiscal Year Ended September 30, 2004

Revenue

The primary driver of the increase in our revenues for fiscal 2005 compared to fiscal 2004 was our acquisition of Tenovis. Revenues in fiscal 2005 were also positively impacted by the acquisition of the majority interest in AGC in the fourth quarter of fiscal 2004, as well as foreign currency fluctuations. This impact was partially offset by declines in U.S. sales of both products and services. The decline in U.S. revenues was primarily attributable to the following:

•       We previously announced changes in our go-to-market strategy to realign our sales and marketing efforts. Although we have begun to see the benefits as we focus our direct sales efforts on our larger enterprise customers, the benefits have taken longer than expected to materialize, resulting in a disruption to our sales efforts during fiscal 2005. This disruption primarily affected our U.S. business. We worked to minimize the effects of this disruption and continued to implement the realignment through fiscal 2005.

•       We continue to see declines in revenues from our U.S. services business, particularly in the maintenance and managed services lines of business, primarily due to renegotiations by customers of their contracts to change the scope of existing contracts, pricing pressures and cancellations.

•       We have devoted significant management attention and resources to the Tenovis integration. Early in fiscal 2005, these integration efforts diverted management’s time and attention away from other business issues.

A detailed analysis of the impact of these factors is included in the discussion below.

The following table sets forth a comparison of revenue by type:

	Year ended September 30,
			Mix
Dollars in millions	2005	2004	2005	2004	Change
Sales of products	$2,294	$2,048	47%	51%	$246	12%
Services	1,971	1,761	40%	43%	210	12%
Rental and managed services	637	260	13%	6%	377	145%
Total revenue	$4,902	$4,069	100%	100%	$833	20%

Higher revenues in all categories were primarily due to the acquisition of Tenovis.  Revenues from sales of products also benefited from the acquisition of a majority interest in AGC in the fourth quarter of fiscal 2004.  The increases in revenues from sales of product were partially offset by lower volumes in the U.S. due to the disruption from the realignment of our sales efforts in the first half of the fiscal year.  The increase in revenues from services and rental and managed services, primarily attributable to Tenovis, was partially offset by lower volumes in the U.S. due mainly to renegotiations affecting the scope of existing managed services contracts, as well as pricing pressures and cancellations.

The following table sets forth a geographic comparison of revenue:

	Year ended September 30,
			Mix
Dollars in millions	2005	2004	2005	2004	Change
U.S.	$2,908	$3,089	59%	76%	$(181)	-6%
Outside the U.S:
Germany	724	45	15%	1%	679	1509%
EMEA (excluding Germany) - Europe/Middle East/Africa	696	493	14%	12%	203	41%
APAC - Asia Pacific	336	226	7%	6%	110	49%
Americas, non-U.S.	238	216	5%	5%	22	10%
Total outside the U.S.	1,994	980	41%	24%	1,014	103%
Total revenue	$4,902	$4,069	100%	100%	$833	20%

U.S. revenues were down against the comparable period due to the disruption from the realignment of our sales and marketing efforts as well as decreases in the scope of existing maintenance contracts and pricing pressures in our services business as described above.

Higher revenues in Germany were almost entirely attributable to the acquisition of Tenovis.  The majority of the increase in revenues in EMEA (excluding Germany) was due to the acquisition of Tenovis, and was also a result of increased acceptance of IP telephony, and increased willingness of customers to spend on converged communications technology.  This increased acceptance resulted in higher sales of large communications systems.  In addition, currency translation had a positive impact as the euro strengthened against the U.S. dollar for most of the period.  Revenues in APAC benefited from the acquisition of a majority ownership interest in AGC as well as higher volumes in China and Japan, particularly in connection with sales to our customers in the financial services industry.  Revenues in the Americas, non-U.S. region benefited from higher volumes associated with the call center business due to the expansion and upgrade of the installed base in Latin America.

The following table sets forth a comparison of revenue from sales of products by channel:

	Year ended September 30,
			Mix
Dollars in millions	2005	2004	2005	2004	Change
Direct	$1,127	$923	49%	45%	$204	22%
Indirect	1,167	1,125	51%	55%	42	4%
Total sales of products	$2,294	$2,048	100%	100%	$246	12%

Revenue from the sales of products through the direct channel increased due to the acquisition of Tenovis, which sells primarily through the direct channel.

Gross Margin

The following table sets forth a comparison of gross margin by type:

	Year ended September 30,
			Percent of Revenue
Dollars in millions	2005	2004	2005	2004	Change
On sales of products	$1,245	$1,120	54.3%	54.7%	$125	11%
On services	674	697	34.2%	39.6%	(23)	-3%
On rental and managed services	378	128	59.3%	49.2%	250	195%
Total gross margin	$2,297	$1,945	46.9%	47.8%	$352	18%

Gross margin on the sales of products increased primarily due to additional sales volumes gained from the acquisition of Tenovis, the increased proportion of software to hardware in our product mix and the benefits associated with our ongoing cost reduction initiatives. However, while the acquisition of Tenovis added additional gross margin in dollars, as a percent of revenue, our overall gross margin gains were more than offset by the lower margin rates achieved by Tenovis.

Gross margin on services decreased mainly due to the impact of lower revenues in the U.S., as well as the impact of the significantly lower margin Tenovis services business.  In addition, gross margins were negatively impacted by changes in revenue mix, including a higher proportion of government contracts and wire installations, as well as a higher proportion of implementation services revenues, which generate lower margins than those achieved by annuity contracts.  These declines in gross margin were partially offset by cost savings as a result of headcount reductions taken during this fiscal year.

Gross margin on rental and managed services increased due primarily to the acquisition of Tenovis, which was partially offset by lower revenues associated with U.S. managed services.  The improvement in gross margin percentage is due to the higher margins achieved by the Tenovis rental business.

Operating Expenses

The following table sets forth a comparison of operating expenses:

	Year ended September 30,
			Percent of Revenue
Dollars in millions	2005	2004	2005	2004	Change
Selling, general and administrative	$1,583	$1,274	32.3%	31.3%	$309	24%
Research and development	394	348	8.0%	8.6%	46	13%
Restructuring charges	22	—	0.5%	0.0%	22	n/a
Total operating expenses	$1,999	$1,622	40.8%	39.9%	$377	23%

Our selling, general and administrative, or SG&A, expenses consist primarily of salaries, commissions, benefits and other items.  The increase in SG&A expenses is primarily due to the acquisition of Tenovis, and to a lesser extent our other acquisitions, which resulted in higher SG&A expenses in dollar terms and as a percent of revenue.  Included with SG&A expenses is approximately $52 million of amortization of intangible assets as a result of our acquisitions of Tenovis and Spectel.  These negative impacts associated with our acquisitions were partially offset by improved operational efficiencies.

Our research and development, or R&D, expenses consist primarily of salaries and benefits.  R&D expenses increased due to our fiscal 2005 acquisitions.  In addition, in connection with our acquisitions of Tenovis, Spectel and Nimcat during fiscal 2005, we allocated $7 million to in-process research and development which was charged to R&D expense during the period.

Our restructuring charges for fiscal 2005 were recorded in connection with the reorganization of our North American sales and services organizations.  This charge consists of severance and one-time employee termination benefits of $12 million related to the termination of employees in the North America region across many business functions and job classes, as well as costs of $10 million related to the consolidation of excess facilities.

Other Expense, Net

	Year ended September 30,
Dollars in millions	2005	2004	Change
Other expense, net	$(32)	$(15)	$(17)	113%

Other expense, net for fiscal 2005 consists primarily of a $41 million loss on the repurchase of $271 million principal amount of senior notes, a $3 million loss on the repayment of $262 million principal amount of secured floating rate notes and other costs related to the repayment of our debt, partially offset by $24 million of interest income.

For fiscal 2004, other expense, net primarily consisted of a $42 million loss associated with the redemption of $224 million principal amount of our senior notes in the second quarter of fiscal 2004 and the repurchase of $132 million principal amount of our senior notes in the third quarter of fiscal 2004.  These amounts were partially offset by $19 million of interest income generated primarily from invested cash and $7 million of foreign currency transaction gains.

Interest Expense

	Year ended September 30,
Dollars in millions	2005	2004	Change
Interest expense	$(19)	$(66)	$47	-71%

The decrease in interest expense is due to lower year-over-year debt levels.  Overall debt decreased primarily due to the repurchases of our senior notes in fiscal 2004 and the first quarter of fiscal 2005, as well as the conversion into common stock of our LYONs and the redemption for cash of the remaining LYONs in the first quarter of fiscal 2005.  This decrease was partially offset by interest expense associated with the debt assumed in the Tenovis acquisition, which was then repaid during the second and third quarters of fiscal 2005.  Interest expense for fiscal 2004 primarily includes $53 million of interest on our senior notes and $15 million of interest for the amortization of debt discount, premium and deferred financing costs related primarily to our LYONs, which were issued in October 2001.

Benefit from Income Taxes

	Year ended September 30,
Dollars in millions	2005	2004	Change
Benefit from income taxes	$(676)	$(49)	$(627)	1280%

In fiscal 2005, we recorded a benefit for income taxes of $676 million as compared with a $49 million benefit in fiscal 2004.   The benefit for fiscal 2005 included a $590 million net tax benefit due to the realization of certain deferred tax assets upon the reversal of a portion of the valuation allowance that had been recorded in prior periods. The $590 million benefit is net of a tax provision recorded for the year.  In addition, the $676 million benefit included a $124 million income tax benefit which is comprised of $109 million tax benefit resulting from the resolution of U.S federal income tax audit matters for the years 1999 and 2000 and a $15 million benefit due to certain state matters that arose prior to our separation from Lucent.

Based upon a detailed analysis of historical and expected book and taxable income, we have determined that the realization of certain deferred tax assets for which there is a valuation allowance is considered to be more likely than not for purposes of reversing the valuation allowance.  Therefore, a portion of the valuation allowance was reversed resulting in a net tax benefit of $590 million.  We have recorded pre-tax income from continuing operations in 2005 and 2004, with income levels rising each year.  In addition, we are no longer in a 3-year cumulative loss position for book purposes. We consider this positive evidence regarding the future realization of deferred tax assets, which is primarily based on actual historical book results, to outweigh any negative evidence that may exist.

The remaining valuation allowance of $165 million is comprised of $142 million relating to foreign deferred tax assets for which we have determined, based on historical results and projected future book and taxable income levels, that a valuation allowance should remain.  The foreign valuation allowance includes approximately $120 million relating to our German operations.

The benefit for fiscal 2004 of $49 million included an $89 million income tax benefit which was comprised of $102 million tax benefit resulting from the resolution of U.S. federal income tax audit matters for the pre-distribution years 1990 through 1998 offset by $13 million due to certain state tax matters and other adjustments that arose prior to our separation from Lucent.

Segment Results

Global Communications Solutions

The GCS segment sells communications systems and converged voice applications designed for both large and small enterprises.  Our offerings in this segment include IP telephony solutions, multi-media contact center infrastructure and applications in support of customer relationship management, unified communications applications and appliances, and traditional voice communications systems.

Large Communications Systems are IP and traditional telephony systems marketed to large enterprises. These systems include:

•                  media servers which provide call processing on the customer’s local area network;

•                  media gateways which support traffic routing between traditional voice and IP telephony solutions;

•                  associated appliances, such as telephone handsets and related software applications;

•                  Avaya Integrated Management, a Web-based comprehensive set of tools that manages complex voice and data network infrastructures;

•                  Avaya Communications Manager, a voice application software that manages call processing, facilitates secure customer interactions across a variety of media and supports a range of Avaya and third-party applications; and

•                  Avaya Extension to Cellular, which transparently bridges any cell phone to any Avaya communications server.

Small Communications Systems are IP and traditional telephony systems marketed to smaller enterprises.  These systems include:

•                  Avaya IP Office, an IP telephony solution for small and medium-sized enterprises;

•                  Traditional Key Systems, Partner®, Merlin Magix®, Merlin Legend™ and I5 brands;

•                  associated appliances, such as telephone handsets; and

•                  media servers for voice applications used by smaller businesses.

Converged Voice Applications consist of applications for multi-media contact centers and unified communications. These include:

•                  applications in support of customer relationship management; and

•                  messaging for IP and traditional systems.

The following table sets forth revenue by similar class of products within the GCS segment:

	Year ended September 30,
			Mix
Dollars in millions	2005	2004	2005	2004	Change
Large Communications Systems	$1,585	$1,210	61%	59%	$375	31%
Small Communications Systems	331	228	13%	11%	103	45%
Converged Voice Applications	610	552	24%	27%	58	10%
Other	46	54	2%	3%	(8)	-15%
Total revenue	$2,572	$2,044	100%	100%	$528	26%

The increase in total revenue for all GCS product classes was primarily attributable to the acquisition of Tenovis. Large Communications Systems also benefited from increased sales of IP products.  The increase in Small Communications Systems revenues attributable to Tenovis was partially offset by lower U.S. sales volumes, mainly in the indirect channel due to lower purchases by our U.S. indirect channel partners.  In addition to the increased revenue from Tenovis, Converged Voice Applications also benefited from higher volumes in sales of OEM software products.

The following table sets forth operating income of the GCS segment:

	Year ended September 30,
			Percent of Revenue
Dollars in millions	2005	2004	2005	2004	Change
Operating income	$57	$71	2.2%	3.5%	$(14)	-20%

The decrease in operating income was primarily due to the effects of a decrease in operating margin resulting from an unfavorable product mix, including increased sales of third-party, or OEM, software products which generate lower margins than the sales of products we have developed.  The decrease is also a result of higher SG&A costs and increased R&D spending over the prior year due to the acquisition of Tenovis, Spectel and RouteScience.

Avaya Global Services

The AGS segment is focused on supporting our broad customer base with comprehensive end-to-end global service offerings that enable our customers to plan, design, implement, monitor and manage their converged communications networks worldwide.  AGS provides its services through the following offerings:

Maintenance – AGS monitors and optimizes customers’ network performance and keeps communication networks current with the latest software releases. In the event of an outage, our customers receive the on-site support they need to recover quickly.

Implementation and integration services – Through operation, implementation and integration specialists worldwide, AGS helps customers leverage and optimize their multi-technology, multi-vendor environments through the use of contact centers, unified communication networks and IP telephony.

Managed services – AGS supplements our customers’ in-house staff and manages complex multi-vendor, multi-technology networks, optimizes network performance and configurations, backs up systems, detects and resolves faults, performs moves, adds, and changes and manages our customers’ trouble tickets and inventory. This category includes customers who have chosen a bundled solution with enhanced services not provided in a basic maintenance contract.  With the acquisition of Tenovis, Avaya acquired a business that includes both bundled services and products that are sold to customers on a monthly payment or rental payment basis.  This business model is predominantly located in Germany.

The following table sets forth revenue by similar class of services within the AGS segment:

	Year ended September 30,
			Mix
Dollars in millions	2005	2004	2005	2004	Change
Maintenance	$1,491	$1,422	64%	70%	$69	5%
Implementation and integration services	467	338	20%	17%	129	38%
Managed services	350	260	15%	13%	90	35%
Other	22	1	1%	0%	21	2100%
Total revenue	$2,330	$2,021	100%	100%	$309	15%

The increase in revenue for AGS was primarily attributable to the acquisition of Tenovis and sales of new services, partially offset by a decline in maintenance and managed services revenues in the U.S.

Tenovis generated revenue for each of the service lines.  Lower revenues in existing contract-related maintenance were primarily due to cancellations, changes in contract scope and pricing pressures for U.S. customers. This was partially offset by increases in sales of new services and off-warranty sales of services.  Implementation and integration services revenues benefited from the favorable trending of product sales in recent quarters and growth in our infrastructure implementation business.  Managed services revenues in the U.S. were unfavorably affected by customer changes in scope, pricing pressures and cancellations, as well as lower sales of telephony equipment to the U.S. managed services customers.

The following table sets forth operating income of the AGS segment:

	Year ended September 30,
			Percent of Revenue
Dollars in millions	2005	2004	2005	2004	Change
Operating income	$166	$249	7.1%	12.3%	$(83)	-33%

The decrease in operating income for fiscal 2005 is due to lower gross margin and additional expenses attributable to Tenovis.  Additionally, the U.S. business experienced a lower proportion of higher-margin annuity services such as maintenance and a higher proportion of implementation and integration services, which traditionally have lower margins.  The decrease in gross margin was partially offset by the cost savings resulting from headcount reductions taken during fiscal 2005.

Corporate / Other Unallocated Amounts

	Year ended September 30,
Dollars in millions	2005	2004	Change
Revenue	$—	$4	$(4)
Operating income	$75	$3	$72

Revenue of $4 million in fiscal 2004 represents sales associated with the acquisition of Expanets, Inc., a subsidiary of Northwestern Corporation (Expanets).  These sales were not allocated to one of our operating segments because the sales were of non-Avaya products that were in the Expanets pipeline prior to the acquisition, and were consummated subsequent to the closing of our acquisition of Expanets.

Operating income for both fiscal years is mainly due to the actual corporate overhead and certain other expenses being lower than that estimated in the annual plan. At the beginning of each fiscal year, the amount of corporate overhead and certain other expenses, including targeted annual incentive awards, to be charged to operating segments is determined and fixed for the entire year in the annual plan. The annual incentive award accrual is adjusted quarterly based on actual year-to-date results and those estimated for the remainder of the year. In fiscal 2005, the Company incurred discretionary employee annual incentive awards of $25 million, which is $80 million less than would have been recorded if we had met our fiscal 2005 targets regarding operating income, operating cash flows and revenues.  The significantly lower employee incentive awards, as well as any other over/under absorption of corporate overheads against plan, is recorded and reported within the Corporate/Other Unallocated Amounts caption.

Fourth Quarter Items

Revenues increased by $220 million in the fourth quarter of fiscal 2005 compared to the fourth quarter of fiscal 2004 primarily due to the acquisition of Tenovis as well as a $31 million and $7 million increase in quarterly revenue achieved in the APAC and Americas (non - U.S.)  regions, respectively.  Operating income decreased by $37 million to $82 million, primarily due to additional expenses associated with Tenovis, restructuring charges and in-process research and development costs.  Net income for the quarter increased by $560 million to $660 million, primarily as a result of the reversal of a portion of our deferred tax valuation allowance, as described in Note 12 “Income Taxes” to our Consolidated Financial Statements.

Fiscal Year Ended September 30, 2004 Compared with Fiscal Year Ended September 30, 2003

The following table sets forth a comparison of revenue by type:

	Year ended September 30,
			Mix
Dollars in millions	2004	2003	2004	2003	Change
Sales of products	$2,048	$1,880	50%	50%	$168	9%
Services	1,761	1,645	43%	43%	116	7%
Rental and managed services	260	271	7%	7%	(11)	-4%
Total revenue	$4,069	$3,796	100%	100%	$273	7%

Revenue increases were primarily attributable to stronger product sales volumes related to IP telephony solutions, software and applications, as well as higher maintenance contract revenue associated with the acquisition of Expanets.  These increases were partially offset by expected declines in product sales of traditional telephony systems and declines in maintenance services billed on a time and materials basis.

	Year ended September 30,
			Mix
Dollars in millions	2004	2003	2004	2003	Change
U.S.	$3,089	$2,905	76%	77%	$184	6%
Outside the U.S.:
Germany	45	41	1%	1%	4	10%
EMEA (excluding Germany) - Europe/Middle East/Africa	493	447	12%	12%	46	10%
APAC - Asia Pacific	226	195	6%	5%	31	16%
Americas, non-U.S.	216	208	5%	5%	8	4%
Total outside the U.S.	980	891	24%	23%	89	10%
Total revenue	$4,069	$3,796	100%	100%	$273	7%

Our revenue for fiscal 2004 increased both in the U.S. and outside the U.S. as well as across all of our operating segments as compared with fiscal 2003.  In general, revenues were primarily driven by higher IP telephony sales, which offset declines in the traditional markets.  Revenues were also helped by our acquisition of Expanets during fiscal 2004.

The following table sets forth a comparison of revenue from sales of products by channel:

	Year ended September 30,
			Mix
Dollars in millions	2004	2003	2004	2003	Change
Direct	$923	$819	45%	44%	$104	13%
Indirect	1,125	1,061	55%	56%	64	6%
Total sales of products	$2,048	$1,880	100%	100%	$168	9%

Revenue from the sales of products through both channels increased during fiscal 2004, and our proportion shifted slightly toward direct sales.

Gross Margin

	Year ended September 30,
			Percent of Revenue
Dollars in millions	2004	2003	2004	2003	Change
On sales of products	$1,120	$936	54.7%	49.8%	$184	20%
On services	697	575	39.6%	35.0%	122	21%
On rental and managed services	128	128	49.2%	47.2%	—	0%
Total gross margin	$1,945	$1,639	47.8%	43.2%	$306	19%

Gross margins for sales of products and services improved both in dollar terms and percentage terms in fiscal year 2004 as a result of a combination of increased sales volumes and lower costs.

Our cost on sales of products consists primarily of the costs paid to contract manufacturers for components, and overhead costs.  As compared to 2003, costs of products sold decreased by $16 million while corresponding revenues increased by $168 million, resulting in product gross margin improvement to 54.7% in 2004 from 49.8% in 2003.  The year-over-year improvement was driven primarily by three factors:  (i) higher overall product volume without a corresponding increase in overhead costs, (ii) the increased proportion of software to hardware in our product mix resulting in proportionately lower variable costs and (iii) improved pricing on components purchased from our various contract manufacturers.

Our cost of services consists primarily of labor, parts and service overhead.  Services gross margin increased to 39.6% in 2004 from 35.0% in 2003, primarily because of improved utilization of the technician workforce and continuing cost reductions. Our acquisition of Expanets enabled us to achieve cost synergies that resulted in increased service revenue without a proportionate increase in cost.

Our cost of rental and managed services consists primarily of labor, parts and service overhead.  Rental and managed services gross margin increased to 49.2% although gross margin dollars were flat.  The improvement was primarily due to continuing cost reductions.

Operating Expenses

	Year ended September 30,
			Percent of Revenue
Dollars in millions	2004	2003	2004	2003	Change
Selling, general and administrative	$1,274	$1,240	31.3%	32.7%	$34	3%
Research and development	348	336	8.6%	8.8%	12	4%
Total operating expenses	$1,622	$1,576	39.9%	41.5%	$46	3%

Total SG&A expenses increased in fiscal 2004, but decreased as a percentage of revenue.  The increase in total expense was primarily attributable to higher sales expense associated with the acquisition of Expanets in the first quarter of 2004, increases in expense for incentive compensation programs and employee benefits costs, and increased costs associated with corporate development activities.  In addition, fiscal 2004 includes $1 million of reversals of business restructuring liabilities established in prior periods related to involuntary employee separations.  Fiscal 2003 included $21 million of similar reversals, due primarily to fewer involuntary employee separations than originally anticipated, but was partially offset by $16 million of expenses related to information technology costs incurred to relocate the development of certain IT applications to India.

The increases in SG&A expenses in fiscal 2004 were partially offset by lower compensation expense resulting from fewer employees, and lower IT and networking expenses, including telecommunication and computer related service costs, which reflect a favorable renegotiated agreement for the outsourcing of certain IT functions.

R&D expenses increased slightly due mainly to increased headcount and higher compensation associated with research and development activities.  Investments in R&D focused on the high growth areas of our business while spending on our more mature product lines decreased.

Other Expense, Net

	Year ended September 30,
Dollars in millions	2004	2003	Change
Other expense, net	$(15)	$(29)	$14	-48%

For fiscal 2004, other expense, net was primarily attributable to a $42 million loss associated with the redemption of $224 million principal amount of our senior notes in the second quarter of fiscal 2004 and the repurchase of $132 million principal amount of our senior notes in the third quarter of fiscal 2004.  These amounts were partially offset by $19 million of interest income related primarily to invested cash and $7 million of foreign currency transaction gains.

For fiscal 2003, other expense, net was primarily attributable to a net loss of $34 million on the extinguishment of a portion of our LYONs and a $25 million charge associated with our share of the Lucent securities litigation settlement.  These losses in fiscal 2003 were partially offset by a gain of $14 million on the sale of assets and $15 million of interest income.

Interest Expense

	Year ended September 30,
Dollars in millions	2004	2003	Change
Interest expense	$(66)	$(78)	$12	-15%

Interest expense decreased in fiscal 2004 primarily due to the redemption of $224 million principal amount, and the repurchase in a series of open market transactions of $132 million principal amount, of our senior notes during the year.  Interest expense for fiscal 2004 primarily includes $53 million of interest on our senior notes and $15 million of interest for the amortization of debt discount, premium and deferred financing costs related primarily to our LYONs which were issued in October 2001.

Interest expense for fiscal 2003 primarily includes $58 million of interest on $640 million principal amount of our senior notes, $440 million of which were issued in March 2002 and $200 million of which were issued in May 2003.  In addition, we recorded interest expense of $20 million for the amortization of debt discount, premium and deferred financing costs related primarily to our LYONs.

(Benefit from) Provision for Income Taxes

	Year ended September 30,
Dollars in millions	2004	2003	Change
(Benefit from) provision for income taxes	$(49)	$84	$(133)	-158%

The benefit for fiscal 2004 of $49 million included an $89 million income tax benefit which was comprised of $102 million tax benefit resulting from the resolution of U.S. federal income tax audit matters for the years 1990 through 1998 offset by $13 million in payments made to resolve certain state tax matters and other adjustments that arose prior to our separation from Lucent.  The $89 million benefit consisted of a $37 million net cash refund from Lucent in accordance with the terms of a Tax Sharing Agreement that we and Lucent entered into in connection with the distribution.  This was partially offset by a $40 million provision related to state and foreign income taxes.

The provision for fiscal 2003 of $84 million included an $83 million provision to increase the deferred tax asset valuation allowance, a $13 million provision for state and foreign income taxes, a $4 million provision for other adjustments, a $10 million benefit related to the early extinguishment in January 2003 of a portion of our LYONs and a $6 million benefit related to a favorable audit settlement.  The $83 million provision for the increase in the deferred tax asset valuation allowance reflects the difference between the actual and expected tax gain associated with the LYONs exchange offer consummated in fiscal 2002.

Segment Results

Global Communications Solutions

	Year ended September 30,
			Mix
Dollars in millions	2004	2003	2004	2003	Change
Large Communications Systems	$1,210	$1,129	59%	60%	$81	7%
Small Communications Systems	228	206	11%	11%	22	11%
Converged Voice Applications	552	486	27%	26%	66	14%
Other	54	59	3%	3%	(5)	-8%
Total revenue	$2,044	$1,880	100%	100%	$164	9%

The increase in revenue in fiscal 2004 was attributable to continued growth from IP telephony solutions, software, and applications more than offsetting the declines in sales of traditional telephony systems.  This change in product mix reflects the transition our customers are making to IP telephony solutions.  Revenue also increased due to our acquisition of Expanets in fiscal 2004 offset by a negative impact from the acquisition of a majority interest in AGC. This negative impact in fiscal 2005 was primarily a result of the elimination of intercompany revenue from sales to AGC, formerly Tata Telecom. The increase in Small Communications Systems is due primarily to growth in sales of IP Office, our IP telephony offering.

	Year ended September 30,
			Percent of Revenue
Dollars in millions	2004	2003	2004	2003	Change
Operating income (loss)	$71	$(120)	3.5%	-6.4%	$191	-159%

The increase in operating income in fiscal 2004 was primarily attributable to an increase in gross margin resulting from increased volumes over which our fixed costs are spread, a more favorable product mix with respect to software and applications, cost reductions from our contract manufacturers and continued improvements in overhead cost reductions.  Operating expenses have been reduced primarily due to savings associated with our business restructuring initiatives related to headcount, which decreased by 3% from September 30, 2003, and a continued focus on core initiatives.

Avaya Global Services

	Year ended September 30,
			Mix
Dollars in millions	2004	2003	2004	2003	Change
Maintenance	$1,422	$1,309	70%	68%	$113	9%
Implementation and integration services	338	340	17%	18%	(2)	-1%
Managed services	260	271	13%	14%	(11)	-4%
Other	1	(4)	0%	0%	5	125%
Total revenue	$2,021	$1,916	100%	100%	$105	5%

The increase in contract-related maintenance revenues in fiscal 2004 was primarily due to the Expanets acquisition and also due to an increase in sales of new services, partially offset by pricing pressures on renewal of maintenance contracts.  Implementation and integration services revenue declined due to decreases in per occurrence activities that are not covered by a long-term contract. Managed services revenues were unfavorably affected by customers’ cost reduction initiatives which included changes in scope and cancellations.

	Year ended September 30,
			Percent of Revenue
Dollars in millions	2004	2003	2004	2003	Change
Operating income	$249	$163	12.3%	8.5%	$86	53%

The increase in operating income in fiscal 2004 was primarily due to an improvement in gross margin.  This increase reflects continued cost reduction initiatives in the first half of fiscal 2004, improved revenue and better utilization of our technician workforce as a result of the integration of Expanets, partially offset by a write-down of inventory.  The acquisition of Expanets helped contribute to a stronger presence in the U.S. direct channel.  Sales of services through our direct channel increased, representing 88.1% in fiscal 2004 as compared with 84.6% in fiscal 2003, favorably impacting gross margin.  Operating expenses increased primarily due to additional selling expense associated with the integration of Expanets.

Corporate / Other Unallocated Amounts

	Year ended September 30,
Dollars in millions	2004	2003	Change
Revenue	$4	$—	$4
Operating income	$3	$20	$(17)

Revenue of $4 million in fiscal 2004 represents sales associated with the acquisition of Expanets.  These sales were not allocated to one of our operating segments because the sales were of non-Avaya products that were in the Expanets pipeline prior to the acquisition, and were consummated subsequent to the closing of our acquisition of Expanets.

Operating income for both fiscal years is due to a combination of certain corporate overhead expenses not charged to the operating segments (such as cost of vacant real estate space, business restructuring charges, etc.) and over/under absorbed corporate overhead expenses.

Results of Discontinued Operations

	Year ended September 30,
Dollars in millions	2005	2004	2003
Revenue from discontinued operations:
Connectivity Solutions	$—	$168	$542
Expanets	—	8	—
Total revenue from discontinued operations	$—	$176	$542

(Loss) income before income taxes from discontinued operations:
Connectivity Solutions
Results of operations	$(2)	$(71)	$49
Gain on sale	—	84	—
Total (loss) income before income taxes for Connectivity Solutions	(2)	13	49
Expanets:
Results of operations	—	(7)	—
Total (loss) income before income taxes from discontinued operations	$(2)	$6	$49

As a result of their divestitures, we classified our Connectivity Solutions business and the portions of the Expanets business that previously distributed non-Avaya products as discontinued operations.  The table above summarizes the operating results of the businesses included in (loss) income from discontinued operations, as well as the gain recognized on the sale of Connectivity Solutions.  The results of operations for Connectivity Solutions for the fiscal 2004 include a charge of $48 million comprised of a $24 million pension and postretirement curtailment loss and a $24 million settlement loss recognized upon the transfer of pension and postretirement benefit assets and liabilities to CommScope.  Upon the transfer of these pension and postretirement benefit assets and liabilities to CommScope, an offsetting gain of $48 million was recognized and included in the $84 million gain on sale of discontinued operations for the assumption of these liabilities by CommScope.

The amounts presented for Expanets for fiscal 2004 represent the results generated by the portion of the Expanets business that previously distributed non-Avaya products from the date of acquisition on November 25, 2003, through June 30, 2004.  We divested the entire portion of the Expanets business as of June 30, 2004.

Liquidity and Capital Resources

During fiscal 2005, we focused on reducing the amount of our debt, while balancing our cash needs for strategic acquisitions and our stock repurchase program.  As a result, our cash and cash equivalents decreased to $750 million as of September 30, 2005 from $1,617 million as of September 30, 2004.

As part of our strategy to reduce our debt, we redeemed all of our remaining outstanding LYONs (after substantially all the holders of LYONs converted their LYONs into Avaya common stock shortly before the repurchase date) and repurchased substantially all of our outstanding senior notes during the first quarter of fiscal 2005.  These reductions in debt were partially offset by the closing of the Tenovis acquisition and the assumption of certain related debt, all of which we have repaid except for certain amounts relating to capital lease obligations.  The impact of these transactions is described in the “Investing Activities” and “Financing Activities” discussions below.  Primarily as a result of these actions, we reduced our debt balance from $593 million as of September 30, 2004 to $30 million as of September 30, 2005.

Sources and Uses of Cash for the Fiscal Year Ended September 30, 2005

A condensed statement of cash flows for fiscal 2005 and 2004 follows:

	Year ended September 30,
Dollars in millions	2005	2004
Net cash provided by (used for):
Operating activities from continuing operations	$334	$479
Investing activities from continuing operations	(558)	21
Financing activities from continuing operations	(638)	(64)
Effect of exchange rate changes on cash and cash equivalents	(5)	10
Net (decrease) increase in cash and cash equivalents from continuing operations	(867)	446

Net decrease in cash and cash equivalents from discontinued operations	—	(21)

Cash and cash equivalents at beginning of year	1,617	1,192
Cash and cash equivalents at end of year	$750	$1,617

Operating Activities

Our net cash provided by operating activities from continuing operations was $334 million for fiscal 2005, compared to $479 million for fiscal 2004.  The decrease in cash provided by operating activities was primarily driven by higher incentive payments, as explained below, partially offset by an increase in net income in fiscal 2005.

Higher incentives – Fiscal 2005 included payments of employee incentives based on the full fiscal year 2004 performance. The payments made during fiscal 2004 were based on only the second half of fiscal 2003 as incentive payments were made in fiscal 2003 related to the first half of fiscal 2003.  The higher payments are also attributable to our significantly increased profitability in fiscal 2004 compared to fiscal 2003.

Increase in net income – Net income of $921 million for fiscal 2005 represents a $625 million increase from fiscal 2004.  This increase was primarily due to changes in deferred tax balances resulting in a non-cash tax benefit of $590 million and a non-cash tax benefit of $124 million on audit settlements, which are described fully in Note 12  “Income Taxes” and Note 17 “ “Commitments and Contingencies” to our Consolidated Financial Statements, respectively.  Fiscal 2005 net income includes $125 million of additional depreciation and amortization charges compared to fiscal 2004.

The changes in our working capital accounts reflect cash outflows resulting from an increase of business volume in fiscal 2005 compared to fiscal 2004.  Listed below are additional comments with respect to certain individual working capital accounts:

Accounts Receivable, Net – The following summarizes our accounts receivable and related metrics:

	September 30,
Dollars in millions	2005	2004	Change
Accounts receivable, gross	$920	$744	$176
Allowance for doubtful accounts	(58)	(48)	(10)
Accounts receivable, net	$862	$696	$166

Allowance for doubtful accounts as a percent of accounts receivable, gross	6.3%	6.5%	-0.2 pts

Days sales outstanding (DSO)	60 days	58 days	+ 2 days

Past due receivables as a percent of accounts receivable, gross	21.7%	13.3%	+8.4 pts

The increase in the accounts receivable balance since September 30, 2004 is primarily due to the acquisition of Tenovis.

As of September 30, 2005, the allowance for doubtful accounts includes Tenovis’ post-acquisition allowance for doubtful accounts, while the allowance at the acquisition date was netted against Tenovis’ gross accounts receivable.

The past due receivables percentage has increased by 8.4 percentage points in fiscal 2005, driven by Tenovis receivables for which the majority of rental customers have net payment terms of 10 days.  Historically, Tenovis’ customers do not meet these terms, thus creating a significant percentage falling overdue on the eleventh day.  Typically, Avaya’s payment terms are approximately 30 days.

Inventory – The following summarizes our inventory and inventory turnover:

	September 30,
Dollars in millions	2005	2004	Change
Finished goods	$274	$221	$53
Raw materials	14	18	(4)
Total inventory	$288	$239	$49

Inventory turnover	9.4 times	9.0 times	+ 0.4 times

Our acquisition of Tenovis accounts for the majority of the $49 million increase in inventory levels since September 30, 2004.  In addition, due to the lower levels of purchases made by our indirect channel partners and increased lead times for inventories purchased from our contract manufacturers in the second quarter of fiscal 2005, there was an increase in our inventory holdings.  During the remainder of fiscal 2005, we reduced our inventory levels to adjust for the new level of purchases by our indirect channel partners, and the balance as of September 30, 2005 represents our lowest inventory balance since the acquisition of Tenovis in November 2004.

Additionally, the acquisition of Tenovis had a negative impact on our inventory turnover, however, this impact was more than offset by our inventory management efforts.

Accounts Payable – The following summarizes our accounts payable:

	September 30,
Dollars in millions	2005	2004	Change
Accounts payable	$402	$345	$57

Days payable outstanding	53	58	- 5 days

Our accounts payable increased primarily as a result of trade payables recorded related to our acquisitions.

Investing Activities

Net cash used by investing activities for continuing operations was $558 million for fiscal 2005, compared with net cash provided by investing activities from continuing operations of $21 million for fiscal 2004.  Fiscal 2005 activities primarily include $421 million, net, used for acquisitions, including $265 million for Tenovis, $110 million for Spectel and $38 million for Nimcat.  We used $147 million for capital expenditures and received proceeds of $52 million from the sale of our corporate aircraft.  The Company incurred R&D costs of $453 million in fiscal 2005 of which $59 million were capitalized as software development costs.

Fiscal 2004 activities primarily include net cash proceeds of $256 million from the sale of our Connectivity Solutions business and $28 million from the sale of CommScope stock.  These increases in cash were partially offset by $128 million used for acquisitions, of which $115 million was used to acquire substantially all of the assets and certain liabilities of Expanets, as well as $81 million used for capital expenditures and $38 million for capitalized software development costs.

Financing Activities

Net cash used by financing activities for continuing operations was $638 million for fiscal 2005, compared with $64 million for fiscal 2004.  Cash used in the current period consisted primarily of $314 million to repurchase substantially all of our senior notes in a public tender offer, $262 million to repay the outstanding principal of Tenovis’ secured floating rate notes and $107 million to repurchase and retire our common stock pursuant to our stock repurchase plan.  These uses of cash were partially offset by $49 million of cash received in connection with the issuance of common stock under our employee stock purchase plan and the exercise of options under our stock option plans.

Cash used during fiscal 2004 consisted primarily of $249 million to redeem $224 million of principal amount of our senior notes and $155 million to repurchase $132 million of principal amount of our senior notes in a series of open market transactions.  These uses of cash were partially offset by $249 million in net proceeds received in connection with the sale of 14,039,481 shares of our common stock in February 2004 and $91 million of cash received in connection with the issuance of common stock under our employee stock purchase plan and stock option plans.  We used the net proceeds from the February 2004 sale of our common stock to fund the redemption of a portion of our senior notes, as described above.

Cash Flows of Discontinued Operations

Net cash used for discontinued operations of $21 million for fiscal 2004 was attributed to operating activities and consisted of $15 million related to Connectivity Solutions and $6 million related to the portion of the Expanets business divested subsequent to the acquisition.

The following table represents changes in our cash and cash equivalents balance attributable to discontinued operations.

	Year ended September 30,
Dollars in millions	2004	2003
Net cash (used for) provided by operating activities of discontinued operations	$(21)	$57
Net cash used for investing activities of discontinued operations	—	(3)
Net cash (used for) provided by discontinued operations	$(21)	$54

Future Cash Requirements and Sources of Liquidity

Future Cash Requirements

The following table summarizes our contractual obligations as of September 30, 2005:

	Payments due by period
		Less than			More than
In millions	Total	1 year	1-3 years	3-5 years	5 years
Long-term debt obligations (1)	$30	$5	$9	$16	$—
Operating lease obligations (2)	639	121	184	116	218
Purchase obligations with contract manufacturers and suppliers (3)	210	210	—	—	—
Other purchase obligations (4)	91	91	—	—	—
Total	$970	$427	$193	$132	$218

(1)          Long-term debt payments due in less than 1 year and due in one to three years primarily represent capital lease obligations. Long-term debt payments due in 3-5 years represent the $13 million outstanding principal amount of senior notes plus the net unamortized premium and unamortized deferred gain on the interest rate swaps hedged against the senior notes, as well as capital lease obligations.  These amounts do not include future payments for interest.

(2)          Contractual obligations for operating leases include $34 million of future minimum lease payments that have been accrued for in accordance with generally accepted accounting principles pertaining to restructuring and exit activities.

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

(4)          Other purchase obligations represent an estimate of contractual obligations in the ordinary course of business, other than commitments with contract manufacturers and suppliers, for which we have not received the goods or services as of September 30, 2005.  Although contractual obligations are considered enforceable and legally binding, the terms generally allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to the delivery of goods or performance of services.

Our primary future cash requirements will be to fund working capital, capital expenditures, employee benefit obligations, strategic acquisitions, share repurchases and our restructuring payments.

Specifically, we expect our primary cash requirements for fiscal 2006 to be as follows:

•                  Share Repurchase Plan – In accordance with the share repurchase plan authorized by the Board of Directors on April 19, 2005, we may use up to $500 million of cash to repurchase shares of our outstanding common stock through April 30, 2007. Our credit facility, described below, provided us with the ability to make dividend payments or distributions or to repurchase, redeem or otherwise acquire shares of our common stock in fiscal 2005 up to an amount not to exceed $250 million.  For fiscal 2006, the credit facility limits our ability to make dividend payments or distributions or to repurchase, redeem or otherwise acquire shares of our common stock to $461 million (which represents 50% of net income for the Company for fiscal 2005).  We paid $107 million during fiscal 2005 to repurchase and retire our shares, leaving approximately $393 million available for further share repurchases according to the limitations of the plan.  Between September 30, 2005 and November 30, 2005, we repurchased and retired 6.6 million shares at an average purchase price of $11.40 per share. These repurchases are made at management’s discretion in the open market or in privately negotiated transactions in compliance with applicable securities laws and other legal requirements and are subject to market conditions, share price, the terms of Avaya’s credit facility and other factors.  See Note 8 “Long-Term Debt,” to our Consolidated Financial Statements for further information.

•                  Capital expenditures – We expect to spend approximately $135 million for capital expenditures and approximately $65 million for capitalized software development costs during fiscal 2006.

•                  Restructuring payments – We expect to make Tenovis employee termination payments aggregating approximately $70 million during fiscal 2006.  We also plan to pay approximately $10 million for employee separation and lease termination costs related to our fourth quarter fiscal 2005 restructuring.

•                  Debt repayments - We expect to call for redemption the outstanding senior notes in April 2006 for approximately $14 million.

•                  Employee incentive payments –  We did not meet the corporate targets (operating income, revenue growth and cash flow target)  established for bonuses under the Avaya Short Term Incentive Plan (“STIP”) for fiscal 2005 and were thus not required to make a cash payment in 2006 pursuant to the Plan.  However, in the first quarter of fiscal 2006, the Company paid out $25 million of discretionary employee incentive awards..  Cash payments for employee incentive awards would have been approximately $80 million higher had the corporate targets been achieved. Cash payments made with respect to the 2006 STIP are expected to be paid out in fiscal 2007.

•                  Pension plan funding – We estimate we will make payments totaling $7 million for certain U.S. pension benefits that are not pre-funded, and contributions totaling $11 million for non-U.S. plans. Under current law, we will not be required to make a contribution to our U.S. pension plans in fiscal 2006 to satisfy minimum statutory funding requirements.

Future Sources of Liquidity

We expect our primary source of cash during fiscal 2006 to be positive net cash provided by operating activities. We expect that growth in our revenues outside the U.S. and continued focus on accounts receivable, inventory management and cost containment will enable us to continue to generate positive net cash from operating activities.

Based on past performance and current expectations, we believe that our existing cash and cash equivalents of $750 million and our net cash provided by operating activities will be sufficient to meet our future cash requirements described above.  We also believe we have sufficient cash and cash equivalents for future acquisitions.  Our ability to meet these requirements will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We and a syndicate of lenders are currently party to a $400 million revolving credit facility (see Note 8 “Long-Term Debt” to our Consolidated Financial Statements), which expires in February 2010.  Our existing cash and cash equivalents and net cash provided by operating activities may be insufficient if we face unanticipated cash needs such as the funding of a future acquisition or other capital investment.  Furthermore, if we acquire a business in the future that has existing debt, our debt service requirements may increase, thereby increasing our cash needs.

If we do not generate sufficient cash from operations, face unanticipated cash needs such as the need to fund significant strategic acquisitions or do not otherwise have sufficient cash and cash equivalents, we may need to incur additional debt or issue equity.  In order to meet our cash needs we may, from time to time, borrow under our credit facility or issue other long- or short-term debt or equity, if the market and the terms of our existing debt instruments permit us to do so.

Uncertainties Regarding Our Liquidity

We believe the following uncertainties exist regarding our liquidity:

•                  Ability to Increase Revenue – Our ability to generate net cash from operating activities has been a primary source of our liquidity.  If our revenues were to stagnate or decline, our ability to generate net cash from operating activities in a sufficient amount to meet our cash needs could be adversely affected.

•                  Debt Ratings – Our ability to obtain external financing and the related cost of borrowing are affected by our debt ratings.  See “Debt Ratings.”

•                  Future Acquisitions – We may from time to time in the future make additional acquisitions.  Such acquisitions may require significant amounts of cash or may result in increased debt service requirements to the extent we assume or incur debt in connection with such acquisitions.

•                  Pension Reform - The Company has reviewed the various pension legislation reform proposals.  The reform proposals may cause a significant increase in the Company’s required pension contributions beginning in fiscal year 2007.

Debt Ratings

Our ability to obtain external financing and the related cost of borrowing is affected by our debt ratings, which are periodically reviewed by the major credit rating agencies.  As of September 30, 2005, we had a senior implied rating of Ba3 with a positive outlook from Moody’s and a corporate credit rating of BB with a stable outlook from Standard & Poor’s.

These ratings are not recommendations to buy, sell or hold securities.  The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.  Each credit rating should be evaluated independently of any other ratings.

Contribution of Common Stock to Pension Plan

During June 2004, we made a voluntary contribution of $111 million of our common stock to fund our U.S. management pension plan.  The contribution was funded with a combination of 2,448,602 shares of treasury stock and 4,510,646 shares of newly issued common stock.  The per share value of common stock contributed to the pension plan was $15.95, which represented the average of the opening and closing share price on June 9, 2004, the date of the contribution.  As of the date of the contribution, the treasury stock had a carrying value of $27 million.  The difference between the $27 million carrying value and the $39 million fair value of the treasury stock contributed was recorded as an increase to additional paid-in capital.  As a result of this contribution, based on current law, we expect we will not be required to make a contribution to satisfy minimum statutory funding requirements for our U.S. pension plans until fiscal 2007.

Credit Facility

Our credit facility contains affirmative and restrictive covenants that we must comply with, including: (a) periodic financial reporting requirements, (b) maintaining a maximum ratio of consolidated debt to earnings before interest, taxes, depreciation and amortization, adjusted for certain business restructuring charges and related expenses and non-cash charges, referred to as adjusted EBITDA, of 2.00 to 1.00, (c) maintaining a minimum ratio of adjusted EBITDA to interest expense of 4.00 to 1.00, (d) limitations on the incurrence of subsidiary indebtedness, (e) limitations on liens, (f) limitations on investments and (g) limitations on the creation or existence of agreements that prohibit liens on our properties.  The credit facility also limits the Company’s ability to make dividend payments or distributions or to repurchase, redeem or otherwise acquire shares of its common stock to an amount not to exceed 50% of consolidated net income of the Company for the fiscal year immediately preceding the fiscal year in which such dividend, purchase, redemption, retirement or acquisition is paid or made.  The credit facility was amended in May 2005 to provide us with the ability to make dividend payments or distributions or to repurchase, redeem or otherwise acquire shares of our common stock in fiscal 2005 up to an amount not to exceed $250 million.  As of September 30, 2005, we were in compliance with all of the covenants included in the credit facility.

The credit facility provides that we may use up to $1 billion in cash (excluding transaction fees) and assumed debt for acquisitions completed after February 23, 2005, provided that we are in compliance with the terms of the agreement.  The acquisition amount will be permanently increased to $1.5 billion after consolidated EBITDA of us and our subsidiaries for any period of twelve consecutive months equals or exceeds $750 million.

As of September 30, 2005, there are $55 million of letters of credit issued under the credit facility.  There are no other outstanding borrowings under the facility and the remaining availability is $345 million.  We believe the credit facility provides us with an important source of backup liquidity.  See Note 8 “Long-Term Debt,” to our Consolidated Financial Statements, for a more detailed discussion of our credit facility.

Guarantees of Indebtedness and Other Off-Balance Sheet Arrangements

We are party to several types of agreements, including surety bonds, purchase commitments, product financing arrangements and performance guarantees, which are fully discussed in Note 17 “Commitments and Contingencies” to our Consolidated Financial Statements.

Legal Proceedings and Environmental, Health and Safety Matters

We are subject to certain legal proceedings as fully discussed in Note 17 “Commitments and Contingencies” to our Consolidated Financial Statements.

Financial Instruments

Foreign Currency Transactions

Recorded Transactions—We utilize foreign currency forward contracts primarily to manage short-term exchange rate exposures on certain receivables, payables and loans residing on foreign subsidiaries’ books, which are denominated in currencies other than the subsidiary’s functional currency.  For fiscal 2005 and 2004, the changes in the fair value of the foreign currency forward contracts were substantially offset by changes resulting from the revaluation of the hedged items.

The fair value of foreign currency forward contracts is sensitive to changes in foreign currency exchange rates.  As of September 30, 2005 and 2004, a 10% appreciation in traded-against foreign currency value from the prevailing market rates would have decreased our related net unrealized gain from continuing operations for fiscal 2005 and 2004 by $37 million and $40 million, respectively. Conversely, a 10% depreciation would have increased our related net gain from continuing operations for fiscal 2005 and 2004 by $27 million and $56 million, respectively.  Consistent with the nature of the economic hedge of such foreign currency forward contracts, such unrealized gains or losses would be offset by corresponding decreases or increases, respectively, of the underlying asset, liability or transaction being hedged.

Forecasted Transactions—From time to time, we use foreign currency forward contracts to offset certain forecasted foreign currency transactions primarily related to the purchase or sale of product expected to occur during the ensuing twelve months.  The change in the fair value of foreign currency forward contracts is recognized as other income or expense in the period in which the exchange rates change.  For fiscal 2005 and 2004, these gains and losses were not material to our results of operations.

Interest Rate Swap Agreements

During the first and second quarters of 2004, we entered into a total of five interest rate swap agreements each having a notional amount of $50 million and a maturity date of April 2009, which matched the notional amount of the senior notes outstanding.  The interest rate swaps effectively converted $250 million of the senior notes from fixed rate debt into floating rate debt.  During the third and fourth quarters of fiscal 2004, we terminated all five of our interest rate swap agreements as we anticipated further repurchases of the senior notes.

In November 2001, Tenovis Finance Limited entered into two interest rate swap agreements, each with an original notional amount of Euro 150 million, which matched the notional amount of the secured floating rate notes outstanding. Mirroring the secured floating rate notes, the interest rate swaps had a final maturity date of November 2007. These interest rate swap agreements were executed in order to convert the secured notes floating rate debt into fixed rate debt.  During the second and third quarters of fiscal 2005, we repaid the outstanding principal amount of the secured floating rate notes and concurrently terminated the two interest rate swaps.

See Note 9 “Derivatives and Other Financial Instruments” to our Consolidated Financial Statements for further details related to these interest rate swap agreements.

Recent Accounting Pronouncements

SFAS 123(R)

In December 2004, the FASB issued SFAS 123(R), which requires the Company to recognize compensation expense for stock options and discounts under employee stock purchase plans granted to employees based on the estimated fair value of the equity instrument at the time of grant.  Currently, the Company discloses the pro forma net income and earnings per share as if the Company applied the fair value recognition provisions of SFAS 123 as amended by SFAS 148.  The requirements of SFAS 123(R) are effective for the Company beginning in the first quarter of fiscal 2006.  We will recognize compensation expense for stock-based awards issued after October 1, 2005 on a straight-line basis over the requisite service period for the entire award.  We also expect to record expense of approximately $6 million in fiscal 2006 and $2 million in fiscal 2007 related to previously-issued, unvested stock options for which vesting has not been accelerated.  Beginning October 1, 2005, upon the adoption of SFAS 123(R), the Company began using a binomial model in calculating the estimated fair value of stock options.  The binomial model uses more inputs than the Black-Scholes model, and management believes use of the binomial model will result in a better estimate of fair value than was previously used for purposes of determining the pro-forma impact of SFAS 123.  The change to the binomial model did not have a material impact on the fair value of the 4.6 million stock options issued in October 2005.  Estimated aggregate fair value of $21 million related to the stock options issued in October 2005 will be expensed ratably over the three-year vesting period.

FSP SFAS 123(R)-1

In August 2005, the FASB issued FSP 123(R)-1, which defers the requirement of SFAS 123(R) that a freestanding financial instrument originally subject to SFAS 123(R) becomes subject to the recognition and measurement requirements of other applicable GAAP when the rights conveyed by the instrument to the holder are no longer dependent on the holder being an employee of the Company.  A freestanding financial instrument issued to an employee in exchange for past or future employee services that is subject to SFAS 123(R) will continue to be subject to the recognition and measurement provisions of SFAS 123(R) throughout the life of the instrument, unless the terms are modified when the holder is no longer an employee.  The requirements of FSP SFAS 123(R)-1 are effective upon the initial adoption of SFAS 123(R), which is beginning in the first quarter of fiscal 2006.  The adoption of SFAS 123(R)-1 is not expected to have a material impact on the Company’s Consolidated Financial Statements.

SFAS 154

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – a Replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”).  SFAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle.  SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented using the new accounting principle.  SFAS 154 is effective for accounting changes and corrections of errors in fiscal years beginning after December 15, 2005.  The Company will apply the requirements of SFAS 154 on any changes in principle made on or after October 1, 2006.

FIN 47

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143” (“FIN 47”).  FIN 47 clarifies the term “conditional asset retirement obligation” used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations,” and refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the Company.  The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement.  Accordingly, FIN 47 requires the Company to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated.  The fair value of a liability for the conditional asset retirement obligation is to be recognized when incurred.  FIN 47 will be effective for the Company no later than the end of its 2006 fiscal year.  The implementation of this interpretation is not expected to have a material effect on the Company’s Consolidated Financial Statements.

FIN 46-R-5

In March 2005, FASB issued Interpretation No. 46(R)-5, “Implicit Variable Interests under FASB Interpretation No. 46” (“FIN 46(R)-5”).  This interpretation further expands and clarifies current accounting guidance for variable interest entities addressing whether a reporting enterprise should consider whether it holds an implicit variable interest in a variable interest entity or potential variable interest entity when certain specific conditions exist.  The Company adopted the guidance in this interpretation as of March 2005.  The adoption of FIN 46(R)-5 did not have a material effect on the Company’s Consolidated Financial Statements.

FSP SFAS 143-1

On June 8, 2005, FASB issued FASB Staff Position (“FSP”) SFAS No. 143-1, “Accounting for Electronic Equipment Waste Obligations,” to address the accounting for obligations associated with the Directive on Waste Electrical and Electronic Equipment (“the Directive”) issued by the European Union (“EU”).  The Directive was enacted on February 13, 2003 and directs EU-member countries to adopt legislation to regulate the collection, treatment, recovery and environmentally sound disposal of electrical and electronic waste equipment.  The Directive concludes that commercial users are obligated to retire, in an environmentally sound manner, specific assets that qualify as historical waste.  FSP SFAS 143-1 is effective for reporting periods ending after June 8, 2005.  The adoption of FSP SFAS 143-1 has not materially affected the Consolidated Financial Statements with respect to legislation enacted to date.  The Company will continue to evaluate the impact as other EU-member countries enact the legislation.

Recent Tax Legislation

On October 22, 2004, the American Jobs Creation Act of 2004, or the Act, was signed into law.  The Act includes a deduction of 85% of certain foreign earnings that are repatriated, as defined in the Act.  With respect to the repatriation provision, we continue to evaluate the potential benefits as compared to the costs with a decision expected to be made by the end of fiscal 2006.

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

Revenue Recognition

We derive revenue primarily from the sale and service of communication systems and applications. In accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition,” revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable, collectibility is reasonably assured, contractual obligations have been satisfied, and title and risk of loss have been transferred to the customer.  When we provide a combination of products and services to customers, the arrangement is evaluated under Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” or EITF 00-21, which addresses certain aspects of accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities.  The application of the appropriate accounting guidance to our revenue requires judgment and is dependent upon the specific transaction and whether the sale includes systems, applications, services or a combination of these items.  As our business evolves, the mix of products and services sold may impact the timing of when revenue and related costs are recognized.

Our products are sold directly through our worldwide sales force and indirectly through our global network of distributors, dealers, value-added resellers and system integrators.  The purchase price of our systems and applications typically includes installation and a warranty for up to one year.  Revenue from the direct sales of products that include installation services is recognized at the time the products are installed, after satisfaction of all the terms and conditions of the underlying customer contract.

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

Collectibility of Accounts Receivable

Our accounts receivable are recorded net of an allowance for doubtful accounts.  As discussed above, we accrue for the allowance based on an analysis of historical trends.  In order to record our accounts receivable at their net realizable value, we must also assess their collectibility. A considerable amount of judgment is required in order to make this assessment including a detailed analysis of the aging of our receivables and the current creditworthiness of our customers and an analysis of historical bad debts and other adjustments. We have recorded allowances for receivables which we believe are uncollectible, including amounts for the resolution of potential credit and other collection issues such as disputed invoices, customer satisfaction claims and pricing discrepancies. However, depending on how such potential issues are resolved, or if the financial condition of any of our customers were to deteriorate and their ability to make required payments became impaired, increases in these allowances may be required. We actively manage our accounts receivable to minimize credit risk, and as of September 30, 2005, we have no individual customer that constitutes more than 10% of our accounts receivable.

Inventories

In order to record our inventory at its lower of cost or market value, we regularly assess the ultimate realizability of our inventory. We adjust our inventory balance based on historical usage, inventory turnover and product life cycles through the recording of a provision which we include in cost of sales. In certain circumstances such as the introduction of a new product, we may make judgments as to future demand and compare that with the current or committed inventory levels. Where we have determined that the future demand is lower than our current inventory levels, we adjust our inventory balance accordingly. In addition, we have outsourced the manufacturing of substantially all of our GCS products. We may be obligated to purchase certain excess inventory levels from our outsourced manufacturer that could result from our actual sales of product varying from forecast, in which case we may need to record additional inventory provisions in the future.

Deferred Tax Assets and Tax Liabilities

Our deferred tax assets are primarily a result of deductible temporary differences related to pension and other accruals, as well as tax credit carryforwards and net operating loss carryforwards which are available to reduce taxable income in future periods.  A considerable amount of judgment is required in estimating the amount of deferred tax assets to recognize in the financial statements.  In determining whether or not a valuation allowance is required, we must consider, among other things, historical results for both book and tax purposes and expectations of future book and taxable income.

The Company is directly responsible for all U.S. federal, state, local or foreign tax audit issues for periods subsequent to the distribution.  Significant judgment is required in determining the worldwide provision for income taxes.  While it is often difficult to predict the final outcome or the timing of resolution of tax issues, the Company establishes tax reserves based on estimates of additional taxes and interest due with respect to certain positions that may not be sustained on review by tax authorities.  The Company adjusts these reserves in light of changing facts and circumstances, including the results of tax audits and changes in tax law.  The Company believes that its tax reserves reflect the probable outcome of known contingencies.

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

Goodwill impairment is determined using a two-step approach.  The first step of the goodwill test is used to identify potential impairment by comparing the fair value of a reporting unit, which is one level below our operating segments, with its carrying amount, including goodwill.  The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill.  If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.  We conducted the required annual goodwill impairment review during the fourth quarter of fiscal 2005.  We completed updated valuations for all reporting units with goodwill as of September 30, 2005 using a discounted cash flow approach based on forward-looking information regarding market share, revenues and costs for each reporting unit as well as appropriate discount rates. As a result, we determined that goodwill was not impaired as of September 30, 2005.

Restructuring Programs

We recorded a restructuring charge during the fourth quarter of fiscal 2005 in accordance with SFAS 146.  The restructuring charge includes employee termination benefits as well as accruals for vacating leased premises and terminating operating leases.  In connection with our acquisition of Tenovis, we recorded restructuring charges in accordance with EITF 95-3 for termination benefits to be paid to former Tenovis employees.  In prior years, we recorded restructuring charges in accordance with EITF 94-3.  The balance remaining from these past restructurings relate to leased premises that have been vacated.

A significant amount of judgment is required in estimating the amount of restructuring charges to record.  Estimates used to determine employee termination benefit payments may differ from actual amounts to be paid.  Estimates used to establish reserves related to real estate lease obligations have been reduced for sublease income that we believe is probable.  Because certain of our real estate lease obligations extend through fiscal year 2021, assumptions were made as to the timing, availability and amount of sublease income that we expect to receive. In making these assumptions, we considered many variables such as the vacancy rates of commercial real estate in the local markets and the market rate for sublease rentals.  Because we are required to project sublease income for many years into the future, our estimates and assumptions regarding the commercial real estate market that we used to calculate future sublease income may be materially different from actual sublease income.  If our sublease income estimates were too high, we would incur additional real estate lease obligation charges.  Conversely, if our sublease income estimates were too low, we would be required to reverse charges and recognize income.

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

Our pension and postretirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions, including the discount rate and expected long-term rate of return on plan assets. Material changes in our pension and postretirement benefit costs may occur in the future due to changes in these assumptions, changes in the number of plan participants, changes in the level of benefits provided, changes in asset levels and changes in legislation.

The discount rate is subject to change each year, consistent with changes in applicable high-quality, long-term corporate bond indices. Based on the expected duration of the benefit payments for our U.S. pension plans, we refer to applicable indices, such as Moody’s AA Corporate Bond Index and the Citigroup Pension Discount Curve, to select a rate at which we believe the U.S. pension benefits could be effectively settled. Based on the published rates as of September 30, 2005, we used a discount rate of 5.50%, a decline of 25 basis points from the 5.75% rate used as of September 30, 2004. For the fiscal year ended September 30, 2005, this had the effect of increasing our projected pension benefit obligation by approximately $90 million, and our accumulated postretirement benefit obligation by approximately $22 million. For fiscal 2006, this has the effect of increasing pension service cost by approximately $1 million. The estimated impact on postretirement service cost is less than $1 million.

The expected long-term rate of return on U.S. pension and postretirement plan assets is selected by taking into account the expected duration of the projected benefit obligation for the plans, the targeted asset mix of the plans, and whether the plan assets are actively managed. The forward-looking assumptions underlying our expected long-term rate of return are developed by our investment adviser and reviewed by us for reasonableness. The return and risk assumptions consider such factors as anticipated long-term performance of individual asset classes, risk premium for active management based on qualitative and quantitative analysis and correlations of the asset classes that comprise the asset portfolio. Based on the study completed this year, the expected rate of return on the pension plan assets will remain unchanged at 9.0% for fiscal 2006, and the expected rate of return on postretirement plan assets will be changed from 7.25% to 7.0% for fiscal 2006. A 25 basis point change in the expected long-term rate of return would result in approximately a $6 million change in our pension expense and less than $1 million change in our postretirement expense.

The market-related value of our plan assets is developed using a 5-year smoothing technique. The market-related value as of the measurement date is calculated as follows: (1) A preliminary market-related value is calculated by adjusting the market-related value at the beginning of the year for payments to and from plan assets and the expected return on assets during the year. The expected return on assets represents the expected long-term rate of return on plan assets adjusted up to plus or minus 2% based on the actual 10-year average rate of return on plan assets. (2) The final market-related value is determined by adding to the preliminary market-related value from (1) above 20% of the difference between the actual return and expected return for each of the past five years.

Commitments and Contingencies

We are subject to legal proceedings related to environmental, product, employment, intellectual property, licensing and other matters.  In addition, we are subject to indemnification and liability sharing claims by Lucent under the terms of the Contribution and Distribution Agreement. In order to determine the amount of reserves required, we assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required for these contingencies is made after analysis of each individual issue. The estimates of required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy. Assessing the adequacy of any reserve for matters for which we may have to indemnify Lucent is especially difficult, as we do not control the defense of those matters and have limited information. In addition, estimates are made for our repurchase obligations related to products sold to various distributors who obtain financing from certain third party lending institutions, as described in Note 17 “Commitments and Contingencies” to our Consolidated Financial Statements.

Accounting for Stock Options

During fiscal 2005 and prior years, we accounted for stock options in accordance with Accounting Principles Board Opinion 25 and disclosed the pro forma effect of expensing stock options in accordance with FAS 123.  Effective October 2005, we have adopted FAS 123(R), which requires us to recognize compensation expense in our financial statements for the fair value of stock options we issue.  Both FAS 123 and FAS 123 (R) require management to make assumptions regarding the expected life of the options, the expected liability of the options and other items in determining estimated fair value.  Changes to the underlying assumptions may have significant impact on the underlying value of the stock options, which could have a material impact on our financial statements.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f).  Management (with the participation of our principal executive officer and principal financial officer) conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that internal control over financial reporting was effective as of September 30, 2005 based on criteria in Internal Control — Integrated Framework issued by COSO.  Management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, and PricewaterhouseCoopers LLP has issued an attestation report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting, which is included herein.

/s/ Donald K. Peterson	/s/ Garry K. McGuire

Chairman and Chief Executive Officer	Chief Financial Officer and Senior Vice President, Corporate Development

December 13, 2005	December 13, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Avaya Inc.:

We have completed an integrated audit of Avaya Inc.’s (the “Company”) 2005 consolidated financial statements and of its internal control over financial reporting as of September 30, 2005 and audits of its 2004 and 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders’ equity and of comprehensive income (loss), and of cash flows present fairly, in all material respects, the financial position of the Company at September 30, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2005 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of September 30, 2005 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria.  Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control - Integrated Framework issued by the COSO.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.  We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Florham Park, New Jersey

December 13, 2005

AVAYA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended September 30,
Dollars in millions, except per share amounts	2005	2004	2003
REVENUE
Sales of products	$2,294	$2,048	$1,880
Services	1,971	1,761	1,645
Rental and managed services	637	260	271
	4,902	4,069	3,796
COSTS
Sales of products	1,049	928	944
Services	1,297	1,064	1,070
Rental and managed services	259	132	143
	2,605	2,124	2,157
GROSS MARGIN	2,297	1,945	1,639

OPERATING EXPENSES
Selling, general and administrative	1,583	1,274	1,240
Research and development	394	348	336
Restructuring charges	22	—	—
TOTAL OPERATING EXPENSES	1,999	1,622	1,576

OPERATING INCOME	298	323	63
Other expense, net	(32)	(15)	(29)
Interest expense	(19)	(66)	(78)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	247	242	(44)
(Benefit from) provision for income taxes	(676)	(49)	84

INCOME (LOSS) FROM CONTINUING OPERATIONS	923	291	(128)

(LOSS) INCOME FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES	(2)	5	40

NET INCOME (LOSS)	$921	$296	$(88)

Earnings (Loss) Per Common Share - Basic:
Earnings (loss) per share from continuing operations	$1.95	$0.66	$(0.34)
Earnings per share from discontinued operations	—	0.01	0.11
Earnings (loss) per share	$1.95	$0.67	$(0.23)

Earnings (Loss) Per Common Share - Diluted:
Earnings (loss) per share from continuing operations	$1.89	$0.63	$(0.34)
Earnings per share from discontinued operations	—	0.01	0.11
Earnings (loss) per share	$1.89	$0.64	$(0.23)

See Notes to Consolidated Financial Statements.

AVAYA INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of September 30,
Dollars in millions, except per share amounts	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$750	$1,617
Accounts receivable, less allowances of $58 million and $48 million as of September 30, 2005 and 2004, respectively	862	696
Inventory	288	239
Deferred income taxes, net	143	27
Other current assets	128	145
TOTAL CURRENT ASSETS	2,171	2,724
Property, plant and equipment, net	738	509
Deferred income taxes, net	911	400
Intangible assets	337	75
Goodwill	914	257
Other assets	148	194
TOTAL ASSETS	$5,219	$4,159

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	402	345
Debt maturing within one year	5	299
Payroll and benefit obligations	300	328
Deferred revenue	244	178
Other current liabilities	368	273
TOTAL CURRENT LIABILITIES	1,319	1,423
Long-term debt	25	294
Benefit obligations	1,561	1,263
Deferred income taxes, net	96	—
Other liabilities	257	385
TOTAL NON-CURRENT LIABILITIES	1,939	1,942

Commitments and contingencies

STOCKHOLDERS’ EQUITY
Series A junior participating preferred stock, par value $1.00 per share, 7.5 million shares authorized; none issued and outstanding	—	—
Common stock, par value $0.01 per share, 1.5 billion shares authorized, 471,328,963 and 455,827,524 issued (including 207,053 and 0 treasury shares) as of September 30, 2005 and 2004, respectively	5	5
Additional paid-in-capital	2,895	2,592
Accumulated deficit	(53)	(974)
Accumulated other comprehensive loss	(883)	(829)
Less: treasury stock at cost	(3)	—
TOTAL STOCKHOLDERS’ EQUITY	1,961	794

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$5,219	$4,159

See Notes to Consolidated Financial Statements.

AVAYA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND OF COMPREHENSIVE INCOME (LOSS)

					Accumulated
			Additional		Other		Total	Comprehensive
	Number	Common	Paid-In	Accumulated	Comprehensive	Treasury	Stockholders’	Income
Dollars in millions, shares in thousands	of Shares	Stock	Capital	Deficit	Loss	Stock	Equity	(Loss)
Balance as of September 30, 2002	364,195	$4	$1,693	$(1,182)	$(512)	$(3)	$—
Issuance of common stock through public offering	34,500		349				349
Issuance of common stock in connection with the LYONs Exchange offer, net of tax	13,670		57				57
Issuance of common stock to employees under the stock purchase plan	3,942		16				16
Issuance of common stock - other awards	2,570		31				31
Issuance of warrants	—		5				5
Purchase of treasury stock	(321)					(3)	(3)
Net loss				(88)			(88)	$(88)
Minimum pension liability, net of tax effect of $93 and valuation allowance of ($93)					(237)		(237)	(237)
Foreign currency translation					70		70	70
Total comprehensive loss								$(255)
Balance as of September 30, 2003	418,556	$4	$2,151	$(1,270)	$(679)	$(6)	$200
Issuance of common stock through public offering	14,039	1	248				249
Issuance of common stock / treasury stock for pension contribution funding	6,959		84			27	111
Issuance of common stock to employees under the stock purchase plan	1,055		91				91
Issuance of common stock / treasury stock for Lucent Shareowners Settlement	1,822		21			3	24
Other stock transactions	15,138		(3)				(3)
Purchase of treasury stock	(1,741)					(24)	(24)
Net income				296			296	$296
Minimum pension liability, net of tax effect of $65 and valuation allowance of ($65)					(166)		(166)	(166)
Unrealized holding losses on available for sale securities					(3)		(3)	(3)
Cumulative translation adjustment for sale of Connectivity Solutions					(32)		(32)	(32)
Foreign currency translation					51		51	51
Total comprehensive income								$146
Balance as of September 30, 2004	455,828	$5	$2,592	$(974)	$(829)	$—	$794
Issuance of common stock in connection for LYONs exchange offer, net of tax	20,546		299				299
Retirement of common shares repurchased	(11,525)		(107)				(107)
Issuance of common stock to employees under the stock purchase plan	1,419		49				49
Tax benefits from employee stock option plans	—		50				50
Other stock transactions	5,061		12				12
Purchase of treasury stock	(207)					(3)	(3)
Net income				921			921	$921
Minimum pension liability, net of tax effect of $15					(13)		(13)	(13)
Foreign currency translation					(41)		(41)	(41)
Total comprehensive income								$867
Balance as of September 30, 2005	471,122	$5	$2,895	$(53)	$(883)	$(3)	$1,961

See Notes to Consolidated Financial Statements.

AVAYA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30,
Dollars in millions	2005	2004	2003
OPERATING ACTIVITIES:
Net income (loss)	$921	$296	$(88)
Less: (loss) income from discontinued operations, net	(2)	5	40
Income (loss) from continuing operations	923	291	(128)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Business restructuring charges (reversals), net	17	(1)	(21)
Depreciation and amortization	272	147	171
Provision for uncollectible receivables	18	9	12
Deferred taxes, including reversal of valuation allowance	(601)	8	68
Reversal of tax liabilities related to audit settlement	(124)	(47)	—
Loss on extinguishment of debt, net	44	42	34
Litigation settlements	—	(23)	25
Amortization of restricted stock units	10	15	31
Gain on curtailment of pension and postretirement plans	—	—	(46)
Adjustments for other non-cash items, net	3	37	8
Changes in operating assets and liabilities, net of effects of acquired businesses:
Receivables	(68)	2	184
Inventory	56	34	77
Restricted cash	9	28	(27)
Accounts payable	(15)	—	(80)
Payroll and benefits	(89)	77	(139)
Accrued interest payable on long-term debt	(17)	(70)	(49)
Restructuring reserve	(17)	(24)	(83)
Deferred revenue	2	16	22
Other assets and liabilities	(89)	(62)	110
NET CASH PROVIDED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	334	479	169
INVESTING ACTIVITIES:
Capital expenditures	(147)	(81)	(57)
Capitalized software development costs	(59)	(38)	(29)
Acquisitions of businesses, net of cash acquired	(421)	(128)	—
(Payments) Proceeds from sales of discontinued operations	(3)	260	—
Proceeds from sale of Commscope common stock	—	28	—
Proceeds from sale of property, plant and equipment	52	—	21
Investments in marketable securities	—	(9)	—
Other investing activities, net	20	(11)	5
NET CASH (USED FOR) PROVIDED BY INVESTING ACTIVITIES FROM CONTINUING OPERATIONS	(558)	21	(60)
FINANCING ACTIVITIES:
Issuance of common stock	49	342	368
Repurchase of common stock	(107)	—	—
Issuance of long-term debt	—	—	216
Repayment of long-term borrowings	(580)	(404)	(156)
Other financing activities, net	—	(2)	(7)
NET CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	(638)	(64)	421
Effect of exchange rate changes on cash and cash equivalents	(5)	10	11
Net (decrease) increase in cash and cash equivalents from continuing operations	(867)	446	541
Net (decrease) increase in cash and cash equivalents from discontinued operations	—	(21)	54
Cash and cash equivalents at beginning of fiscal year	1,617	1,192	597
Cash and cash equivalents at end of fiscal year	$750	$1,617	$1,192

See Notes to Consolidated Financial Statements.

AVAYA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

Avaya Inc. (the “Company” or “Avaya”) provides communication systems, applications and services for enterprises, including businesses, government agencies and other organizations. The Company’s product offerings include Internet Protocol (“IP”) telephony systems and traditional voice communications systems, multi-media contact center infrastructure and applications in support of customer relationship management, unified communications applications and appliances, such as IP telephone sets. The Company supports its broad customer base with comprehensive global service offerings that enable customers to plan, design, implement, monitor and manage their communications networks.  Beginning in the first quarter of fiscal 2005, the Company is managing its business based on two operating segments: Global Communications Solutions (“GCS”), which includes the prior reportable segments of Enterprise Communications Group and Small and Medium Business Solutions, and Avaya Global Services (“AGS”).

We were incorporated under the laws of the State of Delaware under the name “Lucent EN Corp.” on February 16, 2000, as a wholly owned subsidiary of Lucent Technologies Inc. (“Lucent”). As of June 27, 2000, our name was changed to “Avaya Inc.” On September 30, 2000, Lucent contributed its enterprise networking business to us and distributed all of the outstanding shares of our capital stock to its shareowners.  We refer to these transactions in this Annual Report as the “distribution.”  Prior to the distribution, we had no material assets or activities as a separate corporate entity.  Following the distribution, we became an independent public company, and Lucent has no continuing stock ownership interest in us.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Avaya and its subsidiaries.  All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The Consolidated Financial Statements and related disclosures are prepared in conformity with accounting principles generally accepted in the United States of America.  Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported.  These estimates include assessing the collectibility of accounts receivable, sales returns and allowances, the use and recoverability of inventory, the realization of deferred tax assets, business restructuring reserves, pension and postretirement benefit costs, the fair value of assets and liabilities acquired in business combinations and useful lives and impairment of tangible and intangible assets, among others.  The markets for the Company’s products are characterized by intense competition, rapid technological development and frequent new product introductions, all of which could affect the future recoverability of the Company’s assets.  Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the Consolidated Financial Statements in the period they are determined to be necessary.  Actual results could differ from these estimates.

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

Revenue Recognition

The Company derives revenue primarily from the sale and service of communication systems and applications. In accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”), revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable, collectibility is reasonably assured, contractual obligations have been satisfied, and title and risk of loss have been transferred to the customer.

The Company’s products are sold directly through its worldwide sales force and indirectly through its global network of distributors, dealers, value-added resellers and system integrators.  The purchase price of the Company’s systems and applications typically includes installation and a warranty for up to one year.  Revenue from the direct sales of products that include installation services is recognized at the time the products are installed, after satisfaction of all the terms and conditions of the underlying customer contract.  When the Company provides a combination of products and services to customers, the arrangement is evaluated under Emerging Issues Task Force Issue (“EITF”) No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), which is effective for the Company for transactions entered into after July 1, 2003.  EITF 00-21 addresses certain aspects of accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. The application of EITF 00-21 did not have a material effect on the Company’s consolidated results of operations, financial position or cash flows.

The Company’s indirect sales to distribution partners are generally recognized at the time of shipment if all contractual obligations have been satisfied.  The Company accrues a provision for estimated sales returns and other allowances and deferrals relating to inventory levels held by distributors, promotional marketing programs, etc. as a reduction of revenue at the time of revenue recognition, as required by EITF 01-9 “Accounting for Consideration Given by a Vendor to a Customer” and SAB 104.

The Company also derives revenue from: (i) supplemental maintenance services, including services provided under contracts to monitor and optimize customers’ communications network performance, and on a time and materials basis; (ii) professional services for implementation and integration of converged voice and data networks, network security and unified communications; and (iii) managed services provided to customers who have chosen bundled solutions and enhanced services not included in basic maintenance contracts for messaging and other parts of communications systems.  Maintenance contracts typically have terms that range from one to five years.  Contracts for professional services typically have terms that range from two to four weeks for standard solutions and from six months to one year for customized solutions.  Contracts for managed services typically have terms that range from one to seven years.  Revenue from services performed under managed services arrangements, professional services and services performed under maintenance contracts is accounted for in accordance with FASB Technical Bulletin No. 90-1 “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts”, and is deferred and recognized ratably over the term of the underlying customer contract or at the end of the contract, when obligations have been satisfied.  For services performed on a time and materials basis, revenue is recognized upon performance.

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

Amortization of capitalized software development costs begins when the product is available for general release to customers. Amortization is recognized on a product-by-product basis on the greater of either the ratio of current gross revenues to the total of current and anticipated future gross revenues, or the straight-line method over a period of up to two years.  Unamortized capitalized software development costs determined to be in excess of net realizable value of the product are expensed immediately.  As of September 30, 2005 and 2004, the Company had unamortized software development costs of $73 million and $53 million, respectively.   Amortization expense of $36 million, $28 million and $25 million was recorded for the fiscal years 2005, 2004 and 2003, respectively, and was included as a component of gross margin for each year.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or fewer when purchased are considered to be cash equivalents. These short-term investments are stated at cost, which approximates market value. The Company’s cash and cash equivalents are invested in various investment grade institutional money market accounts.

Restricted Cash

As of September 30, 2005 and 2004, the Company had $1 million and $10 million, respectively, of restricted cash included in other current assets and other assets in the Consolidated Balance Sheets.  This cash is restricted in use and has been pledged to secure letters of credit, surety bonds and other purchase guarantees that ensure the Company’s performance or payment to third parties in accordance with specified terms and conditions.

Accounts Receivable

Accounts receivable are recorded net of reserves for sales returns and allowances, and provisions for doubtful accounts.  The allowances are based on an analysis of historical trends, aging of accounts receivable balances and on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history.

Inventory

Inventory includes goods awaiting sale (finished goods) and goods to be consumed directly or indirectly in production (raw materials and supplies). Included with finished goods inventory is equipment that is being installed at customer locations for various installations that are not yet complete.  Inventory is stated at the lower of cost, determined on a first-in, first-out basis, or market. Reserves to reduce the inventory to market value are based on current inventory levels, historical usage and product life cycles for the various inventory types.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is determined using a straight-line method over the estimated useful lives of the various asset classes. Estimated lives range from three to 10 years for machinery and equipment, five years for rental equipment and up to 40 years for buildings.

Major improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the Consolidated Balance Sheets and any gain or loss is reflected in the Consolidated Statements of Operations.

Certain costs of computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over three to seven years. General and administrative costs, overhead, maintenance and training, as well as the cost of software that does not add functionality to the existing system, are expensed as incurred. As of September 30, 2005 and 2004, the Company had unamortized internal use software costs of $131 million and $103 million, respectively.

Goodwill, Other Intangible and Long-lived Assets

Goodwill is the excess of the purchase price over the fair values assigned to the net assets acquired in business combinations.  Goodwill is not amortized, but instead is subject to periodic testing for impairment.  Goodwill of a reporting unit, which is one level below the Company’s operating segments, is tested for impairment on an annual basis or between annual tests if events occur or circumstances change indicating that the fair value of a reporting unit may be below its carrying amount.  Goodwill impairment is determined using a two-step approach in accordance with SFAS 142 using a discounted cash flow approach based on forward looking information regarding market share and costs for each reporting unit as well as an appropriate discount rate.

Intangible and other long-lived assets are reviewed for impairment whenever events such as product discontinuance, product dispositions or other changes in circumstances indicate that the carrying amount may not be recoverable.  In reviewing for impairment, the Company compares the carrying value of the relevant assets to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition.  When the estimated undiscounted future cash flows are less than their carrying amount, an impairment loss is recognized equal to the difference between the assets’ fair value and its carrying value. Intangible assets include existing technology, customer relationships, trademarks and other intangibles.

Investments

The Company’s investment portfolio as of September 30, 2005 consists primarily of investments that are generally concentrated in the emerging communications technology industry. These investments are carried at market value, if readily determinable, or cost, and are included in other assets. Investments that are carried at market value are reported at fair value with the unrealized gains or losses recorded in other comprehensive income.

During fiscal 2005 and 2004, the Company had investments accounted for under the cost and equity methods in addition to investments carried at fair value. The Company’s share of earnings or losses from equity method investments is recorded in other expense, net. Investments are periodically reviewed for impairment and a write down is recorded whenever declines in fair value below carrying value are considered to be other than temporary. In making this determination, the Company considers, among other factors, sustained decreases in quoted market prices and a series of historic and projected operating losses by the investee. During fiscal 2004 the Company acquired a controlling interest in AGC.  AGC had been previously accounted for as an equity method investment. As of September 30, 2005 and 2004, the Company had investments of $11 million and $9 million, respectively, which are included in other current assets disclosed on the Consolidated Balance Sheets.

Financial Instruments

The Company uses various financial instruments, including interest rate swap agreements and foreign currency forward contracts, to manage and reduce risk to the Company by generating cash flows that offset the cash flows of certain transactions in foreign currencies or underlying financial instruments in relation to their amount and timing.  The Company’s derivative financial instruments are used as risk management tools and not for speculative or trading purposes.  These derivative instruments represent assets and liabilities and are classified as other current assets or other current liabilities on the Consolidated Balance Sheets.  Gains and losses on the changes in the fair values of the Company’s derivative instruments are included in other expense, net.

As permitted under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), the Company has elected not to designate its forward contracts as hedges thereby precluding the use of hedge accounting for these instruments.  Such treatment could result in a gain or loss from fluctuations in exchange rates related to a derivative contract which is different from the loss or gain recognized from the underlying forecasted transaction.  However, the Company has procedures to manage risks associated with its derivative instruments, which include limiting the duration of the contracts, typically six months or fewer, and the amount of the underlying exposures that can be economically hedged.  Historically, the gains and losses on these transactions have not been significant.

The Company also utilizes non-derivative financial instruments including letters of credit and commitments to extend credit.

Restructuring Programs

The Company accounts for exit or disposal activities initiated after December 31, 2002, in accordance with SFAS No. 146, “Accounting For Costs Associated with Exit or Disposal Activities” (“SFAS 146”).

In accordance with SFAS 146, a business restructuring is defined as an exit activity that includes but is not limited to a program that is planned and controlled by management, and materially changes either the scope of a business or the manner in which that business is conducted.  Business restructuring charges include (i) one-time termination benefits related to employee separations, (ii) contract termination costs and (iii) other associated costs such as consolidating or closing facilities and relocating employees.

A liability is recognized and measured at its fair value for one-time termination benefits once the plan of termination is communicated to affected employees and it meets all of the following criteria: (i) management commits to a plan of termination, (ii) the plan identifies the number of employees to be terminated and their job classifications or functions, locations and the expected completion date, (iii) the plan establishes the terms of the benefit arrangement and (iv) it is unlikely that significant changes to the plan will be made or the plan will be withdrawn.  Contract termination costs include costs to terminate a contract or costs that will continue to be incurred under the contract without benefit to the Company.  A liability is recognized and measured at its fair value when the Company either terminates the contract or ceases using the rights conveyed by the contract.  A liability is recognized and measured at its fair value for other associated costs in the period in which the liability is incurred.

Prior to December 31, 2002, the Company accounted for its restructuring activities in accordance with EITF No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”).

Pension and Postretirement Benefit Obligations

The Company maintains defined benefit pension plans covering the majority of its employees, which provide benefit payments to vested participants upon retirement.  The Company also provides certain postretirement healthcare and life insurance benefits to eligible employees.  These pension and other postretirement benefit plans are accounted for in accordance with SFAS 87, “Employers’ Accounting for Pensions” and SFAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” which require costs and the related obligations and assets arising from the pension and other postretirement benefit plans to be accounted for based on actuarially determined estimates.  The plans use different factors, including age, years of service and eligible compensation, to determine the benefit amount for eligible participants.  The Company funds its pension plans in compliance with applicable laws. See Note 13 “Benefit Obligations” for a discussion of amendments made to the Company’s pension and postretirement plans which froze benefits accruals and additional participation in the plans for its U.S. management employees effective December 31, 2003.

Stock Compensation

Certain of the Company’s employees participate in stock option plans and stock purchase plans. The Company applies the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”)

and related interpretations in accounting for such stock compensation. Accordingly, no stock-based employee compensation cost related to stock options is reflected in the Company’s Consolidated Statements of Operations, as all options granted under the plan had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. The Company records compensation expense for the amortization of restricted stock units issued to employees based on the fair market value of the restricted stock units at the date of grant over the vesting period, which is typically three years.

The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (“SFAS 148”).

	Year ended September 30,
Dollars in millions, except per share amounts	2005	2004	2003
Net income (loss) available to common stockholders, as reported	$921	$296	$(88)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	6	9	19
(Deduct) add: Total stock compensation (expense) income determined under the fair value based method, net of related tax effects	(69)	(31)	20
Net income (loss) available to common stockholders, pro forma	$858	$274	$(49)

Earnings (Loss) per Common Share - Basic:
As reported	$1.95	$0.67	$(0.23)
Pro forma	1.81	0.63	(0.13)

Earnings (Loss) per Common Share - Diluted:
As reported	$1.89	$0.64	$(0.23)
Pro forma	1.76	0.60	(0.13)

In July 2005, the Company’s Board of Directors approved a plan to accelerate the vesting of certain outstanding stock options exercisable for Avaya common stock.  Based on this action, all stock options outstanding as of July 26, 2005 having an exercise price greater than or equal to $13 per share vested and became fully exercisable as of that date. Aside from the acceleration of the vesting date, the terms and the conditions of the stock option award agreements governing the underlying stock options grants remained unchanged. As a result of this plan, options to purchase approximately 10.2 million shares became exercisable. This action will result in stock option expense to be recorded in the Consolidated Statements of Operations over the next three fiscal years in accordance with SFAS 123 (revised 2004) “Share-Based Payment” (“SFAS 123(R)”) to be approximately $62 million lower on a pre-tax basis than the expense would have been if the vesting had not been accelerated. As a result of the accelerated vesting, the pro forma stock-based employee compensation expense for the fourth quarter of fiscal 2005 increased by $62 million.

The fair value of stock options used to compute pro forma net loss resulted in additional income in fiscal 2003 because a substantial number of previously granted options were either forfeited or expired and the cumulative reversal of pro forma expense related to these options exceeded the pro forma expense related to the remaining outstanding options.

The fair value of stock options used to compute pro forma net loss disclosures is the estimated fair value of an option at grant date using the Black-Scholes option-pricing model with the following assumptions:

	Year ended September 30,
	2005	2004	2003
WEIGHTED AVERAGE ASSUMPTIONS:
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	64.8%	73.6%	75.0%
Risk-free interest rate	3.2%	2.6%	2.7%
Expected holding period (in years)	3.0	3.0	3.8

Income Taxes

Income taxes are accounted for under the asset and liability method.  Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.  Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Consolidated Statements of Operations in the period that includes the enactment date.  A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

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

3. Recent Accounting Pronouncements

SFAS 123(R)

In December 2004, the FASB issued SFAS 123(R), which requires the Company to recognize compensation expense for stock options and discounts under employee stock purchase plans granted to employees based on the estimated fair value of the equity instrument at the time of grant.  Currently, the Company discloses the pro forma net income and earnings per share as if the Company applied the fair value recognition provisions of SFAS 123 as amended by SFAS 148.  The requirements of SFAS 123(R) are effective for the Company beginning in the first quarter of fiscal 2006.  We will recognize compensation expense for stock-based awards issued after October 1, 2005 on a straight-line basis over the requisite service period for the entire award.  We also expect to record expense of approximately $6 million in fiscal 2006 and $2 million in fiscal 2007 related to previously-issued, unvested stock options for which vesting has not been accelerated.  Beginning October 1, 2005, upon the adoption of SFAS 123(R), the Company plans to begin using a binomial model in calculating estimated fair value of stock options.  The binomial model uses more inputs than the Black-Scholes model, and management believes use of the binomial model will result in a better estimate of fair value than was previously used for purposes of determining the pro-forma impact of SFAS 123.  The Company issued 4.6 million options in October 2005, which were valued using the binomial method, resulting in estimated aggregate fair value of $21 million which will be expensed ratably over the three-year vesting period.

FSP SFAS 123(R)-1

In August 2005, the FASB issued FSP 123(R)-1, which defers the requirement of SFAS 123(R) that a freestanding financial instrument originally subject to SFAS 123(R) becomes subject to the recognition and measurement requirements of other applicable GAAP when the rights conveyed by the instrument to the holder are no longer dependent on the holder being an employee of the Company.  A freestanding financial instrument issued to an employee in exchange for past or future employee services that is subject to SFAS 123(R) will continue to be subject to the recognition and measurement provisions of SFAS 123(R) throughout the life of the instrument, unless the terms are modified when the holder is no longer an employee.  The requirements of FSP SFAS 123(R)-1 are effective upon the initial adoption of SFAS 123(R), which is beginning in the first quarter of fiscal 2006. The adoption of SFAS 123(R)-1 is not expected to have a material impact on the Company’s Consolidated Financial Statements.

SFAS 154

In May, 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – a Replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”).  SFAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle.  SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented using the new accounting principle.  SFAS 154 is effective for accounting changes and corrections of errors in fiscal years beginning after December 15, 2005.  The Company will apply the requirements of SFAS 154 on any changes in principle made on or after October 1, 2006.

FIN 47

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an Interpretation of

FASB Statement No. 143” (“FIN 47”).  FIN 47 clarifies the term “conditional asset retirement obligation” used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations,” and refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the Company.  The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Accordingly, FIN 47 requires the Company to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated.  The fair value of a liability for the conditional asset retirement obligation is to be recognized when incurred.  FIN 47 will be effective for the Company no later than the end of its 2006 fiscal year.  The implementation of this interpretation is not expected to have a material effect on the Company’s Consolidated Financial Statements.

FIN 46-R-5

In March 2005, FASB issued Interpretation No. 46(R)-5, “Implicit Variable Interests under FASB Interpretation No. 46” (“FIN 46(R)-5”).  This interpretation further expands and clarifies current accounting guidance for variable interest entities addressing whether a reporting enterprise should consider whether it holds an implicit variable interest in a variable interest entity or potential variable interest entity when certain specific conditions exist.  The Company adopted the guidance in this interpretation as of March 2005.  The adoption of FIN 46(R)-5 did not have a material effect on the Company’s Consolidated Financial Statements.

FSP SFAS 143-1

On June 8, 2005, FASB issued FASB Staff Position (“FSP”) SFAS No. 143-1, “Accounting for Electronic Equipment Waste Obligations,” to address the accounting for obligations associated with Directive on Waste Electrical and Electronic Equipment (“the Directive”) issued by the European Union (“EU”).  The Directive was enacted on February 13, 2003 and directs EU-member countries to adopt legislation to regulate the collection, treatment, recovery and environmentally sound disposal of electrical and electronic waste equipment.  The Directive concludes that commercial users are obligated to retire, in an environmentally sound manner, specific assets that qualify as historical waste.  FSP SFAS 143-1 is effective for reporting periods ending after June 8, 2005.  The adoption of FSP SFAS 143-1 has not materially affected the Consolidated Financial Statements with respect to legislation enacted to date. The Company will continue to evaluate the impact as other EU-member countries enact the legislation.

4. Business Combinations and Other Transactions

Acquisition of Tenovis

On November 18, 2004, the Company completed its acquisition of Tenovis Germany GmbH (“Tenovis”). Tenovis is the parent company of Avaya-Tenovis GmbH & Co. KG (formerly Tenovis GmbH & Co. KG), a major European provider of enterprise communications systems and services. The acquisition of Tenovis significantly expands the Company’s European operations and increases the Company’s access to European customers, particularly in Germany. In connection with the share purchase agreement, the Company paid $381 million in cash (which includes $10 million of transaction fees that were not paid to the sellers) and assumed $287 million in debt, including $17 million of capital lease obligations. Additionally, the Company acquired cash and cash equivalents of $116 million, resulting in a net cash outlay related to the acquisition of $265 million. Results of operations for Tenovis are included in the Company’s consolidated results as of November 18, 2004.

At the date of acquisition, the Company recorded Tenovis’s accounts receivable, inventory, fixed assets, liabilities and identified intangibles at estimated fair value. The remainder of the purchase price in excess of the net assets acquired was recorded as goodwill, which was allocated $400 million to the GCS segment and $206 million to the AGS segment.  None of the goodwill, intangibles or in-process research and development amounts is expected to be deductible for tax purposes.  The Company allocated $298 million to intangible assets (including contractual customer relationships, existing technology and trademarks) based on valuation studies performed with the assistance of third party valuation consultants. These intangible assets are being amortized over their estimated useful lives. The weighted average useful lives of the existing technology, customer relationships and trademarks are 5 years, 6 years and 1.5 years, respectively.  In addition, the Company allocated $1 million to in-process research and development, which was charged to research and development expense in the Consolidated Statements of Operations during the first quarter of fiscal 2005.

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities as of the acquisition date:

Final
Purchase Price
Dollars in millions	Allocation
Cash	$116
Rental equipment	132
Fixed assets	144
Intangible assets and in-process research & development	299
Long-term debt	(287)
Deferred tax liability	(119)
Restructuring	(106)
Pension liability	(314)
Working capital and other assets and liabilities	(90)
Net assets acquired	(225)
Goodwill	606
Purchase price	$381

The Company recorded a restructuring liability of $106 million in connection with the acquisition to reflect the estimate of restructuring-related costs in accordance with EITF 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination.”  This liability is for costs to be incurred to terminate Tenovis employees as part of the integration of Tenovis operations.  The plan, which was completed during fiscal 2005, provides for the termination of certain employees across various Tenovis functional groups and subsidiaries, including sales, operations, finance, human resources, etc.  Most of these positions have already been eliminated. Terminations are planned to be completed by the end of the third quarter of fiscal 2006.  During fiscal 2005, the Company paid cash of $30 million for termination benefits.  The $70 million accrual as of September 30, 2005 reflects  the remaining termination payments, adjusted for foreign currency fluctuations since the acquisition date.  The final termination payment amount per employee is subject to applicable legislation and/or approval by the relevant competent Works Councils or other employee representative organizations.

Management is responsible for estimating the fair value of the assets and liabilities acquired, and has conducted due diligence in determining the fair value. Management has made estimates and assumptions that affect the reported amounts of assets, liabilities and expenses resulting from the acquisition.  Actual results could differ from these amounts.

The following unaudited pro forma financial information presents the Company’s results as if the Tenovis acquisition had occurred at the beginning of the respective periods:

	Year ended September 30,
Dollars in millions, except per share amounts	2005	2004
Revenue	$5,005	$5,073
Net income	$895	$212
Earnings per share - basic	$1.89	$0.48
Earnings per share - diluted	$1.83	$0.47

These pro forma results have been prepared for comparative purposes only and include certain adjustments such as additional estimated depreciation and amortization expense as a result of identifiable intangible assets arising from the acquisition. The pro forma results are not necessarily indicative of the results of operations that actually would have resulted had the acquisition been in effect at the beginning of the respective periods or of future results.

In connection with the acquisition, the Company identified three variable interest entities (“VIEs”) and further determined that the Company, through its ownership of Tenovis, was the primary beneficiary of all three VIEs. However, in accordance with FIN 46(R), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46(R)”), the Company is not required to apply the provisions of FIN 46(R) to two of the VIEs because it is unable to obtain the information necessary to perform the accounting required to consolidate these VIEs. Although the Company has made an effort to gather the required information, management of these two VIEs has declined in writing to transfer any of the necessary financial data to the Company. For information concerning the Company’s one consolidated VIE, see Note 8 “Long-Term Debt” to the Consolidated Financial Statements.  Information concerning the Company’s two non-consolidated VIEs follows below.

The first non-consolidated VIE is a non-U.S. telecommunications hardware manufacturer and service provider. Prior to its acquisition by the Company, Tenovis agreed to purchase from the VIE certain amounts of products and services, and the VIE contracted with Tenovis to provide certain IT services and purchasing services with respect to raw materials. Subsequent to the acquisition of Tenovis, the Company purchased products and services aggregating $36 million. These contracts expire in August 2007. Additionally, the Company is required to pay monthly rental subsidies on the VIE’s premises, and in the event the VIE is unable to pay its portion of the rental payments, the Company is liable for the VIE’s portion as well. During fiscal 2005, the Company paid $1 million in connection with rental subsidies. The maximum exposure to loss as of September 30, 2005 for the remainder of the agreement is the minimum purchase order commitments and the minimum service levels for service contracts of $13 million and the guarantee for rents to be paid by the VIE of $1 million.

The second non-consolidated VIE provides development, testing and quality control services to companies in the telecommunications industry. Prior to the acquisition, Tenovis guaranteed the VIE minimum revenue over a period of three years through guaranteed annual purchase orders. Subsequent to the acquisition of Tenovis and through March 31, 2005, the Company purchased services aggregating $4 million from this VIE. This service contract expired on March 31, 2005 and consequently the entity is no longer considered to be a VIE of the Company.

Other Fiscal 2005 Acquisitions

The respective purchase prices for the following acquisitions were not material, either individually or in the aggregate, to the Consolidated Financial Statements of the Company.  Therefore, disclosures of pro forma financial information have not been presented.

Acquisition of Spectel

On October 4, 2004, the Company completed the purchase of Spectel plc (“Spectel”), a world leader in audio and web conferencing solutions, for $110 million in cash (including $6 million of transaction fees that were not paid to the sellers), net of $3 million of cash acquired. The acquisition enabled the Company to continue to expand its capabilities in conferencing, which is a core business communications technology. In connection with the acquisition, the Company allocated $3 million to in-process research and development, which was charged to research and development expense in the Consolidated Statements of Operations during the first quarter of fiscal 2005.

Acquisition of Minority Interest in Agile Software

On October 15, 2004, the Company acquired a 23% share of Agile Software NZ Limited (“Agile Software”), a software subsidiary of Agile (NZ) Limited, which primarily produces contact center software, as well as other software products. Under terms of the subscription and shareholding agreement, the Company has the option to acquire the remaining equity in Agile Software. This option vests in October 2005 and has no expiration date. The fair value of this purchase option is not material to the Company’s consolidated results of operations, financial position or cash flows. The Company accounts for its investment in Agile Software using the equity method.

Acquisition of RouteScience

On December 15, 2004, the Company acquired substantially all of the assets of RouteScience Technologies, Inc. (“RouteScience”), a software company based in California which focuses on products that monitor, assess and optimize network applications.

Acquisition of Nimcat Networks

On September 16, 2005, the Company acquired Nimcat Networks Incorporated. (“Nimcat”) for $38 million in cash, net of cash acquired.  Nimcat was privately held and headquartered in Ottawa, Canada and is a developer of embedded peer-to-peer IP call processing software.  Results from Nimcat are included in the Company’s Consolidated Financial Statements beginning on September 16, 2005.  In connection with the acquisition, the Company allocated $3 million to in-process research and development, which was charged to research and development expense in the Consolidated Statements of Operations at the date of the acquisition.

Aircraft Transactions

In the fourth quarter of fiscal 2004, the Company reduced the carrying value of its two corporate airplanes and classified them as held for sale. The resulting $10 million impairment charge is included in the calculation of operating income in the Company’s fiscal 2004 results. During fiscal 2005, the Company received proceeds of $52 million on the sales of the two aircraft, which are reflected in net cash used for investing activities.  In November 2004, the Company entered into operating leases for two new aircraft which were delivered during the second half of fiscal 2005.

Fiscal 2004 Acquisitions and Divestitures

Acquisition of a Majority Interest in Tata Telecom

On April 2, 2004, the Company announced an agreement with the Tata Group to acquire its shares of Tata Telecom Ltd. (“Tata Telecom”), a leading voice communications solutions provider in India, representing 25.1% ownership of Tata Telecom.  As of the date of the agreement, the Company owned a 25.5% interest in Tata Telecom.  Under the terms of the agreement, the Company was required to pay 220 Rupees per share.  Statutory requirements in India mandated that the Company also conduct a public tender offer for a minimum of 20% of the outstanding shares of Tata Telecom at a price of 220 Rupees per share. The public tender offer closed in July 2004 with 8.5% of the public shares tendering into the offer.  The sale of the shares by the Tata Group and the tendering shareholders closed on August 4, 2004.  Avaya paid a total of $24 million in August 2004 related to this acquisition, of which $17 million was paid to the Tata Group, $6 million was paid in relation to the public tender offer and Avaya realized a $1 million loss associated with forward exchange contracts, which were used to hedge foreign currency risk associated with the acquisition.  Following the acquisition of these additional equity interests, the Company now owns 59.1% of Tata Telecom.  The Company changed the name of Tata Telecom to Avaya GlobalConnect Limited (“AGC”) and began consolidating its results on August 4, 2004.

Acquisition of Expanets

On November 25, 2003, the Company acquired substantially all of the assets and assumed certain liabilities of Expanets.  Expanets, a subsidiary of Northwestern Corp., was a nationwide provider of networked communications and data products and services to small and mid-sized businesses and prior to the acquisition was one of the Company’s largest dealers.  The acquisition allows the Company to continue providing quality sales and service support for Expanets’ customers and grow its small and mid-sized business.  Under the terms of the asset purchase agreement, the Company paid a purchase price of $117 million, consisting of (i) $55 million in cash paid to Expanets, (ii) $27 million paid to a creditor of Expanets to satisfy a debt obligation of Expanets, (iii) $18 million to Northwestern to finalize working capital adjustments, (iv) $15 million deposited into an escrow account to satisfy certain liabilities of Expanets and (v) $2 million in business combination costs.  The results of the Expanets businesses the Company acquired have been included in the Company’s Consolidated Financial Statements from the date of acquisition on November 25, 2003.

At the date of acquisition, the Company recorded Expanets’ accounts receivable, inventory, fixed assets, liabilities and identified intangibles at estimated fair value.  The remainder of the purchase price in excess of the net assets acquired was recorded as goodwill.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date:

Purchase
Price
Dollars in millions	Allocation
Cash	$3
Accounts receivable	50
Inventory	21
Other assets	6
Fixed assets	3
Intangibles	32
Accounts payable	(42)
Termination obligations	(19)
Other liabilities	(37)
Net assets from discontinued operations	10
Net assets acquired	27
Goodwill	90
Purchase price	$117

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

Goodwill of $90 million was assigned $66 million to the AGS segment and $24 million to the GCS segment.  Of the total, $77 million is expected to be deductible for tax purposes over a 15-year period.

In connection with the acquisition, in accordance with EITF No. 95-3, the Company recorded liabilities of $21 million for termination obligations.  The Company has recognized these obligations as a liability assumed as of the acquisition date.  These termination obligations consisted of $10 million of employee separation costs for approximately 1,750 employees and $11 million related to the closure of redundant real estate facilities.  The Company completed the severance payments during fiscal 2004 and expects to substantially complete the lease termination obligations by fiscal 2007.  During fiscal 2004 and 2005, the Company made cash payments of $11 million and $1 million, respectively.  The balance of $3 million as of September 30, 2005 relates to lease obligations.

Sale of a Portion of Expanets’ Business

Upon the closing of the Expanets acquisition, the Company decided to sell the Expanets businesses that previously distributed other vendors’ products and, accordingly, accounted for this portion of Expanets’ business as a component of discontinued operations.  In the first half of fiscal 2004, the Company sold, in a series of transactions, certain assets and liabilities attributed to these businesses for an aggregate consideration of $13 million, $4 million of which was cash consideration and $9 million of which was in the form of notes receivable.  During fiscal 2004, the Company divested this portion of the Expanets business, collected $8 million of these notes receivable and wrote off the remainder of the receivables.

Results from discontinued operations for these businesses include revenue of $8 million and loss before income taxes of $7 million for fiscal 2004.

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

These pro forma results have been prepared for comparative purposes only and include certain adjustments such as the elimination of intercompany revenue and costs, additional amortization expense as a result of identifiable intangible assets arising from the acquisition and the removal of items included in Expanets’ historical results that did not relate to assets or liabilities acquired by the Company.  The pro forma results are not necessarily indicative of the results of operations that actually would have resulted had the acquisition been in effect at the beginning of the respective periods or of future results.

Sale of Connectivity Solutions

In January 2004, the Company sold certain assets and liabilities of its Connectivity Solutions business to CommScope, Inc. (“CommScope”).  Accordingly, the Company has accounted for this business as a discontinued operation.  On January 31, 2004, the sale of substantially all of Connectivity Solutions was completed, except for the sale of certain international operations, substantially all of which occurred during the remainder of fiscal 2004.  The Company received $256 million of cash, and 1,761,538 shares of CommScope common stock valued at $33 million on the closing date.  The Company paid $9 million in transaction costs relating to the sale.  During the second quarter of fiscal 2004, the Company sold all the shares of CommScope common stock and recognized a pre-tax loss of $5 million, which is included in other expense, net.

The Company recorded an $84 million pre-tax gain from the sale of Connectivity Solutions during fiscal 2004, which is included in income from discontinued operations.  In accordance with the asset purchase agreement between CommScope and the Company, certain liabilities recorded by the Company relating to Connectivity Solutions employees transferred to CommScope were not assumed by CommScope, but are no longer obligations of the Company.  Therefore, included in the gain is a reversal of $27 million of such liabilities that primarily represent employee-related costs for which the Company no longer has an obligation.

The $84 million gain also includes the recognition of $32 million of foreign currency translation adjustments related to the divestiture of Connectivity Solutions’ international operations.  A corresponding decrease has been recorded in the accompanying Consolidated Balance Sheet during fiscal 2004 through accumulated other comprehensive loss to reflect the realization of foreign currency translation adjustments upon the liquidation of these foreign operations.  These foreign currency translation adjustments represent the net unrealized gains and losses arising from changes in exchange rates and the related effect on the translation of assets and liabilities of those international operations.

Listed below are the major classes of assets and liabilities of Connectivity Solutions that were sold and transferred to CommScope during fiscal 2004.

Dollars in millions	September 30, 2003
Assets
Receivables	$68
Inventory	142
Property, plant and equipment	179
Other assets	13
Total assets	$402

Liabilities
Accounts payable	$54
Payroll and benefit obligations	31
Other liabilities	24
Total liabilities	$109
Net assets sold	$293

Discontinued Operations

The following table displays revenue and (loss) income before income taxes from discontinued operations for fiscal 2005, 2004 and 2003:

	Year ended September 30,
Dollars in millions	2005	2004	2003
Revenue from discontinued operations:
Connectivity Solutions	$—	$168	$542
Expanets	—	8	—
Total revenue from discontinued operations	$—	$176	$542

(Loss) income before income taxes from discontinued operations:
Connectivity Solutions
Results of operations	$(2)	$(71)	$49
Gain on sale	—	84	—
Total (loss) income before income taxes for Connectivity Solutions	(2)	13	49
Expanets:
Results of operations	—	(7)	—
Total (loss) income before income taxes from discontinued operations	$(2)	$6	$49

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

5. Goodwill and Intangible Assets

The Company conducted the required annual impairment review during the fourth quarters of fiscal 2005 and 2004 and determined that no goodwill was impaired.

The changes in the carrying value of goodwill for fiscal 2005 and 2004 by operating segment are as follows:

	Global	Avaya
	Communications	Global
Dollars in millions	Group	Services	Total
Balance as of September 30, 2003	$146	$—	$146
Goodwill acquired	38	70	108
Impact of foreign currency exchange rate fluctuations	3	—	3
Balance as of September 30, 2004	$187	$70	$257
Goodwill acquired:
Tenovis	400	206	606
Other acquisitions	87	13	100
Impact of foreign currency exchange rate fluctuations	(32)	(17)	(49)
Balance as of September 30, 2005	$642	$272	$914

The following table presents the components of the Company’s intangible assets as shown in the Consolidated Balance Sheets.

	September 30, 2005			September 30, 2004
	Gross			Gross
	Carrying	Accumulated		Carrying	Accumulated
Dollars in millions	Amount	Amortization	Net	Amount	Amortization	Net
Existing technology	$101	$41	$60	$28	$26	$2
Customer relationships and other intangibles	288	45	243	32	2	30
Total amortizable intangible assets	$389	$86	$303	$60	$28	$32
Minimum pension adjustment	34	—	34	43	—	43
Total intangible assets	$423	$86	$337	$103	$28	$75

During the first quarter of fiscal 2005, the Company acquired $298 million of intangible assets in connection with the acquisition of Tenovis consisting of existing technology of $36 million, customer relationships of $254 million and trademarks of $8 million. Other acquisitions during fiscal 2005 resulted in additional existing technology and customer relationships of $38 million and $7 million, respectively. These acquisitions, as well as the impact of foreign currency translation, resulted in an increase of $330 million in the gross balance of amortizable intangible assets compared to September 30, 2004. The weighted average useful lives of the existing technology, customer relationships and other intangibles are 5 years, 6 years and 5 years, respectively.

During the first quarter of fiscal 2004, the Company acquired $32 million of intangible assets representing customer and agency relationships, in connection with the acquisition of Expanets.

The minimum pension liability represents unrecognized prior service costs.  This intangible asset is not amortized, but may be eliminated or adjusted as necessary when the amount of minimum pension liability is reassessed, which is conducted at least annually.

Amortization expense for the Company’s acquired intangible assets was $59 million, $6 million and $12 million for fiscal 2005, 2004 and 2003, respectively.  The majority of future estimated amortization expense is associated with intangible assets acquired in the Tenovis acquisition.  Estimated future amortization expense is shown in the following table.

Expected future
Dollars in millions	amortization expense
2006	$62
2007	59
2008	58
2009	57
2010	44
2011 and thereafter	23
Future amortization expense	$303

6. Supplementary Financial Information

Statements of Operations Information

	Year ended September 30,
Dollars in millions	2005	2004	2003
DEPRECIATION AND AMORTIZATION:
INCLUDED IN COSTS:
Amortization of software development costs	$36	$28	$25
INCLUDED IN SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Amortization of intangible assets	59	6	12
INCLUDED IN COSTS AND OPERATING EXPENSES:
Depreciation and amortization of property, plant and equipment and internal use software	177	113	134
Total depreciation and amortization	$272	$147	$171

OTHER INCOME (EXPENSE), NET
Loss on long-term debt extinguishment, net	$(44)	$(42)	$(34)
Other financing expenses	(5)	(2)	—
Interest income	24	19	15
Gain on assets sold	1	—	14
Gain (loss) on foreign currency transactions	—	7	(1)
Lucent securities litigation charge	—	—	(25)
Miscellaneous, net	(8)	3	2
Total other income (expense), net	$(32)	$(15)	$(29)

Balance Sheet Information

	Year ended September 30,
Dollars in millions	2005	2004	2003
VALUATION AND QUALIFYING ACCOUNTS

Allowance for Accounts Receivable:
Balance at beginning of period	$48	$86	$118
Charged to costs, expenses and other	83	73	207
Deductions	(73)	(111)	(239)
Balance at end of period	$58	$48	$86

Deferred Tax Asset Valuation Allowance:
Balance at beginning of period	$781	$769	$576
Charged to costs and expenses	174	17	118
Charged to other accounts	(16)	97	93
Deductions/ reversals	(774)	(102)	(18)
Balance at end of period	$165	$781	$769

	September 30,
Dollars in millions	2005	2004
INVENTORY:
Finished goods	$274	$221
Raw materials	14	18
Total inventory	$288	$239

PROPERTY, PLANT AND EQUIPMENT, NET:
Land and improvements	$41	$27
Buildings and improvements	430	394
Machinery and equipment	640	581
Rental equipment	210	—
Assets under construction	7	1
Internal use software	237	175
Total property, plant and equipment	1,565	1,178
Less: Accumulated depreciation and amortization	(827)	(669)
Property, plant and equipment, net	$738	$509

ACCUMULATED OTHER COMPREHENSIVE LOSS:
Cumulative translation adjustment	$48	$89
Minimum pension liability, net of tax	(928)	(915)
Unrealized holding loss on securities classified as available for sale	(3)	(3)
Accumulated other comprehensive loss	$(883)	$(829)

Supplemental Cash Flow Information

	Year ended September 30,
Dollars in millions	2005	2004	2003
ACQUISITION OF BUSINESSES:
Fair value of assets acquired, net of cash acquired	$1,625	$262	$—
Less: Fair value of liabilities assumed	(1,204)	(134)	—
Acquisition of businesses, net of cash acquired	$421	$128	$—

OTHER PAYMENTS:
Interest payments, net of amounts capitalized of $1, $5 and $23, respectively	$19	$61	$52
Income tax payments	$23	$23	$17

NON-CASH TRANSACTIONS:
Issuance of common stock in connection with LYONs conversion	$299	$—	$—
Entrance into capital leases	1	—	—
Issuance of common stock for contribution to pension plan	—	111	—
Issuance of common stock for Lucent Securities Settlement	—	24	—
Investment in equity securities	—	7	—
CommScope common stock received in connection with Connectivity Solutions sale	—	33	—
Notes received as part of the sale of Expanets’ non-Avaya business	—	9	—
Issuance of common stock in connection with LYONs exchange offer	—	—	67
Warrants to purchase common stock issued in LYONs exchange offer	—	—	5
Total non-cash transactions	$300	$184	$72

CASH FLOWS FROM DISCONTINUED OPERATIONS:
Net cash (used for) provided by Operating Activities	$—	$(21)	$57
Net cash used for Investing Activities	—	—	(3)
Net cash (used for) provided by discontinued operations	$—	$(21)	$54

7. Restructuring Programs

Fourth Quarter 2005 Restructuring Plan

During the fourth quarter of fiscal 2005, the Company recorded a $22 million restructuring charge to reorganize our North American sales and service organizations, consolidate facilities and reduce the workforce in order to optimize the cost structure.  The charges described below are presented as restructuring charges in the Consolidated Statements of Operations and are included with Corporate / Other Unallocated Amounts in Note 15 “Operating Segments.”  The following table summarizes the activity related to the fourth quarter fiscal 2005 restructuring liability recorded in accordance with SFAS 146.

	Employee	Lease
	Separation	Termination
Dollars in millions	Costs	Obligations	Total
Balance as of September 30, 2004	$—	$—	$—
Charges	12	10	22
Cash payments	(5)	—	(5)
Balance as of September 30, 2005	$7	$10	$17

The fourth quarter fiscal 2005 restructuring charge of $22 million consists of severance and other one-time employee termination benefits of $12 million related to the termination of employees in the North American sales and service organization, as well as costs of $10 million related to the consolidation of excess facilities.  During the fourth quarter of fiscal 2005, the majority of the employees identified for termination had been exited and $5 million of the accrued employee termination costs was paid.

Lease termination obligations of $10 million related to 74 properties include both costs to terminate leases and the present value of future cash flows relating to real estate space vacated as of September 30, 2005. In cases where lease contracts were terminated, the committed termination notices were issued by September 30, 2005 and accruals were recorded for any lease termination fees to be paid. In cases where space was vacated and future economic benefit was foregone, use of the properties ceased by September 30, 2005 and the present value of remaining lease payments (net of sublease assumptions) was accrued.

The Company expects to make payments for these items of $10 million in fiscal 2006 and $7 million in fiscal 2007 and beyond.

EITF 94-3 Reserve

The restructuring reserve reflects the remaining balance associated with the business restructuring charges recorded in fiscal 2000 through 2002 in accordance with EITF 94-3, and is included in other liabilities in the Company’s Consolidated Balance Sheets Reversals of $1 million and $5 million recorded during fiscal 2004 and 2003, respectively, were previously reported as Restructuring Charges.  These amounts have been reclassified to Selling, General and Administrative expenses to conform with the current year Consolidated Statements of Operations presentation.  The following table summarizes the components of the Company’s restructuring reserve during fiscal 2005 and 2004:

	Employee	Lease
	Separation	Termination
Dollars in millions	Costs	Obligations	Total
Balance as of September 30, 2003	$4	$62	$66
Changes in estimates and reversals	(1)	—	(1)
Cash payments	(3)	(21)	(24)
Balance as of September 30, 2004	$—	$41	$41
Changes in estimates and reversals	—	(5)	(5)
Cash payments	—	(12)	(12)
Balance as of September 30, 2005	$—	$24	$24

8. Long-Term Debt

Debt outstanding consists of the following:

	September 30,
Dollars in millions	2005		2004
Debt maturing within one year:
LYONs convertible debt, net of discount	$—		$297	(3)
Capital lease obligations	5	(1)	—
Other current debt	—		2
Total current portion of long-term debt	5		299
Long-term debt:
11 1/8% Senior Notes, net of discount, premium and net deferred gain on interest rate swap	14	(2)	294	(2)
Capital lease obligations	11	(1)	—
Total long-term debt	$25		$294
Total debt	$30		$593

(1)	Primarily represents the current and long-term portions of capital lease obligations associated with Tenovis.
(2)

The carrying value of the 11 1/8%  Senior Notes due April 2009 (“senior notes”) as of September 30, 2004 of $294 million is comprised of the principal amount outstanding of $284 million increased for $5 million of unamortized premium, net of discount and the net unamortized deferred gain of $5 million related to the termination of interest rate swap agreements. All of these notes except for approximately $13 million principal amount were repurchased for cash through a public tender offer during the first quarter of fiscal 2005. These notes are no longer secured and can be called at the Company’s option in April 2006.

(3)

The carrying value of the LYONs represented the value of 549,022 notes outstanding. These notes were redeemed for cash or converted into shares of Avaya common stock during the first quarter of fiscal 2005.

See below for a detailed discussion of actions the Company has taken during fiscal 2005 related to its long-term debt.

Secured Floating Rate Notes

In November 2001, Tenovis entered into an asset securitization transaction whereby Tenovis Finance Limited, a variable interest entity for which Tenovis is the primary beneficiary, issued Secured Floating Rate Notes due 2013 (“secured floating rate notes”) that were secured by a pool of Tenovis’s current and future receivables associated with rental contracts. In accordance with FIN 46(R), the Company consolidated Tenovis Finance Limited upon the acquisition of Tenovis. Tenovis Finance Limited is a special purpose company established to issue the secured floating rate notes and enter into all related financial arrangements and is the consolidated VIE as discussed in Note 4 “Business Combinations and Other Transactions”.

The secured floating rate notes were denominated in euros and were originally issued in an principal amount of Euro 300 million, representing 3,000 notes each having a principal amount of Euro 100,000. As of the date of the Company’s acquisition of Tenovis, each note translated to principal of $130,300 or $268 million in total for the 2,060 notes outstanding.  In connection with these notes, Tenovis Finance Limited also entered into two interest rate swap agreements, which are discussed further in Note 9 “Derivatives and Other Financial Instruments.”

During the second and third quarters of fiscal 2005, the Company repaid the outstanding principal amount of $262 million and terminated the related interest rate swaps described above. Additionally, the Company paid $15 million in interest and related costs. As a result of the repayment, the Company recognized a pre-tax loss of $3 million, which is included in other expense, net for fiscal 2005. This loss primarily consists of a $5 million reduction in the net unamortized discount recorded at the time of the original debt issuance, partially offset by a $2 million gain on the change in the fair market value of the interest rate swaps.

Senior Notes

During fiscal 2002 and 2003, the Company issued $640 million principal amount of senior notes.  In connection with these issuances, the Company recorded a net premium and deferred financing costs.  The Company also subsequently entered into interest rate swaps to effectively convert the fixed-rate debt into floating rate debt.  See Note 9 “Derivatives and Other Financial Instruments” for further discussion of these interest rate swap agreements.

On November 1, 2004, the Company commenced a cash tender offer for any and all of its senior notes and a consent solicitation to amend the related indenture as described below. The offer included an early consent date of November 15, 2004, and expired on December 1, 2004. The consideration for each $1,000 principal amount of senior notes validly tendered by the early consent date and not validly withdrawn and accepted for payment was $1,158.95, which included a consent payment of $30 per $1,000 principal amount.

As of the early consent date, holders tendered $271 million principal amount of senior notes, and were paid $314 million in cash. An additional $100,000 principal amount was tendered prior to December 1, 2004, and cash of $113,000 was paid. Upon repurchase of the notes, the Company paid interest of $4 million, which had accrued from October 1, 2004 through November 15, 2004.

As a result of the cash tender offer, the Company recognized a pre-tax loss of $41 million, which is included in other expense, net for fiscal 2005. This loss consists of (i) $43 million of premiums on the repurchase, (ii) the write-off of $5 million of deferred financing costs and (iii) $1 million of fees, partially offset by the recognition of (iv) $4 million of unamortized net premium recorded at the time of the original debt issuances and (v) $4 million of deferred gain related to the interest rate swaps.

Contemporaneously with the tender offer, the Company received the requisite consents with respect to the consent solicitation for the adoption of certain proposed amendments to the indenture relating to the senior notes. On November 16, 2004, the Company and the trustee for the senior notes executed a supplemental indenture, which eliminated substantially all of the restrictive covenants, the reporting requirements and certain events of default from the indenture. Additionally, the supplemental indenture eliminated the requirement under the indenture to provide security for the senior notes and accordingly, the Company’s obligations under the senior notes that remain outstanding are unsecured.

As of September 30, 2005, $13 million principal amount was outstanding.  The senior notes are redeemable in April 2006.

LYONs Convertible Debt

Through a series of transactions during fiscal years 2004 and 2005, the Company repaid with cash or converted into common shares all of the outstanding LYONs.  These LYONs were issued during the first quarter of fiscal 2002 through an underwritten public offering under a shelf registration statement.

Interest expense related to the amortization of the discount on the LYONs amounted to $2 million, $10 million and $14 million for fiscal 2005, 2004 and 2003, respectively.  In addition, interest expense related to the amortization of deferred financing costs on the LYONs amounted to $2 million and $4 million for fiscal 2004 and 2003, respectively, and was insignificant for fiscal 2005.

As of September 30, 2004, the outstanding LYONs were convertible into an aggregate of 20,557,415 shares, all of which were reflected in the diluted share calculations for fiscal 2004, as more fully described in Note 11 “Earnings (Loss) Per Share of Common Stock,”. Upon conversion, the holders were not entitled to receive any cash payment representing accrued original issue discount.  Accrued original issue discount was considered to be paid by the shares of common stock received by the holder of the LYONs upon conversion.

Pursuant to the terms of the indenture, the Company had the ability to redeem all or a portion of the LYONs for cash at any time on or after October 31, 2004 at a price equal to the sum of the issue price and accrued original issue discount on the LYONs as of the applicable redemption date.  Conversely, holders had the ability to require the Company to purchase all or a portion of their LYONs on October 31, 2004, 2006 and 2011 at a price per LYON of $542.95, $583.40 and $698.20, respectively.  The indenture allowed the Company at its option, to elect to pay the purchase price in cash or shares of common stock, or any combination thereof.

On October 31, 2004, 238 LYONs were put to the Company for an aggregate redemption price of $129,000, which the Company elected to pay in cash.  On November 18, 2004, the Company announced that it would redeem for cash all of the remaining outstanding LYONs on December 20, 2004.  As provided pursuant to the indenture governing the LYONs, the redemption price was $545.67 per $1,000 principal amount at maturity of LYONs.  Each LYON remained convertible at any time prior to the redemption date at the option of the holder into 37.4437 shares of Avaya common stock.

Prior to the redemption date, holders of $549 million principal amount at maturity of LYONs converted their outstanding LYONs into 20,546,199 shares of Avaya common stock pursuant to terms of the indenture.  On the stated redemption date, December 20, 2004, $61,000 principal amount at maturity of LYONs, which represented all remaining outstanding LYONs, were redeemed for cash at an aggregate redemption price of $33,000.

Fair Value of Long-Term Debt

The following table summarizes the components of the Company’s long-term debt, their aggregate carrying values and related fair market values as of September 30, 2005 and 2004:

	September 30,
	2005			2004
	Number			Number
	of Notes	Carrying	Fair	of Notes	Carrying	Fair
Dollars in millions	Outstanding	Value	Value	Outstanding	Value	Value
LYONs	—	$—	$—	549,022	$297	$307
Senior Notes	13,205	$14	$15	284,395	$289	$330

In addition to the items in the table above, debt as of September 30, 2005 includes $16 million of capital lease obligations primarily associated with Tenovis, $5 million of which represents the current portion of long-term debt.

Total debt as of September 30, 2004 includes $5 million of net unamortized deferred gain included in the long-term debt balance, related to the termination of the interest rate swap agreements related to the senior notes and $2 million in the current debt balance, primarily related to commercial paper of AGC.

The carrying value of the debt instruments listed above reflects the principal amount outstanding adjusted for the unamortized discount and premium related to each debt instrument, as well as the related interest rate swap values.

The fair market values of the debt instruments listed above are based upon quoted market prices and yields obtained through independent pricing sources for the same or similar types of borrowing arrangements taking into consideration the underlying terms of the debt.

Credit Facility

On February 23, 2005, the Company entered into a Credit Agreement (the “credit facility”), among the Company, Avaya International Sales Limited, an indirect subsidiary of the company, a syndicate of lenders and Citicorp USA, Inc., as agent for the lenders. The commitments pursuant to the Company’s previous Amended and Restated Five Year Revolving Credit Facility Agreement, dated as of April 30, 2003 (as amended), among the Company, the lenders party thereto and Citibank, N.A., as agent for the lenders, were terminated and the security interests securing obligations under that facility were fully released.

Under the credit facility, borrowings are available in U.S. dollars or euros, and the maximum amount of borrowings that can be outstanding is $400 million, of which $150 million may be in the form of letters of credit. The credit facility is a five-year revolving facility (with an expiration date of February 23, 2010) and is not secured by any assets. The credit facility contains affirmative and restrictive covenants, including: (a) periodic financial reporting requirements, (b) maintaining a maximum ratio of consolidated debt to earnings before interest, taxes, depreciation and amortization, adjusted for certain business restructuring charges and related expenses and non-cash charges, referred to as adjusted EBITDA, of 2.00 to 1.00, (c) maintaining a minimum ratio of adjusted EBITDA to interest expense of 4.00 to 1.00, (d) limitations on the incurrence of subsidiary indebtedness, (e) limitations on liens, (f) limitations on investments and (g) limitations on the creation or existence of agreements that prohibit liens on our properties. The credit facility also limits the Company’s ability to make dividend payments or distributions or to repurchase, redeem or otherwise acquire shares of its common stock to an amount not to exceed 50% of consolidated net income of the Company for the fiscal year immediately preceding the fiscal year in which such dividend, purchase, redemption, retirement or acquisition is paid or made. The credit facility was amended in May 2005 to provide the Company with the ability to make dividend payments or distributions or to repurchase, redeem or otherwise acquire shares of its common stock in fiscal 2005 up to an amount not to exceed $250 million. As of September 30, 2005, the Company was in compliance with all of the covenants included in the credit facility.

The credit facility provides that the Company may use up to $1 billion in cash (excluding transaction fees) and assumed debt for acquisitions completed after February 23, 2005, provided that it is in compliance with the terms of the agreement. The acquisition amount will be permanently increased to $1.5 billion after consolidated EBITDA of the Company and its subsidiaries for any period of twelve consecutive months equals or exceeds $750 million.

There are currently $55 million of letters of credit issued under the credit facility. There are no other outstanding borrowings under the facility, and the remaining availability is $345 million. The Company believes the credit facility provides it with an important source of backup liquidity.

From time to time, certain of the lenders provide customary commercial and investment banking services to the Company.

9. Derivatives and Other Financial Instruments

The Company conducts its business on a multi-national basis in a wide variety of foreign currencies and, as such, uses derivative financial instruments to reduce earnings and cash flow volatility associated with foreign exchange rate changes.  Specifically, the Company uses foreign currency forward contracts to mitigate the effects of fluctuations of exchange rates associated with certain existing assets and liabilities that are denominated in non-functional currencies and, from time to time, to reduce anticipated net foreign currency cash flows resulting from normal business operations.  In addition, the Company has used interest rate swap agreements to manage its proportion of fixed and floating rate debt and to reduce interest expense.

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

Recorded Transactions

The Company utilizes foreign currency forward contracts primarily to manage short-term exchange rate exposures on certain receivables, payables and loans residing on foreign subsidiaries’ books, which are denominated in currencies other than the subsidiary’s functional currency.  When these items are revalued into the subsidiary’s functional currency at the month-end exchange rates, the fluctuations in the exchange rates are recognized in the Consolidated Statements of Operations as other expense, net.  Changes in the fair value of the Company’s foreign currency forward contracts used to offset these exposed items are also recognized in the Consolidated Statements of Operations as other expense, net in the period in which the exchange rates change.  For fiscal 2005, 2004 and 2003, the changes in the fair value of the foreign currency forward contracts were substantially offset by changes resulting from the revaluation of the items subject to foreign currency exposure.

Forecasted Transactions

From time to time, the Company uses foreign currency forward contracts to offset certain forecasted foreign currency transactions primarily related to the purchase or sale of products expected to occur during the ensuing twelve months.  The change in the fair value of foreign currency forward contracts is recognized as other expense, net in the period in which the exchange rates change.  For fiscal 2005, 2004 and 2003, these gains and losses were not material to the Company’s results of operations.  As permitted under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”),,the Company has elected not to designate its foreign currency forward contracts as hedges thereby precluding the use of hedge accounting for these instruments.

The notional amount of the Company’s financial instruments represents the face amount of the contractual arrangements and the basis on which U.S. dollars are to be exchanged. They are not a measure of market or credit exposure. The notional amounts as of September 30, 2005 and 2004 of the Company’s foreign currency forward contracts were $323 million and $558 million, respectively.  In fiscal 2005, these notional amounts principally represent the equivalent in U.S. dollars for contracts in British pounds sterling of $174 million, euros of $162 million, Canadian dollars of $57 million, Mexican pesos of $27 million, Australian dollars of $16 million, Japanese yen of $14 million, Hungarian forints of $13 million and other foreign currencies.  In fiscal 2004, these notional amounts principally represent the equivalent in U.S. dollars for contracts in euros of $282 million, British pounds sterling of $171 million, Canadian dollars of $27 million, Singapore dollars of $22 million, Japanese yen of $13 million, Mexican pesos of $12 million, Hungarian forints of $10 million and other foreign currencies of $21 million.

Fair Value

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of their short-term maturity and variable rates of interest.

The estimated fair values of the Company’s foreign currency forward contracts are included in the Consolidated Balance Sheets, reflected as an other current liability of $6 million as of September 30, 2005 and an other current asset of $8 million as of September 30, 2004.  The estimated fair values of these forward contracts were based on market quotes obtained through independent pricing sources.

Interest Rate Swap Agreements

Included in the September 30, 2004 Consolidated Balance Sheet is the net unamortized balance of $5 million of a deferred gain which is being recognized as a reduction to interest expense over the remaining term to maturity of the senior notes.  The remaining balance as of September 30, 2005 is insignificant.  This deferred gain resulted from the termination of two interest rates swaps in December 2002. In April 2002, the Company entered into these interest rate swap agreements with a total notional amount of $200 million that qualified and were designated as fair value hedges in accordance with SFAS 133.  These arrangements generally involve the exchange of fixed and floating rate interest payments without the exchange of the underlying principal.  Net amounts paid or received are reflected as adjustments to interest expense.  The Company recorded the fair market value of the swaps as other assets along with a corresponding increase to the hedged debt, both of which were recorded through other expense, net.

During the first and second quarters of 2004, the Company entered into a total of five interest rate swap agreements each having a notional amount of $50 million and a maturity date of April 2009.  These interest rate swap agreements were executed in order to: (i) convert a portion of the senior notes fixed-rate debt into floating-rate debt; (ii) maintain a capital structure containing appropriate amounts of fixed- and floating-rate debt; and (iii) reduce interest payments and expense in the near term.  These agreements qualified and were designated as fair value hedges in accordance with SFAS 133.  Under these agreements, the Company received a fixed interest rate of 11 1/8% and paid a floating interest rate based on the six-month LIBOR (in arrears) plus an agreed-upon spread of 6.55%, 6.8575%, 6.94%, 6.8% and 6.98%, respectively.  The interest rate swaps effectively converted $250 million of the senior notes from fixed rate debt into floating rate debt.  Since the relevant terms of the interest rate swap agreements matched the corresponding terms of the senior notes, there was no hedge ineffectiveness.  Accordingly, gains and losses on the interest rate swap agreements fully offset the losses and gains on the hedged portion of the senior notes, which were marked to market at each reporting date, both of which were recorded in other expense, net.

During the third and fourth quarters of fiscal 2004, the Company terminated all five of its interest rate swap agreements.  The terminations resulted in a reduction to other liabilities for the removal of the fair market value of the interest rate swap and cash payments of $2 million representing the loss on termination, which is being recognized as an increase to interest expense over the remaining term to maturity of the senior notes.  The unamortized balance of the loss in included as a reduction to long-term debt.  The Company terminated these interest rate swap agreements as it anticipated further repurchases of the senior notes.

In November 2001, Tenovis Finance Limited entered into two interest rate swap agreements, each with an original notional amount of Euro 150 million, which matched the notional amount of the secured floating rate notes outstanding. Mirroring the secured floating rate notes, the interest rate swaps had a final maturity date of November 2007. These interest rate swap agreements were executed in order to convert the floating rate debt into fixed rate debt. Under these agreements, Tenovis received a floating interest rate based on the three-month EURIBOR and paid a fixed interest rate of 4.72%. Because there was a 1.50% spread on the underlying floating rate notes, the total fixed rate interest payment on the notes was 6.22% per annum. The swaps were marked to market at each reporting date.

During the second and third quarters of fiscal 2005, the Company repaid the secured floating rate notes and terminated the related interest rate swap agreements, which resulted in a $2 million gain on the change in the fair market value of the interest rate swaps.

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

10. Convertible Participating Preferred Stock and Other Equity Transactions

Warburg Transactions

Convertible Participating Preferred Stock

In October 2000, the Company sold to Warburg Pincus Equity Partners, L.P. and certain affiliated investment funds (the “Warburg Entities”) four million shares of the Company’s Series B convertible participating preferred stock and Series A and Series B warrants to purchase the Company’s common stock for an aggregate purchase price of $400 million.  In March 2002, the Company completed a series of transactions to convert all the Series B convertible participating preferred stock and Series A warrants into the Company’s common stock.

Warrants to Purchase Common Stock

In December 2002, the Company, together with the Warburg Entities, commenced an exchange offer to purchase up to $661 million principal amount at maturity, or 70% at the time, of the Company’s outstanding LYONs (the “Exchange Offer”). In consideration of their agreement to participate in the Exchange Offer, in December 2002, the Company granted the Warburg Entities Series C warrants that have a four-year term and are exercisable for an aggregate of 7,355,824 shares of Avaya common stock at an exercise price of $3.50 per share.  The fair value of these warrants was estimated to be $5 million and was included in additional paid-in capital.  During the second quarter of fiscal 2003, upon completion of the Exchange Offer, the Company recognized the cost of these warrants as a commitment fee and recorded the amount in loss on long-term debt extinguishment, net, which is a component of other expense, net.

As of September 30, 2005, the Warburg Entities held warrants to purchase the following additional shares of the Company’s common stock:

Warrants	Number of Shares	Exercise Price	Expiration Date
Series B	5,379,732	$34.73	October 2, 2005 (1)
Series C	7,355,824	$3.50	December 23, 2006
	12,735,556

(1)          Expired unexercised on October 2, 2005.

In October 2005, the Warburg Entities (i) exercised the 7,355,824 Series C Warrants held by them, resulting in their acquisition of an aggregate of 5,236,861 shares of our common stock and (ii) distributed to their partners an aggregate of 15,299,993 shares of our common stock.  As a result of the foregoing, as of November 1, 2005, the total number of shares of our common stock beneficially owned by the Warburg Entities was 156,529 shares, which represented approximately 0.056% of Avaya’s common stock outstanding on that date.

Other Equity Transactions

During the second half of fiscal 2005, the Company repurchased and retired 11,525,000 shares of its common stock at an average price of $9.27 per share, under the provisions of the share repurchase plan authorized by the Board of Directors in April 2005 (see Note 11 “Earnings (Loss) per Share of Common Stock”).

During the first quarter of fiscal 2005, the Company issued 20,546,199 shares of its common stock to holders of the LYONs who chose to convert their LYONs into Company shares (see Note 8 “Long-Term Debt”).

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

In February 2004, the Company sold 14,039,481 shares of its common stock for $17.85 per share in a public offering.  The Company received proceeds of $249 million, net of $2 million of underwriting discounts and commissions, which have been recorded as a reduction to additional paid-in capital.  The Company used the entire net proceeds to redeem a portion of its outstanding senior notes (see Note 8 “Long-Term Debt”).

In September 2003, the Company sold 34,500,000 shares of common stock for $10.20 per share in a public offering. The Company received proceeds of $349 million, which was net of $3 million of underwriting discounts and commissions reflected as a reduction to additional paid-in capital.

11. Earnings (Loss) Per Share of Common Stock

Basic earnings (loss) per common share is calculated by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period.  Diluted earnings (loss) per common share is calculated by adjusting net income (loss) available to common stockholders and weighted average outstanding shares, assuming conversion of all potentially dilutive securities including stock options, restricted stock units, warrants and convertible debt.

	Year Ended September 30,
Dollars in millions, except per share amounts	2005	2004	2003

Earnings (Loss) Per Common Share - Basic:
Income (loss) from continuing operations available to common stockholders	$923	$291	$(128)
(Loss) income from discontinued operations	(2)	5	40
Net income (loss)	$921	$296	$(88)

Earnings (loss) per share from continuing operations	$1.95	$0.66	$(0.34)
Earnings per share from discontinued operations	—	0.01	0.11
Earnings (loss) per share - basic	$1.95	$0.67	$(0.23)

Weighted average shares outstanding - basic	473	439	378

Earnings (Loss) Per Common Share - Diluted:
Income (loss) from continuing operations available to common stockholders	$923	$291	$(128)
Interest charges associated with LYONs convertible debt, net of tax effects	2	10	—
Income (loss) from continuing operations after assumed conversion of LYONs debt	925	301	(128)
(Loss) income from discontinued operations	(2)	5	40
Net income (loss) after assumed conversion of LYONs debt	$923	$306	$(88)

Earnings (loss) per share from continuing operations	$1.89	$0.63	$(0.34)
Earnings per share from discontinued operations	—	0.01	0.11
Earnings (loss) per share- diluted	$1.89	$0.64	$(0.23)

Diluted Weighted Average Shares Outstanding:
Weighted average shares outstanding - basic	473	439	378
Dilutive Potential Common Shares:
Stock Options	6	8	—
Restricted Stock Units	1	2	—
Warrants	5	6	—
LYONs Convertible Debt	4	21	—
Weighted average shares outstanding - diluted	489	476	378

Securities excluded from the computation of diluted earnings (loss) per common share:
Stock options (1)	36	25	43
Restricted stock units (1)	—	—	4
Warrants (1)	6	6	10
Common shares issuable upon conversion of LYONs
Settled in common shares (2)	—	—	136
Settled in cash (3)	—	—	20
	42	31	213

(1)          These securities have been excluded from the diluted earnings (loss) per common share calculation either because the respective exercise prices are greater than the average market value of the underlying stock or their inclusion would have been antidilutive.

(2)          For the year ended September 30, 2003, the securities listed represent the average number of shares issuable by the Company if it were required to purchase LYONs outstanding as of September 30, 2003 on the initial October 31, 2004 put date and if the Company elected to satisfy the put obligation in shares of common stock.  Such securities were excluded from the diluted loss per common share calculation as their inclusion would have been antidilutive.

(3)          These securities have been excluded from the diluted earnings (loss) per common share calculation due to the assumption that this portion of the debt would have been settled in cash.

On April 19, 2005, the Board of Directors authorized a share repurchase plan (the “plan”).  Under the provisions of this plan, Avaya may use up to $500 million of cash to repurchase shares of its outstanding common stock through April 2007. The Company’s credit facility provided it with the ability to make dividend payments or distributions or to repurchase, redeem or otherwise acquire shares of its common stock in fiscal 2005 up to an amount not to exceed $250 million.  During fiscal 2005, the Company repurchased 11,525,000 shares of its common stock at an average price of $9.27 per share, for a total of $107 million.  For fiscal 2006, the credit facility limits our ability to make dividend payments or distributions or to repurchase, redeem or otherwise acquire shares of our common stock to $461 million (which represents 50% of net income for the Company for fiscal 2005).  Since September 30, 2005, we have repurchased 6,603,000 shares at an average purchase price of $11.40 per share, for an additional $75 million.  Approximately $318 million is available through April, 2007 for further share repurchases under the plan. These repurchases are made at management’s discretion in the open market or in privately negotiated transactions in compliance with applicable securities laws and other legal requirements and are subject to market conditions, share price, the terms of Avaya’s credit facility and other factors.  See Note 8 “Long-Term Debt,” for further information concerning the limitations under the credit facility.

12. Income Taxes

A reconciliation of the Company’s income tax provision (benefit) on continuing operations at the federal statutory rate to the (benefit) provision for income taxes at the effective tax rate is as follows:

	Year ended September 30,
Dollars in millions	2005	2004	2003
Income tax provision (benefit) computed at the federal statutory rate of 35%	$86	$85	$(15)
State and local income taxes, net of federal income tax effect	5	9	2
Tax differentials on foreign earnings	36	(1)	23
Non-deductible restructuring costs	—	22	17
U.S. federal audit settlements	(109)	(102)	(45)
Other differences - net	(1)	3	4
Valuation allowance	(693)	(65)	98
(Benefit) provision for income taxes	$(676)	$(49)	$84

During fiscal 2005, the Company recognized $36 million of tax expense relating to the differentials on foreign earnings that is primarily resulting from the unfavorable geographic mix of earnings and the non-deductibility of certain foreign losses and expenses.  The $109 million tax benefit resulted from the resolution of U.S. federal income tax audit matters for the pre-distribution years 1999 and 2000 (see Note 17 “Commitments and Contingencies”).  The $693 million tax benefit relating to the reversal of a portion of the valuation allowance is partially offset by a tax provision recorded for the year resulting in a net tax benefit of $590 million.  In fiscal 2004, the Company recognized a $102 million tax benefit resulting from the resolution of U.S. federal income tax audit matters for the pre-distribution years 1990 to 1998.

The following table presents the U.S. and foreign components of income (loss) from continuing operations before income taxes and the provision (benefit) for income taxes on continuing operations for fiscal 2005, 2004 and 2003:

	Year ended September 30,
Dollars in millions	2005	2004	2003
INCOME (LOSS) BEFORE INCOME TAXES:
U.S.	$254	$170	$(7)
Foreign	(7)	72	(37)
Income (loss) before income taxes	$247	$242	$(44)

(BENEFIT FROM) PROVISION FOR INCOME TAXES:
CURRENT
Federal	$(109)	$(95)	$—
State and local	(12)	8	3
Foreign	40	25	13
Subtotal	$(81)	$(62)	$16

DEFERRED
Federal	$(468)	$12	$49
State and local	(117)	1	22
Foreign	(10)	—	(3)
Subtotal	$(595)	$13	$68
(Benefit from) provision for income taxes	$(676)	$(49)	$84

The components of deferred tax assets and liabilities on continuing operations as of September 30, 2005 and 2004 are as follows:

	September 30,
Dollars in millions	2005	2004
DEFERRED INCOME TAX ASSETS:
Benefit obligations	$562	$601
Accrued liabilities	163	223
Net operating loss / credit carryforwards	492	399
Other	46	30
Gross deferred tax assets	$1,263	$1,253

DEFERRED INCOME TAX LIABILITIES:
Goodwill & Intangible Assets	$(136)	$(23)
Property, plant and equipment	—	(7)
Other	(4)	(15)
Gross deferred tax liabilities	$(140)	$(45)
Valuation allowance	$(165)	$(781)
NET DEFERRED TAX ASSET	$958	$427

As of September 30, 2005, the Company had net operating loss carryforwards (after-tax) totaling $447 million, comprised of $363 for U.S. federal, state and local and $84 million for foreign, primarily in Germany.  U.S. federal and state net operating loss carryforwards expire through the year 2025, with the majority expiring in excess of 16 years. The majority of foreign net operating loss carryforwards have no expiration. Additionally, the Company has various other tax credit carryforwards totaling $45 million.  Of this total, $21 million expire between five and ten years and $24 million expire in excess of ten years.

During fiscal 2005, the Company reduced its deferred tax asset valuation allowance by $616 million.  In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The Company considered historical book income, the scheduled reversal of deferred tax liabilities, and projected future book and taxable income in making this assessment.  Based upon a detailed analysis of historical and expected book and taxable income, the Company determined that the realization of certain deferred tax assets for which a valuation allowance had been recorded is considered to be more likely than not for purposes of reversing the valuation allowance.  The reduction in valuation allowance was partially offset by other adjustments, primarily relating to an increase in foreign deferred tax assets and their attending valuation allowance relating to the acquisition of Tenovis.  The remaining valuation allowance of $165 million is comprised of $142 million relating to foreign deferred tax assets for which we have determined, based on historical results and projected future book and taxable income levels, that a valuation allowance should remain.  The foreign valuation allowance includes approximately $120 million relating to our German operations.

During fiscal 2004, the Company recorded an increase of $12 million to its net deferred tax asset valuation allowance. The increase in the valuation allowance was comprised of a reduction in accumulated other comprehensive loss associated with the minimum pension liability recorded in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” (“SFAS 87”), a reduction in goodwill related to the acquisition of Expanets which represents future deductible expenses and an adjustment related to the exercise of stock options which served to decrease taxable income for the year.  The increase in the valuation allowance was partially offset as a result of having positive book taxable income for the year including certain other tax adjustments.

The Company has not provided for U.S. deferred income taxes or foreign withholding taxes on $847 million and $748 million of undistributed earnings of its non-U.S. subsidiaries as of September 30, 2005 and 2004, respectively, since the Company intends to reinvest these earnings indefinitely.

On October 22, 2004, the American Jobs Creation Act of 2004, or the Act, was signed into law.  The Act includes a deduction of 85% of certain foreign earnings that are repatriated, as defined in the Act.  With respect to the repatriation provision, we continue to evaluate the potential benefits as compared to the costs with a decision expected to be made by the end of fiscal 2006.

13. Benefit Obligations

Pension and Postretirement Benefits

Historically, the Company sponsors non-contributory defined benefit pension plans covering the majority of our U.S. employees and retirees, and postretirement benefit plans for U.S. retirees that include healthcare benefits and life insurance coverage. Effective January 1, 2004, the pension plan for U.S. salaried employees was amended to eliminate benefit accruals for compensation paid after December 31, 2003.

Certain non-U.S. operations have various retirement benefit programs covering substantially all of their employees. Some of these programs are considered to be defined benefit pension plans for accounting purposes. Prior to the acquisition of Tenovis on November 18, 2004, the non-U.S. retirement plans were not material to total operations.

Our general funding policy with respect to our qualified pension plans is to contribute amounts at least sufficient to satisfy the minimum amount required by applicable law and regulations, or to directly pay benefits where appropriate. In fiscal 2005 and 2004, contributions to our U.S. pension plans totaled $7 million and $118 million, respectively, and contributions to our non-U.S. pension plans totaled $9 million and $4 million, respectively. The contributions to the U.S. pension plans in fiscal 2005 consisted of payments for certain pension benefits that are not pre-funded. The contributions to the U.S. pension plans in fiscal 2004 consisted of payments totaling $7 million for certain pension benefits that are not pre-funded, and a voluntary contribution of $111 million, in the form of shares of common stock of the Company, to fund the pension obligation for salaried employees. In fiscal 2005 and 2004, we were not required to make a contribution to satisfy the minimum statutory funding requirements in the U.S. In fiscal 2006, we estimate we will make payments totaling $7 million for certain U.S. pension benefits that are not pre-funded, and contributions totaling $11 million for non-U.S. plans.

Most post-retirement medical benefits are not pre-funded. Consequently, we make payments as these retiree medical benefits are disbursed. In fiscal 2005, the assets in one of our retiree medical plans were exhausted, thus increasing the amount of post-retirement medical benefits that are not pre-funded. As a result, payments for these retiree medical benefits increased from $20 million in fiscal 2004 to $27 million in fiscal 2005, and they are expected to increase to $47 million in fiscal 2006.

On September 30, 2005, our annual measurement date, the accumulated benefit obligation related to our U.S. and non-U.S. pension plans exceeded the fair value of the pension plan assets (such excess is referred to as an unfunded accumulated benefit obligation). Changes in the amount of the unfunded accumulated benefit obligation result from factors such as a change in the interest rate used to discount the accumulated benefit obligation to its present settlement amount, contributions to the pension plan and the investment return generated by pension plan assets.  For U.S. plans, the unfunded accumulated benefit obligation exceeded the Company’s accrued pension liability by $911 million, a decrease of $47 million from September 30, 2004.  For non-U.S. plans, the unfunded accumulated benefit obligation exceeded the Company’s accrued pension liability by $36 million, an increase of $36 million from September 30, 2004. As a result, in accordance with SFAS 87, the Company recorded an adjustment to decrease the additional minimum pension liability from $958 million at September 30, 2004 to $947 million at September 30, 2005.  This resulted in a $2 million net decrease to accumulated other comprehensive loss to $913 million as of September 30, 2005, and a $9 million decrease to intangible assets, to $34 million as of September 30, 2005. The charge to stockholders’ equity represents a net loss not yet recognized as pension expense.

In connection with the recognition of the additional minimum pension liability, the Company also recorded in fiscal 2005 a reduction to the deferred tax asset of $15 million. This reduced the deferred tax asset related to the minimum pension liability from $360 million as of September 30, 2004, to $345 million as of September 30, 2005.

A reconciliation of the changes in the benefit obligations and fair value of assets of the defined benefit pension and postretirement plans, the funded status of the plans, and the amounts recognized in the Consolidated Balance Sheets is provided in the table below:

	Pension Benefits		Pension Benefits		Postretirement
	US		Non-US		Benefits
	September 30,		September 30,		September 30,
Dollars in millions	2005	2004	2005	2004	2005	2004
CHANGE IN BENEFIT OBLIGATION
Benefit obligation as of October 1	$3,023	$2,926	$30	$31	$723	$686
Acquisition of Tenovis	—	—	314	—	—	—
Sale of Connectivity Solutions	—	31	—	—	—	14
Service cost	17	16	10	4	5	4
Interest cost	169	170	14	1	39	41
Amendments	—	—	—	—	—	—
Actuarial loss (gain)	68	125	39	1	(157)	23
Benefits paid	(195)	(245)	(7)	—	(49)	(45)
Exchange rate movements	—	—	(26)	2	—	—
Curtailments, settlements and other	—	—	(5)	(9)	—	—
Benefit obligation as of September 30	$3,082	$3,023	$369	$30	$561	$723

CHANGE IN PLAN ASSETS
Fair value of plan assets as of October 1	$2,169	$2,126	$18	$20	$143	$145
Sale of Connectivity Solutions	(2)	25	—	—	—	3
Transfer to Lucent	—	—	—	—	(12)	—
Actual return on plan assets	292	145	—	—	16	20
Employer contributions	7	118	9	4	27	20
Benefits paid	(195)	(245)	(7)	—	(49)	(45)
Exchange rate movements	—	—	(1)	1	—	—
Settlements and other	—	—	(1)	(7)	—	—
Fair value of plan assets as of September 30	$2,271	$2,169	$18	$18	$125	$143

UNFUNDED STATUS OF THE PLAN	$(811)	$(854)	$(351)	$(12)	$(436)	$(580)
Unrecognized prior service cost	16	22	—	—	59	68
Unrecognized net loss	900	940	42	5	10	165
Net amount recognized	$105	$108	$(309)	$(7)	$(367)	$(347)

AMOUNT RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS CONSISTS OF:
Accrued benefit liability	$(806)	$(850)	$(345)	$(7)	$(367)	$(347)
Intangible asset	34	43	—	—	—	—
Accumulated other comprehensive loss	877	915	36	—	—	—
Net amount recognized	$105	$108	$(309)	$(7)	$(367)	$(347)

In fiscal 2005, as part of the Tenovis acquisition, Avaya assumed a $314 million benefit obligation in connection with the defined benefit pension plans of Tenovis.

In fiscal 2005, we experienced a $157 million net actuarial gain with respect to measurement of our postretirement benefit obligation. The net gain was primarily due to expected cost savings associated with the Medicare Part D prescription drug subsidy, based on the final regulations issued by the Centers for Medicare and Medicaid Services on January 21, 2005, and due to changes in assumptions concerning enrollment in retiree medical coverage based on current experience.

In fiscal 2005, the Company and Lucent agreed on a final resolution regarding the asset transfer for the Avaya Inc. Life Insurance Plan (the “Plan”) with respect to the 2000 distribution. This agreement resulted in the transfer of plan assets from the Plan to the Lucent Inc. Life Insurance Plan in the amount of $12 million.

In fiscal 2004, in connection with the sale of Connectivity reflected in the above table are the result of a retirement window program offered to retirement eligible represented employees of Connectivity Solutions prior to consummating the transfer of these employees to CommScope. This had the effect of reducing the number of employees who transferred to CommScope, and increasing the number of retirees of Avaya. The impact was a reduction in the September 30, 2003 estimate of the benefit obligations and plan assets to be transferred to CommScope. In fiscal 2005 the Company made a final adjustment to the amount of pension and postretirement plan assets originally transferred to CommScope. The adjustment resulted in an additional transfer of $2 million of pension plan assets to CommScope.

The following table provides the accumulated benefit obligation for all defined benefit pension plans and information for pension plans with an accumulated benefit obligation in excess of plan assets:

	U.S. Plans		Non - U.S. Plans
	September 30,		September 30,
Dollars in millions	2005	2004	2005	2004
Accumulated Benefit Obligation for all plans	$3,077	$3,019	$359	$23

Plans with Accumulated Benefit Obligation in excess of plan assets
Projected Benefit Obligation	$3,082	$3,023	$369	$28
Accumulated Benefit Obligation	3,077	3,019	359	21
Fair Value of Plan Assets	2,271	2,169	18	16

Estimated future benefits expected to be paid in each of the next five fiscal years, and in aggregate for the five fiscal years thereafter, is presented below:

				Federal
				Prescription
				Drug
	Pension Benefits		Other	Subsidy
Dollars in millions	US	Non-US	Benefits	Receipts
2006	$180	$8	$49	$—
2007	184	10	42	—
2008	188	12	42	1
2009	192	14	42	1
2010	196	15	42	1
2011 - 2015	1,016	94	192	15

The components of the pension net periodic benefit cost (credit) for the fiscal 2005, 2004 and 2003 are provided in the table below:

	Pension Benefits - US			Pension Benefits - Non- US
	Year ended September 30,			Year ended September 30,
Dollars in millions	2005	2004	2003	2005	2004	2003
COMPONENTS OF NET PERIODIC BENEFIT COST (CREDIT)
Service cost	$17	$16	$48	$10	$4	$4
Interest cost	169	170	165	14	1	1
Expected return on plan assets	(217)	(217)	(201)	(1)	(1)	(1)
Amortization of unrecognized prior service cost	6	7	3	—	—	—
Recognized net actuarial loss	35	15	—	—	—	—
Amortization of transition asset	—	—	(1)	—	—	—
Curtailment gain	—	—	(31)	—	(1)	—
Special termination benefits	—	—	5	—	—	—
Net periodic benefit cost (credit)	$10	$(9)	$(12)	$23	$3	$4

The components of the postretirement net periodic benefit cost for the fiscal 2005, 2004 and 2003 are provided in the table below:

	Postretirement Benefits
	Year ended September 30,
Dollars in millions	2005	2004	2003
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost	$5	$4	$5
Interest cost	39	41	36
Expected return on plan assets	(11)	(15)	(16)
Amortization of unrecognized prior service cost	9	10	2
Recognized net actuarial loss (gain)	5	5	2
Amortization of transition asset	—	—	—
Curtailment (gain) loss	—	—	(15)
Special termination benefits	—	—	—
Net periodic benefit cost	$47	$45	$14

In fiscal 2003, the net pension credit for U.S. plans of $12 million included a $31 million curtailment gain from freezing management pension benefit accruals, and a $5 million charge for special termination benefits offered to represented employees as a result of the new collective bargaining agreements. Also, the net postretirement benefit expense of $14 million included a $15 million curtailment gain from freezing management retiree health care benefit accruals.

The weighted average assumptions used to determine the projected benefit obligation and net periodic benefit cost for the pension plans are provided in the table below:

	Pension Benefits -			Pension Benefits -
	US			Non-US
Dollars in millions	2005	2004	2003	2005	2004	2003
Weighted-average assumptions used to determine Benefit obligations at September 30
Discount rate	5.50%	5.75%	6.00%	4.24%	5.22%	5.31%
Rate of compensation increase	4.00%	4.00%	4.00%	3.04%	3.40%	3.29%

Weighted-average assumptions used to determine net periodic benefit cost for years ended September 30
Discount rate	5.75%	6.00%	6.50%	4.79%	5.31%	5.44%
Expected return on plan assets	9.00%	9.00%	9.00%	5.41%	5.58%	5.88%
Rate of compensation increase	4.00%	4.00%	4.00%	3.03%	3.29%	3.43%

The weighted average assumptions used to determine the accumulated postretirement benefit obligation and net periodic benefit cost for the postretirement plans are provided in the table below:

	Postretirement
	Benefits
	2005	2004	2003
Weighted-average assumptions used to determine Benefit obligations at September 30
Discount rate	5.50%	5.75%	6.00%
Rate of compensation increase	4.00%	4.00%	4.00%

Weighted-average assumptions used to determine net periodic benefit cost for years ended September 30
Discount rate	5.75%	6.00%	6.50%
Expected return on plan assets	7.25%	9.00%	9.00%
Rate of compensation increase	4.00%	4.00%	4.00%

The assumptions in the above table were reassessed as of September 30, 2005. The weighted average discount rate used to determine the benefit obligation was reduced from 5.75% to 5.50% for U.S. plans, and from 5.22% to 4.24% for non-U.S. plans. The discount rate is selected based on current yields on high quality corporate fixed-income investments that are available and expected to be available with maturities corresponding to the expected duration of the benefit obligations. We also conducted a study of the expected long-term rate of return on the pension and postretirement plan assets.  This study consisted of forecasting the forward-looking return, risk and correlation for all asset classes. The forecasted inflation rate, productivity growth rate, dividend payout ratio, and risk premium are examples of the inputs used to develop the forward-looking return assumptions. The results of the study were applied to the target asset allocations to determine the expected long-term rate of return. As a result, the expected rate of return on the pension plan assets will remain unchanged for fiscal 2006, and the expected rate of return on postretirement plan assets will be changed from 7.25% to 7.0% for fiscal 2006.

The assumed health care cost trend rates for postretirement benefit plans were as follows:

	September 30,
	2005	2004
Health care cost trend rate assumed for next year	9.7%	10.3%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2011	2011

Postretirement healthcare trend rates have a minimal effect on the amounts reported for the postretirement health care plan. A one-percentage-point increase in the Company’s healthcare cost trend rates would have increased the postretirement benefit obligation and the service and interest cost components of net periodic benefit cost by less than $1 million. Conversely, a one-percentage-point decrease would have decreased the postretirement benefit obligation and the service and interest cost components of net periodic benefit cost by less than $1 million.

The weighted-average asset allocation of the pension and postretirement plans by asset category and target allocation is as follows:

	Pension Plan			Pension Plan		Postretirement
	Assets - US			Assets - Non-US		Plan Assets
	September 30,		Long-term	September 30,		September 30,		Long-term
Asset Category	2005	2004	Target	2005	2004	2005	2004	Target
Equity Securities (1)	61%	63%	55%	0%	9%	71%	68%	70%
Debt Securities	28%	29%	30%	75%	68%	29%	32%	30%
Other (2)	11%	8%	15%	25%	23%	0%	0%	0%
Total	100%	100%	100%	100%	100%	100%	100%	100%

(1)          Equity securities in the pension plan included $23 million and $77 million of Avaya common stock as of September 30, 2005 and 2004, respectively.

(2)          Other includes cash/cash equivalents, hedge funds and limited partnerships of various types.

Our asset investment strategy focuses on maintaining a diversified portfolio designed to optimize returns subject to a prudent level of risk. We perform an asset-liability study every two to three years (or more frequently, if necessary) for the pension plans, and on an as necessary basis for the postretirement plans, to determine the optimal asset mix to meet future benefit obligations. The most recent pension asset-liability study was completed in fiscal 2004.

We use derivative financial instruments including futures, options and swaps in support of our investment strategy, principally to limit or minimize exposure to certain risks, and to increase investment returns. The use of derivative financial instruments for speculative purposes is prohibited by our investment policy.

Savings Plans

Substantially all of the Company’s U.S. employees are eligible to participate in savings plans sponsored by the Company. The plans allow employees to contribute a portion of their compensation on a pre-tax and after-tax basis in accordance with specified guidelines. Avaya matches a percentage of employee contributions up to certain limits. The Company’s expense related to these savings plans was $53 million, $40 million and $31 million in fiscal 2005, 2004 and 2003, respectively.

Effective January 1, 2004, the Company enhanced its savings plans for management employees that increased the value of the Company’s contribution towards the plans in order to offset in part the freezing of pension benefit accruals as described above.

14. Stock Compensation Plans

The Company has a stock compensation plan that provides for the issuance to eligible employees of nonqualified stock options and restricted stock units representing Avaya common stock. In addition, the Company has a stock purchase plan under which eligible employees have the ability to purchase shares of Avaya common stock at 85% of market value.

Stock Options

Stock options are generally granted with an exercise price equal to or above the market value of a share of common stock on the date of grant, have a term of 10 years or less and vest within four years from the date of grant. All stock options granted in fiscal 2004 or after have a term of seven years and vest in three years.  As of September 30, 2005, there were 21 million stock options authorized for grant to purchase Avaya common stock under the Company’s stock compensation plan.   At the 2004 Annual Meeting of Shareholders, the Avaya Inc. 2004 Long Term Incentive Plan (the “Plan”) was approved.  The Plan became the successor plan and no further grants will be made from, the Company’s four previous existing plans: the 2000 Long Term Incentive Plan, the 2000 Stock Compensation Plan for Non-employee Directors, the Broad Based Stock Option Plan, and the Long Term Incentive Plan for Management Employees (the “Existing Plans”).  The consolidation of the Existing Plans into the Plan resulted in an aggregate reduction in the number of shares eligible for awards under the existing plans.

In connection with certain of the Company’s acquisitions, outstanding stock options held by employees of acquired companies became exercisable for Avaya’s common stock, according to their terms, effective at the acquisition date. The fair value of these options was included as part of the purchase price.

The following table summarizes information concerning options outstanding including the related transactions for fiscal 2005, 2004 and 2003:

	Shares	Weighted Average
	(000’s)(1)	Exercise Price
OPTIONS OUTSTANDING AS OF SEPTEMBER 30, 2002	44,828	$15.46
Granted	14,076	3.26
Exercised	(1,087)	5.24
Forfeited and Expired (2)	(6,115)	14.67
OPTIONS OUTSTANDING AS OF SEPTEMBER 30, 2003	51,702	12.44
Granted	10,230	13.72
Exercised	(9,206)	8.43
Forfeited and Expired (2)	(4,186)	13.89
OPTIONS OUTSTANDING AS OF SEPTEMBER 30, 2004	48,540	13.35
Granted	7,189	14.90
Exercised	(4,421)	7.84
Forfeited and Expired (2)	(2,783)	15.72
OPTIONS OUTSTANDING AS OF SEPTEMBER 30, 2005	48,525	$13.95

(1)                                  Amounts include 2 million stock options outstanding related to Connectivity Solutions employees as of September 30, 2003 and 2002.

(2)                                  Primarily represents normal option expiration and forfeitures attributed to employee terminations resulting from the Company’s restructuring programs.

The weighted average fair value of the Company’s stock options granted during fiscal 2005, 2004 and 2003, calculated using the Black-Scholes option-pricing model, was $6.72, $6.80 and $1.80 per share, respectively.

The following table summarizes the status of the Company’s stock options as of September 30, 2005:

	Stock Options Outstanding			Stock Options Exercisable
		Average	Weighted		Weighted
		Remaining	Average		Average
	Shares	Contractual	Exercise	Shares	Exercise
Range of Exercise Prices	(000’s)	Life (Years)	Price	(000’s)	Price
$0.01 to $9.70	11,112	4.03	$4.42	8,712	$4.58
$9.71 to $14.79	11,041	5.11	12.94	10,064	13.17
$14.80 to $15.19	12,360	5.01	14.84	12,360	14.84
$15.20 to $19.36	7,043	5.81	16.17	7,005	16.17
$19.36 to $51.21	6,969	3.42	26.88	6,969	26.88
Total	48,525		$13.95	45,110	$14.55

As of September 30, 2004, there were 31.3 million exercisable outstanding stock options with a weighted average exercise price of $15.37.

The Company also has awarded stock option grants to non-employee Directors. Stock options were granted to non-employee Directors in order to attract and retain qualified individuals to serve as members of the Board of Directors. The options granted were priced at the fair market value on the date of grant. These options generally became exercisable six months from the date of grant and expire after ten years. No options have been granted to non-employee Directors since December 2002.  As of September 30, 2005, there were 774,000 stock options outstanding, with a weighted average exercise price of $10.48, issued to non-employee Directors.

Restricted Stock Units

The Company’s stock compensation plan permits the granting of restricted stock units to eligible employees and non-employee Directors at fair market value at the date of grant and typically become fully vested over a four-year period. Restricted stock units are payable in shares of the Company’s common stock upon vesting. The Company records compensation expense for the amortization of restricted stock units issued to employees, utilizing the intrinsic-value method, which would result in the same amount of compensation expense that would be recognized as if the Company had applied the fair value recognition provisions of SFAS 123. Compensation expense recorded under APB 25 related to restricted stock units was $10 million, $15 million and $31 million for fiscal 2005, 2004 and 2003, respectively.

The following table presents the total number of shares of common stock represented by restricted stock units granted to Company employees:

	Year ended September 30,
	2005	2004	2003
Restricted stock units granted (in thousands)	2,422	582	6,247
Weighted average market value of shares granted during the period	$14.82	$13.91	$3.29

As of September 30, 2005, there were approximately 4.9 million restricted stock units outstanding. This included 3.7 million that have not vested.

On December 16, 2004, the Compensation Committee of the Board of Directors approved awards of 0.4 million performance vesting restricted stock units to executive officers of the Company pursuant to the terms of the Avaya Inc. 2004 Long Term Incentive Plan.  The performance vesting restricted stock units vest upon the achievement of certain targets.

Employee Stock Purchase Plan

Under the terms of the Company’s employee stock purchase plan, eligible employees may have up to 10% of eligible compensation deducted from their pay to purchase Avaya common stock. The Avaya Inc. Employee Stock Purchase Plan (“2000 ESPP”) was terminated on March 1, 2003 and replaced with the Avaya Inc. 2003 Employee Stock Purchase Plan (“2003 ESPP”) which has terms virtually identical to the 2000 ESPP. The 2003 ESPP was approved by the Company’s stockholders in February 2003, became effective January 1, 2003, and expires on March 1, 2006, subject to extension by the Company’s Board of Directors if all of the shares reserved under the ESPP have not been issued. All purchases of the Company’s common stock made after December 31, 2002 were made under the 2003 ESPP.

Under the 2003 and 2000 ESPPs, the per share purchase price is 85% of the average high and low per share trading price of Avaya’s common stock on the New York Stock Exchange on the last trading day of each month. During fiscal 2005, 2004 and 2003, 1.4 million, 1.1 million and 3.9 million shares were purchased under the 2003 and 2000 ESPPs at weighted average prices of $10.11, $12.03 and $2.48, respectively.

15. Operating Segments

The Company reports its operations in two segments—Global Communications Solutions (“GCS”) and Avaya Global Services (“AGS”). This structure represents a change from the Company’s three-segment structure utilized in fiscal 2004, and reflects how the businesses are being managed consistent with the Company’s operating structure and go-to-market strategies. Accordingly, prior period amounts have been restated to reflect this change. The GCS segment, which includes our prior reportable segments of Enterprise Communications Group (“ECG”) and Small and Medium Business Solutions (“SMBS”), develops, markets and sells communications systems including IP telephony solutions, multi-media contact center infrastructure and converged applications in support of customer relationship management, unified communications applications, appliances such as IP telephone sets, and traditional voice communications systems. The AGS segment develops, markets and sells comprehensive end-to-end global service offerings that enable customers to plan, design, implement, monitor and manage their converged communications networks worldwide.

The GCS segment includes the portion of the Tenovis rental services revenue attributable to the equipment used in connection with the customer contracts. The portion of the customer contracts attributable to maintenance and other services is included in the AGS segment.

The segments are managed as two individual businesses and, as a result, include certain allocated costs and expenses of shared services, such as information technology, human resources, legal and finance (collectively, “corporate overhead expenses”). At the beginning of each fiscal year, the amount of certain corporate overhead expenses, including targeted annual incentive awards, to be charged to operating segments is determined and fixed for the entire year in the annual plan. The annual incentive award accrual is adjusted quarterly based on actual year to date results and those estimated for the remainder of the year. This adjustment of the annual incentive award accrual, as well as any other over/under absorption of corporate overhead expenses against plan is recorded and reported within the Corporate/Other Unallocated Amounts caption. Restructuring charges are also recorded and reported within the Corporate/Other Unallocated Amounts caption.

Reportable Segments

Summarized financial information relating to the Company’s reportable segments is shown in the following table:

	Reportable Segments
	Global	Avaya	Corporate/Other
	Communications	Global	Unallocated
Dollars in millions	Solutions	Services	Amounts	Total

2005
Revenue	$2,572	$2,330	$—	$4,902
Operating income	57	166	75	298
Capital expenditures (1)	12	5	130	147
Depreciation and amortization (1)	169	98	5	272
Interest expense (2)	—	—	19	19
Benefit from income taxes (2)	—	—	(676)	(676)
Restructuring charges	—	—	22	22
Assets:
Inventory	162	126	—	288
Goodwill	642	272	—	914
Corporate assets (2)	—	—	4,017	4,017
Total assets	$804	$398	$4,017	$5,219

2004
Revenue	$2,044	$2,021	$4	$4,069
Operating income	71	249	3	323
Capital expenditures (1)	7	6	68	81
Depreciation and amortization (1)	89	52	6	147
Interest expense (2)	—	—	66	66
Benefit from income taxes (2)	—	—	(49)	(49)
Assets:
Inventory	97	142	—	239
Goodwill	187	70		257
Corporate assets (2)	—	—	3,663	3,663
Total assets	$284	$212	$3,663	$4,159

2003
Revenue	$1,880	$1,916	$—	$3,796
Operating income (loss)	(120)	163	20	63
Capital expenditures (1)	5	4	48	57
Depreciation and amortization (1)	102	64	5	171
Interest expense (2)	—	—	78	78
Provision for income taxes (2)	—	—	84	84
Assets:
Inventory	146	118	—	264
Goodwill	146	—	—	146
Corporate assets (2)	—	—	3,245	3,245
Total assets (3)	$292	$118	$3,245	$3,655

(1)                                  Management does not allocate to the segments certain capital expenditures that are not directly managed by or identified with the reportable segments and, as such, has reported these amounts in the other unallocated category. However, the associated depreciation and amortization expense has been allocated to each segment since these amounts are included in each segment’s results for purposes of evaluating performance. The increase in unallocated capital expenditures relates primarily to acquisitions.

(2)                                  Interest expense, Provision for (Benefit from) income taxes and Restructuring charges are managed at a corporate level by senior management of the company and not at a segment level. These are therefore disclosed in the Corporate / Other Unallocated Amounts column. Corporate assets consist primarily of cash and cash equivalents, deferred income taxes, and property, plant and equipment. Corporate assets are included in the Corporate / Other Unallocated Amounts category since they are managed at a corporate level and are not identified with the segments.

(3)                                  Total assets exclude $402 million as of fiscal 2003 for other current assets of discontinued operations and other assets of discontinued operations.

Geographic Information

Financial information relating to the Company’s revenue by geographic area is as follows:

	External Revenue (1)			Long-Lived Assets (2)
	Year ended September 30,			September 30,
Dollars in millions	2005	2004	2003	2005	2004
U.S.	$2,908	$3,089	$2,905	$453	$460
Outside the U.S.:
Germany	724	45	41	214	1
EMEA (excluding Germany) - Europe / Middle East / Africa	696	493	447	52	30
APAC - Asia Pacific	336	226	195	14	13
Americas, non-US	238	216	208	5	5
Total outside the U.S.	1,994	980	891	285	49
Total	$4,902	$4,069	$3,796	$738	$509

(1)                                  Revenue is attributed to geographic areas based on the location of customers.

(2)                                  Represents property, plant and equipment, net.

16. Related Party Transactions

In August and September 2005, the Warburg Entities distributed to their partners an aggregate of 24,999,988 shares of the Company’s common stock, according to Schedules 13D/A filed with the SEC on August 4, 2005 and September 2, 2005, respectively (see Note 10 “Convertible Participating Preferred Stock and Other Equity Transactions” ).

In October 2005, the Warburg Entities (i) exercised the 7,355,824 Series C Warrants held by them, resulting in their acquisition of an aggregate of 5,236,861 shares of our common stock and (ii) advised the Company that they had distributed to their partners an aggregate of 15,299,993 shares of our common stock.  As a result of the foregoing, as of November 1, 2005, the total number of shares of our common stock beneficially owned by the Warburg Entities was 156,529 shares, which represented approximately 0.056% of our common stock outstanding on that date.

As previously reported, in 2004, Gyro Graphic Communications, Inc. (“Gyro”) was selected to provide certain services regarding marketing events and demand generation activities related to the launch of various Avaya products. Garry McGuire, Jr., the President of Gyro USA, a division of Gyro, is the son of Garry K. McGuire, Avaya’s Chief Financial Officer. The Company continued to obtain services from Gyro for similar events and activities during 2005. In June 2005, Daniel Peterson, the son of Avaya’s Chairman and Chief Executive Officer, Donald K. Peterson, became employed by Gyro. During fiscal 2005 and fiscal 2004, the Company paid Gyro $4.6 million and $1.3 million, respectively, for its services. The terms, including pricing, on which the Company did business with Gyro during fiscal years 2004 and 2005 were comparable overall with those on which the Company obtained similar services from other vendors.

During a portion of fiscal 2005, Mr. Peterson served on the board of directors of Reynolds and Reynolds.  During fiscal 2005, Reynolds and Reynolds paid approximately $0.5 million to the Company for maintenance on certain equipment and software under service agreements and for the continuation of other communications-related services for that company’s facilities.  Mr. Odeen, who is Chairman of Avaya’s Compensation Committee and Chairman of Reynolds and Reynolds, also served as the Interim Chief Executive Officer of Reynolds and Reynolds from July 2004 through January 2005.  Mr. Odeen no longer holds that interim position, and Mr. Peterson no longer serves as a director of Reynolds and Reynolds.

17. Commitments and Contingencies

Legal Proceedings

In the ordinary course of business the Company is involved in lawsuits, claims, government inquiries, investigations, charges and proceedings, including, but not limited to, those identified below, relating to intellectual property, commercial, securities, employment, employee benefits, environmental and regulatory matters. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, it is difficult to reasonably estimate the maximum potential exposure or the range of possible loss. These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. Our assessments are based on estimates and assumptions that have been deemed reasonable by management. In accordance with SFAS No. 5, “Accounting for Contingencies,” the Company makes a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Other than as described below, the Company believes there is no litigation pending against the Company that could have, individually or in the aggregate, a material adverse effect on the Company’s financial position, results of operations or cash flows.

Year 2000 Actions

On September 30, 2000, Lucent contributed its enterprise networking business to us and distributed all of the outstanding shares of our capital stock to its shareowners. We refer to these transactions in this Quarterly Report on Form 10-Q as the “distribution.”  Three purported class actions were pending against Lucent at the time of the spin-off of the Company from Lucent.  Two were filed in federal courts in California and New York, respectively, in 1999, and one was filed in state court in West Virginia, also in 1999.  All three matters alleged substantially similar allegations that Lucent and its predecessor, AT&T Corp., sold equipment that was not Year 2000 or “Y2K” compliant, meaning that the products were designed and developed without considering the possible impact of the change in the calendar from December 31, 1999 to January 1, 2000. The complaints allege that the sale of these products violated statutory consumer protection laws and constituted breaches of implied warranties.

The federal court in California and the state court in Virginia certified classes essentially consisting of those entities who purchased the products identified in the suits between January 1, 1990 and December 31, 1999, with the West Virginia state court also certifying a sub-class of those who had maintenance and/or extended warranty agreements in effect as of April 1, 1998.  The federal court in New York denied class certification to plaintiffs in New York matter and remanded the case to state court.

In May 2004, after extensive litigation and negotiations, the Company and plaintiffs in all three actions entered into a settlement agreement to resolve of the above-described actions. Under the general terms of the agreement, eligible class members who acquired certain products between 1990 and 1999 may receive credits up to $110 million or a cash alternative. The credits are valid for a three-year period and can be applied toward a 45 percent discount on purchases of new Avaya products and/or a 30 percent discount on Avaya maintenance services. Alternatively, eligible class members may receive a one-time cash payment equal to 25 percent of the credits to which they may be entitled. The state court in West Virginia approved the settlement in July 2004 and issued an order of final approval of the settlement. The period of time for eligible customers to file claims has concluded, and Avaya has begun to distribute payments to class members who elected to receive cash distributions.  Those eligible customers who have elected to apply credits to applicable accounts may do so for a three year period, concluding in August 2008.

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

Commissions Arbitration Demand

In July 2002, Communications Development Corporation (“CDC”), a British Virgin Islands corporation, made formal demand for arbitration for alleged unpaid commissions in an amount in excess of $10 million, stemming from the sale of products from Avaya’s businesses that were formerly owned by Lucent involving the Ministry of Russian Railways. In April 2003, CDC initiated the arbitration before the American Arbitration Association. The plaintiff alleges that as a result of agreements entered into between the plaintiff and the Company, it is owed commissions on sales by the Company to the Ministry of Russian Railways on a continuing basis. The Company believes that the agreements relating to the plaintiff’s claim have expired or do not apply to the products in question. As the sales of products continue, CDC may likely increase its commission demand. An arbitration hearing is scheduled to begin in December 2005.  As the hearing in the matter is commencing in mid December 2005, an outcome cannot be predicted and, as a result, we cannot be assured that these cases will not have a material adverse effect on our financial position, results of operations or cash flows.

Securities Litigation

In April and May of 2005, purported class action lawsuits were filed in the Federal District Court for the District of New Jersey against us and certain of our officers, alleging violations of the federal securities laws. The actions purport to be filed on behalf of purchasers of our common stock during the period from October 5, 2004 (the date of our signing of the agreement to acquire Tenovis) through April 19, 2005.

The complaints, which are substantially similar to one another, allege, among other things, that the plaintiffs were injured by reason of certain allegedly false and misleading statements made by us relating to the cost of the Tenovis integration, the disruption caused by changes in the delivery of our products to the market and reductions in the demand for our products in the U.S., and that based on the foregoing we had no basis to project our stated revenue goals for fiscal 2005. The Company has been served with a number of these complaints. No class has been certified in the actions. The complaints seek compensatory damages plus interest and attorneys’ fees.  In August 2005, the court entered an order identifying a lead plaintiff and lead plaintiffs’ counsel. A consolidated amended complaint was filed in October 2005.  Pursuant to a scheduling order issue by the District Court, defendants will file a motion to dismiss this complaint no later than December 16, 2005.

This consolidated matter is still in the early stages of litigation and an outcome cannot be predicted and, as a result, we cannot be assured that these cases will not have a material adverse effect on our financial position, results of operations or cash flows.

Derivative Litigation

In May and July of 2005,  three derivative complaints were filed against certain officers and the Board of Directors (“Board”) of the Company. Two complaints were filed in the United States District Court, District of New Jersey, and one was filed in the Superior Court of New Jersey, Somerset County. The allegations in each of the complaints are substantially similar and include the Company as a nominal defendant. The complaints allege, among other things, that defendants violated their fiduciary duties by failing to disclose material information and/or by misleading the investing public about the Company’s business, asserting claims substantially similar to those asserted in the actions described above under “Securities Litigation.”  The complaints seek contribution from the defendants to the Company for alleged violations of the securities laws, restitution to the Company and disgorgement of profits earned by defendants, and fees and costs.  These actions are in the early stages of litigation and an outcome cannot be predicted and, as a result, we cannot determine if they will have an effect on our business or operations or, if they do, whether their outcomes will have a material adverse effect on our business or operations.

ERISA Class Action

In July 2005, a purported class action lawsuit was filed in the United States District Court for the District of New Jersey against us and certain of our officers, employees and members of the Board of Directors (the “Board”) of the Company, alleging violations of certain laws under the Employee Retirement Income Security Act of 1974 (“ERISA”). On October 17, 2005, an amended purported class action was filed against us and certain of our officers, employees and members of the Board.  Like the initial complaint, the amended complain purports to be filed on behalf of all participants and beneficiaries of the Avaya Inc. Savings Plan, the Avaya Inc. Savings Plan for Salaried Employees and the Avaya Inc. Savings Plan for the Variable Workforce (collectively, the “Plans”), during the period from October 5, 2004 through July 20, 2005. It contains factual allegations substantially similar to those asserted in the matters under the heading of “Securities Litigation.”

The complaint alleges, among other things, that the named defendants breached their fiduciary duties owed to participants and beneficiaries of the Plans and failed to act in the interests of the Plans’ participants and beneficiaries in offering Avaya common stock as an investment option, purchasing Avaya common stock for the Plans and communicating information to the Plans’ participants and beneficiaries.  No class has been certified in the action. The complaint seeks a monetary payment to the plans to make them whole for the alleged breaches, costs and attorneys’ fees. Pursuant to a scheduling order entered by the District Court, defendants will file a motion to dismiss the amended complaint no later than December 16, 2005.

This matter is still in the early stages of litigation and an outcome cannot be predicted and, as a result, we cannot be assured that this case will not have a material adverse effect on our financial position, results of operations or cash flows.

Government Subpoenas

On April 29, 2005, the Company received a subpoena to produce documents before a grand jury of the United States District Court, District of South Carolina, relating to the United States’ investigation of potential antitrust and other violations in connection with the federal E-Rate Program. The subpoena requests records from the period January 1, 1997 to the present. At this time, we cannot determine if this matter will have an effect on our business or, if it does, whether its outcome will have a material adverse effect on our financial position, results of operations or cash flows.

On May 3, 2005, the Company received a subpoena from the Office of Inspector General, U.S. General Services Administration, relating to a federal investigation of billing by the Company for telecommunications equipment and maintenance services. The subpoena requests records from the period January 1, 1990 to the present. At this time, we cannot determine if this matter will have an effect on our business or, if it does, whether its outcome will have a material adverse effect on our financial position, results of operations or cash flows.

The Company is cooperating with the relevant government entities with respect to these subpoenas.

Antitrust Lawsuit

In August 2005, United Asset Coverage, Inc. (“UAC”), filed a verified complaint against the Company in the United States District Court, Northern District of Illinois, alleging, among other things, violations of federal and state antitrust laws, in the manner in which the Company seeks to protect its proprietary information.  The verified complaint sought a temporary restraining order against the Company to enjoin immediately its practice of limiting the use of its proprietary information in a manner which the Company believes is in violation of its contracts and licensing agreements.  The court denied UAC’s motion for temporary restraints.  A preliminary injunction hearing began on October 25, 2005, and after several adjournments of the hearing based on the District Court’s schedule, concluded on November 22, 2005.  The parties are scheduled to submit post-hearing briefs in support of their respective positions in mid December 2005, and a decision is expected some time thereafter. As the District Court has not issued its decision on plaintiff’s motion for a preliminary injunction, and because even if Avaya prevails on that motion an outcome cannot be predicted, we cannot be assured that this case will not have a material adverse effect on our financial position, results of operations or cash flows.

Environmental, Health and Safety Matters

The Company is subject to a wide range of governmental requirements relating to employee safety and health and to the handling and emission into the environment of various substances used in its operations.  The Company is subject to certain provisions of environmental laws, particularly in the United States, governing the cleanup of soil and groundwater contamination.  Such provisions impose liability for the costs of investigating and remediating releases of hazardous materials at currently or formerly owned or operated sites.  In certain circumstances, this liability may also include the cost of cleaning up historical contamination, whether or not caused by the Company.  The Company is currently conducting investigation and/or cleanup of known contamination at ten of its current or former facilities either voluntarily or pursuant to government directives.  Based on currently available information, none of the sites is reasonably likely to generate environmental costs that will be individually material nor will environmental costs for all sites in the aggregate be material.  There are no known third parties who may be responsible for investigation and/or cleanup at these sites and therefore, for purposes of assessing the adequacy of accruals for these liabilities, the Company has not assumed that it will recover amounts from any third party, including under any insurance coverage or indemnification arrangement.  Although the Company does not separately track recurring costs of managing hazardous substances and pollutants in ongoing operations, it does not believe them to be material.

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

The Company assesses the adequacy of environmental reserves on a quarterly basis.  The Company does not expect the outcome of these matters to have a material impact on its financial position.  Expenditures for environmental matters for each of fiscal 2005 and 2004 were not material to the Company’s financial position, results of operations or cash flows.  Payment for the environmental costs covered by the reserves may be made over a 30-year period.

Product Warranties

The Company recognizes a liability for the estimated costs that may be incurred to remedy certain deficiencies of quality or performance of the Company’s products.  These product warranties extend over a specified period of time generally ranging up to one year from the date of sale depending upon the product subject to the warranty. Products sales from Tenovis have a two year warranty from date of sales.  Included in the purchase price allocation of Tenovis was an assumed liability of approximately $8 million related to product warranty costs.  The Company accrues a provision for estimated future warranty costs based upon the historical relationship of warranty claims to sales.  The Company periodically reviews the adequacy of its product warranties and adjusts, if necessary, the warranty percentage and accrued warranty reserve, which is included in other current liabilities in the Consolidated Balance Sheets, for actual experience.

Dollars in millions
Balance as of September 30, 2004	$23
Warranty liabilities assumed in connection with acquisitions	8
Reductions for payments and costs to satisfy claims	(43)
Accruals for warranties issued during the period	42
Balance as of September 30, 2005	$30

Guarantees of Indebtedness and Other Off-Balance Sheet Arrangements

Letters of Credit

The Company has entered into uncommitted credit facilities that vary in term totaling $157 million as of September 30, 2005, for the purpose of securing third party financial guarantees such as letters of credit which ensure the Company’s performance or payment to third parties.  Additionally, the Company has $400 million of committed credit facilities, which is discussed in Note 8 “Long-Term Debt.”  As of September 30, 2005, the Company had outstanding an aggregate of $139 million in irrevocable letters of credit under the committed and uncommitted credit facilities (including $55 million under its $400 million committed credit facility) and $1 million of restricted cash.

Surety Bonds

The Company arranges for the issuance of various types of surety bonds, such as license, permit, bid and performance bonds, which are agreements under which the surety company guarantees that the Company will perform in accordance with contractual or legal obligations.  These bonds vary in duration although most are issued and outstanding from six months to three years.  If the Company fails to perform under its obligations, the maximum potential payment under these surety bonds is $34 million as of September 30, 2005.  Historically, no surety bonds have been drawn upon and there is no expectation to do so in the future.

Purchase Commitments and Termination Fees

The Company purchases components from a variety of suppliers and uses several contract manufacturers to provide manufacturing services for its products. During the normal course of business, in order to manage manufacturing lead times and to help assure adequate component supply, the Company enters into agreements with contract manufacturers and suppliers that allows them to produce and procure inventory based upon forecasted requirements provided by the Company.  If the Company does not meet these specified purchase commitments, it could be required to purchase the inventory, or in the case of certain agreements, pay an early termination fee.  As of September 30, 2005, the maximum potential payment under these commitments was approximately $210 million.  Historically, the Company has not been required to pay a charge for not meeting its designated purchase commitments with these suppliers.

Our outsourcing agreement with our most significant contract manufacturer, expires in May 2006. The agreement will automatically renew for successive one-year terms unless either party elects to terminate the agreement by giving notice to the other party six months prior to the expiration of the renewal term. Pursuant to the requirements of the agreement, the Company gave notice in November 2005 of our intention not to renew our outsourcing agreement.  The Company is in discussions to negotiate a new outsourcing agreement. However, there can be no assurance that we will be able to negotiate an a new agreement with this contract manufacturer or, alternatively, negotiate a replacement agreement with a new contract manufacturer on favorable terms.  The Company relies on outside sources for the supply of the components of our products and for the finished products delays or shortages associated with these components as well as a change in contract manufacturer could adversely affect our operating results.

Product Financing Arrangements

The Company sells products to various resellers that may obtain financing from certain unaffiliated third party lending institutions.

The Company had a product financing arrangement with one U.S. reseller which expired in fiscal 2005.  Accordingly, Avaya is no longer obligated to repurchase inventory previously sold to this reseller in the event the lending institution, which financed the transaction, repossesses the reseller’s inventory of the Company’s products.

For the Company’s product financing arrangement with resellers outside the U.S., in the event participating resellers default on their payment obligations to the lending institution, the Company is obligated under certain circumstances to guarantee repayment to the lending institution. The repayment amount fluctuates with the level of product financing activity. The guarantee repayment amount reported to the Company from the lending institution was approximately $6 million as of September 30, 2005. The Company reviews and sets the maximum credit limit for each reseller participating in this financing arrangement. There have not been any guarantee repayments by Avaya since the Company entered in this arrangement in October 2000.  The Company has estimated the fair value of this guarantee as of September 30, 2005, and has determined that it is not significant.  There can be no assurance that the Company will not be obligated to repurchase inventory under this arrangement in the future.

Performance Guarantee

In connection with the sale of Connectivity Solutions and the sale of a portion of the Expanets business, the Company has assigned its rights and obligations under several real estate leases to the acquiring companies (the “assignees”).  The remaining terms of these leases vary from one year to eight years.  While the Company is no longer the primary obligor under these leases, the lessor has not completely released the Company from its obligation, and holds it secondarily liable in the event that the assignees default on these leases.  The maximum potential future payments the Company could be required to make, if all of the assignees were to default as of September 30, 2005, would be approximately $20 million.  The Company has assessed the probability of default by the assignees and has determined it to be remote.

Credit Facility Indemnification

In connection with its obligations under the amended Credit Facility described in Note 8 “Long-Term Debt,” the Company has agreed to indemnify the third party lending institutions for costs incurred by the institutions related to changes in tax law or other legal requirements. While there have been no amounts paid to the lenders pursuant to this indemnity in the past, there can be no assurance that the Company will not be obligated to indemnify the lenders under this arrangement in the future.

Transactions with Lucent

In connection with the Company’s distribution in September 2000, the Company and Lucent executed and delivered the Contribution and Distribution Agreement and certain related agreements.

Pursuant to the Contribution and Distribution Agreement, Lucent contributed to the Company substantially all of the assets, liabilities and operations associated with its enterprise networking businesses (“Company’s Businesses”).  The Contribution and Distribution Agreement, among other things, provides that, in general, the Company will indemnify Lucent for all liabilities including certain pre-distribution tax obligations of Lucent relating to the Company’s Businesses and all contingent liabilities primarily relating to the Company’s Businesses or otherwise assigned to the Company.  In addition, the Contribution and Distribution Agreement provides that certain contingent liabilities not allocated to one of the parties will be shared by Lucent and the Company in prescribed percentages.  The Contribution and Distribution Agreement also provides that each party will share specified portions of contingent liabilities based upon agreed percentages related to the business of the other party that exceed $50 million.  See “Legal Proceedings” above for a discussion of the Company’s obligations under the settlement of certain litigation constituting shared contingent liabilities under the Contribution and Distribution Agreement.  The Company is unable to determine the maximum potential amount of other future payments, if any, that it could be required to make under this agreement.

In addition, if the separation from Lucent fails to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code because of an acquisition of the Company’s stock or assets, or some other actions of the Company, then the Company will be solely liable for any resulting corporate taxes.

During fiscal 2005, the Company recognized a $124 million tax benefit comprised of a $109 million tax benefit resulting from the resolution of U.S. federal income tax audit matters for the years 1999 and 2000 and a $15 million benefit due to certain state matters that arose prior to the Company’s separation from Lucent.  The $124 million benefit consisted of:  $155 million reversal of certain tax liabilities that were established at the time of the distribution; $8 million tax refund due from Lucent offset by a $39 million payment due to Lucent.  The Company made a net payment of $31 million in accordance with the terms of a Tax Sharing Agreement that the Company and Lucent entered into in connection with the distribution.  The Tax Sharing Agreement governs Lucent’s and the Company’s respective rights, responsibilities and obligations after the distribution with respect to taxes for the periods ending on or before the distribution. Generally, pre-distribution taxes or benefits that are clearly attributable to the business of one party will be borne solely by that party, and other pre-distribution taxes or benefits will be shared by the parties based on a formula set forth in the Tax Sharing Agreement.  The Company may be subject to additional taxes or benefits pursuant to the Tax Sharing Agreement related to future settlements of audits by state and local and foreign taxing authorities for the periods prior to the Company’s separation from Lucent.

Leases

The Company leases land, buildings and equipment under agreements that expire in various years through 2021. Rental expense under operating leases, excluding any lease termination costs incurred related to the Company’s restructuring programs, was $136 million, $130 million and $167 million for fiscal 2005, 2004 and 2003, respectively.

The table below sets forth future minimum lease payments, net of sublease income, due under non-cancelable operating leases, of which $34 million of such payments have been accrued for in accordance with generally accepted accounting principles pertaining to restructuring and exit activities.

Future minimum
Dollars in millions	lease payments
2006	$121
2007	102
2008	82
2009	66
2010	50
2011 and thereafter	218
Future minimum lease payments	$639

18. Quarterly Information

	Fiscal Year Quarters
Dollars in millions, except per share and stock price amounts	First	Second	Third	Fourth	Total
Year Ended September 30, 2005
Revenue	$1,148	$1,222	$1,236	$1,296	$4,902
Gross margin	543	563	575	616	2,297
Operating income	88	52	76	82	298
Provision for (benefit from) income taxes	7	11	(117)	(577)	(676)
Income from continuing operations	33	36	194	660	923
Loss from discontinued operations	(2)	—	—	—	(2)
Net income	$31	$36	$194	$660	$921
Earnings per share - Basic:
Earnings per share	$0.07	$0.08	$0.41	$1.39	$1.95
Earnings per share - Diluted:
Earnings per share	$0.07	$0.07	$0.40	$1.36	$1.89
Stock price (1):
High	$17.76	$17.74	$12.15	$10.94	$17.76
Low	$12.93	$11.25	$7.76	$7.85	$7.76

Year Ended September 30, 2004
Revenue	$971	$1,006	$1,016	$1,076	$4,069
Gross margin	448	471	488	538	1,945
Operating income	52	60	92	119	323
Provision for (benefit from) income taxes	7	(81)	9	16	(49)
Income from continuing operations	30	103	58	100	291
(Loss) income from discontinued operations	(20)	22	3	—	5
Net income	$10	$125	$61	$100	$296
Earnings per share - Basic:
Earnings per share from continuing operations	$0.07	$0.24	$0.13	$0.22	$0.66
(Loss) earnings per share from discontinued operations	(0.05)	0.05	0.01	—	0.01
Earnings per share	$0.02	$0.29	$0.14	$0.22	$0.67
Earnings per share - Diluted:
Earnings per share from continuing operations	$0.07	$0.22	$0.12	$0.21	$0.63
(Loss) earnings per share from discontinued operations	(0.05)	0.05	0.01	—	0.01
Earnings per share	$0.02	$0.27	$0.13	$0.21	$0.64
Stock price (1)
High	$14.35	$19.00	$17.60	$15.67	$19.00
Low	$10.52	$12.15	$13.40	$11.95	$10.52

(1)                                  Shows the intraday high and low sales price per share of the Company’s common stock as reported on the New York Stock Exchange for the periods indicated.