Form 10-K, Exhibit 13
period 2006-09-30
AVAYA INC
filed 2006-12-08
CIK 1116521

Exhibit 13

FINANCIAL REVIEW

Avaya Inc.

SELECTED FINANCIAL DATA

The following table sets forth selected financial information derived from our audited consolidated financial statements as of and for the five fiscal years ended September 30, 2006. The selected financial information for all periods should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Consolidated Financial Statements and the notes thereto, in order to understand further the factors that may affect the comparability of the data presented in the selected financial data table.

The following items affect the comparability of the selected financial information for the years presented:

•  During fiscal 2006 and 2005, respectively, we recorded $104 million and $22 million of restructuring charges related to employee separation and lease termination costs in EMEA and the U.S.

•  During fiscal 2006 and 2005, we repurchased and retired 29,909,400 and 11,525,000 shares of our common stock, respectively, in accordance with the share repurchase plan authorized by the Board of Directors on April 19, 2005.

•  During fiscal 2006, we repaid the remaining portion of our senior notes, leaving long-term and short-term capital lease obligations as our only debt. These obligations were then reclassified to Other Current Liabilities and Other Liabilities, respectively.

•  During the fourth quarter of fiscal 2005, we recorded a $590 million net tax benefit related to the reversal of a portion of our deferred tax valuation allowance.

•  In September 2005, we acquired Nimcat Networks Incorporated, a leading developer of embedded peer-to-peer IP call processing software headquartered in Canada. We paid $38 million in cash, net of cash received. Nimcat results have been consolidated as of September 16, 2005.

•  In November 2004, we acquired Tenovis Germany GmbH, a major European provider of enterprise communications systems and services. We paid $265 million in cash, including transaction fees and net of cash received, and assumed $287 million in debt. Tenovis results have been consolidated as of November 18, 2004. The acquisition of Tenovis resulted in a significant increase to our consolidated revenues and expenses. The pro forma impact on fiscal 2005 of the Tenovis acquisition is included in the accompanying notes to the Consolidated Financial Statements.

•  In October 2004, we acquired Spectel plc, a leading provider of audio conferencing solutions incorporated in Ireland. We paid $110 million in cash, including transaction fees and net of cash received. Spectel results have been consolidated as of October 4, 2004.

•  In August 2004, we paid $24 million in cash to increase our ownership in Tata Telecom Ltd., a leading voice communications solution provider in India, from 25.5% to 59.1%. This was accomplished through the acquisition of 25.1% of the issued share capital of Tata Telecom from the Tata Group, and an additional 8.5% through a public tender offer conducted pursuant to statutory requirements in India. As a result of acquiring a majority interest, the Tata Telecom results have been consolidated as of August 4, 2004. Tata Telecom has been renamed Avaya GlobalConnect Limited (“AGC”).

•  In January 2004, we sold certain assets and liabilities of our Connectivity Solutions segment to CommScope, Inc. Accordingly, the statement of operations and balance sheet information reflects the results of the disposal group as discontinued operations for all periods presented.

•  In November 2003, we acquired substantially all of the assets and assumed certain liabilities of Expanets for a purchase price of $117 million. Upon the closing, we decided to sell a portion of the

Expanets business that previously distributed other vendors’ products and accounted for this portion of the business as a component of discontinued operations. This portion was sold in a series of transactions during December 2003 and January 2004.

Statement of Operations Information

	Year ended September 30,
	2006	2005	2004	2003	2002
	Dollars in millions, except per share amounts
Revenue	$5,148	$4,902	$4,069	$3,796	$4,387
Gross margin	2,390	2,297	1,945	1,639	1,864
Gross margin as a percent of revenue	46.4%	46.9%	47.8%	43.2%	42.5%
Selling, general and administrative expenses	1,595	1,583	1,274	1,240	1,502
Selling, general and administrative expenses as a percent of revenue	31.0%	32.3%	31.3%	32.7%	34.2%
Research and development expenses	428	394	348	336	436
Research and development expenses as a percent of revenue	8.3%	8.0%	8.6%	8.9%	9.9%
Restructuring charges	104	22	—	—	209
Operating income (loss)	263	298	323	63	(354)
Provision for (benefit from) income taxes	83	(676)	(49)	84	273
Income (loss) from continuing operations	201	923	291	(128)	(677)
(Loss) income from discontinued operations	—	(2)	5	40	11
Net income (loss)	$201	$921	$296	$(88)	$(666)
Earnings (loss) per common share—basic:
Earnings (loss) per share from continuing operations	$0.43	$1.95	$0.66	$(0.34)	$(2.47)
Earnings per share from discontinued operations	—	—	0.01	0.11	0.03
Earnings (loss) per share	$0.43	$1.95	$0.67	$(0.23)	$(2.44)
Earnings (loss) per common share—diluted:
Earnings (loss) per share from continuing operations	$0.43	$1.89	$0.63	$(0.34)	$(2.47)
Earnings per share from discontinued operations	—	—	0.01	0.11	0.03
Earnings (loss) per share	$0.43	$1.89	$0.64	$(0.23)	$(2.44)

Balance Sheet Information

	September 30,
	2006	2005	2004	2003	2002
	Dollars in millions
Total assets	$5,200	$5,219	$4,159	$4,057	$3,897
Cash and cash equivalents	899	750	1,617	1,192	597
Goodwill	941	914	257	146	144
Debt, excluding capital lease obligations	—	14	593	953	933
Total stockholders’ equity	2,086	1,961	794	200	—

Other Information

	September 30,
	2006	2005	2004	2003	2002
	Dollars in millions
Net cash (debt)(1)	$899	$736	$1,024	$239	$(336)
Cash flow from operating activities of continuing operations	647	334	479	169	86
Capital expenditures	117	147	81	57	104
Capitalized software development costs	71	59	38	29	34
Number of employees(2)	18,525	19,100	14,900	16,900	18,800

(1)   We use net cash (debt) as an indicator of our balance sheet position relative to our future cash needs. In addition, we believe that the presentation of net cash provides useful information to investors about our liquidity. The following table provides the reconciliation of this measure to the most directly comparable GAAP measure:

	September 30,
	2006	2005	2004	2003	2002
	Dollars in millions
Cash and cash equivalents	$899	$750	$1,617	$1,192	$597
Debt, excluding capital lease obligations of $13 and $16 as of September 30, 2006 and 2005, respectively	—	14	593	953	933
Net cash (debt)	$899	$736	$1,024	$239	$(336)

(2)   Amounts exclude approximately 700 AGC employeees as of September 30, 2006. For fiscal years 2003 and 2002, employee numbers include employees of Connectivity Solutions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” should be read in conjunction with the Consolidated Financial Statements and the notes included elsewhere in this Annual Report. The matters discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Please see Item 1A. “Risk Factors,” included elsewhere in this Annual Report for a discussion of the use of forward-looking statements.

Overview

Products, Applications and Services

We are a leading provider of communications solutions, comprised of equipment hardware, software and services that help enterprises transform their businesses by redefining the way they work and interact with their customers, employees, business partners, suppliers and others. Our strategy is to evolve our communication solutions into intelligent communications. A key component of our strategy is to leverage our substantial experience and expertise in traditional voice communications systems to capitalize on the transition of these traditional voice systems to Internet Protocol (“IP”), and the adoption of IP telephony solutions. We believe our comprehensive suite of IP telephony solutions, communications applications and appliances, as supported by our global services organization and extensive network of business partners, transforms the enterprise communications system into a strategic asset for businesses, by enabling them to communicate to “anyone, at any place, at any time and in any way” they choose.

We support our broad customer base with comprehensive global services offerings that enable our customers to plan, design, implement, integrate, monitor and manage their communications networks. We believe our global services organization is an important consideration for customers purchasing our products and applications and is a source of significant revenue for us, primarily from maintenance contracts. The skilled professionals of our services organization, together with our network of business partners and our ability to diagnose customer network faults remotely, can provide 24-hour-a-day, seven-day-a-week service to our customers around the world. Our end-to-end portfolio of services offerings provides a single point of accountability.

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

We operate in approximately 50 countries and sell products and services through a network of business partners, distributors and dealers who have customers in nearly 100 other countries. As a result of our acquisition of Tenovis in November 2004, we have significantly increased our presence in Europe, particularly in Germany. For fiscal 2006, approximately 42% of our revenues were generated outside the U.S.

We are focused on the migration of our customers’ traditional voice communications to a converged network that provides for the integration of voice, data, video and other applications traffic on a single network. We offer customers the flexibility to implement new IP telephony solutions or “IP-enable” their existing Avaya voice communications systems, thereby preserving some of their existing communications technology investments and allowing them to implement IP telephony at their own pace. Converged networks offer increased functionality and provide our enterprise customers with the ability to reach the right person at the enterprise, at the right time, in the right place and in the right way, thereby optimizing business interactions and enhancing our customers’ ability to grow revenue and reduce costs. Our products, applications and services are driving the integration of communications and business processes, making communications an important component of our customers’ business strategies.

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

•  a large installed global customer base;

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

Financial Results Summary

Revenue—Revenue was $5,148 million and $4,902 million for fiscal 2006 and 2005, respectively. The $246 million increase was across both of our operating segments and all of our geographic regions. Revenues benefited from a full year of Tenovis in fiscal 2006, compared to a partial period last fiscal year, due to its acquisition on November 18, 2004. Revenues for fiscal 2006 were negatively impacted by $35 million of unfavorable currency fluctuations as compared to fiscal 2005, primarily related to the euro.

Gross Margin—Our gross margin for fiscal 2006 was 46.4%, compared to 46.9% last fiscal year. The gross margin decline in fiscal 2006 was primarily attributable to the decline in gross margin on sales of products and rental and managed services. The decline in gross margin on the sale of products was due to a combination of several factors, including an increase in indirect channel sales, higher discounts and unfavorable currency impact. The decline in gross margin on rental and managed services was primarily due to price erosion and customer cancellations of higher margin contracts.

Operating Expenses—Our selling, general and administrative (SG&A) expenses increased by $12 million to $1,595 million for fiscal 2006 compared to fiscal 2005. This net increase was primarily due to expenses associated with a full period of Tenovis, $29 million of asset impairment charges primarily related to certain internal-use software assets and increased employee benefit costs, partially offset by savings from the resolution of non-income tax audits, a reduction of a portion of our vacation accrual, and headcount reductions.

In fiscal 2006, our research and development (R&D) expenses increased by $34 million to $428 million due to costs incurred in connection with the design, coding and testing and other activities associated with the planning stages of new product development.

We also recorded $104 million of restructuring charges during fiscal 2006 for employee separation costs and lease termination obligations in EMEA and the U.S. These charges represented an increase from $22 million of restructuring charges recorded during fiscal 2005.

Profitability—We have reported net income for each of the last 14 consecutive quarters and each of our operating segments has been profitable on an annual basis for the past three fiscal years. We reported operating income of $263 million for fiscal 2006, a decline of $35 million from fiscal 2005. The impact of increased revenues was partially offset by restructuring charges, increased investment in R&D and a slight decline in our gross margin rate. We reported net income of $201 million during fiscal 2006 compared to net income of $921 million reported for fiscal 2005. The decline in net income is primarily the result of a $590 million tax benefit included in our fiscal 2005 net income related to the reversal of a portion of our deferred tax valuation allowance, as well as $123 million of additional discrete tax benefits in fiscal 2005. In fiscal 2006, the provision for income taxes of $83 million included a $7 million benefit for non-U.S. audit settlements.

Liquidity—We ended fiscal 2006 with a cash balance of $899 million, an increase of $149 million from the beginning of our fiscal year. During fiscal 2006, we generated cash from operations of $647 million for the fiscal year. As of September 30, 2006, we have capital lease obligations of $13 million and no funded long-term indebtedness.

Key Trends and Uncertainties Affecting Our Results

Trends and Uncertainties Affecting Our Revenue

The following are the key factors currently affecting our revenue:

•  Technology transition—Our growth strategy relies heavily on capturing a significant share of the spending by enterprises on their transition of technology from traditional communications systems to IP telephony. There are several factors that indicate that enterprises are in the midst of transitioning their traditional communications systems to next-generation communications technology. Although many large companies have begun to transition to IP telephony, IP telephony lines still constitute a small percentage of global installed enterprise telephony lines. We have begun to see companies that have purchased IP-enabled communications technology start to implement IP technology across their organizations. In addition, the average age of non-IP enterprise telephony systems is over ten years. Although these systems continue to operate reliably after ten years, we believe that enterprises typically will consider a new investment in enterprise communications technology at this point in the telephony system’s lifecycle. Accordingly, we believe that enterprises are increasingly considering new investments in enterprise communications and, if they decide to make such investments, may consider IP telephony. Additionally, we believe that IP telephony has gained widespread acceptance in the marketplace as an alternative replacement option, and we expect to see increased demand as the industry continues to go through the mainstream adoption phase in the product lifecycle. According to the latest available industry statistics, approximately half of all lines currently being shipped are IP rather than traditional.

As a result of the technology transition, spending by enterprises on traditional voice communication systems has been declining. Increases in our product revenue attributable to sales of IP telephony systems continue to be offset in part by declines in product revenue attributable to traditional voice communication systems.

•  Competitive environment—We have historically operated, and continue to operate, in an extremely competitive environment. However, the migration of traditional technology to IP telephony has resulted in an increased number of competitors offering similar products and applications. One aspect of this environment is that we regularly face pricing pressures in the markets in which we operate which may negatively impact our gross margins. In addition, we also face pricing pressure when long-term maintenance and managed services contracts expire. They are typically renewed at lower prices due to continuing competitive pressure and expectations from the marketplace to acquire technology at lower costs. The impact of the price erosion affects both our rental and managed services offers, as well as maintenance. We have been able to partially mitigate the effects of pricing pressures on profitability through our cost reduction initiatives.

For other uncertainties related to the competitive environment in which we operate, see Item 1A.“Risk Factors—Risks Related To Our Revenue and Business Strategy—We face intense competition from our current competitors and, as the enterprise communications and information technology markets evolve, may face increased competition from companies that do not currently compete directly against us.”

•  Pressures on services business—Due to advances in technology, our customers continue to expect traditional services to be at lower prices to them. In addition, our customers routinely look for opportunities to reduce their IT and related costs. A high correlation exists with respect to customers in our direct channel who purchase products also electing to purchase maintenance contracts at the time of the product purchase. Maintenance revenues have been affected by reductions in scope of contracted services (i.e. number of ports, number of sites, or hours and levels of coverage) at the time of contract renewal, cancellations and increased competition, as well as the price erosion noted above. These factors have resulted in challenges to our Avaya Global Services segment. We have been able to partially offset these impacts by focusing on new types of services such as professional and managed services. These new types of services may have lower margins than our traditional services. In addition, we have also been able to reduce our costs to minimize the impact on our operating income.

•  Supply chain issues—During fiscal 2006, we experienced disruption and delays in delivery of certain products from our contract manufacturers in meeting timelines for our customer requirements. We worked with our contract manufacturers to correct the causes of these disruptions and delays, and while we believe these issues from the second and third quarters of fiscal 2006 have been resolved as of the end of our fiscal year, there can be no assurance that we will not experience similar issues in the future. Please see Item 1. “Business—Manufacturing and Supplies,” included elsewhere in this Annual Report for more discussion on issues associated with our supply chain.

•  Foreign currency—Our revenues outside of the U.S. were 42% of our consolidated revenues for fiscal 2006 compared to 41% for fiscal 2005. Any strengthening of the U.S. dollar against other currencies, particularly the euro, will have a negative impact on our reported revenues and, to a lesser degree, on our profitability. Conversely, any weakening of the U.S. dollar will have a positive impact. Revenues for fiscal 2006 include an unfavorable currency impact of $35 million as compared to fiscal 2005.

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

Continued Focus on Cost Structure

As a result of the growth of our revenue and our continued focus on controlling costs, we became profitable in the third quarter of fiscal 2003 and have been profitable in each of the 13 subsequent quarters. During fiscal 2005 and 2006, we continued to focus on controlling our costs.

As part of our focus on controlling costs, we reduced the management and back office headcount in our U.S. sales organization, reduced the headcount in our services business, and consolidated office facilities, resulting in a $22 million restructuring charge during the fourth quarter of fiscal 2005. In addition, during fiscal 2005, we reached agreements with the various Works Councils in Europe to reduce our EMEA workforce. Including those positions agreed to by the Works Councils, we reduced our workforce by approximately 800 positions in EMEA, all of which had been eliminated as of September 30, 2006. We began to partially realize the benefits of these actions in fiscal 2006.

During fiscal 2006, we recorded charges of $83 million for employee separation payments related to 555 positions. These positions consisted of 340 reductions in EMEA and 215 reductions in the U.S., and represented service technicians, sales and certain other functions. We also recorded charges of $21 million for lease termination obligations for the closing and consolidation of certain international office locations.

We began to partially realize the cost saving benefits during fiscal 2006 and expect to continue to realize the benefits in fiscal 2007. We may take further actions in fiscal 2007 primarily in EMEA and the U.S. in order to further reduce costs and expenses.

Strategic Uses of Cash and Cash Equivalents

As further discussed in “Liquidity and Capital Resources,” our cash and cash equivalents balance increased by $149 million to $899 million as of September 30, 2006. During fiscal 2006, we generated positive cash flow from operations of $647 million. We made a voluntary cash contribution of $42 million to our U.S. pension plans. We also used $328 million to repurchase 29,909,400 shares of our common stock in accordance with a share repurchase plan authorized by the Board of Directors. In addition, in fiscal 2006, we used cash of $188 million for capital expenditures and software development costs.

Deferred Tax Assets

As of September 30, 2006, we had $863 million in net deferred tax assets resulting from tax credit carryforwards, net operating losses and other deductible temporary differences, which are available to reduce taxable income predominately in the U.S. in future periods. The net deferred tax assets include a valuation allowance of $194 million, which was calculated in accordance with the provisions of Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” The valuation allowance is comprised of $161 million of non-U.S. deferred tax assets and $33 million relating to certain U.S. federal and state deferred tax assets that continue to be fully reserved. Also included in the net deferred tax assets is a $77 million net deferred tax liability related to the acquisition of intangible assets in Germany.

Acquisitions and Divestitures

Acquisition of Tenovis

On November 18, 2004, we acquired all of the issued share capital of Tenovis, a major European provider of enterprise communications systems and services. We paid $381 million in cash (which includes $10 million of transaction fees that were not paid to the sellers) and assumed $287 million in debt, including $17 million of capital lease obligations for the Company. Additionally, we acquired cash and cash equivalents of $116 million, resulting in a net cash outlay of $265 million related to the acquisition. We also recorded $314 million of pension liabilities in connection with this acquisition. Tenovis results have been consolidated as of November 18, 2004.

Other Acquisitions

On September 16, 2005, we acquired Nimcat Networks (“Nimcat”) for $38 million in cash. Nimcat was a privately held Company headquartered in Canada and a leading developer of embedded peer-to-peer IP call processing software. Peer-to-peer networking is a network that relies on the computing power and bandwidth of the participants in the network rather than concentrating them in a small number of servers. These networks are useful for many purposes, including file sharing containing audio, video, data and real-time data, such as telephony traffic. Nimcat results have been consolidated as of September 16, 2005.

On October 4, 2004, we acquired Spectel for $110 million in cash (which includes $6 million of transaction fees that were not paid to the sellers), net of cash acquired of $3 million. Spectel was a company incorporated in Ireland and a leading provider of audio conferencing solutions.Spectel results have been consolidated as of October 4, 2004.

See the discussions in Note 4 “Business Combinations and Other Transactions” to our Consolidated Financial Statements for more information relating to these acquisition transactions.

Results From Continuing Operations

Fiscal Year Ended September 30, 2006 Compared with Fiscal Year Ended September 30, 2005

Revenue

The following table sets forth a comparison of revenue by type:

	Year ended September 30,
			Mix
	2006	2005	2006	2005	Change
	Dollars in millions
Sales of products	$2,510	$2,294	49%	47%	$216	9%
Services	2,002	1,971	39%	40%	31	2%
Rental and managed services	636	637	12%	13%	(1)	0%
Total revenue	$5,148	$4,902	100%	100%	$246	5%

Overall revenue grew by 5%, partially helped by the full year impact of revenues associated with Tenovis in fiscal 2006 compared to a partial period in fiscal 2005 due to its acquisition on November 18, 2004. We estimate that total fiscal 2005 revenue would have been $5,005 million on a pro forma basis if Tenovis revenues had been realized for a full fiscal year rather than a partial period. This impacted primarily the services and rental and managed services revenues. Overall revenues were negatively impacted by $35 million of unfavorable currency fluctuations when compared to fiscal 2005.

Sales of products revenue increased 9%. Revenue in the U.S. and international regions grew at a comparable rate. Continued strong demand for our IP telephony solutions, partially offset by the decline of TDM products, helped generate the growth in revenue from sales of products.

Services revenue grew by 2% when compared to fiscal 2005, primarily due to the full year impact of revenues associated with Tenovis. The growth in implementation and integration services revenues associated with the growth in product sales was partially offset by a reduction in maintenance revenues.

Rental and managed services revenue was flat in fiscal 2006 when compared to fiscal 2005, despite the full year impact of revenues associated with Tenovis compared to a partial period in fiscal 2005. Excluding the full year impact of revenues associated with Tenovis, we estimate that rental and managed services revenue would have declined by approximately $70 million due to price erosion, cancellations of rental contract renewals and customers converting from traditional rental and managed service agreements to separate sales of products and maintenance services.

The following table sets forth a geographic comparison of revenue:

	Year ended September 30,
			Mix
	2006	2005	2006	2005	Change
	Dollars in millions
U.S.	$2,994	$2,908	58%	59%	$86	3%
Outside the U.S:
Germany	733	724	14%	15%	9	1%
EMEA (excluding Germany)—Europe/Middle East/Africa	765	696	15%	14%	69	10%
Total EMEA	1,498	1,420	29%	29%	78	5%
APAC—Asia Pacific	383	336	8%	7%	47	14%
Americas, non-U.S.	273	238	5%	5%	35	15%
Total outside the U.S.	2,154	1,994	42%	41%	160	8%
Total revenue	$5,148	$4,902	100%	100%	$246	5%

Overall revenue grew by 5%, helped by strong growth in IP telephony in APAC and Americas, non-U.S. In the U.S., the increase of 9% in product sales was partially offset by reductions in services and managed services revenues, resulting in a net growth of 3%. The full period of revenues associated with Tenovis in fiscal 2006 benefited primarily Germany, and the rest of EMEA to lesser extent. This was partially offset by $38 million of unfavorable currency impact in EMEA.

The following table sets forth a comparison of revenue from sales of products by channel:

	Year ended September 30,
			Mix
	2006	2005	2006	2005	Change
	Dollars in millions
Direct	$1,097	$1,078	44%	47%	$19	2%
Indirect	1,413	1,216	56%	53%	197	16%
Total sales of products	$2,510	$2,294	100%	100%	$216	9%

Sales of products through the direct channel accounted for 44% of the revenue from product sales as compared to 47% in fiscal 2005. Strong growth in APAC, where we sell primarily through the indirect channel, partially contributed to the shift in the channel mix. In addition, demand for our products through the indirect channel was strong in the U.S., particularly for the small communications systems which are normally transacted through the indirect channel, contributing to a further shift in the channel mix. Despite increased demand from our U.S. business partners, their inventory levels as measured by days-on-hand, were relatively flat as of September 30, 2006 when compared to September 30, 2005.

Gross Margin

The following table sets forth a comparison of gross margin by type:

	Year ended September 30,
			Percent of Revenue
	2006	2005	2006	2005	Change
	Dollars in millions
On sales of products	$1,342	$1,245	53.5%	54.3%	$97	8%
On services	682	674	34.1%	34.2%	8	1%
On rental and managed services	366	378	57.5%	59.3%	(12)	-3%
Total gross margin	$2,390	$2,297	46.4%	46.9%	$93	4%

Overall gross margin rate was 46.4% in fiscal 2006, resulting in a half a percentage point decline when compared to fiscal 2005. The declines in the margin rates for sales of products and rental and managed services were the primary contributors to the overall decline in the gross margin rate.

The decline in the gross margin percentage on the sales of products was due to a combination of several factors, including increased mix of indirect channel sales, higher discounts and unfavorable currency impact. These were partially offset by the benefits from higher sales volume, higher-margin software products and product cost reductions.

Gross margin percentage on services in fiscal 2006 was roughly flat when compared to fiscal 2005. The impact of reductions in maintenance revenues and an increase in employee benefit costs were offset by other employee cost reductions and a reduction of a portion of our vacation accrual as a result of a change in company policy eliminating carryover vacation days for U.S. non-represented employees.

The decline in gross margin dollars and percentage on rental and managed services was primarily due to price erosion which has resulted in rental contracts being renewed at lower prices, as well as customer cancellations of higher margin contracts, primarily related to traditional rental and managed services, entered into in prior years.

Operating Expenses

The following table sets forth a comparison of operating expenses:

	Year ended September 30,
			Percent of Revenue
	2006	2005	2006	2005	Change
	Dollars in millions
Selling, general and administrative	$1,595	$1,583	31.0%	32.3%	$12	1%
Research and development	428	394	8.3%	8.0%	34	9%
Restructuring charges	104	22	2.0%	0.5%	82	373%
Total operating expenses	$2,127	$1,999	41.3%	40.8%	$128	6%

The increase in SG&A expenses is primarily due to the full period impact of the Tenovis operations, $29 million of asset impairment charges primarily related to certain internal-use software assets and increased employee benefit costs. These items were partially offset by the $22 million benefit from the favorable resolution of non-income tax audits in several jurisdictions recorded in the third quarter, savings from headcount reductions and the $7 million benefit related to the reduction of a portion of our vacation accrual.

The increase in R&D is the result of costs incurred in connection with the design, coding and testing and other activities associated with the planning stages of new product development. The costs for products in this stage of development were higher in fiscal 2006 than in fiscal 2005. Fiscal 2005 included $7 million of in-process R&D expenses recorded upon the acquisitions of Spectel, Tenovis and Nimcat.

Restructuring charges for fiscal 2006 represent $52 million of employee separation costs in EMEA, comprised of $47 million in order to reduce costs and expenses and to improve the region’s operational performance and $5 million of expense related to higher than originally expected per employee separation costs for former Tenovis employees than estimated at the time of acquisition. Fiscal 2006 charges also include $31 million of employee separation costs in the U.S. primarily related to workforce reductions for represented service technicians. Also included in the restructuring charge for fiscal 2006 is $21 million of lease termination obligations for the closing or consolidation of certain international office facilities. The restructuring charge recorded in fiscal 2005 was primarily related to employee reductions and consolidation of office space in the U.S.

Other Income (Expense), Net

	Year ended September 30,
	2006	2005	Change
	Dollars in millions
Other income (expense), net	$24	$(32)	$56	175%

Other income, net of $24 million for fiscal 2006 represents $36 million of interest income, partially offset by a $5 million loss on foreign currency transactions and $7 million of other miscellaneous charges.

Other expense, net for fiscal 2005 consisted of a $41 million loss on the repurchase of $271 million principal amount of senior notes, a $3 million loss on the repayment of $262 million principal amount of secured floating rate notes and other costs related to the repayment of our debt and $12 million of other miscellaneous charges, partially offset by $24 million of interest income.

Interest Expense

	Year ended September 30,
	2006	2005	Change
	Dollars in millions
Interest expense	$(3)	$(19)	$16	84%

For fiscal 2006, interest expense decreased as a result of a lower debt principal balance outstanding during the period due to the repayment of the remaining senior notes.

Overall debt decreased primarily due to the repurchases of our senior notes, as well as the conversion into common stock of our LYONs and the redemption for cash of the remaining LYONs in the first quarter of fiscal 2005. This decrease was partially offset by interest expense associated with the debt assumed in the Tenovis acquisition, which was then repaid during the second and third quarters of fiscal 2005.

Provision for (Benefit from) Income Taxes

	Year ended September 30,
	2006	2005	Change
	Dollars in millions
Provision for (benefit from) income taxes	$83	$(676)	$759	-112%

In fiscal 2006, the provision for income taxes is comprised of U.S. federal, state and non-U.S. taxes and includes a $7 million benefit for non-U.S. audit settlements. The provision for fiscal 2006 resulted in an effective tax rate of 29.2%

In fiscal 2005, the benefit from income taxes included a $590 million net tax benefit due to the realization of certain deferred tax assets upon the reversal of a portion of the valuation allowance that had been recorded in prior periods. In addition, the benefit included a $124 million income tax benefit which was comprised of a $109 million tax benefit resulting from the resolution of U.S. federal income tax audit matters for the years 1999 and 2000 and a $15 million benefit due to certain state matters that arose prior to our separation from Lucent.

Segment Results

Global Communications Solutions (“GCS”)

The GCS segment is focused on the sale of communications systems, equipment and applications to our enterprise customers. Our primary offerings in this segment include IP telephony solutions and traditional voice communications solutions, multi-media contact center infrastructure and applications in support of customer relationship management, and unified communications applications and appliances.

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

•  Avaya Communications Manager, a voice application software that manages call processing, facilitates secure customer interactions across a variety of media and supports a range of Avaya and third-party applications; and

•  Avaya Extension to Cellular, which transparently bridges any cellular phone to any Avaya communications server.

Small communications systems are IP and traditional telephony systems marketed to smaller enterprises. These systems include:

•  Avaya IP Office, an IP telephony solution for small and medium-sized enterprises;

•  traditional key systems, Partner® , Merlin Magix® , Merlin Legend™ and I5 brands;

•  associated appliances, such as telephone handsets; and

•  media servers for voice applications used by smaller businesses.

Converged voice applications consist of applications for multi-media contact centers and unified communications. These include:

•  applications in support of customer relationship management; and

•  messaging for IP and traditional systems.

Other includes revenues from training, financing of equipment sales and intellectual property licensing.

The following table sets forth revenue by similar class of products within the GCS segment:

	Year ended September 30,
			Mix
	2006	2005	2006	2005	Change
	Dollars in millions
Large communications systems	$1,765	$1,585	63%	61%	$180	11%
Small communications systems	370	331	13%	13%	39	12%
Converged voice applications	605	610	22%	24%	(5)	-1%
Other	46	46	2%	2%	—	0%
Total revenue	$2,786	$2,572	100%	100%	$214	8%

Overall GCS revenue grew by 8%, partially helped by the full year impact of revenues associated with Tenovis in fiscal 2006.  Currency fluctuations impacted the growth negatively by approximately one percentage point.

GCS revenues were helped by strong growth in large as well as small communications systems. Increases in large communications systems were primarily due to increased sales of media gateways, IP associated appliances and servers. Increases in small communications systems were primarily due to growth in Avaya IP Office, Partner and IP-associated appliances, partially offset by lower sales of traditional appliances and Merlin products. Converged voice applications revenues decreased due to lower demand for traditional messaging sales partially offset by the rollout of IP messaging and contact center application sales. On a geographic basis, GCS revenue grew in double digits in the U.S. and in APAC, offset by lower growth in EMEA.

The following table sets forth operating income of the GCS segment:

	Year ended September 30,
			Percent of Revenue
	2006	2005	2006	2005	Change
	Dollars in millions
Operating income	$197	$57	7.1%	2.2%	$140	246%

The majority of the increase in operating income for fiscal 2006 is due to leverage from higher volume, the favorable impacts of cost improvements and higher-margin software products, partially offset by higher discounts. The remainder of the improvement in operating income is due to a decrease in SG&A expenses as compared with fiscal 2005.

Avaya Global Services (“AGS”)

The AGS segment is focused on supporting our broad customer base with comprehensive end-to-end global service offerings that enable our customers to plan, design, implement, monitor and manage their converged communications networks worldwide. AGS provides its services through the following offerings:

Maintenance—AGS monitors and optimizes customers’ network performance ensuring availability and keeps communication networks current with the latest software releases. In the event of an outage, our services team helps customers restore their networks.

Implementation and integration services—Through operation, implementation and integration specialists worldwide, AGS helps customers leverage and optimize their multi-technology, multi-vendor environments through the use of contact centers, unified communication networks, and IP telephony.

Managed services—AGS supplements our customers’ in-house staff and manages complex multi-vendor, multi-technology networks, optimizes network performance and configurations, backs up systems, detects and resolves faults, performs moves, adds and changes, and manages our customers’ trouble tickets and inventory. This category includes customers who have chosen a bundled solution with enhanced services not provided in a basic maintenance contract. With the acquisition of Tenovis, Avaya acquired a business that includes both bundled services and products that are sold to customers on a monthly payment or rental payment basis. The managed services business generally involves larger contracts with customers who outsource responsibility for their voice applications domain to us. We face challenges in this area, including ensuring that we deliver consistent levels of service globally to these large, and often multi-national, customers while controlling costs and expanding the required skill set of our services organization.

The profitability of our services business is also affected by the fixed costs associated with our represented workforces in the U.S. and EMEA and includes the impact of increases in employee benefit costs. In addition, our profitability is impacted by the complexities associated with maintenance of multi-vendor IP networks as compared with closed, proprietary TDM networks, such as the need to assure a sufficient level of service technicians with IP skills.

The following table sets forth revenue by similar class of services within the AGS segment:

	Year ended September 30,
			Mix
	2006	2005	2006	2005	Change
	Dollars in millions
Maintenance	$1,495	$1,506	63%	65%	$(11)	-1%
Implementation and integration services	510	469	22%	20%	41	9%
Managed services	355	350	15%	15%	5	1%
Other	2	5	0%	0%	(3)	-60%
Total revenue	$2,362	$2,330	100%	100%	$32	1%

Overall AGS revenue growth has benefited from the full year impact of Tenovis in fiscal 2006, which favorably impacted all classes of services within AGS. Excluding this impact, overall AGS revenues would have been relatively flat when compared to fiscal 2005. Excluding the impact of Tenovis, the decline in the U.S. was mostly offset by increases in APAC and Americas, non-U.S.

The decline in maintenance revenue occurred primarily in the U.S. due to reductions in scope of contracted services, cancellations and price erosion. The decline in maintenance revenue in the U.S. was mostly offset by growth in APAC and Latin America, where our strategy to directly service our global customers is yielding growth in maintenance services.

Implementation and integration services revenue grew in all regions in fiscal 2006, partially due to increased product sales. In addition, strong performance in professional services, particularly in the U.S., contributed to the growth in implementation and integration services when compared to fiscal 2005.

Excluding the full-year benefit from Tenovis in fiscal 2006, managed services revenue would have declined due to reductions in scope and cancellations of contracted services and price erosion on new contracts primarily in the U.S.

Certain services revenue generated by AGC which was previously categorized as “Other” has been reclassified to maintenance revenue for all periods presented.

The following table sets forth operating income of the AGS segment:

	Year ended September 30,
			Percent of Revenue
	2006	2005	2006	2005	Change
	Dollars in millions
Operating income	$171	$166	7.2%	7.1%	$5	3%

Overall AGS operating income was relatively flat both in dollars as well as a percentage of revenue. Despite growth in AGS revenues by $32 million, the change in revenue mix related to managed services and from higher-margin maintenance revenue to lower-margin implementation revenue, negatively impacted the AGS gross margin and profitability. In addition, an increase in employee benefit costs negatively impacted AGS profitability. These impacts were offset by cost  reductions and the $9 million benefit from the reversal of a portion of our vacation accrual.

Corporate / Other Unallocated Amounts

	Year ended September 30,
	2006	2005	Change
	Dollars in millions
Operating (loss) income	$(105)	$75	$(180)

At the beginning of each fiscal year, the amount of corporate overhead and certain other expenses, including targeted annual incentive awards, to be charged to operating segments is determined and fixed for the entire year. Any adjustment of the annual incentive accrual, as well as any other over/under absorption of corporate overhead expenses against plan is recorded within Corporate/Other Unallocated Amounts. In addition, certain discrete items, such as charges relating to restructuring actions and asset impairments, are not allocated to the operating segments and remain in Corporate/Other Unallocated Amounts.

During fiscal 2006, the operating loss of $105 million is primarily due to restructuring charges of $104 million and impairment charges of $29 million primarily related to certain internal-use software assets. The restructuring charges are comprised of $21 million for lease termination obligations and $83 million for employee separation costs in EMEA and the U.S. These items were partially offset by $22 million related to the favorable resolution of non-income tax audits in several jurisdictions during the third quarter and an adjustment to employee incentive awards due to the Company’s actual performance compared with targeted performance.

Operating income of $75 million during fiscal 2005 was affected primarily by an adjustment to employee incentive awards, as well as other over/under absorption of corporate overheads against plan. In fiscal 2005, we incurred discretionary employee annual incentive awards of $25 million, which was less than would have been recorded if we had met our fiscal 2005 targets regarding operating income, operating cash flows and revenues.

Fourth Quarter Items

Revenues increased by $68 million in the fourth quarter of fiscal 2006 compared to the fourth quarter of fiscal 2005 primarily due to increases in sales of products through our indirect channel. Operating income decreased by $7 million to $75 million, primarily due to restructuring charges, partially offset by higher gross margins for the quarter which were driven by higher sales volumes. Net income for the quarter was $48 million, a $612 million decrease from fiscal 2005 due to the benefit from income taxes for the fourth quarter of fiscal 2005 which included a $590 million reversal of a portion our deferred tax valuation allowance, as described in Note 12 “Income Taxes” to our Consolidated Financial Statements.

Fiscal Year Ended September 30, 2005 Compared with Fiscal Year Ended September 30, 2004

Revenue

The primary driver of the increase in our revenues for fiscal 2005 compared to fiscal 2004 was our acquisition of Tenovis. Revenues in fiscal 2005 were also positively impacted by the acquisition of the majority interest in AGC in the fourth quarter of fiscal 2004, as well as currency fluctuations. This impact was partially offset by declines in U.S. sales of both products and services. The decline in U.S. revenues was primarily attributable to the following:

•  We announced changes in our go-to-market strategy to realign our sales and marketing efforts. As we focused our direct sales efforts on our larger enterprise customers, the benefits took longer than expected to materialize, resulting in a disruption to our sales efforts during fiscal 2005. This disruption primarily affected our U.S. business. We worked to minimize the effects of this disruption and continued to implement the realignment through fiscal 2005.

•  We continued to see declines in revenues from our U.S. services business, particularly in the maintenance and managed services lines of business, primarily due to renegotiations by customers of their contracts to change the scope of existing contracts, pricing pressures and cancellations.

•  We devoted significant management attention and resources to the Tenovis integration. Early in fiscal 2005, these integration efforts diverted management’s time and attention away from other business issues.

A detailed analysis of the impact of these factors is included in the discussion below.

The following table sets forth a comparison of revenue by type:

	Year ended September 30,
			Mix
	2005	2004	2005	2004	Change
	Dollars in millions
Sales of products	$2,294	$2,048	47%	50%	$246	12%
Services	1,971	1,761	40%	43%	210	12%
Rental and managed services	637	260	13%	7%	377	145%
Total revenue	$4,902	$4,069	100%	100%	$833	20%

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

The following table sets forth a geographic comparison of revenue:

	Year ended September 30,
			Mix
	2005	2004	2005	2004	Change
	Dollars in millions
U.S.	$2,908	$3,089	59%	76%	$(181)	-6%
Outside the U.S.:
Germany	724	45	15%	1%	679	1509%
EMEA (excluding Germany)—Europe/Middle East/Africa	696	493	14%	12%	203	41%
Total EMEA	1,420	538	29%	13%	882	164%
APAC—Asia Pacific	336	226	7%	6%	110	49%
Americas, non-U.S.	238	216	5%	5%	22	10%
Total outside the U.S.	1,994	980	41%	24%	1,014	103%
Total revenue	$4,902	$4,069	100%	100%	$833	20%

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

The following table sets forth a comparison of revenue from sales of products by channel:

	Year ended September 30,
			Mix
	2005	2004	2005	2004	Change
	Dollars in millions
Direct	$1,078	$923	47%	45%	$155	17%
Indirect	1,216	1,125	53%	55%	91	8%
Total sales of products	$2,294	$2,048	100%	100%	$246	12%

Revenue from the sales of products through the direct channel increased due to the acquisition of Tenovis, which sells primarily through the direct channel.

Gross Margin

	Year ended September 30,
			Percent of Revenue
	2005	2004	2005	2004	Change
	Dollars in millions
On sales of products	$1,245	$1,120	54.3%	54.7%	$125	11%
On services	674	697	34.2%	39.6%	(23)	-3%
On rental and managed services	378	128	59.3%	49.2%	250	195%
Total gross margin	$2,297	$1,945	46.9%	47.8%	$352	18%

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

Gross margin on rental and managed services increased due primarily to the acquisition of Tenovis, which was partially offset by lower revenues associated with U.S. managed services. The improvement in gross margin percentage was due to the higher margins achieved by the Tenovis rental business.

Operating Expenses

	Year ended September 30,
			Percent of Revenue
	2005	2004	2005	2004	Change
	Dollars in millions
Selling, general and administrative	$1,583	$1,274	32.3%	31.3%	$309	24%
Research and development	394	348	8.0%	8.6%	46	13%
Restructuring charges	22	—	0.5%	0.0%	22	100%
Total operating expenses	$1,999	$1,622	40.8%	39.9%	$377	23%

Our SG&A expenses consist primarily of salaries, commissions, benefits and other items. The increase in SG&A expenses was primarily due to the acquisition of Tenovis, and to a lesser extent our other acquisitions, which resulted in higher SG&A expenses in dollar terms and as a percent of revenue. Included with SG&A expenses was approximately $52 million of amortization of intangible assets as a result of our acquisitions of Tenovis and Spectel. These negative impacts associated with our acquisitions were partially offset by improved operational efficiencies.

Our R&D expenses consist primarily of salaries and benefits, and overall increased due to our fiscal 2005 acquisitions. In addition, in connection with our acquisitions of Tenovis, Spectel and Nimcat during fiscal 2005, we allocated $7 million to in-process research and development which was charged to R&D expense during the period.

Our restructuring charges for fiscal 2005 were recorded in connection with the reorganization of our North American sales and services organizations. This charge consisted of severance and one-time employee termination benefits of $12 million related to the termination of employees in the North America region across many business functions and job classes, as well as costs of $10 million related to the consolidation of excess facilities.

Other Expense, Net

	Year ended September 30,
	2005	2004	Change
	Dollars in millions
Other expense, net	$(32)	$(15)	$(17)	-113%

Other expense, net for fiscal 2005 consisted primarily of a $41 million loss on the repurchase of $271 million principal amount of senior notes, a $3 million loss on the repayment of $262 million principal amount of secured floating rate notes and other costs related to the repayment of our debt, partially offset by $24 million of interest income.

Other expense, net for fiscal 2004 consisted primarily of a $42 million loss associated with the redemption and repurchase of $356 million principal amount of our senior notes. This was partially offset by $19 million of interest income generated primarily from invested cash and $7 million of foreign currency transaction gains.

Interest Expense

	Year ended September 30,
	2005	2004	Change
	Dollars in millions
Interest expense	$(19)	$(66)	$47	71%

The decrease in interest expense was due to lower year-over-year debt levels. Overall debt decreased primarily due to the repurchases of our senior notes in fiscal 2004 and 2005, as well as the conversion into common stock of our LYONs and the redemption for cash of the remaining LYONs in fiscal 2005. This decrease was partially offset by interest expense associated with the debt assumed in the Tenovis acquisition, which was then repaid during fiscal 2005.

Interest expense for fiscal 2004 primarily included $53 million of interest on our senior notes and $15 million of interest for the amortization of debt discount, premium and deferred financing costs related primarily to our LYONs, which were issued in October 2001.

Benefit from Income Taxes

	Year ended September 30,
	2005	2004	Change
	Dollars in millions
Benefit from income taxes	$(676)	$(49)	$(627)	1280%

In fiscal 2005, we recorded a benefit for income taxes of $676 million as compared with a $49 million benefit in fiscal 2004. The benefit for fiscal 2005 included a $590 million net tax benefit due to the realization of certain deferred tax assets upon the reversal of a portion of the valuation allowance that had been recorded in prior periods. The $590 million benefit was net of a tax provision recorded for the year. In addition, the $676 million benefit included a $124 million income tax benefit which was comprised of $109 million tax benefit resulting from the resolution of U.S federal income tax audit matters for the years 1999 and 2000 and a $15 million benefit due to certain state matters that arose prior to our separation from Lucent.

Based upon a detailed analysis of historical and expected book and taxable income, we determined that the realization of certain deferred tax assets for which there was a valuation allowance was considered to be more likely than not for purposes of reversing the valuation allowance. Therefore, a portion of the valuation allowance was reversed resulting in a net tax benefit of $590 million. We recorded pre-tax income from continuing operations in 2005 and 2004, with income levels rising each year. In addition, we were no longer in a three-year cumulative loss position for book purposes. We considered this positive evidence regarding the future realization of deferred tax assets, which was primarily based on actual historical book results, to outweigh any negative evidence that may have existed.

The remaining valuation allowance of $165 million as of September 30, 2005 was comprised of $142 million relating to foreign deferred tax assets for which we have determined, based on historical results and projected future book and taxable income levels, that a valuation allowance should remain. The foreign valuation allowance included approximately $120 million relating to our German operations.

The benefit for fiscal 2004 of $49 million included an $89 million income tax benefit which was comprised of $102 million tax benefit resulting from the resolution of U.S. federal income tax audit matters for the pre-distribution years 1990 through 1998 offset by $13 million due to certain state tax matters and other adjustments that arose prior to our separation from Lucent.

Segment Results

Global Communications Solutions

	Year ended September 30,
			Mix
	2005	2004	2005	2004	Change
	Dollars in millions
Large communications systems	$1,585	$1,210	61%	59%	$375	31%
Small communications systems	331	228	13%	11%	103	45%
Converged voice applications	610	552	24%	27%	58	11%
Other	46	54	2%	3%	(8)	-15%
Total revenue	$2,572	$2,044	100%	100%	$528	26%

The increase in total revenue for all GCS product classes was primarily attributable to the acquisition of Tenovis. Large communications systems also benefited from increased sales of IP products. The increase in small communications systems revenues attributable to Tenovis was partially offset by lower U.S. sales volumes, mainly in the indirect channel due to lower purchases by our U.S. indirect channel partners. In addition to the increased revenue from Tenovis, converged voice applications also benefited from higher volumes in sales of third party, or OEM software products.

The following table sets forth operating income of the GCS segment:

	Year ended September 30,
			Percent of Revenue
	2005	2004	2005	2004	Change
	Dollars in millions
Operating income	$57	$71	2.2%	3.5%	$(14)	-20%

The decrease in operating income was primarily due to the effects of a decrease in operating margin resulting from an unfavorable product mix, including increased sales of OEM software products which generate lower margins than sales of our products. The decrease was also a result of higher SG&A costs and increased R&D spending over the prior year due to the acquisition of Tenovis, Spectel and RouteScience.

Avaya Global Services

	Year ended September 30,
			Mix
	2005	2004	2005	2004	Change
	Dollars in millions
Maintenance	$1,506	$1,422	65%	70%	$84	6%
Implementation and integration services	469	338	20%	17%	131	39%
Managed services	350	260	15%	13%	90	35%
Other	5	1	0%	0%	4	400%
Total revenue	$2,330	$2,021	100%	100%	$309	15%

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

The following table sets forth operating income of the AGS segment:

	Year ended September 30,
			Percent of Revenue
	2005	2004	2005	2004	Change
	Dollars in millions
Operating income	$166	$249	7.1%	12.3%	$(83)	-33%

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

Corporate / Other Unallocated Amounts

	Year ended September 30,
	2005	2004	Change
	Dollars in millions
Revenue	$—	$4	$(4)
Operating income	$75	$3	$72

Revenue of $4 million in fiscal 2004 represented sales associated with the acquisition of Expanets, Inc., a subsidiary of Northwestern Corporation (Expanets). These sales were not allocated to one of our operating segments because the sales were of non-Avaya products that were in the Expanets pipeline prior to the acquisition, and were consummated subsequent to the closing of our acquisition of Expanets.

Operating income for both fiscal years was mainly due to the actual corporate overhead and certain other expenses being lower than that estimated. In fiscal 2005, the Company incurred discretionary employee annual incentive awards of $25 million, which was $80 million less than would have been recorded if we had met our fiscal 2005 targets regarding operating income, operating cash flows and revenues. The significantly lower employee incentive awards, as well as any other over/under absorption of corporate overheads against plan, was recorded within Corporate/Other Unallocated Amounts.

Results of Discontinued Operations

As a result of their divestitures, we classified our Connectivity Solutions business and the portions of the Expanets business that previously distributed non-Avaya products as discontinued operations. The table below summarizes the operating results of the businesses included in (loss) income before income taxes from discontinued operations, as well as the gain recognized on the sale of Connectivity Solutions.

	Year ended September 30,
	2005	2004
	Dollars in millions
Revenue from discontinued operations:
Connectivity Solutions	$—	$168
Expanets	—	8
Total revenue from discontinued operations	$—	$176
(Loss) income before income taxes from discontinued operations:
Connectivity Solutions
Results of operations	$(2)	$(71)
Gain on sale	—	84
Total (loss) income before income taxes for Connectivity Solutions	(2)	13
Expanets:
Results of operations	—	(7)
Total (loss) income before income taxes from discontinued operations	$(2)	$6

The results of operations for Connectivity Solutions for fiscal 2004 included a charge of $48 million comprised of a $24 million pension and postretirement curtailment loss and a $24 million settlement loss recognized upon the transfer of pension and postretirement benefit assets and liabilities to CommScope. Upon the transfer of these pension and postretirement benefit assets and liabilities to CommScope, an offsetting gain of $48 million was recognized and included in the $84 million gain on sale of discontinued operations for the assumption of these liabilities by CommScope.

The amounts presented for Expanets for fiscal 2004 represent the results generated by the portion of the Expanets business that previously distributed non-Avaya products from the date of acquisition on

November 25, 2003, through June 30, 2004. We divested that entire portion of the Expanets business as of June 30, 2004.

Liquidity and Capital Resources

During fiscal 2006, we generated positive cash flow from operations of $647 million. We made a voluntary cash contribution of $42 million to our U.S. pension plans. We also used $328 million during fiscal 2006 to continue our program to repurchase and retire shares of our common stock. In addition, we used $188 million to acquire capitalized assets and develop software technology. Cash and cash equivalents increased by $149 million to $899 million as of September 30, 2006.

Sources and Uses of Cash for the Fiscal Year Ended September 30, 2006

A condensed statement of cash flows for fiscal 2006 and 2005 follows:

	Year ended September 30,
	2006	2005
	Dollars in millions
Net cash provided by (used for):
Operating activities	$647	$334
Investing activities	(189)	(558)
Financing activities	(315)	(638)
Effect of exchange rate changes on cash and cash equivalents	6	(5)
Net increase (decrease) in cash and cash equivalents	149	(867)
Cash and cash equivalents at beginning of year	750	1,617
Cash and cash equivalents at end of year	$899	$750

Operating Activities

Our net cash provided by operating activities was $647 million for fiscal 2006, compared to $334 million for fiscal 2005. Cash provided by operating activities was primarily driven by profitable operations. Specific items affecting our cash flows are discussed below:

Incentive payments—During fiscal 2006, discretionary employee awards were paid but were lower than the management incentives paid during fiscal 2005. Payments are based on the prior fiscal year’s performance.

Accounts Receivable, Net—The following summarizes our accounts receivable, net and related metrics:

	September 30,
	2006	2005	Change
	Dollars in millions
Accounts receivable, gross	$928	$920	$8
Allowance for doubtful accounts	(57)	(58)	1
Accounts receivable, net	$871	$862	$9
Allowance for doubtful accounts as a percent of accounts receivable, gross	6.1%	6.3%	-0.2 pts
Days sales outstanding (DSO)	57 days	60 days	-3 days
Past due receivables as a percent of accounts receivable, gross	17.8%	21.7%	-3.9 pts

The decrease in DSO and past-due percentage was primarily a result of an improvement in our collections efforts on a global basis.

Inventory—The following summarizes our inventory and inventory turnover:

	September 30,
	2006	2005	Change
	Dollars in millions
Finished goods	$281	$274	$7
Raw materials	4	14	(10)
Total inventory	$285	$288	$(3)
Inventory turnover	10.2 times	9.4 times	+ 0.8 times

Accounts Payable—The following summarizes our accounts payable and days payable outstanding:

	September 30,
	2006	2005	Change
	Dollars in millions
Accounts payable	$418	$402	$16
Days payable outstanding	51	53	-2 days

Investing Activities

Net cash used for investing activities was $189 million in fiscal 2006, compared with $558 million in fiscal 2005. Activities in fiscal 2006 included $188 million for capital expenditures, including $71 million of capitalized software development costs.

Fiscal 2005 activities primarily include $421 million, net, used for acquisitions, including $265 million for Tenovis, $110 million for Spectel and $38 million for Nimcat. We used $206 million for capital expenditures, including $59 million of capitalized software development costs, and we received proceeds of $52 million from the sale of our corporate aircraft.

Financing Activities

Net cash used for financing activities was $315 million in fiscal 2006, compared with $638 million in fiscal 2005. Activities in the current year include $328 million to repurchase shares of our common stock pursuant to our stock repurchase plan and $14 million to repay our senior notes, partially offset by $28 million of cash received in connection with the issuance of common stock under our employee stock purchase plan and the exercise of options under our stock option plans.

Net cash used in fiscal 2005 consisted primarily of $314 million to repurchase substantially all of our senior notes in a public tender offer, $262 million to repay the outstanding principal of Tenovis’ secured floating rate notes and $107 million to repurchase and retire shares of our common stock pursuant to our stock repurchase plan. These uses of cash were partially offset by $49 million of cash received in connection with the issuance of common stock under our employee stock purchase plan and the exercise of options under our stock option plans.

Contractual Obligations and Sources of Liquidity

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2006:

	Payments due by period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	In millions
Capital lease obligations(1)	$13	$4	$9	$—	$—
Operating lease obligations(2)	704	139	209	124	232
Purchase obligations with contract manufacturers and suppliers(3)	197	197	—	—	—
Other purchase obligations(4)	115	115	—	—	—
Total	$1,029	$455	$218	$124	$232

(1)   The payments due for capital lease obligations do not include future payments for interest.

(2)   Contractual obligations for operating leases include $39 million of future minimum lease payments that have been accrued for in accordance with accounting principles generally accepted in the U.S. pertaining to restructuring and exit activities.

(3)   We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products. During the normal course of business, in order to manage manufacturing lead times and to help assure adequate component supply, we enter into agreements with contract manufacturers and suppliers that allow them to produce and procure inventory based upon forecasted requirements provided by us. If we do not meet these specified purchase commitments, we could be required to purchase the inventory. See Note 17, “Commitments and Contingencies—Guarantees of Indebtedness and Other Off-Balance Sheet Arrangements—Purchase Commitments and Termination Fees” to our Consolidated Financial Statements.

(4)   Other purchase obligations represent an estimate of contractual obligations in the ordinary course of business, other than commitments with contract manufacturers and suppliers, for which we have not received the goods or services as of September 30, 2006. Although contractual obligations are considered enforceable and legally binding, the terms generally allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to the delivery of goods or performance of services.

Our primary future cash requirements will be to fund working capital, share repurchases, capital expenditures, restructuring payments, employee incentive payments and benefit obligations. In addition, we may use cash in the future to make strategic acquisitions.

Specifically, we expect our primary cash requirements for fiscal 2007 to be as follows:

•  Share repurchase plan—In accordance with the share repurchase plan authorized by the Board of Directors in April 2005, we may use up to $500 million of cash to repurchase shares of our outstanding common stock through April 2007. Since the start of the plan through September 30, 2006, we paid $435 million to repurchase and retire our shares, leaving approximately $65 million available for further share repurchases according to the limitations of the plan. These repurchases are made at management’s discretion in the open market or in privately negotiated transactions in compliance with applicable securities laws and other legal requirements and are subject to market conditions, share price and other factors. See Note 11, “Earnings Per Share of Common Stock,” to our Consolidated Financial Statements for further information.

•  Capital expenditures—We expect to spend approximately $240 million for capital expenditures and capitalized software development costs during fiscal 2007.

•  Restructuring payments—We expect to make payments of approximately $90 million during fiscal 2007 for employee separation costs and lease termination obligations associated with restructuring actions we have taken. We may make additional cash payments if we initiate further restructuring actions during fiscal 2007.

•  Employee incentive payments—Based on our actual results compared to our corporate targets (operating income, revenue growth and operating cash flow) established for incentive payments under the Avaya, Inc. Short Term Incentive Plan (“STIP”) for fiscal 2006, we made cash payments aggregating $90 million to our employees during the first quarter of fiscal 2007.

•  Benefit obligations—In fiscal 2007, we estimate we will make payments totaling $6 million for certain U.S. pension benefits that are not pre-funded, a $2 million contribution to satisfy the minimum statutory funding requirements in the U.S. and contributions totaling $12 million for non-U.S. plans. For fiscal 2007, we also estimate we will make payments totaling $63 million for retiree medical benefits that are not pre-funded.

Future Sources of Liquidity

We expect our primary source of cash during fiscal 2007 to be positive net cash provided by operating activities. We expect that growth in profitable revenues and continued focus on accounts receivable, inventory management and cost containment will enable us to continue to generate positive net cash from operating activities.

We and a syndicate of lenders are currently party to a $400 million revolving credit facility (see Note 8, “Capital Lease Obligations and Long-Term Debt” to our Consolidated Financial Statements), which expires in May 2011. Our existing cash and cash equivalents and net cash provided by operating activities may be insufficient if we face unanticipated cash needs such as the funding of a future acquisition or other capital investment. Furthermore, if we acquire a business in the future that has existing debt, our debt service requirements may increase, thereby increasing our cash needs.

If we do not generate sufficient cash from operations, face unanticipated cash needs such as the need to fund significant strategic acquisitions or do not otherwise have sufficient cash and cash equivalents, we may need to incur additional debt or issue equity. In order to meet our cash needs we may, from time to time, borrow under our credit facility or issue long- or short-term debt or equity, if the market permits us to do so.

Based on past performance and current expectations, we believe that our existing cash and cash equivalents of $899 million as of September 30, 2006 and our net cash provided by operating activities will be sufficient to meet our future cash requirements described above. Our ability to meet these requirements will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Uncertainties Regarding Our Liquidity

We believe the following uncertainties exist regarding our liquidity:

•  Ability to Increase Revenue—Our ability to generate net cash from operating activities has been a primary source of our liquidity. If our revenues and margins were to decline, our ability to generate net cash from operating activities in a sufficient amount to meet our cash needs could be adversely affected.

•  Debt Ratings—Our ability to obtain external financing and the related cost of borrowing are affected by our debt ratings. See “Debt Ratings.”

•  Future Acquisitions—We may from time to time in the future make acquisitions. Such acquisitions may require significant amounts of cash or may result in increased debt service requirements to the extent we assume or incur debt in connection with such acquisitions.

Debt Ratings

Our ability to obtain external financing and the related cost of borrowing is affected by our debt ratings, which are periodically reviewed by the major credit rating agencies. As of September 30, 2006, we had a long-term corporate family rating of Ba3 with a positive outlook from Moody’s and a corporate credit rating of BB with a stable outlook from Standard & Poor’s. These ratings are not recommendations to buy, sell or hold securities. The ratings are subject to change or withdrawal at any time by the respective credit rating agencies. Each credit rating should be evaluated independently of any other ratings.

Contributions to Pension Plan

During 2006, we made a voluntary cash contribution of $42 million to our U.S. pension plans.

During June 2004, we made a voluntary contribution of $111 million of our common stock to fund our U.S. management pension plan. The contribution was funded with a combination of 2,448,602 shares of treasury stock and 4,510,646 shares of newly issued common stock. The per share value of common stock contributed to the pension plan was $15.95, which represented the average of the opening and closing share price on June 9, 2004, the date of the contribution. As of the date of the contribution, the treasury stock had a carrying value of $27 million. The difference between the $27 million carrying value and the $39 million fair value of the treasury stock contributed was recorded as an increase to additional paid-in capital. As a result of this contribution, we were not required to make a contribution to satisfy minimum statutory funding requirements for our U.S. pension plans during fiscal 2004, 2005 or 2006.

Credit Facility

Our credit facility contains affirmative and restrictive covenants that we must comply with, including: (a) periodic financial reporting requirements, (b) maintaining a maximum ratio of consolidated debt to earnings before interest, taxes, depreciation and amortization, adjusted for certain business restructuring charges and related expenses and non-cash charges, referred to as adjusted EBITDA, of 2.00 to 1.00, (c) maintaining a minimum ratio of adjusted EBITDA to interest expense of 4.00 to 1.00, (d) limitations on the incurrence of subsidiary indebtedness, (e) limitations on liens, (f) limitations on investments and (g) limitations on the creation or existence of agreements that prohibit liens on our properties. The credit facility also limits our ability to make dividend payments or distributions or to repurchase, redeem or otherwise acquire shares of our common stock to an amount not to exceed 50% of consolidated net income for the fiscal year immediately preceding the fiscal year in which such dividend, purchase, redemption, retirement or acquisition is paid or made. For fiscal 2006, the credit facility allowed us to repurchase, redeem or otherwise acquire shares of our common stock up to an amount not to exceed $461 million, which equaled 50% of our consolidated net income for fiscal 2005. On September 8, 2006, the credit facility was amended to provide that the Company may use an additional $500 million during the period from October 1, 2006 through September 30, 2008 for such activities, over the amount provided for under the 50% of consolidated net income test each year. As of September 30, 2006, we were in compliance with all of the covenants included in the credit facility.

Provided that we are in compliance with the terms of the credit facility, we may use up to $1 billion in cash (excluding transaction fees) and assumed debt for acquisitions completed after February 23, 2005. The acquisition amount will be permanently increased to $1.5 billion after our consolidated adjusted EBITDA for any period of twelve consecutive months equals or exceeds $750 million.

There are currently $35 million of letters of credit issued under the credit facility. There are no other outstanding borrowings under the facility and the remaining availability is $365 million as of September 30, 2006. We believe the credit facility provides us with an important source of backup liquidity.

Guarantees of Indebtedness and Other Off-Balance Sheet Arrangements

We are party to several types of agreements, including surety bonds, purchase commitments, product financing arrangements and performance guarantees, which are fully discussed in Note 17, “Commitments and Contingencies” to our Consolidated Financial Statements.

Legal Proceedings and Environmental, Health and Safety Matters

We are subject to certain legal proceedings as fully discussed in Note 17, “Commitments and Contingencies—Legal Proceedings” to our Consolidated Financial Statements.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Transactions

Recorded Transactions—We utilize foreign currency forward contracts primarily to manage short-term exchange rate exposures on certain receivables, payables and loans residing on foreign subsidiaries’ books, which are denominated in currencies other than the subsidiary’s functional currency. For fiscal 2006 and 2005, the changes in the fair value of the foreign currency forward contracts were substantially offset by changes resulting from the revaluation of the hedged items.

The fair value of foreign currency forward contracts is sensitive to changes in currency exchange rates. A 10% appreciation in traded-against foreign currency value from the prevailing market rates would have had a negative impact of $39 million and $37 million, respectively, for fiscal 2006 and 2005. Conversely, a 10% depreciation would have had a positive impact of $36 million and $27 million, respectively, for fiscal 2006 and 2005.

Forecasted Transactions—From time to time, we use foreign currency forward contracts to offset certain forecasted foreign currency transactions primarily related to the purchase or sale of product expected to occur during the ensuing twelve months. The change in the fair value of foreign currency forward contracts is recognized as other income or expense in the period in which the exchange rates change. For fiscal 2006 and 2005, these gains and losses were not material to our results of operations.

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

In November 2001, Tenovis Finance Limited entered into two interest rate swap agreements, each with an original notional amount of Euro 150 million, which matched the notional amount of the secured floating rate notes outstanding. Mirroring the secured floating rate notes, the interest rate swaps had a final maturity date of November 2007. These interest rate swap agreements were executed in order to convert the secured notes floating rate debt into fixed rate debt. During fiscal 2005, we repaid the outstanding principal amount of the secured floating rate notes and concurrently terminated the two interest rate swaps.

See Note 9, “Derivatives and Other Financial Instruments” to our Consolidated Financial Statements for further details related to these interest rate swap agreements.

Recent Accounting Pronouncements

SFAS 158

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans—an amendment of FASB Statements No 87, 88, 106 and 132(R)” (“SFAS 158”). SFAS 158 improves reporting of obligations for pensions and other post-retirement benefits by recognizing the over-funded or under-funded status of plans as an asset or liability. The pronouncement does not change how plan assets and benefit obligations are measured under FAS 87 and FAS 106, nor does it change the approach for measuring annual benefit cost reported in earnings. Rather, it eliminates the provisions that permit plan assets and obligations to be measured as of a date not more than three months prior to the balance sheet date, instead requiring measurement as of the reporting date. In addition, the pronouncement requires previously unrecognized items, such as actuarial gains and unrecognized prior service costs or credits to be recognized on the balance sheet as a component of other comprehensive income. The Company will adopt the provisions of SFAS 158 in fiscal 2007. Upon adoption of SFAS 158, the Company will record an increase in the pension liability recognized on the Consolidated Balance Sheets of approximately $1 million with an offset to other comprehensive income. Additionally, the Company will record an increase in other post-retirement liability obligations recognized on the Consolidated Balance Sheets of approximately $227 million with an offset to other comprehensive income.

SFAS 157

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value and establishes a framework for measuring fair value under U.S. GAAP. The pronouncement describes fair value as being based on a hypothetical transaction to sell an asset or transfer a liability at a specific measurement date, as considered from the perspective of a market participant who holds the asset or owes the liability. In addition, fair value should be viewed as a market-based measurement, not an entity-specific measurement. Therefore, fair value should be determined based on the assumptions that market participants would use in pricing an asset or liability, including all risks associated with that asset or liability. SFAS 157 will be effective for the Company beginning in fiscal 2009. The adoption of SFAS 157 is not expected to have a material impact on the Company’s Consolidated Financial Statements.

SAB 108

In September 2006, the SEC issued SAB 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The pronouncement prescribes an approach whereby the effect of all unrecorded identified errors should be considered on all of the financial statements rather than just either the effect on the balance sheet or the income statement. The Company will adopt the provisions of SAB 108 beginning in fiscal 2007. The adoption of SAB 108 is not expected to have a material impact on the Company’s Consolidated Financial Statements.

FIN 48

In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in tax positions and requires that companies recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The Company will be required to adopt the provisions of FIN 48 beginning in fiscal 2008, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings as well as requiring additional disclosures. The Company is currently assessing the impact of the adoption of FIN 48 on its Consolidated Financial Statements.

SFAS 156

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement SFAS No. 140” (“SFAS 156”). SFAS 156 simplifies the accounting for loan servicing rights and the financial instruments used to hedge risks associated with those rights. SFAS 156 requires that servicing rights be valued initially at fair value, and subsequently accounted for at either fair value, or amortized over the economic life of the related lease. The Company will adopt the provisions of SFAS 156 beginning in fiscal 2007. The adoption of SFAS 156 is not expected to have a material impact on the Company’s Consolidated Financial Statements.

SFAS 155

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment to FASB Statements No. 133 and 140” (“SFAS 155”). SFAS 155 simplifies the accounting for certain hybrid financial instruments containing embedded derivatives. SFAS 155 allows fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” In addition, it amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The Company will adopt the provisions of SFAS 155 beginning in fiscal 2007. The adoption of SFAS 155 is not expected to have a material impact on the Company’s Consolidated Financial Statements.

Recent Tax Legislation

On October 22, 2004, the American Jobs Creation Act of 2004, or the Act, was signed into law. The Act includes a deduction of 85% of certain foreign earnings that are repatriated, as defined in the Act. With respect to the repatriation provision, the Company determined that it will not repatriate earnings pursuant to the American Jobs Creation Act of 2004.

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

Revenue Recognition

We derive revenue primarily from the sale and service of communication systems and applications. In accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition,” revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable, title and risk of loss have been transferred to the customer, contractual obligations have been satisfied and.collectibility is reasonably assured. When we provide a combination of products and services to customers, the arrangement is evaluated under Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” or EITF 00-21, which addresses certain aspects of accounting by a vendor for arrangements under which the vendor will perform multiple revenue-generating activities. The application of the appropriate accounting guidance to our revenue requires judgment and is dependent upon the specific transaction and whether the sale includes systems, applications, services or a combination of these items. As our business evolves, the mix of products and services sold may impact the timing of when revenue and related costs are recognized.

Our products are sold directly through our worldwide sales force and indirectly through our global network of distributors, dealers, value-added resellers and system integrators. The purchase price of our systems and applications sold on a direct basis typically includes installation and a warranty for up to one year. Revenue from the direct sales of products that include installation services is recognized at the time the products are installed, after satisfaction of all the terms and conditions of the underlying customer contract.

Our indirect sales of products to distribution partners are generally recognized at the time of shipment if all contractual obligations have been satisfied. We accrue a provision for estimated sales returns and other allowances and deferrals as a reduction of revenue at the time of revenue recognition, as required. We calculate the provision for sales returns and allowances based on a quarterly analysis of actual historical returns and allowances in relation to current quarter sales, and determine the required allowance. This analysis requires a significant amount of judgment. If the accrued provision is higher or lower than required based on our quarterly analysis, the provision is adjusted against revenue.

Revenue and the related costs from services performed under managed services arrangements, professional services and services performed under maintenance contracts are recognized ratably over the term of the underlying customer contract or at the end of the contract, when obligations have been satisfied. For services performed on a time and materials basis, revenue is recognized upon performance.

Most of our sales require judgment principally in the areas of customer acceptance, returns assessment and collectibility. The assessment of collectibility is particularly critical in determining whether or not revenue should be recognized. We assess collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history. In addition, a significant amount of our revenue is generated from sales of product to distributors. As such, our provision for estimated sales returns and other allowances and deferrals requires significant judgment. We provide for estimated sales returns and other allowances and deferrals as a reduction of revenue at the time of revenue recognition, as required. If these estimates, which are based on historical experience, are significantly below the actual amounts, our revenue could be adversely affected.

We also sell proprietary voice application software products. We recognize revenue related to these sales in accordance with AICPA Statement of Position 97-2, “Software Revenue Recognition.” In multiple-element software arrangements, we allocate revenue to each element based on its relative fair value. The fair value of any undelivered element is determined using vendor-specific objective evidence (“VSOE”) or, in the absence of VSOE for all elements, the residual method when VSOE exists for all of the undelivered elements. In the absence of fair value for a delivered element, we first allocate revenue based on VSOE of the undelivered elements and the residual revenue to the delivered elements. Where VSOE of the undelivered element cannot be determined, we defer revenue for the delivered elements until the undelivered elements are delivered.

Collectibility of Accounts Receivable

Our accounts receivable are recorded net of an allowance for doubtful accounts. As discussed above, we accrue for the allowance based on an analysis of historical trends. In order to record our accounts receivable at their net realizable value, we also assess their collectibility. A considerable amount of judgment is required in order to make this assessment including a detailed analysis of the aging of our receivables and the current creditworthiness of our customers and an analysis of historical bad debts and other adjustments. We have recorded allowances for receivables which we believe are uncollectible, including amounts for the resolution of potential credit and other collection issues such as disputed invoices, customer satisfaction claims and pricing discrepancies. However, depending on how such potential issues are resolved, or if the financial condition of any of our customers were to deteriorate and their ability to make required payments became impaired, increases in these allowances may be required. We actively manage our accounts receivable to minimize credit risk, and as of September 30, 2006, we have no individual customer that constitutes more than 10% of our accounts receivable.

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

A considerable amount of judgment is also required in calculating any impairment charge for assets that are held and used, principally in determining discount rates, market premiums, financial forecasts, and allocation methodology. In calculating an impairment charge for assets held for sale, significant judgment is required in estimating fair value and costs to sell. Our estimates are based on valuations obtained from third parties and on estimates of incremental costs such as commissions and fees that are customary for sales of similar assets.

Any potential goodwill impairment is determined using a two-step approach. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit, which is one level below our operating segments, with its carrying amount, including goodwill. If the fair value is less than the book value, a second step is then performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. We conducted the required annual goodwill impairment review during the fourth quarter of fiscal 2006. We completed updated valuations for all reporting units with goodwill as of September 30, 2006 using a discounted cash flow approach based on forward-looking information regarding market share, revenues and costs for each reporting unit as well as appropriate discount rates. As a result, we determined that goodwill was not impaired as of September 30, 2006.

Restructuring Programs

We recorded restructuring charges during the fourth quarter of fiscal 2005 and during fiscal 2006. The restructuring charges include employee termination benefits as well as accruals for vacating leased premises and terminating operating leases. In connection with our acquisition of Tenovis in fiscal 2005, we recorded restructuring charges in accordance with EITF 95-3 for termination benefits to be paid to former Tenovis employees. In prior years, we recorded restructuring charges in accordance with EITF 94-3, the balance of which relates to leased premises that have been vacated.

A significant amount of judgment is required in estimating the amount of restructuring charges to record. Estimates used to determine employee termination benefit payments may differ from the actual amounts paid. In addition, estimates used to establish reserves related to real estate lease obligations may be adjusted based on new information. Because certain of our real estate lease obligations extend through fiscal 2021, assumptions were made as to the timing, availability and amount of sublease income that we expect to receive. In making these assumptions, we considered many variables such as the vacancy rates of commercial real estate in the local markets and the market rate for sublease rentals. The requirement to project sublease income for many years into the future, our estimates and assumptions regarding the commercial real estate market that we used to calculate future sublease income may be materially different from actual sublease income. If our sublease income estimates were too high, we would incur additional real estate lease obligation charges. Conversely, if our sublease income estimates were too low, we would be required to reverse charges and recognize income.

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

Our pension and postretirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions, including the discount rate and expected long-term rate of return on plan assets. Material changes in our pension and postretirement benefit costs may occur in the future due to changes in these assumptions, changes in the number of plan participants, changes in the level of benefits provided, and changes in asset levels and changes in legislation.

The discount rate is subject to change each year, consistent with changes in rates of return on high-quality fixed-income investments currently available and expected to be available during the expected benefit payment period. We select the assumed discount rate for our U.S. pension and postretirement plans by applying the published rates of an existing yield curve, such as the Citigroup Above Median Pension Discount Curve, to the expected benefit payment streams and develop a rate at which we believe the benefit obligations could be effectively settled. Based on the published rates as of September 30, 2006, we used a discount rate of 5.90% for both the U.S. pension and postretirement plans, an increase of 40 basis points from the 5.50% rate used as of September 30, 2005. For fiscal 2006, this had the effect of reducing our projected pension benefit obligation by approximately $131 million, and our accumulated postretirement benefit obligation by approximately $29 million. For fiscal 2007, this has the effect of reducing pension service cost by approximately $1 million and our postretirement service cost by less than $1 million.

The expected long-term rate of return on U.S. pension and postretirement plan assets is selected by taking into account the expected duration of the projected benefit obligation for the plans, the targeted asset mix of the plans, and whether the plan assets are actively managed. The forward-looking assumptions underlying our expected long-term rate of return are developed by our investment adviser and reviewed by us for reasonableness. The return and risk assumptions consider such factors as anticipated long-term performance of individual asset classes, risk premium for active management based on qualitative and quantitative analysis, and correlations of the asset classes that comprise the asset portfolio. Based on the study completed this year, the expected rate of return for fiscal 2007 will remain unchanged at 9.0% for the pension plan assets and 7.0% for the postretirement plan assets. A 25 basis point change in the expected long-term rate of return would result in approximately a $6 million change in our pension expense and less than $1 million change in our postretirement expense.

The market-related value of our plan assets is developed using a five-year smoothing technique. The market-related value as of the measurement date is calculated as follows: (1) A preliminary market-related value is calculated by adjusting the market-related value at the beginning of the year for payments to and from plan assets and the expected return on assets during the year. The expected return on assets represents the expected long-term rate of return on plan assets adjusted up to plus or minus 2% based on the actual 10-year average rate of return on plan assets. (2) The final market-related value is determined as the preliminary market-related value from (1) above, plus 20% of the difference between the actual return and expected return for each of the past five years.

Commitments and Contingencies

We are subject to legal proceedings related to environmental, product, employment, intellectual property, licensing and other matters. In addition, we are subject to indemnification and liability sharing claims by Lucent under the terms of the Contribution and Distribution Agreement. In order to determine the amount of reserves required, we assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required for these contingencies is made after analysis of each individual issue. The estimates of required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy. Assessing the adequacy of any reserve for matters for which we may have to indemnify Lucent is especially difficult, as we do not control the defense of those matters and have limited information. In addition, estimates are made for our repurchase obligations related to products sold to various distributors who obtain financing from certain third party lending institutions, as described in Note 17, “Commitments and Contingencies” to our Consolidated Financial Statements.

Accounting for Stock Options

During fiscal 2005 and prior years, we accounted for stock options in accordance with Accounting Principles Board Opinion 25 and disclosed the pro forma effect of expensing stock options in accordance with SFAS 123. Effective October 2005, we have adopted SFAS 123(R), which requires us to recognize compensation expense in our financial statements for the fair value of stock options we issue. Both SFAS 123 and SFAS 123(R) require management to make assumptions regarding the expected life of the options, the expected liability of the options and other items in determining estimated fair value. Changes to the underlying assumptions may have significant impact on the underlying value of the stock options, which could have a material impact on our financial statements.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management (with the participation of our principal executive officer and principal financial officer) conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that internal control over financial reporting was effective as of September 30, 2006 based on criteria in Internal Control—Integrated Framework issued by COSO. Management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, and PricewaterhouseCoopers LLP has issued an attestation report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting, which is included herein.

/s/ LOUIS J. D’AMBROSIO	/s/ GARRY K. MCGUIRE
President and Chief Executive Officer	Chief Financial Officer and Senior Vice President, Corporate Development
December 8, 2006	December 8, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Avaya Inc.:

We have completed integrated audits of Avaya Inc.’s 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of September 30, 2006, and an audit of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) of this Form 10-K present fairly, in all material respects, the financial position of Avaya Inc. and its subsidiaries (the “Company”) at September 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation effective October 1, 2005.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting appearing in Exhibit 13 of the Form 10-K, that the Company maintained effective internal control over financial reporting as of September 30, 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP
Florham Park, New Jersey
December 8, 2006

AVAYA INC.
CONSOLIDATED STATEMENTS OF INCOME

	Year ended September 30,
	2006	2005	2004
	Dollars in millions, except per share amounts
REVENUE
Sales of products	$2,510	$2,294	$2,048
Services	2,002	1,971	1,761
Rental and managed services	636	637	260
	5,148	4,902	4,069
COSTS
Sales of products	1,168	1,049	928
Services	1,320	1,297	1,064
Rental and managed services	270	259	132
	2,758	2,605	2,124
GROSS MARGIN	2,390	2,297	1,945
OPERATING EXPENSES
Selling, general and administrative	1,595	1,583	1,274
Research and development	428	394	348
Restructuring charges	104	22	—
TOTAL OPERATING EXPENSES	2,127	1,999	1,622
OPERATING INCOME	263	298	323
Other income (expense), net	24	(32)	(15)
Interest expense	(3)	(19)	(66)
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	284	247	242
Provision for (benefit from) income taxes	83	(676)	(49)
INCOME FROM CONTINUING OPERATIONS	201	923	291
(LOSS) INCOME FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES	—	(2)	5
NET INCOME	$201	$921	$296
Earnings Per Common Share—Basic:
Earnings per share from continuing operations	$0.43	$1.95	$0.66
Earnings per share from discontinued operations	—	—	0.01
Earnings per share	$0.43	$1.95	$0.67
Earnings Per Common Share—Diluted:
Earnings per share from continuing operations	$0.43	$1.89	$0.63
Earnings per share from discontinued operations	—	—	0.01
Earnings per share	$0.43	$1.89	$0.64

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements.

AVAYA INC.
CONSOLIDATED BALANCE SHEETS

	As of September 30,
	2006	2005
	Dollars in millions, except per share amounts
ASSETS
Current assets:
Cash and cash equivalents	$899	$750
Accounts receivable, less allowances of $57 million and $58 million as of September 30, 2006 and 2005, respectively	871	862
Inventory	285	288
Deferred income taxes, net	153	143
Other current assets	151	128
TOTAL CURRENT ASSETS	2,359	2,171
Property, plant and equipment, net	668	738
Deferred income taxes, net	787	911
Intangible assets	263	337
Goodwill	941	914
Other assets	182	148
TOTAL ASSETS	$5,200	$5,219
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	418	402
Payroll and benefit obligations	348	300
Deferred revenue	286	244
Other current liabilities	335	373
TOTAL CURRENT LIABILITIES	1,387	1,319
Benefit obligations	1,350	1,561
Deferred income taxes, net	77	96
Other liabilities	300	282
TOTAL NON-CURRENT LIABILITIES	1,727	1,939
Commitments and contingencies
STOCKHOLDERS’ EQUITY
Series A junior participating preferred stock, par value $1.00 per share, 7.5 million shares authorized; none issued and outstanding	—	—
Common stock, par value $0.01 per share, 1.5 billion shares authorized, 452,203,778 and 471,328,963 issued (including 461,429 and 207,053 treasury shares) as of September 30, 2006 and 2005, respectively	5	5
Additional paid-in-capital	2,637	2,895
Retained earnings (accumulated deficit)	148	(53)
Accumulated other comprehensive loss	(698)	(883)
Less: treasury stock at cost	(6)	(3)
TOTAL STOCKHOLDERS’ EQUITY	2,086	1,961
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$5,200	$5,219

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements.

AVAYA INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND OF COMPREHENSIVE INCOME

					Accumulated
			Additional	Accumulated	Other		Total
	Number	Common	Paid-In	(Deficit)	Comprehensive	Treasury	Stockholders’	Comprehensive
	of Shares	Stock	Capital	Surplus	Loss	Stock	Equity	Income
	Dollars in millions, shares in thousands
Balance as of September 30, 2003	418,556	$4	$2,151	$(1,270)	$(679)	$(6)	$200
Issuance of common stock through public offering	14,039	1	248				249
Issuance of common stock for pension contribution funding	6,959		84			27	111
Issuance of common stock to employees under the stock purchase plan	1,055		91				91
Issuance of common stock for Lucent Shareowners Settlement	1,822		21			3	24
Other stock transactions	15,138		(3)				(3)
Purchase of treasury stock	(1,741)					(24)	(24)
Net income				296			296	$296
Minimum pension liability, net of tax effect of $65 and valuation allowance of ($65)					(166)		(166)	(166)
Unrealized holding losses on available for sale securities					(3)		(3)	(3)
Cumulative translation adjustment for sale of Connectivity Solutions					(32)		(32)	(32)
Foreign currency translation					51		51	51
Total comprehensive income								$146
Balance as of September 30, 2004	455,828	$5	$2,592	$(974)	$(829)	$—	$794
Issuance of common stock in connection with LYONs exchange offer, net of tax	20,546		299				299
Retirement of common shares repurchased	(11,525)		(107)				(107)
Issuance of common stock to employees under the stock purchase plan	1,419		49				49
Tax benefits from employee stock option plans	—		50				50
Other stock transactions	5,061		12				12
Purchase of treasury stock	(207)					(3)	(3)
Net income				921			921	$921
Minimum pension liability, net of tax effect of $15					(13)		(13)	(13)
Foreign currency translation					(41)		(41)	(41)
Total comprehensive income								$867
Balance as of September 30, 2005	471,122	$5	$2,895	$(53)	$(883)	$(3)	$1,961
Retirement of common shares repurchased	(29,909)		(328)				(328)
Issuance of common stock to employees under the stock purchase plan	1,409		28				28
Tax benefits from employee stock option plans	—		12				12
Amortization of vested restricted stock units	—		13				13
Other stock transactions	9,581		17				17
Purchase of treasury stock	(461)					(3)	(3)
Net income				201			201	$201
Minimum pension liability, net of tax effect of $78					137		137	137
Foreign currency translation					48		48	48
Total comprehensive income								$386
Balance as of September 30, 2006	451,742	$5	$2,637	$148	$(698)	$(6)	$2,086

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements.

AVAYA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30,
	2006	2005	2004
	Dollars in millions
OPERATING ACTIVITIES:			(revised)
Net income	$201	$921	$296
Less: (loss) income from discontinued operations, net	—	(2)	5
Income from continuing operations	201	923	291
Adjustments to reconcile net income to net cash provided by operating activities from continuing operations:
Business restructuring charges (reversals), net	104	17	(1)
Depreciation and amortization	269	272	147
Amortization of restricted stock units	15	10	15
Share-based compensation	15	—	—
Provision for uncollectible receivables	10	18	9
Deferred taxes, including reversal of valuation allowance	16	(601)	8
Impairment charges	29	—	—
Reversal of tax liabilities related to audit settlement	(7)	(124)	(47)
Loss on extinguishment of debt, net	—	44	42
Litigation settlements	—	—	(23)
Purchased in-process research and development	—	7	—
Unrealized gains (losses) on foreign currency exchange	12	(2)	29
Adjustments for other non-cash items, net	—	(2)	8
Changes in operating assets and liabilities, net of effects of acquired businesses:
Receivables	(18)	(68)	2
Inventory	6	56	34
Restricted cash	1	9	28
Accounts payable	13	(15)	—
Payroll and benefits	33	(89)	77
Voluntary contribution to pension plan	(42)	—	—
Accrued interest payable on long-term debt	(2)	(17)	(70)
Restructuring reserve	(76)	(17)	(24)
Deferred revenue	50	2	16
Other assets and liabilities	18	(89)	(62)
NET CASH PROVIDED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	647	334	479
Net cash (used for) operating activities from discontinued operations	—	—	(21)
NET CASH PROVIDED BY OPERATING ACTIVITIES	647	334	458
INVESTING ACTIVITIES:
Capital expenditures	(117)	(147)	(81)
Capitalized software development costs	(71)	(59)	(38)
Acquisitions of businesses, net of cash acquired	—	(421)	(128)
(Payments for) proceeds from sales of discontinued operations	—	(3)	260
Proceeds from sale of Commscope common stock	—	—	28
Proceeds from sale of property, plant and equipment	7	52	—
Investments in marketable securities	—	—	(9)
Other investing activities, net	(8)	20	(11)
NET CASH (USED FOR) PROVIDED BY INVESTING ACTIVITIES FROM CONTINUING OPERATIONS	(189)	(558)	21
FINANCING ACTIVITIES:
Issuance of common stock	28	49	342
Repurchase of common stock	(328)	(107)	—
Repayment of long-term debt	(14)	(580)	(404)
Other financing activities, net	(1)	—	(2)
NET CASH (USED FOR) FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	(315)	(638)	(64)
Effect of exchange rate changes on cash and cash equivalents	6	(5)	10
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	149	(867)	425
Cash and cash equivalents at beginning of fiscal year	750	1,617	1,192
Cash and cash equivalents at end of fiscal year	$899	$750	$1,617

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements.

AVAYA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Description of Business

Background

Avaya Inc. (the “Company,” “Avaya,” “we,” or “us”) provides communications systems, applications and services for enterprises, including businesses, government agencies and other organizations. Our product offerings include Internet Protocol (“IP”) telephony systems and traditional voice communications systems, multi-media contact center infrastructure and applications in support of customer relationship management, unified communications applications and appliances, such as IP telephone sets. The term “traditional” with respect to “voice communications,” “enterprise voice communications,” “telephony,” “voice telephony,” “voice systems,” or “TDM,” refers to circuit-based enterprise voice communications. The Company supports its broad customer base with comprehensive global service offerings that enable our customers to plan, design, implement, monitor and manage their communications networks.

2.   Summary of Significant Accounting Policies

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Avaya and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Certain prior year balance sheet amounts have been reclassified to conform to the September 30, 2006 presentation, including the following items:

•  Debt maturing within one year (including capital lease obligations) of $5 million as of September 30, 2005 has been reclassified to “Other current liabilities”.

•  Long-term debt (including capital lease obligations) of $25 million as of September 30, 2005 has been reclassified to “Other liabilities”.

The Company revised its Consolidated Statements of Cash Flows to separately disclose the operating, investing and financing cash flows from discontinued operations. In its prior filings, the Company previously reported cash flows from discontinued operations in total on the Consolidated Statements of Cash Flows with further disclosure in the Notes. There were no cash flows from discontinued operations during fiscal 2006 or 2005, and $21 million of cash used for operating activities for discontinued operations during fiscal 2004.

Use of Estimates

The Consolidated Financial Statements and related disclosures are prepared in conformity with accounting principles generally accepted in the United States of America. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the period reported. These estimates include assessing the collectibility of accounts receivable, sales returns and allowances, the use and recoverability of inventory, the realization of deferred tax assets, business restructuring reserves, pension and postretirement benefit costs, the fair value of assets and liabilities acquired in business combinations, and useful lives and impairment of tangible and intangible assets, among others. The markets for the Company’s products are characterized by intense competition, rapid technological development and frequent new product introductions, all of which could affect the future recoverability of the Company’s assets. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the Consolidated Financial Statements in the period they are determined to be necessary. Actual results could differ from these estimates.

Foreign Currency Translation

Balance sheet accounts of the Company’s foreign operations are translated from foreign currencies into U.S. dollars at period-end exchange rates while income and expenses are translated at average exchange rates during the period. Translation gains or losses related to net assets located outside the U.S. are shown as a component of accumulated other comprehensive loss in stockholders’ equity. Gains and losses resulting from foreign currency transactions, which are denominated in currencies other than the entity’s functional currency, are included in the Consolidated Statements of Income.

Revenue Recognition

The Company derives revenue primarily from the sale and service of communications systems and applications. In accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”), revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable, collectibility is reasonably assured, contractual obligations have been satisfied and title and risk of loss have been transferred to the customer.

The Company’s products are sold directly through its worldwide sales force and indirectly through its global network of distributors, dealers, value-added resellers and system integrators. The purchase price of the Company’s products typically includes installation and a warranty for up to one year. Revenue from the direct sales of products that include installation services is recognized at the time the products are installed, after satisfaction of all the terms and conditions of the underlying customer contract. When the Company provides a combination of products and services to customers, the arrangement is evaluated under Emerging Issues Task Force Issue (“EITF”) No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). EITF 00-21 addresses certain aspects of accounting by a vendor for arrangements under which the vendor will perform multiple revenue-generating activities.

The Company’s indirect sales to distribution partners are generally recognized at the time of shipment if all contractual obligations have been satisfied. The Company accrues a provision for estimated sales returns and other allowances and deferrals relating to inventory levels held by distributors, promotional marketing programs, etc. as a reduction of revenue at the time of revenue recognition, as required by EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer” and SAB 104.

The Company also derives revenue from: (i) supplemental maintenance services, including services provided under contracts to monitor and optimize customers’ communications network performance, and on a time-and-materials basis; (ii) professional services for implementation and integration of converged voice and data networks, network security and unified communications; and (iii) managed services provided to customers who have chosen bundled solutions and enhanced services not included in basic maintenance contracts for messaging and other parts of communications systems. Maintenance contracts typically have terms that range from one to five years. Contracts for professional services typically have terms that range from two to four weeks for standard solutions and from six months to one year for customized solutions. Contracts for managed services typically have terms that range from one to seven years. Revenue from services performed under managed services arrangements, professional services and services performed under maintenance contracts is accounted for in accordance with FASB Technical Bulletin No. 90-1 “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts,” and is deferred and recognized ratably over the term of the underlying customer contract or at the end of the contract, when obligations have been satisfied. For services performed on a time and materials basis, revenue is recognized upon performance.

The Company also sells proprietary voice application software products. The Company recognizes revenue related to these sales in accordance with AICPA Statement of Position 97-2, “Software Revenue Recognition.” In multiple element software arrangements, the Company allocates revenue to each element based on its relative fair value. The fair value of any undelivered element is determined using vendor-specific objective evidence (“VSOE”) or, in the absence of VSOE for all elements, the residual method when VSOE exists for all of the undelivered elements. In the absence of fair value for a delivered element, the Company first allocates revenue based on VSOE of the undelivered elements and the residual revenue to the delivered elements. Where VSOE of the undelivered element cannot be determined, the Company defers revenue for the delivered elements until the undelivered elements are delivered.

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

Amortization of capitalized software development costs begins when the product is available for general release to customers. Amortization is recognized on a product-by-product basis on the greater of either the ratio of current gross revenues to the total of current and anticipated future gross revenues, or the straight-line method over a period of up to two years. Unamortized capitalized software development costs determined to be in excess of net realizable value of the product are expensed immediately. As of September 30, 2006 and 2005, the Company had unamortized software development costs of $100 million and $73 million, respectively. Amortization expense of $42 million, $36 million and $28 million was recorded for fiscal 2006, 2005 and 2004, respectively, and was included as a component of cost of products.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or fewer when purchased are considered to be cash equivalents. These short-term investments are stated at cost, which approximates market value. The Company’s cash and cash equivalents are invested in various investment grade institutional money market accounts, bank term deposits and commercial paper.

Accounts Receivable

Accounts receivable are recorded net of reserves for sales returns and allowances, and provisions for doubtful accounts. The allowances are based on analyses of historical trends, aging of accounts receivable balances and on the creditworthiness of customers as determined by credit checks and analyses, as well as customers’ payment history.

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

Major improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the Consolidated Balance Sheets and any gain or loss is reflected in the Consolidated Statements of Income.

Internal Use Software

Certain costs of computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over three to seven years. General and administrative costs, overhead, maintenance and training, as well as the cost of software that does not add functionality to the existing system, are expensed as incurred. As of September 30, 2006 and 2005, the Company had unamortized internal use software costs of $88 million and $131 million, respectively.

The Company recorded a non-cash impairment charge of approximately $28 million before taxes in the third quarter of fiscal 2006. This charge is related to software developed for three components of internal-use software designed to simplify the process of creating tickets for service orders, the process of taking an order through its systems and other aspects of its financial systems.

The impairment was recognized and measured in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and AICPA Statement of Position 98-1, “Accounting for Costs of Computer Software Developed or Obtained for Internal Use.” During fiscal 2006, the Company performed an assessment of all of its internal-use software and its SAP architecture as well as the development of an information technology (“IT”) roadmap. This evaluation resulted in the decision to maximize the use of new SAP licenses, and the Company concluded, during the third quarter of fiscal 2006, that it was no longer probable that the internal-use software described above would be completed or placed into service.

The internal-use software was recorded as a corporate asset and not allocated to either of the Company’s segments, and was reported at the lower of its carrying amount or fair value, which was determined to be zero. The charge of $28 million is recorded in the selling, general and administrative expenses line item in the Company’s Consolidated Statements of Income for the corporate / other unallocated amounts caption for fiscal 2006.

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

Investments

The Company’s investment portfolio as of September 30, 2006 consists primarily of investments that are generally concentrated in the emerging communications technology industry. These investments are carried at market value, if readily determinable, or cost, and are included in other assets. Investments that are carried at market value are reported at fair value with the unrealized gains or losses recorded in other comprehensive income.

During fiscal 2006, the Company had investments accounted for under the cost and equity methods in addition to investments carried at fair value. The Company’s share of earnings or losses from equity method investments is recorded in other income (expense), net. Investments are periodically reviewed for impairment and written down whenever declines in fair value below carrying value are considered to be other than temporary. In making this determination, the Company considers, among other factors, sustained decreases in quoted market prices and a series of historic and projected operating losses by the investee. During fiscal 2004, the Company acquired a controlling interest in AGC, which was previously accounted for as an equity method investment. As of September 30, 2006 and 2005, the Company had investments of $10 million and $11 million, respectively, which are included in other current assets on the Consolidated Balance Sheets.

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

Pension and Postretirement Benefit Obligations

The Company maintains defined benefit pension plans covering the majority of its employees, which provide benefit payments to vested participants upon retirement. The Company also provides certain postretirement healthcare and life insurance benefits to eligible employees. These pension and other postretirement benefit plans are accounted for in accordance with SFAS 87, “Employers’ Accounting for Pensions” and SFAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” which require costs and the related obligations and assets arising from the pension and other postretirement benefit plans to be accounted for based on actuarially-determined estimates. The plans use different factors, including age, years of service and eligible compensation, to determine the benefit amount for eligible participants. The Company funds its pension plans in compliance with applicable laws. See Note 13 “Benefit Obligations” for a discussion of amendments made to the Company’s pension and postretirement plans which froze benefit accruals and additional participation in the plans for its U.S. management employees effective December 31, 2003.

Share-based Compensation

On October 1, 2005, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options and employee stock purchases related to the 2003 Employee Stock Purchase Plan (“employee stock purchases”) based on estimated fair values. SFAS 123(R) supersedes the Company’s previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) for periods beginning in fiscal 2006. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of October 1, 2005, the first day of the Company’s fiscal year 2006. The Company’s Consolidated Financial Statements as of and for the twelve months ended September 30, 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, the Company’s Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Share-based compensation expense recognized under SFAS 123(R) for fiscal 2006 was $15 million on a pre-tax basis and was related to stock options and the discount on employee stock purchases under the plans described in Note 14, “Stock Compensation Plans” to our Consolidated Financial Statements. There was no share-based compensation expense related to employee stock options and employee stock purchases recognized during fiscal 2005.

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the grant-date using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s Consolidated Statements of Income. Prior to the adoption of SFAS 123(R), the Company accounted for share-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Under the intrinsic value method, no share-based compensation expense related to stock options had been recognized in the Company’s Consolidated Statements of Income, other than as related to acquisitions and investments, because the exercise price of the Company’s stock options granted to employees and directors equaled the fair market value of the underlying stock at the grant-date.

Share-based compensation expense recognized during the current period is based on the value of the portion of share-based payment awards that is ultimately expected to vest. SFAS 123(R) requires forfeitures to be estimated at the time of grant in order to estimate the amount of share-based awards that will ultimately vest. The estimate is based on the Company’s historical rates of forfeiture. Share-based compensation expense recognized in the Company’s Consolidated Statement of Income for fiscal 2006 includes (i) compensation expense for share-based payment awards granted prior to, but not yet vested as of September 30, 2005, based on the grant-date fair value estimated in accordance with the pro forma provisions of SFAS 123 and (ii) compensation expense for the share-based payment awards granted subsequent to September 30, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). As share-based compensation expense recognized in the Consolidated Statements of Income for fiscal 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. In the Company’s pro forma information required under SFAS 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

Upon adoption of SFAS 123(R), the Company also changed its method of valuation for share-based awards granted beginning in fiscal 2006 to a lattice-binomial option pricing model (“lattice-binomial model”) from the Black-Scholes option pricing model which was previously used for the Company’s pro forma information required under SFAS 123.

On November 10, 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position No. SFAS 123(R)-3, “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards.” The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool (“APIC pool”) related to the tax effects of employee share-based compensation, and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee share-based compensation awards that are outstanding upon adoption of SFAS 123(R). The Company has elected to adopt the alternative transition method provided in this FASB Staff Position for calculating the tax effects of share-based compensation pursuant to SFAS 123(R).

Share-based compensation expense reduced the Company’s results of operations as follows:

Year ended
September 30, 2006
Dollars in millions, except per share amounts
Income before income taxes	$15
Net income	$9
Earnings per Common Share—Basic:	$0.02
Earnings per Common Share—Diluted:	$0.02

The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (“SFAS 148”):

	Year ended September 30,
	2005	2004
	Dollars in millions, except per share amounts
Net income, as reported	$921	$296
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	6	9
(Deduct): Total stock compensation expense determined under the fair value based method, net of related tax effects	(69)	(31)
Net income, pro forma	$858	$274
Earnings per Common Share—Basic:
As reported	$1.95	$0.67
Pro forma	1.81	0.63
Earnings per Common Share—Diluted:
As reported	$1.89	$0.64
Pro forma	1.76	0.60

In July 2005, the Company’s Board of Directors approved the acceleration of the vesting of certain outstanding stock options exercisable for Avaya common stock. Based on this action, all stock options outstanding as of July 26, 2005 having an exercise price greater than or equal to $13 per share vested and became fully exercisable as of that date. Aside from the acceleration of the vesting date, the terms and the conditions of the stock option award agreements governing the underlying stock options grants remained unchanged. As a result of this action, options to purchase approximately 10.2 million shares became exercisable. This action will result in stock option expense to be recorded in the Consolidated Statements of Income over fiscal 2006, 2007 and 2008 in accordance with SFAS 123(R) in an amount approximately $62 million lower on a pre-tax basis than the expense would have been if the vesting had not been accelerated. As a result of the accelerated vesting, the pro forma stock-based employee compensation expense for fiscal 2005 increased by $62 million.

Change in Vacation Policy

Effective January 1, 2006, the Company changed its policy with respect to vacation carryover for substantially all U.S. non-represented employees. For these employees, vacation carryover into future fiscal years is no longer permitted. The Company also changed its accrual period to correspond with the Company’s fiscal year rather than the calendar year. This change resulted in a $21 million reduction in the vacation accrual during fiscal 2006. This reduction is comprised of vacation days forfeited at the end of the calendar year and a reduction in the liability due to a higher than historical amount of vacation days taken from October 1, 2005 through December 31, 2005. The reduction was recorded in cost of goods sold and operating expenses in both of our operating segments and corporate/other unallocated amounts based on the functional areas of the affected employees.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Consolidated Statements of Income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) is recorded directly to a separate section of stockholders’ equity in accumulated other comprehensive loss and includes unrealized gains and losses excluded from the Consolidated Statements of Income. These unrealized gains and losses consist of adjustments to the minimum pension liability, foreign currency translation, and unrealized losses on securities classified as available-for-sale. The minimum pension liability adjustment represents the excess of the additional pension liability over the unrecognized prior service cost.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3.   Recent Accounting Pronouncements

SFAS 158

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans—an amendment of FASB Statements No 87, 88, 106 and 132(R)” (“SFAS 158”). SFAS 158 improves reporting of obligations for pensions and other post-retirement benefits by recognizing the over-funded or under-funded status of plans as an asset or liability. The pronouncement does not change how plan assets and benefit obligations are measured under FAS 87 and FAS 106 nor does it change the approach for measuring annual benefit cost reported in earnings. Rather, it eliminates the provisions that permit plan assets and obligations to be measured as of a date not more than three months prior to the balance sheet date, instead requiring measurement as of the reporting date. In addition, the pronouncement requires previously unrecognized items, such as actuarial gains and unrecognized prior service costs or credits to be recognized on the balance sheet as a component of other comprehensive income (loss). The Company will adopt the provisions of SFAS 158 in fiscal 2007. Upon adoption of SFAS 158, the Company will record an increase in the pension liability recognized on the Consolidated Balance Sheets of approximately $1 million with an offset to other comprehensive income. Additionally, the Company will record an increase in other post-retirement liability obligations recognized on the Consolidated Balance Sheets of approximately $227 million with an offset to other comprehensive income.

SFAS 157

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value and establishes a framework for measuring fair value in GAAP. The pronouncement describes fair value as being based on a hypothetical transaction to sell an asset or transfer a liability at a specific measurement date, as considered from the perspective of a market participant who holds the asset or owes the liability. In addition, fair value should be viewed as a market-based based measurement, not an entity-specific measurement. Therefore fair value should be determined based on the assumptions that market participants would use in pricing an asset or liability, including all risks associated with that asset or liability. SFAS 157 will be effective for the Company beginning in fiscal 2009. The adoption of SFAS 157 is not expected to have a material impact on the Company’s Consolidated Financial Statements.

SAB 108

In September 2006, the SEC issued SAB 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The pronouncement prescribes an approach whereby the effect of all unrecorded identified errors should be considered on all of the financial statements rather than just either the effect on the balance sheet or the income statement. The Company will adopt the provisions of SAB 108 beginning in fiscal 2007. The adoption of SAB 108 is not expected to have a material impact on the Company’s Consolidated Financial Statements.

FIN 48

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in tax positions and requires that companies recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The Company will be required to adopt the provisions of FIN 48 beginning in fiscal 2008, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings as well as requiring additional disclosures. The Company is currently assessing the impact of the adoption of FIN 48 on its Consolidated Financial Statements.

SFAS 156

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement SFAS No. 140” (“SFAS 156”). SFAS 156 simplifies the accounting for loan servicing rights and the financial instruments used to hedge risks associated with those rights. SFAS 156 requires that servicing rights be valued initially at fair value, and subsequently accounted for at either fair value, or amortized over the economic life of the related lease. The Company will adopt the provisions of SFAS 156 beginning in fiscal 2007. The adoption of SFAS 156 is not expected to have a material impact on the Company’s Consolidated Financial Statements.

SFAS 155

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment to FASB Statements No. 133 and 140” (“SFAS 155”). SFAS 155 simplifies the accounting for certain hybrid financial instruments containing embedded derivatives. SFAS 155 allows fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” In addition, it amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The Company will adopt the provisions of SFAS 155 beginning in fiscal 2007. The adoption of SFAS 155 is not expected to have a material impact on the Company’s Consolidated Financial Statements.

4.   Business Combinations and Other Transactions

Acquisition of Traverse

On November 9, 2006, the Company acquired Traverse Networks, Inc. (“Traverse”) for $15 million in cash. Traverse is a privately-held developer of enterprise mobility solutions for unified communications based in California. Results from Traverse will be included in the Company’s Consolidated Financial Statements effective November 9, 2006.

Acquisition of Tenovis

On November 18, 2004, the Company completed its acquisition of Tenovis Germany GmbH (“Tenovis”). Tenovis is the parent company of Avaya-Tenovis GmbH & Co. KG (formerly Tenovis GmbH & Co. KG), a major European provider of enterprise communications systems and services. The acquisition of Tenovis significantly expanded the Company’s European operations and increased the Company’s access to European customers, particularly in Germany. At the date of acquisition, the Company recorded Tenovis’s accounts receivable, inventory, fixed assets, liabilities and identified intangibles at estimated fair value. The remainder of the purchase price in excess of the net assets acquired was recorded as goodwill, which was allocated $400 million to the GCS segment and $206 million to the Avaya Global Services (“AGS”) segment. None of the goodwill, intangibles or in-process research and development amounts is expected to be deductible for tax purposes. The Company allocated $298 million to intangible assets (including contractual customer relationships, existing technology and trademarks) based on valuation studies performed with the assistance of third party valuation consultants. These intangible assets are being amortized over their weighted average estimated useful lives of 5 years, 6 years and 1.5 years, respectively. In addition, the Company allocated $1 million to in-process research and development, which was charged to research and development expense in the Consolidated Statements of Income during fiscal 2005.

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities as of the acquisition date:

Final
Purchase Price
Allocation
Dollars in millions
Cash	$116
Rental equipment	132
Fixed assets	144
Intangible assets and in-process research & development	299
Long-term debt	(287)
Deferred tax liability	(119)
Restructuring	(106)
Pension liability	(314)
Working capital and other assets and liabilities	(90)
Net liabilities acquired	(225)
Goodwill	606
Purchase price	$381

The Company recorded a restructuring liability of $106 million in connection with the acquisition to reflect the estimate of restructuring-related costs in accordance with EITF 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination.” This liability is for costs incurred to terminate Tenovis employees as part of the integration of Tenovis operations. The plan, which was completed during fiscal 2005, provided for the termination of certain employees across various Tenovis functional groups and subsidiaries, including sales, operations, finance and human resources. Most of the terminations were completed by June 30, 2006. The Company paid cash of $46 million and $30 million for termination benefits during fiscal 2006 and 2005, respectively. During fiscal 2006, the Company increased the restructuring liability by $5 million for higher-than-originally-expected per employee separation payments in Germany, which is included in the Consolidated Statements of Income. The accrual of $30 million as of September 30, 2006 reflects the estimated remaining termination payments adjusted for currency fluctuations since the acquisition date.

Management is responsible for estimating the fair value of the assets and liabilities acquired, and has conducted due diligence in determining fair values. Management has made estimates and assumptions that affect the reported amounts of assets, liabilities and expenses resulting from the acquisition. Actual results could differ from these amounts.

The following unaudited pro forma financial information presents the Company’s results for fiscal 2005 and 2004 as if the Tenovis acquisition had occurred at the beginning of each period:

	Year ended September 30,
	2005	2004
	Dollars in millions, except per share amounts
Revenue	$5,005	$5,073
Net income	$895	$212
Earnings per share—basic	$1.89	$0.48
Earnings per share—diluted	$1.83	$0.47

The pro forma results are not necessarily indicative of the results of operations that actually would have resulted had the acquisition been in effect at the beginning of the period or of future results.

In connection with the acquisition of Tenovis, the Company performed an evaluation to identify the existence of any related variable interest entities (“VIEs”). As a result of this evaluation, the Company identified the existence of three VIEs, and further determined the Company was the primary beneficiary. One consolidated VIE was related to secured floating rate notes assumed with the acquisition of Tenovis, all of which were repaid during fiscal 2005. Therefore, this VIE no longer exists.

In accordance with FIN 46(R), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46(R)”), the Company is not required to apply the provisions of FIN 46(R) to two of the VIEs because it is unable to obtain the information necessary to perform the accounting required for consolidation. Although the Company has made an effort to gather the required information, management of these two VIEs has formally declined to transfer any of the necessary financial data to the Company. One of these two entities ceased to meet the definition of a VIE as of March 31, 2005.

The second non-consolidated VIE is a non-U.S. telecommunications hardware product manufacturer and service provider. The Company has agreed to purchase from the VIE certain amounts of products and services, and the VIE has contracted for the Company to provide certain IT services and purchasing services with respect to raw materials. These contracts expire in August 2007. During fiscal 2006 and 2005, the Company purchased products and services from this VIE aggregating $35 million and $36 million, respectively. Additionally, the Company is required to pay monthly rental subsidies on the VIE’s premises, and in the event the VIE is unable to pay its portion of the rental payments, the Company is liable for their portion as well. During fiscal 2006 and 2005, the Company paid $1 million each fiscal year in connection with rental subsidies. The maximum exposure to loss of $5 million as of September 30, 2006 for the remainder of the agreement represents the minimum purchase order commitments and the minimum service levels for service contracts.

Other Fiscal 2005 Acquisitions and Transactions

The respective purchase prices for the following acquisitions were not material, either individually or in the aggregate, to the Consolidated Financial Statements of the Company. Therefore, disclosures of pro forma financial information have not been presented.

Acquisition of Nimcat Networks

On September 16, 2005, the Company acquired Nimcat Networks Incorporated (“Nimcat”) for $38 million in cash, net of cash acquired. Nimcat was a privately-held developer of embedded peer-to-peer IP call processing software headquartered in Ottawa, Canada. Results from Nimcat are included in the Company’s Consolidated Financial Statements beginning on September 16, 2005. In connection with the acquisition, the Company allocated $3 million to in-process research and development, which was charged to research and development expense in the Consolidated Statements of Income at the date of the acquisition.

Acquisition of Spectel

On October 4, 2004, the Company completed the purchase of Spectel plc (“Spectel”), a world leader in audio and web conferencing solutions, for $110 million in cash (including $6 million of transaction fees that were not paid to the sellers), net of $3 million of cash acquired. The acquisition enabled the Company to continue to expand its capabilities in conferencing, which is a core business communications technology. In connection with the acquisition, the Company allocated $3 million to in-process research and development, which was charged to research and development expense in the Consolidated Statements of Income during the first quarter of fiscal 2005.

Aircraft Transactions

During fiscal 2005, the Company sold two aircraft for $52 million, which was reflected in net cash used for investing activities. In November 2004, the Company entered into operating leases for two new aircraft which were delivered during the second half of fiscal 2005.

Fiscal 2004 Acquisitions and Divestitures

Acquisition of a Majority Interest in Tata Telecom

On April 2, 2004, the Company announced an agreement with the Tata Group to acquire its shares of Tata Telecom Ltd. (“Tata Telecom”), a leading voice communications solutions provider in India, representing 25.1% ownership of Tata Telecom. As of the date of the agreement, the Company owned a 25.5% interest in Tata Telecom. Statutory requirements in India mandated that the Company also conduct a public tender offer for a minimum of 20% of the outstanding shares of Tata Telecom at the same price at which shares were purchased from the Tata Group. The public tender offer closed in July 2004 with 8.5% of the public shares tendering into the offer. The sale of the shares by the Tata Group and the tendering shareholders closed on August 4, 2004. Avaya paid a total of $24 million in August 2004 related to this acquisition, of which $17 million was paid to the Tata Group, $6 million was paid in relation to the public tender offer and Avaya realized a $1 million loss associated with forward exchange contracts, which were used to hedge foreign currency risk associated with the acquisition. Following the acquisition of these additional equity interests, the Company now owns 59.1% of Tata Telecom. The Company changed the name of Tata Telecom to Avaya GlobalConnect Limited (“AGC”) and began consolidating its results on August 4, 2004.

Acquisition of Expanets

On November 25, 2003, the Company acquired substantially all of the assets and assumed certain liabilities of Expanets. Expanets, a subsidiary of Northwestern Corp., was a nationwide provider of networked communications and data products and services to small and mid-sized businesses and prior to the acquisition was one of the Company’s largest dealers. The acquisition allowed the Company to continue providing quality sales and service support for Expanets’ customers and grow its small and mid-sized business. Under the terms of the asset purchase agreement, the Company paid a purchase price of $117 million, consisting of (i) $55 million in cash paid to Expanets, (ii) $27 million paid to a creditor of Expanets to satisfy a debt obligation of Expanets, (iii) $18 million to Northwestern to finalize working capital adjustments, (iv) $15 million deposited into an escrow account to satisfy certain liabilities of Expanets and (v) $2 million in business combination costs. The results of the Expanets businesses the Company acquired have been included in the Company’s Consolidated Financial Statements from the date of acquisition on November 25, 2003.

At the date of acquisition, the Company recorded Expanets’ accounts receivable, inventory, fixed assets, liabilities and identified intangibles at estimated fair value. The remainder of the purchase price in excess of the $27 million net assets acquired was recorded as goodwill of $90 million.

Identifiable intangibles consist of $21 million of customer relationships, which are being amortized over 15 years, and $11 million of agency relationships, which were being amortized over 10 years. Customer relationships represent a database of information that acts as a source of repeat business for the Company. The information contained in the database includes the preferences of the customer, along with the history of services provided to the customer. Agency relationships represented the relationship Expanets had with multiple phone carriers across the U.S. that were assumed by the Company. The Company received a commission for selling phone services to its customers on behalf of the phone carriers.

In connection with the acquisition, in accordance with EITF No. 95-3, the Company recorded liabilities of $21 million for termination obligations, which consisted of $10 million of employee separation costs for approximately 1,750 employees and $11 million related to the closure of redundant real estate facilities. The Company completed the severance payments during fiscal 2004. During fiscal 2006, 2005 and 2004, the Company made cash payments of $2 million, $1 million and $11 million, respectively. The remaining balance as of September 30, 2006 relates to lease obligations will be paid by the end of fiscal 2007.

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

Sale of Connectivity Solutions

During fiscal 2004, the Company sold certain assets and liabilities of its Connectivity Solutions business to CommScope, Inc. (“CommScope”) and accounted for this business as a discontinued operation. The Company received $256 million of cash and 1,761,538 shares of CommScope common stock valued at $33 million on the closing date. The Company paid $9 million in transaction costs relating to the sale. During the second quarter of fiscal 2004, the Company sold all the shares of CommScope common stock and recognized a pre-tax loss of $5 million, which was included in other income (expense), net.

The Company recorded an $84 million pre-tax gain from the sale of Connectivity Solutions during fiscal 2004, which is included in income from discontinued operations. Included in the gain was a reversal of $27 million of certain liabilities that primarily represent employee-related costs for which the Company no longer has an obligation.

The $84 million gain also included the recognition of $32 million of foreign currency translation adjustments related to the divestiture of Connectivity Solutions’ international operations. A corresponding decrease was recorded in the accompanying Consolidated Balance Sheet during fiscal 2004 through accumulated other comprehensive loss to reflect the realization of foreign currency translation adjustments upon the liquidation of these foreign operations.

Discontinued Operations

There was no revenue or income from discontinued operations during fiscal 2006. The following table displays revenue and (loss) income before income taxes from discontinued operations for fiscal 2005 and 2004:

	Year ended September 30,
	2005	2004
	Dollars in millions
Revenue from discontinued operations:
Connectivity Solutions	$—	$168
Expanets	—	8
Total revenue from discontinued operations	$—	$176
(Loss) income before income taxes from discontinued operations:
Connectivity Solutions
Results of operations	$(2)	$(71)
Gain on sale	—	84
Total (loss) income before income taxes for Connectivity Solutions	(2)	13
Expanets:
Results of operations	—	(7)
Total (loss) income before income taxes from discontinued operations	$(2)	$6

In connection with the closing of the Connectivity Solutions transaction, the Company recognized a pension and postretirement curtailment loss of $24 million and a settlement loss of $24 million upon the transfer of pension and postretirement benefit assets and liabilities to CommScope, and recorded a corresponding increase of $48 million to the benefit obligation. Upon the transfer of these pension and postretirement benefit assets and liabilities to CommScope, an offsetting gain of $48 million was recognized and included in the $84 million gain on sale of discontinued operations for the assumption of these liabilities by CommScope. These two transactions resulted in a net zero impact to income from discontinued operations for fiscal 2004.

As a result of the transfer of Connectivity Solutions employees to CommScope during fiscal 2004, the Company remeasured its minimum pension liability related to the pension plan for represented employees, and in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” the Company recorded an adjustment of $50 million to reduce the additional minimum pension liability. This resulted in a $36 million decrease to accumulated other comprehensive loss and a $14 million decrease to intangible assets.

5.   Goodwill and Intangible Assets

The Company conducted the required annual impairment review during the fourth quarters of fiscal 2006 and 2005 and determined that no goodwill was impaired.

The changes in the carrying value of goodwill for fiscal 2006 and 2005 by operating segment are as follows:

	Global	Avaya
	Communications	Global
	Solutions	Services	Total
	Dollars in millions
Balance as of September 30, 2004	$187	$70	$257
Goodwill acquired
Tenovis	400	206	606
Other acquisitions	87	13	100
Impact of foreign currency exchange rate fluctuations	(32)	(17)	(49)
Balance as of September 30, 2005	$642	$272	$914
Impact of foreign currency exchange rate fluctuations	16	11	27
Balance as of September 30, 2006	$658	$283	$941

The following table presents the components of the Company’s intangible assets as shown in the Consolidated Balance Sheets:

	September 30, 2006			September 30, 2005
	Gross			Gross
	Carrying	Accumulated		Carrying	Accumulated
	Amount	Amortization	Net	Amount	Amortization	Net
	Dollars in millions
Existing technology	$103	$57	$46	$101	$41	$60
Customer relationships and other intangibles	292	94	198	288	45	243
Total amortizable intangible assets	$395	$151	$244	$389	$86	$303
Minimum pension adjustment, net of tax	19	—	19	34	—	34
Total intangible assets	$414	$151	$263	$423	$86	$337

During fiscal 2006, amortization and the impact of foreign currency fluctuations resulted in a decrease of $59 million in the net amortizable intangible assets balance. The weighted average useful lives of the existing technology, customer relationships and other intangibles are five and seven years, respectively.

During the first quarter of fiscal 2005, the Company acquired $298 million of intangible assets in connection with the acquisition of Tenovis consisting of existing technology of $36 million and customer relationships and other intangibles aggregating $262 million. Other acquisitions during fiscal 2005 resulted in additional existing technology and customer relationships of $38 million and $7 million, respectively.

The minimum pension adjustment, net of tax, represents unrecognized prior service costs associated with the recording of a minimum pension liability in prior fiscal years. This intangible asset may be eliminated or adjusted as necessary when the amount of minimum pension liability is reassessed, which is conducted on an annual basis.

Amortization expense for the Company’s acquired intangible assets was $65 million, $59 million and $6 million for fiscal 2006, 2005 and 2004, respectively. The majority of future estimated amortization expense is associated with intangible assets acquired in the Tenovis acquisition. Estimated future amortization expense as of September 30, 2006 is shown in the following table:

Expected future
amortization expense
Dollars in millions
2007	$60
2008	60
2009	59
2010	46
2011	8
2012 and thereafter	11
Future amortization expense	$244

6.   Supplementary Financial Information

Statements of Income Information

	Year ended September 30,
	2006	2005	2004
	Dollars in millions
DEPRECIATION AND AMORTIZATION
INCLUDED IN COSTS:
Amortization of software development costs	$42	$36	$28
INCLUDED IN SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Amortization of intangible assets	65	59	6
INCLUDED IN COSTS AND OPERATING EXPENSES:
Depreciation and amortization of property, plant and equipment and internal use software	162	177	113
Total depreciation and amortization	$269	$272	$147
OTHER INCOME (EXPENSE), NET
Interest income	$36	$24	$19
Gain on assets sold	1	1	—
(Loss) gain on foreign currency transactions	(5)	—	7
Loss on long-term debt extinguishment, net	—	(44)	(42)
Other financing expenses	—	(5)	(2)
Miscellaneous, net	(8)	(8)	3
Total other income (expense), net	$24	$(32)	$(15)

Balance Sheet Information

	Year ended September 30,
	2006	2005	2004
	Dollars in millions
VALUATION AND QUALIFYING ACCOUNTS
Allowance for Accounts Receivable:
Balance at beginning of period	$58	$48	$86
Charged to costs, expenses and other	12	83	73
Deductions	(13)	(73)	(111)
Balance at end of period	$57	$58	$48
Deferred Tax Asset Valuation Allowance:
Balance at beginning of period	$165	$781	$769
Charged to costs and expenses	33	174	17
Charged to other accounts	—	(16)	97
Deductions/ reversals	(4)	(774)	(102)
Balance at end of period	$194	$165	$781

	September 30,
	2006	2005
	Dollars in millions
INVENTORY
Finished goods	$281	$274
Raw materials	4	14
Total inventory	$285	$288
PROPERTY, PLANT AND EQUIPMENT, NET
Land and improvements	$56	$41
Buildings and improvements	460	430
Machinery and equipment	654	640
Rental equipment	230	210
Assets under construction	8	7
Internal use software	226	237
Total property, plant and equipment	1,634	1,565
Less: Accumulated depreciation and amortization	(966)	(827)
Property, plant and equipment, net	$668	$738
ACCUMULATED OTHER COMPREHENSIVE LOSS
Cumulative translation adjustment	$101	$48
Minimum pension liability, net of tax	(791)	(928)
Unrealized holding loss on securities classified as available for sale	(8)	(3)
Accumulated other comprehensive loss	$(698)	$(883)

Supplemental Cash Flow Information

	Year ended September 30,
	2006	2005	2004
	Dollars in millions
ACQUISITION OF BUSINESSES
Fair value of assets acquired, net of cash acquired	$—	$1,625	$262
Less: Fair value of liabilities assumed	—	(1,204)	(134)
Acquisition of businesses, net of cash acquired	$—	$421	$128
OTHER PAYMENTS
Interest payments, net of amounts capitalized of $0, $1 and $5, respectively	$1	$19	$61
Income tax payments	$32	$23	$23
NON-CASH TRANSACTIONS
Issuance of common stock in connection with LYONs conversion	$—	$299	$—
Entrance into capital leases	—	1	—
Issuance of common stock for contribution to pension plan	—	—	111
Issuance of common stock for Lucent Securities Settlement	—	—	24
Investment in equity securities	—	—	7
CommScope common stock received in connection with Connectivity Solutions sale	—	—	33
Notes received as part of the sale of Expanets’ non-Avaya business	—	—	9
Total non-cash transactions	$—	$300	$184

7.      Restructuring Programs

Fiscal 2006 Restructuring Plan

During fiscal 2006, the Company recorded restructuring charges aggregating $98 million which are included in “Restructuring Charges” in the Consolidated Statements of Income for fiscal 2006. The following table summarizes the components of this reserve during fiscal 2006:

	Employee	Lease
	Separation	Termination
	Costs	Obligations	Total
	Dollars in millions
Balance as of September 30, 2005	$—	$—	$—
Charges	78	20	98
Cash payments	(8)	(3)	(11)
Balance as of September 30, 2006	$70	$17	$87

The employee separation costs are related to workforce actions in the Europe, Middle East and Africa (“EMEA”) region as a result of the Company’s continuing efforts to improve the region’s operational performance, as well as a reduction in the Company’s service technicians in the U.S. The lease termination obligations relate to costs, net of estimated sublease income, to close or consolidate international office facilities, primarily related to the consolidation of the Company’s Guildford, United Kingdom facility.

In addition to the charges described above, during fiscal 2006, the Company also recorded a $5 million charge for higher-than-expected per employee separation costs in Germany accounted for under the EITF 95-3 reserve, and $1 million of adjustments to previously reserved lease termination obligations accounted for under the EITF 94-3 reserve, for a total fiscal 2006 charge of $104 million.

Fiscal 2005 Restructuring Plan

During the fourth quarter of fiscal 2005, the Company recorded a $22 million restructuring charge to reorganize its North American sales and service organizations, consolidate facilities and reduce the workforce in order to optimize the cost structure. The following table summarizes the activity related to this restructuring liability recorded in accordance with SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” during fiscal 2006 and 2005:

	Employee	Lease
	Separation	Termination
	Costs	Obligations	Total
	Dollars in millions
Balance as of September 30, 2004	$—	$—	$—
Charges	12	10	22
Cash payments	(5)	—	(5)
Balance as of September 30, 2005	$7	$10	$17
Charges	—	—	—
Cash payments	(6)	(5)	(11)
Balance as of September 30, 2006	$1	$5	$6

Lease termination obligations relate to 74 properties and include both costs to terminate leases and the present value of future cash payments, net of estimated sublease income, relating to real estate space vacated.

EITF 95-3 Reserve

This reserve reflects the remaining balance associated with employee separation charges related to the acquisition of Tenovis. This balance is included in other liabilities in the Company’s Consolidated Balance Sheets. The following table summarizes the components of this reserve during fiscal 2006 and 2005:

Employee
Separation
Costs
Dollars in millions
Balance as of September 30, 2004	$—
Initial reserve recorded in purchase accounting	106
Cash payments	(30)
Impact of foreign currency fluctuations	(6)
Balance as of September 30, 2005	$70
Charges	5
Cash payments	(46)
Impact of foreign currency fluctuations	1
Balance as of September 30, 2006	$30

The restructuring charge of $5 million relates to higher than expected per employee separation costs in Germany and is included within “Restructuring Charges” in the Consolidated Statements of Income for fiscal 2006 (see Note 4, “Business Combinations—Acquisition of Tenovis,” for more information).

EITF 94-3 Reserve

This restructuring reserve reflects the remaining balance associated with the business restructuring charges related to lease terminations recorded in fiscal 2000 through 2002 in accordance with EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” and is included in other liabilities in the Company’s

Consolidated Balance Sheets. The following table summarizes the components of the Company’s restructuring reserve during fiscal 2006 and 2005:

Lease
Termination
Obligations
Dollars in millions
Balance as of September 30, 2004	$41
Changes in estimates and reversals	(5)
Cash payments	(12)
Balance as of September 30, 2005	$24
Changes in estimates and reversals	1
Cash payments	(8)
Balance as of September 30, 2006	$17

The restructuring charge of $5 million recorded relates to changes in sublease assumptions and is included within SG&A expenses in the Consolidated Statements of Income for fiscal 2005.

Other current liabilities of $335 million included in the Consolidated Balance Sheets as of September 30, 2006 include $86 million of current liabilities associated with the Company’s restructuring plans.

8.      Capital Lease Obligations and Long-Term Debt

Capital lease obligations and long-term debt consist of the following and are classified with other current and long-term liabilities:

	September 30,
	2006	2005
	Dollars in millions
Capital lease obligations:
Current portion—reported in Other Current Liabilities	$4	$5
Capital lease obligations and Long-term debt:
11 1/8% Senior Notes, net of discount, premium and net deferred gain on interest rate swap	—	14
Capital lease obligations (long-term portion)	9	11
Total long-term debt—reported in Other Liabilities	$9	$25
Total debt	$13	$30

The Company has entered into capital lease obligations for certain equipment and automobiles, for which payment obligations extend through fiscal 2010.

See below for a detailed discussion of actions the Company took related to its long-term debt.

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

As a result of the cash tender offer, the Company recognized a pre-tax loss of $41 million, which was included in other expense, net for fiscal 2005. This loss consisted of (i) $43 million of premiums on the repurchase, (ii) the write-off of $5 million of deferred financing costs and (iii) $1 million of fees, partially offset by the recognition of (iv) $4 million of unamortized net premium recorded at the time of the original debt issuances and (v) $4 million of deferred gain related to the interest rate swaps.

Contemporaneously with the tender offer, the Company received the requisite consents with respect to the consent solicitation for the adoption of certain proposed amendments to the indenture relating to the senior notes. On November 16, 2004, the Company and the trustee for the senior notes executed a supplemental indenture, which eliminated substantially all of the restrictive covenants, the reporting requirements and certain events of default from the indenture. The supplemental indenture also eliminated the requirement to provide security for the senior notes and accordingly, the Company’s obligations under the senior notes that remained outstanding were unsecured.

As of September 30, 2005, $13 million of principal amount was outstanding. The remaining 13,205 notes were redeemed at the Company’s option in April 2006 for $1,056.25 each, for a total payment of $14 million.

Secured Floating Rate Notes

In November 2001, Tenovis entered into an asset securitization transaction whereby Tenovis Finance Limited, a VIE for which Tenovis is the primary beneficiary, issued Secured Floating Rate Notes due 2013 (“secured floating rate notes”) that were secured by a pool of Tenovis’s current and future receivables associated with rental contracts. In accordance with FIN 46(R), the Company consolidated Tenovis Finance Limited upon the acquisition of Tenovis. Tenovis Finance Limited is a special purpose company established to issue the secured floating rate notes and enter into all related financial arrangements and is the consolidated VIE as discussed in Note 4 “Business Combinations and Other Transactions.”

The secured floating rate notes were denominated in euros and were originally issued in a principal amount of euro 300 million, representing 3,000 notes each having a principal amount of euro 100,000. As of the date of the Company’s acquisition of Tenovis, each note translated to principal of $130,300 or $268 million in total for the 2,060 notes outstanding. In connection with these notes, Tenovis Finance Limited also entered into two interest rate swap agreements, which are discussed further in Note 9 “Derivatives and Other Financial Instruments.”

During fiscal 2005, the Company repaid the outstanding principal amount of $262 million and terminated the related interest rate swaps. Additionally, the Company paid $15 million in interest and related costs. As a result of the repayment, the Company recognized a pre-tax loss of $3 million, which was included in other income (expense), net for fiscal 2005. This loss primarily consisted of a $5 million reduction in the net unamortized discount recorded at the time of the original debt issuance, partially offset by a $2 million gain on the change in the fair market value of the interest rate swaps.

LYONs Convertible Debt

The Company issued LYONs during fiscal 2002 through an underwritten public offering under a shelf registration statement. Through a series of transactions during fiscal years 2004 and 2005, the Company repaid with cash or converted into common shares all of its outstanding LYONs.

Interest expense related to the amortization of the discount on the LYONs amounted to $2 million and $10 million for fiscal 2005 and 2004, respectively. In addition, interest expense related to the amortization of deferred financing costs on the LYONs amounted to an insignificant amount and $2 million for fiscal 2005 and 2004, respectively.

As of September 30, 2004, the outstanding LYONs were convertible into an aggregate of 20,557,415 shares, all of which were reflected in the diluted share calculations for fiscal 2004 included in Note 11 “Earnings Per Share of Common Stock.” Upon conversion, the holders were not entitled to receive any cash payment representing accrued original issue discount. Accrued original issue discount was considered to be paid by the shares of common stock received by the holder of the LYONs upon conversion.

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

Fair Value of Long-Term Debt

As of September 30, 2005, there were 13,205 senior notes outstanding. The notes had a carrying value of $14 million, which was comprised of the aggregate principal amount outstanding of $13 million increased for $1 million of unamortized premium, net of discount and the net unamortized deferred gain related to the termination of interest rate swap agreements. The notes had a fair value of $15 million based upon quoted market prices and yields obtained through independent pricing sources for the same or similar types of borrowing arrangements taking into consideration the underlying terms of the debt. As described above, these remaining notes were redeemed at the Company’s option in April 2006.

In addition, liabilities as of September 30, 2006 and 2005 include $13 million and $16 million, respectively, of capital lease obligations primarily associated with Tenovis.

Credit Facility Amendments

On February 23, 2005, the Company entered into a Credit Agreement among the Company, Avaya International Sales Limited, an indirect subsidiary of the Company, a syndicate of lenders and Citicorp USA, Inc., as agent for the lenders (the “credit facility”). The commitments pursuant to the Company’s previous Amended and Restated Five Year Revolving Credit Facility Agreement, dated as of April 30, 2003 (as amended), among the Company, the lenders party thereto and Citibank, N.A., as agent for the lenders, were terminated and the security interests securing obligations under that facility were fully released.

Under the credit facility, borrowings are available in U.S. dollars or euros, and the maximum amount of borrowings that can be outstanding at any time is $400 million, of which $150 million may be in the form of letters of credit. The credit facility is a five-year revolving facility and is not secured by any of the Company’s assets. The credit facility was amended in May 2006 to extend the expiration date of the credit facility to May 24, 2011 and to amend certain definitions resulting in reductions in interest and various fees payable to the lenders. The credit facility contains affirmative and restrictive covenants, including: (a) periodic financial reporting requirements, (b) maintaining a maximum ratio of consolidated debt to earnings before interest, taxes, depreciation and amortization, adjusted for certain business restructuring charges and related expenses and non-cash charges, referred to as adjusted EBITDA, of 2.00 to 1.00, (c) maintaining a minimum ratio of adjusted EBITDA to interest expense of 4.00 to 1.00, (d) limitations on the incurrence of subsidiary indebtedness, (e) limitations on liens, (f) limitations on investments and (g) limitations on the creation or existence of agreements that prohibit liens on our properties. The credit facility also limits the Company’s ability to make dividend payments or distributions or to repurchase, redeem or otherwise acquire shares of its common stock to an amount not to exceed 50% of consolidated net income of the Company for the fiscal year immediately preceding the fiscal year in which such dividend, purchase, redemption, retirement or acquisition is paid or made. For fiscal 2006, the credit facility allowed the Company to repurchase, redeem or otherwise acquire shares of its common stock up to an amount not to exceed $461 million. On September 8, 2006, an amendment to the credit facility provided that the Company may use an additional $500 million during the period from October 1, 2006 through September 30, 2008 for such activities, over the amount provided for under the 50% of consolidated net income test each year. As of September 30, 2006, the Company was in compliance with all of the covenants included in the credit facility.

Provided that the Company is in compliance with the terms of the credit facility, the Company may use up to $1 billion in cash (excluding transaction fees) and assumed debt for acquisitions completed after February 23, 2005. The acquisition amount will be permanently increased to $1.5 billion after consolidated adjusted EBITDA of the Company and its subsidiaries for any period of twelve consecutive months equals or exceeds $750 million.

There are currently $35 million of letters of credit issued under the credit facility. There are no other outstanding borrowings under the facility and the remaining availability is $365 million as of September 30, 2006. The Company believes the credit facility provides it with an important source of backup liquidity.

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

Recorded Transactions

The Company utilizes foreign currency forward contracts primarily to manage short-term exchange rate exposures on certain receivables, payables and loans residing on foreign subsidiaries’ books, which are denominated in currencies other than the subsidiary’s functional currency. When these items are revalued into the subsidiary’s functional currency at the month-end exchange rates, the fluctuations in the exchange rates are recognized in the Consolidated Statements of Income as other income (expense), net. Changes in the fair value of the Company’s foreign currency forward contracts used to offset these exposed items are also recognized in the Consolidated Statements of Income as other income (expense), net in the period in which the exchange rates change. For fiscal 2006, 2005 and 2004, the changes in the fair value of the foreign currency forward contracts were substantially offset by changes resulting from the revaluation of the items subject to foreign currency exposure.

Forecasted Transactions

From time to time, the Company uses foreign currency forward contracts to offset certain forecasted foreign currency transactions primarily related to the purchase or sale of products expected to occur during the ensuing twelve months. The change in the fair value of foreign currency forward contracts is recognized as other expense, net in the period in which the exchange rates change. For fiscal 2006, 2005 and 2004, these gains and losses were not material to the Company’s results of operations. As permitted under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” (“SFAS 133”) the Company has elected not to designate its foreign currency forward contracts as hedges thereby precluding the use of hedge accounting for these instruments.

The notional amount of the Company’s financial instruments represents the face amount of the contractual arrangements and the basis on which U.S. dollars are to be exchanged. They are not a measure of market or credit exposure. The notional amounts as of September 30, 2006 and 2005 of the Company’s foreign currency forward contracts were $378 million and $323 million, respectively. As of September 30, 2006, these notional amounts principally represent the equivalent in U.S. dollars for contracts in euros of $152 million, British pounds sterling of $130 million, Mexican pesos of $26 million, Singapore dollars of $19 million, Australian dollars of $17 million, Canadian dollars of $16 million and other foreign currencies. As of September 30, 2005, these notional amounts principally represented the equivalent in U.S. dollars for contracts in British pounds sterling of $174 million, euros of $162 million, Canadian dollars of $57 million, Mexican pesos of $27 million, Australian dollars of $16 million, Japanese yen of $14 million, Hungarian forints of $13 million and other foreign currencies.

Fair Value

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of their short-term maturity and variable rates of interest.

The estimated fair values of the Company’s foreign currency forward contracts are included in the Consolidated Balance Sheets, reflected as other current liabilities of $2 million and $6 million as of September 30, 2006 and 2005, respectively. The estimated fair values of these forward contracts were based on market quotes obtained through independent pricing sources.

Interest Rate Swap Agreements

During fiscal 2004, the Company entered into a total of five interest rate swap agreements each having a notional amount of $50 million and a maturity date of April 2009. These interest rate swap agreements were executed in order to: (i) convert a portion of the senior notes fixed rate debt into floating rate debt; (ii) maintain a capital structure containing appropriate amounts of fixed and floating rate debt; and (iii) reduce interest payments and expense in the near term. These agreements qualified and were designated as fair value hedges in accordance with SFAS 133. Under these agreements, the Company received a fixed interest rate of 11 1/8% and paid a floating interest rate based on the six-month LIBOR (in arrears) plus an agreed-upon spread of 6.55%, 6.8575%, 6.94%, 6.8% and 6.98%, respectively. The interest rate swaps effectively converted $250 million of the senior notes from fixed rate debt into floating rate debt. Since the relevant terms of the interest rate swap agreements matched the corresponding terms of the senior notes, there was no hedge ineffectiveness. Accordingly, gains and losses on the interest rate swap agreements fully offset the losses and gains on the hedged portion of the senior notes, which were marked to market at each reporting date, both of which were recorded in other income (expense), net.

Subsequently during fiscal 2004, the Company terminated all five of its interest rate swap agreements. The terminations resulted in a reduction to other liabilities for the removal of the fair market value of the interest rate swap and cash payments of $2 million representing the loss on termination, which was recognized as an increase to interest expense over the remaining term to maturity of the senior notes. The unamortized balance of the loss was included as a reduction to long-term debt. The Company terminated these interest rate swap agreements as it anticipated further repurchases of the senior notes.

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

During fiscal 2005, the Company repaid the secured floating rate notes and terminated the related interest rate swap agreements, which resulted in a $2 million gain on the change in the fair market value of the interest rate swaps.

Non-Derivative and Off-Balance-Sheet Instruments

Requests for providing commitments to extend credit and financial guarantees are reviewed and approved by senior management. Management regularly reviews all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the adequacy of the Company’s reserve for possible credit and guarantee losses. See Note 17, “Commitments and Contingencies” for the disclosure of these items.

10.   Warrants to Purchase Common Stock and Other Equity Transactions

Warrants to Purchase Common Stock

In December 2002, the Company, together with the Warburg Pincus Equity Partners, L.P. and certain affiliated investment funds (the “Warburg Entities”), commenced an exchange offer to purchase up to $661 million principal amount at maturity, or 70% at the time, of the Company’s outstanding LYONs (the “Exchange Offer”). In consideration of their agreement to participate in the Exchange Offer, in December 2002, the Company granted the Warburg Entities Series C warrants that have a four-year term and were exercisable for an aggregate of 7,355,824 shares of Avaya common stock. The fair value of these warrants was estimated to be $5 million and was included in additional paid-in capital. During the second quarter of fiscal 2003, upon completion of the Exchange Offer, the Company recognized the cost of these warrants as a commitment fee and recorded the amount in loss on long-term debt extinguishment, net, which is a component of other income (expense), net.

As of September 30, 2005, the Warburg Entities held warrants to purchase the following additional shares of the Company’s common stock:

Warrants	Number of Shares	Exercise Price	Expiration Date
Series B	5,379,732	$34.73	October 2, 2005
Series C	7,355,824	$3.50	December 23, 2006
	12,735,556

The Series B Warrants expired unexercised on October 2, 2005. In October 2005, the Warburg Entities (i) exercised their 7,355,824 Series C Warrants, resulting in their acquisition of an aggregate of 5,236,861 shares of our common stock and (ii) distributed to their partners an aggregate of 15,299,993 shares of our common stock. As of September 30, 2006, the Warburg Entities do not hold any warrants to purchase the Company’s common stock. As described in Note 16 “Related Party Transactions,” the Warburg Entities sold their remaining 156,529 shares of our common stock on the open market and thus as of October 2, 2006, do not own any shares of our common stock.

Other Equity Transactions

During fiscal 2006 and 2005, the Company repurchased and retired 41,434,400 shares of its common stock at an average price of $10.50 per share, under the provisions of the share repurchase plan authorized by the Board of Directors in April 2005 (see Note 11 “Earnings per Share of Common Stock”).

During the first quarter of fiscal 2005, the Company issued 20,546,199 shares of its common stock to holders of the LYONs who chose to convert their LYONs into Company shares (see Note 8 “Capital Lease Obligations and Long-Term Debt”).

In September 2004, the Company contributed $24 million of its common stock to fund its portion of the Lucent securities litigation settlement. The payment was funded with a combination of 221,882 shares of treasury stock and 1,600,303 shares of newly issued common stock.

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

In February 2004, the Company sold 14,039,481 shares of its common stock for $17.85 per share in a public offering. The Company received proceeds of $249 million, net of $2 million of underwriting discounts and commissions, which have been recorded as a reduction to additional paid-in capital. The Company used the entire net proceeds to redeem a portion of its outstanding senior notes (see Note 8 “Capital Lease Obligations and Long-Term Debt”).

11.   Earnings Per Share of Common Stock

Basic earnings per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is calculated by adjusting net income and weighted average outstanding shares, assuming conversion of all potentially dilutive securities including stock options, restricted stock units, warrants and convertible debt.

	Year Ended September 30,
	2006	2005	2004
	Dollars in millions, except per share amounts
Earnings Per Common Share—Basic:
Income from continuing operations available to common stockholders	$201	$923	$291
(Loss) income from discontinued operations	—	(2)	5
Net income	$201	$921	$296
Earnings per share from continuing operations	$0.43	$1.95	$0.66
Earnings per share from discontinued operations	—	—	0.01
Earnings per share—basic	$0.43	$1.95	$0.67
Weighted average shares outstanding—basic	463	473	439
Earnings Per Common Share—Diluted:
Income from continuing operations available to common stockholders	$201	$923	$291
Interest charges associated with LYONs convertible debt, net of tax effects	—	2	10
Income from continuing operations after assumed conversion of LYONs debt	201	925	301
(Loss) income from discontinued operations	—	(2)	5
Net income after assumed conversion of LYONs debt	$201	$923	$306
Earnings per share from continuing operations	$0.43	$1.89	$0.63
Earnings per share from discontinued operations	—	—	0.01
Earnings per share—diluted	$0.43	$1.89	$0.64
Diluted Weighted Average Shares Outstanding:
Weighted average shares outstanding—basic	463	473	439
Dilutive Potential Common Shares:
Stock Options	5	6	8
Restricted Stock Units	1	1	2
Warrants	—	5	6
LYONs Convertible Debt	—	4	21
Weighted average shares outstanding—diluted	469	489	476
Securities excluded from the computation of diluted earnings per common share:
Stock options(1)	40	36	25
Restricted stock units(1)	—	—	—
Warrants(1)	—	6	6
	40	42	31

(1)   These securities have been excluded from the diluted earnings per common share calculation either because the respective exercise prices are greater than the average market value of the underlying stock or their inclusion would have been antidilutive.

On April 19, 2005, the Board of Directors authorized a share repurchase plan (the “plan”). Under the provisions of the plan, Avaya may use up to $500 million of cash to repurchase shares of its outstanding common stock through April 2007. For fiscal 2006, the credit facility limited the Company’s ability to make dividend payments or distributions or to repurchase, redeem or otherwise acquire shares of Avaya common stock to $461 million (which represents 50% of consolidated net income for the Company for fiscal 2005). On September 8, 2006, an amendment to the credit facility provided that the Company may use an additional $500 million during the period from October 1, 2006 through September 30, 2008 for such activities, over and above the amount provided for under the 50% of consolidated net income test each year.

During fiscal 2006, the Company repurchased and retired 29,909,400 shares of common stock at an average purchase price of $10.98 per share, for a total of $328 million. Approximately $65 million is available through April 2007 for further share repurchases under the plan. These repurchases are made at management’s discretion in the open market or in privately negotiated transactions in compliance with applicable securities laws and other legal requirements and are subject to market conditions, share price, the terms of Avaya’s credit facility and other factors.

12.   Income Taxes

A reconciliation of the Company’s income tax provision at the federal statutory rate to the provision for (benefit from) income taxes at the effective tax rate is as follows:

	Year ended September 30,
	2006	2005	2004
	Dollars in millions
Income tax provision computed at the federal statutory rate of 35%	$99	$86	$85
State and local income taxes, net of federal income tax effect	(3)	5	9
Tax differentials on foreign earnings	(5)	36	(1)
Non-deductible restructuring costs	—	—	22
Audit settlements	(7)	(109)	(102)
Other differences—net	(2)	(1)	3
Valuation allowance	1	(693)	(65)
Provision for (benefit from) income taxes	$83	$(676)	$(49)

During fiscal 2006, the Company recognized a $7 million tax benefit resulting from the resolution of non-U.S. income tax audit matters. In fiscal 2005, the Company recognized a $109 million tax benefit resulting from the resolution of U.S. federal income tax audit matters for the pre-distribution years 1999 and 2000. The $693 million tax benefit relating to the reversal of a portion of the valuation allowance was partially offset by a tax provision recorded for the year resulting in a net tax benefit of $590 million. In fiscal 2004, the Company recognized a $102 million tax benefit resulting from the resolution of U.S. federal income tax audit matters for the pre-distribution years 1990 to 1998.

The following table presents the U.S. and foreign components of income before income taxes and the provision for (benefit from) income taxes for fiscal 2006, 2005 and 2004:

	Year ended September 30,
	2006	2005	2004
	Dollars in millions
INCOME BEFORE INCOME TAXES:
U.S.	$218	$254	$170
Foreign	66	(7)	72
Income before income taxes	$284	$247	$242
PROVISION FOR (BENEFIT FROM) INCOME TAXES:
CURRENT
Federal	$—	$(109)	$(95)
State and local	—	(12)	8
Foreign	46	40	25
Subtotal	$46	$(81)	$(62)
DEFERRED
Federal	$40	$(468)	$12
State and local	14	(117)	1
Foreign	(17)	(10)	—
Subtotal	$37	$(595)	$13
Provision for (benefit from) income taxes	$83	$(676)	$(49)

The components of deferred tax assets and liabilities on continuing operations as of September 30, 2006 and 2005 are as follows:

	September 30,
	2006	2005
	Dollars in millions
DEFERRED INCOME TAX ASSETS:
Benefit obligations	$506	$562
Accrued liabilities	83	163
Net operating loss / credit carryforwards	547	492
Other	54	46
Gross deferred tax assets	$1,190	$1,263
DEFERRED INCOME TAX LIABILITIES:
Goodwill & intangible assets	$(126)	$(136)
Property, plant and equipment	(3)	—
Other	(4)	(4)
Gross deferred tax liabilities	$(133)	$(140)
Valuation allowance	$(194)	$(165)
NET DEFERRED TAX ASSET	$863	$958

As of September 30, 2006, the Company had net operating loss carryforwards (after-tax) totaling $488 million, comprised of $383 million for U.S. federal, state and local tax purposes and $105 million for foreign tax purposes, primarily in Germany. U.S. federal and state net operating loss carryforwards expire through the year 2026, with the majority expiring in excess of 16 years. The majority of foreign net operating loss carryforwards have no expiration. Additionally, the Company has various other tax credit carryforwards totaling $59 million. Of this total, $16 million expire within 5 years, $22 million expire between five and ten years and $21 million expire in excess of ten years.

The valuation allowance of $194 million is comprised of $161 million relating to foreign deferred tax assets for which we have determined, based on historical results and projected future book and taxable income levels, that a valuation allowance should remain. The foreign valuation allowance includes approximately $126 million relating to our German operations.

The Company has not provided for U.S. deferred income taxes or foreign withholding taxes on $937 million and $847 million of undistributed earnings of its non-U.S. subsidiaries as of September 30, 2006 and 2005, respectively, since the Company intends to reinvest these earnings indefinitely.

On October 22, 2004, the American Jobs Creation Act of 2004, or the Act, was signed into law. The Act includes a deduction of 85% of certain foreign earnings that are repatriated, as defined in the Act. With respect to the repatriation provision, the Company determined that it will not repatriate earnings pursuant to the American Jobs Creation Act of 2004.

13.   Benefit Obligations

Pension and Postretirement Benefits

The Company sponsors non-contributory defined benefit pension plans covering the majority of our U.S. employees and retirees, and postretirement benefit plans for U.S. retirees that include healthcare benefits and life insurance coverage. Effective January 1, 2004, the pension plan for U.S. salaried employees was amended to eliminate benefit accruals for compensation paid after December 31, 2003. Effective June 1, 2006, the Company entered into a new three-year collective bargaining agreement (the “Agreement”) with the Communications Workers of America (“CWA”) and the International Brotherhood of Electrical Workers (“IBEW”). The Agreement affects the level of pension and postretirement benefits available to U.S. employees of the Company who are represented by the CWA or IBEW (“represented employees”).

Certain non-U.S. operations have various retirement benefit programs covering substantially all of their employees. Some of these programs are considered to be defined benefit pension plans for accounting purposes.

Our general funding policy with respect to our qualified pension plans is to contribute amounts at least sufficient to satisfy the minimum amount required by applicable law and regulations, or to directly pay benefits where appropriate. In fiscal 2006 and 2005, contributions to our U.S. pension plans totaled $48 million and $7 million, respectively, and contributions to our non-U.S. pension plans totaled $10 million and $9 million, respectively. The contributions to the U.S. pension plans in fiscal 2006 consisted of payments totaling $6 million for certain pension benefits that are not pre-funded, and a voluntary cash contribution of $42 million. The contributions to the U.S. pension plans in fiscal 2005 consisted of payments totaling $7 million for certain pension benefits that were not pre-funded. In fiscal 2006 and 2005, we were not required to make a contribution to satisfy the minimum statutory funding requirements in the U.S. In fiscal 2007, we estimate we will make payments totaling $6 million for certain U.S. pension benefits that are not pre-funded, a $2 million contribution to satisfy the minimum statutory funding requirements in the U.S. and contributions totaling $12 million for non-U.S. plans.

Most post-retirement medical benefits are not pre-funded. Consequently, we make payments as these retiree medical benefits are disbursed. In fiscal 2005, the assets in one of our retiree medical plans were exhausted, thus increasing the amount of post-retirement medical benefits that are not pre-funded. As a result, payments for retiree medical benefits increased from $27 million in fiscal 2005 to $52 million in fiscal 2006. In compliance with the terms of the Agreement with the CWA and IBEW, the Company will contribute $47 million each year, during calendar years 2007 through 2009, to fund retirement medical benefits for the represented employees. The contributions are expected to be made on a quarterly basis. As a result, contributions plus payments for retiree medical benefits are expected to total $63 million in fiscal 2007.

On September 30, 2006, our annual measurement date, the accumulated benefit obligation related to our U.S. and non-U.S. pension plans exceeded the fair value of the pension plan assets (such excess is referred to as an unfunded accumulated benefit obligation). Changes in the amount of the unfunded accumulated benefit obligation result from factors such as a change in the interest rate used to discount the accumulated benefit obligation to its present settlement amount, contributions to the pension plan, changes in the level of benefits offered to employees and the investment return generated by pension plan assets. For U.S. plans, the unfunded accumulated benefit obligation exceeded the Company’s accrued pension liability by $692 million, a decrease of $219 million from September 30, 2005. For non-U.S. plans with an unfunded accumulated benefit obligation in excess of the Company’s accrued pension liability, the excess totaled $63 million, a decrease of $9 million from September 30, 2005. As a result, in accordance with SFAS 87, the Company recorded an adjustment to decrease the additional minimum pension liability from $947 million at September 30, 2005 to $719 million at September 30, 2006. This resulted in a $213 million net decrease to accumulated other comprehensive loss to $700 million at September 30, 2006, and a $15 million decrease to intangible assets, to $19 million at September 30, 2006. The charge to stockholders’ equity represents a net loss not yet recognized as pension expense.

In connection with recognizing a decrease in the minimum pension liability in fiscal 2006, the Company also recorded a reduction to the deferred tax asset of $78 million. This reduced the deferred tax asset related to the minimum pension liability from $345 million at September 30, 2005, to $267 million at September 30, 2006.

A reconciliation of the changes in the benefit obligations and fair value of assets of the defined benefit pension and postretirement plans, the funded status of the plans, and the amounts recognized in the Consolidated Balance Sheets is provided in the table below:

	Pension Benefits		Pension Benefits		Postretirement
	U.S.		Non-U.S.		Benefits
	September 30,		September 30,		September 30,
	2006	2005	2006	2005	2006	2005
	Dollars in millions
CHANGE IN BENEFIT OBLIGATION
Benefit obligation as of October 1	$3,082	$3,023	$369	$30	$561	$723
Acquisitions/ transfers	—	—	2	314	—	—
Service cost	16	17	12	10	4	5
Interest cost	165	169	16	14	34	39
Amendments	(7)	—	(2)	—	193	—
Actuarial (gain) loss	(132)	68	(15)	39	(13)	(157)
Benefits paid	(197)	(195)	(8)	(7)	(54)	(49)
Exchange rate movements	—	—	21	(26)	—	—
Curtailments, settlements and other	—	—	—	(5)	—	—
Benefit obligation as of September 30	$2,927	$3,082	$395	$369	$725	$561
CHANGE IN PLAN ASSETS
Fair value of plan assets as of October 1	$2,271	$2,169	$18	$18	$125	$143
Sale of Connectivity Solutions	—	(2)	—	—	—	—
Transfer to Lucent	—	—	—	—	—	(12)
Actual return on plan assets	231	292	—	—	12	16
Employer contributions	48	7	10	9	52	27
Benefits paid	(197)	(195)	(8)	(7)	(54)	(49)
Exchange rate movements	—	—	1	(1)	—	—
Settlements and other	—	—	(1)	(1)	—	—
Fair value of plan assets as of September 30	$2,353	$2,271	$20	$18	$135	$125
UNFUNDED STATUS OF THE PLAN	$(574)	$(811)	$(375)	$(351)	$(590)	$(436)
Unrecognized prior service cost	4	16	(2)	—	236	59
Unrecognized net loss	688	900	29	42	(9)	10
Net amount recognized	$118	$105	$(348)	$(309)	$(363)	$(367)
AMOUNT RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS CONSISTS OF:
Accrued benefit liability	$(574)	$(806)	$(375)	$(345)	$(363)	$(367)
Intangible asset	19	34	—	—	—	—
Accumulated other comprehensive loss	673	877	27	36	—	—
Net amount recognized	$118	$105	$(348)	$(309)	$(363)	$(367)

In fiscal 2006, plan amendments to increase retirement medical benefits for the represented employees and to contribute $47 million each year, during calendar years 2007 through 2009, to fund such benefits pursuant to the terms of the Agreement, resulted in a $193 million increase to our postretirement benefit obligation.

In fiscal 2005, pursuant to the terms of a Share Purchase Agreement between the Company and Tenovis, the Company assumed a $314 million benefit obligation in connection with the defined benefit pension plans of Tenovis.

In fiscal 2005, the Company experienced a $157 million net actuarial gain with respect to measurement of our postretirement benefit obligation. The net gain was primarily due to expected cost savings associated with the Medicare Part D prescription drug subsidy, based on the final regulations issued by the Centers for Medicare and Medicaid Services issued on January 21, 2005, and due to changes in assumptions concerning enrollment in retiree medical coverage based on current experience.

In fiscal 2005, the Company and Lucent Technologies Inc. (“Lucent”) agreed on a final resolution regarding the asset transfer for the Avaya Inc. Life Insurance Plan (the “Plan”) with respect to the 2000 divestiture of the Company from Lucent. This agreement resulted in the transfer of $12 million of plan assets from the Plan to the Lucent Inc. Life Insurance Plan.

The following table provides the accumulated benefit obligation for all defined benefit pension plans and information for pension plans with an accumulated benefit obligation in excess of plan assets:

	U.S. Plans		Non-U.S. Plans
	September 30,		September 30,
	2006	2005	2006	2005
	Dollars in millions
Accumulated Benefit Obligation for all plans	$2,927	$3,077	$384	$359
Plans with Accumulated Benefit Obligation in excess of plan assets
Projected Benefit Obligation	$2,927	$3,082	$373	$369
Accumulated Benefit Obligation	2,927	3,077	368	359
Fair Value of Plan Assets	2,353	2,271	2	18

Estimated future benefits expected to be paid in each of the next five fiscal years, and in aggregate for the five fiscal years thereafter, is presented below:

				Federal
				Prescription
				Drug
	Pension Benefits		Other	Subsidy
	U.S.	Non-U.S.	Benefits	Receipts
	Dollars in millions
2007	$225	$10	$63	$—
2008	197	13	67	1
2009	200	15	66	1
2010	203	17	61	1
2011	205	19	58	2
2012—2016	1,040	117	266	15

The components of the pension net periodic benefit cost (credit) for fiscal 2006, 2005 and 2004 are provided in the table below:

	Pension Benefits—U.S.			Pension Benefits—Non-U.S.
	Year ended September 30,			Year ended September 30,
	2006	2005	2004	2006	2005	2004
	Dollars in millions
COMPONENTS OF NET PERIODIC BENEFIT COST (CREDIT)
Service cost	$16	$17	$16	$12	$10	$4
Interest cost	165	169	170	16	14	1
Expected return on plan assets	(205)	(217)	(217)	(1)	(1)	(1)
Amortization of unrecognized prior service cost	5	6	7	—	—	—
Recognized net actuarial loss	54	35	15	—	—	—
Curtailment, settlement gain	—	—	—	—	—	(1)
Net periodic benefit cost (credit)	$35	$10	$(9)	$27	$23	$3

The components of the postretirement net periodic benefit cost for fiscal 2006, 2005 and 2004 are provided in the table below:

	Postretirement Benefits
	Year ended September 30,
	2006	2005	2004
	Dollars in millions
COMPONENTS OF NET PERIODIC BENEFIT COST (CREDIT)
Service cost	$4	$5	$4
Interest cost	34	39	41
Expected return on plan assets	(8)	(11)	(15)
Amortization of unrecognized prior service cost	16	9	10
Recognized net actuarial loss (gain)	2	5	5
Amortization of transition asset	—	—	—
Net periodic benefit cost	$48	$47	$45

The weighted average assumptions used to determine the projected benefit obligation and net periodic benefit cost for the pension plans are provided in the table below:

	Pension Benefits—U.S.			Pension Benefits—Non-U.S.
	2006	2005	2004	2006	2005	2004
Weighted-average assumptions used to determine Benefit obligations at September 30
Discount rate	5.90%	5.50%	5.75%	4.74%	4.24%	5.22%
Rate of compensation increase	4.00%	4.00%	4.00%	3.03%	3.04%	3.40%
Weighted-average assumptions used to determine net periodic benefit cost for years ended September 30
Discount rate	5.50%	5.75%	6.00%	4.24%	4.79%	5.31%
Expected return on plan assets	9.00%	9.00%	9.00%	4.11%	5.41%	5.58%
Rate of compensation increase	4.00%	4.00%	4.00%	3.04%	3.03%	3.29%

The weighted average assumptions used to determine the accumulated postretirement benefit obligation and net periodic benefit cost for the postretirement plans are provided in the table below:

	Postretirement Benefits
	2006	2005	2004

Weighted-average assumptions used to determine Benefit obligations at September 30
Discount rate	5.90%	5.50%	5.75%
Rate of compensation increase	4.00%	4.00%	4.00%
Weighted-average assumptions used to determine net periodic benefit cost for years ended September 30
Discount rate	5.50%	5.75%	6.00%
Expected return on plan assets	7.00%	7.25%	9.00%
Rate of compensation increase	4.00%	4.00%	4.00%

The assumptions in the above table were reassessed as of September 30, 2006. The weighted average discount rate used to determine the benefit obligation was increased from 5.50% to 5.90% for U.S. plans, and from 4.24% to 4.74% for non-U.S. plans. The discount rate for our U.S. pension and postretirement plans is selected by applying the published rates of an existing yield curve, such as the Citigroup Above Median Pension Discount Curve, to the expected benefit payment streams to develop a rate at which we believe the benefit obligations could be effectively settled. We also conducted a study of the expected long-term rate of return on the pension and postretirement plan assets. This study consisted of forecasting the forward-looking return, risk and correlation for all asset classes. The forecasted inflation rate, productivity growth rate, dividend payout ratio, and risk premium are examples of the inputs used to develop the forward-looking return assumptions. The results of the study were applied to the target asset allocations to determine the expected long-term rate of return. As a result, the expected rate of return on the pension plan assets and postretirement plan assets will remain unchanged at 9.0% and 7.0% respectively for fiscal 2007.

The assumed health care cost trend rates for postretirement benefit plans were as follows:

	September 30,
	2006	2005
Health care cost trend rate assumed for next year	9.7%	9.7%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2011	2011

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

The weighted-average asset allocation of the pension and postretirement plans by asset category and target allocation is as follows:

	Pension Plan			Pension Plan		Postretirement
	Assets—U.S.			Assets—Non-U.S.		Plan Assets
	September 30,		Long-term	September 30,		September 30,		Long-term
Asset Category	2006	2005	Target	2006	2005	2006	2005	Target
Equity Securities(1)	49%	61%	48%	0%	0%	69%	71%	70%
Debt Securities	30%	28%	30%	70%	75%	31%	29%	30%
Other(2)	21%	11%	22%	30%	25%	0%	0%	0%
Total	100%	100%	100%	100%	100%	100%	100%	100%

(1)   Equity securities in the pension plan included $26 million and $23 million of Avaya common stock as of September 30, 2006 and 2005, respectively.

(2)   Other includes cash/cash equivalents, hedge funds and limited partnerships of various types.

The Company’s asset investment strategy focuses on maintaining a diversified portfolio designed to optimize returns subject to a prudent level of risk. An asset-liability study is performed every two to three years (or more frequently, if necessary) for the pension plans, and on an as-necessary basis for the postretirement plans, to determine the optimal asset mix to meet future benefit obligations. The most recent pension asset-liability study was completed in fiscal 2004.

The Company uses derivative financial instruments including futures, options and swaps in support of our investment strategy, principally to limit or minimize exposure to certain risks, and to increase investment returns. The use of derivative financial instruments for speculative purposes is prohibited by the Company’s investment policy.

Savings Plans

Substantially all of the Company’s U.S. employees are eligible to participate in savings plans sponsored by the Company. The plans allow employees to contribute a portion of their compensation on a pre-tax and after-tax basis in accordance with specified guidelines. Avaya matches a percentage of employee contributions up to certain limits. The Company’s expense related to these savings plans was $50 million, $53 million and $40 million in fiscal 2006, 2005 and 2004, respectively.

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

Stock Options

Stock options are generally granted with an exercise price equal to or above the market value of a share of common stock on the date of grant, have a term of 10 years or less and vest within four years from the date of grant. Most of the stock options granted in fiscal 2004 or later have a term of seven years and vest in three years. As of September 30, 2006, there were 13.3 million stock options authorized for future grants to purchase Avaya common stock under the Company’s stock compensation plan. At the 2004 Annual Meeting of Shareholders, the Avaya Inc. 2004 Long Term Incentive Plan (the “Plan”) was approved. The Plan became the successor plan to, and no further grants will be made from, the Company’s four previous existing plans: the 2000 Long Term Incentive Plan, the 2000 Stock Compensation Plan for Non-employee Directors, the Broad Based Stock Option Plan, and the Long Term Incentive Plan for Management Employees (the “Existing Plans”). The consolidation of the Existing Plans into the Plan resulted in an aggregate reduction in the number of shares eligible for awards under the existing plans.

In connection with certain of the Company’s acquisitions, outstanding stock options held by employees of acquired companies became exercisable for Avaya’s common stock, according to their terms, effective at the acquisition date. The fair value of these options was included as part of the purchase price.

The Company considers several factors in calculating the intrinsic value of share-based awards based on the lattice-binomial model. The Company calculates expected volatility based on implied and historical volatility of the Company’s common stock and other factors. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of the Company’s employee stock options. The dividend yield assumption is based on the Company’s intent not to issue a dividend under its dividend policy. The expected holding period assumption was estimated based on the Company’s historical experience.

Share-based compensation expense recognized in the Consolidated Statements of Income for fiscal 2006 is based on awards ultimately expected to vest, reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on the Company’s historical experience. In the Company’s pro forma information required under SFAS 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

The fair value of each stock option grant made during fiscal 2006 was estimated on the grant-date using the lattice-binomial model with the following weighted average assumptions:

	Year ended September 30,
	2006	2005	2004
WEIGHTED AVERAGE ASSUMPTIONS:
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	58.1%	64.8%	73.6%
Risk-free interest rate	4.5%	3.2%	2.6%
Expected holding period (in years)	3.5	3.0	3.0

The following table summarizes information concerning options outstanding including the related transactions for fiscal 2006, 2005 and 2004:

	Shares	Weighted Average
	(000’s)	Exercise Price
OPTIONS OUTSTANDING AS OF SEPTEMBER 30, 2003	51,702	$12.44
Granted	10,230	13.72
Exercised	(9,206)	8.43
Forfeited and Expired	(4,186)	13.89
OPTIONS OUTSTANDING AS OF SEPTEMBER 30, 2004	48,540	13.35
Granted	7,189	14.90
Exercised	(4,421)	7.84
Forfeited and Expired	(2,783)	15.72
OPTIONS OUTSTANDING AS OF SEPTEMBER 30, 2005	48,525	13.95
Granted	6,503	10.85
Exercised	(3,338)	4.25
Forfeited and Expired	(2,759)	15.57
OPTIONS OUTSTANDING AS OF SEPTEMBER 30, 2006	48,931	$14.10

The weighted-average grant-date fair value of options granted during fiscal 2006 was $4.57 per share. The total intrinsic value under the lattice-binomial model ascribed to the options exercised during fiscal 2006 was $24 million.

The following table summarizes the status of the Company’s stock options as of September 30, 2006:

	Stock Options Outstanding				Stock Options Exercisable
		Average	Weighted	Aggregate		Weighted	Aggregate
		Remaining	Average	Intrinsic		Average	Intrinsic
	Shares	Contractual	Exercise	Value	Shares	Exercise	Value
Range of Exercise Prices	(000’s)	Life (Years)	Price	(000’s)	(000’s)	Price	(000’s)
$0.01 to $6.39	7,130	2.93	$4.25	$51,977	6,884	$4.30	$49,861
$6.40 to $11.18	7,361	5.84	10.51	7,562	1,126	9.55	2,235
$11.19 to $14.84	9,335	4.14	13.18	179	8,758	13.27	164
$14.85 to $15.89	13,064	4.05	14.90	—	13,064	14.90	—
$15.90 to $51.21	12,041	3.50	21.99	—	12,041	21.99	—
Total	48,931		$14.10	$59,718	41,873	$14.71	$52,260

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value, based on the Company’s average stock price as of September 30, 2006, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options exercisable as of September 30, 2006 was approximately eight million. The weighted average remaining contractual life as of September 30, 2006 for outstanding and exercisable options is 4.04 and 3.69 years, respectively.

Restricted Stock Units

The Company’s stock compensation plan permits the granting of restricted stock units (“RSU’s”) to eligible employees and non-employee Directors at fair market value at the grant-date. RSU’s typically become fully vested over a four-year period and are payable in shares of the Company’s common stock upon vesting.

The following table summarizes information concerning shares of common stock represented by RSU’s granted to Company employees for fiscal 2006, 2005 and 2004:

		Weighted-Average
		Grant-Date
Nonvested Shares	Shares (000’s)	Fair Value
Nonvested shares at September 30, 2003	8,336	$6.58
Granted	582	13.91
Vested	(6,511)	7.11
Forfeited	(219)	11.74
Nonvested shares at September 30, 2004	2,188	7.05
Granted	2,420	14.82
Vested	(714)	5.41
Forfeited	(186)	14.10
Nonvested shares at September 30, 2005	3,708	12.08
Granted	2,858	10.75
Vested	(834)	5.04
Forfeited	(413)	12.52
Nonvested shares at September 30, 2006	5,319	$12.44

As of September 30, 2006, there was approximately $36 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of four years. Compensation expense related to RSU’s was $13 million, $10 million and $15 million for fiscal 2006, 2005 and 2004, respectively.

Performance-Based Restricted Stock Units

Performance-based RSU’s vest upon the achievement of certain targets and are payable in shares of the Company’s common stock upon vesting, typically over a three-year period. The fair value is based on the market price of the Company’s common stock on the grant-date and assumes that the target payout level will be achieved. Compensation cost is adjusted for subsequent changes in the expected outcome of performance-related conditions until the vesting date.

On December 15, 2005, the Compensation Committee of the Board of Directors approved awards of 350,000 performance-vesting RSU’s to executive officers of the Company pursuant to the terms of the Plan.

Employee Stock Purchase Plan

Under the terms of the Company’s employee stock purchase plan, eligible employees may have up to 10% of eligible compensation deducted from their pay to purchase Avaya common stock. The Avaya Inc. Employee Stock Purchase Plan (“2003 ESPP”) became effective January 1, 2003 and currently expires on July 31, 2009.

Under the 2003 ESPP, the per share purchase price is 85% of the average high and low per share trading price of Avaya’s common stock on the New York Stock Exchange on the last trading day of each month. During fiscal 2006, 2005 and 2004, 1.4 million, 1.4 million and 1.1 million shares were purchased under the 2003 ESPP at weighted average prices of $9.29, $10.11 and $12.03, respectively.

15.   Operating Segments

The Company reports its operations in two segments—Global Communications Solutions and Avaya Global Services. The GCS segment develops, markets and sells communications systems including

IP telephony systems, multi-media contact center infrastructure and converged applications in support of customer relationship management, unified communications applications, appliances such as IP telephone sets and traditional voice communications systems. The AGS segment develops, markets and sells comprehensive end-to-end global service offerings that enable customers to plan, design, implement, monitor and manage their converged communications networks worldwide.

The GCS segment includes the portion of the rental and managed services revenue attributed to the equipment used in connection with the customer rental and managed services contracts. The portion of these contracts attributed to maintenance and other services is included in the AGS segment.

The segments are managed as two individual businesses and, as a result, include certain allocated costs and expenses of shared services, such as information technology, human resources, legal and finance (collectively, “corporate overhead expenses”). At the beginning of each fiscal year, the amount of certain corporate overhead expenses, including targeted annual incentive awards, to be charged to operating segments is determined and fixed for the entire year. The annual incentive award accrual is adjusted quarterly based on actual year to date results and those estimated for the remainder of the year. This adjustment of the annual incentive award accrual, as well as any other over/under absorption of corporate overhead expenses against plan is recorded within Corporate/Other Unallocated Amounts. Restructuring and impairment charges are also recorded and reported within Corporate/Other Unallocated Amounts.

Reportable Segments

Summarized financial information relating to the Company’s reportable segments is shown in the following table:

	Reportable Segments
	Global	Avaya	Corporate/Other
	Communications	Global	Unallocated
	Solutions	Services	Amounts	Total
	Dollars in millions
2006
Revenue	$2,786	$2,362	$—	$5,148
Operating income (loss)	197	171	(105)	263
Capital expenditures(1)	41	27	49	117
Depreciation and amortization(1)	171	94	4	269
Interest expense(2)	—	—	3	3
Provision for income taxes(2)	—	—	83	83
Restructuring charges	—	—	104	104
Assets:
Inventory	128	157	—	285
Goodwill	658	283	—	941
Corporate assets(2)	—	—	3,974	3,974
Total assets	$786	$440	$3,974	$5,200
2005
Revenue	$2,572	$2,330	$—	$4,902
Operating income	57	166	75	298
Capital expenditures(1)	12	5	130	147
Depreciation and amortization(1)	169	98	5	272
Interest expense(2)	—	—	19	19
Benefit from income taxes(2)	—	—	(676)	(676)
Restructuring charges	—	—	22	22
Assets:
Inventory	162	126	—	288
Goodwill	642	272	—	914
Corporate assets(2)	—	—	4,017	4,017
Total assets	$804	$398	$4,017	$5,219
2004
Revenue	$2,044	$2,021	$4	$4,069
Operating income	71	249	3	323
Capital expenditures(1)	7	6	68	81
Depreciation and amortization(1)	89	52	6	147
Interest expense(2)	—	—	66	66
Benefit from income taxes(2)	—	—	(49)	(49)
Assets:
Inventory	97	142	—	239
Goodwill	187	70	—	257
Corporate assets(2)	—	—	3,663	3,663
Total assets	$284	$212	$3,663	$4,159

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

(2)   Interest expense, Provision for (benefit from) income taxes and Restructuring charges are managed at a corporate level by senior management of the company and not at a segment level. These are therefore disclosed in the Corporate / Other Unallocated Amounts column. Corporate assets consist primarily of cash and cash equivalents, deferred income taxes, and property, plant and equipment. Corporate assets are included in Corporate / Other Unallocated Amounts since they are managed at a corporate level and are not identified with the segments.

Geographic Information

Financial information relating to the Company’s revenue by geographic area is as follows:

	External Revenue(1)			Long-Lived Assets(2)
	Year ended September 30,			September 30,
	2006	2005	2004	2006	2005
	Dollars in millions
U.S.	$2,994	$2,908	$3,089	$399	$453
Outside the U.S.:
Germany	733	724	45	200	214
EMEA (excluding Germany)—Europe / Middle East / Africa	765	696	493	45	52
APAC—Asia Pacific	383	336	226	18	14
Americas, non-US	273	238	216	6	5
Total outside the U.S.	2,154	1,994	980	269	285
Total	$5,148	$4,902	$4,069	$668	$738

(1)   Revenue is attributed to geographic areas based on the location of customers.

(2)   Represents property, plant and equipment, net.

16.   Related Party Transactions

In August and September 2005, the Warburg Entities distributed to their partners an aggregate of 24,999,988 shares of the Company’s common stock, according to Schedules 13D/A filed with the SEC on August 4, 2005 and September 2, 2005, respectively (see Note 10, “Warrants to Purchase Common Stock and Other Equity Transactions”).

In October 2005, 5,379,732 warrants held by the Warburg Entities expired pursuant to their terms.  Also in October 2005, the Warburg Entities (i) exercised the remaining warrants held by them, resulting in their acquisition of 5,236,861 shares of common stock and (ii) advised the Company that they had distributed to their partners an aggregate of 15,299,993 shares of common stock.  On September 19, 2006, the Warburg Entities advised the Company that they sold 156,529 shares of our common stock in the open market.  As a result of the foregoing, as of October 2, 2006, the Warburg Entities ceased owning any shares of our common stock, based upon public filings and information provided to us by these entities.

As previously disclosed, in 2004, Gyro Graphic Communications, Inc. and its affiliates (“Gyro”) were selected to provide certain services regarding marketing events and demand generation activities related to the launch of various Avaya products.  Avaya continued to obtain services from Gyro for similar events and activities during 2006.  Garry K. McGuire, Jr., the President of Gyro USA, a division of Gyro, is the son of Garry K. McGuire, Avaya’s Chief Financial Officer.  In June 2005, Daniel Peterson, the son of Avaya’s

former Chairman and Chief Executive Officer, Donald K. Peterson, became employed by Gyro.  During fiscal 2006, 2005 and 2004, the Company paid Gyro $5.5 million, $4.6 million and $1.3 million, respectively, for its services.  The terms, including pricing, on which Avaya did business with Gyro during fiscal 2006 were compatible overall with those on which Avaya obtained similar services from other vendors

17.   Commitments and Contingencies

Legal Proceedings

In the ordinary course of business the Company is involved in litigations, claims, government inquiries, investigations, charges and proceedings, including, but not limited to, those identified below relating to intellectual property, commercial, securities, employment, employee benefits, environmental and regulatory matters. Other than as described below, the Company believes there is no litigation pending against the Company that could have, individually or in the aggregate, a material adverse effect on the Company’s financial position, results of operations or cash flows.

In accordance with SFAS No. 5, “Accounting for Contingencies,” the Company records an accrual for a contingency when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If a range of liability is probable and estimable and some amount within the range appears to be a better estimate than any other amount within the range, the Company accrues that amount. If a range of liability is probable and estimable and no amount within the range appears to be a better estimate than any other amount within the range, the Company accrues the minimum of such probable range. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions that have been deemed reasonable by management. Although the Company believes it has substantial defenses in these matters, it could in the future incur judgments or enter into settlements of claims that could have a material adverse effect on the results of operations in any particular period.

Commissions Arbitration Demand

In July 2002, Communications Development Corporation (“CDC”), a British Virgin Islands corporation, made formal demand for arbitration for alleged unpaid commissions in an amount in excess of $10 million, stemming from the sale of products from Avaya’s businesses that were formerly owned by Lucent involving the Ministry of Russian Railways. In April 2003, CDC initiated the arbitration before the American Arbitration Association. The plaintiff alleges that as a result of agreements entered into between the plaintiff and the Company, it is owed commissions on sales by the Company to the Ministry of Russian Railways on a continuing basis. The Company believes that the agreements relating to the plaintiff’s claim have expired or do not apply to the products in question. As the sales of products continue, CDC may likely increase its commission demand. An arbitration hearing originally commenced in December 2005 concluded in July 2006. The parties have submitted their respective briefs to the panel and a decision may be issued in late calendar 2006 or early 2007.

As the arbitration panel has not issued its decision, an outcome cannot be predicted and, as a result, we cannot determine if this matter will have an effect on our business or, if it does, whether its outcome will have a material adverse effect on its financial position, results of operations or cash flows. Due to the uncertainty surrounding the issues involved in this matter and based on the facts and circumstances known to date, the Company believes that an estimate of any loss that may be incurred cannot be made at this time.

Securities Litigation

In April and May of 2005, purported class action lawsuits were filed in the U.S. District Court for the District of New Jersey against us and certain of our officers, alleging violations of the federal securities laws. The actions purport to be filed on behalf of purchasers of our common stock during the period from October 5, 2004 (the date of our signing of the agreement to acquire Tenovis) through April 19, 2005.

The complaints, which are substantially similar to one another, allege, among other things, that the plaintiffs were injured by reason of certain allegedly false and misleading statements made by us relating to the cost of the Tenovis integration, the disruption caused by changes in the delivery of our products to the market and reductions in the demand for our products in the U.S., and that based on the foregoing we had no basis to project our stated revenue goals for fiscal 2005. The Company has been served with a number of these complaints. No class has been certified in the actions. The complaints seek compensatory damages plus interest and attorneys’ fees. In August 2005, the court entered an order identifying a lead plaintiff and lead plaintiffs’ counsel. A consolidated amended complaint was filed in October 2005. Pursuant to a scheduling order issue by the District Court, defendants filed their motion to dismiss the consolidated complaint in December 2005. In September 2006, the District Court granted defendants’ motion to dismiss the case in its entirety and with prejudice, which was appealed by the plaintiffs. The appeal is currently pending with the United States Court of Appeals for the Third Circuit.

Derivative Litigation

In May and July of 2005, three derivative complaints were filed against certain officers and the members of the Board of Directors (“Board”) of the Company. Two complaints were filed in the United States District Court for the District of New Jersey, and one was filed in the Superior Court of New Jersey—Somerset County. The allegations in each of the complaints are substantially similar and include the Company as a nominal defendant. The complaints allege, among other things, that defendants violated their fiduciary duties by failing to disclose material information and/or by misleading the investing public about the Company’s business, asserting claims substantially similar to those asserted in the actions described above under “Securities Litigation.” The complaints seek contribution from the defendants to the Company for alleged violations of the securities laws, restitution to the Company and disgorgement of profits earned by defendants, and fees and costs.

While the parties have agreed to stay these matters pending outcome of the motion to dismiss described in “Securities Litigation” above, these actions are still in the early stages of litigation and an outcome cannot be predicted and, as a result, we cannot be assured that these cases will not have a material adverse effect on our financial position, results of operations or cash flows.

ERISA Class Action—Securities Litigation

In July 2005, a purported class action lawsuit was filed in the United States District Court for the District of New Jersey against the Company and certain of its officers, employees and members of the Board of Directors (the “Directors”), alleging violations of certain laws under the Employee Retirement Income Security Act of 1974 (“ERISA”). On October 17, 2005, an amended purported class action was filed against us and certain of our officers, employees and Directors. Like the initial complaint, the amended complaint purports to be filed on behalf of all participants and beneficiaries of the Avaya Inc. Savings Plan, the Avaya Inc. Savings Plan for Salaried Employees and the Avaya Inc. Savings Plan for the Variable Workforce (collectively, the “Plans”), during the period from October 5, 2004 through July 20, 2005. It contains factual allegations substantially similar to those asserted in the matters under the heading of “Securities Litigation.”

The complaint alleged, among other things, that the named defendants breached their fiduciary duties owed to participants and beneficiaries of the Plans and failed to act in the interests of the Plans’ participants and beneficiaries in offering Avaya common stock as an investment option, purchasing Avaya common stock for the Plans and communicating information to the Plans’ participants and beneficiaries. The complaint sought a monetary payment to the plans to make them whole for the alleged breaches, costs and attorneys’ fees. The Defendants filed a motion to dismiss the amended complaint in December 2005. In an order and opinion dated April 24, 2006, the District Court judge granted the Defendant’s motion and dismissed the amended complaint in its entirety. In May 2006, the plaintiffs filed a Notice of Appeal with the United States Court of Appeals for the Third Circuit. The parties have completed their respective briefing submissions to the court and are awaiting a notice as to whether the court will entertain oral argument. Although the defendants believe that the District Court correctly decided the motion to dismiss, given the uncertainties of the appeal, at this time the Company cannot determine if this matter will have an effect on its business or, if it does, whether its outcome will have a material adverse effect on its financial position, results of operations or cash flows. Due to the uncertainty surrounding the issues involved in this matter and based on the facts and circumstances known to date, the Company believes that an estimate of any loss that may be incurred cannot be made at this time.

ERISA Class Action—Stock Funds

In April 2006, a purported class action was filed in the United States District Court for the District of New Jersey, alleging that the Company, certain employees and the Pension and Employee Benefits Investment Committee violated the Employee Retirement Income Security Act of 1974 (“ERISA”), by including in the Avaya Inc. Savings Plan for Salaried Employees, the Avaya Inc. Savings Plan and the Avaya Inc. Savings Plan for the Variable Workforce (“Plans”), investment options for the Lucent Technologies Inc. Stock Fund (“Lucent Fund”) and the Avaya Inc. Stock Fund (“Avaya Fund”) for the period of October 2000 to April 2003 (“Alleged Class Period”). The complaint asserts, among other things, that during the Alleged Class Period defendants breached their fiduciary duties under ERISA by violating ERISA’s provisions against prohibited transactions; offering the Lucent Fund and Avaya Fund imprudently as investment options; failing properly to monitor the funds; and, failing properly to monitor the actions of other plan fiduciaries, thus causing the Plans to suffer damages. The complaint seeks monetary relief on behalf of the Plans and its participants, and also seeks injunctive relief and costs, including attorneys’ fees. Defendants have filed a motion to dismiss this case in its entirety and with prejudice, and that motion is currently pending with the District Court.

This matter is in the early stages of litigation, and an outcome cannot be predicted and, as a result, we cannot be assured that this case will not have a material adverse effect on our financial position, results of operations or cash flows. Due to the uncertainty surrounding the issues involved in this matter and based on the facts and circumstances known to date, the Company believes that an estimate of any loss that may be incurred cannot be made at this time.

Antitrust Lawsuit

In July 2005, United Asset Coverage, Inc. (“UAC”) filed a verified complaint against the Company in the United States District Court, Northern District of Illinois, alleging, among other things, violations of federal and state antitrust laws, in the manner in which the Company seeks to protect its proprietary information. The verified complaint sought a temporary restraining order against the Company to enjoin immediately its practice of limiting the use of its proprietary information in a manner which UAC believes is in violation of its contracts and licensing agreements. The court denied UAC’s motion for temporary restraints in August 2005 as well as its motion for preliminary injunction in January 2006. The plaintiff, however, has continued to pursue this action, and, as a result, discovery is ongoing.

Even though Avaya prevailed in the preliminary injunction proceeding, an outcome in this matter cannot be predicted at this time, and we cannot be assured that this case will not have a material adverse effect on our financial position, results of operations or cash flows. Due to the uncertainty surrounding the issues involved in this matter and based on the facts and circumstances known to date, the Company believes that an estimate of any loss that may be incurred cannot be made at this time.

Other Matters

Government Subpoenas

On April 29, 2005, the Company received a subpoena to produce documents before a grand jury of the United States District Court, District of South Carolina, relating to the United States’ investigation of potential antitrust and other violations in connection with the federal E-Rate Program. The subpoena requests records from the period January 1, 1997 to the present. The Company complied with the subpoena and has received no indication from the Department of Justice that it has any further obligations or involvement in this matter. Nonetheless, at this time, we cannot determine if this matter will have an effect on our business or, if it does, whether its outcome will have a material adverse effect on our financial position, results of operations or cash flows.

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

The Company is cooperating with the relevant government entities with respect to these subpoenas. Based on the facts and circumstances known to date, the Company believes that an estimate of any loss that may be incurred with respect to these subpoenas cannot be made at this time.

Environmental, Health and Safety Matters

The Company is subject to a wide range of governmental requirements relating to employee safety and health and to the handling and emission into the environment of various substances used in its operations. The Company is subject to certain provisions of environmental laws, particularly in the United States and Germany, governing the cleanup of soil and groundwater contamination. Such provisions impose liability for the costs of investigating and remediating releases of hazardous materials at currently or formerly owned or operated sites. In certain circumstances, this liability may also include the cost of cleaning up historical contamination, whether or not caused by the Company. The Company is currently conducting investigation and/or cleanup of known contamination at nine of its current or former facilities either voluntarily or pursuant to government directives. Based on currently available information, none of the sites is reasonably likely to generate environmental costs that will be individually material nor will environmental costs for all sites in the aggregate be material in any fiscal year. There are no known third parties who may be responsible for investigation and/or cleanup at these sites and therefore, for purposes of assessing the adequacy of accruals for these liabilities, the Company has not assumed that it will recover amounts from any third party, including under any insurance coverage or indemnification arrangement.

It is often difficult to estimate the future impact of environmental matters, including potential liabilities. The Company has established financial reserves to cover environmental liabilities where they are probable and reasonably estimable. Reserves for estimated losses from environmental matters are undiscounted and consist primarily of estimated remediation and monitoring costs and are, depending on the site, based primarily upon internal or third party environmental studies and the extent of contamination and the type of required cleanup. The Company is not aware of, and has not included in reserves any provision for, unasserted environmental claims.

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

The Company assesses the adequacy of environmental reserves on a quarterly basis. The Company does not expect the outcome of these matters to have a material impact on its financial position. Expenditures for environmental matters for fiscal 2006, 2005 and 2004 were not material to the Company’s financial position, results of operations or cash flows. Payment for the environmental costs covered by the reserves may be made over a 30-year period. Although the Company does not separately track recurring costs of managing hazardous substances and pollutants in ongoing operations, it does not believe them to be material.

We also may from time to time be subject to various state, federal and international laws and regulations governing the environment, including those restricting the presence of certain substances in electronic products and making producers of those products financially responsible for the collection, treatment, recycling and disposal of certain products. For example, the EU has adopted the RoHS and WEEE directives. RoHS prohibits the use of certain substances, including mercury and lead, in certain products put on the market after July 1, 2006. The WEEE directive obligates parties that place electrical and electronic equipment onto the market in the EU to put a clearly identifiable mark on the equipment, register with and report to EU member countries regarding distribution of the equipment, and provide a mechanism to take back and properly dispose of the equipment. Each EU member country has enacted, or is expected soon to enact, legislation clarifying what is and what is not covered by the WEEE directive in that country. We believe that we have met the requirements of the RoHS and WEEE directives. Similar laws and regulations have been or may be enacted in other regions.

Product Warranties

The Company recognizes a liability for the estimated costs that may be incurred to remedy certain deficiencies of quality or performance of the Company’s products. These product warranties extend over a specified period of time generally ranging up to two years from the date of sale depending upon the product subject to the warranty. The Company accrues a provision for estimated future warranty costs based upon the historical relationship of warranty claims to sales. The Company periodically reviews the adequacy of its product warranties and adjusts, if necessary, the warranty percentage and accrued warranty reserve, which is included in other current liabilities in the Consolidated Balance Sheets, for actual experience.

Dollars in millions
Balance as of September 30, 2005	$30
Reductions for payments and costs to satisfy claims	(46)
Accruals for warranties issued during the period	45
Balance as of September 30, 2006	$29

Guarantees of Indebtedness and Other Off-Balance Sheet Arrangements

Letters of Credit

The Company has entered into uncommitted credit facilities that vary in term totaling $129 million as of September 30, 2006, for the purpose of obtaining third party financial guarantees such as letters of credit which ensure the Company’s performance or payment to third parties. Additionally, the Company has a $400 million committed credit facility, which is discussed in Note 8, “Capital Lease Obligations and Long-Term Debt.”  As of September 30, 2006, the Company had outstanding an aggregate of $108 million in irrevocable letters of credit under the committed and uncommitted credit facilities (including $35 million under its $400 million committed credit facility).

Surety Bonds

The Company arranges for the issuance of various types of surety bonds, such as license, permit, bid and performance bonds, which are agreements under which the surety company guarantees that the Company will perform in accordance with contractual or legal obligations. These bonds vary in duration although most are issued and outstanding from six months to three years. These bonds are backed by $6 million of our letters of credit. If the Company fails to perform under its obligations, the maximum potential payment under these surety bonds is $26 million as of September 30, 2006. Historically, no surety bonds have been drawn upon.

Purchase Commitments and Termination Fees

The Company purchases components from a variety of suppliers and uses several contract manufacturers to provide manufacturing services for its products. During the normal course of business, in order to manage manufacturing lead times and to help assure adequate component supply, the Company enters into agreements with contract manufacturers and suppliers that allow them to produce and procure inventory based upon forecasted requirements provided by the Company. If the Company does not meet these specified purchase commitments, it could be required to purchase the inventory, or in the case of certain agreements, pay an early termination fee. As of September 30, 2006, the maximum potential payment under these commitments was approximately $197 million. Historically, the Company has not been required to pay a charge for not meeting its designated purchase commitments with these suppliers.

The Company’s outsourcing agreement with its most significant contract manufacturer was extended and now expires in November 2007. All manufacturing of the Company’s products is performed in accordance with detailed specifications and product designs furnished by the Company and is subject to rigorous quality control standards.

Product Financing Arrangements

The Company sells products to various resellers that may obtain financing from certain unaffiliated third party lending institutions.

In March 2001, the Company entered into a product financing arrangement with one U.S. reseller which expired during fiscal 2005. Accordingly, Avaya is no longer obligated to repurchase inventory previously sold to this reseller in the event the lending institution, which financed the transaction, repossesses the reseller’s inventory of the Company’s products.

For the Company’s product financing arrangement with resellers outside the U.S., in the event participating resellers default on their payment obligations to the lending institution, the Company is obligated under certain circumstances to guarantee repayment to the lending institution. The repayment amount fluctuates with the level of product financing activity. The guarantee repayment amount reported to the Company from the lending institution was approximately $5 million as of September 30, 2006. The Company reviews and sets the maximum credit limit for each reseller participating in this financing arrangement. Historically, there have not been any guarantee repayments by the Company. The estimated fair value of this guarantee as of September 30, 2006 is not significant. There can be no assurance that the Company will not be obligated to repurchase inventory under this arrangement in the future.

Performance Guarantee

In connection with the sale of Connectivity Solutions and the sale of a portion of the Expanets business, the Company has assigned its rights and obligations under several real estate leases to the acquiring companies (the “assignees”). The remaining terms of these leases vary from one year to eight years. While the Company is no longer the primary obligor under these leases, the lessors have not completely released the Company from its obligations, and hold it secondarily liable in the event that the assignees default on these leases. The maximum potential future payments the Company could be required to make, if all of the assignees were to default as of September 30, 2006, would be approximately $16 million. The Company has assessed the probability of default by the assignees and has determined it to be remote.

Credit Facility Indemnification

In connection with its obligations under the credit facility described in Note 8, “Capital Lease Obligations and Long-Term Debt—Credit Facility Amendments,” the Company has agreed to indemnify the third party lending institutions for costs incurred by the institutions related to changes in tax law or other legal requirements. While there have been no amounts paid to the lenders pursuant to this indemnity in the past, there can be no assurance that the Company will not be obligated to indemnify the lenders under this arrangement in the future.

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

Leases

The Company leases land, buildings and equipment under agreements that expire in various years through 2025. Rental expense under operating leases, excluding any lease termination costs incurred related to the Company’s restructuring programs, was $116 million, $136 million and $130 million for fiscal 2006, 2005 and 2004, respectively.

The table below sets forth future minimum lease payments, net of sublease income, due under non-cancelable operating leases, of which $39 million of such payments have been accrued for in accordance with accounting principles generally accepted in the U.S. pertaining to restructuring and exit activities.

Future minimum
lease payments
Dollars in millions
2007	$139
2008	115
2009	94
2010	69
2011	55
2012 and thereafter	232
Future minimum lease payments	$704

18.   Quarterly Information (unaudited)

	Fiscal Year Quarters
	First	Second	Third	Fourth	Total
	Dollars in millions, except per share and stock price amounts
Year Ended September 30, 2006
Revenue	$1,249	$1,238	$1,297	$1,364	$5,148
Gross margin	589	578	588	635	2,390
Operating income	107	53	28	75	263
Provision for (benefit from) income taxes	40	19	(11)	35	83
Net income	$71	$38	$44	$48	$201
Earnings per share—Basic:	$0.15	$0.08	$0.10	$0.11	$0.43
Earnings per share—Diluted:	$0.15	$0.08	$0.10	$0.10	$0.43
Stock price (1):
High	$12.70	$12.08	$13.11	$11.97	$13.11
Low	$10.21	$10.13	$10.73	$8.85	$8.85
Year Ended September 30, 2005
Revenue	$1,148	$1,222	$1,236	$1,296	$4,902
Gross margin	543	563	575	616	2,297
Operating income	88	52	76	82	298
Provision for (benefit from) income taxes	7	11	(117)	(577)	(676)
Income from continuing operations	33	36	194	660	923
(Loss) from discontinued operations	(2)	—	—	—	(2)
Net income	$31	$36	$194	$660	$921
Earnings per share—Basic:
Earnings per share from continuing operations	$0.07	$0.08	$0.41	$1.39	$1.95
(Loss) per share from discontinued operations	—	—	—	—	—
Earnings per share	$0.07	$0.08	$0.41	$1.39	$1.95
Earnings per share—Diluted:
Earnings per share from continuing operations	$0.07	$0.07	$0.40	$1.36	$1.89
(Loss) per share from discontinued operations	—	—	—	—	—
Earnings per share	$0.07	$0.07	$0.40	$1.36	$1.89

(1)   Shows the intraday high and low sales price per share of the Company’s common stock as reported on the New York Stock Exchange for the periods indicated.